Form 20-F
period 2020-12-31
Chindata Group Holdings Ltd
filed 2021-04-22
CIK 1807192

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number: 001-39556

Chindata Group Holdings Limited

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

No. 47 Laiguangying East Road,

Chaoyang District, Beijing, 100012

The People’s Republic of China

(Address of principal executive offices)

Dongning Wang, Chief Financial Officer

Tel: +86 400-879-7679
E-mail: ir@chindatagroup.com

No. 47 Laiguangying East Road,

Chaoyang District, Beijing, 100012

The People’s Republic of China

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American Depositary Shares, each representing two Class A ordinary shares, par value US$0.00001 per share Class A ordinary shares, par value US$0.00001 per share *	CD	The Nasdaq Stock Market LLC (The Nasdaq Global Select Market) The Nasdaq Stock Market LLC (The Nasdaq Global Select Market)

 *  Not for trading, but only in connection with the listing on The Nasdaq Global Select Market of American depositary shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

730,459,381 ordinary shares outstanding, consisting of 344,577,783 Class A ordinary shares and 385,881,598 outstanding Class B ordinary shares, par value US$0.00001 per share, as of December 31, 2020.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No    ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes   ☒   No  ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes  ☒   No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒
Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards † provided pursuant to Section 13(a) of the Exchange Act.  ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP   ☒    International Financial Reporting Standards as issued by the International Accounting Standards Board  ☐    Other  ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.    Yes  ☐    No  ☐

INTRODUCTION

Unless otherwise indicated or the context otherwise requires in this annual report on Form 20-F:

•	“Asia-Pacific emerging markets” include China, India and Southeast Asia emerging markets, which include Malaysia, Indonesia, Laos, Thailand, Brunei, Cambodia, Myanmar, Philippines and Vietnam;
•	“ADSs” refer to our American depositary shares, each of which represents two Class A ordinary shares;
•	“ByteDance” refers to Beijing ByteDance Internet Technology Co., Ltd.
•	“CAGR” refers to compound annual growth rate;
•	“capacity in service” refers to the total capacity available for utilization; this capacity does not include capacity from our retail data centers;
•	“capacity with indication of interest” or “IoI IT capacity” refers to the capacity for which clients have indicated interest in and had substantial negotiation for binding service agreements with us;
•	“contractually committed capacity” or “contracted IT capacity” refers to capacity for which clients are required to pay us colocation service or rental fees or reservation fees;
•	“China” or “PRC” refers to the People’s Republic of China, excluding, for the purpose of this annual report only, Taiwan and the special administrative regions of Hong Kong and Macau;
•

“Chindata,” “we,” “us,” “our company”, and “our” refer to Chindata Group Holdings Limited (or BCPE Bridge Stack Limited, the name of our Company prior to April 23, 2020), a Cayman Islands company and its subsidiaries and, in the context of describing our operations and consolidated financial information, its consolidated variable interest entities, or VIEs;

•	“colocation” refers to services to store and support IT equipment at data centers facilities for clients;
•	“MW” refers to megawatts;
•	“MYR” refers to Malaysian Ringgit, the legal currency of Malaysia;
•	“ODM” refers to original design manufacturer or original design manufacturing;
•	“Class A ordinary shares” refer to our Class A ordinary shares, par value US$0.00001 per share;
•	“Class B ordinary shares” refer to our Class B ordinary shares, par value US$0.00001 per share;
•	“our VIEs” refer to our variable interest entities, including Sitan (Beijing) Data Science and Technology Co., Ltd. and Hebei Qinshu Information Science and Technology Co., Ltd.;
•	“our WFOEs” refer to our wholly foreign-owned enterprises, including Suzhou Stack Data Technology Co., Ltd. and Hebei Stack Data Technology Investment Co., Ltd.;
•	“PUE” refers to power usage effectiveness, a ratio of the total power usage of a data center to the power usage of the IT equipment inside such data center;
•	“RMB” or “Renminbi” refers to the legal currency of China;
•

“shares” or “ordinary shares” refer to our ordinary shares, par value US$0.00001 per share, and upon and after the completion of our initial public offering, are to our Class A and Class B ordinary shares, par value US0.00001 per share;

•	“sqm” refers to square meters;
•	“US$,” “U.S. dollars,” “$” and “dollars” refer to the legal currency of the United States; and
•	“VATS” refers to value-added telecommunications services.

Our reporting currency is the Renminbi. This annual report contains translations of Renminbi and certain other foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations from Renminbi into U.S. dollars were made at RMB6.5250 to US$1.00, the noon buying rate on December 31, 2020 as set forth in the H.10 statistical release of the Federal Reserve Board. We make no representation that the Renminbi or U.S. dollars amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. On April 16, 2021, the noon buying rate for Renminbi was RMB6.5203 to US$1.00.

FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements that involve risks and uncertainties. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements other than statements of current or historical facts are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors, including those listed under “Item 3. Key Information—D. Risk Factors”, that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

In some cases, you can identify these forward-looking statements by words or phrases such as “may,” “might,” “would,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but not limited to, statements about:

•	our goals and strategies;
•	our future business development, financial condition and results of operations;
•	the expected growth of the data center and IT market;
•	our expectations regarding demand for, and market acceptance of, our services;
•	government policies and regulations relating to our business and industry;
•	our expectations regarding keeping and strengthening our relationships with clients;
•	our expectation regarding the use of proceeds from our initial public offering;
•	general economic and business conditions in the regions where we operate and globally; and
•	assumptions underlying or related to any of the foregoing.

You should read this annual report and the documents that we refer to in this annual report thoroughly with the understanding that our actual future results may be materially different from and worse than what we expect. Important risks and factors that could cause our actual results to be materially different from our expectations are generally set forth in “Item 3. Key Information—D. Risk Factors,” “Item 4. Information on the Company—B. Business Overview,” “Item 5. Operating and Financial Review and Prospects,” and other sections in this annual report. You should read thoroughly this annual report and the documents that we refer to with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We qualify all of our forward-looking statements by these cautionary statements.

This annual report also contains statistical data and estimates that we obtained from industry publications and reports generated by government or third-party providers of market intelligence. Although we have not independently verified the data, we believe that the publications and reports are reliable. However, the statistical data and estimates in these publications and reports are based on a number of assumptions and if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. In addition, due to the rapidly evolving nature of the industry in which we operate, projections or estimates about our business and financial prospects involve significant risks and uncertainties.

The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this annual report and the documents that we refer to in this annual report and exhibits to this annual report completely and with the understanding that our actual future results may be materially different from what we expect.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION
A.	Selected Financial Data

The following selected consolidated statements of operations data for the years ended December 31, 2018, 2019 and 2020, selected consolidated balance sheets data as of December 31, 2019 and 2020, and selected consolidated statements of cash flow data for the years ended December 31, 2018, 2019 and 2020 have been derived from our audited consolidated financial statements included elsewhere in this annual report beginning on page F-1. The selected consolidated balance sheet data as of December 31, 2018 are derived from our consolidated financial statements, which are not included in this annual report. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results are not necessarily indicative of results expected for future periods. You should read this Selected Financial Data section together with our consolidated financial statements and the related notes and “Item 5. Operating and Financial Review and Prospects” below.

The following table sets forth our selected consolidated results of operations for the periods presented, both in absolute amount and as a percentage of the total revenues for the periods presented.

	For the Year Ended December 31,
	2018	2019	2020

	RMB	RMB	RMB	US$
	(in thousands, except for number of shares and per share data)
Selected Consolidated Statements of Operations Data:
Revenues:
Colocation services
Third parties	—	583,277	1,618,857	248,100
Related party	—	95,071	83,054	12,729
Sub-total	—	678,348	1,701,911	260,829
Colocation rental	93,423	128,870	124,991	19,156
Others	5,061	45,792	4,175	640
Total revenues	98,484	853,010	1,831,077	280,625
Cost of revenues:
Colocation services	—	(422,254)	(960,586)	(147,216)
Colocation rental	(132,766)	(152,961)	(135,160)	(20,714)
Others	(2,494)	(35,006)	(2,550)	(391)
Total cost of revenues(1)	(135,260)	(610,221)	(1,098,296)	(168,321)
Gross (loss) profit	(36,776)	242,789	732,781	112,304
Operating expenses:
Selling and marketing expenses(1)	(5,092)	(47,496)	(99,092)	(15,187)
General and administrative expenses(1)	(57,980)	(232,837)	(564,286)	(86,481)
Research and development expenses	—	(24,510)	(41,175)	(6,310)
Impairment of goodwill	(21,598)	—	—	—
Total operating expenses	(84,670)	(304,843)	(704,553)	(107,978)
Operating (loss) income	(121,446)	(62,054)	28,228	4,326
Interest income	97	7,161	27,616	4,232
Interest expense	(24,344)	(102,290)	(238,384)	(36,534)
Foreign exchange gain (loss)	808	(2,438)	(3,548)	(544)
Changes in fair value of financial instruments	2,643	(11,189)	(12,717)	(1,949)
Others, net	1,322	(633)	(17,201)	(2,636)
Loss before income taxes	(140,920)	(171,443)	(216,006)	(33,105)
Income tax benefit (expense)	2,759	1,742	(67,339)	(10,320)
Net loss	(138,161)	(169,701)	(283,345)	(43,425)
Less: Net income attributable to non-controlling interests	—	4,742	—	—
Net loss attributable to Chindata Group Holdings Limited	(138,161)	(174,443)	(283,345)	(43,425)
Net loss per share:
Basic and diluted	(1.42)	(0.44)	(0.46)	(0.07)
Other comprehensive loss, net of tax of nil:
Foreign currency translation adjustments	18,032	21,967	(212,597)	(32,582)
Comprehensive loss	(120,129)	(147,734)	(495,942)	(76,007)
Less: Comprehensive income attributable to non-controlling interests	—	4,742	—	—
Comprehensive loss attributable to Chindata Group Holdings Limited	(120,129)	(152,476)	(495,942)	(76,007)

Notes:

(1)	Share-based compensation expenses were allocated as follows:

	For the Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands)
Cost of revenues	—	—	32,990	5,056
Selling and marketing expenses	—	—	21,691	3,324
General and administrative expenses	—	63,746	295,165	45,236
Total share-based compensation expenses	—	63,746	349,846	53,616

In addition, the Company capitalized RMB nil, RMB nil and RMB20,127 (US$3,085) the cost of the share options granted to these construction employees as construction in progress for the years ended December 31, 2018, 2019 and 2020, respectively.

The following table presents our selected consolidated balance sheets data as of the dates indicated:

	As of December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands)
Summary Consolidated Balance Sheets Data:
Cash and cash equivalents	104,207	1,038,897	6,705,612	1,027,680
Accounts receivable, net of allowance of RMB98, RMB4,770 and RMB12,496 (US$1,915) as of December 31, 2018, 2019 and 2020, respectively	14,760	304,695	422,224	64,709
Total current assets	188,338	1,573,131	7,589,976	1,163,213
Property and equipment, net	989,645	4,404,587	6,423,830	984,495
Operating lease right-of-use assets	2,939	430,288	635,683	97,423
Finance lease right-of-use assets	156,205	155,347	144,615	22,163
Intangible assets	21,035	360,749	320,299	49,088
Goodwill	—	466,320	472,883	72,472
Total assets	1,399,022	7,771,183	16,259,598	2,491,890
Total current liabilities	159,344	1,266,779	1,832,940	280,910
Total liabilities	723,131	4,534,010	6,520,130	999,252
Total shareholders’ equity	675,891	3,237,173(1)	9,739,468	1,492,638

The following table presents our selected consolidated cash flow data for the periods indicated.

	For the Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands)
Summary Consolidated Cash Flow Data:
Net cash (used in) generated from operating activities	(25,601)	40,167	664,910	101,902
Net cash used in investing activities	(1,052,317)	(3,520,639)	(2,769,269)	(424,409)
Net cash generated from financing activities	1,177,372	4,456,328	8,188,802	1,254,989
Exchange rate effect on cash, cash equivalents and restricted cash	19,891	(719)	(292,820)	(44,877)
Net increase in cash, cash equivalents, and restricted cash	119,345	975,137	5,791,623	887,605
Cash, cash equivalents and restricted cash at beginning of year	25,358	144,703	1,119,840	171,623
Cash, cash equivalents and restricted cash at end of year	144,703	1,119,840	6,911,463	1,059,228

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Risks Relating to Our Business and Industry

We may not be able to effectively manage our growth of our business as we expand our operations, which could negatively impact our business and financial performance.

We have experienced significant growth in recent years. Our revenues grew from RMB853.0 million in 2019 to RMB1,831.1 million (US$280.6 million) in 2020. We derive revenues primarily from our data center colocation services and, to a lesser extent, data center colocation rental. We plan to further increase our service capacities through increasing the number and size of the data center campuses and facilities that we operate, and thus will be required to commit a substantial amount of operating and financial resources. If we are not able to generate sufficient operating cash flows or obtain third-party financing, our ability to fund our expansion plans may be limited. See “— Development of data centers is capital intensive. We may not be able to generate sufficient capital or obtain additional capital to meet our future capital needs, on favorable terms or at all, which may lead to significant disruption to our business and adversely affect our financial position.”

Our rapid growth has placed, and will continue to place, significant demands on our management and our administrative, operational and financial systems. Continued expansion exposes us to additional challenges, including:

•	identifying and obtaining suitable land resources to build new data centers;
•

delays and cost overruns as a result of a number of factors, many of which are beyond our control, including delays in regulatory approvals, construction, power grid connection, and network connectivity;

•	establishing new operations at additional data centers and maintaining efficient operations of data center facilities;
•	managing the operations of our expanding number of data centers to maintain high quality service for our clients;
•	adapting to clients’ changing needs and managing a large and growing client base with increasingly diverse requirements;
•	creating and capitalizing on economies of scale;
•	the uncertainty of being able to sell our services, receive full payment by our clients for them or receive payment in a timely manner;
•	obtaining additional capital to meet our future capital needs, which we may be unable to obtain on commercially reasonable terms or at all;
•	meeting the evolving government regulations governing data center operations;
•	delays or denial of required regulatory approvals by relevant government authorities;
•	expanding our service portfolio to cover a wider range of services, including managed cloud services;
•	recruiting, training and retaining a sufficient number of skilled technical, sales and management personnel;
•	coordinating work among sites and project teams;
•	maintaining and enhancing internal controls and operational structure;
•	failure to execute our project pipeline expansion plan effectively.

Moreover, we may not have sufficient client demand in the markets where our data centers are located. We may overestimate the demand for our services and as a result may increase our data center capacity or expand our network more aggressively than needed, resulting in a negative impact to our results of operations.

We may expand into geographic areas where we do not have experience with local regulations or regulators or where local market conditions are unfavorable for our business. We may not be able to effectively attract clients in the new markets to generate sufficient revenues and offset the costs incurred by the expansion, which could negatively impact our financial performance and prospects.

If we fail to manage the growth of our operations effectively, our businesses and results of operations may be materially and adversely affected.

Development of data centers is capital intensive. We may not be able to generate sufficient capital or obtain additional capital to meet our future capital needs, on favorable terms or at all, which may lead to significant disruption to our business expansion and adversely affect our financial position.

Constructing and developing data centers are capital intensive. We are required to fund the costs of constructing and developing our data centers with cash deriving from operations, as well as from financing from banks, other borrowings and capital markets. Moreover, such costs have increased in recent years, and may further increase in the future, which may make it more difficult for us to expand our business and to remain profitable. There can be no assurance that our future revenues would be sufficient to offset increases in these costs, or that our business operations will generate capital sufficient to meet our anticipated capital requirements. If increase in our future revenues would not be sufficient to offset the increased costs, or we cannot generate sufficient capital to meet our anticipated capital requirements, our financial condition, business expansion and future prospects could be materially and adversely affected.

To fund our future growth, we may need to raise additional funds through equity or debt financing in the future in order to meet our operating and capital needs, which may not be available on favorable terms, or at all. If we raise additional funds through issuances of equity or equity-linked securities, our existing shareholders could suffer significant dilution in their ownership percentage of our company, and any new equity securities we issue could have rights, preferences, and privileges senior to those of holders of our ordinary shares. In addition, any debt financing that we may obtain in the future could have restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. Our inability to obtain additional debt and/or equity financing or to generate sufficient cash from operations may require us to prioritize projects or curtail capital expenditures and could adversely affect our results of operations.

The market in which we participate is competitive. Failure to compete effectively may result in loss of our market share and a decrease in our revenues and profitability.

We compete with a wide range of data center solution providers in the markets we participate. Some of our current and future competitors may have advantages over us, including greater name recognition, longer operating histories, pre-existing relationships with current or potential clients, significantly greater financial, marketing and other resources and more ready access to capital, all of which allow them to offer competitive prices and respond more quickly to new or changing opportunities. Many of these competitors own properties similar to ours in the same markets in which our properties are located, or in markets where the cost to operate a data center is less than the costs to operate our data centers. Many of our competitors and new entrants to the data center market are developing additional data center space in the markets that we serve.

We face pricing pressure for our services. Prices for our services are affected by a variety of factors, including supply and demand conditions and pricing pressures from our competitors. A buildup of new data centers or reduced demand for data center services could result in an oversupply of data center space in the markets where we operate. Excess data center capacity could cause downward pricing pressure and limit the number of economically attractive markets that are available to us for expansion, which could negatively impact our business and results of operations. In addition, our competitors may offer services that are more competitively priced compared to ours. We may be required to lower our prices to remain competitive, which may decrease our margins and adversely affect our business prospects, financial condition and results of operations.

We will also face increased competition as we expand our operations, and our competitors in new markets we expand into may have more experience than us in operating in those markets. If we fail to compete effectively, our business, financial performance and prospects will be materially and adversely affected.

Our revenues are highly dependent on a limited number of major clients, and the loss of any such client or any other significant client, or the inability of any such client or any other significant client to make payments to us as due, could have a material adverse effect on our business, results of operations and financial condition.

We have in the past derived, and believe that we will continue to derive, a significant portion of our revenues from a limited number of clients. Revenues from ByteDance accounted for 68.2% and 81.7% of our total revenues in 2019 and 2020. Revenues from Wangsu, which has ceased to be a related party of our Company since the completion of the initial public offering on October 2, 2020, accounted for 11.1% and 5.9% of our total revenues in 2019 and 2020. No other client accounted for 10% or more of our total revenues in 2019 or 2020. As a hyperscale data center solution provider, we expect our revenues will continue to be highly dependent on a limited number of clients who account for a large percentage of our contractually committed capacity. Moreover, for several of our data centers, a limited number of clients accounted for substantial majority of our contractually committed capacity. If one or more of our significant clients fail to make payments to us or does not honor their contractual commitments, our revenues and results of operations would be materially and adversely affected. In addition, the contracts we enter into with our significant clients typically provide that they have early termination options, subject to payment of specified early termination fees that equal to a substantial amount of the total services fees. The amount of such early termination fee depends on the length of the duration of the contract that has expired, and is usually less than the revenues we would expect to receive under a given contract. If any of our significant clients exercises any applicable early termination options or we are unable to renew our existing contracts with them on similar terms or at all, and we are unable to find new clients to utilize the space to be vacated in a timely manner or at the same fee levels, our results of operations will be adversely affected. For example, certain of our agreements with Wangsu will expire in 2021, and we may not be able to renew them at favorable terms to us, or at all. As of the date of this annual report, none of our clients have exercised their early termination options which we believe would have a material adverse effect on our business, results of operations and financial condition. However, we cannot provide any assurance that they will not do so in the future.

There are a number of factors that could cause us to lose major clients. Because many of our contracts involve services that are mission-critical to our clients, any failure by us to meet a client’s expectations could result in cancellation or non-renewal of the contract. Our contracts usually allow our clients to terminate their contracts with us before the end of the contract period under certain specified circumstances, including our failure to deliver services as required under such agreements, and in some cases without cause as long as sufficient notice and early termination fee is given. In addition, our clients may decide to reduce spending on our services in response to a challenging economic environment or other factors, both internal and external, relating to their business such as corporate restructuring or changing their outsourcing strategy by moving more facilities in-house or outsourcing to other service providers. Some of our clients may choose to develop or expand their own data center facilities in the future, which may result in a decline in our existing or potential clients.

In addition, our reliance on any individual significant client may give that client a degree of pricing leverage against us when negotiating contracts and terms of services with us. The loss of any of our major clients, or a significant decrease in the extent of the services that they outsource to us or the level of prices we offer, could materially and adversely affect our financial condition and results of operations.

Any of our clients could experience a downturn in their business, which in turn could result in their inability or failure to make timely payments to us pursuant to their contracts with us. In the event of any client default, our liquidity could be adversely impacted and we may experience delays in enforcing our rights and may incur substantial costs in protecting our investment. These risks would be particularly significant if one of our major clients were to experience adverse effects to its business and defaults under their contracts with us. The inability of any significant client to meet its payment obligations could impact us negatively and significantly.

Our business, results of operations and financial condition may be adversely affected if our largest client were to experience adverse effects to its business as a result of the executive orders issued by the former U.S. President.

In August 2020, former U.S. President Donald J. Trump issued two executive orders concerning ByteDance, our largest client in terms of revenue contribution in 2019 and 2020, accounting for 68.2% and 81.7% of our total revenues, respectively. The executive order dated August 6, 2020 prohibits certain unspecified transactions by any person subject to U.S. jurisdiction, or with respect to any property subject to U.S. jurisdiction, with ByteDance Ltd. or its subsidiaries, while the executive order dated August 14, 2020 enjoins ByteDance Ltd. to divest all interest and rights in any tangible or intangible assets or property used to enable or support the U.S. operations of the TikTok application and any data obtained or derived from the TikTok application in the United States and prohibits its ownership of Musical.ly in the United States. Either or both of these executive orders could have a negative impact on ByteDance’s business prospects.

On September 18, 2020, the U.S. Department of Commerce published the restrictions that are applicable to the TikTok application pursuant to the August 6 executive order, which, among other things, prohibit any provision of services to distribute or maintain the TikTok application, constituent code, or application updates through an online mobile application store in the United States effective as of September 20, 2020, and, as of November 12, 2020, prohibit certain other provision of services enabling the functioning or optimization of, and certain utilization of, the TikTok U.S. application. The publication further provides that the U.S. Department of Commerce may further implement restrictions under authority of the August 6 executive order, but that otherwise any other transaction with ByteDance Ltd. or its subsidiaries is permitted unless identified as prohibited or otherwise contrary to law.

On September 19, 2020, the U.S. Department of Commerce announced that, “in light of recent positive developments,” it would delay, until September 27, 2020, implementation of the restrictions on TikTok that would have been effective on September 20, 2020. The U.S. Department of Commerce announcement reportedly was in reference to a possible transaction whereby, according to public reports, Oracle and Walmart would acquire a 20% interest in a newly formed TikTok Global and Oracle would assume a role as a “trusted technology provider”, regarding which former President Trump initially provided tacit approval “in concept” in spoken remarks to the press.

U.S. federal courts have since issued nationwide preliminary injunctions enjoining the U.S. Department of Commerce from implementing the restrictions regarding TikTok described above. Specifically, on September 27, 2020, the U.S. District Court for the District of Columbia issued a nationwide preliminary injunction restraining implementation of the restrictions scheduled to go into effect on September 27, 2020. Furthermore, in nationwide injunctions issued on October 30, 2020 and December 7, 2020, the U.S. District Court for the Eastern District of Pennsylvania and the U.S. District Court for the District of Columbia respectively restrained implementation of the U.S. Department of Commerce restrictions in their entirety. On November 17, 2020, the U.S. Department of Commerce published a notice in the Federal Register acknowledging that the TikTok restrictions have been enjoined and that it is complying with the court orders. The U.S. Department of Commerce has appealed the court orders, and the appeals are pending.

With respect to the August 14 executive order, the Committee on Foreign Investment in the United States has issued two extensions of the November 12, 2020 divestment deadline described above, first to November 27, 2020, and then to December 4, 2020. The December 4 deadline has since lapsed, but the U.S. Government has not taken any further official action as of this time regarding the August 14 executive order.

As of the date of this annual report, there is no public information indicating that the possible transaction with Oracle and Walmart has been finalized, and it remains to be seen whether the U.S. Government formally will approve this or any similar transaction; whether the U.S. Department of Commerce will prevail in its appeals regarding implementation of the August 6 executive order; and whether and how the Biden Administration will seek to implement the August 6 executive order and the August 14 executive order, or seek to modify the U.S. Government’s approach regarding ByteDance and TikTok.

Although all of our business with ByteDance is based in China and for its operations in China only, there is no assurance that we would not be treated as a person or entity subject to U.S. jurisdiction for purposes of such restrictions, or that we would not be prohibited from entering into any transaction with ByteDance pursuant to the executive order or future restrictions that may be issued by the U.S. Department of Commerce or other U.S. regulators. Should we cancel substantial projects or otherwise significantly reduce our volume of business with ByteDance as a result of the executive orders, our revenues and profitability would be materially reduced and our business and results of operations would be seriously harmed.

If we do not succeed in attracting new clients for our services and/or growing revenues from existing clients, our business and results of operation may be adversely affected.

We have been expanding our client base to cover a range of industry verticals, particularly cloud service providers and technology companies. Our ability to attract new clients, as well as our ability to grow revenues from our existing clients, depends on a number of factors, including our data center capacity, our ability to offer high-quality services at competitive prices, the strength of our competitors and the capabilities of our client acquisition team to attract new clients. If we fail to attract new clients, we may not be able to grow our revenue as quickly as we anticipate or at all.

In addition, as our client base grows and diversifies into other industries, we may be unable to provide services that cater to their changing needs, which could result in client dissatisfaction, decreased overall demand for our services and loss of expected revenues. Moreover, our inability to meet client expectations may damage our reputation and could consequently limit our ability to retain existing clients and attract new clients, which would adversely affect our ability to generate revenues and negatively impact our results of operations.

Factors that adversely affect the industries in which our clients operate or information technology spending in these industries, particularly in the Internet and cloud service industries, may adversely affect our business.

Our clients are primarily technology companies in the Internet, cloud, software and other technology-based industries. Our clients, some of whom have experienced rapid changes in their business, substantial price competition and pressures on their profitability, may request price reductions or decrease their demand for space in our data centers, which could harm our financial performance. Furthermore, a decline in the technology industry or the demand for cloud-based services, or the desire of any of these companies to outsource their data center needs, could lead to a decrease in the demand for space in our data centers, which would have an adverse effect on our business and financial condition. We also are susceptible to adverse developments in the industries in which our clients operate, such as decreases in demand for their products or services, business layoffs or downsizing, industry slowdowns, relocations of businesses, costs of complying with government regulations or increased regulation and other factors. We also may be materially adversely affected by any downturns in the market for data centers due to, among other things, oversupply of or reduced demand for space or a slowdown in the technology industry. Also, a lack of demand for data center space by enterprise clients could have a material adverse effect on our business, results of operations and financial condition. If any of these events happen, we may lose clients or have difficulties in selling our services, which would materially and adversely affect our business and results of operations.

We generate a significant portion of our revenues from a small number of data centers, with some located in close proximity to each other. A significant disruption in any of such data centers could materially and adversely affect our business, results of operations and financial condition.

We generate significant revenues from a small number of hyperscale data center campuses located in close proximity to each other and a significant disruption to any single location could materially and adversely affect our operations. Our data centers typically surround metropolitan areas such as Beijing, Shanghai, Shenzhen, Kuala Lumpur and Mumbai and are in proximity to the corporate headquarters of our clients. The occurrence of a catastrophic event, or a prolonged disruption in any of these regions, could materially and adversely affect our operations.

We have a limited operating history as a combined company after the recent merger of Chindata and Bridge Data Centres. We may face challenges integrating our operations, services and personnel and may be unable to achieve the anticipated synergies from the combination. Our historical operating and financial results may not be indicative of future performance, which makes it difficult to predict our future business prospects and financial performance.

The combination of our China and overseas operations were completed in 2019. We have a limited operating history and experience in our business operation as a combined company, which makes it difficult to evaluate our future prospects and ability to make profit. Our ability to realize the anticipated benefits of the combination depends, to a large extent, on our ability to integrate independent businesses, which can be a complex, costly and time-consuming process, and thus requires significant time and focus from our management team and may divert attention from the day-to-day operations of our business. In addition, even if the operations of Chindata and Bridge Data Centres are integrated successfully, we may not realize the full benefits of the combination, including the synergies, operating efficiencies, or sales or growth opportunities that are expected.

In addition, the overall integration of the businesses may result in material unanticipated problems, expenses, liabilities, competitive responses and loss of client relationships, among other potential adverse consequences. If we cannot integrate and operate acquired properties or businesses to meet our financial expectations, our financial condition, results of operations, cash flow and ability to satisfy our debt service obligations could be materially adversely affected.

If we are unable to locate and secure suitable sites for additional data centers on commercially acceptable terms, our ability to grow our business may be limited.

The selection of land or facilities suitable for development of data centers is a critical factor in our expansion plans. The available capacity and land resources that we hold may not be able to satisfy the growing demand of our clients. There may not be suitable properties available in our markets with the necessary combination of high power capacity and fiber connectivity, or selection of such sites may be limited. For instance, it may not always be possible to locate new data center facilities adjacent to our existing locations, which is our preference. Our lack of operating experience in a new market may make it difficult for us to successfully identify and acquire suitable properties in these markets in locations that are attractive to our clients and that have access to multiple network providers and a significant supply of electrical power. Any inability to acquire additional sites for development, at all or on terms commercially acceptable to us, could have a material adverse effect on our growth, future results of operations and financial condition.

We face risks associated with having a long selling, construction and implementation cycle for our services that requires us to make significant capital expenditures and resource commitments prior to receiving payments for those services.

Our industry for hyperscale data centers is characterized by a relatively long selling, construction and implementation cycle, which typically ranges from 15 to 19 months and requires significant investment of capital, human resources and time. Constructing, developing and operating our data centers require significant capital expenditures. A client’s decision to utilize our colocation services or our other services typically involves time-consuming contract negotiations regarding the service level commitments and other terms, and substantial due diligence on the part of the client regarding the adequacy of our infrastructure and attractiveness of our resources and services. Our efforts in pursuing a particular sale or client may not be successful, and we may not always have sufficient capital on hand to satisfy our working capital needs. If our efforts in pursuing sales and clients are unsuccessful, or our cash on hand is insufficient to cover our working capital needs over the course of our long selling cycle, our financial condition could be negatively affected.

The outbreak of COVID-19 could disrupt our operations and construction projects and adversely affect our results of operations.

An outbreak of COVID-19, a respiratory illness caused by a novel coronavirus, occurred in China and worldwide in 2020. In early February 2020, the World Health Organization declared the outbreak a Public Health Emergency of International Concern. While initially the outbreak was largely concentrated in China, it has now spread to a growing number of other international locations and infections have been reported globally. In an effort to limit the spread of the disease, many countries including China, Malaysia and India, have taken various emergency measures to combat the spread of the virus, including travel restrictions, voluntary and mandatory cessations of business operations, mandatory quarantines, work-from-home and other alternative working arrangements, limitations on social and public gatherings and lockdowns of cities or regions. These measures delayed the return of our employees to work, and our construction projects and obtaining certain regulatory approvals. Any prolonged deviations from normal daily operations could negatively impact our business. Due to the widespread nature and severity of COVID-19 as well as the measures taken to limit its spread, the Chinese economy was adversely impacted in the first quarter of 2020 and beyond.

There remains substantial uncertainty about the dynamic of the COVID-19 pandemic, which may have potential continuing impact on subsequent periods if the global pandemic and the resulting disruption were to extend over a prolonged period or if a wide spread of COVID-19 happens again in these countries. In light of the evolving nature of COVID-19 and the uncertainty it has produced around the world, we do not believe it is possible to predict the COVID-19 pandemic’s cumulative and ultimate impact on our future business, results of operations, and financial condition. The extent of the impact of the COVID-19 pandemic on our business and financial results will depend largely on future developments, including the duration and extent of the spread of COVID-19 both globally and within China, Malaysia and India, the impact on China, Malaysia and India’s and global economies, and governmental or regulatory orders that impact our business, all of which are highly uncertain and cannot be predicted. To the extent that COVID-19 or any health epidemic harms the Chinese, Malaysian and Indian and global economies in general, our results of operations could be adversely affected.

Delays in the construction of new data centers or the expansion of existing data centers could involve significant risks to our business.

In order to meet client demand and the continued growth of our business, we need to expand existing data centers, develop new facilities or obtain suitable land to build new data centers. Expansion of existing data centers and construction of new data centers are currently underway, or being contemplated and such expansion and construction require us to carefully select and rely on the experience of contractors during the construction process. We endeavor to engage contractors with a strong reputation and proven track record, high-performance reliability and adequate financial resources. However, any such contractor may still fail to provide satisfactory services at the level of quality required by us. Furthermore, if a contractor experiences financial or other problems during the design or construction process, we could experience significant delays and/or incur increased costs to complete the projects, resulting in negative impacts on our results of operations.

In addition, we need to work closely with local power and network suppliers where our proposed data centers are located. We also rely on certain key technical personnel, such as engineering firms and construction contractors capable of developing our projects, and key suppliers of electrical and mechanical equipment. Delays in actions that require the assistance of such third parties, or delays in receiving required permits and approvals from local governments, which are out of our control, may also affect the construction and development of new projects or result in them not being completed at all.

Furthermore, the measures taken by the Chinese, Malaysian and Indian governments to contain the spread of COVID-19 in early 2020 delayed the return of our employees to work, and thus affected the construction and development of our new projects. See “— The outbreak of COVID-19 could disrupt our operations and construction projects and adversely affect our results of operations” for more information about the impact of the COVID-19 outbreak on us.

If we experience significant delays in the supply of power required to support the data center expansion or new construction, either during the design or construction phases, the progress of the data center expansion and/or construction could deviate from our original plans, which could cause material and negative effect to our revenue growth, profitability and results of operations.

Limited availability of power and power outages may adversely affect our results of operation.

We are a large consumer of power and costs of power account for a significant portion of our cost of revenues. We require power supply to provide many services we offer, such as powering and cooling our clients’ servers and network equipment and operating critical data center plant and equipment infrastructure. We are subject to risks associated with obtaining access to a sufficient amount of power from local utilities and constraints on the amount of electricity that a particular locality’s power grid is capable of providing at any given time.

In addition, the amount of power required by our clients may increase as they adopt new technologies, for example, for virtualization of hardware resources, or grow their businesses. As a result, our clients’ average amount of power utilized per server is increasing, which in turn increases power consumption required to cool the data center facilities. Although we aim to improve the energy efficiency of the data center facilities that we operate, such facilities may not be able to provide sufficient power to meet the growing needs of our clients. In addition, we may not be able to maintain competitive PUE for our data centers in service. Our clients’ demand for power may exceed the power capacity in our data centers, which may limit our ability to fully utilize the capacity of these data centers. We may lose clients or our clients may reduce the services purchased from us due to limited availability of power resources, or we may incur costs for data center capacity which we cannot utilize, which would reduce our revenues and have a material and adverse effect on our cost of revenues and results of operations.

In addition, we attempt to limit exposure to system downtime due to power outages from the electric grid by using backup generators and battery power. However, these protections may not limit our exposure to power shortages or outages entirely. Any system downtime resulting from insufficient power resources or power outages could damage our reputation and lead us to lose current and potential clients, which would harm our financial condition and results of operations.

Increased telecommunication costs and any delays or disruptions in Internet connectivity to our data centers may adversely affect our operating results.

Our clients require connectivity to the fiber networks of multiple telecommunication carriers, and we depend upon the presence of telecommunication carriers’ fiber networks serving the locations of our data centers in order to attract and retain clients. Any carrier may elect not to offer its services within our data centers, and any carrier that has decided to provide Internet connectivity to our data centers may discontinue the provision of Internet connectivity to our data centers. If carriers were to consolidate or otherwise downsize or terminate connectivity within our data centers, such action could have an adverse effect on the businesses of our clients and, in turn, our own business, financial condition and results of operations.

Each new data center that we develop requires the construction and operation of a sophisticated redundant fiber network. The construction required to connect multiple carrier facilities to our data centers is complex and involves factors outside of our control, including regulatory requirements and the availability of construction resources. If we are not able to establish adequate Internet connectivity to our data centers, such connectivity is materially delayed, interrupted or is discontinued, or there are significant hardware or fiber failures on this network, our ability to attract and retain new clients or retain existing clients could be impacted negatively, which in turn could have a material adverse effect on our business, financial condition and results of operations.

As our client base grows and their usage of telecommunications capacity increases, we may be required to make additional investments in our capacity to maintain adequate data transmission speeds. The availability of such capacity may be limited or the costs may be on terms unacceptable to us. If adequate capacity is not available to us as our clients’ usage increases, our network may be unable to achieve or maintain sufficiently high data transmission capacity, reliability or performance. In addition, our operating margins will suffer if our bandwidth suppliers increase the prices for their services and we are unable to pass along the increased costs to our clients.

If we are unable to adapt to new technologies or industry standards in a timely and cost-effective manner, our business, financial performance and prospects could be materially and adversely affected.

The markets for the data centers we own and operate, as well as certain of the industries in which our clients operate, are characterized by rapidly changing technologies, evolving industry standards, and frequent new service introductions. As a result, the infrastructure at our data centers may become obsolete or unmarketable due to demand for new processes and technologies, including, new processes to deliver power to, or eliminate heat from, computer systems and new technology that permits higher levels of critical load and heat removal than our data centers are currently designed to provide. In addition, the systems that connect our data centers to the Internet and other external networks may become outdated, including with respect to latency, reliability and diversity of connectivity. When clients demand new processes or technologies, we may not be able to upgrade our data centers on a cost-effective basis, or at all, due to, among other things, increased expenses to us that cannot be passed on to clients or insufficient revenues to fund the necessary capital expenditures. The obsolescence of our power and cooling systems and/or our inability to upgrade our data centers, including associated connectivity, could reduce revenues at our data centers and could have a material adverse effect on us. To be successful, we must adapt to our rapidly changing market by continually improving the performance, features and reliability of our services and modifying our business strategies accordingly, which could cause us to incur substantial costs. We may not be able to adapt to changing technologies in a timely and cost-effective manner, if at all, which would adversely impact our ability to sustain and grow our business. If we are unable to purchase the hardware or obtain a license for the software that our services depend on, our business could be significantly and adversely affected.

Furthermore, potential future regulations that apply to industries we serve may require clients in those industries to seek specific requirements from their data centers that we are unable to provide. If such regulations were adopted, we could lose clients or be unable to attract new clients in certain industries, which could have a material adverse effect on us.

In addition, new technologies or industry standards have the potential to replace or provide lower cost alternatives to our services. We focus primarily on providing data center solutions through hyperscale data centers. We cannot guarantee that we will be able to identify the emergence of all the new service alternatives successfully, modify our services accordingly, or develop and bring new services to market in a timely and cost-effective manner to address these changes. If and when we do identify the emergence of new service alternatives and introduce new services to market, those new services may need to be made available at lower profit margins than our then-current services. Failure to provide services to compete with new technologies or the obsolescence of our services could lead us to lose current and potential clients or could cause us to incur substantial costs, which would harm our operating results and financial condition. Our introduction of new alternative services that have lower price points than our current offerings may also result in our existing clients switching to the lower cost products, which could reduce our revenues and have a material adverse effect on our results of operation.

Any significant or prolonged failure in the data center facilities we operate or services we provide, including events beyond our control, would lead to significant costs and disruptions and would reduce the attractiveness of our facilities, harm our business reputation and have a material adverse effect on our results of operation.

The data center facilities we operate are subject to failure. Any significant or prolonged failure in any data center facility we operate or services that we provide, including a breakdown in critical plant, equipment or services, such as the cooling equipment, generators, backup batteries, routers, switches, or other equipment, power supplies, or network connectivity, whether or not within our control, could result in service interruptions and data losses for our clients as well as equipment damage, which could significantly disrupt the normal business operations of our clients and harm our reputation and reduce our revenues. Any failure or downtime in one of the data center facilities that we operate could affect many of our clients. The total destruction or severe impairment of any of the data center facilities we operate could result in significant downtime of our services and catastrophic loss of client data. Since our ability to attract and retain clients depends on our ability to provide highly reliable service, even minor interruptions in our service could harm our reputation and cause us to incur financial penalties. The services we provide are subject to failures resulting from numerous factors, including, but not limited to, human error or accident, natural disasters and security breaches, whether accidental or willful.

We may in the future experience interruptions in service, power outages and other technical failures or be otherwise unable to satisfy the requirements of the agreements we have with clients for reasons outside of our control. As our services are critical to many of our clients’ business operations, any significant or prolonged disruption in our services could result in lost profits or other indirect or consequential damages to our clients and subject us to lawsuits brought by the clients for potentially substantial damages. Furthermore, these interruptions in service, regardless of whether they result in breaches of the agreements we have with clients, may negatively affect our relationships with clients and lead to clients terminating their agreements with us or seeking damages from us or other compensatory actions. We have taken and continue to take steps to improve our infrastructure to prevent service interruptions and satisfy the requirements of the agreements we have with clients, including upgrading our electrical and mechanical infrastructure and sourcing, designing the best facilities possible and implementing rigorous operational procedures to maintenance programs to manage risk. Service interruptions continue to be a significant risk for us and could affect our reputation, damage our relationships with clients and materially and adversely affect our business. Any breaches of the agreements we have with clients will damage our relationships with clients and materially and adversely affect our business.

We rely on suppliers for project construction, equipment procurement and installation and general operations of our business.

We contract with third parties for the supply of components and services needed in our projects, such as construction works and equipment, that we use in the provision of our services to our clients. If we are unable to find a qualified new supplier in a timely manner, the loss of a significant supplier could delay expansion of the data center facilities that we operate, impact our ability to sell our services and increase our costs. In addition, if our existing suppliers are unable to provide products and services that meet evolving industry standards or that are unable to effectively interoperate with other products or services that we use, we may be forced to look for new suppliers on favorable terms or at all. As a result, we may be unable to meet all or a portion of our client service commitments, which could materially and adversely affect our results of operations.

Failure to accurately estimate the resources and time required for the fulfillment of our obligations under these contracts could negatively affect our results of operation.

Our contract terms require us to undertake significant projections and planning related to resource utilization and costs. Power costs may be included in the costs for our solutions, or we may charge our clients separately for actual power consumed. The contracts with our clients typically have fixed price based on capacity. Although our past project experience helps to reduce the risks associated with estimating, planning and performing fixed-price contracts, we bear the risk of failing to accurately estimate our projected costs, including power costs as we may not accurately predict our client’s ultimate power usage once the contract is implemented. Increases in power costs may directly affect our profitability. There can be no assurance that we will be able to reduce the risk of estimating, planning and performing our contracts. Any failure to accurately estimate the resources and time required for a project, or any other factors that may impact our costs, could adversely affect our profitability and results of operations.

The contract commitments of our clients are subject to reduction and potential cancellation and we may be unable to achieve high contract renewal rates.

Many of our client contracts allow for early termination, subject to payment of early termination fee, which may be less than the revenues we would expect to receive under such contracts. Any penalty for early termination may not adequately compensate us for the time and resources we have expended in connection with such contract, or at all, which could have a material adverse effect on our results of operations and cash flows. Reduced client contract commitments could also put pressure on our pricing. In addition, our client contract commitments during a particular future period may be reduced for reasons outside of our clients’ control, such as general current economic conditions. If our client contract commitments are significantly reduced, our business, financial condition and results of operations could be materially and adversely affected.

Even if our current and future clients have entered into a binding contract with us, they may choose to terminate such contract prior to the expiration of its terms. There are a number of factors that could cause us to lose clients. Our contracts usually allow our clients to terminate their contracts with us before the end of the contract period under certain specified circumstances, including our failure to deliver services as required under such agreements, and in some cases without cause as long as sufficient notice and early termination fee is given. In addition, our clients may decide to reduce spending on our services in response to a challenging economic environment or other factors, both internal and external, relating to their business such as corporate restructuring or changing their outsourcing strategy by moving more facilities in-house or outsourcing to other service providers. Some of our clients may choose to develop or expand their own data center facilities in the future, which may result in a decline in our existing or potential clients.

We seek to renew client contracts when those contracts are due for renewal. We endeavor to provide high levels of client service, support, and satisfaction to maintain long-term relationships and to secure high rates of contract renewals for our services. Nevertheless, we cannot assure you that we will be able to renew service agreements with our existing clients or re-commit space relating to expired service agreements to new clients if our current clients do not renew their contracts. In the event of non-renewal and if we are unable to secure contractual commitments from other sources in a timely manner, our results of operations will be adversely impacted.

We are in the process of expanding our operations into new geographies in the Asia-Pacific emerging markets, which exposes us to significant additional regulatory, economic and political risks due to our unfamiliarity with those areas, the failure to handle which may adversely affect our business, results of operations and financial condition.

We currently operate in China, Malaysia and India, and plan to expand our data center development and operations into new geographies in the Asia-Pacific emerging markets. As a part of this expansion strategy, we may develop and operate data centers in markets in which we have little or no operating experience, and thus will be exposed to significant additional regulatory, economic and political risks. Our ability to successfully enter new markets will depend on, among other things, our ability to identify and acquire land suitable for development, our ability to develop new data centers on our anticipated time-line and at the expected costs, and our ability to secure new client commitments. Our new markets may have different competitive conditions, and may subject us to operating considerations that are different from those we have experienced in our existing markets, which, in turn, may adversely affect our ability to develop and operate data centers in these new markets.

Expansion of our business into new markets will involve substantial planning and allocation of significant company resources and certain risks, including risks related to financing, zoning, regulatory approvals, construction costs and delays. Our lack of operating experience in these new markets may adversely impact our ability to successfully develop new data center facilities in such markets. In order to successfully develop our prospective data center facilities in these new markets, we need to work closely with local power and network suppliers, and sometimes local governments, where our proposed data centers are located and certain key third-party technical personnel, such as engineering firms and construction contractors, with whom we have little or no experience. Should a significant third party working on any such development project experience financial or other material problems or breach their contractual obligations during the construction process, we could experience significant delays, increased costs to complete the project and other issues that may negatively impact our expected financial returns. These and other risks could result in delays to, or increased costs of, completing development projects in new markets or could prevent the completion of development projects in new markets, any of which could have a material adverse effect on our business, financial condition and results of operations.

Due to our lack of operating experience in our new markets, we may be unable to attract new clients on a timely basis, or at all, to the properties that we have developed. Once development of a data center facility is complete, we incur certain operating expenses even if there are no clients occupying any space. Consequently, if any of our properties have significant vacancies for an extended period of time, we will incur operating expenses that will not be reimbursed by clients and our results of operations and business and financial condition will be affected adversely, the impact of which could be material.

We are subject to a variety of national, regional and local laws and regulations in the markets where we do business, currently, China, Malaysia and India, some of which may conflict with each other and all of which are subject to change. These laws and regulations include telecommunication regulations, tax laws and regulations, environmental regulations, labor laws and other government requirements, approvals, permits and licenses. Any new regulations or policies pertaining to our business may result in significant additional expenses to us and clients, which could cause a significant reduction in demand for data center services. Changes in applicable laws or regulations, or in the interpretations of these laws and regulations, could result in increased compliance costs or the need for additional capital expenditures. If we fail to comply with these requirements, we could also be subject to civil or criminal liability and the imposition of fines.

Regulatory changes in a jurisdiction where we are developing data center facilities may make the continued development of the project infeasible or economically disadvantageous and any expenditure that we have previously made on the project may be wholly or partially written off. Any of these changes could significantly increase the regulatory related compliance and other expenses incurred by the projects and could significantly reduce or entirely eliminate any potential revenues that can be generated by one or more of the projects or result in significant additional expenses to us and clients, which could materially and adversely affect our business, financial condition, results of operations and cash flows.

Our indebtedness could adversely affect our ability to raise additional capital to fund our operations and expose us to interest rate risk to the extent of our variable rate debt.

As of December 31, 2020, we had total consolidated indebtedness of RMB4.3 billion (US$651.9 million), including short-term and long-term banks loans, and finance lease obligations. Our indebtedness could, among other consequences:

•	make it more difficult for us to satisfy our obligations under our indebtedness, exposing us to the risk of default, which, in turn, would negatively affect our ability to operate as a going concern;
•

require us to dedicate a substantial portion of our cash flows from operations to interest and principal payments on our indebtedness, reducing the availability of our cash flows for other purposes, such as capital expenditures, acquisitions and working capital;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industries in which we operate;
•	increase our vulnerability to general adverse economic and industry conditions;
•	place us at a disadvantage compared to our competitors that have less debt;
•	expose us to fluctuations in the interest rate environment because the interest rates on borrowings under our project financing agreements are variable;
•	increase our cost of borrowing;
•	limit our ability to borrow additional funds; and
•	require us to sell assets to raise funds, if needed, for working capital, capital expenditures, acquisitions or other purposes.

As a result of covenants and restrictions, we may be unable to raise additional debt or equity financing to compete effectively or to take advantage of new business opportunities. Our current or future borrowings could increase the level of financial risk to us and, to the extent that the interest rates are not fixed and rise, or that borrowings are refinanced at higher rates, our available cash flow and results of operations could be adversely affected.

We have financing arrangements in place with various lenders to support specific data center construction projects. Certain of these financing arrangements are secured by our accounts receivable, property and equipment and land use rights. The terms of these financing arrangements may impose covenants and obligations on the part of both the borrowing subsidiary of ours and us as guarantor. For more information regarding covenants arising from our financing arrangements, see “Item 5. Operating and Financial Review and Prospects — Contractual Obligations.” Furthermore, we may lose such assets that we pledge as collateral to secure our debts in the event of default.

The terms of any future indebtedness we may incur could include more restrictive covenants. A breach of any of these covenants could result in a default with respect to the related indebtedness. If a default occurs, the relevant lenders could elect to declare the indebtedness, together with accrued interest and other fees, to be due and payable immediately. This, in turn, could cause our other debt, to become due and payable as a result of cross-default or acceleration provisions contained in the agreements governing such other debt. In the event that some or all of our debt is accelerated and becomes immediately due and payable, we may not have the funds to repay, or the ability to refinance, such debt.

Insurance coverage of our operations may be insufficient, especially in cases of prolonged or extraordinary adverse events. Any losses to our properties that are not covered by insurance, or that exceed our insurance coverage limits, may expose us to significant costs and business disruption.

Our operations are subject to hazards and risks normally associated with the daily operations of data center facilities. Currently we maintain insurance policies for our business operations in line with industry practice. However, our current insurance policies may be insufficient, especially when a prolonged or catastrophic event occurs. If we experience a loss that is uninsured or exceeds policy limits, our business could be disrupted and we could lose the capital invested in the damaged properties as well as the anticipated future cash flows from those properties. These events would materially adversely affect our business, financial condition and results of operations.

Security breaches or alleged security breaches of our data centers could disrupt our operations and have a material adverse effect on our business, financial condition and results of operation.

A security breach of our data center facilities could result in the misappropriation of our or our clients’ proprietary information, and may cause interruptions or malfunctions in our operations or the operations of our clients. As we commit to implementing effective security measures to safeguard our data centers, such a compromise could be particularly harmful to our brand and reputation. We may be required to expend significant capital and resources to protect against such threats or to alleviate problems caused by breaches in security. Security risks and deficiencies may also be identified in the course of government inspections, which could subject us to fines and other sanctions. As techniques used to breach security change frequently and are often not recognized until launched against a target, we may not be able to implement new security measures in a timely manner or, if and when implemented, we may not be certain whether these measures could be circumvented. Any breaches that may occur could expose us to increased risk of lawsuits, regulatory penalties, loss of existing or potential clients, harm to our reputation and increases in our security costs, which could have a material adverse effect on our financial condition and results of operations.

In addition, any assertions of alleged security breaches or systems failure made against us, whether true or not, could harm our reputation, cause us to incur substantial legal fees and have a material adverse effect on our business, reputation, financial condition and results of operations.

Our leases for data centers could be terminated early and we may not be able to renew our existing leases on commercially acceptable terms or our rent or payment under the agreements could increase substantially in the future, which could materially and adversely affect our operations.

We enter into leases for certain of our wholesale and retail data centers. Upon the expiration of such leases, we may not be able to renew these leases on commercially reasonable terms, if at all. Under certain lease agreements, the lessor may terminate the agreement by giving prior notice and paying default penalties to us. However, such default penalties may not be sufficient to cover our losses. Even though the lessors for most of our data centers generally do not have the right of unilateral early termination unless they provide the required notice, the lease may nonetheless be terminated early if we are in material breach of the lease agreements. We may assert claims for compensation against the landlords if they elect to terminate a lease agreement early and without due cause. Although historically we have successfully renewed all agreements we wanted to renew, and we do not believe that any of our agreements will be terminated early in the future, there can be no assurance that the counterparties will not terminate any of our agreements prior to its expiration date. If the leases for our data centers were terminated early prior to their expiration date, notwithstanding any compensation we may receive for early termination of such leases, or if we are not able to renew such leases, or if we are unable to find suitable alternative premises in a timely manner, we may have to incur significant costs related to relocation. Any relocation could also affect our ability to provide continuous uninterrupted services to our customers and harm our reputation. Furthermore, rent or payment under such leases in the future may increase substantially in the future. Any of the foregoing could have an adverse impact on our business and results of operations.

Clients who rely on us for the colocation of their servers could potentially sue us for their lost profits or damages if there are disruptions in our services, which could impair our financial condition.

As our services are critical to many of our clients’ business operations, any significant disruption in our services could result in lost profits or other indirect or consequential damages to our clients. Although some of our client contracts contain provisions attempting to limit our liability for breach of the agreement, there can be no assurance that a court would enforce any contractual limitations on our liability in the event that one of our clients brings a lawsuit against us as the result of a service interruption that they may ascribe to us. The outcome of any such lawsuit would depend on the specific facts of the case and any legal and policy considerations that we may not be able to mitigate. In such cases, we could be liable for substantial damage awards. Since we do not carry liability insurance coverage, such damage awards could seriously impair our financial condition.

We may not be able to prevent others from making unauthorized use of our intellectual property. If we fail to protect our intellectual property rights, our brand and business may suffer.

Our success depends in part upon our propriety intellectual rights, including certain patents, trademarks, domain names, know-how, methodologies, practices, tools and technical expertise that are critical to our business. We primarily rely on a combination of intellectual property laws and contractual arrangements, including confidentiality and non-compete agreements with our management, key employees and others. However, we cannot assure you that such existing measures are sufficient and effective. Despite these measures, any of our intellectual property rights could be challenged, invalidated, circumvented or misappropriated. In the event that we resort to litigation to enforce our intellectual property rights, such litigation could result in substantial costs and a diversion of our managerial and financial resources. We can provide no assurance that we will prevail in such litigation. In addition, our trade secrets may be leaked or otherwise become available to, or be independently discovered by, our competitors. Any failure in protecting or enforcing our intellectual property rights could have a material adverse effect on our business, results of operations and financial condition.

We may face claims of intellectual property infringement and other related claims, which could be time-consuming and costly to defend and may result in an adverse impact over our operations.

We cannot assure you that our operations or any aspects of our business do not or will not infringe upon or violate intellectual property rights, including, but not limited to, trademarks, patents, copyrights, know-how, or other rights owned or held by third parties. We may also be subject to legal or administrative proceedings and claims relating to intellectual property rights or other rights of third parties in the future. If we become liable to third parties for infringing upon their intellectual property rights, we could be required to pay a substantial damage award. We may also be subject to injunctions that prohibit us from using such intellectual property rights and require us to alter our processes or methodologies, which may not be technically or commercially feasible and may cause us to expend significant resources. Any claims or litigation in this area, whether we ultimately win or lose, could be time-consuming and costly, could cause the diversion of management’s attention and resources away from the operations of our business and could damage our reputation.

Our registered or unregistered trademarks or trade names may be challenged, infringed or determined to be infringing on other marks, and we may not be able to protect our rights to these trademarks and trade names. We historically used and , and currently use in China. We have filed applications for registering in China in several categories that cover our scope of business. As of the date of this annual report, we have received one rejection of our trademark registration application in one of the categories. We are in the process of reapplying for trademark registration in such category. However, there is no assurance that we can eventually succeed in obtaining approval for the reapplication. As to the trade name and trademark that we used historically, our application to register 秦淮数据 was rejected by the relevant trademark authority due to the inclusion of a place name in China. Our application to register in one certain category was rejected by the relevant trademark authority due to similarity with certain registered trademarks. Although we can reapply at any time, we cannot assure you that such trademarks will be successfully registered in all relevant categories. A third party may adopt similar trade names or trademarks, thereby impeding our ability to build brand identity and possibly leading to market confusion. As of the date of this annual report, we had not encountered any legal claims brought by third parties relating to infringement or violation of any intellectual property rights which may have a material adverse effect on us. However, there can be no assurance that third parties holding rights to similar trade names or trademarks would not take actions against us alleging infringement of such rights or otherwise assert their rights. On the other hand, we cannot assure you that we will succeed in bringing trademark infringement claims against third parties, especially in the case where we have not successfully registered such trademarks or have not registered in the relevant category.

If our clients’ proprietary intellectual property or confidential information is misappropriate or disclosed by us or our employees in violation of applicable laws and contractual arrangements, we could be exposed to protracted and costly legal proceedings and lose clients.

We and our employees are in some cases provided with access to our clients’ proprietary intellectual property and confidential information, including technology, software products, business policies and plans, and trade secrets. Many of our clients require that we do not engage in the unauthorized use or disclosure of such intellectual property or information and that we will be required to indemnify our clients for any loss they may suffer as a result. We use security technologies and other methods to prevent employees from making unauthorized copies, or engaging in unauthorized use or unauthorized disclosure, of such intellectual property and confidential information. We also require our employees to enter into non-disclosure arrangements to limit access to and distribution of our clients’ intellectual property and other confidential information as well as our own. However, the steps taken by us in this regard may not be adequate to safeguard our clients’ intellectual property and confidential information. In addition, we may not always be aware of intellectual property registrations or applications relating to source codes, software products or other intellectual property belonging to our clients. As a result, if our clients’ proprietary rights are misappropriated by us or our employees, our clients may consider us liable for such act and seek damages and compensation from us.

Assertions of infringement of intellectual property or misappropriation of confidential information against us, if successful, could have a material adverse effect on our business, financial condition and results of operations. Protracted litigation could also result in existing or potential clients deferring or limiting their purchase or use of our services until resolution of such litigation. Even if such assertions against us are unsuccessful, they may cause us to lose existing and future business and incur reputational harm and substantial legal fees.

Significant impairment of our long-lived assets could materially impact our financial position and results of our operations

We have recorded a significant amount of long-lived assets, primarily including our property and equipment. We evaluate our long-lived assets for impairment whenever events or changes in circumstances, such as a significant adverse change to market conditions that will impact the future use of the assets, indicate that the carrying amount of an asset may not be fully recoverable. If the total of the expected undiscounted future cash flows is less than the carrying amount of the assets, an impairment loss is recognized for the difference between the fair value and carrying value of the assets. The application of long-lived asset impairment test requires significant management judgment. If our estimates and judgments are inaccurate, the fair value determined could be inaccurate and the impairment may not be adequate, and we may need to record additional impairments in the future. We recorded nil in impairment of our long-lived assets in 2019 and 2020. However, we may record impairments on long-lived assets in the future. Any impairment charge would materially adversely affect our business, financial condition and results of operations.

We have granted and may continue to grant share options and other forms of share-based incentive awards in the future, which may result in increased share-based compensation expenses.

We adopted share incentive plans for the purpose of granting share-based compensation awards to our employees and management team members to incentivize their performance and align their interests with ours. For further detailed information, please refer to “Management — Share Incentive Plan.” For the years ended December 31, 2019 and 2020, we recorded share-based compensation expenses of RMB63.7 million and RMB370.0 million (US$56.7 million) (including a one-time share-based compensation expense of RMB54.6 million (US$8.4 million) for certain share awards vested upon the listing of our ADSs on Nasdaq on September 30, 2020), respectively, RMB nil and RMB20.1 million of which was capitalized in Construction in Progress, respectively. We believe the granting of share-based compensation is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based compensation to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

We may experience impairment of goodwill in connection with our acquisition of entities or other assets.

We are required to perform an annual goodwill impairment test. As of December 31, 2020, we carried RMB472.9 million (US$72.5 million) of goodwill on our balance sheet. However, goodwill can become impaired. We test goodwill for impairment annually or more frequently if events or changes in circumstances indicate possible impairment, but the fair value estimates involved require a significant amount of difficult judgment and assumptions. We may not achieve the anticipated benefits of the acquisitions, which may result in the need to recognize impairment of some or all of the goodwill we recorded.

Past and future investments in and acquisitions of complementary assets and businesses may expose us to potential risks, and may result in earnings dilution and significant diversion of management attention.

We may invest in or acquire assets, technologies and businesses that are complementary to our existing business. This may include opportunities to acquire additional businesses, services, resources, or assets that are complementary to our core business. Our investments or acquisitions may not yield the results we expect. In addition, investments and acquisitions could result in the use of substantial amounts of cash, significant amortization expenses related to intangible assets, significant diversion of management attention and exposure to potential unknown liabilities of the acquired business. Moreover, the costs of identifying and consummating investments and acquisitions, and integrating the acquired businesses into ours, may be significant, and the integration of acquired businesses may be difficult or even disruptive to our existing business operations. In the event that our investments and acquisitions are not successful, our results of operations and financial condition may be materially and adversely affected.

Foreign investors are subject to requirements under Indian foreign investment laws, including Press Note 3 of 2020 issued by Department for Promotion of Industry and Internal Trade, Government of India, the interpretation and enforcement whereof may have an adverse effect on our ability to invest further in securities and capital of our Indian subsidiaries and, therefore, also on our ability to operate and maintain our business in India.

Foreign investment in Indian securities or capital of a limited liability partnership is subject to rules, regulations and policies framed by Indian regulatory authorities (namely, the Government of India and the Reserve Bank of India). In terms of Press Note 3 of 2020, dated April 17, 2020, issued by the Department for Promotion of Industry and Internal Trade, Government of India, all investments under the foreign direct investment route by entities of a country which shares land border with India or where the beneficial owner of an investment into India is situated in or is a citizen of any such country will require prior approval of the Government of India. Further, in the event of transfer of ownership of any existing or future foreign direct investment in an entity in India, directly or indirectly, resulting in the beneficial ownership falling within the aforesaid restriction/purview, such subsequent change in the beneficial ownership will also require approval of the Government of India. Furthermore, on April 22, 2020, the Ministry of Finance, Government of India has also made similar amendment to the Foreign Exchange Management (Non-debt Instruments) Rules, 2019. Furthermore, on December 8, 2020, the Ministry of Finance, Government of India, by way of another amendment to the Foreign Exchange Management (Non-debt Instruments) Rules, 2019, clarified that a multilateral bank or fund of which India is a member will not be treated as an entity of a particular country nor will any country be treated as the beneficial owner of the investments of such bank or fund in India. While the term “beneficial owner” is defined under the Prevention of Money-Laundering (Maintenance of Records) Rules, 2005, the General Financial Rules, 2017 and the Master Direction – Know Your Customer (KYC) Directions, 2016 issued by the Reserve Bank of India, and the term “significant beneficial owner” is defined under the Companies (Significant Beneficial Owners) Rules, 2018, neither the Consolidated FDI Policy, 2020 nor the Foreign Exchange Management (Non-debt Instruments) Rules, 2019 currently provide a definition of the term “beneficial owner”. While it is possible that clarifications may come forth from the Government of India in future in this regard, there is no assurance of the same and in absence thereof, the ambiguity regarding the interpretation of “beneficial owner” under Press Note 3 of 2020 and enforcement of this regulatory change would continue. Such uncertainties may have an adverse effect on our ability to invest further in securities and capital of our Indian subsidiaries and may have implications on the transfers of ownership in the entity which fall within the purview of Press Note 3 of 2020, and therefore, also on our ability to operate and maintain our business in India. Further, there is uncertainty regarding the timeline within which the said approval from the Government of India may be obtained, if at all. Any further adverse change in the foreign investment restrictions in India may be onerous and may adversely affect our business, operations and results of operations in India.

Failure to comply with laws and regulations applicable to our business could subject us to fines and penalties and could also cause us to lose clients or otherwise harm our business.

We are subject to a variety of national, regional and local laws and regulations in the markets where we do business. These laws and regulations cover real estate, construction, telecommunication, tax, environment, labor and other government requirements, approvals, permits and licenses. If we fail to comply with these requirements, we could also be subject to civil or criminal liability and the imposition of fines or other penalties. Our ability to utilize the data centers in question may also be materially and adversely affected.

Construction projects are subject to broad and strict government supervision and approval procedures in China. Under PRC laws, construction projects must receive regulatory approval from various governmental authorities prior to construction, including but not limited to project approvals and filings, construction land and project planning approvals, environment protection approvals, energy conservation review opinion, construction work commencement permit and land use right certificate. As of December 31, 2020, six of our data center campuses were being constructed in China. As of the date of this annual report, part of regulatory approvals for these projects are still pending. According to PRC laws, construction projects need to go through inspection and acceptance procedures with local construction authorities and receive various approvals after the completion of a project. As of the date of this annual report, we have completed all or substantially all the inspection and acceptance procedures required for ten of our hyperscale data centers currently in service in China. We have been actively taking necessary steps to complete the remaining inspection and acceptance procedures but may experience further delay, especially taking into account the COVID-19 outbreak which has slowed down regulatory approvals as the governmental authorities may need to turn their attention to more urgent needs. See “— Delays in the construction of new data centers or the expansion of existing data centers could involve significant risks to our business” and “— The outbreak of COVID-19 could disrupt our operations and construction projects and adversely affect our results of operations” for further details.

In addition, under the laws of India, there is uncertainty with respect to applicability to data centers of guidelines dated August 5, 2008 issued by Department of Telecommunications, Ministry of Communications, Government of India requiring registration of other service providers for providing IT enabled services. Imposition of such guidelines on data centers could increase our operating cost, which could in turn adversely affect our business, prospects, results of operations, cash flows and financial condition.

Failure to obtain all necessary construction project approvals and permits in a timely manner may subject us to legal sanctions, such as imposition of fines, suspension of construction or use of, rectification within a time limit, or under limited circumstances, being required to vacate from the properties in question. Any of the foregoing could have a material adverse impact on our business operation and financial conditions. In addition, we will not be able to obtain property ownership certificate until we have obtained all requisite approvals and permits for such property. Our rights as the property owner of such property may be adversely affected as a result of the absence of property ownership certificate.

Among the data centers and office spaces that we lease, certain of the lease agreements have not been registered or filed with relevant authorities in accordance with the applicable PRC laws and regulations. The enforcement of this legal requirement varies depending on local practices. In case of failure to register or file a lease, the parties to the unregistered lease may be ordered to make rectifications (which would involve registering such leases with the relevant authority) before being subject to penalties. The penalty ranges from RMB1,000 (US$153.3) to RMB10,000 (US$1,532.6) for each unregistered lease, at the discretion of the relevant authority. The law is not clear as to which of the parties, the lessor or the lessee, is liable for the failure to register the lease. In the event that a fine is determined to be imposed on the lessee, in whole or in part, we will be subject to such fine.

Any dispute or claim in relation to the titles of the properties that we occupy, including any litigation involving allegations of illegal or unauthorized use of these properties, could require us to relocate our business operations occupying these properties. If any of our leases are terminated or voided as a result of challenges from third parties or the government or if the lease is otherwise not renewed by our landlords upon expiration, we would need to seek alternative premises and incur relocation costs. We cannot assure you that we will be able to relocate such operations to suitable alternative premises, and any such relocation may result in disruption to our business operations and thereby result in loss of earnings. We may also need to incur additional costs for the relocation of our operation. There is also no assurance that we will be able to effectively mitigate the possible adverse effects that may be caused by such disruption, loss or costs. Any of such disruption, loss or costs could materially and adversely affect our financial condition and results of operations.

Global economic conditions or any adverse developments in the economic, political or regulatory environment of any of the markets in which our operating properties are located or are being constructed, including China, Malaysia and India, may materially adversely affect our business and operating results.

Currently our data center facilities in service are located in China and Malaysia and we have new data center facilities under construction in China, Malaysia and India. Consequently, we may be exposed to greater economic risks as our business presence becomes more geographically diverse. Also, we may be susceptible to adverse developments in the economic, political and regulatory environment in any of these markets, including, but not limited to, business layoffs or downsizing, industry slowdowns, relocations of businesses, increases in taxes and costs of complying with existing or increased governmental regulation. For example, we derive a substantial portion of our revenues from our operations in China. Accordingly, our financial results have been, and are expected to continue to be, affected by the economy and the data center industry in China. While the economy in China has grown significantly over the past decades, growth has been uneven, both geographically and among various sectors of the economy, and the rate of growth has been slowing down. In addition, the United States and China have recently been involved in controversy over trade barriers in China that threatened a trade war between the countries and have implemented or proposed to implement tariffs on certain imported products. Sustained tension between the United States and China over trade policies could significantly undermine the stability of the global and Chinese economy. There have also been concerns on the relationship between China and other countries, including the surrounding Asian countries, which may potentially have economic effects. Any adverse developments in the economy or data center industry in general, or any decrease in demand for data center space resulting from adverse developments in the regulatory or business environment in China, Malaysia, India and globally could materially adversely impact our business, results of operations and financial condition.

General economic conditions and the costs and availability of capital may be adversely affected in some or all of the metropolitan areas in which we conduct our operations. Instability in the Pan-Asian and other economies and international financial markets generally may adversely affect our ability, and the ability of our clients, to meet liquidity and capital expenditure requirements and may result in adverse effects on our, and our clients’, businesses, financial condition and results of operations. Our sales cycle could also be lengthened if clients reduce spending on, or delay decision-making with respect to, our services, which could adversely affect our revenue growth and our ability to recognize revenue. We could also experience pricing pressure as a result of economic conditions if our competitors lower prices and attempt to lure away our clients with lower cost solutions. Finally, our ability to access the capital markets may be severely restricted at a time when we would like, or need, to do so, which could have an impact on our flexibility to pursue additional expansion opportunities and maintain our desired level of revenue growth in the future.

Our success depends substantially upon access to qualified personnel, including Mr. Jing Ju, Mr. Michael Foust and other senior management and senior employees. Our business operations may be harmed if we fail to recruit, train or retain qualified personnel.

Our success depends on the continued services of our senior management team and qualified key personnel, particularly Mr. Jing Ju, our founder and chief executive officer, Mr. Michael Foust, our chairman, and other executives named in this annual report, as well as and key personnel who can provide the technical, strategic and marketing skills required for our company to grow. Although we have entered into confidentiality and non-competition agreements with our senior management team and qualified key personnel, there is no assurance that any member of our senior management team or any of our qualified key personnel will not join a competitor. In the event that any dispute arises between us, on one hand, and any of our senior management and qualified key personnel, on the other hand, we may have to incur substantial costs and expenses in order to enforce such agreements or we may be unable to enforce them at all.

We compete with other companies, including many of our competitors, for the limited pool of talent in these fields. Some of our competitors have greater resources than we do and may be able to offer more attractive terms of employment. We cannot provide any assurance that we will be able to retain our current executive officers or key employees. The failure to recruit and retain necessary personnel, including, but not limited to, members of our senior management and key research and development team, could harm our business and our ability to grow our company, and could adversely affect our business, financial condition and results of operations.

We are subject to anti-corruption, anti-bribery, anti-money laundering, economic sanction and similar laws, and noncompliance with such laws could subject us to criminal penalties or significant fines and harm our business and reputation.

We may be subject to anti-corruption, anti-bribery, anti-money laundering, financial and economic sanctions, and similar laws and regulations in various jurisdictions in which we conduct activities, including the U.S. Foreign Corrupt Practices Act, or FCPA, and other anti-corruption laws and regulations. The FCPA prohibits us and our officers, directors, employees, and business partners acting on our behalf, including agents, from corruptly offering, promising, authorizing, or providing anything of value to a “foreign official” for the purposes of influencing official decisions or obtaining or retaining business or otherwise obtaining favorable treatment. The FCPA also requires companies to make and keep books, records and accounts that accurately reflect transactions and dispositions of assets and to maintain a system of adequate internal accounting controls. A violation of these laws or regulations could adversely affect our business, reputation, financial condition, and results of operations.

We have direct or indirect interactions with officials and employees of government agencies and state-owned affiliated entities in the ordinary course of business. We also have business collaborations with government agencies and state-owned affiliated entities. For example, in China, we may contract with the national grid and telecommunication carriers, which are state-owned enterprises. In the countries where we have operations, we need to obtain various approvals, permits and licenses from the local or national governments. These interactions subject us to an increasing level of compliance-related concerns, and we can be held liable for the illegal activities of our employees, representatives, contractors, agents and business partners, even if we do not explicitly authorize such activities. We are in the process of implementing policies and procedures designed to ensure compliance by us and our directors, officers, employees, representatives, contractors, agents, and business partners with applicable anti-corruption, anti-bribery, anti-money laundering, financial and economic sanctions, and similar laws and regulations. However, our policies and procedures may not be sufficient and our directors, officers, employees, representatives, contractors, agents, and business partners could engage in improper conduct for which we may be held responsible. Non-compliance with anti-corruption, anti-bribery, anti-money laundering, or financial and economic sanctions laws could subject us to whistleblower complaints, adverse media coverage, investigations, and severe administrative, civil and criminal sanctions, collateral consequences, remedial measures, and legal expenses, all of which could materially and adversely affect our business, reputation, financial condition, and results of operations. In addition, responding to any enforcement action may result in the diversion of management’s attention and resources, significant defense costs and other professional fees.

We face exposure to foreign currency exchange rate fluctuations, and such fluctuations could adversely affect our business, results of operations and financial condition.

Our reporting currency is the Renminbi, and the functional currency of our subsidiaries is either their local currency or the U.S. dollar, depending on the circumstances. If the Renminbi strengthens relative to the local currencies or the U.S. dollar, our consolidated financial position and results of operations may be negatively impacted as these local currency or the U.S. dollar amounts will translate into fewer Renminbi. As a result, we are exposed to foreign currency risks related to our revenues and operating expenses denominated in currencies other than Renminbi. For additional information on foreign currency risk, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”

In addition, a substantial portion of our revenues and expenses are denominated in Renminbi. We are a holding company and we rely on dividends paid by our operating subsidiaries in China for our cash needs. Any significant revaluation of Renminbi may materially and adversely affect our results of operations and financial position reported in Renminbi when translated into U.S. dollars, and the value of, and any dividends payable on, the ADSs in U.S. dollars. To the extent that we need to convert U.S. dollars into Renminbi for capital expenditures and working capital and other business purposes, appreciation of Renminbi against the U.S. dollar would have an adverse effect on Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs, strategic acquisitions or investments or other business purposes, appreciation of the U.S. dollar against Renminbi would have a negative effect on the U.S. dollar amount available to us. Further, the value of Renminbi against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things, and our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

If we fail to implement and maintain an effective system of internal controls to remediate our material weakness over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence and the market price of the ADSs may be materially and adversely affected.

Prior to our initial public offering, we were a private company with limited accounting and financial reporting personnel and other resources with which we address our internal control over financial reporting. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in connection with the audits of our consolidated financial statements as of December 31, 2018 and 2019 and for the years then ended, we and our independent registered public accounting firm  identified a material weakness in our internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, or PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness identified related to our lack of sufficient accounting and financial reporting personnel with requisite knowledge and experience in application of U.S. GAAP and rules of the United States Securities and Exchange Commission, or the SEC.

We have begun to implement a number of measures to address the material weakness. See “Item 15. Controls and Procedures—Internal Control Over Financial Reporting.” However, the implementation of these measures may not fully address the material weakness in our internal control over financial reporting, and our management concluded that the material weakness still existed as of December 31, 2020. Our failure to correct the material weakness could result in inaccuracies in our financial statements and impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our ADSs, may be materially and adversely affected. Moreover, ineffective internal control over financial reporting could significantly hinder our ability to prevent fraud.

Furthermore, our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. It is possible that, had our independent registered public accounting firm conducted an audit of our internal control over financial reporting, such accountant might have identified additional material weaknesses and deficiencies. We are now a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002 requires that we include a report of management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2021. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, as we are now a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, we may identify other weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002. We may not be able to anticipate and identify accounting issues, or other risks critical to financial reporting that could materially impact the consolidated financial statements. Generally speaking, if we fail to achieve and maintain an effective internal control environment, it could result in material misstatements in our financial statements and failure to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our ADSs, may be materially and adversely affected. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions.

Compliance with rules and requirements applicable to public companies may cause us to incur increased costs, which may negatively affect our results of operations.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act, as well as rules subsequently implemented by the SEC and Nasdaq, have required changes in corporate governance practices of public companies. We expect these rules and regulations to increase our legal, accounting and financial compliance costs and to make certain corporate activities more time-consuming and costly. As a company with less than US$1.07 billion in revenues for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. After we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC.

Complying with these rules and requirements may be especially difficult and costly for us because we may have difficulty locating sufficient personnel with experience and expertise relating to U.S. GAAP and U.S. public company reporting requirements, and such personnel may command higher salaries relative to what similarly experienced personnel would command in the United States. If we cannot employ sufficient personnel to ensure compliance with these rules and regulations, we may need to rely more on outside legal, accounting and financial experts, which may be expensive. In addition, we will incur additional costs associated with our public company reporting requirements. We are evaluating and monitoring developments with respect to these new rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

In the past, shareholders of a public company often brought securities class action suits against the company following periods of instability in the market price of that company’s securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

We face risks related to natural disasters, health epidemics and other catastrophes, which could significantly disrupt our business, operations, liquidity and financial condition.

Our business could be materially and adversely affected by natural disasters or other catastrophes, such as earthquakes, fire, floods, hail, windstorms, severe weather conditions, environmental accidents, power loss, communications failures, explosions, terrorist attacks and similar events. Our business could also be materially and adversely affected by public health emergencies, such as the outbreak of avian influenza, severe acute respiratory syndrome, or SARS, Zika virus, Ebola virus, COVID-19 or other local health epidemics in China and worldwide. If any of our employees is suspected of having contracted any contagious disease, we may under certain circumstances be required to quarantine such employees and the affected areas of our premises. As a result, we may have to temporarily suspend part of or all our operations. Furthermore, authorities may impose restrictions on travel and transportation and implement other preventative measures in affected regions to contain a disease outbreak, which may lead to the temporary closure of our facilities and declining economic activity at large. A prolonged outbreak of any of these illness or other adverse public health developments in China or elsewhere in the world could have a material adverse effect on our business operations.

We may be adversely affected by political tensions between the United States and China.

Political tensions between the United States and China have escalated due to, among other things, trade disputes, the COVID-19 outbreak, sanctions imposed by the U.S. Department of Treasury on certain officials of the Hong Kong Special Administrative Region and the central government of the PRC , U.S. export restrictions regarding China, restrictions on U.S. investments in designated “Communist Chinese Military Companies,” and the executive orders issued by former U.S. President Donald J. Trump that seek to prohibit certain transactions with ByteDance Ltd., Tencent Holdings Ltd., developers of certain software applications and the respective subsidiaries of such companies. Rising political tensions could reduce levels of trades, investments, technological exchanges and other economic activities between the two major economies, which would have a material adverse effect on global economic conditions and the stability of global financial markets. Any of these factors could have a material adverse effect on our business, prospects, financial condition and results of operations. Furthermore, the Holding Foreign Companies Accountable Act, enacted in December 2020, potentially could limit or prevent China-based companies from accessing U.S. capital markets under certain circumstances. This legislation and any related regulations could inhibit our ability to raise capital or jeopardize our ability to remain listed in the United States. In addition, this legislation and any related regulations could negatively affect the attitudes of investors towards China-based issuers listed in the United States in general, which also could have a material and adverse impact on the trading price of our ADSs.

Risks Relating to Our Corporate Structure

If the PRC government deems that our contractual arrangements do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

The PRC government regulates telecommunications-related businesses through strict business licensing requirements and other government regulations. These laws and regulations also include limitations on foreign ownership of PRC companies that engage in telecommunications-related businesses. Specifically, foreign investors are not allowed to own more than a 50% equity interest in any PRC company engaging in value-added telecommunications businesses, except for the investment in the e-commerce operation business, the domestic multi-party communication business, the information storage and re-transmission business and the call center business. Any such foreign investor must also have experience and a good track record in providing value-added telecommunications services overseas.

Because we are a Cayman Islands company, we are classified as a foreign enterprise under PRC laws and regulations, and our wholly owned PRC subsidiaries are foreign-invested enterprises, or FIEs. To comply with PRC laws and regulations, we conduct our business in China through contractual arrangements with our consolidated VIEs and their shareholders. These contractual arrangements provide us with effective control over our consolidated VIEs and enable us to receive substantially all of the economic benefits of our consolidated VIEs in consideration for the services provided by our wholly-owned PRC subsidiaries, and have an exclusive option to purchase all of the equity interest in our consolidated VIEs when permissible under PRC laws. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure — Contractual Arrangements with Our VIEs and Their Respective Shareholders.”

We believe that our corporate structure and contractual arrangements comply with the current applicable PRC laws and regulations. However, as there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including the Foreign Investment Law and its implementing rules, the telecommunications circular described above and the Telecom Regulations and the relevant regulatory measures concerning the telecommunications industry, there can be no assurance that the PRC government, such as the Ministry of Commerce, the Ministry of Industry and Information Technology, or the MIIT or other authorities that regulates providers of data center service and other participants in the telecommunications industry would agree that our corporate structure or any of the above contractual arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. PRC laws and regulations governing the validity of these contractual arrangements are uncertain and the relevant government authorities have broad discretion in interpreting these laws and regulations.

If our corporate and contractual structure is deemed by the MIIT, or the Ministry of Commerce or other regulators having competent authority, to be illegal, either in whole or in part, we may lose control of our consolidated VIEs and have to modify such structure to comply with regulatory requirements. However, there can be no assurance that we can achieve this without material disruption to our business. Further, if our corporate and contractual structure is found to be in violation of any existing or future PRC laws or regulations, the relevant regulatory authorities would have broad discretion in dealing with such violations, including:

•	revoking our business and operating licenses;
•	levying fines on us;
•	confiscating any of our income that they deem to be obtained through illegal operations;
•	shutting down a portion or all of our networks and servers;
•	discontinuing or restricting our operations in China;
•	imposing conditions or requirements with which we may not be able to comply;
•	requiring us to restructure our corporate and contractual structure;
•	restricting or prohibiting our use of the proceeds from overseas offering to finance our PRC consolidated VIEs’ business and operations; and
•	taking other regulatory or enforcement actions that could be harmful to our business.

Any of these actions could cause significant disruption to our business operations and severely damage our reputation, which would in turn materially and adversely affect our business, financial condition and results of operations. If any of these occurrences results in our inability to direct the activities of our VIEs that most significantly impact their economic performance, and/or our failure to receive the economic benefits from our VIEs, we may not be able to consolidate the entities in our consolidated financial statements in accordance with U.S. GAAP.

Our contractual arrangements with our consolidated VIEs may result in adverse tax consequences to us.

As a result of our corporate structure and the contractual arrangements among our WFOE, our VIE, its shareholders and us, we are effectively subject to the PRC value-added tax at rates from 6% to 13% and related surcharges on revenues generated by our subsidiary from our contractual arrangements with our VIE. The PRC Enterprise Income Tax Law and its Implementing Regulations require every enterprise in China to submit its annual enterprise income tax return together with a report on transactions with its affiliates or related parties to the relevant tax authorities. According to the Implementing Regulations of the Enterprise Income Tax Law, these transactions may be subject to audit or challenge by the PRC tax authorities within ten years after the taxable year during which the transactions are conducted. We may be subject to adverse tax consequences if the PRC tax authorities were to determine that the contracts between us and our VIE were not on an arm’s length basis and therefore constitute a favorable transfer pricing arrangements. If this occurs, the PRC tax authorities could request that our VIE and any of its subsidiaries adjust their taxable income upward for PRC tax purposes. Such a pricing adjustment could adversely affect us by reducing expense deductions recorded by such VIE and thereby increasing the VIE’s tax liabilities, which could subject the VIE to late fees and other penalties for the underpayment of taxes. Our results of operations may be materially and adversely affected if our VIE’s tax liabilities increase or if either of them becomes subject to late payment fees or other penalties.

We rely on contractual arrangements with our consolidated VIEs and their shareholders for our operations in China, which may not be as effective as direct ownership in providing operational control and otherwise have a material adverse effect as to our business.

We have relied and expect to continue to rely on variable interest entity arrangements to conduct a significant part of our operations in China. We rely on contractual arrangements with our VIEs and their shareholders to conduct a significant part of our operations in China. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure — Contractual Arrangements with Our VIEs and Their Respective Shareholders.” The shareholders of our VIEs may not act in the best interests of our company or may not perform their obligations under these contracts. If we had direct ownership of our VIEs, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of our VIEs, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the contractual arrangements, we would rely on legal remedies under PRC law for breach of contract in the event that our VIE and its shareholders did not perform their obligations under the contracts. These legal remedies may not be as effective as direct ownership in providing us with control over our consolidated VIEs.

If our consolidated VIEs or its shareholders fail to perform their obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. All the agreements under our contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a variable interest entity should be interpreted or enforced under PRC law. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over our consolidated VIEs, and our ability to conduct our business may be negatively affected. See “— Risks Relating to Doing Business in China — Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.”

The registered shareholders of our VIEs may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

The registered shareholders of our VIEs, may have potential conflicts of interest with us. These shareholders may not remain as shareholders of our VIEs, or breach, or cause our VIEs to breach, or refuse to renew, the existing contractual arrangements we have with them and our VIEs, which would have a material and adverse effect on our ability to effectively control our VIEs and receive economic benefits from them, which may result in deconsolidation of our VIEs. For example, the shareholders may be able to cause our agreements with our VIEs to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise, any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor.

Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our company. We rely on these shareholders to abide by the laws of China, which provide that directors owe a fiduciary duty to the company that requires them to act in good faith and in what they believe to be the best interests of the company and not to use their position for personal gains. There is currently no specific and clear guidance under PRC laws that addresses any conflict between PRC laws and laws of Cayman Islands in respect of any conflict relating to corporate governance. If we cannot resolve any conflict of interest or dispute between us and the shareholders of our VIEs, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

The shareholders of our VIEs may be involved in personal disputes with third parties or other incidents that may have an adverse effect on their respective equity interests in the relevant VIEs and the validity or enforceability of our contractual arrangements with the relevant entity and its shareholders. For example, in the event that any of the shareholders of our VIEs who is married, divorces his or her spouse, the spouse may claim that the equity interest of the relevant VIE held by such shareholder is part of their community property and should be divided between such shareholder and his or her spouse. If such claim is supported by the court, the relevant equity interest may be obtained by the shareholder’s spouse or another third party who is not subject to obligations under our contractual arrangements, which could result in a loss of the effective control over the relevant VIE by us. Similarly, if any of the equity interests of our VIEs is inherited by a third party with whom the current contractual arrangements are not binding, we could lose our control over the relevant VIE or have to maintain such control by incurring unpredictable costs, which could cause significant disruption to our business and operations and harm our financial condition and results of operations.

Substantial uncertainties exist with respect to the interpretation and implementation of the newly enacted PRC Foreign Investment Law and its Implementation Regulations and how they may impact the viability of our current corporate structure, corporate governance, business operations and financial results.

On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, which came into effect on January 1, 2020 and replaced the trio of laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law. On December 26, 2019, the State Council issued the Regulations on Implementing the Foreign Investment Law of the PRC, which came into effect on January 1, 2020, and replaced the Regulations on Implementing the Sino-Foreign Equity Joint Venture Enterprise Law, Provisional Regulations on the Duration of Sino-Foreign Equity Joint Venture Enterprise Law, the Regulations on Implementing the Wholly Foreign-Invested Enterprise Law, and the Regulations on Implementing the Sino-Foreign Cooperative Joint Venture Enterprise Law. The Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. However, since it is relatively new, uncertainties still exist in relation to its interpretation and implementation. For instance, under the Foreign Investment Law, “foreign investment” refers to the investment activities directly or indirectly conducted by foreign individuals, enterprises or other entities in China, but it does not explicitly stipulate the contractual arrangements as a form of foreign investment. Though these regulations do not explicitly classify contractual arrangements as a form of foreign investment, there is no assurance that foreign investment via contractual arrangements would not be interpreted as a type of indirect foreign investment activities under the definition in the future. In addition, the definition contains a catch-all provision which includes investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. Therefore, the Foreign Investment Law still leaves leeway for future laws, administrative regulations or provisions promulgated by the State Council to provide for contractual arrangements as a form of foreign investment. In any of these cases, it will be uncertain whether our contractual arrangements will be deemed to be in violation of the market access requirements for foreign investment under the PRC laws and regulations. Furthermore, if future laws, administrative regulations or provisions prescribed by the State Council mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure, corporate governance and business operations.

In addition, the Foreign Investment Law further specifies that foreign investments shall be conducted in line with the negative list issued by or approved to be issued by the State Council. If an FIE proposes to conduct business in an industry subject to foreign investment “restrictions” in the “negative list”, the FIE must meet certain conditions under the “negative list” before being established. If an FIE proposes to conduct business in an industry subject to foreign investment “prohibitions” in the “negative list,” it must not engage in the business. The Special Management Measures for the Entry of Foreign Investment (Negative List) (2020 Version), or the 2020 Negative List, which was promulgated jointly by the Ministry of Commerce and the National Development and Reform Commission, or the NDRC, on June 23, 2020 and became effective on July 23, 2020, expands the scope of industries in which foreign investment is permitted by reducing the number of industries that fall within the 2020 Negative List. Foreign investment in value- added telecommunications services (except e-commerce, domestic conferencing, store-and-forward, and call center services), including Internet data center services, still falls within the 2020 Negative List.

It is uncertain whether the industry of data center and providing value-added telecommunication services, in which our consolidated affiliated entities operate, will be subject to the foreign investment restrictions or prohibitions under the “negative list” to be issued in the future. Furthermore, if future laws, administrative regulations or provisions prescribed by the State Council mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure, corporate governance and business operations.

Our ability to enforce the equity pledge agreements between us and the shareholders of our VIEs may be subject to limitations based on PRC laws and regulations.

Pursuant to the equity pledge agreements relating to our VIEs, shareholders of our VIEs pledged their equity interests in our VIEs to our WFOEs to secure our VIEs’ and their shareholders’ performance of the obligations and indebtedness under the Exclusive Business Cooperation Agreement, Purchase Option Agreement, Power of Attorney and Equity Pledge Agreement. As of the date of this annual report, we have registered the equity pledges under our variable interest entity arrangements with the relevant local branch of the State Administration for Market Regulation, or the SAMR, known as State Administration for Industry and Commerce of the People’s Republic of China before March, 2018. Under the PRC Civil Code, which was promulgated on May 28, 2020 and took effect on January 1, 2021, when an obligor fails to pay its debt when due, the pledgee may choose to either conclude an agreement with the pledger to obtain the pledged equity or seek payments from the proceeds of the auction or sell-off of the pledged equity. If our VIEs fail to perform their obligations secured by the pledges under the equity pledge agreements, one remedy in the event of default under the agreements is to require the pledger to sell the equity interests in our VIEs, as applicable, in an auction or private sale and remit the proceeds to our subsidiary in China, net of related taxes and expenses. Such an auction or private sale may not result in our receipt of the full value of the equity interests in our VIEs. We consider it very unlikely that the public auction process would be undertaken since, in an event of default, our preferred approach would be to ask our WFOE that is a party to the Purchase Option Agreement to designate another PRC person or entity to acquire the equity interests in such VIE and replace the existing shareholders pursuant to the Purchase Option Agreement.

In addition, in the registration forms of the local branch of the SAMR for the pledges over the equity interests under the equity pledge agreements, the amount of registered equity interests pledged to our WFOEs shall be designated as a fixed figure. The equity pledge agreements with the shareholders of our VIEs provide that the pledged equity interest constitutes continuing security for any and all of the indebtedness, obligations and liabilities of our VIEs under the relevant contractual arrangements, and therefore it is possible that the amount of registered equity interests cannot cover the secured obligation as a whole. However, there is no guarantee that a PRC court will not take the position that the amount listed on the equity pledge registration forms represents the full amount of the collateral that has been registered and perfected. If this is the case, the obligations that are supposed to be secured in the equity pledge agreements in excess of the amount listed on the equity pledge registration forms could be determined by the PRC court to be unsecured debt, which takes last priority among creditors and often does not have to be paid back at all. We do not have agreements that pledge the assets of our VIE and their subsidiaries for the benefit of us or our WFOE, although our VIE grants our WFOE options to purchase the assets of our VIE and its equity interests in its subsidiaries under the Purchase Option Agreement.

If our VIEs and their subsidiaries become the subject of a bankruptcy or liquidation proceeding, we may lose the ability to use and enjoy their assets, which could reduce the size of our operations and materially and adversely affect our business.

We do not have priority pledges and liens against the assets of our VIEs. If our VIEs undergo involuntary liquidation proceedings, third-party creditors may claim rights to some or all of their assets and we may not have priority against such third-party creditors on the assets of our VIEs. If our VIEs liquidate, we may take part in the liquidation procedures as a general creditor under the PRC Enterprise Bankruptcy Law and recover any outstanding liabilities owed by our VIEs to our WFOEs under the applicable service agreement.

If the shareholders of our VIEs were to attempt to voluntarily liquidate our VIEs without obtaining our prior consent, we could effectively prevent such unauthorized voluntary liquidation by exercising our right to request the shareholders of our VIEs to transfer all of their respective equity ownership interests to a PRC entity or an individual designated by us in accordance with the option agreement with the shareholders of our VIE. In addition, under the purchase option agreement signed by our WFOEs, our VIEs and their shareholders and according to relevant PRC laws, the shareholders of our VIEs do not have the right to issue dividends to themselves or otherwise distribute the retained earnings or other assets of our VIEs without our consent. In the event that the shareholders of our VIEs initiate a voluntary liquidation proceeding without our authorization or attempts to distribute the retained earnings or assets of our VIEs without our prior consent, we may need to resort to legal proceedings to enforce the terms of the contractual arrangements. Any such litigation may be costly and may divert our management’s time and attention away from the operation of our business, and the outcome of such litigation will be uncertain.

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of conversion of foreign currencies into Renminbi may delay or prevent us from using the proceeds of our initial public offering to make loans to our WFOEs and VIEs or to make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

We are an offshore holding company conducting a significant portion of our operations in China through our WFOEs, our VIEs and their subsidiaries. We may make loans to our WFOEs, our VIEs and their subsidiaries, or we may make additional capital contributions to our WFOEs.

Any loans to our WFOEs, which are treated as FIEs, under PRC law, are subject to PRC regulations and foreign exchange loan registrations. For example, loans by us to our WFOEs, our VIEs and their subsidiaries to finance their activities cannot exceed statutory limits and must be registered with the local counterpart of the State Administration of Foreign Exchange, or SAFE, or filed with SAFE in its information system. We may also provide loans to our consolidated affiliated entities or other domestic PRC entities, according to the Circular of the People’s Bank of China on Matters relating to the Comprehensive Macro-prudential Management of Cross-border Financing issued by the People’s Bank of China in January 2017. According to the Notice of the People’s Bank of China and the State Administration of Foreign Exchange on Adjustments to Comprehensive Macro-prudential Regulation Parameters for Cross-border Financing issued by the People’s Bank of China and the State Administration of Foreign Exchange in March 2020, the limit for the total amount of foreign debt is 2.5 times of their respective net assets. Moreover, any medium or long-term loan to be provided by us to our consolidated affiliated entities or other domestic PRC entities must also be filed and registered with the NDRC. We may also decide to finance our PRC subsidiaries by means of capital contributions. These capital contributions must be registered with the SAMR or its local counterpart and reported to the Ministry of Commerce or its local counterpart through the enterprise registration system and the enterprise credit information publicity system.

On March 30, 2015, SAFE issued the Circular of the State Administration of Foreign Exchange on Reforming the Administrative Approach Regarding the Settlement of the Foreign Exchange Capital of Foreign-invested Enterprises, or SAFE Circular 19, which replaced previous regulations and took effect on June 1, 2015. Pursuant to SAFE Circular 19, up to 100% of foreign currency capital of a foreign-invested enterprise may be converted into Renminbi capital according to the actual operation, and within the business scope, of the enterprise at its will. Although SAFE Circular 19 allows for the use of Renminbi converted from the foreign currency-denominated capital for equity investments in the PRC, the restrictions continue to apply as to FIEs’ use of the converted Renminbi for purposes beyond the business scope, for entrusted loans or for inter-company Renminbi loans. SAFE subsequently issued several circulars in the following years to provide additional guidelines on the use by FIEs’ of the income under their capital accounts generated from their capital, foreign debt and overseas listing. However, the interpretation and enforcement of SAFE Circular 19 and other circulars remain subject to uncertainty and potential future policy changes from the SAFE. If our VIEs require financial support from us or our WFOEs in the future and we find it necessary to use foreign currency-denominated capital to provide such financial support, our ability to fund our VIEs’ operations will be subject to statutory limits and restrictions, including those described above.

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans by us to our WFOEs, our VIEs or their subsidiaries or with respect to future capital contributions by us to our WFOEs. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds we received from our initial public offering and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Risks Relating to Doing Business in China

We may fail to obtain, maintain and update licenses and permits necessary to conduct our operations in the PRC, and our business may be materially and adversely affected as a result of any changes in the laws and regulations governing the VATS industry in the PRC.

The laws and regulations regarding value-added telecommunications services, or VATS, licenses in the PRC are relatively new and are still evolving, and their interpretation and enforcement involve significant uncertainties. Investment activities in the PRC by foreign investors are principally governed by two catalogs, namely the 2020 Negative List and the Encouraged Industry Catalogue for Foreign Investment (2020 version), as promulgated by the NDRC and the Ministry of Commerce on December 27, 2020 and taking effect on January 27, 2021. The Catalogs divide industries into three categories: encouraged, restricted and prohibited. Industries not included in the Catalogs are permitted industries. Industries such as VATS, including Internet data center services, or IDC services, restrict foreign investment. Specifically, the Administrative Regulations on Foreign-Invested Telecommunications Enterprises restrict the ultimate capital contribution percentage held by foreign investor(s) in a foreign-invested VATS enterprise to 50% or less. Under the Telecom Regulations, telecommunications service providers are required to procure operating licenses prior to their commencement of operations. The Administrative Measures for Telecommunications Business Operating License, which took effect on April 10, 2009 and was amended on September 1, 2017, set forth the types of licenses required to provide telecommunications services in China and the procedures and requirements for obtaining such licenses. See “Item 4. Information on the Company—B. Business Overview—Regulations — PRC Regulations — Regulations on Value-added Telecommunication Services”.

As of the date of this annual report, all of our companies which provide IDC services have obtained the related licenses. For example, Chindata (Beijing) Co., Ltd. obtained a cross-regional IDC license in February 2019, the scope of which now includes Beijing, Tianjin, Zhangjiakou, Datong, Shenyang, Shanghai, Wuxi, Nantong, Yangzhou, Ningbo, Jinan, Wuhan, Guangzhou, Shenzhen, Foshan, Chengdu, and Xi’an. Datong Qinling Information Science and Technology Co., Ltd. obtained a cross-regional IDC license in November 2019, the scope of which now includes Beijing, Zhangjiakou, Datong, Shanghai, Nantong, Guangzhou, and Shenzhen. Datong Sitan Data Science and Technology Co., Ltd. obtained a cross-regional IDC license in June 2019, the scope of which now includes Beijing, Zhangjiakou, Datong, Shanghai, Nantong, Guangzhou, and Shenzhen. Chindata (Shenzhen) Co., Ltd. obtained a cross-regional IDC license in October 2018, the scope of which now includes Beijing, Tianjin, Zhangjiakou, Datong, Shenyang, Shanghai, Wuxi, Nantong, Yangzhou, Ningbo, Jinan, Wuhan, Guangzhou, Shenzhen, Foshan, Chengdu, and Xi’an. Sidake Hebei Data Science and Technology Co., Ltd. obtained a cross-regional IDC license in June 2019, the scope of which now includes Beijing, Zhangjiakou, Datong, Shanghai, Nantong, Guangzhou, and Shenzhen. Huailai Qinyuan Information Science and Technology Co., Ltd. obtained a cross-regional IDC license in May 2020, the scope of which now includes Beijing, Zhangjiakou, Datong, Shanghai, Nantong, Guangzhou, and Shenzhen.Huailai Qinrui Information Science and Technology Co., Ltd. obtained a cross-regional IDC license in May 2020, the scope of which now includes Beijing, Zhangjiakou, Datong, Shanghai, Nantong, Guangzhou, and Shenzhen. Jiangsu Qintong Data Science and Technology Co., Ltd. obtained a cross-regional IDC license in August 2020, the scope of which now includes Beijing, Zhangjiakou, Datong, Shanghai, Nantong, Guangzhou, and Shenzhen. Huailai Sida Data Science and Technology Co., Ltd. obtained a cross-regional IDC license in October 2020, the scope of which now includes Beijing, Zhangjiakou, Datong, Shanghai, Nantong, Guangzhou, and Shenzhen.

There can be no assurance that we will be able to maintain our existing licenses or permits necessary to provide our current IDC services in the PRC, renew any of them when their current term expires, or update existing licenses or obtain additional licenses necessary for our future business expansion. The failure to obtain, retain, renew or update any license or permit generally, and our IDC licenses in particular, could materially and adversely disrupt our business and future expansion plans.

In addition, if future PRC laws or regulations governing the VATS industry require that we obtain additional licenses or permits or update existing licenses in order to continue to provide our IDC services, there can be no assurance that we would be able to obtain such licenses or permits or update existing licenses in a timely fashion, or at all. If any of these situations occur, our business, financial condition and prospects would be materially and adversely affected.

We may rely principally on dividends and other distributions on equity paid by our WFOEs to fund any cash and financing requirements we may have, and any limitation on the ability of our WFOEs to pay dividends to us could have a material adverse effect on our ability to conduct our business.

We are a holding company, and we may rely principally on dividends and other distributions on equity paid by our WFOEs, which in turn relies on consulting and other fees paid to us by our VIEs, for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If our WFOEs incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us. In addition, the PRC tax authorities may require us to adjust our taxable income under the contractual arrangements our WFOEs currently have in place with our VIEs in a manner that would materially and adversely affect their ability to pay dividends and other distributions to us.

Under PRC laws and regulations, our WFOEs, as wholly foreign-owned enterprise in the PRC, may pay dividends only out of their accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, wholly foreign-owned enterprise, such as our WFOEs, is required to set aside at least 10% of its accumulated after-tax profits after making up the previous year’s accumulated losses each year, if any, to fund statutory reserve funds, until the aggregate amount of such fund reaches 50% of its registered capital. It may allocate a portion of its after-tax profits based on PRC accounting standards to discretionary reserve funds according to its shareholder’s decision. These statutory reserve funds and discretionary reserve funds are not distributable as cash dividends.

In addition, the EIT Law and its implementation rules provide that withholding tax rate of 10% will be applicable to dividends payable by PRC companies to non-PRC-resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC-resident enterprises are incorporated.

Any limitation on the ability of our WFOEs to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

Adverse changes in China’s economic, political and social conditions, as well as laws and government policies, may materially and adversely affect our business, financial condition, results of operations and growth prospects.

We conduct businesses in the PRC, and therefore our financial conditions and results of operations are subject to influences from PRC’s economic, political and social conditions to a great extent. The PRC economy differs from the economies of most developed countries in many aspects, including, but not limited to, the degree of government involvement, control level of corruption, control of capital investment, reinvestment control of foreign exchange, allocation of resources, growth rate and development level. Although the PRC government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. The PRC government also exercises significant control over China’s economic growth by allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, regulating financial services and institutions and providing preferential treatment to particular industries or companies.

For approximately four decades, the PRC government has implemented economic reform measures to utilize market forces in the development of the PRC economy. We cannot predict whether changes in the PRC’s economic, political and social conditions and in its laws, regulations and policies will have any adverse effect on our current or future business, financial condition or results of operations. In addition, many of the economic reforms carried out by the PRC government are unprecedented or experimental and are expected to be refined and improved over time. This refining and improving process may not necessarily have a positive effect on our operations and business development. For example, the PRC government has in the past implemented a number of measures intended to slow down certain segments of the economy, including the real property industry, which the government believed to be overheating. These actions, as well as other actions and policies of the PRC government, could cause a decrease in the overall level of economic activity in the PRC and, in turn, have an adverse impact on our business and financial condition.

Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.

We conduct a substantial portion of business operations in the PRC, and our PRC subsidiaries and consolidated VIEs are subject to laws, rules and regulations applicable to foreign investment in China. The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions may be cited for reference but have limited precedential value. The PRC legal system is evolving rapidly, and the interpretation of many laws, regulations and rules may contain inconsistencies and enforcement of these laws, regulations and rules involves uncertainties.

In 1979, the PRC government began to promulgate a comprehensive system of laws, rules and regulations governing economic matters in general. The overall effect of legislation over the past four decades has significantly enhanced the protections afforded to various forms of foreign investment in China. However, China has not developed a fully integrated legal system, and recently enacted laws, rules and regulations may not sufficiently cover all aspects of economic activities in China or may be subject to significant degrees of interpretation by PRC regulatory agencies. In particular, because these laws, rules and regulations are relatively new, and because of the limited number of published decisions and the nonbinding nature of such decisions, and because the laws, rules and regulations often give the relevant regulator significant discretion in how to enforce them, the interpretation and enforcement of these laws, rules and regulations involve uncertainties and can be inconsistent and unpredictable.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since PRC judicial and administrative authorities have significant discretion in interpreting and implementing statutory provisions and contractual terms, it may be more difficult to predict the outcome of a judicial or administrative proceeding than that in more developed jurisdictions. Furthermore, the PRC legal system is based, in part, on government policies and internal rules, some of which are not published in a timely manner, or at all, but which may have retroactive effects. As a result, we may not always be aware of any potential violation of these policies and rules. Such unpredictability towards our contractual, property (including intellectual property) and procedural rights could adversely affect our business and impede our ability to continue our operations.

Our business operations are extensively impacted by the policies and regulations of the PRC government. Any policy or regulatory change may cause us to incur significant compliance costs.

We are subject to extensive national, provincial and local governmental regulations, policies and controls. Central governmental authorities and provincial and local authorities and agencies regulate many aspects of Chinese industries, including, among others and in addition to specific industry-related regulations, the following aspects:

•	construction or development of new data centers or rebuilding or expansion of existing data centers;
•	environment laws and regulations;
•	security laws and regulations;
•	establishment of or changes in shareholder of foreign investment enterprises;

•	foreign exchange;
•	taxes, duties and fees;
•	land planning and land use rights; and
•

Internet security laws and regulations, including the Cyber Security Law of the People’s Republic of China, and the Trial Administrative Measures on the Use and Operation Maintenance of Internet Information Security Management System.

The liabilities, costs, obligations and requirements associated with these laws and regulations may be material, may delay the commencement of operations at our new data centers or cause interruptions to our operations. Failure to comply with the relevant laws and regulations in our operations may result in various penalties, including, among others the suspension of our operations and thus adversely and materially affect our business, prospects, financial condition and results of operations. Additionally, there can be no assurance that the relevant government agencies will not change such laws or regulations or impose additional or more stringent laws or regulations. Compliance with such laws or regulations may require us to incur material capital expenditures or other obligations or liabilities.

Government control of currency conversion and future fluctuation of Renminbi exchange rates could have a material adverse effect on our results of operations and financial condition, and may reduce the value of, and dividends payable on, our Shares in foreign currency terms.

A substantial portion of our income, costs and expenses are denominated in Renminbi, which is not currently a completely freely convertible currency. A portion of these income must be converted into other currencies to meet our foreign currency obligations, including our payments of declared dividends, if any, for our Shares.

Under the PRC’s existing foreign exchange regulations, by complying with certain procedural requirements, we will be able to undertake current account foreign exchange transactions, including payment of dividends in foreign currencies without prior approval from the State Administration of Foreign Exchange. However, the PRC government may take measures at its discretion in the future to restrict access to foreign currencies for capital account and current account transactions under certain circumstances. We may not be able to pay dividends in foreign currencies to our Shareholders if the PRC government restricts access to foreign currencies for current account transactions. Under existing PRC foreign exchange regulations, conversion of Renminbi is permitted, without prior approval from the SAFE, for current account transactions, including profit distributions, interest payments and expenditures from trade-related transactions, as long as certain procedural requirements are complied with. However, approval from and registration with the SAFE and other PRC regulatory authorities are required where Renminbi is to be converted into foreign currency and remitted out of China for capital account transactions, which includes foreign direct investment and repayment of loans denominated in foreign currencies. These limitations could affect our ability to obtain foreign exchange through equity financing, or to obtain foreign exchange for capital expenditures.

The value of Renminbi against the U.S. dollar and other currencies fluctuate, subject to change resulting from the PRC government’s policies, and depends to a large extent on domestic and international economic and political developments as well as supply and demand in the local market. It is difficult to predict how market forces or government policies may impact the exchange rate between the Renminbi and the U.S. dollar or other currencies in the future. In addition, the PBOC regularly intervenes in the foreign exchange market to limit fluctuations in Renminbi exchange rates and achieve policy goals.

PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us or otherwise expose us or our PRC resident beneficial owners to liability and penalties under PRC law.

The SAFE promulgated the Circular on Relevant Issues Relating to PRC Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, in July 2014, which replaced the previous Circular on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents Engaging in Financing and Roundtrip Investments through Overseas Special Purpose Vehicles, or SAFE Circular 75. SAFE Circular 37 requires PRC residents, including PRC resident individuals and PRC entities, to register with SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. In addition, such PRC resident individuals must update their SAFE registrations when the offshore special purpose vehicle that such PRC resident individuals directly own the equity interests in undergoes material events relating to any change of basic information (including change of such PRC residents or entities, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, or mergers or divisions. SAFE Circular 37 also requires a PRC entity to undergo the foreign exchange registration and updating procedure in accordance with the Provisions on Foreign Exchange Administration of the Outbound Direct Investment of Domestic Institutions, issued by the SAFE in July 2009 and other relevant regulations.

On February 28, 2015, SAFE promulgated a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or SAFE Notice 13, which became effective on June 1, 2015. In accordance with SAFE Notice 13, PRC residents are required to apply for foreign exchange registration of foreign direct investment and outbound direct investment, including those required under SAFE Circular 37, with qualified banks, instead of SAFE. The qualified banks, under the supervision of SAFE, directly examine the applications and conduct the registration.

In addition, pursuant to the Measures for the Administration of Outbound Investment which was promulgated by the Ministry of Commerce in September 2014 and became effective in October 2014, and the Administrative Measures of Outbound Investment of Enterprises which was promulgated by NDRC in December 2017 and became effective in March 2018, both of which replaced previous rules regarding outbound direct investment by PRC entities, any outbound investment of PRC enterprises is required to be approved by or filed with the Ministry of Commerce, NDRC or their local branches.

If our direct or indirect shareholders who are PRC residents do not complete their registration with the local SAFE branches or qualified banks, our PRC subsidiaries may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to us, and we may be restricted in our ability to contribute additional capital to our PRC subsidiaries. Moreover, failure to comply with the SAFE registration described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions.

Our founders and a number of our directors, officers and individual shareholders who indirectly hold shares in our Cayman Islands holding company and who are known to us as being PRC resident individuals, have completed the initial foreign exchange registrations in accordance with SAFE Circular 37 or SAFE Circular 75 then in effect. There is no assurance that such amendments will be completed in a timely manner, or will be completed at all.

However, we may not be informed of the identities of all the PRC residents holding direct or indirect interest in our company, nor can we compel our beneficial owners to comply with the requirements of SAFE Circular 37 and other outbound investment related regulations. As a result, we cannot assure you that all of our shareholders or beneficial owners who are PRC residents have complied with, and will in the future make or obtain any applicable registrations or approvals required by, SAFE Circular 37 and other outbound investment related regulations. Failure by such shareholders or beneficial owners to comply with SAFE Circular 37 and other outbound investment related regulations, or failure by us to amend the foreign exchange registrations of our PRC subsidiaries, could subject us or our shareholders to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our PRC subsidiaries’ ability to make distributions or pay dividends to us or affect our ownership structure, which could adversely affect our business and prospects.

Failure to comply with PRC regulations regarding the registration requirements for employee share ownership plans or share option plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

Pursuant to the Notice on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, issued by SAFE in February 2012, employees, directors, supervisors and other senior management participating in any stock incentive plan of an overseas publicly listed company who are PRC citizens or who are non-PRC citizens residing in China for a continuous period of not less than one year, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be a PRC subsidiaries of such overseas listed company, and complete certain other procedures. We and our directors, executive officers and other employees who are PRC citizens or who reside in the PRC for a continuous period of not less than one year and who have been granted restricted shares, restricted share units or options will be subject to these regulations if those employees exercise such restricted shares, restricted share units or options. Separately, SAFE Circular 37 also requires certain registration procedures to be completed if those employees exercise restricted shares, restricted share units or options before listing. Failure to complete the SAFE registrations may subject them to fines and legal sanctions and may also limit our ability to contribute additional capital into our wholly foreign-owned subsidiaries in China and limit these subsidiaries’ ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors and employees under PRC law.

In addition, the State Administration of Taxation, or the SAT has issued certain circulars concerning employee share options or restricted shares. Under these circulars, the employees working in the PRC who exercise share options or are granted restricted share units will be subject to PRC individual income tax. Our WFOEs have obligations to file documents related to employee share options or restricted shares with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options. If our employees fail to pay or we fail to withhold their income taxes according to relevant laws and regulations, we may face sanctions imposed by the tax authorities or other PRC government authorities.

Failure to make adequate contributions to various employee benefit plans as required by PRC regulations may subject us to penalties.

Companies operating in China are required to participate in various government-mandated employee benefit contribution plans, including certain social insurance, housing funds and other welfare plans, open and register accounts for social insurance accounts and housing funds, and contribute in their own names to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of employees up to a maximum amount specified by the local government from time to time at locations where companies operate our businesses. The requirements of employee benefit contribution plans have not been implemented consistently by the local governments in China given the different levels of economic development in different geographical areas.

As of the date of this annual report, almost all of our PRC subsidiaries opened and registered the accounts for social insurance and housing funds. However, in certain circumstances, some of the subsidiaries entrust third-party agencies to pay social insurance and housing provident fund for some of our employees. If we are deemed to have failed to make adequate employee benefit plan payments by the relevant PRC authorities, we may be required to make up the contributions for these welfare plans as well as late fees and fines. If we are subject to investigations or penalties related to non-compliance with labor laws, our business, financial condition and results of operations could be adversely affected.

The enforcement of the Labor Contract Law of the People’s Republic of China, or the PRC Labor Contract Law, and other labor-related regulations in the PRC may increase our labor costs, impose limitations on our labor practices and adversely affect our business and our results of operations.

On June 29, 2007, the Standing Committee of the National People’s Congress of China enacted the PRC Labor Contract Law, which became effective on January 1, 2008 and was amended on December 28, 2012. The PRC Labor Contract Law introduces specific provisions related to fixed-term employment contracts, part-time employment, probation, consultation with labor unions and employee assemblies, employment without a written contract, dismissal of employees, severance, and collective bargaining, which together represent enhanced enforcement of labor laws and regulations. According to the PRC Labor Contract Law, an employer is obliged to sign an unfixed-term labor contract with any employee who has worked for the employer for 10 consecutive years. Further, if an employee requests or agrees to renew a fixed-term labor contract that has already been entered into twice consecutively, the resulting contract must have an unfixed term, with certain exceptions. The employer must pay economic compensation to an employee where a labor contract is terminated or expires in accordance with the PRC Labor Contract Law, except for certain situations which are specifically regulated. In addition, the government has issued various labor-related regulations to further protect the rights of employees. According to such laws and regulations, employees are entitled to annual leave ranging from five to 15 days and are able to be compensated for any untaken annual leave days in the amount of three times their daily salary, subject to certain exceptions. Furthermore, the PRC Labor Contract Law also imposes stringent requirements on labor dispatch. For example, the number of dispatched contract workers that an employer hires may not exceed a certain percentage of its total number of employees to be decided by the Ministry of Human Resources and Social Security and the dispatched contract workers can only engage in temporary, auxiliary or substitute work. According to the Interim Provisions on Labor Dispatch promulgated by the Ministry of Human Resources and Social Security on January 24, 2014, which took effective on March 1, 2014, the number of dispatched contract workers hired by an employer shall not exceed 10% of the total number of its employees (including both directly hired employees and dispatched contract workers). The Interim Provisions on Labor Dispatch further requires the employer that is not in compliance with the above provisions to formulate a plan to reduce the number of its dispatched contract workers to below 10% of the total number of its employees within the specified time limit, and an employer is not permitted to hire any new dispatched contract worker until the number of its dispatched contract workers has been reduced to below 10% of the total number of its employees. As of the date of this annual report, certain of our PRC subsidiaries have entered into labor dispatch and outsourcing arrangements with third parties and may hire dispatched contract workers under such arrangements from time to time, we may be required to reduce the number of such dispatched contract workers if it exceeds the limitation as required by applicable PRC laws. In the event that we decide to change our employment or labor practices, the PRC Labor Contract Law and other labor-related regulation may also limit our ability to effect those changes in a manner that we believe to be cost-effective. In addition, due to the uncertainties as to the interpretation and implementation of these laws and regulations, our employment practices may not be at all times deemed in compliance with the laws and regulations. If we are subject to severe penalties or incur significant liabilities in connection with labor disputes or investigations, our business and financial conditions may be adversely affected.

Inflation and increases in labor costs in China could negatively affect our profitability and growth.

The economy in China has experienced increases in inflation and labor costs in recent years. As a result, average wages in the PRC are expected to continue to increase. In addition, we are required by PRC laws and regulations to pay various statutory employee benefits, including pension, housing fund, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated government agencies for the benefit of our employees. The relevant government agencies may examine whether an employer has made adequate payments to the statutory employee benefits, and those employers who fail to make adequate payments may be subject to late payment fees, fines and/or other penalties. We expect that our labor costs, including wages and employee benefits, will continue to increase. Unless we are able to control our labor costs or pass on these increased labor costs to our users by increasing the fees for our services, our financial condition and results of operations may be adversely affected. In addition, we work with third-party contractors to carry out construction projects who face similar challenges of rising labor costs, such as the required payment of the statutory employee benefits for their employees. This can lead to them passing on their increased labor costs to us and we may have to pay more for their services.

It may be difficult to effect service of process upon us, our directors or our executive officers that reside in China or to enforce any judgments obtained from non-PRC courts or bring actions against them or us in China.

Certain directors and most of our executive officers reside in China. In addition, most of our assets and those of our directors and executive officers are located in China. The PRC does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the United States, the United Kingdom, Japan and many other jurisdictions. As a result, it may not be possible for investors to serve process upon us or those persons in China, or to enforce against us or them in China, any judgments obtained from non-PRC jurisdictions.

On July 14, 2006, the Supreme People’s Court of China and the Government of the Hong Kong Special Administrative Region signed an Arrangement on Reciprocal Recognition and Enforcement of Judgments in Civil and Commercial Matters, or the 2006 Arrangement. Under such arrangement, where any designated People’s Court or any designated Hong Kong court has made an enforceable final judgment requiring payment of money in a civil and commercial case pursuant to a choice of court agreement, any party concerned may apply to the relevant People’s Court or Hong Kong court for recognition and enforcement of the judgment. On January 18, 2019, the Supreme Court of the People’s Republic of China and the Department of Justice under the Government of the Hong Kong Special Administrative Region signed the

Arrangement on Reciprocal Recognition and Enforcement of Judgments in Civil and Commercial Matters by the Courts of the Mainland and of the Hong Kong Special Administrative Region, or the 2019 Arrangement. The 2019 Arrangement, for the reciprocal recognition and enforcement of judgments in civil and commercial matters between the courts in mainland China and those in the Hong Kong Special Administrative Region, stipulates the scope and particulars of judgments, the procedures and ways of the application for recognition or enforcement, the review of the jurisdiction of the court that issued the original judgment, the circumstances where the recognition and enforcement of a judgment shall be refused, and the approaches towards remedies, among others. After a judicial interpretation has been promulgated by the Supreme People’s Court and the relevant procedures have been completed by the Hong Kong Special Administrative Region, both sides shall announce a date on which the 2019 Arrangement shall come into effect. The 2019 Arrangement shall apply to any judgment made on or after its effective date by the courts of both sides. The 2006 Arrangement shall be terminated on the same day when the 2019 Arrangement comes into effect. If a “written choice of court agreement” has been signed by parties according to the 2006 Arrangement prior to the effective date of the 2019 Arrangement, the 2006 Arrangement shall still apply. Although the 2019 Arrangement has been signed, its effective date has yet to be announced. Therefore, there are still uncertainties about the outcomes and effectiveness of enforcement or recognition of judgments under the 2019 Arrangement.

Shareholder claims that are common in the United States, including securities law class actions and fraud claims, generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to obtaining information needed for shareholder investigations or litigation outside China or otherwise with respect to foreign entities. Although the local authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such regulatory cooperation with the securities regulatory authorities in the United States has not been efficient in the absence of mutual and practical cooperation mechanism. According to Article 177 of the PRC Securities Law which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the PRC. Accordingly, without the consent of the competent PRC securities regulators or other relevant authorities, no entity or individual may provide any documents and materials relating to securities business activities to foreign entities or government agencies. See also “— Risks Relating to Our ADSs— You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law” for risks associated with investing in us as a Cayman Islands company.

China’s M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of or investment into PRC companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

A number of PRC laws and regulations have established procedures and requirements that could make merger and acquisition and other forms of investment activities in China by foreign investors more time consuming and complex. In addition to the Anti-monopoly Law itself, these include the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, and the Rules of the Ministry of Commerce on Implementation of Security Review System of Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the Security Review Rules, promulgated in 2011, and the Security Review Measures for Foreign Investments, or the New Security Review Measures, promulgated in December 2020 and taking effect in January 2021. These laws and regulations impose requirements in some instances that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. In addition, the Anti-Monopoly Law requires that the anti-monopoly authority be notified in advance of any concentration of undertaking if certain thresholds are triggered. Moreover, the Security Review Rules specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the Ministry of Commerce, and prohibit any attempt to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. Furthermore, the New Security Review Measures provide that, a review working institution for foreign investment security review will be jointly established by the NDRC and the Ministry of Commerce, which will be responsible for organizing, coordinating and guiding the security review of foreign investments, and if a proposed foreign investment meets the conditions as stipulated in the New Security Review Measures, the foreign investor or the relevant domestic party engaged shall report such case to the review working institution and the proposed foreign investment shall not be conducted if the review working institution decides to prohibit such investment. Failure to make such report may subject such foreign investor to rectification within prescribed period, and will be recorded as negative credit information of such foreign investor in the relevant national credit information system, which would then subject such investors to joint punishment as provided by relevant rules. However, as the New Security Review Measures were newly issued, official guidance has not been issued by the designated office in charge of examination matters yet. There are still substantial uncertainties as to its interpretation and implementations in practice. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the relevant regulations to complete such transactions could be time consuming, and we may face substantial uncertainties as to whether we can complete any required approval processes. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

We face uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

We face uncertainties regarding the reporting on and consequences of previous private equity financing transactions and our initial public offering involving the transfer and exchange of shares in our company by non-resident investors.

In February 2015, the SAT issued the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or SAT Bulletin 7, as amended in 2017. Pursuant to this bulletin, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. According to SAT Bulletin 7, “PRC taxable assets” include assets attributed to an establishment in China, immovable properties located in China, and equity investments in PRC resident enterprises, in respect of which gains from their transfer by a direct holder, being a non-PRC resident enterprise, would be subject to PRC enterprise income taxes. When determining whether there is a “reasonable commercial purpose” of the transaction arrangement, features to be taken into consideration include: whether the main value of the equity interest of the relevant offshore enterprise derives from PRC taxable assets; whether the assets of the relevant offshore enterprise mainly consist of direct or indirect investment in China or if its income mainly derives from China; whether the offshore enterprise and its subsidiary directly or indirectly holding PRC taxable assets have real commercial nature which is evidenced by their actual function and risk exposure; the duration of existence of shareholders, the business model and organizational structure; the information about the payment of due income tax outside China on indirect transfer of Chinese taxable property; the substitutability between indirect investment by equity transferor, indirect transfer of Chinese taxable property and direct investment, direct transfer of Chinese taxable property; Chinese tax conventions or arrangements applicable to the proceeds from indirect transfer of Chinese taxable property; and other relevant factors. In respect of an indirect offshore transfer of assets of a PRC establishment, the resulting gain is to be included with the enterprise income tax filing of the PRC establishment or place of business being transferred, and would consequently be subject to PRC enterprise income tax at a rate of 25%. Where the underlying transfer relates to the immovable properties located in China or to equity investments in a PRC resident enterprise, which is not related to a PRC establishment or place of business of a non-resident enterprise, a PRC enterprise income tax of 10% would apply, subject to available preferential tax treatment under applicable tax treaties or similar arrangements, and the party who is obligated to make the transfer payments has the withholding obligation. SAT Bulletin 7 does not apply to transactions of sale of shares by investors through a public stock exchange where such shares were acquired from a transaction through a public stock exchange. Furthermore, Notice of SAT on Issuing the Working Rules on the Enterprise Income Tax on Income from the Indirect Transfer of Assets by Non-Resident Enterprises (for Trial Implementation), or Circular 68, which became effective on May 13, 2015, built up a special tax adjustment case management system on indirect transaction. In accordance with Circular 68, both parties to the indirect transaction shall report the transfer to the competent tax authority and submit relevant materials. In the case where an indirect transfer is considered as an indirect transfer with unreasonable commercial purposes, the transfer in question shall be reviewed and examined by the provincial tax authorities level by level.

On October 17, 2017, the SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or SAT Bulletin 37, which came into effect on December 1, 2017. The SAT Bulletin 37 further clarifies the practice and procedure of the withholding of non-resident enterprise income tax.

We face uncertainties as to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved, such as offshore restructuring, sale of the shares in our offshore subsidiaries or investments. Our company may be subject to filing obligations or taxed if our company is transferor in such transactions, and may be subject to withholding obligations if our company is transferee in such transactions under SAT Bulletin 7, Circular 68 and/or SAT Bulletin 37. For transfer of shares in our company by investors that are non-PRC resident enterprises, our WFOEs may be requested to assist in the filing under SAT Bulletin 7, Circular 68 and/or SAT Bulletin 37. As a result, we may be required to expend valuable resources to comply with SAT Bulletin 7, Circular 68 and/or SAT Bulletin 37 or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that our company should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.

Prior to January 1, 2008, dividends payable to non-PRC investors were exempted from withholding tax. The PRC Enterprise Income Tax Law and its implementation rules provide that PRC enterprise income tax at the rate of 10% will generally be applicable to dividends derived from sources within the PRC and received by non-PRC enterprise shareholders. Similarly, gains derived from the transfer of shares by such shareholders are also subject to PRC enterprise income tax if such gains are regarded as income derived from sources within the PRC. Since there remain uncertainties regarding the interpretation and implementation of the PRC Enterprise Income Tax Law and its implementation rules, it is uncertain whether, if we are regarded as a PRC resident enterprise, any dividends to be distributed by us to our non-PRC shareholders and ADS holders which are enterprises would be subject to any PRC withholding tax. If we are required under the PRC Enterprise Income Tax Law to withhold PRC income tax on our dividends payable to our non-PRC enterprise shareholders and ADS holders, or if gains on the disposition of our shares by such holders are subject to the EIT Law, your investment in our ordinary shares or ADSs may be materially and adversely affected.

We may be treated as a resident enterprise for PRC tax purposes under the PRC Enterprise Income Tax Law, and we may therefore be subject to PRC income tax on our global income.

Under the PRC Enterprise Income Tax Law and its implementing rules, enterprises established under the laws of jurisdictions outside of China with “de facto management bodies” located in China may be considered PRC tax resident enterprises for tax purposes and may be subject to the PRC enterprise income tax at the rate of 25% on their global income. “De facto management body” refers to a managing body that exercises substantive and overall management and control over the production and business, personnel, accounting books and assets of an enterprise. The State Administration of Taxation issued the Notice Regarding the Determination of Chinese-Controlled Offshore-Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, on April 22, 2009, which was partially amended by Circular 9 promulgated in January 2014. Circular 82 provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore-incorporated enterprise is located in China. Under Circular 82, a foreign enterprise is considered a PRC resident enterprise if all of the following apply: (1) the senior management and core management departments in charge of daily operations are located mainly within China; (2) decisions relating to the enterprise’s financial and human resource matters are made or subject to approval by organizations or personnel in China; (3) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholders’ meeting minutes are located or maintained in China; and (4) 50% or more of voting board members or senior executives of the enterprise habitually reside in China. Further to Circular 82, the SAT issued the Public Announcement of State Administration of Taxation on Promulgation of the Administrative Measures on Income Tax on Overseas Registered Chinese-funded Holding Resident Enterprises (Trial Implementation), known as Bulletin 45, which took effect in September 2011 and amended on June 1, 2015, October 1, 2016 and June 15, 2018, to provide more guidance on the implementation of SAT Circular 82 and clarify the reporting and filing obligations of such “Chinese-controlled offshore incorporated resident enterprises.” Bulletin 45 provides procedures and administrative details for the determination of resident status and administration on post-determination matters. Although Circular 82 and Bulletin 45 only applies to offshore enterprises controlled by PRC enterprises, not those controlled by foreign enterprises or individuals, the determining criteria set forth in Circular 82 and Bulletin 45 may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises in general. There have been no official implementation rules regarding the determination of the “de facto management bodies” for foreign enterprises not controlled by PRC enterprises (including companies like ourselves). Therefore, it remains unclear how the tax authorities will treat a case such as ours. However, if the PRC authorities were to subsequently determine, or any future regulation provides, that we should be treated as a PRC resident enterprise, we would be subject to PRC enterprise income tax at the rate of 25% on our global income. In such case, our profitability and cash flow may be materially reduced as a result of our global income being taxed under the Enterprise Income Tax Law. We believe that none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.”

We may not be able to obtain certain benefits under the relevant tax treaty on dividends paid by our PRC subsidiary to us through our Hong Kong subsidiary.

We are a holding company incorporated under the laws of the Cayman Islands and as such rely on dividends and other distributions on equity from our PRC subsidiary to satisfy part of our liquidity requirements. Pursuant to the PRC Enterprise Income Tax Law, a withholding tax rate of 10% currently applies to dividends paid by a PRC “resident enterprise” to a foreign enterprise investor, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for preferential tax treatment. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Prevention of Fiscal Evasion with Respect to Taxes on Income, or the Double Tax Avoidance Arrangement, such withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of a PRC enterprise. However, the 5% withholding tax rate does not automatically apply and certain requirements must be satisfied, including without limitation that (a) the Hong Kong enterprise must be the beneficial owner of the relevant dividends; and (b) the Hong Kong enterprise must directly hold no less than 25% share ownership in the PRC enterprise during the 12 consecutive months preceding its receipt of the dividends.

If the custodians or authorized users of controlling non-tangible assets of our company, including our corporate chops and seals, fail to fulfill their responsibilities, or misappropriate or misuse these assets, our business and operations could be materially and adversely affected.

Under PRC law, legal documents for corporate transactions, including contracts such as consulting service agreements we enter into with wealth management product providers, which are important to our business, are executed using the chops (a Chinese stamp or seal) or seals of the signing entity, or with the signature of a legal representative whose designation is registered and filed with the relevant branch of the SAMR.

Although we usually utilize chops to enter into contracts, the designated legal representatives of each of our WFOEs and consolidated entities have the power to enter into contracts on behalf of such entities without chops and bind such entities. In order to maintain the physical security of our chops and the chops of our PRC entities, we generally store these items in secured locations accessible only by the authorized personnel of each of our WFOEs and consolidated entities. Although we monitor such authorized personnel, there is no assurance such procedures will prevent all instances of abuse or negligence. Accordingly, if any of our authorized personnel misuse or misappropriate our corporate chops or seals, we could encounter difficulties in maintaining control over the relevant entities and experience significant disruption to our operations. If a designated legal representative obtains control of the chops in an effort to obtain control over any of our WFOEs or consolidated entities, we, our WFOEs or consolidated entities would need to pass a new shareholder or board resolution to designate a new legal representative and we would need to take legal actions to seek the return of the chops, apply for new chops with the relevant authorities, or otherwise seek legal redress for the violation of the representative’s fiduciary duties to us, which could involve significant time and resources and divert management attention away from our regular business. In addition, the affected entity may not be able to recover corporate assets that are sold or transferred out of our control in the event of such a misappropriation if a transferee relies on the apparent authority of the representative and acts in good faith.

The audit report included in this annual report is prepared by an auditor who is not inspected by the Public Company Accounting Oversight Board and, as such, you are deprived of the benefits of such inspection.

Auditors of companies that are registered with the SEC, and traded publicly in the United States, including our independent registered public accounting firm, must be registered with the Public Company Accounting Oversight Board, or the PCAOB, and are required by the laws of the United States to undergo regular inspections by the PCAOB to assess their compliance with the laws of the United States and professional standards. Because we have substantial operations within the PRC and the PCAOB is currently unable to conduct inspections of the work of our auditors as it relates to those operations without the approval of the Chinese authorities, our auditor’s work related to our operations in China is not currently inspected by the PCAOB.

This lack of PCAOB inspections of audit work performed in China prevents the PCAOB from regularly and fully evaluating audit work of any auditors that was performed in China, including that performed by our independent registered public accounting firm. As a result, investors may be deprived of the full benefits of PCAOB inspections.

As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular China’s, in June 2019, a bipartisan group of lawmakers introduced bills in both houses of Congress that would require the SEC to maintain a list of issuers for which the PCAOB is not able to inspect or investigate an auditor report issued by a foreign public accounting firm. The Ensuring Quality Information and Transparency for Abroad-Based Listings on our Exchanges (EQUITABLE) Act prescribes increased disclosure requirements for such issuers and, beginning in 2025, the delisting from national securities exchanges such as Nasdaq of issuers included for three consecutive years on the SEC’s list. On May 20, 2020, the U.S. Senate passed S. 945, the Holding Foreign Companies Accountable Act, or the HFCAA. The HFCAA was approved by the U.S. House of Representatives on December 2, 2020. On December 18, 2020, the former U.S. president signed into law the HFCAA. In essence, the HFCAA requires the SEC to prohibit foreign companies from listing securities on U.S. securities exchanges if a company retains a foreign accounting firm that cannot be inspected by the PCAOB for three consecutive years, beginning in 2021. The enactment of the HFCAA and any additional rulemaking efforts to increase U.S. regulatory access to audit information could cause investor uncertainty for affected issuers, including us, and the market price of our ADSs could be adversely affected, and we could be delisted if we are unable to cure the situation to meet the PCAOB inspection requirement in time. On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCAA. We will be required to comply with these rules if the SEC identifies us as having a “non-inspection” year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCAA, including the listing and trading prohibition requirements described above.

In addition, on June 4, 2020, former U.S. President Donald J. Trump issued a memorandum ordering the President’s Working Group on Financial Markets, or the PWG, to submit a report to the President within 60 days of the memorandum that includes recommendations for actions that can be taken by the executive branch and by the SEC or PCAOB on Chinese companies listed on U.S. stock exchanges and their audit firms, in an effort to protect investors in the U.S. On August 6, 2020, the PWG released a report recommending that the SEC take steps to implement the five recommendations outlined in the report. In particular, to address companies from non-cooperating jurisdictions that do not provide the PCAOB with sufficient access to fulfill its statutory mandate, including China, the PWG recommends enhanced listing standards on U.S. stock exchanges. This would require, as a condition to initial and continued exchange listing, PCAOB access to work papers of the principal audit firm for the audit of the listed company. Companies unable to satisfy this standard as a result of governmental restrictions on access to audit work papers and practices in non-cooperating jurisdictions may satisfy this standard by providing a co-audit from an audit firm with comparable resources and experience where the PCAOB determines it has sufficient access to audit work papers and practices to conduct an appropriate inspection of the co-audit firm. The report permits the new listing standards to provide for a transition period until January 1, 2022 for listed companies, but would apply immediately to new listings once the necessary rulemakings and/or standard-setting are effective. If we fail to meet the new listing standards before the deadline specified thereunder, we could face possible de-listing from Nasdaq, deregistration from the SEC and/or other risks, which may materially and adversely affect, or effectively terminate, our ADS trading in the United States.

The inability of the PCAOB to conduct inspections of audit work performed in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures as compared to auditors in other jurisdictions that are subject to PCAOB inspections on all of their work. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

Proceedings instituted recently by the SEC against certain PRC-based accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act.

Starting in 2011, the “big four” PRC-based accounting firms (including our independent registered public accounting firm) were affected by a conflict between U.S. and Chinese law. Specifically, for certain U.S. listed companies operating and audited in China, the SEC and the PCAOB sought to obtain from the PRC firms access to their audit work papers and related documents. The firms were, however, advised and directed that under the PRC law they could not respond directly to the U.S. regulators on those requests, and that requests by foreign regulators for access to such papers in China had to be channeled through the CSRC.

In late 2012, this impasse led the SEC to commence administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the Chinese accounting firms, (including our independent registered public accounting firm). A first instance trial of the proceedings in July 2013 in the SEC’s internal administrative court resulted in an adverse judgment against the firms. The administrative law judge proposed penalties on the firms including a temporary suspension of their right to practice before the SEC, although that proposed penalty did not take effect pending review by the SEC. On February 6, 2015, before SEC’s review had taken place, the firms reached a settlement with the SEC. The settlement required the firms to follow detailed procedures to seek to provide the SEC with access to PRC accounting firms’ audit documents via the CSRC. If they failed to meet specified criteria, the SEC retained the authority to impose a variety of additional remedial measures on the firms depending on the nature of the failure. Our audit committee is aware of the policy restriction and regularly communicated with our independent registered public accounting firm to ensure compliance.

Under the terms of the settlement, the underlying proceeding against the four China-based accounting firms was deemed dismissed with prejudice four years after entry of the settlement. The four-year mark occurred on February 6, 2019. We cannot predict if the SEC will further challenge the four China-based accounting firms’ compliance with U.S. law in connection with U.S. regulatory requests for audit work papers or if the results of such a challenge would result in the SEC imposing penalties such as suspensions. If additional remedial measures are imposed on the “big four” PRC-based accounting firms, including our independent registered public accounting firm, we could be unable to timely file future financial statements in compliance with the requirements of the Exchange Act.

In the event that the “big four” PRC-based accounting firm become subject to additional legal challenges by the SEC or PCAOB, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in China, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about any such future proceedings against these audit firms may cause investor uncertainties regarding PRC-based, United States-listed companies and the market price of our ADSs may be adversely affected.

If our independent registered public accounting firm were denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined not to be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to the delisting of our ordinary shares from Nasdaq or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

Risks Relating to Our ADSs

The trading price of our ADSs may be volatile, which could result in substantial losses to investors.

The trading price of our ADSs has been volatile and has ranged from a low of US$13.12 to a high of US$27.47 since our ADSs started to trade on Nasdaq on September 30, 2020. Volatility in trading price can result from broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. The securities of some of these companies have experienced significant volatility since their public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of other Chinese companies’ securities after their offerings, including Internet and technology companies, may affect the attitudes of investors toward Chinese companies listed in the United States, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. In addition, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, such as the large decline in share prices in the United States, China and other jurisdictions in late 2008, early 2009, the second half of 2011, 2015 and the first half of 2020, which may have a material and adverse effect on the trading price of our ADSs.

In addition to market and industry factors, the price and trading volume for our ADSs may be volatile for factors specific to our own operations, including the following:

•	actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results;
•	variations in our revenues, earnings and cash flow;
•	announcements of studies and reports relating to the quality of our service offerings or those of our competitors;
•	our or our competitors’ announcements of new investments, acquisitions, strategic partnerships, joint ventures, capital raisings or capital commitments;
•	our or our competitors’ announcements of new products and services and expansions;
•	changes in the economic performance or market valuations of other data center services companies;
•	changes in financial estimates by securities analysts;

•	conditions in the market for data center services;
•	failure on our part to realize monetization opportunities as expected;
•	additions or departures of key personnel;
•	fluctuations of exchange rates between Indian Rupee, Malaysian Ringgit, Singapore dollar, Renminbi and the U.S. dollar;
•	release or expiry of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities;
•	sales or perceived potential sales of additional ordinary shares or ADSs;
•	detrimental negative publicity about us, our management, our competitors or our industry;
•	regulatory developments affecting us or our industry, clients or suppliers; and
•	actual or potential litigation or regulatory investigations.

Any of these factors may result in large and sudden changes in the trading volume and price of the ADSs.

In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

If securities or industry analysts do not publish or publish inaccurate or unfavorable research about our business, or if they adversely change their recommendations regarding our ADSs, the market price for our ADSs and trading volume could decline.

The trading market for the ADSs will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts who cover us downgrade the ADSs, the market price for the ADSs would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for the ADSs to decline.

Our dual-class structure with voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and the ADSs may view as beneficial.

Our authorized share capital consists of Class A ordinary shares and Class B ordinary shares. In respect of matters requiring the votes of shareholders, holders of Class A ordinary shares will be entitled to one vote per share, while holders of Class B ordinary shares will be entitled to 15 votes per share based on our dual-class share structure. Class A ordinary shares represented by the ADSs were offered in our initial public offering.

As of March 31, 2021, the Bain Capital Entities and Mr. Jing Ju beneficially own all of our issued Class B ordinary shares, representing 94.3% of the aggregate voting power of our total issued and outstanding share capital. See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.” After our initial public offering, the Bain Capital Entities and Mr. Jing Ju have considerable influence over matters requiring shareholder approval, such as electing directors and approving material mergers, acquisitions, or other business combination transactions. This concentration of voting power may discourage, delay, or prevent a change of control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover, or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any transfer of any Class B ordinary shares by a holder hereof to any person who is not any of BCPE Bridge Cayman, L.P., BCPE Stack Holdings, L.P., Mr. Jing Ju or their respective affiliates, such Class B ordinary Shares shall be automatically and immediately converted into an equal number of Class A ordinary Shares. In addition, pursuant to our fifth amended and restated memorandum and articles of association, all of the Class B ordinary shares held by two of the Bain Capital Entities (namely, BCPE Bridge Cayman, L.P. and BCPE Stack Holdings, L.P.) shall be automatically and immediately converted into an equal number of Class A ordinary shares on the earlier of (i) such date when the number of ordinary shares held by them and their affiliates (taken as a whole) falls below 10% of our aggregate number of ordinary shares then outstanding and (ii) October 2, 2025. The conversion of Class B ordinary shares to Class A ordinary shares will have the effect, over time, of increasing the relative voting power of those holders of Class B ordinary shares who retain their shares in the long term. In the event that the Class B ordinary shares held by those two Bain Capital Entities convert into Class A ordinary shares, the relative voting power of Mr. Jing Ju through his holding of our remaining outstanding Class B ordinary shares will increase. Furthermore, we may not qualify for a “controlled company” as defined under the Nasdaq Stock Market Rules if the total voting power owned by the Bain Capital Entities falls below 50%. As a result, we may not be able to rely on certain exemptions from corporate governance requirements.

Our dual-class voting structure may render the ADSs representing our Class A ordinary shares ineligible for inclusion in certain stock market indices, and thus adversely affect the trading price and liquidity of the ADSs.

We cannot predict whether our dual-class share structure with different voting rights will result in a lower or more volatile market price of the ADSs, in adverse publicity, or other adverse consequences. Certain index providers have announced restrictions on including companies with multi-class share structures in certain of their indices. For example, S&P Dow Jones and FTSE Russell have changed their eligibility criteria for inclusion of shares of public companies on certain indices, including the S&P 500, to exclude companies with multiple classes of shares and companies whose public shareholders hold no more than 5% of total voting power from being added to such indices. As a result, our dual-class voting structure may prevent the inclusion of the ADSs representing our Class A ordinary shares in such indices, which could adversely affect the trading price and liquidity of the ADSs representing our Class A ordinary shares. In addition, several shareholder advisory firms have announced their opposition to the use of multiple class structure and our dual-class structure may cause shareholder advisory firms to publish negative commentary about our corporate governance, in which case the market price and liquidity of the ADSs could be adversely affected.

Techniques employed by short sellers may drive down the market price of our ADSs.

Short selling is the practice of selling securities that the seller does not own but rather has borrowed from a third party with the intention of buying identical securities back at a later date to return to the lender. The short seller hopes to profit from a decline in the value of the securities between the sale of the borrowed securities and the purchase of the replacement shares, as the short seller expects to pay less in that purchase than it received in the sale. As it is in the short seller’s best interests for the price of the stock to decline, many short sellers publish, or arrange for the publication of, negative opinions regarding the relevant issuer and its business prospects in order to create negative market momentum and generate profits for themselves after selling a stock short. These short attacks have, in the past, led to selling of shares in the market.

Public companies, including those have a substantial portion of their operations in China have been the subject of short selling. Much of the scrutiny and negative publicity has centered on allegations of a lack of effective internal control over financial reporting resulting in financial and accounting irregularities and mistakes, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result, many of these companies are now conducting internal and external investigations into the allegations and, in the interim, are subject to shareholder lawsuits and/or SEC enforcement actions.

It is not clear what effect such negative publicity could have on us. If we were to become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we could have to expend a significant amount of resources to investigate such allegations and/or defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which it can proceed against the relevant short seller by principles of freedom of speech, applicable state law or issues of commercial confidentiality. Such a situation could be costly and time-consuming, and could distract our management from growing our business. Even if such allegations are ultimately proven to be groundless, allegations against us could severely impact its business operations and stockholders equity, and any investment in our ADSs could be greatly reduced or rendered worthless.

Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of our ADSs for return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our ADSs as a source for any future dividend income.

Pursuant to our fifth amended and restated articles of association, our board of directors has absolute discretion as to whether to declare dividends subject to the requirements of the Companies Act (2020 Revision) of the Cayman Islands, or the Companies Act. Our fifth amended and restated articles of association provides that dividends may be declared and paid out of the profits of our company, realized or unrealized, or from any reserve set aside from profits which the directors determine is no longer needed. Dividends may also be declared and paid out of share premium account or any other fund or account which can be authorized for this purpose in accordance with the Companies Act. Under the Companies Act, no distribution or dividend may be paid out of the share premium account unless, immediately following the date on which the distribution or dividend is proposed to be paid, the company shall be able to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, we receive from our WFOEs, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs. There is no guarantee that our ADSs will appreciate in value in the future or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in our ADSs.

Substantial future sales or perceived potential sales of our ADSs in the public market, particularly after the expiration of lock-up agreements from our initial public offering on March 28, 2021, could cause the price of our ADSs to decline.

Sales of our ADSs in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline significantly. All ADSs representing our Class A ordinary shares outstanding are freely transferable by persons other than our “affiliates” without restriction or additional registration under the U.S. Securities Act of 1933, as amended, or the Securities Act. All of our other ordinary shares outstanding after our initial public offering are available for sale, upon the expiration of the applicable lock-up periods in connection with our initial public offering, subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act. Any or all of these ordinary shares may be released prior to the expiration of the applicable lock-up period at the discretion of the designated representatives. To the extent shares are released before the expiration of the applicable lock-up period and sold into the market, the market price of our ADSs could decline significantly.

Certain major holders of our ordinary shares have the right to cause us to register the sale of their shares under the Securities Act, subject to the applicable lock-up periods in connection with our initial public offering. Registration of these shares under the Securities Act would result in ADSs representing these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the form of ADSs in the public market could cause the price of our ADSs to decline significantly.

We have adopted share incentive plans, under which we have the discretion to grant a broad range of equity-based awards to eligible participants. See “Item 6. Directors, Senior Management and Employees—B. Compensation— Share Incentive Plans.” We have registered all ordinary shares that we may issue under these share incentive plans and they can be freely sold in the public market in the form of ADSs upon issuance, subject to volume limitations applicable to affiliates and the lock-up agreements. If a large number of our ordinary shares or securities convertible into our ordinary shares are sold in the public market in the form of ADSs after they become eligible for sale, the sales could reduce the trading price of our ADSs and impede our ability to raise future capital. In addition, any ordinary shares that we issue under our share incentive plans would dilute the percentage ownership held by the investors who purchase ADSs.

You may not have the same voting rights as the holders of our Class A ordinary shares and may not receive voting materials in time to be able to exercise your right to vote.

Holders of our ADSs do not have the same rights as our registered shareholders. As a holder of ADSs, you will not have any direct right to attend general meetings of our shareholders or to cast any votes at such meetings. You will only be able to exercise the voting rights that are carried by the underlying Class A ordinary shares represented by your ADSs indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. Under the deposit agreement, you may vote only by giving voting instructions to the depositary. If we instruct the depositary to ask for your instructions, then upon receipt of your voting instructions, the depositary will try, as far as practicable, to vote the underlying Class A ordinary shares represented by your ADSs in accordance with your instructions. If we do not instruct the depositary to ask for your instructions, the depositary may still vote in accordance with instructions you give, but it is not required to do so. You will not be able to directly exercise your right to vote with respect to the underlying Class A ordinary shares represented by your ADSs unless you withdraw the shares and become the registered holder of such shares prior to the record date for the general meeting. Under our fifth amended and restated memorandum and articles of association, the minimum notice period required to be given by our company to our registered shareholders for convening a general meeting is ten days.

When a general meeting is convened, you may not receive sufficient advance notice of the meeting to surrender your ADSs for the purpose of withdrawal of the Class A ordinary shares underlying your ADSs and become the registered holder of such shares to allow you to vote directly with respect to any specific matter or resolution to be considered and voted upon at the general meeting. In addition, under our fifth memorandum and articles of association, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members and fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent you from surrendering your ADS for the purpose of withdrawing the Class A ordinary shares underlying your ADSs and becoming the registered holder of such shares prior to the record date, so that you would not be able to attend the general meeting or to vote directly. If we ask for your instructions, the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you. We have agreed to give the depositary at least 30 days’ prior notice of shareholder meetings. Nevertheless, we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the underlying Class A ordinary shares represented by your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to direct how the Class A ordinary shares underlying your ADSs are voted and you may have no legal remedy if the Class A ordinary shares underlying your ADSs are not voted as you requested.

The depositary will give us a discretionary proxy to vote the Class A ordinary shares underlying your ADSs if you do not give voting instructions to the depositary to direct how the Class A ordinary shares underlying your ADSs are voted, except in limited circumstances, which could adversely affect your interests.

Under the deposit agreement, if you do not vote, the depositary may give us a discretionary proxy to vote the Class A ordinary shares underlying the ADSs at shareholders’ meetings if we have timely provided the depositary with notice of meeting and related voting materials and (i) we have instructed the depositary that we wish a discretionary proxy to be given, (ii) we have informed the depositary that there is no substantial opposition as to a matter to be voted on at the meeting, and (iii) a matter to be voted on at the meeting would not have a material adverse impact on shareholders.

The effect of this discretionary proxy is that you cannot prevent the underlying Class A ordinary shares represented by the ADSs from being voted, except under the circumstances described above. This may make it more difficult for ADS holders to influence the management of the company. Holders of ordinary shares are not subject to this discretionary proxy.

Your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to you in the United States unless we register both the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. Under the deposit agreement, the depositary will not make rights available to you unless both the rights and the underlying securities to be distributed to ADS holders are either registered under the Securities Act or exempt from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective and we may not be able to establish a necessary exemption from registration under the Securities Act.

Accordingly, you may be unable to participate in our rights offerings and may experience dilution in your holdings.

You may not receive cash dividends if the depositary decides it is impractical to make them available to you.

The depositary will pay cash dividends on the ADSs only to the extent that we decide to distribute dividends on our Class A ordinary shares or other deposited securities, and we do not have any present plan to pay any cash dividends on our Class A ordinary shares in the foreseeable future. To the extent that there is a distribution, the depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on our Class A ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of Class A ordinary shares your ADSs represent. However, the depositary may, at its discretion, decide that it is inequitable or impractical to make a distribution available to any holders of ADSs. For example, the depositary may determine that it is not practicable to distribute certain property through the mail, or that the value of certain distributions may be less than the costs of mailing them. In these cases, the depositary may decide not to distribute such property to you.

We and the depository are entitled to amend the deposit agreement and to change the rights of ADS holders under the terms of such agreement, and we may terminate the deposit agreement, without the prior consent of the ADS holders.

We and the depository are entitled to amend the deposit agreement and to change the rights of the ADS holders under the terms of such agreement, without the prior consent of the ADS holders. We and the depositary may agree to amend the deposit agreement in any way we decide is necessary or advantageous to us. Amendments may reflect, among other things, operational changes in the ADS program, legal developments affecting ADSs or changes in the terms of our business relationship with the depositary. In the event that the terms of an amendment are disadvantageous to ADS holders, ADS holders will only receive 30 days’ advance notice of the amendment, and no prior consent of the ADS holders is required under the deposit agreement. Furthermore, we may decide to terminate the ADS facility at any time for any reason. For example, terminations may occur when we decide to list our shares on a non-U.S. securities exchange and determine not to continue to sponsor an ADS facility or when we become the subject of a takeover or a going-private transaction. If the ADS facility will terminate, ADS holders will receive at least 90 days’ prior notice, but no prior consent is required from them. Under the circumstances that we decide to make an amendment to the deposit agreement that is disadvantageous to ADS holders or terminate the deposit agreement, the ADS holders may choose to sell their ADSs or surrender their ADSs and become direct holders of the underlying Class A ordinary shares, but will have no right to any compensation whatsoever.

Your rights to pursue claims against the depositary as a holder of ADSs are limited by the terms of the deposit agreement.

The deposit agreement governing the ADSs representing our Class A ordinary shares provides that, to the fullest extent permitted by law, ADS holders waive the right to a jury trial of any claim that they may have against us or the depositary arising out of or relating to our ordinary shares, our ADSs or the deposit agreement, including any claim under the U.S. federal securities laws.

If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the United States Supreme Court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement, by a federal or state court in the City of New York, which has nonexclusive jurisdiction over matters arising under the deposit agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether a party knowingly, intelligently and voluntarily waive the right to a jury trial. We believe that this is the case with respect to the deposit agreement and the ADSs. It is advisable that you consult legal counsel regarding the jury waiver provision before entering into the deposit agreement.

If you or any other holders or beneficial owners of ADSs bring a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, including claims under federal securities laws, you or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us or the depositary. If a lawsuit is brought against us or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in any such action.

Nevertheless, if this jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of the deposit agreement with a jury trial.

The deposit agreement also provides that ADSs holders and the depositary have the right to elect to have any claim against us arising out of or relating to our class A ordinary shares, ADSs, ADRs or the deposit agreement settled by arbitration in New York, New York rather than in a court of law, and to have any judgment rendered by the arbitrators entered in any court having jurisdiction. The arbitral tribunal in any such arbitration would not have the authority to award any consequential, special, or punitive damages or other damages not measured by the prevailing party’s actual damages and may not make any ruling, finding or award that does not conform to the provisions of the deposit agreement. The deposit agreement does not give us the right to require that any claim, whether brought by us or against us, be arbitrated. The optional arbitration provision does not apply to claims under federal securities laws or claims other than in connection with our initial public offering.

No condition, stipulation or provision of the deposit agreement or ADSs serves as a waiver by any holder or beneficial owner of ADSs or by us or the depositary of compliance with any substantive provision of the U.S. federal securities laws and the rules and regulations promulgated thereunder.

You may be subject to limitations on transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems it expedient in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate events such as a rights offering, during which time the depositary needs to maintain an exact number of ADS holders on its books for a specified period. The depositary may also close its books in emergencies, and on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of the ADSs generally when our share register or the books of the depositary are closed, or at any time if we or the depositary thinks it is advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are an exempted company incorporated under the laws of the Cayman Islands. We conduct our operations outside the United States and substantially all of our assets are located outside the United States. In addition, substantially all of our directors and executive officers and the experts named in this annual report reside outside the United States, and most of their assets are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against them in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands, the PRC or other relevant jurisdiction may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by, among other things, our memorandum and articles of association, the Companies Act and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under the Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, the Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands companies like us have no general rights under the Cayman Islands law to inspect corporate records (other than copies of memorandum and articles of association, register of mortgages and charges, and any special resolutions passed by the shareholders), or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our fifth memorandum and articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. We currently follow and may continue to follow our home country practice with respect to our corporate governance, see “Item 16G—Corporate Governance”. As a result of our reliance on the “foreign private issuer” exemptions, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of our board of directors or our controlling shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Act and the laws applicable to companies incorporated in the United States and their shareholders, see “Item 10. Additional Information — B. Memorandum and Articles of Association — Differences in Corporate Law.”

Our fifth amended and restated memorandum and articles of association contain anti-takeover provisions that could discourage a third party from acquiring us and adversely affect the rights of holders of our ordinary shares and ADSs.

Our fifth amended and restated memorandum and articles of association contains certain provisions that could limit the ability of others to acquire control of our company, including a provision that grants authority to our board of directors to issue from time to time one or more series of preferred shares without action by our shareholders and to determine, with respect to any series of preferred shares, the terms and rights of that series. These provisions could have the effect of depriving our shareholders and ADS holders of the opportunity to sell their shares or ADSs at a premium over the prevailing market price by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transactions.

Our fifth amended and restated articles of association provide that the courts of the Cayman Islands and the U.S. federal courts will be the exclusive forums for substantially all disputes between us and our shareholders, which could limit our shareholders’ ability to obtain a favorable judicial forum for complaints against us or our directors, officers or employees.

Our fifth amended and restated articles of association provide that, unless otherwise agreed by us, (i) the federal courts of the United States shall have exclusive jurisdiction to hear, settle and/or determine any dispute, controversy or claim arising under the provisions of the Securities Act or the Exchange Act, which are referred to as the “U.S. Actions;” and (ii) save for such U.S. Actions, the courts of the Cayman Islands shall have exclusive jurisdiction to hear, settle and/or determine any dispute, controversy or claim whether arising out of or in connection with our articles of association or otherwise, including without limitation:

•	any derivative action or proceeding brought on behalf of our company,
•	any action asserting a claim of breach of a fiduciary duty owed by any of our director, officer or other employee to our company or our shareholders,
•	any action asserting a claim under any provision of the Companies Act (Revised) of the Cayman Islands or our articles of association, or
•

any action asserting a claim against our company which if brought in the United States would be a claim arising under the internal affairs doctrine (as such concept is recognized under the laws of the United State from time to time).

This choice of forum provision does not preclude or contract the scope of exclusive federal or concurrent jurisdiction for any actions brought under the Securities Act or the Exchange Act. Accordingly, our exclusive forum provision will not relieve us of our duties to comply with the federal securities laws and the rules and regulations thereunder, and our shareholders will not be deemed to have waived our compliance with these laws, rules and regulations. The choice of forum provision in our fifth amended and restated memorandum and articles of association will not operate so as to deprive the courts of the Cayman Islands from having jurisdiction over matters relating to our internal affairs.

This choice of forum provision may increase a shareholder’s cost and limit the shareholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage lawsuits against us and our directors, officers and other employees. Any person or entity purchasing or otherwise acquiring any of our shares or other securities, such as the ADSs, whether by transfer, sale, operation of law or otherwise, shall be deemed to have notice of and have irrevocably agreed and consented to these provisions. There is uncertainty as to whether a court would enforce such provisions, and the enforceability of similar choice of forum provisions in other companies’ charter documents has been challenged in legal proceedings. It is possible that a court could find this type of provisions to be inapplicable or unenforceable, and if a court were to find this provision in our fifth amended and restated articles of association to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving the dispute in other jurisdictions, which could have adverse effect on our business and financial performance.

We are an emerging growth company and may take advantage of certain reduced reporting requirements.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from various requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of Sarbanes-Oxley Act of 2002 for so long as we are an emerging growth company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. Further, as an emerging growth company, we elect to use the extended transition period for complying with new or revised financial accounting standards. As such, our financial statements may not be comparable to companies that comply with public company effective dates because of the potential differences in accounting standard used. We cannot predict if investors will find our ADSs less attractive because we may rely on these provisions. If some investors find our ADSs less attractive as a result, there may be a less active trading market for our ADSs and our ADS price may be more volatile.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

•	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;
•	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;
•

the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis as press releases, distributed pursuant to the rules and regulations of Nasdaq. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq listing standards.

As a Cayman Islands exempted company listed on Nasdaq, we are subject to the Nasdaq corporate governance listing standards. However, the Nasdaq Rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards. For instance, we are not required to:

•	have a majority of the board be independent (although all of the members of the audit committee must be independent under the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act);
•	have a compensation committee or a nominations or corporate governance committee consisting entirely of independent directors; or

•	have regularly scheduled executive sessions with only independent directors each year.

We currently follow and may continue to follow our home country practice with respect to our corporate governance. As a result of our reliance on the “foreign private issuer” exemptions, our shareholders may be afforded less protection than they otherwise would enjoy under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers.

We are a “controlled company” within the meaning of the Nasdaq Rules and, as a result, may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.

We are a “controlled company” as defined under the Nasdaq Rules because the Bain Capital Entities own more than 50% of our total voting power. For so long as we remain a controlled company under that definition, we are permitted to elect to rely on certain exemptions from corporate governance rules. We have chosen to rely on an exemption from the rule that a majority of our board of directors must be independent directors. In addition, our compensation committee or corporate governance and nominating committee is not composed entirely of independent directors. Accordingly, the compensation of our executive officers are not determined or recommended solely by independent directors, and our director nominees are not selected or recommended solely by independent directors. As a result of our status as a controlled company, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

If we are a passive foreign investment company for United States federal income tax purposes for any taxable year, United States Holders of our ADSs or ordinary shares could be subject to adverse United States federal income tax consequences.

We will be a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year if, applying applicable look-through rules, either (i) at least 75% of our gross income for such year is passive income or (ii) at least 50% of the value of our assets (generally determined based on an average of the quarterly values of the assets) during such year is attributable to assets that produce or are held for the production of passive income. Based on the value of our assets and the nature and composition of our income and assets, we do not believe we were a PFIC for United States federal income tax purposes for our taxable year ended December 31, 2020 and do not expect to be a PFIC in the foreseeable future, although there can be no assurances in this regard. A separate determination must be made after the close of each taxable year as to whether we were a PFIC for that year and involves extensive factual investigation, including ascertaining the fair market value of all of our assets on a quarterly basis and the character of each item of income that we earn. Moreover, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you that the United States Internal Revenue Service, or the IRS, will agree with any position that we take. Accordingly, there can be no assurance that we will not be treated as a PFIC for any taxable year or that the IRS will not take a position contrary to any position that we take.

Changes in the nature or composition of our income or assets may cause us to be or become a PFIC for the current or subsequent taxable years. The determination of whether we will be a PFIC for any taxable year may also depend in part upon the value of our goodwill and other unbooked intangibles not reflected on our balance sheet (which may depend upon the market price of our ADSs or ordinary shares from time to time, which may be volatile) and also may be affected by how, and how quickly, we spend our liquid assets, including the cash generated from our operations and raised in any offering. In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our market capitalization. Among other matters, if our market capitalization declines, we may be more likely to be a PFIC because our liquid assets and cash (which are for this purpose considered assets that produce passive income) may then represent a greater percentage of the value of our overall assets. Further, while we believe our classification methodology and valuation approach are reasonable, it is possible that the IRS may challenge our classification or valuation of our goodwill and other unbooked intangibles, which may result in our being a PFIC for one or more taxable years.

If we are a PFIC for any taxable year during which a United States Holder (as defined in “Item 10. Additional Information –– E. Taxation –– United States Federal Income Tax Considerations”) holds our ADSs or ordinary shares, certain adverse United States federal income tax consequences could apply to such United States Holder. See “Item 10. Additional Information — E. Taxation — United States Federal Income Tax Considerations — Passive Foreign Investment Company.”

We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

We are now a public company and expect to incur significant legal, accounting and other expenses that we would not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and Nasdaq, impose various requirements on the corporate governance practices of public companies. As a company with less than US$1.07 billion in revenues for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies.

We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. After we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC. For example, as a result of becoming a public company, we need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

In the past, shareholders of a public company often brought securities class action suits against the company following periods of instability in the market price of that company’s securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

In 2015, our China data center business was founded by Mr. Jing Ju, our chief executive officer. Starting in July 2016, we started to construct proprietary next-generation hyperscale data centers in China. In December 2017, Chindata (Xiamen) Science and Technology Co., Ltd., or Chindata Xiamen, was established as the holding company of our China data center business by Mr. Ju and Beijing Wangsu Science and Technology Co., Ltd., a subsidiary of Wangsu Science and Technology Co., Ltd., or Wangsu, a listed company on Shenzhen Stock Exchange in China (SZSE: 300017).

In 2016, Bain Capital established Integral Investments South Asia III. In 2017 Integral Investments South Asia III established Bridge Data Centres, or Bridge, a data center company focusing on the India and Southeast Asia markets. Bain Capital controlled Bridge through BCPE Bridge Cayman, L.P., or BCPE Bridge.

In December 2018, we were incorporated by Bain Capital under our prior name, BCPE Bridge Stack Limited, as an exempted company under the laws of the Cayman Islands to acquire our China business and combine it with the overseas operations of Bridge. We underwent a series of transactions to complete Bain Capital’s acquisition of our China business and the combination with Bridge’s overseas operations.

In 2018, Bain Capital established BCPE Stack Holdings, L.P., or Stack Holdings, to hold our China business. Stack Holdings owns 100% of the shares of Stack Midco Limited, which indirectly owns 100% of the equity interest in Suzhou Stack Data Technology Co., Ltd, or Suzhou Stack. Through Suzhou Stack, Stack Holdings indirectly owns 100% of the equity interest in Suzhou Sidake Data Science and Technology Co., Ltd., or Suzhou Sidake, the subsidiary of the WFOE. Suzhou Sidake entered into an equity transfer agreement dated December 31, 2018 with Wangsu and Mr. Ju to acquire all of the equity interest of Chindata Xiamen. On April 26, 2019, Suzhou Sidake completed the acquisition of all of the equity interest of Chindata Xiamen.

In 2019, we (i) acquired 100% equity interest in Stack Midco Limited from Stack Holdings, through which it controlled our China business; (ii) acquired 100% equity interest in Integral Investments South Asia III from BCPE Bridge, through which it controlled the business of Bridge Data Centres in India and Southeast Asia; and (iii) issued shares to BCPE Bridge, Stack Holdings and the respective offshore shareholding entities of Mr. Ju, Mr. Liu and Ms. Xiao. On July 15, 2019, we completed the combination of Chindata’s China business and the business of Bridge Data Centres.

In September 2019, we established BCPE Bridge Stack Holdco Limited as its intermediary holding company to hold the shares of Stack Midco Limited and Integral Investments South Asia III.

On April 23, 2020, we changed our name from BCPE Bridge Stack Limited to Chindata Group Holdings Limited.

Due to PRC regulations that limit foreign equity ownership of entities providing value-added telecommunications services, at 50%, and the inclusion of data center services within the scope of value-added telecommunications services, we conduct a substantial part of our operations in China through contractual arrangements with Sitan (Beijing) Data Science and Technology Co., Ltd., or Sitan (Beijing) and Hebei Qinshu Information Science and Technology Co., Ltd., or Hebei Qinshu, which are our VIEs whose subsidiaries hold licenses required to operate our business in China.

We gained control over Sitan (Beijing) through Suzhou Stack, our wholly-owned subsidiary in China, by entering into a series of contractual arrangements with Sitan (Beijing) and its shareholders. In addition, we gained control over Hebei Qinshu through Hebei Stack Data Technology Investment Co., Ltd., or Hebei Stack, our wholly-owned subsidiary in China, by entering into a series of contractual arrangements with Hebei Qinshu and its shareholders.

As a result of our direct ownership in Suzhou Stack and Hebei Stack and the aforementioned contractual arrangements, we are regarded as the primary beneficiary of each of Sitan (Beijing) and Hebei Qinshu, and we treat them as our consolidated affiliated entities under U.S. GAAP. We have consolidated the financial results of our VIEs and their respective subsidiaries in our consolidated financial statements in accordance with U.S. GAAP. We refer to Suzhou Stack and Hebei Stack as our WFOEs, and to Sitan (Beijing) and Hebei Qinshu as our variable interest entities, or our VIEs, in this annual report.

On September 30, 2020, our ADSs commenced trading on Nasdaq under the symbol “CD.” We raised approximately US$711.8 million in net proceeds from our initial public offering and the Concurrent Private Placements, after deducting underwriting discounts, commissions, fees and estimated offering expenses payable by us, including the net proceeds we received from the underwriters’ full exercise of their option to purchase from us additional ADSs.

On October 2, 2020, concurrently with the completion of our initial public offering, we issued and sold (i) 9,629,630 Class A ordinary shares to Joyful Phoenix Limited for a consideration of US$65.0 million (ii) 5,925,926 Class A ordinary shares to SCEP Master Fund for a consideration of US$40.0 million, and (iii) 4,444,444 Class A ordinary shares to Shiying Finance Limited for a consideration of US$30.0 million. We refer to these transactions as the Concurrent Private Placements.

Our principal executive offices are located at No. 47 Laiguangying East Road, Chaoyang District, Beijing, 100012, People’s Republic of China. Our telephone number at this address is +86 400-879-7679. Our registered office in the Cayman Islands is located at Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Our agent for service of process in the United States is Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York, NY 10168. Investors should contact us for any inquiries through the address and telephone number of our principal executive offices.

The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC on www.sec.gov. You can also find information on our website https://investor.chindatagroup.com/investor-relations. The information contained on our website is not a part of this annual report.

B.	Business Overview

We are the leading carrier-neutral hyperscale data center solution provider in Asia-Pacific emerging markets, focusing on the China, India and Southeast Asia markets. Our data centers are highly integrated, specialized and mission-critical infrastructure used by our clients to analyze, manage and store their most important data, business systems and processes. We are a first mover in building next-generation hyperscale data centers in the markets we serve. Our client base includes leading technology companies such as ByteDance. Our clients benefit from our integrated platform to support and grow their business internationally. We operated ten hyperscale data centers in China and one hyperscale data center in Malaysia, and were constructing six data centers in China, one data center in Malaysia and one data center in India as of the date of December 31, 2020.

Our modern world is powered by data collection, analysis and storage. Data serves as the foundation for modern-day technologies and services, including artificial intelligence, cloud computing, smart cities and homes, online entertainment and other on-demand services. Mass application and continuous development of these new technologies require a new generation of hyperscale data center — one that can provide fast delivery of scalable, cost-effective and flexible infrastructure.

Our next-generation hyperscale data centers are large, centralized, standardized and modular, capable of supporting a variety of IT infrastructure for leading technology companies. They also represent a new approach to designing and operating data centers to handle complex and high-volume data processing and analytics. Compared to traditional data centers, our next-generation hyperscale data centers provide many advantages and offer unique value propositions to clients. They are generally located on the outskirts of major cities with supply and cost advantages in land, power and other core elements to provide scalability and cost efficiency, as well as proximity advantages for low latency. As a result, our hyperscale data center solutions can achieve fast delivery, lower costs and better performance. Our successful track record demonstrates that our hyperscale data center solutions effectively fulfill the elastic and scaling demand of our clients, many of whom are in stages of rapid growth. As of December 31, 2020, hyperscale data centers accounted for 94.7% of our 291 MW capacity in service.

Our clients choose us as a long-term partner because we provide them with excellent and cost-effective data center solutions that meet or exceed world-class standards. Our data centers in service and under construction are strategically located in and around tier 1 cities in China, such as Beijing, Shanghai and Shenzhen, and Mumbai and Kuala Lumpur. We are able to deliver a data center with 36 MW of capacity in China within six months of breaking ground for the site.Our solutions help our clients grow their businesses quickly and sustainably. Our hyperscale data center clients typically sign with us contracts of five to ten years, offering us high business visibility and certainty.

We offer end-to-end project management and operations by leveraging our in-house planning, design, construction, and maintenance capabilities. Together with our strong research and development and design expertise and highly efficient supply chain management capabilities, we promptly respond to client needs to construct and operate high-quality and cost-efficient next-generation hyperscale data centers. We rely on our 216 approved and pending patents to rapidly design and construct modules meeting a variety of demand from clients in different industries. Our proprietary modular design solutions and the application of original design manufacturing, or ODM, through which we engage vendors to manufacture our licensed modules, provide us with a significant cost advantage. We have experienced rapid growth in recent years. We operated two, six and ten hyperscale data centers in China as of December 31, 2018, 2019 and 2020, respectively, and one hyperscale data center in Malaysia as of each such date. Our data center capacity in service reached 82 MW as of December 31, 2018, 193 MW as of December 31, 2019 and 291 MW as of December 31, 2020, 76%, 87% and 87% of which was contractually committed capacity, respectively. We had an additional 198 MW of capacity under construction as of December 31, 2020.

Our Solutions

We act as a trusted business partner to our clients, providing integrated hyperscale data center solutions that cover a full stack of services throughout their business life cycle. As a carrier-neutral hyperscale data center solution provider, we focus on designing, building and operating next-generation hyperscale data centers that satisfy the scaling and elastic needs of clients with large-scale operations as their business grows in Asia-Pacific emerging markets.

Our data centers are strategically located at key locations where energy, connectivity and clients’ business demand intersect, typically surrounding metropolitan areas such as Beijing, Shanghai, Shenzhen, Kuala Lumpur and Mumbai. Compared to sites within metropolitan areas, these surrounding locations have abundant energy supplies, ample and low-cost land resources and favorable local economic development policies, while maintaining close proximity to both the corporate headquarters of our clients and end users and reducing latency.

Our next-generation hyperscale data center campuses effectively integrate land, infrastructure facilities and equipment, energy and network resources at lower cost. We realize economies of scale through centralized, standardized and modular hyperscale data center facilities, high proportion of renewable energy supplies and high-speed optical fiber network connections. These supply and cost advantages allow us to deliver data center solutions with faster delivery time and higher scalability, flexibility and cost efficiency.

•

Land.    We carefully choose the sites for our hyperscale data centers at strategic locations surrounding metropolitan areas where energy, connectivity and clients’ business demand intersect. We also proactively engage with potential clients starting from the site selection and planning stage, analyzing their business needs. We then select the most suitable location based on their geographic and capacity requirements from our portfolio of existing available sites, or in certain cases, acquire new sites that fit their needs.

•

Infrastructure Facilities and Equipment.    Built on our modular design principle, our hyperscale data centers in China are highly flexible and scalable to address our clients’ evolving capacity and technical requirements. Our hyperscale data centers are equipped with customizable and energy efficient racks and cabinets for our clients’ servers and network equipment depending on our clients’ requirements. We have also implemented real-time intelligent building management systems to ensure the stable and reliable operation of our clients’ servers and network equipment. Our high-performance and precision cooling systems ensure that our clients’ equipment is strictly maintained at a controlled temperature and humidity. We also enforce a high standard of fire control through sensitive smoke detectors and environmentally-friendly gas-based or water mist fire suppression systems. Finally, we have implemented strong building monitoring and access control policies through on-site security personnel, building access systems and video surveillance systems.

•

Power.    We provide our clients with integrated power services. Power costs may be included in the costs for our solutions, or we may charge our clients separately for actual power consumed. Leveraging our proprietary electrical architecture, we are able to operate with large power capacities at our hyperscale data centers and optimize power usage efficiency, enabling our clients to deploy their servers and network equipment more efficiently and reduce their operating costs. We are also dedicated to improving our power efficiency and lowering power costs by increasing the contribution of renewable energy in our power supply. We target to power all of our hyperscale data centers with 100% clean and renewable energy, and are the first data center operator headquartered in China to set such a target, according to Greenpeace. See “ — Our Commitment to Sustainability” for a full description of our efforts and commitment to our planet.

•

Connectivity.    As a carrier-neutral hyperscale data center solution provider, our data centers are linked to the networks of all major carriers through high-speed optical fibers. Due to our hyperscale capacity and close proximity to major cities, we can achieve low latency for our clients at lower costs. The scale of our campuses attracts a robust network of carriers to our facilities that is mutually beneficial to our clients and the carriers themselves.

•

Operation and Maintenance.    In addition to critical infrastructure services, depending on our clients’ needs, we provide a full suite of management services for their servers and network equipment, including operating system support, update assistance, server monitoring, server backup and restoration, server security evaluation, firewall services and disaster recovery. Our in-house operation and maintenance engineers are deployed on-site at our hyperscale data centers on a 24/7 basis. While we do not have access to our clients’ data, we have developed effective operating procedures, protocols and standards to fulfill high industry standards and client specifications with respect to daily operation, maintenance, troubleshooting, backup and disaster recovery.

Compared to traditional data centers, our hyperscale data centers are highly flexible, scalable and cost efficient in terms of land, power and network connectivity, in addition to having shorter delivery time. Historically, we are able to deliver a data center with 36 MW of capacity in China within six months of breaking ground at the site.

Our Data Centers

We design, build and operate hyperscale data centers in China, Malaysia and India. In China, we operated ten hyperscale data centers with capacity in service of 256 MW as of December 31, 2020. In Malaysia, we operated one hyperscale data center in Cyberjaya, Selangor Darul Ehsan with capacity in service of 20 MW as of December 31, 2020. As of December 31, 2020, our hyperscale data centers accounted for 94.8% of our 291 MW capacity in service. In addition, we also operate two wholesale data centers with capacity in service of 16 MW in China. Our next-generation hyperscale data centers are characterized by their centralization of resources, standardization of infrastructure development and modular design philosophy, achieving high performance, operating efficiency, scalability and cost effectiveness.

•

Centralization.    Our hyperscale data centers centralize and integrate resources to satisfy needs of different clients at the same location, realizing economies of scale and reducing costs. Our hyperscale data centers typically have a capacity of 20 MW or more and are located at strategic locations surrounding metropolitan areas where energy, connectivity and clients’ business demand intersect. Our data centers are highly reliable with cost-efficient power supply and carrier-neutral connectivity. Leveraging our hyperscale capacity, high-speed optical fiber connection and close proximity to major cities, we can provide high performance connectivity to our clients with low latency at lower costs. We believe that our centralization efforts also have the added effect of spurring the infrastructure and economic development of areas surrounding our hyperscale data center campuses.

•

Standardization.    Our standardized hyperscale data centers can achieve economies of scale with predictable and manageable costs. Our direct supply chain management approach enables us to develop hyperscale data centers without the need of a general contractor and achieve more efficient standardization through our direct management. In addition to focusing on the construction of individual data centers, we also plan and design standardized fundamental infrastructure for the entire hyperscale data center campuses, covering power distribution networks, telecommunication networks, building infrastructure and other public facilities and infrastructure within the campus.

•

Modularity.    Our hyperscale data centers in China are built on pre-engineered, pre-fabricated and standardized modules. Our modular design philosophy is applied at different levels ranging from our components and server rooms to building shells and campuses, enabling quick construction and delivery. This approach also allows for gradual build-up of the infrastructure to match the demand of our clients, which greatly reduces capital expenditures and defers investment until as late as possible. Leveraging our strong design and research capabilities, we typically provide designs based on our patents to our ODMs and cooperate closely with them in the module research and manufacturing process for our projects in China. Our pre-fabricated modules are built with precise specifications in a controlled factory environment which results in improved reliability and more predictable data center performance and allows simple and fast deployment. Built on our modular design principle, our hyperscale data centers in China are highly customizable, flexible and scalable to address our clients’ evolving capacity and technical requirements.

We operated two, six and ten hyperscale data centers in China as of December 31, 2018, 2019 and 2020, respectively, and one hyperscale data center in Malaysia as of each such date. Our data center capacity in service reached 82 MW as of December 31, 2018, 193 MW as of December 31, 2019 and 291 MW as of December 31, 2020, 76%, 87% and 87% of which was contractually committed capacity, respectively.

The following table sets forth details concerning our data centers in service as of December 31, 2020:

			IT Capacity	Contracted	IoI IT
		Leased/	in Service	IT Capacity	Capacity		Utilized IT
Data Center	Type	Owned	(MW)	(MW)	(MW)		Capacity(MW)
Greater Beijing Area, China
CN01	Hyperscale	Owned	36	36	—		35
CN02	Wholesale	Leased	11	11	—		11
CN03	Hyperscale	Owned	17	17	—		17
CN04	Hyperscale	Owned	28	27	—		27
CN05	Hyperscale	Owned	23	21	—		21
CN06	Hyperscale	Owned	29	26	3		25
CN07	Hyperscale	Owned	29	27	—		27
CN08	Hyperscale	Owned	49	39	8		33
CN10	Hyperscale	Owned	3	3	—		3
CN11-A	Hyperscale	Owned	23	23	—		8
Yangtze River Delta Area, China
CE01	Hyperscale	Owned	19	4		3	4
Greater Bay Area, China
CS01	Wholesale	Leased	5	3	—		2
Malaysia
MY0102	Hyperscale	Owned	20	16	—		7
Total			291	253	14		221

The following table sets forth details concerning our data centers under construction as of December 31, 2020:

		Leased/	Designed IT Capacity	Contracted IT	IoI IT Capacity
Data Center	Type	Owned	(MW)	Capacity	(MW)
Greater Beijing Area, China
CN09	Hyperscale	Owned	44	39	—
CN11-B	Hyperscale	Owned	23	23	—
CN11-C	Hyperscale	Owned	57	57	—
CN12	Hyperscale	Owned	6	—	3
CN13	Hyperscale	Leased	13	—	13
Yangtze River Delta Area, China
CE02	Hyperscale	Owned	19	—	—
Malaysia
MY03	Hyperscale	Owned	16	8	—
India
BBY01	Hyperscale	Owned	20	20	—
Total			198	146	16

Land Resources Held for Future Development

We hold and have secured various land resources for future data center development. This includes land for which we have entered into memoranda of understanding or framework agreements with relevant local governments and land in China for which we have completed the bidding process but have not yet commenced construction.

Retail Data Centers

In addition to the 291 MW of hyperscale and wholesale data center capacity above, where we drive the planning, design and construction of infrastructure, we also provide data center colocation services at smaller retail data centers where we or an intermediary rent capacity from third parties. These retail data centers are generally located within major metropolitan areas rather than at the outskirts. We do not participate in the planning, design or construction of infrastructure of these retail data centers, and only provide basic colocation services.

Our Capabilities as a Hyperscale Data Center Solution Provider

Our capabilities as a hyperscale data center solution provider encompass planning, design, construction, operation and maintenance, and connectivity. Leveraging these capabilities, we are able to offer data center solutions with faster delivery time and higher flexibility, scalability and cost efficiency.

Planning

We carefully choose the sites for our hyperscale data centers at strategic locations where energy, connectivity and clients’ business demand intersect. Our in-house design team coordinates the overall planning of our hyperscale data centers. We proactively engage with potential clients starting from the site selection and planning stage. Our team performs in-depth analysis on clients’ business needs and selects the most suitable location for their geographic and capacity requirements either from the land and building resources that we have reserved or new land resources that we would be able to acquire if needed. We may enter into memoranda of understanding or frame agreements with the relevant governments to secure land resources required in our planned projects before completing the land bidding process in China. Our team also works with local government authorities to obtain any necessary permits and approvals and with electric utilities to obtain sufficient power supply. We construct our power distribution network to ensure stable and reliable power supply in our campus. Although carrier-neutral, we actively cooperate with telecommunications carriers to ensure high-performance network connectivity to our data centers.

Design

Our in-house design team is responsible for the design and specifications of our hyperscale data centers. We conduct all design workflows in-house to ensure that each of our hyperscale data centers in China meets the preferences and requirements of our target clients. Our design principle is driven by modularity and standardization to achieve high scalability and cost efficiency in both construction and operation. We continually study new engineering technologies and industry trends to enhance our designs through repeated iterations. We have broken from the traditional black-white-gray industrial style in the data center industry and pioneered a new style that integrates aesthetics and technology into our building designs. For instance, our proprietary airflow design with thermal mezzanine guides heat sources effectively to reduce energy consumption while leaving our data hall visually pleasing. Our proprietary designs have utilized lower capital expenditures compared with our peers.

Our design team works on each project from the site selection and planning stage to ensure that our data centers are designed to meet the preferences and requirements of our target clients from the beginning. Our design team works closely with our research and development team to design and develop our proprietary data center modules and building designs and ensure that our technology strengths are fully integrated. As of December 31, 2020, we owned 216 approved and pending patents relating to data center designs and modules in China. See “ — Our Technologies and Research and Development” for a full description of our proprietary modular technologies.

Construction

Our modular and standardized approach allows us to quickly construct hyperscale data centers and install equipment to satisfy the scalable demand of our clients throughout their business life cycles.

Our project management office is responsible for overall project management and coordination, including vendor selection, procurement, budget control, cost analysis, project scheduling, safety and quality assurance. We have a specialized construction team for various work flows in data center module manufacturing, building construction and equipment installation, which consists of experienced professionals in architecture, electricity and piping. Our construction team has building information modeling professionals who provide data center 3D modeling to help us plan, design, construct and manage our buildings and infrastructure more efficiently.

Instead of engaging a general contractor for each project, we manage contractors directly and monitor the construction process ourselves, and we are highly involved in each work flow during the construction of our hyperscale data centers in China. All of our modules are prefabricated by our suppliers to unified specifications, allowing fast assembly. We believe that our direct supply chain management approach enables us to achieve high efficiency and cost effectiveness in data center construction. See “ — Our Supply Chain Management” for a full description of our supply chain management approach.

After the building construction is completed, we work with our contractors and suppliers to install equipment in the buildings, including power, network, air conditioning and other critical equipment. Our team conducts strict testing before the delivery of our data centers to ensure that each facility is fully operational and satisfies the specifications set by our clients.

With our outstanding design and project management capabilities, we have greatly shortened our data center delivery time. We are able to deliver a data center with 36 MW of capacity in China within six months of breaking ground at the site.

Operation and Maintenance

Our operation and maintenance team is responsible for directing, coordinating and monitoring the daily operation of our data center facilities. The engineers in our operation and maintenance team are deployed on-site in our data centers. To ensure that our services satisfy or exceed industry standards and the specifications set out in service level agreements with our clients, we have developed robust operating procedures, protocols and standards with respect to daily operations, maintenance, troubleshooting, backup and disaster recovery. Our operation and maintenance team can respond to client requests and inquiries immediately. Our 24/365 readiness supports the high reliability and resiliency of our data center services. Leveraging our outstanding design and operation capabilities, we have achieved better energy efficiency compared with our peers.

We have been certified under ISO9001, ISO20000, ISO22301 and ISO27001 standards. We have also received the Tier IV Design certification and the Hybrid Resiliency Assessment certification from the Uptime Institute, an unbiased advisory organization focused on improving the performance, efficiency and reliability of data center infrastructure. We are the first data center solution provider in the world to receive the Hybrid Resiliency Assessment certification, which demonstrates our robust capability to provide infrastructure for hybrid elastic cloud computing. Our New Media Big Data Phase I campus has been awarded with the “Management and Operations Approved Site” certification by the Uptime Institute. In addition, we have received awards from Datacloud on global hyperscale innovation, and edge computing innovation award from Data Centre Dynamics.

Connectivity

As a carrier-neutral hyperscale data center solution provider, high-speed optical fibers link our data centers to the networks of all major carriers. Due to our hyperscale capacity and close proximity to major cities, we can achieve low latency at lower costs. As such, our clients can store massive amounts of data at a centralized, cost-effective and low-latency location without significant declines in performance.

Our Technologies and Research and Development

We design, construct and operate our data centers to achieve optimized modularity, reduce costs and increase scalability and energy efficiency. Our in-house teams jointly develop our proprietary data center modules and building designs. Our research and development team conduct fundamental research projects and also collaborate closely with our design and operation teams to develop new technologies based on needs in our daily operation. We continue to optimize our designs to keep abreast of technology developments and client demand through analyzing data accumulated during the operation of our data centers.

Our teams also work closely with our ODMs to tailor and modify equipment to achieve better performance and satisfy clients’ specific configurations. For our projects in China, we typically provide designs based on our patents to our ODMs and cooperate closely with them in the module research and manufacturing process. Our ODMs consist of leading international manufacturers in various fields. Our ODM approach allows us to provide high-quality customized modules and equipment with high research and development efficiency at lower costs.

As of December 31, 2020, we owned 216 approved and pending patents relating to data center building designs and modules in China. We have developed three models of data center building designs and a full range of modules for power, cooling, server racks and cabinets, wiring and supporting structure.

Data Center Building Designs

We have three proprietary data center building design models to meet different client demand and site scenarios. All of our building designs are built on pre-engineered, pre-fabricated and standardized modules. We utilize different cooling systems to achieve optimized cooling efficiency in each building design. Our building can achieve highly effective thermal insulation and minimize influence from hot and humid outdoor environments. Our data center designs also take into consideration architecture coloring aesthetics. As data centers are mission-critical facilities, we apply highly saturated and vivid color scheme to our buildings to achieve this visual impact. We also apply highly reflective color to the roofing for better energy conservation.

•

Single-floor data center:    Our single-floor data centers are highly elastic and scalable, allowing quick construction and deployment for data center campuses in suburban areas with ample land supply and suitable for Internet companies and cloud service providers that require fast delivery time.

•

Three-floor data center:    Our three-floor data center is suitable for clients with more stringent safety requirements such as financial service providers that prefer to deploy their IT equipment neither on the first nor the top floor.

•

Multi-floor data center:    Our multi-floor data centers are suitable for both urban areas and urban skirts. We equip each floor with independent cooling, power and other infrastructure modules. Each floor is physically isolated from the other floors and can operate independently, achieving high elasticity and reliability.

Power Modules

We have designed a variety of pre-fabricated power modules consisting of multiple components, including generators, transformers, power distribution equipment, UPS and high-voltage direct current or HVDC systems. Our power modules increase power efficiency and reduce the complexity and time to deploy critical data center power, offering great flexibility for scaling data center power for expansion or incremental growth. These modules include low voltage power diesel power generator modules, low/medium voltage UPS integrated power modules, medium voltage power generator modules and HVDC medium voltage power modules.

Cooling System Modules

Our cooling systems modules help us lower our PUE, simplify piping and wiring, save space and effectively shorten our design and construction cycle. We design our cooling system modules primarily based on natural cooling, supplemented by mechanical cooling only when necessary to achieve low-cost cooling and optimize water and power usage effectiveness. Our cooling system modules include evaporative natural cooling AHUs, evaporative water-cooled chiller and fan units.

Server Rack and Cabinet Modules

We design highly configurable and customizable server racks and cabinets to accommodate servers and network equipment to improve the efficiency of data center network management and operation. We have developed four generations of server rack and cabinet modules, integrating various components within each module, including the power distribution system, smart monitoring system, and smart power distribution unit and cable trays. We adopt light-weight aluminum materials to reduce weight and costs to facilitate on-site installation. The modularity of server racks and cabinets reduces the workload of installation and simplifies the operation and maintenance procedures.

Wiring and Supporting Structure Modules

We use modular wiring and supporting structure modules to effectively prevent cross-construction and engineering error, save resources, accelerate delivery and facilitate efficient operation and maintenance. These modules include wiring modules and supporting structures for cables and equipment.

Our Supply Chain Management

Our direct supply chain management approach in China enables us to efficiently construct data centers without the need of a general contractor. Our in-house capabilities across a full spectrum of various functions enable us to manage and collaborate with contractors and suppliers closely and engage multiple work streams concurrently to significantly shorten our delivery time. We directly purchase components needed in our projects from our suppliers. We manage contractors and suppliers vertically and simultaneously to monitor quality, cost and speed, directly coordinating and supervising our contractors and suppliers in projects through stringent inspections and evaluations. We also maintain a master project schedule and set specific milestones for tasks completed by our contractors and suppliers to ensure each project progresses on schedule. In addition, we also closely monitor key cost-related indicators and control our costs dynamically during the construction process.

Our suppliers prefabricate the modules with unified specifications. Our supply chain management maintains high standards that ensure high-quality materials and craftsmanship. We have standardized specification for materials and set forth such detailed requirements in our contracts with our suppliers. We typically provide designs based on our patents to our ODMs and cooperate closely with them in the module research and manufacturing process. Our ODMs consist of leading international manufacturers in various fields. Leveraging economies of scale of our hyperscale data centers and our deep understanding of client needs, our ODM approach allows us to install high-quality customized modules and equipment suitable for our clients at lower costs.

Our Commitment to Sustainability

We are highly committed to sustainability. We believe that our environment should not be compromised by the prosperity of our data-driven economy. We believe our achievements in sustainability could also drive client demand as an increasing number of enterprises search for solutions to achieve their green energy objectives and reduce their carbon footprint.

We continuously increase the contribution of renewable energy in our power supply. We target to power all of our data centers with 100% clean and renewable energy, and are the first data center operator headquartered in China to set such a target according to Greenpeace.

We are dedicated to designing and operating energy-efficient data centers. We optimize energy efficiency through our proprietary power supply architecture and dedicated substations. Our data centers are equipped with smart cooling system modules that can automatically choose the most suitable cooling mechanism. Our cooling system is primarily based on natural cooling supplemented by mechanical cooling only when necessary to achieve low-cost cooling and optimize water and power usage effectiveness. We have established a special taskforce for energy efficiency management and we constantly monitor dynamic energy efficiency through visualized management system to optimize energy efficiency during operation. In addition to improving energy efficiency, we also minimize pollution during the construction and operation of our data centers through waste treatment and recycling, and reduce noise through soundproofing measures.

In January 2020, in recognition of our efforts, Greenpeace ranked us the first on their renewable energy ranking of China-based Internet companies and awarded us a full score in the category of renewable energy performance. In 2019, we won the Data Center Green Classification (Operational) 5A certificate, the highest level of green data center certificate jointly awarded by the Open Data Center Committee and TGG (China).

Recent Development on Our Capabilities as a Hyperscale Data Center Solution Provider

The solutions we provide can be generally categorized into three core areas, namely, data center development and construction, integrated energy solutions, and equipment manufacturing. Accordingly, in the fourth quarter of 2020, we made a strategic decision to establish three subgroups: Chindustry, Chinpower and Chinidea, to further strengthen our capabilities in providing full-stack solutions as a hyperscale data center solution provider and to continuously empower our clients and the industry in which we operate.

Chindustry is committed to becoming the pioneer in new digital infrastructure development and construction. Leveraging our strong in-house planning, design, construction, and project management capabilities. Chindustry aims to transform its unique full-stack greenfield development capabilities for next-generation hyperscale datacenters into future-oriented digital infrastructure service capability, so as to better serve digital leaders and other customers, and is striving to become a leading development and construction partner for digital infrastructure

Chinpower is committed to becoming the driving force for ushering China’s data center industry in the zero carbon emission era. To that end, Chinpower is dedicated to continuing to power its development of new digital infrastructure with an increasing contribution of renewable energy, to help accelerate energy revolution in the internet sector in China.

Chinidea is committed to promoting white-labeling of key digital infrastructure equipment and building a trusted hyperscale data center manufacturing platform for accessory equipment, specialty equipment, integrated assembly lines, and other high-end equipment. The construction of the high-end equipment manufacturing campus of Chinidea commenced in the fourth quarter of 2020.

Our Clients and Client Ecosystem Development

Our Clients

We act as a partner, rather than a third-party vendor, to our clients and provide them with a full stack of data center solutions throughout their business life cycles. We may enter into contracts directly with our end users or through intermediaries. Leveraging our deep understanding of client needs and our excellent technology capabilities, we are able to understand our clients’ technology development at an early stage and provide modularized next-generation hyperscale data center solutions to best address their evolving needs and unique requirements. We provide our clients with integrated data center solutions, covering infrastructure, power supply, connectivity and operation and maintenance, tailor-made to their scale and requirements throughout the planning, design, construction and operation process.

We have a high-quality, diversified and committed client base, including leading technology companies such as ByteDance and Microsoft. Our client base represents a variety of industries, such as cloud services, big data, artificial intelligence, social networking, online streaming, financial services and public services. Our clients benefit from our integrated platform to support and grow their business internationally. For example, Microsoft is a client for our data center solutions in Malaysia.

Revenues from ByteDance accounted for 68.2% and 81.7% of our total revenues in 2019 and 2020. Revenues from Wangsu, which has ceased to be a related party of our Company since the completion of the initial public offering on October 2, 2020, accounted for 11.1% and 5.9% of our total revenues in 2019 and 2020. No other client accounted for 10% or more of our total revenues in 2019 or 2020. ByteDance typically signs with us service contracts of ten years.

Material Terms of ByteDance Hyperscale Data Center Agreements

Under the terms of our agreements with ByteDance, we customize data centers for ByteDance and provide ByteDance with comprehensive technical services for hyperscale data centers. ByteDance pays us service fees, such as cabinet fees and cabinet vacancy fees. The original contract term is typically ten years and the current contracts will expire between 2027 and 2030. These agreements will generally automatically renew if neither party notifies the other in writing that it will not renew the agreements within 30 days before the expiration and the renewal period will be separately discussed and agreed between the parties. As of the date of this annual report, neither ByteDance nor we have early terminated any contracts.

Material Terms of Wangsu Agreements

We typically have three cooperation models for our business with Wangsu: (i) a third-party resale model where we sell third-party owned data center resources to Wangsu to be resold to its customers, (ii) a self-owned resale model where we sell Wangsu our self-owned data center resources to be resold to Wangsu’s customers, and (iii) a self-owned direct sale model where we sell Wangsu our self-owned data center resources for its own use. The contract terms for these models are two years and renewable upon mutual consent. As part of our growth strategy, we focus on planning, designing and building hyperscale data centers in Asia-Pacific emerging markets, and providing hyperscale data center solutions to Asian and international cloud service providers and leading technology companies. Consequently, after the expiration of our cooperation contracts with Wangsu, we may not renew the contracts, and we expect that revenues from Wangsu as a percentage of our total revenues will decrease and become a less significant component of our revenues in the future.

Contract Terms and Pricing

Our hyperscale data center clients generally enter into contracts with us for a term of five to ten years. Our hyperscale data center clients are required to pay us a substantial amount of the total service fees in case of early termination. We have also reserved capacity for certain hyperscale data center clients, whereby such client has the first right of refusal to expand the capacity under the agreement. Pricing in our hyperscale data centers service agreements contains variable considerations that are primarily based on the usage of capacity.

Our typical retail data center service agreements provide a notice period of one month for early termination or decrease of capacity under the agreement and early termination fees. Pricing in our retail data center service agreements is for a fixed amount and generally flat over the contract term.

Client Acquisition and Ecosystem Development

We explore the new business needs of existing clients, help international clients expand into emerging markets in Asia-Pacific, and actively develop relationships with potential leading technology companies in emerging markets. To deepen existing partnerships, we continually identify and address the potential needs of existing clients, and improve and optimize our hyperscale data center solutions. We also help existing clients enter new emerging markets by leveraging our pan-Asian platform.

In addition, we develop new clients such as Asian and international cloud service providers and leading technology companies. We believe that Asia cloud service providers can collaborate with us for their business expansion in China and other Asia-Pacific emerging markets, while global cloud service providers may outsource data centers for their cloud computing business due to strong expansion in Asia.

We also expect that leading technology companies in Asia will have a huge demand to outsource their data centers as their core businesses grow exponentially, while global technology companies seek reliable partners to help them penetrate Asia-Pacific emerging markets.

Our strategic business development team closely follows industry trends to forecast future client needs. They work seamlessly with our design and solution teams to address these new trends and needs. Our ecosystem development team helps integrate each client into our ecosystem, which provides the ability to connect directly with their existing and potential clients. Many of our clients encourage their own customers, suppliers and business partners to place servers and network equipment in our data centers, which has created a network effect of new clients and contract wins for us.

Marketing

Our marketing strategies include active public relations and ongoing client communications programs to support our sales efforts and promote our business development strategies. We believe our brand is one of our most valuable assets. We strive to build recognition through our website, social media and news channels, and by sponsoring, leading and participating in industry forums and client meetings. We also participate in government workshops and industry standard-setting bodies.

Intellectual Property

We regard our patents, trademarks, copyrights, domain names, know-how, proprietary technologies and similar intellectual property as critical to our success. As of December 31, 2020, we owned 135 approved patents and 81 pending patents relating to data center designs and modules in China. We typically provide designs based on our patents to our ODMs and cooperate closely with them to allow them to manufacture the modules used in our data centers. We also owned 14 registered trademarks in China as of December 31, 2020. We also owned 38 registered copyrighted works in China as of December 31, 2020, including software programs we developed relating to various aspects of our operations. We own 63 registered domain names in China and overseas as of December 31, 2020, including www.chindatagroup.com.

We seek to protect our technology and associated intellectual property rights through a combination of patent, copyright and trademark laws, as well as license agreements and other contractual protections. We have employed internal policies, confidentiality agreements, encryption and data security measures to protect our proprietary rights. From time to time, third parties may initiate litigation against us alleging infringement of their proprietary rights or declaring their non-infringement of our intellectual property rights. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business and Industry — We may not be able to prevent others from making unauthorized use of our intellectual property. If we fail to protect our intellectual property rights, our brand and business may suffer” and “Risk Factors — Risks Relating to Our Business and Industry — We may face claims of intellectual property infringement and other related claims, which could be time-consuming and costly to defend and may result in an adverse impact over our operations.”

Competition

We are a carrier-neutral hyperscale multi-client data center solution provider in Asia-Pacific emerging markets. We compete directly with other carrier-neutral hyperscale multi-client data center solution providers in these markets. We may also compete with other types of data center solution providers for some or all of the services we offer. We believe that we have competitive advantages over our competitors in our unique hyperscale data center methodology, our strong capabilities in planning, design, construction, operation and maintenance, and connectivity, and our steady relationship with our clients.

Insurance

We have insurance coverage in place up to a level which we consider to be reasonable and which covers the type of risks usually insured by companies on the same or similar types of business as ours. The major types of our insurance include property insurance, equipment insurance, construction project insurance and installation project insurance.

Regulations

This section sets forth a summary of the most significant rules and regulations that affect our business activities in China, Malaysia and India.

PRC Regulations

Foreign Investment Law

The Foreign Investment Law was formally adopted by the 2nd session of the thirteenth National People’s Congress on March 15, 2019. On December 26, 2019, the State Council promulgated the Implementing Rules of the Foreign Investment Law, or the Implementing Rules, to further clarify and elaborate the relevant provisions of the Foreign Investment Law. The Foreign Investment Law and the Implementing Rules both took effect on January 1, 2020. According to the Foreign Investment Law, foreign investments are entitled to pre-entry national treatment and are subject to negative list management system. The pre-entry national treatment means that the treatment given to foreign investors and their investments at the stage of investment access is not lower than that of domestic investors and their investments. The negative list management system means that the state implements special management measures for entry of foreign investment in specific fields. Foreign investors shall not invest in any forbidden fields stipulated in the negative list and shall meet the conditions stipulated in the negative list before investing in any restricted fields. Foreign investors’ investment, earnings and other legitimate rights and interests within the territory of China shall be protected in accordance with the law, and all national policies on supporting the development of enterprises shall equally apply to foreign-invested enterprises.

Investment activities by foreign investors are principally governed by the special management measures for the entry of foreign investment (negative list) and the encouraged industry catalogue for foreign investment, which are promulgated and amended from time to time by the Ministry of Commerce, and the NDRC. Industries listed in the catalogues are divided into three categories: encouraged, restricted and prohibited. Industries not listed in the Catalogue are generally deemed as constituting a fourth “permitted” category. The current industry entry clearance requirements governing investment activities by foreign investors are set out in two categories, namely The Special Management Measures for the Entry of Foreign Investment (Negative List) (2020 version), or the 2020 Negative List, as promulgated on June 23, 2020 by the NDRC, and the Ministry of Commerce, and taking effect on July 23, 2020, and the Encouraged Industry Catalogue for Foreign Investment (2020 version), as promulgated by the NDRC and the Ministry of Commerce on December 27, 2020 and taking effect on January 27, 2021.

According to the Implementing Rules, the registration of foreign-invested enterprises shall be handled by the State Administration for Market Regulation, or the SAMR, or its authorized local counterparts. Where a foreign investor invests in an industry or field subject to licensing in accordance with laws, the relevant competent government department responsible for granting such license shall review the license application of the foreign investor in accordance with the same conditions and procedures applicable to domestic investors unless it is stipulated otherwise by the laws and administrative regulations, and the competent government department shall not impose discriminatory requirements on the foreign investor in terms of licensing conditions, application materials, reviewing steps and deadlines, etc.

Regulations on Value-added Telecommunication Services

Our business is regarded as telecommunications services, which are primarily regulated by the MIIT, Ministry of Commerce and the SAMR. Among all of the applicable laws and regulations, the Telecommunications Regulations of the People’s Republic of China, or the Telecom Regulations promulgated by the State Council in 2000 and most recently amended on February 6, 2016, is the primary governing law, and sets out the general framework for the provision of telecommunications services by domestic companies. Under the Telecom Regulations, telecommunications service providers are required to procure operating licenses prior to their commencement of operations. The Telecom Regulations distinguish “basic telecommunications services” from “value-added telecommunication services”, or VATS. VATS are defined as telecommunications and information services provided through public networks. The Telecom Catalogue was issued as an attachment to the Telecom Regulations to categorize telecommunications services as either basic or value-added, which was last amended in 2019. The Telecom Catalogue categorizes the Internet data service business, among others, as VATS. The Internet data center, or the IDC business is defined under the Telecom Catalogue as a business that (i) uses relevant infrastructure facilities in order to render outsourcing services for housing, maintenance, system configuration and management services for clients’ Internet or other network related equipment such as servers, (ii) provides the leasing of equipment, such as database systems or servers, and the storage space housing the equipment and (iii) provides lease agency services of connectivity lines and bandwidth of infrastructure facilities and other application services. Also, Internet resources collaboration services business is incorporated into the definition of IDC business under the Telecom Catalogue, and defined as “the data storage, Internet application development environment, Internet application deployment and running management and other services provided for users through Internet or other networks in the manners of access at any time and on demand, expansion at any time and coordination and sharing, by using the equipment and resources built on database centers”.

The Administrative Measures on Telecommunications Business Operating Licenses or the Licenses Measures, issued in 2009 and newly amended on July 3, 2017, which set forth more specific provisions regarding the types of licenses required to operate VATS, the qualifications and procedures for obtaining such licenses and the administration and supervision of such licenses. Under these regulations, a commercial operator of VATS must first obtain a VATS License, otherwise such operator might be subject to sanctions including corrective orders and warnings from the competent administration authority, fines and confiscation of illegal gains and, in the case of significant non-compliance, the related websites may be ordered to close. With respect to licenses for VATS businesses, the Licenses Measures distinguish between licenses for business conducted in a single province, which are issued by the provincial-level counterparts of the MIIT and licenses for cross-regional businesses, which are issued by the MIIT. The licenses for foreign invested telecommunications business operators need to be applied with MIIT. An approved telecommunications services operator must conduct its business in accordance with the specifications stated on its telecommunications business operating license. Pursuant to the Licenses Measures, cross-regional VATS licenses shall be approved and issued by the MIIT with five-year terms. On July 3, 2017, the MIIT amended the Licenses Measures, which took effect on September 1, 2017. The amendment mainly includes, among others, (i) the establishment of a telecommunications business integrated administration online platform; (ii) provisions allowing the holder of a telecommunications business license (including the IDC license) to authorize a company, of which such license holder holds at least 51% of the equity interests indirectly, to engage in the relevant telecommunications business; and (iii) the cancellation of the requirement of an annual inspection of telecommunications business licenses, instead requiring license holders to complete an annual report.

On November 30, 2012, the MIIT issued the Circular of the Ministry of Industry and Information Technology of the People’s Republic of China on Further Standardizing the Market Access-related Work for Businesses Concerning Internet Data Centers and Internet Service Providers which clarifies the application requirements and verification procedures for the licensing of IDC and Internet service provider, or ISP, businesses and states that entities intending to engage in the IDC or ISP business could apply for a license since December 1, 2012.

Pursuant to the Provisions on Administration of Foreign Invested Telecommunications Enterprises promulgated by the State Council in 2001 and last amended in 2016 and the 2020 Negative List, the ultimate foreign equity ownership in a value-added telecommunications services provider shall not exceed 50%, except for the investment in the e-commerce operation business, a domestic multi-party communication business, an information storage and re-transmission business and a call center business. Moreover, for a foreign investor to acquire any equity interest in a value-added telecommunications business in China, it must satisfy a number of stringent performance and operational experience requirements, including demonstrating good track records and experience in operating value-added telecommunications business overseas.

In 2018 and 2019, we successively obtained VATS licenses for Chindata (Beijing) Co., Ltd., Chindata (Shenzhen) Co., Ltd., Datong Sitan Data Science and Technology Co., Ltd., Datong Qinling Information Science and Technology Co., Ltd., and Sidake Hebei Data Science and Technology Co., Ltd. to cover Internet access service and IDC service.

Regulations on Land Use Rights and Construction Project

Regulations on Land Use Rights

Under the Land Administration Law of the People’s Republic of China promulgated by the Standing Committee of the National People’s Congress in 1986, and most recently amended in 2019, the state-owned land for industrial use shall be obtained via compensated use method such as assignment.

According to the Regulation on the Grant of Use Right of State-Owned Construction Land by Bidding, Auction and Listing issued by the Ministry of Land and Resources on September 28, 2007, the land to be used for industrial, commercial, tourism, entertainment or commodity residential purposes, or where there are two or more intended users for the certain piece of land, shall be granted by way of competitive processes, namely bidding, auction or listing. The transferee can apply for land registration and obtain the certificate of the right to the use of state-owned construction land only after paying the entire land premium in accordance with the contract of the state-owned construction land use right.

After land use rights relating to a particular area of land have been granted by the State, unless any restriction is imposed, the party to whom such land use rights are granted may transfer (for a term not exceeding the term which has been granted by the State), lease or mortgage such land use rights on the conditions provided by laws and regulations. Upon a transfer of land use rights, all rights and obligations contained in the contract pursuant to which the land use rights were originally granted by the State are assigned from the transferor to the transferee.

Regulations on Construction Project

Under the regulation on planning Administration regarding Granting and Transfer of State-Owned Land Use Right in Urban Area promulgated by the Ministry of Construction in 1992 and amended in 2011, a constructor shall apply for a License for the Planning of Construction Land from the municipal planning authority. After obtaining the license, the constructor shall conduct all necessary planning and design works in accordance with relevant planning and design requirements. Pursuant to the Urban and Rural Planning Law of the People’s Republic of China as promulgated in 2007 and last amended in 2019, a License for the Planning of Construction Projects from the municipal planning authority should be obtained by constructor.

The constructor shall apply for a Construction Work Commencement License from the relevant construction authority in accordance with the Regulations on Administration regarding Permission for Commencement of Construction Works promulgated by the Ministry of Construction in 1999 and last amended in 2018 by Ministry of Housing and Urban-Rural Development.

Pursuant to the Administrative Measures for the Registration regarding Acceptance Examination upon Completion of Buildings and Municipal Infrastructure promulgated by the Ministry of Construction in 2000 and amended in 2009 and the Provisions on Acceptance Examination upon Completion of Buildings and Municipal Infrastructure promulgated and implemented by the Ministry of Housing and Urban-Rural Development on December 2, 2013, upon the completion of construction project, the constructor shall submit an application to the competent department of local government at or above the county level, where the project is located, for the examination upon completion of building and for filing purposes; and to obtain the filing form for acceptance and examination upon completion of construction projects. A construction project shall not be delivered before passing the acceptance examination.

Regulations on Intellectual Property Rights

Regulations on Copyright

The Copyright Law, which took effect in 1991 and was most recently amended on November 11, 2020 (the latest amendment will take effect on June 1, 2021), provides that Chinese citizens, legal persons, or other organizations shall, whether published or not, own copyright in their copyrightable works, which include, among others, works of literature, art, natural science, social science, engineering technology and computer software. Copyright owners enjoy certain legal rights, including right of publication, right of authorship and right of reproduction. The Copyright Law provides copyright protection to Internet activities and products disseminated over the Internet. In addition, PRC laws and regulations provide for a voluntary registration system administered by the Copyright Protection Center of China. According to the Copyright Law, an infringer of the copyrights shall be subject to various civil liabilities, which include ceasing infringement activities, apologizing to the copyright owners and compensating the loss of copyright owner. Infringers of copyright may also subject to fines and/or administrative or criminal liabilities in severe situations.

The Computer Software Copyright Registration Measures promulgated by the National Copyright Administration in 1992 and amended in 2000 and 2002, regulates registrations of software copyright, exclusive licensing contracts for software copyright and assignment agreements. The National Copyright Administration administers software copyright registration and the Copyright Protection Center of China, is designated as the software registration authority. The Copyright Protection Center of China shall grant registration certificates to the Computer Software Copyrights applicants which meet the requirements of both the Computer Software Copyright Registration Measures and the Computer Software Protection Regulations (Revised in 2013).

The Provisions of the Supreme People’s Court on Certain Issues Related to the Application of Law in the Trial of Civil Cases Involving Disputes on Infringement of the Information Network Dissemination Rights specifies that disseminating works, performances or audio-video products by the internet users or the internet service providers via the internet without the permission of the copyright owners shall be deemed to have infringed the right of dissemination of the copyright owner.

The Measures for Administrative Protection of Copyright Related to Internet, which was jointly promulgated by the National Copyright Administration and the MIIT in 2005, provides that upon receipt of an infringement notice from a legitimate copyright holder, an ICP operator must take remedial actions immediately by removing or disabling access to the infringing content. If an ICP operator knowingly transmits infringing content or fails to take remedial actions after receipt of a notice of infringement that harms public interest, the ICP operator could be subject to administrative penalties, including an order to cease infringing activities, confiscation by the authorities of all income derived from the infringement activities, or payment of fines.

On May 18, 2006, the State Council promulgated the Regulations on the Protection of the Right to Network Dissemination of Information (as amended in 2013). Under these regulations, an owner of the network dissemination rights with respect to written works, performance or audio or video recordings who believes that information storage, search or link services provided by an Internet service provider infringe his or her rights may require that the Internet service provider delete, or disconnect the links to, such works or recordings.

Patent Law

According to the Patent Law as issued on March 12, 1984 and was most recently amended on October 17, 2020 (the latest amendment will take effect on June 1, 2021), the State Intellectual Property Office is responsible for administering patent law. The patent administration departments of provincial, autonomous region or municipal governments are responsible for administering patent law within their respective jurisdictions. The Chinese patent system adopts a first-to-file principle, which means that when more than one person file different patent applications for the same invention, only the person who files the application first is entitled to obtain a patent of the invention. To be patentable, an invention or a utility model must meet three criteria: novelty, inventiveness and practicability. The invention patents are valid for twenty years, while utility model patents and design patents are valid for ten years and fifteen years respectively, from the date of application.

Trademark Law

Trademarks are protected by the Trademark Law (Revised in 2013) which was adopted in 1982 and last amended in 2019 as well as by the Implementation Regulations of the Trademark Law adopted by the State Council in 2002 and as most recently amended in April 2014. The Trademark Office of the State Administration for Market Regulation of the PRC, or the Trademark Office handles trademark registrations. The Trademark Office grants a ten-year term to registered trademarks and the term may be renewed for another ten-year period upon request by the trademark owner. A trademark registrant may license its registered trademarks to another party by entering into trademark license agreements, which must be filed with the Trademark Office for its record. As with patents, the Trademark Law has adopted a first-to-file principle with respect to trademark registration. If a trademark applied for is identical or similar to another trademark which has already been registered or subject to a preliminary examination and approval for use on the same or similar kinds of products or services, such trademark application may be rejected. Any person applying for the registration of a trademark may not injure existing trademark rights first obtained by others, nor may any person register in advance a trademark that has already been used by another party and has already gained a “sufficient degree of reputation” through such party’s use.

Regulations on Domain Names

The MIIT promulgated the Measures on Administration of Internet Domain Names in 2017 and replaced the Administrative Measures on China Internet Domain Names promulgated by MIIT in 2004. According to the Measures on Administration of Internet Domain Names, the MIIT is in charge of the administration of internet domain names. The domain name registration follows a first-to-file principle. Applicants for registration of domain names shall provide the true, accurate and complete information of their identities to domain name registration service institutions. The applicants will become the holder of such domain names upon the completion of the registration procedure.

Regulations on Taxation

Enterprise Income Tax

On March 16, 2007, the National People’s Congress promulgated the Enterprise Income Tax Law, which was last amended in 2018. On December 6, 2007, the State Council enacted the Regulations for the Implementation of the Law on Enterprise Income Tax, which came into effect in 2008 and was amended in April 2019. Under the Enterprise Income Tax Law and its implementing regulations, both resident enterprises and non-resident enterprises are subject to tax in the PRC. Resident enterprises are defined as enterprises that are established in China in accordance with PRC laws, or that are established under the laws of foreign countries with their “de facto management bodies” located within the PRC. Non-resident enterprises are defined as enterprises that are organized under the laws of foreign countries and whose “de facto management bodies” are conducted outside the PRC, but have established institutions or premises in the PRC, or have no such established institutions or premises but have income generated from inside the PRC. Regulations for the Implementation of the Law on Enterprise Income Tax further define the term “de facto management body” as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise. Under the Enterprise Income Tax Law and relevant implementing regulations, a uniform corporate income tax rate of 25% is applied. However, if non-resident enterprises have not formed permanent establishments or premises in the PRC, or if they have formed permanent establishment or premises in the PRC but there is no actual relationship between the relevant income derived in the PRC and the established institutions or premises set up by them, enterprise income tax is set at the rate of 10% with respect to their income sourced from inside the PRC.

Value-added Tax

The Provisional Regulations on Value-added Tax were promulgated by the State Council in 1993 and came into effect in 1994 which were last amended in 2017. The Detailed Rules for the Implementation of the Provisional Regulations on Value-added Tax (Revised in 2011) was promulgated by the Ministry of Finance on December 25, 1993 and last amended in 2011. On November 19, 2017, the State Council promulgated The Decisions on Abolishing the Provisional Regulations on Business Tax and Amending the Provisional Regulations on Value-added Tax, or Order 691. According to the Provisional Regulations on Value-added Tax and Order 691, all enterprises and individuals engaged in the sale of goods, the provision of processing, repair and replacement services, sales of services, intangible assets, real property and the importation of goods within the territory of the PRC are the taxpayers of value-added tax. The value-added tax rates generally applicable are simplified as 17%, 11%, 6% and 0%, and the value-added tax rate applicable to the small-scale taxpayers is 3%. The Notice of the Ministry of Finance and the State Administration of Taxation on Adjusting Value-added Tax Rates, or the Notice, was promulgated on April 4, 2018 and came into effect on May 1, 2018. According to the Notice, the value-added tax rate of 17% and 11% are changed into 16% and 10%, respectively. On March 20, 2019, the Ministry of Finance, State Taxation Administration and General Administration of Customs jointly promulgated the Relevant Policies Notice on Deepening Reform of Value-added Tax, or the Notice 39, which became effective on April 1, 2019. The Notice 39 further changes the value-added tax rate of 16% and 10% into 13% and 9%.

Regulations on Employment and Social Welfare

Employment

Pursuant to the Labor Law (as amended in 2018) and the Labor Contract Law (as amended in 2012), a written labor contract shall be executed by an employer and an employee when the employment relationship is established. All employers must compensate their employees equal to at least the local minimum wage standards. All employers are required to establish a system for labor safety and sanitation, strictly abide by state rules and standards and provide employees with appropriate workplace safety training. In addition, the PRC government has subsequently issued other labor related regulations and rules, according to which, new annual leave requirements mandate that annual leave ranging from five to 15 days is available to nearly all employees and further require that the employer compensate an employee for any annual leave days the employee is unable to take in the amount of three times his daily salary, subject to certain exceptions. Moreover, all enterprises are generally required to implement a standard working time system of eight hours a day and forty hours a week, and if the implementation of such standard working time system is not appropriate due to the nature of the job or the characteristics of business operation, the enterprise may implement a flexible working time system or comprehensive working time system after obtaining approvals from the relevant authorities.

Furthermore, the Labor Contract Law also imposes stringent requirements on labor dispatch. For example, the number of dispatched contract workers that an employer hires may not exceed a certain percentage of its total number of employees to be decided by the Ministry of Human Resources and Social Security and the dispatched contract workers can only engage in temporary, auxiliary or substitute work. According to the Interim Provisions on Labor Dispatch promulgated by the Ministry of Human Resources and Social Security on January 24, 2014, which took effective on March 1, 2014, the number of dispatched contract workers hired by an employer shall not exceed 10% of the total number of its employees (including both directly hired employees and dispatched contract workers). The Interim Provisions on Labor

Dispatch further requires the employer that is not in compliance with the above provisions to formulate a plan to reduce the number of its dispatched contract workers to below 10% of the total number of its employees within the specified time limit, and an employer is not permitted to hire any new dispatched contract worker until the number of its dispatched contract workers has been reduced to below 10% of the total number of its employees.

Social Insurance and Housing Fund

As required under the Regulation of Insurance for Labor Injury implemented on January 1, 2004 and amended in 2010, the Provisional Measures for Maternity Insurance of Employees of Corporations implemented on January 1, 1995, the Decisions on the Establishment of a Unified Program for Old-Aged Pension Insurance of the State Council issued on July 16, 1997, the Decisions on the Establishment of the Medical Insurance Program for Urban Workers of the State Council promulgated on December 14, 1998, the Unemployment Insurance Measures promulgated on January 22, 1999 and the Social Insurance Law implemented on July 1, 2011 and amended in 2018, employers are required to provide their employees in the PRC with welfare benefits covering pension insurance, unemployment insurance, maternity insurance, labor injury insurance and medical insurance.

In accordance with the Regulations on the Management of Housing Fund which was promulgated by the State Council in 1999 and last amended in 2019, employers must register at the designated administrative centers and open bank accounts for depositing employees’ housing funds. Employer and employee are also required to pay and deposit housing funds, with an amount no less than 5% of the monthly average salary of the employee in the preceding year in full and on time.

Employee Stock Incentive Plan

Pursuant to the Notice of Issues Related to the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Listed Company, or Circular 7, which was issued by the State Administration of Foreign Exchange, or SAFE on February 15, 2012, employees, directors, supervisors, and other senior management who participate in any stock incentive plan of an publicly-listed overseas company and who are PRC citizens or non-PRC citizens residing in China for a continuous period of no less than one year, subject to a few exceptions, are required to register with SAFE through a qualified domestic agent, which may be a PRC subsidiary of such overseas listed company, and complete certain other procedures.

In addition, the State Administration of Taxation has issued certain circulars concerning employee stock options and restricted shares. Under these circulars, employees working in the PRC who exercise stock options or are granted restricted shares will be subject to PRC individual income tax. The PRC subsidiaries of an overseas listed company are required to file documents related to employee stock options and restricted shares with relevant tax authorities and to withhold individual income taxes of employees who exercise their stock option or purchase restricted shares. If the employees fail to pay or the PRC subsidiaries fail to withhold income tax in accordance with relevant laws and regulations, the PRC subsidiaries may face sanctions imposed by the tax authorities or other PRC governmental authorities.

Regulations on Foreign Exchange and Offshore Investment

Under the Foreign Currency Administration Rules promulgated on January 29, 1996 and most recently amended in 2008 and various regulations issued by SAFE and other relevant PRC government authorities, Renminbi is convertible into other currencies for current account items, such as trade-related receipts and payments and payment of interest and dividends. The conversion of Renminbi into other currencies and remittance of the converted foreign currency outside the PRC for of capital account items, such as direct equity investments, loans and repatriation of investment, requires the prior approval from SAFE or its local office.

Payments for transactions that take place within the PRC must be made in Renminbi. PRC companies may repatriate foreign currency payments received from abroad, provided that the repatriation of such payments is approved and complies with the procedures required by the relevant foreign exchange authorities and regulations. Foreign exchange proceeds under the current accounts may be either retained or sold to a financial institution engaged in settlement and sale of foreign exchange pursuant to relevant SAFE rules and regulations. For foreign exchange proceeds under the capital accounts, the company may convert such foreign exchange into Renminbi at its discretion.

Under the Circular of SAFE on Issues Concerning the Foreign Exchange Administration over the Overseas Investment and Financing and Round-trip Investment by Domestic Residents via Special Purpose Vehicles, or SAFE Circular 37, issued by SAFE and effective on July 4, 2014, PRC residents are required to register with the local SAFE branch prior to the establishment or control of an offshore special purpose vehicle, or SPV, which is defined as offshore enterprises directly established or indirectly controlled by PRC residents for offshore equity financing of the enterprise assets or interests they hold in China. An amendment to registration or subsequent filing with the local SAFE branch by such PRC resident is also required if there is any change in basic information of the offshore company or any material change with respect to the capital of the offshore company. At the same time, SAFE has issued the Operation Guidance for the Issues Concerning Foreign Exchange Administration over Round-trip Investment regarding the procedures for SAFE registration under SAFE Circular 37, which became effective on July 4, 2014 as an attachment of SAFE Circular 37.

Under the relevant rules, failure to comply with the registration procedures set forth in SAFE Circular 37 may result in restrictions on the foreign exchange activities of the relevant onshore company, including the payment of dividends and other distributions to its offshore parent or affiliates, and may also subject relevant PRC residents to penalties under PRC foreign exchange administration regulations.

Pursuant to the Circular on Further Simplifying and Improving the Foreign Currency Management Policy on Direct Investment, effective from June 1, 2015, which reframes the administrative approvals of foreign exchange registration of direct domestic investment and direct overseas investment and simplifies the procedure of foreign exchange-related registration, the investors shall register with banks for direct domestic investment and direct overseas investment.

Based on the Circular on Further Simplifying and Improving the Foreign Currency Management Policy on Direct Investment and other laws and regulations relating to foreign exchange, when setting up a new foreign-invested enterprise, the foreign invested enterprise shall register with the bank located at its registered place after obtaining the business license, and if there is any change in capital or other changes relating to the basic information of the foreign-invested enterprise, including without limitation any increase in its registered capital or total investment, the foreign invested enterprise shall register such changes with the bank located at its registered place after obtaining the approval from or completing the filing or reporting with competent authorities.

Regulation on Foreign Debts

A loan made by a foreign entity to a PRC entity is considered to be a foreign debt in China and is regulated by various laws and regulations, including the Regulation of the People’s Republic of China on Foreign Exchange Administration, the Interim Provisions on the Management of Foreign Debts, and the Administrative Measures for Registration of Foreign Debts. Under these rules and regulations, foreign debts must be registered with and recorded by SAFE or its local branches within 15 business days after entering into the foreign debt contract before the principal of debts can be remitted into the onshore foreign debt bank account. Pursuant to these rules and regulations, measured with the traditional approach before PBOC Circular 9 (as defined hereunder), the maximum amount of the aggregate of (i) the outstanding balance of foreign debts with a term not longer than one year, or the short-term foreign debt balance, and (ii) the accumulated amount of foreign debts with a term longer than one year, or the medium and long-term foreign debt amount, of an FIE shall not exceed the difference between its registered total investment and its registered capital, or Total Investment and Registered Capital Balance; in particular, for the foreign debt scale of foreign-funded investment companies, if the registered capital is not less than US$30 million but less than US$100 million, the sum of the short-term foreign debt balance and the medium and long-term foreign debt amount shall not exceed 4 times of the paid-in capital; if the registered capital is not less than US$100 million, the sum of the short-term foreign debt balance and the medium and long-term foreign debt amount shall not exceed 6 times of the paid-in capital.

On January 12, 2017, the PBOC promulgated the Notice of the People’s Bank of China on Matters concerning the Macro-Prudential Management of Full-Covered Cross-Border Financing, or PBOC Circular 9, which sets forth an upper limit for PRC entities, including FIEs and domestic enterprises, regarding their foreign debts. Pursuant to PBOC Circular 9, the outstanding cross-border financing of an enterprise (the outstanding balance drawn) shall not exceed 200% of its net assets. In March 2020, the PBOC and SAFE issued the Notice on Adjustments to Comprehensive Macro-prudential Regulation Parameters for Cross-border Financing, further increasing outstanding cross-border financing for enterprises to 250% of its net assets, or Net Asset Limit. FIEs can choose to calculate their maximum amount of foreign debts based on either (i) the Total Investment and Registered Capital Balance, or (ii) the Net Asset Limits. In addition, a foreign debt with a term longer than one year must be filed with the NDRC before the debt issuance, and the issuer shall submit the foreign debt information to the NDRC within 10 business days from completion of each debt issuance according to the Circular on Promoting the Reform of Filing and Registration Administrative Regime for the Foreign Debt Issuance by the NDRC.

Regulations on Dividend Distribution

The principal laws and regulations regulating the dividend distribution of dividends by foreign-invested enterprises include the Company Law, as last amended in 2018, and the Foreign Investment Law, which came into effect on January 1, 2020. Under the current regulatory regime, foreign-invested enterprises may pay dividends only out of their retained earnings, if any, determined in accordance with PRC accounting standards and regulations. A PRC company is required to set aside as statutory reserve funds at least 10% of its after-tax profit, until the cumulative amount of such reserve funds reaches 50% of its registered capital unless laws regarding foreign investment provide otherwise. A PRC company shall not distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.

M&A Rules and Overseas Listing

On August 8, 2006, six PRC governmental and regulatory agencies, including the Ministry of Commerce and the China Securities Regulatory Commission, or the CSRC, promulgated the Rules on Acquisition of Domestic Enterprises by Foreign Investors, or the M&A Rules, governing the mergers and acquisitions of domestic enterprises by foreign investors and was amended on June 22, 2009. The M&A Rules, among other things, requires that if an overseas company established or controlled by PRC companies or individuals, or PRC Citizens, intends to acquire equity interests or assets of any other PRC domestic company affiliated with the PRC Citizens, such acquisition must be submitted to the Ministry of Commerce for approval. The M&A Rules also requires that an offshore SPV formed for overseas listing purposes and controlled directly or indirectly by the PRC Citizens shall obtain the approval of the CSRC prior to overseas listing and trading of such SPV’s securities on an overseas stock exchange.

Malaysia Regulations

Regulations on Business Licenses

Local Government Act 1976

The Local Government Act 1976 empowers every local authority to grant a license or permit for any trade, occupation or premises and such license shall be subject to such conditions and restrictions as the local authority may prescribe. The license is typically renewable annually.

Regulations on Operations and Facilities

Street, Drainage and Building Act 1974

The Street, Drainage and Building Act 1974, or the Street, Drainage and Building Act, requires a principal submitting person to issue a certificate of completion and compliance in accordance with the time, manner and procedure for the issuance of the certificate of completion and compliance as prescribed under the Street, Drainage and Building Act or the by-laws made thereunder. Any person who occupies or permits to be occupied any building or any part thereof without such certificate, shall be liable on conviction to a fine of up to MYR250,000 (US$62,150) and/or to imprisonment for a term of up to ten years.

Fire Services Act 1988

The Fire Services Act 1988, or the Fire Services Act, provides, among others, for the protection of persons and property from fire risks or emergencies. Under the Fire Services Act, every designated premises under the Fire Services (Designated Premises) Order 1998 shall require a fire certificate issued by the Director General of Fire and Rescue. The fire certificate is renewable annually. Where there is no fire certificate in force in respect of any designated premises, the owner of the premises shall be liable on conviction to a fine of up to MYR50,000 (US$12,430) and/or to imprisonment for a term of up to five years.

Occupational Safety and Health Act 1994

Pursuant to the Occupational Safety and Health Act 1994, or the OSHA, which is administered by the Department of Occupational Safety and Health, employers have a duty to ensure, so far as is practicable, the safety, health, and welfare at work of their employees.

The OSHA also requires, among others, a company to: (i) formulate safety and health policy; and (ii) notify the nearest occupational safety and health office of any accident, dangerous occurrence, occupational poisoning or occupational disease which has occurred or is likely to occur at the place of work. Depending on the offenses, an employer who fails to comply with a provision under the Occupational Safety and Health Act may be punishable with a maximum fine of up to MYR50,000 (US$12,430) and/or imprisonment for a maximum term of up to five years. For certain offenses, the employer may even be liable to a further fine for each day during which the offense continues after the conviction.

Environmental Quality Act 1974

The Environmental Quality Act 1974, or the Environmental Quality Act, relates to the prevention, abatement, control of pollution and enhancement of the environment and is enforced by the Department of Environment. The Environmental Quality Act establishes standards for controlling air emissions, industrial effluents, sewage and wastes. Regulations made under the Environmental Quality Act include the Environmental Quality (Scheduled Wastes) Regulations 2005 and Environmental Quality (Clean Air) Regulations 2014.

Depending on the offenses, non-compliance with a provision under Environmental Quality Act may be punishable with a maximum fine of up to MYR500,000 (US$124,301) and/or imprisonment for a maximum term of up to five years. For certain offenses, the offender may be liable to a further fine for each day during which the offense continues after the conviction.

Electricity Supply Act 1990

The Electricity Supply Act 1990 or the ESA, provides for the regulation of the electricity supply industry, the supply of electricity at reasonable prices, the licensing of any electrical installation, the control of any electrical installation, plant and equipment with respect to matters relating to the safety of persons and the efficient use of electricity and for purposes connected therewith.

The ESA requires, among others, that:

•

no person (other than a supply authority or an entity to whom exemption has been granted) shall: (i) use, work or operate or permit to be used, worked or operated any installation; or (ii) supply to or for the use of any other person, electricity from any installation, except under and in accordance with the terms and conditions of a license as may be prescribed authorizing the supply or use, as the case may be;

•	no person shall possess or operate an installation unless the installation is registered on a valid certificate of registration;
•

no installation or electrical plant equipment (other than those owned or managed by a supply authority) shall be worked or operated except by or under the control of persons possessing such qualifications and holding such certificates as may be prescribed, and no person not possessing the qualifications or holding a certificate as aforesaid shall be in charge of any installation or shall control the operation of any electrical plant or equipment; and

•

a non-domestic electrical installation owner or operator registered under the ESA, licensee for retail and licensee for a private installation shall: (i) comply with the Non-Domestic Electrical Installation Safety Code; and (ii) prepare a safety management program within such time as may be directed by the Energy Commission of Malaysia.

Depending on the offences, non-compliance with a provision under the ESA may be punishable with a maximum fine of up to MYR5,000,000 (US$1,243,008) and/or imprisonment for a maximum term of up to ten years. For certain offences, the offender may be liable to a further fine for each day during which the offence continues after the conviction.

Control of Supplies Act 1961

The Control of Supplies Act 1961 or the CSA relates to the control and rationing of supplies and is enforced by the Ministry of Domestic Trade and Consumer Affairs. The CSA limits wholesale or retail dealing in any controlled article unless a person holds such licenses or permits, as the regulations may prescribe.

Under the Control of Supplies Regulations 1974 or the CSR, a wholesaler is not permitted to sell scheduled articles unless: (i) he is authorized in writing by the Controller of Supplies to sell the scheduled article to any purchaser or class of purchasers; or (ii) the purchaser is authorized in writing by the Controller to purchase such scheduled articles. “Schedule article” means any article which is a controlled article as defined in the CSA and includes diesel fuel, kerosene and liquefied petroleum gas.

Depending on the offences, non-compliance with a provision under the CSA may be punishable with a maximum fine of up to MYR5,000,000 (US$1,243,008) and/or imprisonment for a maximum term of up to five years.

Factories and Machinery Act 1967

The Factories and Machinery Act 1967 or the FMA (which is administered by the Department of Occupational Safety and Health) relates to the control of factories with respect to matters relating to safety, health and welfare of persons therein as well as the registration and inspection of machinery and for matters connected therewith.

The Factories and Machinery (Notification, Certificate of Fitness and Inspection) Regulations 1970 or the FMR, requires, amongst others, that the owner of every steam boiler, unfired pressure vessel or hoisting machine (other than a hoisting machine driven by manual power) shall hold a valid certificate of fitness in respect of the same so long as such machinery remains in service.

Depending on the offences, non-compliance with a provision under the FMA may be punishable with a maximum fine of up to MYR250,000 (US$62,150) and/or imprisonment for a maximum term of up to five years. For certain offences, the offender may be liable to a further fine for each day during which the offence continues after the conviction.

Regulations on Intellectual Property Rights

Trademarks Act 2019

Registration of a trademark under the Trademarks Act 2019 grants the registered proprietor the exclusive right to use the trademark and to authorize other persons to use the trademark. The registered proprietor also has the right to obtain relief in the event of any infringement of the registered proprietor’s trademark. A certificate of registration provides prima facie evidence of ownership of the trademark. Registration of a trademark is valid for 10 years from the date of registration and may be renewed for a further period of 10 years.

Copyright Act 1987

Copyright protection in Malaysia is accorded by the Copyright Act 1987. Literary works, musical works, artistic works, films, sound recordings and broadcasts are eligible for copyright protection. The definition of “literary work” includes computer programs. The copyright in a literary work subsists during the life of the author and continues to subsist until the expiry of a period of 50 years after the author’s death. If a literary work had not been published before the death of the author, copyright which subsists in such work continues to subsist for 50 years computed from the beginning of the calendar year next following the year in which the work was first published.

Regulations on Employment

Employment Act 1955

The Employment Act 1955, or the Employment Act, is the principal legislation that governs the employer-employee relations in Peninsular Malaysia. The Employment Act regulates contracts of service, payment of wages, employment of women, maternity protection, rest days, leave and hours of work as well as termination, lay-off and retirement benefits.

The Employment Act defines an employee as a person:

•	irrespective of his occupation, who has entered into a contract of service with an employer under which such person’s wages do not exceed MYR2,000 (US$497) per month; or
•

irrespective of the amount of wages he earns, who has entered into a contract of service with an employer of which he is engaged in, amongst others, (i) manual labor, (ii) the operation or maintenance of any mechanically propelled vehicle operated for the transport of passengers or goods or for reward or for commercial purposes, and (iii) the supervision or oversight of other employees engaged in manual labor.

Immigration Act 1959/1963

The Immigration Act 1959/1963, or the Immigration Act, provides that no person other than a citizen shall enter Malaysia unless: (i) he is in possession of a valid entry permit lawfully issued to him; (ii) his name is endorsed upon a valid entry permit, and he is in the company of the holder of the permit; (iii) he is in possession of a valid pass lawfully issued under the Immigration Act to him to enter Malaysia; or (iv) he is exempted by an order made under the Immigration Act.

The Immigration Act further prohibits the employment of persons other than a citizen or a holder of an entry permit, who is not in possession of a valid pass.

Employment (Restriction) Act 1968

The Employment (Restriction) Act 1968, or the Employment (Restriction) Act, provides for the restriction of employment in certain business activities in Malaysia of persons who are not citizens and the registration of such persons and for matters connected therewith. The Employment (Restriction) Act prohibits a person from employing a non-citizen of Malaysia unless there has been issued in respect of that person a valid employment permit. By the Employment (Restriction) (Exemption) Order 1972, persons not being citizens holding employment or work passes issued under the provisions of the Immigration Regulations 1963 are exempted from the provisions of the Employment (Restriction) Act.
Employees Provident Fund Act 1991

The Employees Provident Fund Act 1991, or the Employees Provident Fund Act, provides for the law relating to a scheme of savings for employees’ retirement. Under the Employees Provident Fund Act, both employers and employees shall pay monthly contributions based on the amount of wages received by the employee at the rate set out in the Employees Provident Fund Act. Any person being an employer who fails to pay any contributions which he is liable under the Employees Provident Fund Act to pay in respect of or on behalf of any employee in respect of any month shall be guilty of an offense and shall, on conviction, be liable to a fine of up to MYR10,000 (US$2,486) and/or to imprisonment for a term of up to three years. Where any contributions remain unpaid by a company, the directors of that company (including the directors during the period the contributions were liable to be paid), shall together with the company be jointly and severally liable for payment of the contributions.

Employees’ Social Security Act 1969

The Employees’ Social Security Act 1969, or the SOCSO Act, deals with the provision of social security in certain contingencies. The Social Security Organization, or the SOCSO, was established under the SOCSO Act to administer the SOCSO Act. The SOCSO Act applies to any business, trade, undertaking, manufacture or calling of employers having one or more employees.

All employees in industries to which the SOCSO Act applies are required to be insured. It is the obligation of the principal employer to pay in respect of every employee, both the employer’s contribution and the employee’s contribution to SOCSO. In the event of invalidity, disablement or employment injury, the insured person and their dependents are entitled to certain benefits under the SOCSO Act.

Employment Insurance System Act 2017

The Employment Insurance System Act 2017, or the Employment Insurance System Act provides for the establishment of an employment insurance system administered by SOCSO to provide certain benefits and a re-employment placement program for insured persons in the event of loss of employment.

All employees in the industries to which the Employment Insurance System Act applies shall be registered and insured by the employers. Under the Employment Insurance System Act, both employers and employees are required to contribute to the employment insurance system. An insured person who considers that he has lost his employment shall submit an application to claim for benefits to SOCSO within 60 days from the date he considers that he has lost his employment. After SOCSO determines the insured person has lost his employment and the contributions qualifying conditions are fulfilled (the fulfillment of which depends on the number of past claims and contributions made preceding to the loss of employment) in respect of a claim for benefits by an insured person, SOCSO shall approve the claim for benefits and determine the relevant benefits to be provided to the insured person

Minimum Wages Order 2020

By the Minimum Wages Order 2020, or the Minimum Wages Order, effective February 1, 2020, the minimum wage for employees in Malaysia whose place of employment is within the city council or municipal council areas as specified in the Schedule of the Minimum Wages Order is MYR1,200 (US$298) a month. The minimum wage for employees whose place of employment is in any areas other than those city council or municipal council specified in the Schedule is MYR1,100 (US$273) a month. Employer’s failure to comply with the minimum wage requirement may result in a fine of not more than MYR10,000 (US$2,486) for each employee. The Malaysian court may also order the employer to pay each employee the difference between statutory minimum wages and the employee’s basic wages paid by the employer to the employee, including outstanding differences.

Industrial Relations Act 1967

Industrial Relations Act 1967, or the Industrial Relations Act, provides for the regulation of the relations between employers and workmen and their trade unions and the prevention and settlement of any differences or disputes arising from their relationship and generally to deal with trade disputes. Matters relating to trade disputes, including constructive dismissal and retrenchment may be referred by the Minister of Human Resources to the Industrial Court. Under the Industrial Relations Act, an employer may not terminate the employment of an employee without just cause and excuse, regardless of the express provisions in the terms of employment.

Pembangunan Sumber Manusia Berhad Act 2001

The Pembangunan Sumber Manusia Berhad Act 2001, or the HRDF Act, provides for the imposition and collection of a human resources development levy for the purpose of promoting the training and development of employees, apprentices and trainees, the establishment and the administration of the Human Resource Development Fund by Pembangunan Sumber Manusia Berhad. The HRDF Act requires every employer to whom the HRDF Act applies, which includes employers in the information system sector that employ ten or more employees, to register with Pembangunan Sumber Manusia Berhad. The HRDF Act requires relevant employers to pay a human resource development levy in respect of each of its employees at the rate of one per centum of the monthly wages of the employee. Failure to pay levy is an offense and the relevant employer may be liable to a fine of up to MYR20,000 (US$4,972) and/or to imprisonment for a term of up to two years.

Regulations on Foreign Exchange Control

Financial Services Act 2013

The Financial Services Act 2013, or the Financial Services Act, empowers the Central Bank of Malaysia (Bank Negara Malaysia), or BNM, to safeguard the balance of payments position and the value of the currency of Malaysia. In connection with this power, the Financial Services Act prohibits a person from undertaking various transactions except with the written approval of BNM. These transactions include the buying, selling, exchanging, borrowing or lending of foreign currency and the borrowing or lending of Malaysian Ringgit between non-residents or between a resident and a non-resident or retaining or using of Malaysian Ringgit by a non-resident and the making of payment by a person to another person other than payment in Malaysian Ringgit between residents in Malaysia or payment in foreign currency between non-residents outside of Malaysia.

By a series of notices issued by BNM, BNM has granted certain permissions in respect of some of the said prohibited transactions, albeit in some cases, subject to certain conditions being fulfilled. This includes permission for a non-resident to repatriate funds from Malaysia, including any income earned or proceeds from divestment of ringgit asset, provided that the repatriation is made in foreign currency.

Regulations on Data Center Operation and Cybersecurity

There is no specific or dedicated legislation governing cybersecurity and data center operation in Malaysia. However, cybersecurity requirements are provided under various laws as follows:

Communications and Multimedia Act 1998

The Communications and Multimedia Act 1998, or the Communications and Multimedia Act, is the main legislation in Malaysia which regulates the converging communications and multimedia industries and for incidental matters related thereto. The Communications and Multimedia Act sets out the licensing regime for persons carrying out licensable activities under the Communications and Multimedia Act (i.e. network facilities providers, network service providers, applications service providers and content applications service providers), and also regulates those utilizing the services provided by the Communications and Multimedia Act licensees.

While the Communications and Multimedia Act does not specifically regulate data centers, the Communications and Multimedia Act is relevant insofar as it regulates information security and network reliability and integrity in Malaysia. In this regard, the Communications and Multimedia Act generally prohibits the use of network facilities or network services for the commission of any offense under Malaysian laws, prohibits fraudulent or improper use of network facilities or network services, prohibits the use and possession of counterfeit access devices, prohibits use of equipment or devices in order to obtain unauthorized access to any network services and prohibits interception of any communications unless with lawful authority.

Breach of any of the provisions in the Communications and Multimedia Act may render a person liable, upon conviction, to a fine ranging between MYR50,000 (US$12,430) to MYR500,000 (US$124,301) or imprisonment term of one to five years, or both.

The Communications and Multimedia Act is under the regulatory purview of the Malaysian Communications and Multimedia Commission, or the MCMC.

MCMC Technical Code on Specification for Green Data Centers

Pursuant to section 95 of the Communications and Multimedia Act, the MCMC registered and issued the Technical Code on Specification for Green Data Centers, or the Technical Code, which is the voluntary industry code developed by the technical standards forum of the industry, in order to provide the minimum requirements and best practices for green data centers (i.e. server facilities utilizing energy-efficient technologies) and establishing policies, systems and processes to improve the energy efficiency of data centers and at the same time reducing the carbon footprint of the industry.

The Technical Code is developed as a guidance for private, government and commercial data centers.

Compliance with the Technical Code is not mandatory, unless specifically directed by the MCMC (section 98 and section 99 of the Communications and Multimedia Act). Compliance with the Technical Code also acts as a legal defense against any prosecution, action or proceeding of any nature, whether in a court or otherwise, regarding a matter dealt with in the Technical Code (section 98(2) of the Communications and Multimedia Act). Failure to comply with a direction of the MCMC to comply with the Technical Code may render the person liable, upon conviction, to a fine not exceeding MYR200,000 (US$49,720).

Computer Crimes Act 1997

The Computer Crimes Act 1997 provides for offenses relating to the misuse of computers and criminalizes the act of gaining unauthorized access into computers or networks, spreading of malicious codes, such as viruses, worms and Trojan horses, unauthorized modification of any program or data on a computer as well as wrongful communication of any means of access to a computer to an unauthorized person. Depending on the type of offense committed, the fine for a convicted offense ranges from MYR25,000 (US$6,215) to MYR150,000 (US$37,290) or imprisonment term of three to ten years, or both.

Penal Code

In cases where computer or Internet-related crime activities are involved, but do not specifically fall within the ambit of any of the previous mentioned statutes, such as online fraud, cheating, theft, criminal defamation, intimidation, gambling and pornography, such offenses may be charged under the Penal Code, which is the primary legislation dealing with criminal offenses in Malaysia.

Evidence Act 1950

Section 114A of the Evidence Act 1950 raises a legal presumption that any owner, host, administrator, or any person who in any manner facilitates the publication (including any registered subscriber of a network service), is presumed to be the publisher of the publication, unless the contrary is proved. Based on the broad scope of this section, there is legal risk or potential liability on data centers in respect of publication of unlawful/illegal content hosted on its servers.

Regulations on COVID-19

Prevention and Control of Infectious Diseases Act 1988

The Prevention and Control of Infectious Diseases Act 1988, or the Prevention and Control of Infectious Diseases Act, and its subsidiary legislations provide for laws relating to the prevention and control of infectious diseases in Malaysia. Further to the Prevention and Control of Infectious Diseases Act, the Minister of Health declared on March 18, 2020 that all states and federal territories of Malaysia were threatened with an epidemic of COVID-19, and pursuant thereto, required non-essential services business premises to be closed. This order was relaxed on May 4, 2020, after which certain business premises were permitted to open subject to compliance with stringent standard operating procedures. Commencing from June 10, 2020, most business premises are permitted to operate subject to compliance with their respective standard operating procedures. The Malaysian government has from time to time imposed and may in the future impose different degrees of travel restriction and lockdown orders on different states depending on the COVID-19 situation in Malaysia.

Temporary Measures for Reducing the Impact of Coronavirus Disease 2019 (COVID-19) Act 2020

The Temporary Measures for Reducing the Impact of Coronavirus Diseases 2019 (COVID-19) Act 2020, or the Temporary Measures COVID-19 Act, provides for certain temporary measures to reduce the impact of COVID-19 and modifies relevant provisions in 16 pieces of legislation. Except where specific periods of operation have been provided in respect of relevant Parts of the Temporary Measures COVID-19 Act, this legislation shall remain in operation for a period of two years commencing from October 23, 2020, and this period may be extended by the Prime Minister by order published in the Gazette. Some of the modifications are retrospective in nature.

The Temporary Measures COVID-19 Act provides that the inability of any party or parties to perform any contractual obligation (arising from any of the categories of contracts specified in the schedules to the Temporary Measures COVID-19 Act) between March 18, 2020 and June 30, 2021 due to measures prescribed, made or taken under the Prevention and Control of Infectious Diseases Act to control or prevent the spread of COVID-19, shall not give rise to the other party or parties exercising his or their rights under such contracts. Notwithstanding this, any contract terminated, any deposit or performance bond forfeited, any damages received, any legal proceedings, arbitration or mediation commenced, any judgment or award granted and any execution carried out for the period from March 18, 2020 until October 23, 2020 shall be deemed to have been validly terminated, forfeited, received, commenced, granted or carried out.

India Regulations

The Information Technology Act

The Information Technology Act, 2000, as amended, or the IT Act, has been enacted, inter alia, to provide legal recognition for transactions carried out by means of electronic data interchange and other means of electronic communication. Additionally, the IT Act also provides for civil and criminal liabilities including fines and imprisonment in case of infringements. These include offenses relating to unauthorized access to computer systems. It creates liability for failure to protect sensitive personal data and gives protection to intermediaries in respect of third party information liability. The IT Act creates liability on a body corporate which is negligent in implementing and maintaining reasonable security practices and procedures, and thereby causing wrongful loss or wrongful gain to any person, while possessing, dealing or handling any sensitive personal data or information in a computer resource owned, controlled or operated by it.

The Department of Information and Technology under the Ministry of Communications & Information Technology, Government of India, had notified the Information Technology (Reasonable security practices and procedures and sensitive personal data or information) Rules, 2011, as amended, or the Data Privacy Rules which give directions for the collection, disclosure, transfer and protection of sensitive personal data or information by a body corporate or any person acting on behalf of a body corporate. The Data Privacy Rules also require the body corporate to provide a privacy policy for handling of or dealing in personal information, including sensitive personal data or information. According to the Data Privacy Rules, the sensitive personal data or information shall not be disclosed by the body corporate to any third party without obtaining prior permission from the provider.

Further, the Personal Data Protection Bill, 2019, or the Data Protection Bill, which is proposed to be passed and enacted by the Indian Parliament, inter alia, seeks to create a framework for implementing organizational and technical measures in processing personal data and sets out guidelines/ obligations for a data fiduciary in this regard. The Data Protection Bill also seeks to lay down norms for cross-border transfer of personal data and to ensure the accountability of entities processing personal data. The Data Protection Bill also seeks to provide remedies for unauthorized and harmful processing, and proposes to establish a Data Protection Authority of India for the said purposes and for matters connected therewith or incidental thereto.

Regulations on Environment Protection

Our business in India is subject to various environment laws, including the Environment (Protection) Act, 1986, as amended, as the operation of our establishments (including usage of diesel generator sets) might have an impact on the environment in which they are situated. The basic purpose of the statutes given below is to control, abate and prevent pollution. In order to achieve these objectives, Pollution Control Boards, which are vested with diverse powers to deal with water and air pollution, have been set up in each state. The Pollution Control Boards are responsible for setting the standards for maintenance of clean air and water, directing the installation of pollution control devices in industries and undertaking inspection to ensure that industries are functioning in compliance with the prescribed standards. These authorities also have the power of search, seizure and investigation. Many industries are required to obtain consent orders from the Pollution Control Boards which are required to be renewed regularly.

Water (Prevention and Control of Pollution) Act

Water (Prevention and Control of Pollution) Act, 1974, as amended, or the Water Act, prohibits the use of any stream or well for the disposal of polluting matter in violation of the standards set down by the State Pollution Control Board, or the State PCB. The Water Act also provides that the consent of the State PCB must be obtained prior to the opening of any new outlets or discharges, or an industry, operation, or process, or any treatment and disposal system, which is likely to discharge sewage or effluent on land or into a stream, well or sewer.

Air (Prevention and Control of Pollution) Act

Air (Prevention and Control of Pollution) Act, 1981, as amended, or the Air Act, requires that any person operating an industrial plant (emitting air pollutants in the atmosphere) in specified areas must apply in a prescribed form and obtain consent from the State PCB prior to commencing any activity. The consent may contain conditions relating to specifications of pollution control equipment to be installed.

The Hazardous and Other Wastes (Management and Transboundary Movement) Rules

The Hazardous and Other Wastes (Management and Transboundary Movement) Rules, 2016, or the Hazardous Waste Rules, regulate the management, treatment, storage and disposal of hazardous waste by imposing an obligation on every occupier and operator of a facility generating hazardous waste, including used oil from diesel generator sets, among others, to obtain an authorization from the relevant State PCB and to dispose of such waste without harming the environment.

Information Technology and Information Technology Enabled Services Policy

State governments have announced information technology and information technology enabled services policies, such as Maharashtra’s Information Technology Information Technology Enabled Services Policy, 2015, or the Maharashtra IT/ITES Policy, to establish the state as preferred investment destination. One of the strategic drivers of the Maharashtra IT/ITES Policy is promotion of data centers. It further provides that data centers will be covered under essential services and maintenance legislation as an essential service considering the nature and importance of operations involved which cannot be interrupted, and that information technology information technology enabled services units will continue to benefit from relaxation under the shops and establishment legislation with regard to working hours, work shifts and employment of women. The Maharashtra IT/ITES Policy proposed certain fiscal incentives to be provided under separate budgetary head (non-plan) for this purpose, which, inter alia, include (i) exemption from payment of stamp duty; (ii) exemption from payment of electricity duty; (iii) levy of property tax at par with residential rates as applicable in the relevant jurisdictions; (iv) exemption from entry tax; and (v) setting-up information technology information technology enabled services units in any zone for import of specified goods; and (vi) permission to work 24x7x365 days without any close down (except certain exigencies arising wherein the state or central government thinks it fit to keep the operation in suspension). The Maharashtra IT/ITES Policy provides for requirement of registration of information technology/information technology enabled services units and certain eligibility criteria for coverage of data centers under the policy.

Municipality Laws

State governments are empowered to endow municipalities with such powers and authority as may be necessary to enable them to perform functions in relation to permitting the carrying on of trade and operations. Accordingly, State governments have enacted laws, such as the Mumbai Municipal Corporation Act, 1888, as amended, authorizing municipalities to regulate use of premises, including rules for issuance of a trade license to operate, along with prescribing penalties for non-compliance. Further, municipal laws require a person to obtain approval of layout and completion cum occupancy certificate for erection of and alteration to a building.

Electricity Laws

Our business in India is subject to compliance with various provisions of the Electricity Act, 2003, as amended and the regulations thereunder wherever applicable, including the Central Electricity Authority (Measures relating to Safety and Electric Supply) Regulations, 2010, as amended in relation to, among others, installation of diesel generator sets and sanction for power loads. The Central Electricity Authority (Measures relating to Safety and Electric Supply) Regulations, 2010, as amended provide safety provisions for electrical installations and apparatus of certain voltage, including approval by electrical inspector and self-certification by the owner or supplier or consumer in relation to the electrical installation. The Electricity Act, 2003, as amended, among others, prescribes penalties for non-compliance.

Regulations on Intellectual Property Rights

Certain laws relating to intellectual property rights, such as copyright protection under the Copyright Act, 1957, as amended, or the Copyright Act and trademark protection under the Trade Marks Act, 1999, as amended, or the Trade Marks Act, are also applicable to us in India. The Copyright Act governs copyright protection in India. Even while copyright registration is not a prerequisite for acquiring or enforcing a copyright in an otherwise copyrightable work, the Register of Copyrights under the Copyright Act acts as a prima facie evidence of the particulars entered therein. The Trade Marks Act provides for the procedure for making an application and obtaining registration of trademarks in India. The purpose of the Trade Marks Act is to grant exclusive rights to marks such as a brand, label and heading, and to obtain relief in case of infringement. The Trademarks Act prohibits registration of deceptively similar trademarks and chemical compound, among others. It also provides for penalties for infringement, falsifying and falsely applying trademarks.

Regulations on Employment

Under the provisions of shops and establishments legislations applicable in different states, such as the Maharashtra Shops and Establishments (Regulation of Employment and Conditions of Service) Act, 2017, as amended, certain commercial establishments are required to be registered. Such legislations regulate the working and employment conditions of workers employed in shops and commercial establishments and provide for fixation of working hours, rest intervals, overtime, holidays, leave, termination of service, maintenance of shops and establishments and other rights and obligations of the employers and employees.

The various other labor and employment related legislations that may apply to our business activities in India, from the perspective of protecting the workers’ rights and specifying registration, reporting and other compliances, and the requirements that may apply as an employer, would include the following (each as amended):

•	The Child and Adolescent Labor (Prohibition and Regulation) Act, 1986;
•

The Code of Wages, 2019 (the Code on Wages, 2019, once respective provisions are notified, will repeal the Equal Remuneration Act, 1976, the Minimum Wages Act, 1948, the Payment of Bonus Act, 1965 and the Payment of Wages Act, 1936);

•

The Code on Social Security 2020 (the Code on Social Security, 2020, once respective provisions are notified, will repeal the Employee’s Compensation Act, 1923, the Employees’ Provident Fund and Miscellaneous Provisions Act, 1952, the Employees’ State Insurance Act, 1948, the Payment of Gratuity Act, 1972 and the Maternity Benefit Act, 1961);

•	The Industrial Relations Code, 2020 (the Industrial Relations Code, 2020, once respective provisions are notified will repeal the Industrial Disputes Act, 1947);
•

The Occupational Safety, Health and Working Conditions Code, 2020 (the Occupational Safety, Health and Working Conditions Code, 2020, once respective provisions are notified, will repeal the Contract Labour (Regulation and Abolition) Act);

•	The Sexual Harassment of Women at Workplace (Prevention, Prohibition, and Redressal) Act, 2013.

Regulations on Foreign Investment and Acquisition and Transfer of Immoveable Property in India and outside India

The foreign investment in India is governed, among others, by the Foreign Exchange Management Act, 1999, the Foreign Exchange Management (Non-debt Instruments) Rules, 2019, or the FEMA Non-Debt Rules, and the Consolidated FDI Policy (effective from October 15, 2020) issued by the Department for Promotion of Industry and Internal Trade, Ministry of Commerce and Industry, Government of India, or the FDI Policy, each as amended. The FEMA Non-Debt Rules were enacted on October 17, 2019 in supersession of the Foreign Exchange Management (Transfer or Issue of Security by a Person Resident Outside India) Regulations, 2017, except as respects to things done or omitted to be done before such supersession. Further, the Reserve Bank of India has enacted the Foreign Exchange Management (Mode of Payment and Reporting of Non-Debt Instruments) Regulations, 2019 on October 17, 2019 which regulate mode of payment and remittance of sale proceeds, among others.

The FEMA Non-Debt Rules provide that a person resident outside India (other than a citizen of Pakistan or Bangladesh) or an entity incorporated outside India (other than an entity incorporated in Pakistan or Bangladesh), not being a foreign portfolio investor or a foreign venture capital investor, may contribute to the capital of a limited liability partnership operating in sectors or activities where foreign investment up to 100% is permitted under automatic route and there are no foreign direct investment linked performance conditions. Foreign direct investment linked performance conditions, under the FEMA Non-Debt Rules, is defined to mean the sector specific conditions specified in Schedule I of such rules for companies receiving foreign investment. 100% foreign investment under the automatic route, without requiring prior governmental approval, is permitted in the information technology/information technology enabled services sector.

The FDI Policy and the FEMA Non-Debt Rules prescribe the method of calculation of total foreign investment (direct foreign investment and indirect foreign investment) in an Indian company. In relation to indirect foreign investment, the FEMA Non-Debt Rules prescribe that indirect foreign investment refers to downstream investment received by an Indian entity from: (i) another Indian entity which has received foreign investment and (a) the Indian entity is not owned and not controlled by resident Indian citizens, or (b) is owned or controlled by persons resident outside India; or (ii) an investment vehicle whose sponsor or manager or investment manager (a) is not owned and not controlled by resident Indian citizens or (b) is owned or controlled by persons resident outside India.

The FEMA Non-Debt Rules provide that an Indian entity which has received indirect foreign investment is required to comply with the entry route, sectoral caps, pricing guidelines and other attendant conditions as applicable for foreign investment. Further, downstream investment by a limited liability partnership not owned and not controlled by resident Indian citizens or owned or controlled by resident outside India is allowed in an Indian company operating in sectors where foreign investment up to 100% is permitted under automatic route and there are no foreign direct investment linked performance conditions.

In terms of Press Note 3 of 2020, dated April 17, 2020, issued by the Department for Promotion of Industry and Internal Trade, Government of India, all investments under the foreign direct investment route by entities of a country which shares land border with India or where the beneficial owner of an investment into India is situated in or is a citizen of any such country will require prior approval of the Government of India. Further, in the event of transfer of ownership of any existing or future foreign direct investment in an entity in India, directly or indirectly, resulting in the beneficial ownership falling within the aforesaid restriction/purview, such subsequent change in the beneficial ownership will also require approval of the Government of India. Furthermore, on April 22, 2020, the Ministry of Finance, Government of India has also made similar amendment to the FEMA Non-Debt Rules. Furthermore, on December 8, 2020, the Ministry of Finance, Government of India, by way of another amendment to the FEMA Non-Debt Rules clarified that, a multilateral bank or fund, of which India is a member, will not be treated as an entity of a particular country nor will any country be treated as the beneficial owner of the investments of such bank or fund in India. While the term “beneficial owner” is defined under the Prevention of Money-Laundering

(Maintenance of Records) Rules, 2005, the General Financial Rules, 2017 and the Master Direction – Know Your Customer (KYC) Directions, 2016 issued by the Reserve Bank of India, and the term “significant beneficial owner” is defined under the Companies (Significant Beneficial Owners) Rules, 2018, neither the Consolidated FDI Policy, 2020 nor the  FEMA Non-Debt Rules currently provide a definition of the term “beneficial owner”. While it is possible that clarifications may come forth from the Government of India in future in this regard, there is no assurance of the same and in absence thereof, the ambiguity regarding the interpretation of “beneficial owner” under Press Note 3 of 2020 and enforcement of this regulatory change would continue. Further, there is uncertainty regarding the timeline within which the said approval from the Government of India may be obtained, if at all.

Further, in addition to the Transfer of Property Act, 1882 and jurisdictional municipal laws, (a) acquisition and transfer of immovable property in India by persons resident outside India is primarily governed by the Foreign Exchange Management Act, 1999, the FEMA Non-Debt Rules, and the circulars and notifications issued thereunder; and (b) acquisition and transfer of immovable property situated outside India by persons resident in India is primarily governed by the Foreign Exchange Management Act, 1999, the Foreign Exchange Management (Acquisition and Transfer of Immovable Property Outside India) Regulations, 2015, and the circulars and notifications issued thereunder. Further, the Reserve Bank of India has also issued directions under the Foreign Exchange Management Act, 1999 on acquisition of immovable property which are compiled in the Master Direction - Acquisition and Transfer of Immovable Property under Foreign Exchange Management Act, 1999 dated January 1, 2016, as amended issued by the Reserve Bank of India or the Property Master Direction. Any transfer of property not covered in the Property Master Direction will require the prior permission of the Reserve Bank of India.

The Property Master Direction, amongst others, provides (a) that no person being a citizen (including both natural persons and legal entities) of Pakistan, Bangladesh, Sri Lanka, Afghanistan, China, Iran, Nepal, Bhutan, Hong Kong or Macau or Democratic People’s Republic of Korea without prior permission of the Reserve Bank of India will acquire or transfer immovable property in India, other than on lease not exceeding five years; (b) for acquisition of immovable property in India by persons resident outside India for carrying on certain permitted activities; and (c) that a company incorporated in India having overseas offices, may acquire immovable property outside India for its business and for residential purposes of its staff, provided that total remittances do not exceed the limits prescribed for initial and recurring expenses.

C.	Organizational Structure

The following diagram illustrates our corporate structure as of the date of this annual report, including our significant subsidiaries, significant VIEs and VIE’s principal subsidiaries.

____________

Notes:

(1)

Shareholders of Sitan (Beijing) are Mr. Chen Qian and Mr. Fei Xu, our nominee shareholders. Mr. Chen Qian and Mr. Fei Xu are employees of affiliates of one of our principal shareholders, Bain Capital Entities.

(2)	Shareholders of Hebei Qinshu are Mr. Chen Qian and Mr. Fei Xu, our nominee shareholders.

(3)

The four subsidiaries are Chindata (Shenzhen) Co., Ltd., Chindata (Beijing) Co., Ltd., Sidake Hebei Data Science and Technology Co., Ltd. and Datong Sitan Data Science and Technology Co., Ltd., all of which are wholly-owned by Sitan (Beijing) Data Science and Technology Co., Ltd. to hold VATS licenses.

(4)

The twenty-one subsidiaries are Huailai Qinhuai Data Technology Co., Ltd., Huailai Qinhuai Data Science and Technology Co., Ltd., Huailai Sidahui Data Co., Ltd., Huailai Sidayuan Data Co., Ltd., Huailai Sidage Data Co., Ltd., Huailai Sidake Data Co., Ltd., Huailai Sidarui Data Co., Ltd., Huailai Sidasheng Data Co., Ltd., Huailai Sidaming Data Co., Ltd., Huailai Sidayu Data Co., Ltd., Huailai Sidazhi Data Science and Technology Co., Ltd., Huailai Sidadong Data Co., Ltd., Huailai Sidazheng Data Co., Ltd., Huailai Sidahua Data Co., Ltd., Beijing Zhonghuanyutong Architectural Design Co., Ltd., Huailai Sidaduo Data Co., Ltd., Huailai Sidaxin Data Co., Ltd., Huailai Sidahao Data Co., Ltd., Huailai Sidajun Data Co., Ltd., Huailai Sidaqi Data Co., Ltd. and Huailai Sidashi Data Co., Ltd., all of which are wholly-owned by Hebei Stack Data Technology Investment Co., Ltd.

(5)

The seven subsidiaries are Datong Qinling Information Science and Technology Co., Ltd., Huailai Qinyuan Information Science and Technology Co., Ltd., Huailai Qinrui Information Science and Technology Co., Ltd., Huailai Qinsang Information Science and Technology Co., Ltd., Huailai Sida Data Science and Technology Co., Ltd., Jiangsu Qintong Data Science and Technology Co., Ltd. and Zhangjiakou Qinming Information Science and Technology Co., Ltd., all of which are wholly-owned by Hebei Qinshu Information Science and Technology Co., Ltd. to hold or obtain VATS licenses.

(6)

The five subsidiaries are Jiangsu Sidage Data Science and Technology Co., Ltd., Nantong Sidake Data Co., Ltd., Chindata (Jiangsu) Science and Technology Co., Ltd., Nantong Sidajie Information Technology Co., Ltd. and Nantong Sidayun Information Technology Co., Ltd., all of which are wholly-owned by Nantong Stack Data Technology Co., Ltd.

(7)

The twelve subsidiaries are Datong Sidake Data Co., Ltd., Datong Sidage Data Co., Ltd., Datong Sidayun Data Co., Ltd., Datong Sidahao Data Co., Ltd., Datong Sidachen Data Co., Ltd., Datong Sidawen Data Co., Ltd. , Datong Sidayu Data Co., Ltd., Datong Qinhuai Data Co., Ltd., Datong Sidatai Data Co., Ltd., Datong Sidaying Data Co., Ltd., Datong Sidayi Data Co., Ltd. and Datong Sidajing Data Co., Ltd., all of which are wholly-owned by Datong Qinshu Information Technology Co., Ltd.

(8) The two subsidiaries are Sidake Data Science and Technology (Shanghai) Co., Ltd. and Chindata (Shanghai) Data Science and Technology Co., Ltd., both of which are wholly-owned by Sidage Investment (Shanghai) Co., Ltd.

(9)	The three subsidiaries are Zhangjiakou Sinan Data Co., Ltd., Zhangjiakou Siyue Data Co., Ltd. and Zhangjiakou Siyun Data Co., Ltd., all of which are wholly-owned by Zhangjiakou Sidake Data Co., Ltd.
(10)	The two subsidiaries are Bridge Data Centres Malaysia III Sdn. Bhd. and Bridge Data Centres Malaysia IV Sdn. Bhd., both of which are wholly-owned by Bridge Data Centres Malaysia Holdings III Sdn. Bhd.

Contractual Arrangements with Our VIEs and Their Respective Shareholders

Current PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in value-added telecommunication services. We are a company registered in the Cayman Islands. Our PRC subsidiaries, Suzhou Stack and Hebei Stack, are considered foreign-invested enterprises. To comply with PRC laws and regulations, we primarily conduct our business in China through Sitan (Beijing) and Hebei Qinshu, our VIEs, and their respective subsidiaries, based on a series of contractual arrangements. As a result of these contractual arrangements, we exert effective control over, and are considered the primary beneficiary of, our VIEs and their respective subsidiaries and consolidate their operating results in our financial statements under U.S. GAAP.

The following is a summary of the contractual arrangements by and among Suzhou Stack, Sitan (Beijing), and the shareholders of Sitan (Beijing) and the contractual arrangements by and among Hebei Stack, Hebei Qinshu and the shareholders of Hebei Qinshu. Terms contained in each set of contractual arrangements with our VIEs and their respective shareholders are substantially similar. These contractual arrangements enable us to (i) exercise effective control over our VIEs, (ii) receive substantially all of the economic benefits of our VIEs, and (iii) have an exclusive option to purchase all or part of the equity interests in our VIEs when and to the extent permitted by PRC law.

Power of Attorneys

Pursuant to the power of attorney among our WFOE Suzhou Stack, our VIE Sitan (Beijing) and its shareholders, each shareholder of our VIE Sitan (Beijing) irrevocably undertakes to authorize our WFOE Suzhou Stack or any person designated by our WFOE Suzhou Stack to act as its attorney-in-fact to exercise all of its rights as a shareholder of our VIE Sitan (Beijing), including, but not limited to, the right to propose and attend shareholders’ meetings, vote on any resolution that requires a shareholder vote. The power of attorney will remain in force for so long as the shareholder remains a shareholder of our VIE Sitan (Beijing).

The power of attorney among our WFOE Hebei Stack, our VIE Hebei Qinshu and its shareholders contains terms substantially similar to the power of attorney described above.

Equity Pledge Agreements

Pursuant to the equity pledge agreement among our WFOE Suzhou Stack, our VIE Sitan (Beijing) and its shareholders, the shareholders of our VIE Sitan (Beijing) have pledged 100% equity interests in our VIE Sitan (Beijing) to our WFOE Suzhou Stack to guarantee the performance by our VIE Sitan (Beijing) and shareholders of their obligations under the equity pledge agreement, the exclusive business cooperation agreement, purchase option agreement, the power of attorney. In the event of a breach by any of our VIE Sitan (Beijing) or its shareholders of their contractual obligations under the equity pledge agreement, the exclusive business cooperation agreement, purchase option agreement and the power of attorney, our WFOE Suzhou Stack, as pledgee, will have the right to dispose of the pledged equity interests in our VIE Sitan (Beijing) and will have priority in receiving the proceeds from such disposal. The shareholders of our VIE Sitan (Beijing) also undertake that, without the prior written consent of our WFOE Suzhou Stack, they will not transfer, create or allow any encumbrance on the pledged equity interests. The equity pledge agreements will remain effective until all obligations have been fully performed or all the guaranteed debt is fully settled and repaid. As of the date of this annual report, the equity pledges under the equity pledge agreement have been registered with competent PRC regulatory authority.

The equity pledge agreement among our WFOE Hebei Stack, our VIE Hebei Qinshu and its shareholders contains terms substantially similar to the equity pledge agreement described above.

For risks relating to enforcing the equity pledge agreements, see “Item 3. Key Information—D. Risk Factors — Risks Relating to Our Corporate Structure — Our ability to enforce the equity pledge agreements between us and the shareholders of our VIEs may be subject to limitations based on PRC laws and regulations.”

Exclusive Business Cooperation Agreements

Pursuant to the exclusive business cooperation agreement between our WFOE Suzhou Stack and our VIE Sitan (Beijing), our WFOE Suzhou Stack has the exclusive right to provide our VIE Sitan (Beijing) with complete business support technical and consulting services, including but not limited to technical services, management services, network support, business consultations, intellectual property licenses, equipment or office leasing, marketing consultancy, system integration, product research and development, and system maintenance. Our WFOE Suzhou Stack has the exclusive ownership of intellectual property rights created as a result of the performance of this agreement. Our VIE Sitan (Beijing) agrees not to accept any services subject to this agreement from any third party and agrees to pay our WFOE Suzhou Stack a quarterly service fee at an amount determined by WFOE considering the workload and commercial value of technical services provided to our VIE Sitan (Beijing). This agreement has an initial term of 10 years and shall be automatically extended another 10 years prior to the expiration of the initial term or any extended term unless our WFOE Suzhou Stack issues a written termination notice.

The exclusive business cooperation agreement between our WFOE Hebei Stack and our VIE Hebei Qinshu contains terms substantially similar to the exclusive business cooperation agreement described above.

Purchase Option Agreements

Pursuant to the purchase option agreement among our WFOE Suzhou Stack, our VIE Sitan (Beijing) and its shareholders, the shareholders of our VIE Sitan (Beijing) irrevocably grant our WFOE Suzhou Stack an exclusive option to purchase, or have its designated person purchase, at its discretion, to the extent permitted under PRC law, all or part of its equity interests and/or assets in our VIE Sitan (Beijing), at the lowest price permitted under applicable PRC laws. The shareholders of our VIE Sitan (Beijing) undertake that, without our WFOE Suzhou Stack’s prior written consent, they will not, among other things, (i) supplement, amend or change our VIE Sitan (Beijing)’s business scope and articles of association, (ii) increase or decrease our VIE Sitan (Beijing)’s registered capital or change its structure of share capital, (iii) create any pledge or encumbrance on their equity interests in our VIE Sitan (Beijing), other than those created under the equity pledge agreement, power of attorney and exclusive business cooperation agreement, (iv) transfer or dispose of their equity interests in our VIE Sitan (Beijing) or dispose of or cause the management of our VIE Sitan (Beijing) to dispose of any assets, except in the ordinary course of business, (v) cause our VIE Sitan (Beijing) to declare or distribute dividends, or (vi) appoint or remove any director of our VIE Sitan (Beijing). This agreement will remain effective until all of the equity interests and other assets of our VIE Sitan (Beijing) have been transferred to our WFOE Suzhou Stack and/or its designated person.

The purchase option agreement among our WFOE Hebei Stack, our VIE Hebei Qinshu and its shareholders contains terms substantially similar to the purchase option agreement described above.

In the opinion of our PRC legal counsel, Fangda Partners:

•	the ownership structures of our VIEs and our WFOEs in China do not violate any applicable PRC laws, regulations, or rules currently in effect; and
•

each agreement under the contractual arrangements among our WFOEs, our VIEs and their shareholders is legal, valid, binding and enforceable upon each party to such agreement in accordance with its terms and applicable PRC laws, regulations and rules currently in effect, and do not violate any applicable PRC laws, regulations, or rules currently in effect.

However, our PRC legal counsel has also advised us that there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. Accordingly, the PRC regulatory authorities may ultimately take a view contrary to or otherwise different from the opinion of our PRC legal counsel. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide.

If we or any of our VIEs are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Corporate Structure — If the PRC government deems that our contractual arrangements do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.”

In addition to the contractual arrangements above, Stack Midco Limited entered into financial support undertaking letters with Sitan (Beijing) and Hebei Qinshu. Pursuant to the financial support undertaking letters, Stack Midco Limited undertakes to provide unlimited financial support to Sitan (Beijing) and Hebei Qinshu, to the extent permissible under the applicable PRC laws and regulations, whether or not any such operational loss is actually incurred. Stack Midco Limited will not request repayment of the loans or borrowings if the VIEs or its shareholders do not have sufficient funds or are unable to repay.

D.	Property, Plants and Equipment

Our headquarters are located at Beijing, China. We occupy approximately 6,323 sqm of office space in the aggregate in Beijing, Hebei, Shanxi, Shanghai, Jiangsu and Guangdong. We also have offices in Singapore, Mumbai, India and Cyberjaya, Malaysia, which occupy approximately 188 sqm, 24 sqm and 1,546 sqm of office space, respectively. We lease our premises from unrelated third parties under operating lease agreements.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	Operating Results

Overview

We are the leading carrier-neutral hyperscale data center solution provider in Asia-Pacific emerging markets, focusing on the China, India and Southeast Asia markets. Our data centers are highly integrated, specialized and mission-critical infrastructure used by our clients to analyze, manage and store their most important data, business systems and processes. We operated ten hyperscale data centers in China and one hyperscale data center in Malaysia, and were constructing six data centers in China, one data center in Malaysia and one data center in India as of December 31, 2020.

Our next-generation hyperscale data centers are large, centralized, standardized and modular, capable of supporting a variety of IT infrastructure for large tech leaders. They also represent a new approach to designing and operating data centers to handle complex and high-volume data processing and analytics. Our successful track record demonstrates that our hyperscale data center solutions effectively fulfill the elastic and scaling demand of our clients, many of whom are in stages of rapid growth.

We have experienced rapid growth in recent years. We operated two, six and ten hyperscale data centers in China as of December 31, 2018, 2019 and 2020, respectively, and one hyperscale data center in Malaysia as of each such date. Our data center capacity in service reached 82 MW as of December 31, 2018, 193 MW as of December 31, 2019 and 291 MW as of December 31, 2020, 76%, 87% and 87% of which was contractually committed capacity, respectively. We had an additional 198 MW of capacity under construction as of December 31, 2020.

Our total revenues increased from RMB98.5 million in 2018 to RMB853.0 million in 2019 and RMB1,831.1 million (US$280.6 million) in 2020. Our net loss increased from RMB138.2 million in 2018 to RMB169.7 million in 2019 and RMB283.3 million (US$43.4 million) in 2020. Our adjusted EBITDA was RMB297.5 million in 2019 and RMB852.2 million (US$130.6 million) in 2020, compared to adjusted loss before interest, tax, depreciation and amortization of RMB20.2 million in 2018. We derive a significant portion of revenues from two clients, ByteDance and Wangsu, which has ceased to be a related party of our Company since the completion of the initial public offering on October 2, 2020. In 2019 and 2020, revenues from ByteDance accounted for 68.2% and 81.7% of our total revenues, respectively, and Wangsu accounted for 11.1% and 5.9% of our total revenues, respectively.

Impact of Combination of Our China Business and the Overseas Operations of Bridge

In 2018 and 2019, we underwent a series of transactions to complete Bain Capital’s acquisition of a controlling interest in our China business and the combination of our China business with the business of Bridge in India and Southeast Asia. In 2018, Bain Capital established BCPE Stack Holdings, L.P., or Stack Holdings, a Cayman Islands company, to serve as a holding vehicle of our China business. Stack Midco Limited, a wholly-owned Cayman Islands subsidiary of Stack Holdings, acquired all the equity interest in Chindata Xiamen, a PRC holding company for our China business. Bain Capital’s acquisition of Chindata’s China business was completed on April 26, 2019. On July 15, 2019, we completed the combination of Chindata’s China business and the business of Bridge Data Centres. See “Item 4. Information on the Company - A. History and Development of the Company” for more information.

As a result of the foregoing transactions, the results of operation of Chindata Xiamen have been consolidated into our financial results since April 26, 2019. Prior to the consolidation of Chindata Xiamen’s financial results, Chindata Xiamen had total revenues of RMB320.4 million, cost of revenues of RMB242.9 million, operating expenses of RMB64.5 million and a net loss of RMB25.2 million for 2018. For the period from January 1, 2019 to April 26, 2019, Chindata Xiamen had total revenues of RMB245.4 million, cost of revenues of RMB136.8 million, operating expenses of RMB32.9 million and net income of RMB28.8 million. See Chindata Xiamen’s consolidated financial statements included elsewhere in this annual report for more information about Chindata Xiamen’s historical financial results.

The consolidation of Chindata Xiamen’s businesses contributed to the substantial growth in our total revenues from 2018 to 2019. After the consolidation of Chindata Xiamen in April 2019, our business in China and overseas both grew substantially as a result of our combined data center capacity and client commitments, and shared operational know-how. Post-consolidation, we: (i) operated our business on a combined basis; (ii) shared various expenses, and (iii) ceased to maintain consolidated financial statements of Chindata Xiamen’s on a standalone U.S. GAAP basis.

While the consolidation of Chindata Xiamen has contributed to the increase in our cost of revenues and operating expenses on an absolute basis, our operating expenses as a percentage of our total revenues decreased from 86.0% in 2018 to 35.7% in 2019, partly due to the successful integration of our China and overseas business, and the subsequent economics of scale achieved through the combination. Our operating expenses as a percentage of our total revenues increased from 35.7% in 2019 to 38.5% in 2020. However, we are unable to quantify Chindata Xiamen’s contribution to our cost of revenues and operating expenses since the consolidation because various expenses items, such as benefit expenses for personnel and operating expenses, are shared by the combined business. We expect that the strong performance of our China business will allow us to continue to drive the growth of the combined business in the future. In terms of cost of revenues and operating expenses, we expect to continue to invest in selling and marketing and research and development to promote our brand and to keep abreast of technology developments and client demand. As our combined business continues to grow and capitalize on the synergies of our cross-regional operations, we expect our operating efficiency to continue to improve.

Key Factors Affecting Our Results of Operations

Ability to Secure New Client Commitments and Increase Utilization and Retain Existing Clients

Our revenues are driven by our ability to secure new client commitments. We explore the new business needs of existing clients and help them enter new emerging markets by leveraging our integrated platform. We also actively develop relationships with potential new leading technology companies, and target to acquire new clients such as cloud service providers and Internet companies in Asia or globally. We also strive to optimize our collaboration with our client base to achieve high commitment and utilization rates and build long-term relationships. We focus on obtaining commitments during the construction phase by entering into pre-commitment agreements with clients. Our hyperscale data center clients generally enter into contracts with us for a term of five to ten years. Our results of operations are also influenced by our ability to maintain high utilization of our existing data center capacity.

In addition, the future growth of our business also depends on our ability to retain and deepen partnerships with our existing clients. We have derived in the past, and believe that we will continue to derive in the future, a significant portion of our revenues from a limited number of clients. For example, we derived revenues of RMB581.8 million and RMB1,495.6 million (US$229.2 million) from ByteDance, a leading technology company, accounting for 68.2% and 81.7% of our total revenues in 2019 and 2020, respectively. ByteDance typically signs hyperscale data center service contracts with us for a term of ten years. For a summary of the material terms of our contracts with ByteDance, see “Item 4. Information on the Company — B. Business — Our Clients and Client Ecosystem Development — Material Terms of ByteDance Hyperscale Data Center Agreements.”

We generated revenues of RMB95.1 million and RMB108.8 million (US$16.7 million) from Wangsu, accounting for 11.1% and 5.9% of our total revenues in 2019 and 2020, respectively. Wangsu has ceased to be a related party of our Company since the completion of the initial public offering on October 2, 2020. Historically, we provide retail and wholesale data center colocation services to Wangsu, on the one hand, and make payments to Wangsu for purchases with respect to our colocation services at data centers, such as bandwidth costs and fees for server cabinets, on the other hand. For a summary of the material terms of our contracts with Wangsu, see “Item 4. Information on the Company — B. Business — Our Clients and Client Ecosystem Development — Material Terms of Wangsu Agreements.” Our collaboration with Wangsu is the result of our legacy retail and wholesale data center businesses. As part of our growth strategy, we focus on planning, designing and building hyperscale data centers in Asia-Pacific emerging markets, and providing hyperscale data center solutions to Asian and international cloud service providers and leading technology companies. Consequently, we expect that revenues from Wangsu as a percentage of our total revenues will decrease and become a less significant component of our revenues in the future.

For a discussion of the risks relating to our dependence on a limited number of major clients, see “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business and Industry — Our revenues are highly dependent on a limited number of major clients, and the loss of any such client or any other significant client, or the inability of any such client or any other significant client to make payments to us as due, could have a material adverse effect on our business, results of operations and financial condition.”

Ability to Develop and Operate Additional Hyperscale Data Centers

The growth of our business depends on our ability to successfully develop and operate additional hyperscale data centers to satisfy the growing capacity needs from our clients. We will continue to secure locations for new data centers based on our site selection strategies. We strive to maintain fast delivery times for new data center capacity to quickly satisfy to our clients’ growing demand. We are able to deliver a data center with 36 MW of capacity in China within six months of breaking ground at the site.

Furthermore, our future growth also depends on our ability to continue to expand our next-generation hyperscale data center campuses into new geographic regions in the emerging markets in Asia-Pacific. We plan to expand to other top-tier cities and the surrounding areas in China, and to leverage our integrated platform and success in our existing markets to set the industry standard for hyperscale data centers in emerging markets in Southeast Asia and India and other markets with prominent business opportunities. We believe our ability to secure strategic sites provides us with a significant first mover advantage.

Ability to Maintain and Enhance Construction and Operation Efficiency and Lower Costs

Our results of operations and profitability are affected by our ability to maintain and enhance data center construction and operation efficiency and lower our costs. We will continue to strengthen our capabilities in site planning, design, construction and operation. Our next-generation hyperscale data centers are characterized by centralization of resources, standardization of infrastructure development and modular design philosophy, which enables us to realize economies of scale and reduce costs. We also rely on our patents to rapidly design and construct modules that meet a variety of demand from clients in different industries in a cost-effective manner.

Furthermore, our profitability is dependent on our ability to manage our operating expenses. Our operating expenses consist primarily of general and administrative expenses, research and development expenses and selling and marketing expenses. We expect our operating expenses will increase in absolute amount as our business grows and as we make necessary adjustments to operate as a public company. However, we expect our operating expenses to decrease as a percentage of total revenues as we improve our operating efficiency and as a result of economies of scale.

Pricing Structure and Ability to Optimize Power Usage and Costs

Our results of operations will be affected by our pricing structure and our ability to optimize power usage and costs. We provide our clients with integrated power services. Power costs may be included in the costs for our solutions, or we may charge our clients separately for actual power consumed. Pricing in our hyperscale data centers service agreements contains variable considerations that are primarily based on the usage of capacity. Accordingly, the actual power consumption by our clients during the term of the contract affects our profitability, since power costs constitute a major part of our cost of revenues. We have achieved high power efficiency and are dedicated to improving it continuously. Furthermore, we will continue to lower our power costs by increasing the contribution of low-cost renewable energy in our power usage.

Our Financing Costs

We have historically funded data center development and construction with a mixture of equity and debt financing. The costs of capital affect both our ability to carry out construction projects as planned. High costs of capital push up the costs of data center development and may reduce our profitability if we are unable to pass on such increased costs to our clients by increasing the price of our services.

We expect to continue to fund future developments through debt financing or through the issuance of additional equity securities if necessary and when market conditions permit, and tight credit markets could hamper our expansion. As such our growth strategy depends upon the continued availability of suitable funding in the future.

Key Components of Results of Operations

Revenues

The following table sets forth a breakdown of our revenues, in absolute amounts and as percentages of total revenues, for the periods indicated:

	For the Year Ended December 31,
	2018		2019		2020

	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Revenues:
Colocation services
Third parties	—	—	583,277	68.4	1,618,857	248,100	88.4
Related party	—	—	95,071	11.1	83,054	12,729	4.5
Sub-total	—	—	678,348	79.5	1,701,911	260,829	92.9
Colocation rental	93,423	94.9	128,870	15.1	124,991	19,156	6.8
Others	5,061	5.1	45,792	5.4	4,175	640	0.3
Total Revenues	98,484	100.0	853,010	100.0	1,831,077	280,625	100.0

The following table sets forth a breakdown of the revenues of Chindata Xiamen prior to our combination, in absolute amounts and as percentages of total revenues, for the periods indicated:

	For the Year Ended December 31, 2018		For the Period Ended April 26, 2019
	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Revenues:
Colocation services
Third parties	217,178	67.8	192,597	29,517	78.5
Related party	88,709	27.7	51,191	7,845	20.9
Sub-total	305,887	95.5	243,788	37,362	99.4
Others	14,539	4.5	1,585	243	0.6
Total revenues	320,426	100.0	245,373	37,605	100.0

We derive our revenues primarily from data center colocation services and data center colocation rental.

Colocation Services

•        Revenues from third parties.    Revenues from third parties consists of revenues from colocation services provided at our hyperscale data centers in China and certain of our wholesale data centers in China.

•        Revenues from a related party.    Revenues from a related party consists of revenues from colocation services provided to Wangsu for the period from April 26, 2019 to December 31, 2019 and from January 1, 2020 to October 2, 2020. Wangsu was a controlling shareholder of Chindata Xiamen prior to the combination and is a company controlled by Mr. Chengyan Liu, one of our principal shareholders before our initial public offering. Wangsu ceases to be a related party after our completion of the initial public offering on October 2, 2020. We make payments to Wangsu for purchases with respect to our colocation services at data centers, such as bandwidth costs and fees for server cabinets. In accordance with applicable accounting standards, a portion of such payments to Wangsu were accounted for as a reduction to our revenues from Wangsu.

Colocation Rental

Revenues from colocation rental consist of income from renting out data center space at our hyperscale data center in Malaysia to our clients for housing servers and other IT equipment.

Others

Other revenues primarily consist of proceeds we receive from fit-out and other services.

We derived 100.0% of our total revenues from our hyperscale data centers business in 2018. In 2019, 78.9% of our total revenues was generated from hyperscale data centers, and the remaining 21.1% from our wholesale and retail data centers. In 2020, 86.7% of our total revenues were generated from hyperscale data centers, and the remaining 13.3% from our wholesale and retail data centers.

Prior to the combination, Chindata Xiamen derived 58.9% of its total revenues from its hyperscale data centers in 2018, and the remaining 41.1% from its wholesale and retail data centers. During the period from January 1 to April 26, 2019, revenues generated from its hyperscale data centers accounted for 64.7% of its total revenues, and wholesale and retail data centers accounted for the remaining 35.3%.

Cost of Revenues

The following table sets forth the components of our cost of revenues, in absolute amounts and as percentages of total cost of revenues, for the periods indicated:

	For the Year Ended December 31,
	2018		2019		2020

	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Cost of revenues:
Colocation services		—	(422,254)	(69)	(960,586)	(147,216)	(88)
Colocation rental	(132,766)	(98)	(152,961)	(25)	(135,160)	(20,714)	(12)
Others	(2,494)	(2)	(35,006)	(6)	(2,550)	(391)	(0)
Total cost of revenues(1)	(135,260)	(100)	(610,221)	(100)	(1,098,296)	(168,321)	(100)

_Notes:

(1)	Share-based compensation expenses were allocated as follows:

	For the Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands)
Cost of revenues	—	—	32,990	5,056
Selling and marketing expenses	—	—	21,691	3,324
General and administrative expenses	—	63,746	295,165	45,236
Total share-based compensation expenses	—	63,746	349,846	53,616

In addition, the Company capitalized nil, nil and RMB20,127 (US$3,085) in costs of the share options granted to the construction employees as construction in progress for the years ended December 31, 2018, 2019 and 2020, respectively.

The following table sets forth the components of the cost of revenues of Chindata Xiamen prior to our combination, in absolute amounts and as percentages of total cost of revenues, for the periods indicated:

	For the Year Ended December 31, 2018		For the Period Ended April 26, 2019
	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Cost of revenues:
Colocation services	(232,557)	(95.7)	(135,631)	(20,786)	(99.1)
Others	(10,377)	(4.3)	(1,181)	(181)	(0.9)
Total cost of revenues	(242,934)	(100.0)	(136,812)	(20,967)	(100.0)

Our cost of revenues primarily consists of (i) utility costs, (ii) depreciation of property and equipment, (iii) labor costs (including share-based compensation), (iv) maintenance costs, (v) rental costs, (vi) bandwidth and server cabinet costs and (vii) other costs. Utility costs primarily comprise power costs for our data centers. Depreciation of property and equipment primarily relates to depreciation of data center property and equipment, such as buildings, power, network and cooling equipment and other long-lived assets. Labor costs consist of salaries and benefits for our engineering and operations personnel.

Operating Expenses

The following table sets forth the breakdown of our operating expenses, in absolute amounts and as percentages of total operating expenses, for the periods indicated:

	For the Year Ended December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Operating expenses:
Selling and marketing expenses(1)	(5,092)	(6.0)	(47,496)	(15.6)	(99,092)	(15,187)	(14.1)
General and administrative expenses(1)	(57,980)	(68.5)	(232,837)	(76.4)	(564,286)	(86,481)	(80.1)
Research and development expenses	—	—	(24,510)	(8.0)	(41,175)	(6,310)	(5.8)
Impairment of goodwill	(21,598)	(25.5)	—	—	—	—	—
Total operating expenses	(84,670)	(100.0)	(304,843)	(100.0)	(704,553)	(107,978)	(100.0)

____________

Notes:

(1)      Share-based compensation expenses were allocated as follows:

In addition, the Company capitalized nil, nil and RMB20,127 (US$3,085) in costs of the share options granted to the construction employees as construction in progress for the years ended December 31, 2018, 2019 and 2020, respectively

The following table sets forth the breakdown of the operating expenses of Chindata Xiamen prior to our combination, in absolute amounts and as percentages of total operating expenses, for the periods indicated:

	For the Year Ended December 31, 2018		For the Period Ended April 26, 2019
	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Operating expenses:
Selling and marketing expenses	(15,002)	(23.3)	(5,985)	(917)	(18.2)
General and administrative expenses	(37,430)	(58.0)	(18,614)	(2,853)	(56.6)
Research and development expenses	(12,092)	(18.7)	(8,307)	(1,273)	(25.2)
Total operating expenses	(64,524)	(100.0)	(32,906)	(5,043)	(100.0)

Selling and Marketing Expenses

Selling and marketing expenses primarily consist of (i) labor cost (including share-based compensation) for our selling and marketing personnel, (ii) business development and promotion expenses, (iii) office and traveling expenses and (iv) amortization of customer relationship.

General and Administrative Expenses

General and administrative expenses primarily consist of (i) labor costs (including share-based compensation) for management and administrative personnel, (ii) depreciation and amortization, (iii) office and traveling expenses, (iv) professional fees and (v) other fees. Depreciation relates primarily to our office equipment and facilities used by our management and staff in the administrative department. Professional fees primarily consist of expenses for legal and consulting services.

Research and Development Expenses

Research and development expenses primarily consist of compensation and benefit expenses for our research and development personnel and third-party service costs.

Taxation

Cayman Islands

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty.

There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands. In addition, the Cayman Islands does not impose withholding tax on dividend payments.

Hong Kong

Our subsidiary incorporated in Hong Kong was subject to Hong Kong profits tax at a rate of 16.5% for taxable income earned in Hong Kong before April 1, 2018. Starting from the financial year commencing on April 1, 2018, the two-tiered profits tax regime took effect, under which the tax rate is 8.25% for assessable profits on the first HK$2 million and 16.5% for any assessable profits in excess of HK$2 million. Under the Hong Kong tax law, the subsidiaries in Hong Kong are exempted from income tax on their foreign-derived income. In addition, payments of dividends from our Hong Kong subsidiaries to us are not subject to any Hong Kong withholding tax.

PRC

Generally, our PRC subsidiaries and VIEs are subject to enterprise income tax on their taxable income in China at a statutory rate of 25%, except where a special preferential rate applies. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards.

Chindata (Hebei) Co., Ltd. obtained High and New Technology Enterprise, or HNTE, status for a period from 2018 to 2020. It can enjoy a preferential tax rate of 15% for enterprise income tax to the extent it has taxable income under the PRC Enterprise Income Tax Law and meets the HNTE criteria during this three-year period. It will enjoy the 15% preferential tax rate as long as it re-applies for and obtains the HNTE status every three years and meets the HNTE criteria during each three-year period.

We are also subject to VAT at rates of 6%, 9% or 13%, in accordance with PRC laws.

Dividends paid by our wholly foreign-owned subsidiary in China to our intermediary holding company in Hong Kong will be subject to a withholding tax rate of 10%, unless the Hong Kong entity satisfies all the requirements under the Arrangement between China and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income and Capital. If our Hong Kong subsidiary satisfies all of these requirements, then the dividends paid to the Hong Kong subsidiary would be subject to withholding tax at the preferential rate of 5%. If the preferential 5% tax rate is subsequently denied based on the follow-up inspection by the relevant tax authority, then our Hong Kong subsidiary will be required to settle the underpaid taxes.

If our holding company in the Cayman Islands or any of our subsidiaries outside of China were deemed to be a “resident enterprise” under the PRC Enterprise Income Tax Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Doing Business in China — If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.”

Malaysia

The domestic statutory corporate income tax rate in Malaysia is 24% with effect from 2016. There is no withholding tax on dividends paid on shares held by a non-resident shareholder of a company incorporated in Malaysia.

Singapore

Our subsidiaries incorporated in Singapore are subject to corporate income tax on income accruing in or derived from Singapore, and any foreign-sourced income received or deemed received in Singapore from outside Singapore, at the prevailing corporate tax rate of 17% (with partial tax exemption on the first S$200,000 of chargeable income per year). All Singapore-resident companies are currently under the one-tier corporate tax system. Under the one-tier corporate tax system, the tax on corporate profits is final and dividends paid by a Singapore-resident company are not subject to Singapore withholding tax. Accordingly, any dividends paid by our subsidiaries incorporated and tax resident in Singapore should not be subject to any Singapore withholding tax.

In relation to Bridge DC Trust, on the assumption that the trustee of Bridge DC Trust does not carry on any trade or business in Singapore, and does not derive any income from Singapore or receive any foreign-sourced income into Singapore, distributions by the trustee of Bridge DC Trust should generally not be subject to any Singapore withholding tax.

India

Dividend income received from our Indian subsidiaries is subject to tax in the hands of the shareholders at the applicable rates. The tax rate applicable to foreign shareholders under the (India) Income-tax Act, 1961 (“ITA”) is around 20% (as increased by applicable surcharge and cess), subject to availability of benefits, if any, under the respective tax treaties of the foreign shareholders.

The tax rate provided for dividends under the India-Mauritius Double Taxation Avoidance Agreement (“DTAA”) is 5% of the gross amount of the dividends if the beneficial owner of such dividends is a Mauritius company and which holds directly at least 10% of the capital of the Indian company paying such dividends. In all other cases, the tax rate is 15% of the gross amount of the dividends. The beneficial tax rate prescribed for dividend income under the DTAA would not be available in a case where the Mauritius company carries on its business through a permanent establishment in India.

As India does not have a tax treaty with Cayman Islands, taxability of any dividend income received from an Indian company by shareholders who are residents of Cayman Islands would be governed by the ITA.

Under the ITA, there is no distribution tax on income distributed by a limited liability partnership to its partners.

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the years presented, both in absolute amount and as a percentage of the total revenues for the years presented. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. The results of operations in any year are not necessarily indicative of our future trends.

	For the Year Ended December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Revenues:
Colocation services
Third parties	—	—	583,277	68.4	1,618,857	248,100	88.4
Related party	—	—	95,071	11.1	83,054	12,729	4.5
Sub-total	—	—	678,348	79.5	1,701,911	260,829	92.9
Colocation rental	93,423	94.9	128,870	15.1	124,991	19,156	6.8
Others	5,061	5.1	45,792	5.4	4,175	640	0.3
Total revenues	98,484	100.0	853,010	100.0	1,831,077	280,625	100.0
Cost of revenues:
Colocation services	—	—	(422,254)	(49.5)	(960,586)	(147,216)	(52.5)
Colocation rental	(132,766)	(134.8)	(152,961)	(17.9)	(135,160)	(20,714)	(7.4)
Others	(2,494)	(2.5)	(35,006)	(4.1)	(2,550)	(391)	(0.1)
Total cost of revenues(1)	(135,260)	(137.3)	(610,221)	(71.5)	(1,098,296)	(168,321)	(60.0)
Gross (loss) profit	(36,776)	(37.3)	242,789	28.5	732,781	112,304	40.0
Operating expenses:
Selling and marketing expenses(1)	(5,092)	(5.2)	(47,496)	(5.5)	(99,092)	(15,187)	(5.4)
General and administrative expenses(1)	(57,980)	(58.9)	(232,837)	(27.3)	(564,286)	(86,481)	(30.8)
Research and development expenses	—	—	(24,510)	(2.9)	(41,175)	(6,310)	(2.3)
Impairment of goodwill	(21,598)	(21.9)	—	—	—	—	—
Total operating expenses	(84,670)	(86.0)	(304,843)	(35.7)	(704,553)	(107,978)	(38.5)
Operating (loss) income	(121,446)	(123.3)	(62,054)	(7.2)	28,228	4,326	1.5
Interest income	97	0.1	7,161	0.8	27,616	4,232	1.5
Interest expense	(24,344)	(24.7)	(102,290)	(12.0)	(238,384)	(36,534)	(13.0)
Foreign exchange gain (loss)	808	0.8	(2,438)	(0.3)	(3,548)	(544)	(0.2)
Changes in fair value of financial instruments	2,643	2.7	(11,189)	(1.3)	(12,717)	(1,949)	(0.7)
Others, net	1,322	1.3	(633)	(0.1)	(17,201)	(2,636)	(0.9)
Loss before income taxes	(140,920)	(143.1)	(171,443)	(20.1)	(216,006)	(33,105)	(11.8)
Income tax benefit (expense)	2,759	2.8	1,742	0.2	(67,339)	(10,320)	(3.7)
Net loss	(138,161)	(140.3)	(169,701)	(19.9)	(283,345)	(43,425)	(15.5)

____________

Notes:

(1)      Share-based compensation expenses were allocated as follows:

	For the Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands)
Cost of revenues	—	—	32,990	5,056
Selling and marketing expenses	—	—	21,691	3,324
General and administrative expenses	—	63,746	295,165	45,236
Total share-based compensation expenses	—	63,746	349,846	53,616

In addition, the Company capitalized nil, nil and RMB20,127 (US$3,085) in costs of the share options granted to the construction employees as construction in progress for the years ended December 31, 2018, 2019 and 2020, respectively.

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019

Revenues

Our total revenues increased from RMB853.0 million in 2019 to RMB1,831.1 million (US$280.6 million) in 2020, primarily driven by the robust growth of the Company’s colocation services.

Revenues from our colocation services increased from RMB678.3 million in 2019 to RMB1.7 billion (US$260.8 million) in 2020, primarily due to growth of our business. Revenues from Chindata Xiamen for the period from January 1, 2019 to April 26, 2019, prior to the combination, were RMB245.4 million, consisting of RMB192.6 million in revenues from third-party colocation services, RMB51.2 million in revenues from colocation services to Wangsu, and RMB1.6 million from other services.

Revenues from colocation rental were RMB128.9 million in 2019, and remained relatively stable at RMB125.0 million (US$19.2 million) in 2020.

Other revenues were RMB45.8 million in 2019. We had other revenues of RMB4.2 million (US$0.6 million) in 2020.

Cost of Revenues

Our cost of revenues increased by 80.0% from RMB610.2 million in 2019 to RMB1,098.3 million (US$168.3 million) in 2020, primarily due to increases in utility costs and depreciation and amortization expenses.

Cost of revenues from colocation services in China increased from RMB422.3 million in 2019 to RMB960.6 million (US$147.2 million) in 2020, primarily due to increase in utility costs and depreciation expenses. Cost of revenues from colocation services in 2020 primarily consisted of (i) utility costs of RMB452.6 million (US$69.4 million) and (ii) depreciation costs of RMB273.1 million (US$41.9 million). Cost of revenues from Chindata Xiamen for the period from January 1, 2019 to April 26, 2019, prior to the combination, was RMB136.8 million, consisting of RMB135.6 million in cost of revenues from colocation services and RMB1.2 million from other services.

Cost of revenues from colocation rental from our overseas data center business decreased by 11.6% from RMB153.0 million in 2019 to RMB135.2 million (US$20.7 million) in 2020, primarily due to decrease in depreciation expenses.

Other cost of revenues decreased from RMB35.0 million in 2019 to RMB2.6 million in 2020, primarily due to decrease of fitout revenue.

Operating Expenses

Our operating expenses increased from RMB304.8 million in 2019 to RMB704.6 million (US$108.0 million) in 2020, primarily due to increase in share-based compensation and one-off management consulting fee. Such increase was primarily driven by our business growth in China. Operating expenses from Chindata Xiamen in the period from January 1, 2019 to April 26, 2019, prior to the combination, were RMB32.9 million.

Selling and Marketing Expenses

Our selling and marketing expenses increased from RMB47.5 million in 2019 to RMB99.1 million (US$15.2 million) in 2020, primarily due to increases in share-based compensation expenses and advertising expenses. Our selling and marketing expenses in 2020 primarily consisted of (i) amortization of intangible assets of RMB41.9 million (US$6.4 million), (ii) share-based compensation expenses of RMB21.7 million (US$3.3 million), and (iii) advertising expenses of RMB14.3 million (US$2.2 million). Selling and marketing expenses from Chindata Xiamen for the period from January 1, 2019 to April 26, 2019, prior to the combination, were RMB6.0 million.

General and Administrative Expenses

Our general and administrative expenses increased from RMB232.8 million in 2019 to RMB564.3 million (US$86.5 million) in 2020, primarily due to increase in share-based compensation expenses, management consulting services fee related to IPO and employee benefit expenses. Our general and administrative expenses in 2020 primarily consisted of (i) share-based compensation expense of RMB295.2 million (US$45.2 million), (ii) personnel costs of RMB80.1 million (US$12.3 million), (iii) management consulting services fees of RMB72.8 million (US$11.2 million), and (iv) professional fee of RMB60.8 million (US$9.3 million). General and administrative expenses from Chindata Xiamen for the period from January 1, 2019 to April 26, 2019, prior to the combination, were RMB18.6 million.

Research and Development Expenses

Our research and development expenses increased from RMB24.5 million in 2019 to RMB41.2 million (US$6.3 million) in 2020, primarily due to increase in personnel costs. Our research and development expenses in 2020 primarily consisted of personnel costs of RMB40.0 million (US$6.1 million) in such period. Research and development expenses from Chindata Xiamen for the period from January 1, 2019 to April 26, 2019, prior to the combination, were RMB8.3 million.

Impairment of Goodwill

Our impairment of goodwill was nil in 2019 and 2020, respectively.

Interest Income

Our interest income increased from RMB7.2 million in 2019 to RMB27.6 million (US$4.2 million) in 2020, primarily due to increase of bank financial products in cash and cash equivalents.

Interest Expense

Our interest expense increased from RMB102.3 million in 2019 to RMB238.4 million (US$36.5 million) in 2020, primarily due to increase of long-term bank loans.

Changes in Fair Value of Financial Instruments

We had fair value loss of financial instruments of RMB11.2 million in 2019. We recorded a fair value loss of RMB12.7 million (US$1.9 million) in 2020, primarily due to the changes in fair value of forward exchange rate contracts and interest rate swaps.

Loss Before Income Taxes

As a result of the foregoing, we had loss before income taxes of RMB216.0 million (US$33.1 million) in 2020, compared to RMB171.4 million in 2019.

Income Tax Benefit (Expense)

We had income tax benefit of RMB1.7 million in 2019 and income tax expense of RMB67.3 million (US$10.3 million) in 2020, primarily due to the increase in income before taxes of certain of our PRC subsidiaries.

Net Loss

As a result of the foregoing, our net loss increased by 66.9% from RMB169.7 million in 2019 to RMB283.3 million (US$43.4 million) in 2020.

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

Revenues

Our total revenues increased from RMB98.5 million in 2018 to RMB853.0 million in 2019, primarily due to the consolidation of the results of operations of our China data center business starting on April 26, 2019 as a result of the combination.

Revenues from our colocation services increased from nil in 2018 to RMB678.3 million in 2019, primarily due to the consolidation of the results of operations of our China data center business starting on April 26, 2019 as a result of the combination. Revenues from colocation services of RMB678.3 million in 2019 were primarily driven by (i) revenues from our data center operations in Hebei and Shanxi provinces in 2019, and (ii) the signing of new service contracts by clients who commenced using our services in 2019. Revenues from Chindata Xiamen in 2018, prior to the combination, were RMB320.4 million, consisting of RMB217.2 million in revenues from third-party colocation services, RMB88.7 million in revenues from colocation services to Wangsu, and RMB14.5 million from other services.

Revenues from colocation rental increased by 37.9% from RMB93.4 million in 2018 to RMB128.9 million in 2019, primarily due to an increase in revenues generated from a significant client in Malaysia who commenced using our services in mid-2018.

Other revenues increased from RMB5.1 million in 2018 to RMB45.8 million in 2019, primarily due to an increase in revenues from certain fit-out services provided by our China operations.

Cost of Revenues

Our cost of revenues increased from RMB135.3 million in 2018 to RMB610.2 million in 2019, primarily due to the consolidation of the results of operations of our China data center business starting on April 26, 2019 as a result of the combination.

Cost of revenues from colocation services in China increased from nil in 2018 to RMB422.3 million in 2019, primarily due to the consolidation of the results of operations of our China data center business starting on April 26, 2019 as a result of the combination. Cost of revenues from colocation services in 2019 primarily consisted of (i) utility costs of RMB190.5 million, (ii) resource costs of RMB62.1 million and (iii) depreciation costs of RMB102.3 million. Cost of revenues from Chindata Xiamen in 2018, prior to the combination, was RMB242.9 million, consisting of RMB232.6 million in cost of revenues from colocation services and RMB10.3 million from other services.

Cost of revenues from colocation rental from our overseas data center business increased by 15.2% from RMB132.8 million in 2018 to RMB153.0 million in 2019, generally in line with the growth of our overseas data center business. Cost of revenues from colocation rental as a percentage of our revenues from colocation rental decreased from 142.1% to 118.7%, primarily due to an increased utilization rate in our hyperscale data center in Malaysia.

Other cost of revenues increased from RMB2.5 million in 2018 to RMB35.0 million in 2019, in line with our business growth.

Operating Expenses

Our operating expenses increased from RMB84.7 million in 2018 to RMB304.8 million in 2019, primarily due to the consolidation of the results of operations of our China data center business starting on April 26, 2019 as a result of the combination. Such increase was in line with our business growth in both China and overseas. Operating expenses from Chindata Xiamen in 2018, prior to the combination, were RMB64.5 million.

Selling and Marketing Expenses

Our selling and marketing expenses increased from RMB5.1 million in 2018 to RMB47.5 million in 2019, primary due to the consolidation of the results of operations of our China data center business starting on April 26, 2019 as a result of the combination. Our selling and marketing expenses in 2019 primarily consisted of (i) amortization of intangible assets of RMB32.8 million, and (ii) personnel costs of RMB9.8 million in 2019. Selling and marketing expenses from Chindata Xiamen in 2018, prior to the combination, were RMB15.0 million.

General and Administrative Expenses

Our general and administrative expenses increased from RMB58.0 million in 2018 to RMB232.8 million in 2019, primarily due to the consolidation of the results of operations of our China data center business starting on April 26, 2019 as a result of the combination. Our general and administrative expenses in 2019 primarily consisted of (i) professional fees of RMB75.8 million; (ii) share-based compensation of RMB63.7 million, and (iii) personnel costs of RMB57.3 million in 2019. General and administrative expenses from Chindata Xiamen in 2018, prior to the combination, were RMB37.4 million.

Research and Development Expenses

Our research and development expenses increased from nil in 2018 to RMB24.5 million in 2019, primarily due to the consolidation of the results of operations of our China data center business starting on April 26, 2019 as a result of the combination. Our research and development expenses in 2019 primarily consisted of personnel costs of RMB24.1 million in 2019. Research and development expenses from Chindata Xiamen in 2018, prior to the combination, were RMB12.1 million.

Impairment of Goodwill

We incurred impairment of goodwill of RMB21.6 million in 2018 in connection with our data center investment in Malaysia. Our impairment of goodwill was nil in 2019.

Interest Income

Our interest income increased from RMB97,000 in 2018 to RMB7.2 million in 2019, primarily due to the consolidation of interest income generated from the cash balance of our China data center business starting on April 26, 2019 as a result of the combination.

Interest Expense

Our interest expense increased from RMB24.3 million in 2018 to RMB102.3 million in 2019, primarily due to the consolidation of interest expense from the increased balance of loans and borrowings of our China data center business starting on April 26, 2019 as a result of the combination.

Changes in Fair Value of Financial Instruments

We had a fair value gain of financial instruments of RMB2.6 million in 2018. We recorded a fair value loss of RMB11.2 million in 2019, as a result of the change in fair value of derivatives in 2019.

Loss Before Income Taxes

As a result of the foregoing, we had loss before income taxes of RMB171.4 million in 2019, compared to RMB140.9 million in 2018.

Income Tax Benefit

Our income tax benefit was RMB2.8 million in 2018 and RMB1.7 million in 2019, primarily due to the deferred tax benefit recognized by entities in Malaysia.

Net Loss

As a result of the foregoing, our net loss increased by 22.8% from RMB138.2 million in 2018 to RMB169.7 million in 2019.

Results of Operating of Chindata Xiamen Prior to Consolidation

The following table sets forth a summary of the consolidated results of operations of Chindata Xiamen, for the periods presented, both in absolute amount and as a percentage of the total revenues for the periods presented. This information should be read together with the consolidated financial statements of Chindata Xiamen and related notes included elsewhere in this annual report. The results of operations in any year are not necessarily indicative of our future trends.

	For the Year Ended December 31, 2018		For the Period Ended April 26, 2019
	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Revenues:
Colocation services
Third parties	217,178	67.8	192,597	29,517	78.5
Related party	88,709	27.7	51,191	7,845	20.9
Sub-total	305,887	95.5	243,788	37,362	99.4
Others	14,539	4.5	1,585	243	0.6
Total revenues	320,426	100.0	245,373	37,605	100.0
Cost of revenues:
Colocation services	(232,557)	(72.6)	(135,631)	(20,786)	(55.3)
Others	(10,377)	(3.2)	(1,181)	(181)	(0.5)
Total cost of revenues	(242,934)	(75.8)	(136,812)	(20,967)	(55.8)
Gross profit	77,492	24.2	108,561	16,638	44.2
Operating expenses:
Selling and marketing expenses	(15,002)	(4.7)	(5,985)	(917)	(2.4)
General and administrative expenses	(37,430)	(11.7)	(18,614)	(2,853)	(7.6)
Research and development expenses	(12,092)	(3.8)	(8,307)	(1,273)	(3.4)

Total operating expenses	(64,524)	(20.2)	(32,906)	(5,043)	(13.4)
Operating income	12,968	4.0	75,655	11,595	30.8
Interest income	626	0.2	1,330	204	0.5
Interest expense	(33,477)	(10.4)	(26,927)	(4,127)	(10.9)
Others, net	451	0.1	350	54	0.1
(Loss) income before income taxes	(19,432)	(6.1)	50,408	7,726	20.5
Income tax expense	(5,745)	(1.8)	(21,587)	(3,308)	(8.8)
Net (loss) income	(25,177)	(7.9)	28,821	4,418	11.7
Comprehensive (loss) income	(25,177)	(7.9)	28,821	4,418	11.7

Non-GAAP Measures

To supplement our consolidated financial statements, which are prepared and presented in accordance with U.S. GAAP, we use adjusted EBITDA, adjusted EBITDA margin and adjusted net income, each a non-GAAP financial measure, to understand and evaluate our core operating performance. These non-GAAP financial measures, which may differ from similarly titled measures used by other companies. They have material limitations as an analytical tool, as they do not include all items that impact our net loss or income for the period, and are presented to enhance investors’ overall understanding of our financial performance and should not be considered a substitute for, or superior to, the financial information prepared and presented in accordance with U.S. GAAP.

We define adjusted EBITDA as net loss excluding interest income and expenses, income, taxes (benefits) expenses, depreciation and amortization, share-based compensation, expenses related to the Reorganization, management consulting services fee incurred to affiliates of the Bain Capital Entities and certain of our shareholders, changes in fair value of financial instruments, foreign exchange (gain) loss, and non-cash operating lease cost relating to prepaid land use rights. Adjusted EBITDA margin represents adjusted EBITDA as a percentage of total revenues. Adjusted net income is defined as net income excluding share-based compensation, expense related to the Reorganization, management consulting services fee, and depreciation and amortization of fixed assets and intangible assets resulting from business combination, as adjusted for the tax effects on Non-GAAP adjustments. We believe that these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating our operating results. These non-GAAP financial measures eliminate the impact of items that we do not consider indicative of the performance of our business. While we believe that these non-GAAP financial measures are useful in evaluating our business, this information should be considered as supplemental in nature and is not meant as a substitute for the related financial information prepared in accordance with U.S. GAAP.

The table below presents reconciliations of adjusted EBITDA to net loss, the most directly comparable U.S. GAAP financial measure, as well as adjusted EBITDA margin, for the periods indicated.

	For the Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands, except for percentages)
Net loss	(138,161)	(169,701)	(283,345)	(43,425)
Add: Depreciation & amortization(1)	88,630	243,653	415,692	63,708
Add: Interest income & expense	24,247	95,129	210,768	32,302
Add: Income tax (benefit) expenses	(2,759)	(1,742)	67,339	10,320
Add: Share-based compensation	—	63,746	349,846	53,616
Add: Expenses related to the Reorganization(2)	11,299	36,312	—	—
Add: Management consulting services fee	—	15,228	72,757	11,150
Add: Changes in fair value of financial instruments	(2,643)	11,189	12,717	1,949
Add: Foreign exchange (gain) loss	(808)	2,438	3,548	544
Add: Non-cash operating lease cost relating to prepaid land use rights	—	1,249	2,860	438
Adjusted EBITDA	(20,195)	297,501	852,182	130,602
Adjusted EBITDA margin	(20.5)%	34.9%	46.5%	46.5%

____________

Notes:

(1)      Before the deduction of government grants.

(2)      Expenses related to the Reorganization are non-recurring expenses related to the transactions in 2018 and 2019 in the Reorganization described in detail in “Corporate History and Structure — Our Corporate History.”

The table below presents reconciliations of adjusted net income to net loss and adjusted net income margin, for the periods indicated.

	For the Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands, except for percentages)
Net loss	(138,161)	(169,701)	(283,345)	(43,425)
Add: Depreciation and amortization of fixed assets and intangible assets resulting from business combination	4,858	38,311	49,424	7,575
Add: Share-based compensation	—	63,746	349,846	53,616
Add: Expenses related to the Reorganization	11,299	36,312	—	—
Add: Management consulting services fee	—	15,228	72,757	11,150
Add: Tax effects on non-GAAP adjustments (1)	(1,166)	(9,384)	(13,832)	(2,120)
Adjusted Net (loss) Income	(123,170)	(25,488)	174,850	26,796
Adjusted Net (loss) Income margin	(125.1%)	(3.0% )	9.5%	9.5%

Notes:

(1)      Tax effects on non-GAAP adjustments primarily comprised of tax effects relating to depreciation and amortization of fixed assets and intangible assets resulting from business combination, expenses related to the reorganization, and management consulting services fee.

Critical Accounting Policies, Judgments and Estimates

We prepare our consolidated financial statements in accordance with U.S. GAAP, which requires us to make judgments, estimates and assumptions that affect the reported amounts of our assets and liabilities and the disclosure of our contingent assets and liabilities at the end of each fiscal period and the reported amounts of revenues and expenses during each fiscal period. We continually evaluate these judgments and estimates based on our own historical experience, knowledge and assessment of current business and other conditions, our expectations regarding the future based on available information and assumptions that we believe to be reasonable, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

The selection of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors that should be considered when reviewing our consolidated financial statements. For further information on our critical accounting policies, see Note 2 to our consolidated financial statements. We believe the following accounting policies involve the most significant judgments and estimates used in the preparation of our consolidated financial statements.

Revenue Recognition

Effective January 1, 2017, we elected to adopt the requirements of ASC 606, Revenue from Contracts with Customers (“ASC 606”) using the full retrospective method. We apply the five step model outlined in ASC 606 and account for a contract when it has approval and commitment from the customer, the rights of the parties are identified, payment terms are identified, the contract has commercial substance and collectability of consideration is probable.

Revenue is allocated to each performance obligation based on its standalone selling price. We generally determine standalone selling prices based on observable prices. If the standalone selling price is not observable through past transactions, we estimate the standalone selling price based on multiple factors, including, but not limited to, gross margin objectives, internal costs, and industry technology lifecycles. Timing of revenue recognition is generally the same as the timing of invoicing to customers. Contract assets and contract liabilities were nil as of December 31, 2018, 2019 and 2020. Using the practical expedient in ASC 606, we do not adjust the promised amount of consideration for the effects of a significant financing component if it expects, at contract inception, that the period between the transfer of the promised good or service to the customer and when the customer pays for that good or service will be one year or less. We also elected to exclude sales taxes and other similar taxes from the measurement of the transaction price, and accordingly, recognized revenues net of value added taxes (“VAT”) and surcharges.

Colocation Services

We provide integrated IDC colocation services including utilities, hosting, cooling, operating and maintaining (collectively, “colocation resources”) our customers’ servers and equipment in our buildings in the PRC. The nature of our performance obligation is a single performance obligation to stand ready to provide a series of distinct IDC colocation services daily throughout the fixed contract period. We are a lessor in some of our IDC colocation service arrangements and the lease component qualifies as an operating lease. Under Accounting Standard Update (“ASU”) No. 2016-02, Leases (Topic 842) (“ASC 842”), these contracts qualify for a practical expedient available to lessors to combine the lease and non-lease components and account for the combined component in accordance with the accounting treatment for the predominant component. We applied this practical expedient and have accounted for the combined component under ASC 606 because the non-lease components is predominant.

For wholesale and retail data center contracts, our efforts or inputs are expended evenly throughout the performance period that typically ranges from one to ten years, hence, we recognize revenue over time using a time-based measure, on a straight-line basis. The remaining hyperscale data center contracts include a contractual minimum resulting in a portion of the consideration being fixed (“Fixed Consideration”). Our efforts or inputs are not expended evenly throughout the performance period, which is generally ten years for such contracts. The Fixed Consideration is included in the transaction price for the entire contract period, and recognized as revenue based on cumulative utilization of capacity from contract inception through the end of the reporting period. The variable consideration for each month is allocated to the distinct colocation services for the particular month in accordance with ASC 606-10-32-40 because the variable consideration relates to our efforts to satisfy the collocation services for that month and reflects the value of our colocation services delivered to the customer. Therefore, we use monthly utilization records, an output measure, to recognize revenue over time as it most faithfully depicts the simultaneous consumption and delivery of services. At the end of each month, the uncertainty related to the transaction price is resolved based on the utilization records because the variable consideration specifically relates to the transfer of the distinct services during that month.

Colocation Rental

We rent out hyperscale data center space to customers in Malaysia. We applied the practical expedient to account for lease and non-lease components associated with the lease as a single lease component under ASC 842 as the lease component is predominant. Colocation rental revenue is recognized on a straight-line basis over the lease term.

Others

Others mainly includes fiber optic cable and other fitting services provided at the customers’ request. We use construction progress reports, an output measure, to recognize revenue over time provided all revenue recognition criteria have been met, as it most faithfully depicts our performance toward complete satisfaction of the performance obligation.

Leases

In February 2016, ASC 842 was issued to increase transparency and comparability among organizations by requiring the recognition of right-of-use (“ROU”) assets and lease liabilities in our consolidated balance sheets. Most prominent among the changes in the standard is the recognition of ROU assets and lease liabilities by lessees for those leases classified as operating leases. Under ASC 842, disclosures are required to meet the objective of enabling users of financial statements to assess the amount, timing, and uncertainty of cash flows arising from leases. We elected to early adopt ASC 842 effective January 1, 2017 concurrent with the adoption of ASC 606 using the modified retrospective approach and applied the transition method at the beginning of the year of adoption.

We determine if an arrangement is a lease at inception. The lease agreements include both lease and non-lease components, which we availed ourselves of the practical expedient for lessees and lessors and elected an accounting policy by class of underlying asset to combine lease and non-lease components and account for the combined component in accordance with the accounting treatment for the predominant component. Leases are classified as operating or finance leases in accordance with the recognition criteria in ASC 842-10-25. Our leases do not contain any material residual value guarantees or material restrictive covenants.

Lessee Accounting

We recognize ROU assets and liabilities on the lease commencement date based on the present value of lease payments over the lease term. As the rate implicit in our leases is not typically readily available, we use an incremental borrowing rate based on the information available at the lease commencement date in determining the present value of lease payments. This incremental borrowing rate reflects the fixed rate at which we could borrow on a collateralized basis the amount of the lease payments in the same currency, for a similar term, in a similar economic environment. The ROU assets also include any lease payments made, net of lease incentives. Lease terms are based on the non-cancelable term of the lease and may contain options to extend the lease when it is reasonably certain that we will exercise that option. Leases with an initial lease term of 12 months or less are not recorded in our consolidated balance sheets.

We have lease agreements with lease and non-lease components, which are accounted for as a single lease component based on our policy election to combine lease and non-lease components for our leases. Variable lease payments not dependent on an index or rate are excluded from the ROU asset and lease liability calculations and are recognized in expense in the period which the obligation for those payments is incurred. Operating lease expense for lease payments is recognized on a straight-line basis over the lease term. A finance lease ROU asset is depreciated on a straight-line basis over the lesser of the useful life of the leased asset or the lease term. Interest on each finance lease liability is determined as the amount that results in a constant periodic discount rate on the remaining balance of the liability.

Lessor Accounting

Our lessor portfolio consists of only operating leases for the periods presented. Our policy election is to combine lease and non-lease components, by underlying class of asset, and account for them as one component if they have the same timing and pattern of transfer. The combined component is accounted for in accordance with ASC 842 if the lease component is predominant, and in accordance with ASC 606 if the non-lease component is predominant.

Consolidation of Affiliated Entities

To comply with PRC laws and regulations which prohibit foreign control of companies that engage in value-added telecommunication services, we primarily conduct our business in the PRC through our PRC subsidiaries and the VIEs. The equity interests of our VIEs are legally held by PRC shareholders. Despite the lack of technical majority ownership, we have effective control of our VIEs through a series of contractual agreements and a parent-subsidiary relationship exists between us and our VIEs. Through the contractual agreements, the shareholders of our VIEs effectively assigned all of their voting rights underlying their equity interests in our VIEs to the WFOE, who immediately assigned the voting rights underlying their equity interests in the VIEs to Stack Midco Limited, which is our wholly-owned subsidiary. Therefore, we have the power to direct the activities of our VIEs that most significantly impact its economic performance. We also have the ability and obligations to absorb substantially all the profits or losses of our VIEs that potentially could be significant to our VIEs. Based on the above, we consolidate the VIEs in accordance with SEC Regulation SX-3A-02 and ASC 810, Consolidation. We will reconsider the initial determination of whether a legal entity is a consolidated affiliated entity upon certain events listed in ASC 810-10-35-4 occurring. We will also continuously reconsider the primary beneficiary of our affiliated entities as facts and circumstances change. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Corporate Structure.”

Impairment of Long Lived Assets other than goodwill

We evaluate our long lived assets for impairment whenever events or changes in circumstances, such as a significant adverse change to market conditions that will impact the future use of the assets, indicate that the carrying amount of an asset may not be fully recoverable. When these events occur, we evaluate the recoverability of long lived assets by comparing the carrying amount of the assets to the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, we recognize an impairment loss based on the excess of the carrying amount of the assets over their fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the assets, when the market prices are not readily available.

Goodwill

In accordance with ASC 350, Intangibles — Goodwill and Other (“ASC 350”), we assigned and assessed goodwill for impairment at the reporting unit level. A reporting unit is an operating segment or one level below the operating segment. We determined that there are two reporting units as of December 31, 2019 and 2020. Under ASC 350, goodwill is not amortized but is tested for impairment on an annual basis, or more frequently if events or changes in circumstances indicate that it might be impaired. In accordance to ASU No. 2011-08, Intangibles — Goodwill and Other (“ASU 2011-08”), we can elect to perform a qualitative assessment to determine whether the two-step impairment testing on goodwill is necessary. We have early adopted ASU 2017-04, Intangibles — Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment (“ASU 2017-04”), pursuant to which we will apply a quantitative test and record the amount of goodwill impairment as the excess of a goodwill allocated to the reporting unit’s carrying amount over its fair value, not to exceed the total amount of goodwill allocated to the reporting unit.

Business Combinations

We account for our business combinations using the purchase method of accounting in accordance with ASC 805, Business Combinations. The purchase method accounting requires that the consideration transferred be allocated to the assets, including separately identifiable assets and liabilities acquired, based on their estimated fair values. The consideration transferred in an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued as well as the contingent considerations and all contractual contingencies as of the acquisition date. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of (i) the total of cost of acquisition, fair value of the non-controlling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree, is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in earnings.

The determination and allocation of fair values to the identifiable assets acquired, liabilities assumed and non-controlling interests is based on various assumptions and valuation methodologies requiring considerable judgment from management. The most significant variables in these valuations are discount rates, terminal values, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to determine the cash inflows and outflows. We determine discount rates to be used based on the risk inherent in the related activity’s current business model and industry comparisons. Terminal values are based on the expected life of assets, forecasted life cycle and forecasted cash flows over that period.

Acquisitions that do not meet the accounting definition of a business combination are accounted for as asset acquisitions. For transactions determined to be asset acquisitions, we allocate the total cost of the acquisition, including transaction costs, to the assets acquired based on their relative fair values.

Income Taxes

We follow the liability method of accounting for income taxes in accordance with ASC 740, Income Taxes (“ASC 740”). Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. We record a valuation allowance to offset deferred tax assets if based on the weight of available evidence, it is more likely than not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rate is recognized in tax expense in the period that includes the enactment date of the change in tax rate.

We accounted for uncertainties in income taxes in accordance with ASC 740. Interest and penalties arising from underpayment of income taxes shall be computed in accordance with the related PRC tax law. The amount of interest expense is computed by applying the applicable statutory rate of interest to the difference between the tax position recognized and the amount previously taken or expected to be taken in a tax return. Interest and penalties recognized in accordance with ASC 740 are classified in our consolidated statements of comprehensive loss as income tax expense.

In accordance with the provisions of ASC 740, we recognize in our consolidated financial statements the impact of a tax position if a tax return position or future tax position is “more likely than not” to prevail based on the facts and technical merits of the position. Tax positions that meet the “more likely than not” recognition threshold are measured at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. Our estimated liability for unrecognized tax benefits, if any, will be recorded in the “other non-current liabilities” in our consolidated financial statements is periodically assessed for adequacy and may be affected by changing interpretations of laws, rulings by tax authorities, changes and/or developments with respect to tax audits, and expiration of the statute of limitations. The actual benefits ultimately realized may differ from our estimates. As each audit is concluded, adjustments, if any, are recorded in our consolidated financial statements. Additionally, in future periods, changes in facts, circumstances, and new information may require us to adjust the recognition and measurement estimates with regard to individual tax positions. Changes in recognition and measurement estimates are recognized in the period in which the changes occur.

Share-based Compensation

We apply ASC 718, Compensation — Stock Compensation (“ASC 718”), to account for our share-based payments. In accordance with ASC 718, we determine whether an award should be classified and accounted for as a liability award or equity award. For equity awards, the related share-based compensation is recognized in the consolidated financial statements based on their grant date fair value, while liability awards are remeasured at each reporting date until settlement. All of our share-based awards are to employees only, with the assistance of an independent appraiser determined the fair value of the share-based awards granted to employees. We use the accelerated method for all awards granted with graded vesting, and accounts for forfeitures as they occur.

A change in any of the terms or conditions of the awards is accounted for as a modification of the award. Cancellation of the awards accompanied by the concurrent grant of a replacement award is also accounted for as a modification of the terms of the cancelled awards. Incremental compensation cost is measured as the excess, if any, of the fair value of the modified award over the fair value of the original award immediately before its terms are modified, measured based on the fair value of the awards and other pertinent factors at the modification date. For vested awards, the Group recognizes incremental compensation cost in the period the modification occurs. For unvested awards, we recognize over the remaining requisite service period and upon the satisfaction of performance condition, the sum of the incremental compensation cost and the remaining unrecognized compensation cost for the original award on the modification date. If the fair value of the modified award is lower than the fair value of the original award immediately before modification, the minimum compensation cost the Group recognizes is the cost of the original award.

Fair Value of Share Options

We use the binomial option valuation model to determine the fair value of options. The binomial model requires the input of a few key assumptions. For expected volatility, we made reference to historical volatility of several comparable companies. The exercise multiple was estimated as the average ratio of the share price to the exercise price when employees would decide to voluntarily exercise their vested options. As we did not have sufficient information of past employee exercise history, we considered the statistics on exercise patterns of employees compiled by Huddart and Lang in Huddart, S., and M. Lang. 1996. “Employee Stock Option Exercises: An Empirical Analysis.” Journal of Accounting and Economics, vol. 21, no. 1 (February): 5-43, which are widely adopted by valuers as authoritative guidance on expected exercise multiples. The risk-free rate for the period within the contractual life of the options is based on the market yield of U.S. Treasury Bonds in effect at the time of grant. The fair value of the ordinary shares underlying the options, was also determined with the assistance of an independent appraiser, using an income approach (discounted cash flow method).

The assumptions used to estimate the fair value of our share options granted for the year ended December 31, 2020 are as follows:

Risk-free rate	0.57% – 1.90%
Expected volatility range	39.65% – 40.53%
Exercise multiple	2.80
Fair market value per ordinary share as at valuation dates	US$2.32 – US$14.00

These assumptions represented our best estimates, but the estimates involve inherent uncertainties and the application of our judgment. As a result, if factors change and we use significantly different assumptions or estimates when valuing our options, our share-based compensation expense could be materially different.

We are also required to estimate the fair value of the ordinary shares underlying our share options when performing the fair value calculations with the binomial option model with the assistance of an independent appraiser, we estimated the fair value of our ordinary shares at each respective grant date and modification date. We performed the valuations of our ordinary shares using methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants Audit and Accounting Practice Aid Series: Valuation of Privately-Held-Company Equity Securities Issued as Compensation, or the AICPA Practice Guide. The fair value of our ordinary shares at the modification date was valued using a combination of income approach (discounted cash flow method) and market approach.

Once public trading market of the ADSs has been established in connection with the completion of our initial public offering, it will no longer be necessary for us to estimate the fair value of our ordinary shares in connection with our accounting for granted share options.

Recent Accounting Pronouncements

For detailed discussion of recent accounting pronouncements, see Note 2 to the consolidated financial statements included elsewhere in this annual report.

B. Liquidity and Capital Resource

Cash Flows and Working Capital

Prior to our initial public offering, our principal sources of liquidity had been from cash generated from operating activities. As of December 31, 2018, 2019 and 2020, we had RMB104.2 million, and RMB1,038.9 million, and RMB6,705.6 million (US$1,027.7 million) in cash and cash equivalents , respectively. Our cash and cash equivalents as of December 31, 2020 consisted of RMB1.7 billion (US$267.3 million) denominated in Renminbi, US$740.5 million denominated in U.S. dollars, MYR43.0 million (US$10.7 million) denominated in Malaysian Ringgit, INR664.0 million (US$9.1 million) denominated in Indian Rupee, and SGD0.2 million (US$0.1 million) denominated in Singapore dollars. Cash and cash equivalents consist of cash on hand placed with banks or other financial institutions and highly liquid investment which are unrestricted as to withdrawal and use and have original maturities of three months or less when purchased. Our cash and cash equivalents are primarily denominated in Renminbi and the U.S. dollar.

Based on our current level of operations and available cash, we believe our available cash, cash flows from operations, committed funding from bank and credit facilities will provide sufficient liquidity to fund our current obligations, projected working capital requirements and our operating requirements at least for the next 12 months. We may, however, require additional cash resources due to changing business conditions or other future developments, including any investments or acquisitions we may decide to selectively pursue. If our existing cash resources are insufficient to meet our requirements, we may seek to sell equity or equity-linked securities, sell debt securities or borrow from banks. We cannot assure you that financing will be available in the amounts we need or on terms acceptable to us, if at all. The sale of additional equity securities would result in additional dilution to our shareholders. The incurrence of indebtedness and issuance of debt securities would result in debt service obligations and could result in operating and financial covenants that restrict our operations and our ability to pay dividends to our shareholders.

We do not have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

As a holding company with no material operations of our own, we are a corporation separate and apart from our subsidiaries and our consolidated VIEs and their subsidiaries and, therefore, must provide for our own liquidity. We conduct a substantial majority of our operations in China through our PRC subsidiaries and our consolidated VIEs. We are permitted under PRC laws and regulations to provide funding to our PRC subsidiaries through loans or capital contributions, subject to applicable regulatory approvals. We cannot assure you that we will be able to obtain these regulatory approvals on a timely basis, if at all. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Corporate Structure — PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of conversion of foreign currencies into Renminbi may delay or prevent us from using the proceeds of our initial public offering to make loans to our WFOEs and VIEs or to make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.” In addition, our subsidiaries in China may provide Renminbi funding to our VIEs only through entrusted loans. See “Item 4. Information on the Company—B. Business Overview—Regulations — PRC Regulations — Regulations on Foreign Exchange and Offshore Investment,” “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Corporate Structure — PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of conversion of foreign currencies into Renminbi may delay or prevent us from using the proceeds of our initial public offering to make loans to our WFOEs and VIEs or to make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.” and “Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds - E. Use of Proceeds.” The ability of our subsidiaries in China to make dividends or other cash payments to us is subject to various restrictions under PRC laws and regulations. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Doing Business in China — We may rely principally on dividends and other distributions on equity paid by our WFOEs to fund any cash and financing requirements we may have, and any limitation on the ability of our WFOEs to pay dividends to us could have a material adverse effect on our ability to conduct our business.” and “Item 3. Key Information — D. Risk Factors — Risks Relating to Doing Business in China — If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.”

The following table presents our selected consolidated cash flow data for the periods indicated.

	For the Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands)
Summary Consolidated Cash Flow Data:
Net cash (used in) generated from operating activities	(25,601)	40,167	664,910	101,902
Net cash used in investing activities	(1,052,317)	(3,520,639)	(2,769,269)	(424,409)
Net cash generated from financing activities	1,177,372	4,456,328	8,188,802	1,254,989
Exchange rate effect on cash, cash equivalents and restricted cash	19,891	(719)	(292,820)	(44,877)
Net increase in cash, cash equivalents, and restricted cash	119,345	975,137	5,791,623	887,605
Cash, cash equivalents and restricted cash at beginning of year	25,358	144,703	1,119,840	171,623
Cash, cash equivalents and restricted cash at end of year	144,703	1,119,840	6,911,463	1,059,228

Operating Activities

Net cash generated from operating activities was RMB664.9 million (US$101.9 million) in 2020, primarily due to a net loss of RMB283.3 million (US$43.4 million), adjusted for (i) depreciation and amortization of RMB410.7 million (US$62.9 million), primarily relating to our data center property and equipment and acquired customer relationships; (ii) share-based compensation expenses of RMB349.8 million (US$53.6 million) mainly related to the share awards granted during the period, and (iii) changes in working capital. Adjustments for changes in working capital primarily consisted of (i) an increase in other non-current liabilities of RMB141.8 million (US$21.7 million), (ii) a decrease in amounts due from related parties of RMB88.9 million (US$13.6 million), and (iii) an increase in accrued expenses and other current liabilities of RMB69.1 million (US$10.6 million), partially offset by (i) an increase in accounts receivable of RMB121.9 million (US$18.7 million) due to increase of sales, and (ii) a decrease in amount due to related parties of RMB61.7 million (US$9.5 million); and (iii) an increase in prepayments and other current assets of RMB38.9 million (US$6.0 million).

Net cash generated from operating activities was RMB40.2 million in 2019, primarily due to a net loss of RMB169.7 million, adjusted for (i) depreciation and amortization of RMB242.4 million, primarily relating to our data center property and equipment and acquired customer relationships; (ii) share-based compensation expenses of RMB63.7 million mainly related to the share options granted in 2019, (iii) changes in fair value of financial instruments of RMB11.2 million, and (iv) changes in working capital. Adjustments for changes in working capital primarily consisted of (i) an increase in accounts receivable of RMB160.6 million due to increased sales from the growth of our business, and (ii) a decrease in amounts due to related parties of RMB32.6 million, partially offset by (i) an increase in accounts payable of RMB46.3 million due to an increase in purchases, and (ii) an increase in accrued expenses and other current liabilities of RMB30.0 million mainly due to an increase in professional service fees.

Net cash used in operating activities was RMB25.6 million in 2018, primarily due to a net loss of RMB138.2 million, adjusted for (i) depreciation and amortization of RMB88.6 million, primarily relating to our data center property and equipment and acquired client relationships; (ii) impairment of goodwill of RMB21.6 million in connection with our data center investment in Malaysia, and (iii) changes in working capital. Adjustments for changes in working capital primarily consisted of a decrease in accounts payable of RMB20.4 million due to increase in purchases, partially offset by a decrease in other current assets of RMB12.6 million, primarily due to a decrease in other receivables.

Investing Activities

Net cash used in investing activities was RMB2,769.3 million (US$424.4 million) in 2020 primarily due to payments for purchases of property and equipment and intangible assets of RMB2,424.6 million (US$371.6 million) for our data center development.

Net cash used in investing activities was RMB3,520.6 million in 2019, primarily due to cash paid for the combination (net of cash acquired) of RMB1,879.0 million, and payments for purchases of property and equipment of RMB1,611.3 million for our data center development.

Net cash used in investing activities was RMB1,052.3 million in 2018, primarily due to payments for purchases of property and equipment of RMB1,052.3 million for our data center development.

Financing Activities

Net cash generated from financing activities was RMB8,188.8 million (US$1,255.0 million) in 2020, primarily due to net proceeds from IPO and concurrent private placement of RMB4,871.8 million (US$746.6 million), proceeds from issuance of ordinary shares of RMB1,810.2 million (US$277.4 million), and proceeds from long-term bank loans of RMB1,743.3 million (US$267.1 million); partially offset by repayment of long-term bank loans of RMB224.9 million (US$34.5 million).

Net cash generated from financing activities was RMB4,456.3 million in 2019, primarily due to (i) proceeds from long-term bank loans of RMB2,408.5 million, (ii) capital contribution from shareholders of RMB2,274.1 million, and (iii) contribution from non-controlling interests of a subsidiary of RMB300.0 million, partially offset by repayment of long-term bank loans of RMB461.3 million.

Net cash generated from financing activities was RMB1,177.4 million in 2018, primarily due to (i) capital contribution from shareholders of RMB866.3 million, and (ii) proceeds from long-term bank loans of RMB407.2 million, partially offset by the principal portion of lease payments of RMB75.9 million.

Capital Expenditures

We had capital expenditures of RMB1,052.3 million in 2018, RMB1,641.8 million in 2019 and RMB2,712.3 million (US$415.7 million) in 2020. Our capital expenditures were primarily for the purchase of property and equipment as well as land use rights. Our capital expenditures have been primarily funded by net cash provided by financing activities. We will continue to make capital expenditures to meet the expected growth of our business and expect that cash generated from our operating activities and financing activities will meet our capital expenditure needs in the foreseeable future.

Holding Company Structure

We are a holding company with no material operations of its own. We conduct our China business primarily through our subsidiaries and our consolidated VIEs. As a result, our ability to pay dividends depends upon dividends paid by our PRC subsidiaries. We expect that the amounts of such service fees will increase in the foreseeable future as our China business continues to grow. If our subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us.

In addition, our subsidiaries in China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with the Accounting Standards for Business Enterprise as promulgated by the Ministry of Finance of the PRC, or PRC GAAP. In accordance with PRC company laws, our subsidiaries and consolidated VIEs in China must make appropriations from their after-tax profit to non-distributable reserve funds including (i) statutory surplus fund and (ii) discretionary surplus fund. The appropriation to the statutory surplus fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of our PRC subsidiaries and consolidated VIEs. Appropriation to discretionary surplus fund is made at the discretion of our PRC subsidiaries and consolidated VIEs.

As an offshore holding company, we are permitted under PRC laws and regulations to provide funding to our PRC subsidiaries through loans or capital contributions, subject to applicable regulatory approvals. We cannot assure you that we will be able to obtain these regulatory approvals on a timely basis, if at all. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Corporate Structure — PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of conversion of foreign currencies into Renminbi may delay or prevent us from using the proceeds of our initial public offering to make loans to our WFOEs and VIEs or to make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.” As a result, there is uncertainty with respect to our ability to provide prompt financial support to our PRC subsidiaries and consolidated VIEs when needed. Notwithstanding the foregoing, our PRC subsidiaries may use their own retained earnings (rather than Renminbi converted from foreign currency denominated capital) to provide financial support to our consolidated VIEs either through entrustment loans from our PRC subsidiaries or direct loans to such consolidated VIEs’ nominee shareholders, which would be contributed to the consolidated variable entity as capital injections.

C.	Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Our Technologies and Research and Development” and “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2020 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial conditions.

E.       Off-balance Sheet Arrangements

Other than the obligations set forth in the table below, we have not entered into any material financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

F.	Contractual Obligations

We have capital expenditure commitments amounting to RMB681,263 (US$104,408) for the purchases of certain data center equipment and construction in progress as of December 31, 2020, which are due within one to two years.

The following table sets forth our other contractual obligations as of December 31, 2020:

Payment Due by December 31,
	2021	2022	2023	2024	2025 and thereafter	Total
(RMB in thousands)
Long-term bank loans(1)	230,778	1,850,212	489,116	786,924	953,623	4,310,653
Operating lease commitments(2)	41,613	35,712	28,977	28,423	275,242	409,967
Finance lease commitments(2)	5,466	5,568	5,659	5,774	178,953	201,420

Notes:

____________

(1)      The long-term bank loans (including current portion) outstanding as of December 31, 2020 bore a weighted average interest rate of 7.87% per annum.

(2)      Represented future minimum lease payments in connection with the leases of building and office space, land, fiber optics and certain equipment.

Other than those shown above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2020.

G.	Safe Harbor

See “Forward-Looking Statements” at the beginning of this annual report.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Michael Frederick Foust	65	Chairman of the Board of Directors
Jing Ju	47	Director, Chief Executive Officer
Qian Xiao	43	Director, Chief Operating Officer
Dongning Wang	49	Chief Financial Officer
Jonathan Jia Zhu	58	Director
Zhongjue Chen	42	Director
Barnaby Thomas Patrick Lyons	39	Director
Graeme Torre	58	Director
Weili Hong	51	Independent Director
Thomas J. Manning	65	Independent Director
Gang Yu	61	Independent Director

Michael Frederick Foust has served as our chairman of the board of directors since July 2019. Mr. Foust has over 20 years of experience in data center investment, development and operations and a total of 35 years of experience overall in institutional real estate investments including development and portfolio management. In 2016, Mr. Foust was a founder of Bridge Data Centres (International) Pte. Ltd. and served as executive chairman from 2016 to 2020. In addition, Mr. Foust has served as a senior advisor for the data center industry for Digital Colony since 2014, the chairman of Data Bank, Ltd. since 2016 and the chairman of Vantage Data Centers since 2017. From 2004 to 2014, Mr. Foust served as the chief executive officer and a director at Digital Reality Trust, Inc. (NYSE: DLR) in San Francisco where he led the company’s IPO. In addition, Mr. Foust was a founder of the private equity investor GI Partners in Menlo Park, California where he served as a managing director from 2001 to 2004. He was responsible for real estate investments at GI Partners, with a strong focus on technology related assets including data centers and telecom facilities. Mr. Foust received his MBA degree from Harvard Business School, and his bachelor of arts degree, magna cum laude from Harvard University.

Jing Ju has served as our chief executive officer since August 2019 and our director since July 2019. Mr. Ju is the founder of our China data center business. Prior to founding Chindata’s China data center business, Mr. Ju had extensive experience in developing more than ten hyperscale data center campuses and projects with a capacity of over 1,000 MW. Mr. Ju has over 25 years of experience in the data center and relative equipment industry. He also serves as an advisor on economics and digital affair to the Zhangjiakou city government. In addition, Mr. Ju founded Shenzhen Qinhuai Shiye Co., Ltd., and has served as its chairman of the board since 2004. He also founded Shenzhen Yi’anhua Electromechanical Equipment Co., Ltd. and has served as its chairman of the board since 2007. Mr. Ju received an EMBA degree from Tsinghua Shenzhen Graduate School.

Qian Xiao has served as our chief operating officer since August 2019 and our director since July 2019. Prior to joining us, Ms. Xiao served as a senior vice president of Wangsu Science and Technology Co., Ltd. (SZSE: 300017) from 2011 to 2019. Prior to that, Ms. Xiao served as a financial manager at Dell from 2010 to 2011. In addition, Ms. Xiao served as a senior consultant at IBM from 2007 to 2010. Prior to that, Ms. Xiao served as a financial executive at Accenture from 2002 to 2007, and as a financial executive at China Academy of Space Technology from 1999 to 2002. Ms. Xiao received a bachelor’s degree in international finance from Beihang University and an MBA degree from Tsinghua University.

Dongning Wang has served as our chief financial officer since November 2019. Prior to joining our group, Mr. Wang served as the vice president of finance at NIO Inc. (NYSE: NIO) from 2015 to 2019. Prior to that, Mr. Wang served as the executive vice president, director and chief financial officer at Jaguar Land Rover China from 2008 to 2014. Prior to joining Jaguar Land Rover China, he served as the chief financial officer at Chrysler Japan Co. in 2008 and he held various senior financial management positions at Daimler Chrysler’s U.S. headquarters and Asia Pacific region operations from 2001 to 2007. From 1995 to 1999, he served as a senior manager at State Power Corporation of China. Mr. Wang received a bachelor’s degree in engineering from Tsinghua University and an MBA degree from Wharton School of the University of Pennsylvania.

Jonathan Jia Zhu has served as our director since July 2019. Mr. Zhu has served as a managing director at Bain Capital Private Equity (Asia), LLC from 2006 to present. Since joining Bain Capital in 2006, Mr. Zhu has led Bain Capital’s investments in Asia, with a focus on China. Mr. Zhu is currently a non-executive director of Clear Media Limited (HKEx: 100), an independent non-executive director of Greatview Aseptic Packaging Company Limited (HKEx: 0468), and Sunac China Holdings Limited (HKEx: 1918). Mr. Zhu is also a director of RISE Education Cayman Ltd (Nasdaq: REDU) and Hugel, Inc. (KOSDAQ: 145020). Before joining Bain Capital in 2006, Mr. Zhu served as a managing director and chief executive officer at Morgan Stanley Dean Witter Asia Limited’s China business from 1996 to 2006. He served as an associate at Morgan Stanley & Co from 1995 to 1996 and as an associate at Shearman & Sterling from 1992 to 1994. Mr. Zhu received a bachelor’s degree from Zhengzhou University, a master’s degree from Nanjing University, and a juris doctor degree from Cornell Law School. Mr. Zhu is a trustee of Cornell University in the U.S. and Nanjing University in China.

Zhongjue Chen has served as our director since December 2018. Mr. Chen joined Bain Capital in 2005. Mr. Chen is currently a managing director with Bain Capital Asia, mainly responsible for managing Bain Capital’s private equity investments in Greater China and Asia Pacific region. His focus is on telecommunications, technology, media, business and financial services sectors. Prior to that, Mr. Chen served as an associate consultant at Bain & Company from 2001 to 2003. Mr. Chen currently sits on the boards of RISE Education Cayman Ltd (Nasdaq: REDU), ASIMCO, ChinaPnR and Trans Maldivian Airways. Mr. Chen received an MBA degree from Harvard University Business School and a bachelor’s degree in economics from Harvard University.

Barnaby Thomas Patrick Lyons has served as our director since July 2019. Mr. Lyons has also served as a managing director, head of Asia at Bain Capital Credit (Hong Kong) from 2015 to present. He served at Bain Capital Credit (London) from 2006 to 2014. He served as a global management consultant at Bain & Company from 2004 to 2006. Mr. Lyons received a bachelor’s degree from Princeton University as a member of Phi Beta Kappa.

Graeme Torre has served as our director since August 2020. Mr. Torre is a managing director and head of real estate at APG Asset Management Asia. Based in the Hong Kong office, he is responsible for the private and public market real estate portfolios in Asia Pacific. Prior to joining APG in 2017, he was a managing director at Asia Pacific for Invesco Real Estate (formerly AIG Global Real Estate). Prior to that, he was head of Asia property for Henderson Global Investors. He has covered the Asia Pacific markets for over 20 years investing across the risk spectrum in both public and private sectors. He is a member of APG’s real estate global management team and global investment committee, a board member of Asian Association for Investors in Non-Listed Real Estate Vehicles and a member of the Royal Institution of

Chartered Surveyors. He holds a master’s degree in finance from University College Dublin.

Weili Hong has served as our director since June 2020. Dr. Hong is an independent director of Luolai Lifestyle Technology Co., Ltd. (SZSE: 002293) and an independent director of RISE Education Cayman Ltd (Nasdaq: REDU). In addition, Dr. Hong served as the President and Chief Research Officer of CMC Holdings from 2016 to 2018. Prior to joining CMC, Dr. Hong was a partner of the Gopher Asset Management from 2014 to 2016, in charge of PE/VC FOFs and direct investments. He also served as the managing partner of KTB China from 2008 to 2012, and the head of BD in ING China from 2004 to 2007. Dr. Hong was one of the pioneers of China’s capital markets since he joined Shanghai Stock Exchange at its forming stage in 1992, where he served in several important positions and developed China’s first financial futures product. From 1997 to 2004, Dr. Hong had served as a managing director of the securities business of China Venture-Tech Investment Group and the head of its Shanghai Branch. Dr. Hong received his Bachelor’s degree in 1992 and Doctor’s degrees in Economics in 1999 from Fudan University. Dr. Hong currently serves as a Guest Professor and a supervisor of the Master Degree Program in the School of Economics; and a Guest Professor of the Fanhai International School of Finance, Fudan University. Dr. Hong is also the vice chairman of the Global Alumni Association of the School of Economics, Fudan University, as well as the vice chairman of the Private Equity Association of Shanghai.

Thomas J. Manning has served as our director since August 2020. He is currently the executive chairman of Cresco Labs Inc. (CSE: CL), one of the largest and fastest growing public U.S.-based companies in the emerging cannabis industry. He also serves on the board of CommScope Holding Company, Inc. (Nasdaq: COMM), a leading global telecommunication and network technology manufacturer. From 2018 to 2019, he was the former chairman and chief executive officer of Dun & Bradstreet, the global leader in corporate information and data analytics. Prior to joining Dun & Bradstreet, Mr. Manning worked and lived in Asia for nearly 20 years, serving as CEO of Cerberus Asia Operations & Advisory Limited, a subsidiary of Cerberus Capital Management, CEO of Capgemini Asia, a leading information technology services company, and CEO of Ernst & Young Consulting Asia. He was also a senior partner with Bain & Company in Silicon Valley and was also a practice leader with McKinsey & Company early in his career. Mr. Manning previously served as a director of five public companies in China, namely Clear Media Limited, iSoftStone Holdings Limited, Asiainfo-Linkage, Inc., Gome Electrical Appliances Company, and the Bank of Communications Co., Ltd., and he served as a director in several private equity backed companies in China, India, and the United States. Mr. Manning is currently a 2020 Senior Fellow in Harvard University’s Advanced Leadership Initiative. He has served as an Executive-in-Residence at the University of Chicago Booth School of Business and an adjunct faculty member at The University of Chicago Law School. Mr. Manning holds an MBA from Stanford Graduate School of Business and a bachelor’s degree in East Asian Studies from Harvard College.

Gang Yu has served as our director since September 2020. He is co-founder and executive chairman of 111, Inc. (Nasdaq: YI). He is one of China’s renowned serial entrepreneurs, co-founder of two major companies in China, Yihaodian, a leading e-commerce platform in China, and 111, Inc., a leading integrated online and offline healthcare platform in China powered by technology. Prior to beginning his entrepreneurial career, he held senior roles with Dell Inc. and Amazon.com, as vice-president for worldwide procurement at Dell and vice-president for worldwide supply chain at Amazon. He currently serves as board director of Midea Group Co., Ltd. (SZSE: 000333) and LightInTheBox Holding Co., Ltd. (NYSE: LITB), and as the co-chairman of the board of Zall Group (HKEx: 02098). He has had a distinguished academic career as well, serving as chair professor at the McCombs School of Business at the University of Texas at Austin and director of the Center for Management of Operations and Logistics and co-director of the Center for Decision-making Under Uncertainty. Dr. Yu has published over 80 journal articles, six books, and holds three U.S. patents. Dr. Yu is a recipient of numerous prestigious international awards, including the 2002 Franz Edelman Management Science Achievement Award from INFORMS and the 2012 Martin K. Starr Excellence in Production and Operations Management Practice Award from POMS. He has a doctorate in decision sciences from the Wharton School of the University of Pennsylvania, a master of science degree in physics from Cornell University, and an undergraduate degree from Wuhan University.

B.	Compensation

Compensation of Directors and Executive Officers

For the year ended December 31, 2020, we paid an aggregate of RMB6.4 million (US$1.0 million) in cash and benefits to our executive officers and we paid USD$38,500 in cash to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

Employment Agreements and Indemnification Agreements

We have entered into employment agreements with our executive officers. Each of our executive officers is employed for a continuous term, or a specified time period which will be automatically extended, unless either we or the executive officer gives prior notice to terminate such employment. We may terminate the employment for cause, at any time, without notice or remuneration, for certain acts of the executive officer, including but not limited to the commitments of any serious or persistent breach or non-observance of the terms and conditions of the employment, conviction of a criminal offense other than one which in the opinion of the board does not affect the executive’s position, willful, disobedience of a lawful and reasonable order, misconduct being inconsistent with the due and faithful discharge of the executive officer’s material duties, fraud or dishonesty, or habitual neglect of his or her duties. An executive officer may terminate his or her employment at any time with written notice 30 days prior.

Each executive officer has agreed to hold, both during and after the employment agreement expires or is earlier terminated, in strict confidence and not to use or disclose to any person, corporation or other entity without written consent, any proprietary or confidential information relating to the technology, business operations, management and any other aspects of us. Each executive officer has also agreed to assign all right, title and interest relating to any inventions, works of authorship, designs, know-how, idea and information made or conceived or reduced to practice, in whole or in part, by such executive officer during the his or her employment with us to the fullest extent allowed by applicable law, and assist us in obtaining and enforcing patents, copyrights and any other legal protection for such inventions, works of authorship, designs, know-how, among others.

We have entered into indemnification agreements with our directors and executive officers, pursuant to which we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or officer.

Share Incentive Plans

We maintain employee share incentive plan in order to attract, motivate, retain and reward talent, provide additional incentives to our officers, employees, directors and other eligible persons, and promote the success of our business and the interests of our shareholders.

Bridge PromoteCo Incentive Plan

To attract and retain key employees, we have established Bridge Management, L.P. incentive plan, or our Bridge PromoteCo Incentive Plan. Bridge Management, L.P., or Bridge PromoteCo, is the incentive plan holding entity for our Bridge PromoteCo Incentive Plan. BCPE Bridge GP, LLC, an entity wholly owned by BCI, is the general partner of Bridge PromoteCo.

BCPE Bridge Cayman, L.P., or BCPE Bridge, one of our shareholders, issued 1,000,000 of its class B Units, or BCPE Bridge Class B Units, to Bridge PromoteCo on September 11, 2019. Correspondingly, Bridge PromoteCo was authorized to issue a total number of 1,000,000 of its incentive units to certain of our employees under the Second Amended and Restated Agreement of Limited Partnership of Bridge PromoteCo, or the LPA. The holders of the incentive units are limited partners of Bridge PromoteCo.

The terms of the plan are specified under the LPA and unit grant agreements entered into between Bridge PromoteCo and the grantees. The following paragraphs summarize the terms of the plan.

Issuance of Incentive Units.    Bridge PromoteCo is authorized to issue incentive units from time to time, subject to general partner approval. Incentive units are subject to forfeiture or repurchase in the event of an employee’s termination under certain circumstances. Bridge PromoteCo, in the discretion of the general partner, is authorized to issue incentive units to, among others, our employees, directors or officers to replace any incentive units that have been forfeited pursuant to the LPA (in which case, in the case of crystallized incentive units associated with corresponding shares of us, such corresponding shares of us will be re-allocated to the person to whom such new crystallized incentive units).

Unit Grant Agreements.    The issuance of incentive units is evidenced by a unit grant agreement entered into between Bridge PromoteCo and the grantee.

Vesting.    The vesting schedule of the incentive units is subject to the terms of the LPA, unit grant agreements and the ancillary agreements.

Crystallization Option and Post-IPO Redemption Right.

Subject to the terms of the LPA, the limited partnership agreement of BCPE Bridge, or the BCPE Bridge LPA, the unit grant agreements and the ancillary agreements, the Requisite Holder, as defined under the LPA, have the right, or the Crystallization Option, by giving written notice to the general partner no later than ten business days prior to the filing of the preliminary prospectus of an IPO, to require Bridge PromoteCo to exercise its right to elect to redeem certain BCPE Bridge Class B Units held by Bridge PromoteCo. and the general partner has the Crystallization Option in respect of certain BCPE Bridge Class B Unites held by Bridge PromoteCo.

Promptly following receipt of the crystallization notice, Bridge PromoteCo will exercise the redemption option in accordance with the BCPE Bridge LPA with respect to a number of BCPE Bridge Class B Units. Incentive units that have so crystallized will be deemed to correspond to a number of our shares to be determined based on, among other things, the value of our shares at the time of the offering. The Crystallization Option will be effective only if our IPO is consummated.

In the event that (i) such grantee have exercised the Crystallization Option, (ii) our IPO is consummated, and (iii) BCPE Bridge exercises the redemption option pursuant to the BCPE Bridge LPA, at any time following our IPO, each limited partner subject to the terms of the LPA, has the right to require Bridge PromoteCo, by providing notice to the general partner, to redeem such person’s crystallized incentive units in exchange for our shares corresponding to such crystallized incentive units to the extent vested and otherwise in accordance with the terms of the LPA.

Amendment.    Any provision of the LPA may be amended or modified if, but only if, such amendment or modification is in writing and is approved in writing by the general partner of Bridge PromoteCo and in accordance with the terms of the LPA.

The table below summarizes, as of March 31, 2021, the incentive units that we have granted to our directors and executive officers, excluding any incentive units forfeited.

Name	Number of incentive units Granted	Type of incentive units	Date of Grant
Michael Frederick Foust	266,000	Key Person Incentive Unit	September 11, 2019
Qian Xiao	*	Key Person Incentive Unit	May 29, 2020
Dongning Wang	*	Non-Key Person Incentive Unit	May 29, 2020

____________

Note:

*        Less than 1% of our outstanding shares.

As of March 31, 2021, individuals other than our directors and executive officers as a group held 178,345 incentive units.

BCPE Stack ESOP Holdco Limited Share Option Plan

Our BCPE Stack ESOP Holdco Limited Share Option Plan, or the ESOP Holdco Plan, was adopted as of December 2019. BCPE Stack ESOP Holdco Limited, or ESOP Holdco, was established as the incentive plan holding entity for our ESOP Holdco Plan.

Under the plan, the plan administrator has the right to grant to any plan participant, at any time prior to the termination of the plan, options in such quantity, at such price, on such terms and conditions as are consistent with the plan. Bain Capital serves as the nominee to hold class A shares of ESOP Holdco (the “ESOP Holdco Class A Shares”).We have issued 17,633,120 ordinary shares to ESOP Holdco. Correspondingly, a maximum of 17,633,120 class B shares of ESOP Holdco (the “ESOP Holdco Class B Shares”) may be issued upon exercise of options granted under the ESOP Holdco Plan. Unless otherwise agreed to by the special approval from the boards of directors of the ESOP Holdco, at any time after our IPO as defined under the ESOP Holdco Plan, each grantee who holds ESOP Holdco Class B Shares that have vested shall have the right to elect to exchange all (but not less than all) of such vested ESOP Holdco Class B Shares then held by such grantee for the same number of our ordinary shares according to our ESOP Holdco Plan. As of March 31, 2021, all of the 17,633,120 ESOP Holdco Class B Shares have been issued as a result of the exercise of the options under the ESOP Holdco Plan.

The following paragraphs summarize the terms of the ESOP Holdco Plan.

Plan administration.    The plan administrator has discretionary authority, subject only to the express provisions of the ESOP Holdco Plan, to interpret the plan; determine eligibility for and grant options; determine, modify or waive the terms and conditions of any option; prescribe forms, rules and procedures; and otherwise do all things necessary to carry out the purposes of the plan. The plan administrator is the board of ESOP Holdco or a committee of the board of ESOP Holdco in case where the board of ESOP Holdco delegates its authority under the plan to such committee.

Types of awards.    The ESOP Holdco Plan permits the award of share options. Options issued under the plan are exercisable, subject to the terms and conditions of the plan and the underlying award agreement, for ESOP Holdco Class B Shares.

Award agreements.    Options granted under the ESOP Holdco Plan are evidenced by a share option award agreement entered into between ESOP Holdco and the grantee.

Eligibility.    The plan administrator will select participants under the ESOP Holdco Plan from among key employees and management team members of us or our subsidiaries and consolidated entities who, in the opinion of the administrator, are in a position to make a significant contribution to the success of us and our subsidiaries and consolidated entities.

Term of awards.    The term of each award is stated in the relevant award agreement.

Vesting and Exercisability.    The plan administrator may determine the time or times at which an option will vest or become exercisable and the terms on which an option requiring exercise will remain exercisable. The plan administrator may at any time accelerate the vesting or exercisability of an option, regardless of any adverse or potentially adverse tax or other consequences resulting from such acceleration. Unless otherwise specified in an award agreement, options shall be exercisable only (x) to the extent that they are vested and (y) after our IPO as defined under the ESOP Holdco Plan. The award agreement for each option sets forth the vesting terms of such option, which may include (as determined by the plan administrator) time-based vesting, performance-based vesting, the absence of certain defaults or similar event and/or a combination thereof. Each option and the ESOP Holdco Class B Shares into which such option is exercisable are subject to termination, forfeiture or repurchase in accordance with the terms set forth in the award agreement.

Exercise price.    Except as otherwise set forth in an award agreement, an option will have an exercise price (A) no less than the fair market value of the ESOP Holdco Class B Shares into which such option is exercisable at the date of grant and (B) no less than the par value of the ESOP Holdco Class B Shares into which such option is exercisable.

IPO Restructuring.    At any time in anticipation to or following the occurrence of our IPO as defined under the ESOP Holdco Plan, the plan administrator may effect a restructuring, liquidation or winding up of ESOP Holdco whereby our ordinary shares held by ESOP Holdco will be transferred and/or distributed to holders of shares of ESOP Holdco and options such that (x) each holder of the ESOP Holdco Class B Shares that have vested prior to such restructuring shall receive one ordinary share of us for each vested ESOP Holdco Class B Share held by him/her/it, (y) each holder of an option (or portion thereof) or of any ESOP Holdco Class B Shares issued upon exercise thereof that have not yet vested at the time of such restructuring shall receive either (A) a number of our ordinary shares with a fair market value corresponding to the fair market value of such option (or portion thereof) or unvested ESOP Holdco Class B Shares, (B) an option to acquire ordinary shares of us with a fair market value corresponding to the fair market value of such option (or portion thereof) or unvested ESOP Holdco Class B Shares, or another security convertible into, exercisable for or exchangeable for ordinary shares of us as the plan administrator may determine to be appropriate, in each case, to be issued in accordance with a share option plan or other equity incentive plan of us to be adopted by our board or its designee, and (z) any other ordinary shares of us not distributed to holders of ESOP Holdco Class B Shares or holders of options in accordance with the foregoing clause (x) or (y) shall be distributed to the holders of ESOP Holdco Class A Shares on a pro rata basis.

Term.    No options may be granted after ten years from the date of adoption of the ESOP Holdco Plan, but previously granted options may continue beyond that date in accordance with their terms.

Amendment.    The plan administrator may at any time or times amend the ESOP Holdco Plan or any outstanding option for any purpose which may at the time be permitted by law, and may at any time terminate the Plan as to any future grants of options; provided, that except as otherwise expressly provided in the plan, the plan administrator may not, without the plan participant’s consent, alter the terms of an option so as to affect materially and adversely the plan participant’s rights attached to such option, unless the plan administrator expressly reserved the right to do so at the time the option was granted. Any amendments to the plan will be conditioned upon shareholder approval of the ESOP Holdco only to the extent such approval is required by law, as determined by the plan administrator.

The table below summarizes, as of March 31, 2021, ESOP Holdco Class B Shares that we have granted to our directors and executive officers, all of which have been exercised into ESOP Holdco Class B Shares.

Name	Number of Underlying ESOP Holdco Class B Shares Granted	Price (US$/Share)	Date of Grant
Jing Ju	3,206,022	0.50	January 8, 2020
	7,971,076	1.00	January 8, 2020
Qian Xiao	*	0.50	January 8, 2020

____________

Note:

*        Less than 1% of our outstanding shares.

As of March 31, 2021, individuals other than our directors and executive officers as a group hold a total of 1,300,000 ESOP Holdco Class B Shares.

Chindata Group Holdings Limited 2020 Share Option Plan

We adopted and amended Chindata Group Holdings Limited 2020 Share Option Plan, or the 2020 Share Option Plan, in 2020.

Under the plan, the plan administrator has the right to grant to any plan participant, at any time prior to the termination of the plan, options in such quantity, at such price, on such terms and conditions as are consistent with the plan. A maximum of 22,291,218 ordinary shares of our company may be issued upon exercise of options granted under the 2020 Share Option Plan. As of March 31, 2021, 14,158,509 options have been granted under the 2020 Share Option Plan, and 5,667,164 options have been exercised for our ordinary shares. Our ordinary shares issued for the grantee’s early exercise remain subject to the existing service and performance vesting conditions stipulated under the 2020 Plan.

The following paragraphs summarize the terms of the 2020 Share Option Plan.

Plan administration.    The plan administrator has discretionary authority, subject only to the express provisions of the 2020 Share Option Plan, to interpret the plan; determine eligibility for and grant options; determine, modify or waive the terms and conditions of any option or any shares issued upon exercise thereof; prescribe forms, rules and procedures; and otherwise do all things necessary to carry out the purposes of the plan. The plan administrator is the board of our Company or a committee of the board of our company in case where the board of our company delegates its authority under the plan to such committee.

Types of awards.    The 2020 Share Option Plan permits the award of share options. Options issued under the plan are exercisable, subject to the terms and conditions of the plan and the underlying award agreement, for ordinary shares.

Award agreements.    Options granted under the 2020 Share Option Plan are evidenced by a share option award agreement entered into between us and the grantee.

Eligibility.    The plan administrator will select participants under the 2020 Share Option Plan from among key employees and management team members of us or our subsidiaries and consolidated entities who, in the opinion of the administrator, are in a position to make a significant contribution to the success of us and our subsidiaries and consolidated entities.

Term of awards.    The term of each award is stated in the relevant award agreement, award exercise agreement or supplement to such agreement.

Vesting and Exercisability.    The plan administrator may determine the time or times at which an option will vest or become exercisable and the terms on which an option requiring exercise will remain exercisable. The plan administrator may at any time accelerate the vesting or exercisability of an option, regardless of any adverse or potentially adverse tax or other consequences resulting from such acceleration. Unless otherwise specified in an award agreement, options shall be exercisable only (x) to the extent that they are vested and (y) after our IPO as defined under the 2020 Share Option Plan. The award agreement and the ancillary documents for each option set forth the vesting terms of such option, which may include (as determined by the plan administrator) time-based vesting, performance-based vesting, the absence of certain defaults or similar event(s) and/or a combination thereof. Each option, and the ordinary shares into which such option is exercisable are subject to termination, forfeiture or repurchase in accordance with the terms set forth in the award agreement.

Exercise price.    Except as otherwise set forth in an award agreement, an option will have an exercise price (A) no less than the fair market value of the ordinary shares into which such option is exercisable at the date of grant and (B) no less than the par value of the ordinary shares into which such option is exercisable.

Term.    No options may be granted after ten years from the date of adoption of the 2020 Share Option Plan, but previously granted options may continue beyond that ten-year anniversary date in accordance with their terms.

Amendment.    The plan administrator may at any time or times amend the 2020 Share Option Plan or any outstanding option or the terms of any award agreement or any option exercise agreement for any purpose which may at the time be permitted by law, and may at any time terminate the Plan as to any future grants of options; provided that except as otherwise expressly provided in the plan or any award agreement or any option exercise Agreement, the plan administrator may not, without the plan participant’s consent, alter the terms of an option so as to affect materially and adversely the plan participant’s rights attached to such option, unless the plan administrator expressly reserved the right to do so at the time the option was granted. Any amendments to the plan will be conditioned upon shareholder approval only to the extent such approval is required by law, as determined by the plan administrator.

The table below summarizes, as of March 31, 2021, the options that we have granted to our directors and executive officers, all of which have been exercised for our ordinary shares.

Name	Number of Options Granted	Price (US$/Share)	Date of Grant
Jing Ju	5,667,164	US$1.00	May 29, 2020

As of March 31, 2021, individuals other than our directors and executive officers as a group hold a total of 8,491,345 options under the 2020 Share Option Plan.

C.	Board Practices

Our board of directors currently consists of ten directors. A director is not required to hold any shares in our company by way of qualification. A director may vote with respect to any contract, proposed contract or arrangement in which he is materially interested, provided that (i) such director, if his or her interest in such contract or arrangement is material, has declared the nature of his or her interest at the earliest meeting of the board at which it is practicable for him or her to do so, either specifically or by way of a general notice and (ii) if such contract or arrangement is a transaction with a related party, such transaction has been approved by the audit committee. The directors may exercise all the powers of the company to borrow money, mortgage or charge its undertaking, property, and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any debt, liability, or obligation of the company or of any third party. None of our directors has a service contract with us that provides for benefits upon termination of service as a director.

Committees of the Board of Directors

We have established three committees under the board of directors: an audit committee, a compensation committee and corporate governance and nominating committee. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee.    Our audit committee consists of Thomas J. Manning, Weili Hong and Gang Yu, and is chaired by Thomas J. Manning. Thomas J. Manning, Weili Hong and Gang Yu satisfy the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Listing Rules and meet the independence standards under Rule 10A-3 under the Exchange Act. Our board of directors has also determined that Thomas J. Manning qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

•        appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•        reviewing with the independent auditors any audit problems or difficulties and management’s response;

•        discussing the annual audited financial statements with management and the independent auditors;

•        reviewing the adequacy and effectiveness of our financial reporting processes and internal control over financial reporting, and discussing risk assessment and management, financial risk exposures and the actions taken to monitor such exposures with management;

•        reviewing and approving all proposed related party transactions;

•        meeting separately and periodically with management and the independent auditors; and

•        reviewing compliance with legal or regulatory requirements, the performance and independence of the independent auditors, and the performance of our internal audit function.

Compensation Committee.    Our compensation committee consists of Zhongjue Chen, Jing Ju and Weili Hong, and is chaired by Zhongjue Chen. Weili Hong satisfies the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Listing Rules. Our compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our Chief Executive Officer may not be present at any committee meeting during which his compensation is deliberated upon. The compensation committee is responsible for, among other things:

•        reviewing and approving the compensation of the Chief Executive Officer, and recommending to the board for its approval, the compensation of other executive officers;

•        reviewing all director compensation and benefits for service on the Board and Board committees;

•        reviewing annually all annual bonus, performance-based compensation plans, stock option, employee pension and welfare benefit plans; and;

•        selecting or receiving advice from compensation and benefits consultants, independent legal counsel or other advisors only after taking into consideration all factors relevant to that person’s independence from management.

Corporate Governance and Nominating Committee.    Our corporate governance and nominating committee consists of Jonathan Jia Zhu, Jing Ju and Gang Yu, and is chaired by Jonathan Jia Zhu. Gang Yu satisfies the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Listing Rules. The corporate governance and nominating committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board of directors and its committees. The corporate governance and nominating committee is responsible for, among other things:

•        recommending nominees for election by the shareholders or appointment by the board;

•        reviewing annually the composition of the board with regards to the characteristics such as independence, qualification, experience and availability;

•        review annually the performance of each director and considering the results of such evaluation when determining whether or not to recommend the nomination of such director for an additional term; and

•        developing and recommending to the board the corporate governance guidelines and appropriate changes thereto and reviewing the adequacy and effectiveness of our procedures to ensure proper compliance with them.

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly, and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also owe to our company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than what may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care, and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time, and the class rights vested thereunder in the holders of the shares. Our company has the right to seek damages if a duty owed by our directors is breached. A shareholder may in certain circumstances have rights to damages if a duty owed by the directors is breached. Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

•        convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

•        declaring dividends and distributions;
•        appointing officers and determining the term of office of officers;

•        exercising the borrowing powers of our company and mortgaging the property of our company; and

•        approving the transfer of shares in our company, including the registering of such shares in our share register.

Terms of Directors and Executive Officers

Our directors may be elected by an ordinary resolution of our shareholders. Alternatively, our board of directors may, by the affirmative vote of a simple majority of the directors present and voting at a board meeting appoint any person as a director to fill a casual vacancy on our board or as an addition to the existing board. Our directors are divided into two classes designated as Class I and Class II. Directors assigned to Class I shall initially serve until the first annual general meeting following October 2, 2020; and directors assigned to Class II shall initially serve until the second annual general meeting October 2, 2020. Commencing with the first annual general meeting following October 2, 2020, directors elected to succeed those directors of the class the term of which shall then expire, shall have a term of office expiring at the second succeeding annual general meeting after their election. Each director whose term of office expires shall be eligible for re-election. Our directors may also be removed from office by ordinary resolution of our shareholders. In addition, a director will cease to be a director if he (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found to be or becomes of unsound mind.; (iii) resigns his office by notice in writing; (iv) without special leave of absence from our board, is absent from meetings of our board for three consecutive meetings and our board resolves that his office be vacated; (v) is removed by the affirmative vote of a simple majority of the remaining directors present and voting at a board meeting; or (vi) is removed from office pursuant to any other provision of our articles of association. Our officers are appointed by and serve at the discretion of the board of directors, and may be removed by our board of directors.

D.	Employees

We had 477, 786 and 981 employees as of December 31, 2018, 2019 and 2020, respectively. The following table sets forth the breakdown of our employees as of December 31, 2020 by function and location:

Function	Number of Employees
Plan, design, construction, solution and operation and maintenance	528
Research and development	121
Sales and marketing	56
General administrative and others	276
Total	981

Location	Number of Employees
China	895
India	7
Malaysia	68
Singapore	11
Total	981

We enter into individual employment contracts with our employees to cover matters such as salaries, benefits and grounds for termination. For information on employment agreements with our executive officers, see “Item 6. Directors, Senior Management and Employees — B. Compensation — Employment Agreements and Indemnification Agreements.”

Our employees and our culture are critical to our success. We maintain an open and proactive corporate culture. We have various recruiting channels and do our best to provide our recruits with great career development possibilities. We also have established various onsite and online training programs to keep our employees abreast of industry trends. Our training program topics cover professional and leadership skills, focusing on both our daily business operations and each employee’s individual career development. We believe that our compensation and benefits packages are competitive within our industry. We have not experienced any significant labor disputes. We believe that we maintain good relationships with our employees. None of our employees are represented by labor unions.

As required by local regulations in the country where we operate, we participate in various employee social security plans that are administered by municipal and provincial governments for our full-time employees. In China, such required social security plans include housing, pension, medical insurance, unemployment insurance, injury insurance and maternity insurance. We are required under PRC law to make contributions to employee benefit plans for our PRC-based full-time employees at specified percentages of the total salaries, bonuses and certain allowance of our employees, up to a maximum amount specified by the relevant local governments in China from time to time. We are also required to make contributions to mandated employee provident fund schemes required by local laws for our employees in other jurisdictions.

E.	Share Ownership

The following table sets forth information concerning the beneficial ownership of our ordinary shares as of March 31, 2021 by:

•        each of our directors and executive officers; and

•        each person known to us to beneficially own 5% or more of our ordinary shares.

The calculations in the table below are based on 348,396,061 Class A ordinary shares and 382,063,320 Class B ordinary shares issued and outstanding as of March 31, 2021.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant, or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned as of March 31, 2021
	Class A ordinary shares	Class B ordinary shares	% of Beneficial Ownership**	% of Aggregate Voting Power***
Directors and Executive Officers†:
Michael Frederick Foust	*	—	*	*
Jing Ju(1)	—	41,408,142	5.7	13.3
Qian Xiao	*	—	*	*
Dongning Wang	*	—	*	*
Jonathan Jia Zhu	—	—	—	—
Zhongjue Chen	—	—	—	—
Barnaby Thomas Patrick Lyons	—	—	—	—
Graeme Torre	—	—	—	—
Weili Hong	—	—	—	—
Thomas J. Manning	—	—	—	—
Gang Yu	—	—	—	—
All Directors and Executive Officers as a Group	5,118,853	41,408,142	6.4	10.3
Principal Shareholders:
Bain Capital Entities(2)	—	343,774,452	47.1	81.0
Boloria Investments Holding B.V.(3)	64,506,034	—	8.8	1.1
Zeta Cayman Limited(4)	55,290,887	—	7.6	0.9
Datalake Limited(5)	51,201,602	—	7.0	0.8
Abiding Joy Limited(1)	—	41,408,142	5.7	13.3

____________

Notes:

*        Beneficially owns less than 1% of our outstanding shares.

**        For each person and group included in this column, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of the total number of shares outstanding and the number of shares such person or group has the right to acquire upon exercise of option, warrant or other right within 60 days after March 31, 2021. The total number of Class A and Class B ordinary shares issued as of March 31, 2021 is 730,459,381.

***    For each person or group included in this column, percentage of total voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our Class A and Class B ordinary shares as a single class. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of our Class B ordinary shares is entitled to 15 votes per share on all matters submitted to them for a vote. Our Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Our Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis.

†        The business address of our directors and executive officers is No. 47 Laiguangying East Road, Chaoyang District, Beijing, 100012, the People’s Republic of China. The business address of Barnaby Thomas Patrick Lyons, Jonathan Jia Zhu and Zhongjue Chen is Suite 2501, Level 25, One Pacific Place, 88 Queensway, Admiralty, Hong Kong, the People’s Republic of China.

(1)      Represents (i) 32,621,704 Class B ordinary shares held by Abiding Joy Limited, a British Virgin Islands Company wholly-owned by Mr. Jing Ju and (ii) 5,667,164 Class B ordinary shares underlying share options granted under 2020 Share Option Plan subject to certain vesting conditions as of March 31, 2021, held by Abiding Joy Limited, and (iii) 3,119,274 Class B ordinary shares issuable upon vesting of the ESOP Holdco Class B Shares held by Mr. Jing Ju and exercise of the right to elect to exchange all of such vested ESOP Holdco Class B Shares into our Class B ordinary shares within 60 days after March 31, 2021. Mr. Jing Ju’s voting power, through Abiding Joy Limited, also included 15,683,120 Class B ordinary shares held by ESOP Holdco for which it has given Abiding Joy Limited a proxy to vote such ordinary shares. Our Company’s Class B ordinary shares underlying its ESOP Holdco Class B Shares have been issued to the ESOP Holdco and are outstanding; accordingly, the voting power of the ESOP Holdco as described in the preceding sentence had reflected that of the underlying 3,119,274 Class B ordinary shares as described in (iii). Abiding Joy Limited and Morgan Stanley Bank, N.A. entered into a prepaid forward sale contract, or the Contract, dated March 31, 2021, involving up to an aggregate amount of 3,000,000 ADSs of our Company. The Contract had been conducted in accordance with the procedures described in the SEC’s interpretive letter to Goldman, Sachs & Co. dated December 20, 1999 and the SEC’s interpretive letter to Bank of America N.A., Merrill Lynch, Pierce, Fenner & Smith Inc., dated December 1, 2011. Abiding Joy Limited has pledged the 6,000,000 Class B ordinary shares subject to the Contract to Morgan Stanley Bank, N.A. to secure the obligations of Abiding Joy Limited thereunder. The registered address of Abiding Joy Limited is Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town Tortola, British Virgin Islands.

(2)      Represent (i) 151,853,352 Class B ordinary shares held by BCPE Bridge Cayman, L.P., or BCPE Bridge, (ii) 157,302,348 Class B ordinary shares held by BCPE Stack Holdings, L.P., or BCPE Stack, (iii) 18,935,632 Class B ordinary shares held by Bridge Management, L.P., or Bridge Management, and (iv) 15,683,120 ordinary shares held by BCPE Stack ESOP Holdco Limited, the incentive plan holding entity for our ESOP Holdco Plan. BCPE Bridge, BCPE Stack and Bridge Management are exempted limited partnerships established under the laws of the Cayman Islands. BCPE Bridge GP, LLC is the general partner of BCPE Bridge. BCPE Stack GP, LLC is the general partner of BCPE Stack and Bridge Management. Bain Capital Investors, LLC, or BCI, is the managing member of BCPE Bridge GP, LLC, BCPE Stack GP, LLC. As a result of the relationships described above, BCI may be deemed to exercise voting and dispositive power with respect to the securities held by BCPE Bridge and BCPE Stack. Mr. Jing Ju (through Abiding Joy Limited) has been given a proxy to vote 15,683,120 Class B ordinary shares held by BCPE Stack ESOP Holdco Limited, and as a result, such ordinary shares are excluded from the total voting power of the Bain Capital Entities. The registered address of BCPE Bridge and BCPE Stack is PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

(3)      Represents 64,506,034 Class A ordinary shares held by Boloria Investments Holding B.V., a company incorporated under the laws of the Netherlands. Boloria Investments Holding B.V. is wholly owned by Stichting Depositary APG Strategic Real Estate Pool acting in its capacity as depository of APG Strategic Real Estate Pool, which is formed for the purpose of collective investments by its participants, all being Dutch pension funds. As a “pool”, APG Strategic Real Estate Pool is established as a fund for joint account (fonds voor gemene rekening) under Dutch laws. It is not a legal entity but a contractual arrangement between Stichting Depositary APG Strategic Real Estate Pool as its depositary, APG Asset Management N.V. as its manager, and its participants which subscribe to an interest in it. APG Asset Management N.V. is wholly-owned by APG Groep N.V., which itself is owned by Stichting Pensioenfonds ABP, as to approximately 92.16% and Stichting Bedrijfstakpensioenfonds voor de Bouwnijverheid as to approximately 7.84%. As at September 1, 2020, Stichting Pensioenfonds ABP has an approximately 96.7% interest in APG Strategic Real Estate Pool, and the remaining approximately 3.3% interest in APG Strategic Real Estate Pool is held by other Dutch pension fund participants. The address of Boloria Investments Holding B.V. is Oude Lindestraat 70, 6411EJ Heerlen, The Netherlands.

(4)      Represents 55,290,887 Class A ordinary shares held by Zeta Cayman Limited, an exempted company incorporated under the laws of the Cayman Islands with limited liability. Zeta Cayman Limited is 50% owned by Einstein Cayman Limited, a wholly owned subsidiary of SK Holdings Co., Ltd., which is a public company whose shares are listed on the Korea Stock Exchange (Stock Code: KRX 034730). The remaining 50% of its equity interest is owned by Datos, Inc, which is wholly owned by KTCU Global Partnership PEF, a collective investment scheme in the form of a limited partnership company incorporated and existing under the laws of the Republic of Korea. The general partner of KTCU Global Partnership PEF is IMM Investment Corp., and is managed by IMM, LLC. The registered address of Zeta Cayman Limited is PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

(5)      Represents 51,201,602 Class A ordinary shares, in the form of ADSs, held by Datalake Limited, a British Virgin Islands company wholly-owned by Mr. Chengyan Liu. The registered address of Datalake Limited is Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town Tortola, British Virgin Islands.

To our knowledge, as of March 31, 2021, a total of 195,974,114 Class A ordinary shares are held by one record holder in the United States. The holder is the Bank of New York Mellon, the depositary of our ADS program. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.	Related Party Transactions

Contractual Arrangements with Our Consolidated Affiliated Entities and Their Respective Shareholders

See “Item 4. Information on the Company—C. Organizational Structure.”

Transactions with Company Affiliates

We collaborated with Wangsu to operate our retail data centers and some of our wholesale data centers. Wangsu was a controlling shareholder of Chindata Xiamen prior to the combination and is a company controlled by Mr. Chengyan Liu, one of our principal shareholders. Wangsu has ceased to be a related party of our Company since the completion of the initial public offering on October 2, 2020, because the interest beneficially owned by its controlling shareholder, Mr. Chengyan Liu, has represented less than 1% of the voting power of our Company since the initial public offering. We purchase bandwidth, server cabinets and other services from Wangsu supporting the colocation services we provide at certain of our data centers in China. In 2019 and in the period from January 1,2020 to October 2, 2020, we incurred RMB104.3 million and RMB83.4 million (US$12.8 million), respectively, to Wangsu for purchases with respect to our colocation services at data centers, such as bandwidth costs and fees for server cabinets. In accordance with applicable accounting standards, a portion of such payments to

Wangsu were accounted for as a reduction to our revenues from Wangsu. In addition, Wangsu acts as one of our intermediaries for end user clients for our retail data centers and certain of our wholesale data centers in China. In 2019 and in the period from January 1, 2020 to October 2, 2020, we also provided data center colocation services to Wangsu in the amount of RMB95.1 million and RMB83.1 million (US$12.7 million), respectively, net of such portion of our payments we made to Wangsu.

Transactions with Affiliates of Certain Shareholders

In 2018, 2019 and 2020, we incurred management consulting service fees to certain affiliates of the Bain Capital Entities in the amount of RMB11.3 million, RMB16.4 million and RMB59.7 million (US$9.1 million), respectively. As of December 31, 2018, 2019 and 2020, we did not record any amount due from such parties, and an amount due to such parties of RMB90.7 million, RMB22.9 million and RMB0.5 million (US$0.1 million), respectively. Pursuant to the terms of the management consulting agreements, such agreements were terminated upon the completion of the public offering (other than for certain provisions, including with respect to reimbursement of expenses, which survive such termination), at which time we paid affiliates of the Bain Capital Entities a lump sum amount of RMB50.0 million.

In 2019 and 2020, we incurred management consulting service fees to Abiding Joy HK Limited, Stackdata Joy HK Limited and Datalake HK Limited, the holding entities of certain of our shareholders, in the amount of RMB8.4 million and RMB13.0 million (US$2.0 million), respectively. As of December 31, 2018, 2019 and 2020, we had an amount due to such parties of RMB nil, RMB8.0 million and RMB37.0 million (US$5.7 million), respectively. Pursuant to terms of the management consulting agreements, such agreements were terminated upon the completion of the public offering, at which time we paid those entities a lump sum amount of RMB11.0 million.

Share Incentive Plan

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans.”

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Employment Agreements and Indemnification Agreements.”

C.	Interest of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal Proceedings

From time to time, we may be involved in disputes and legal or administrative proceedings in the ordinary course of our business, including actions with respect to breach of contract, labor and employment claims, copyright, trademark and patent infringement, and other matters. Currently one of our subsidiaries in India has been involved in an arbitration proceeding in connection with a contract dispute with a local contractor. As the arbitration proceeding remains in a preliminary stage, we cannot reliably estimate the likelihood of an unfavorable outcome or the amounts or range of any potential loss. Based on currently available information, we do not believe that the ultimate outcome of the arbitration is reasonably possible to have a material adverse effect on our financial position, results of operations or cash flows. However, legal proceedings are subject to inherent uncertainties and our view of these matters may change in the future. We cannot predict whether we could become a party to any litigation, legal proceeding, or claim arising from the ordinary course of our business, which may, to various extents, affect our future results of business, operations and financial position.

Dividend Policy

Our board of directors has discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our Board decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the Board may deem relevant.

We do not have any plan to pay any cash dividends on our ordinary shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

We are a holding company incorporated in the Cayman Islands. For our cash requirements, including any payment of dividends to our shareholders, we rely upon payments from our operating entities. PRC regulations may restrict the ability of our PRC subsidiary to pay dividends to us. See “Item 4. Information on the Company—B. Business Overview—Regulations — PRC Regulations — Regulations on Foreign Exchange and Offshore Investment” and “Item 4. Information on the Company—B. Business Overview—Regulations — PRC Regulations — Regulations on Dividend Distribution.”

If we pay any dividends on our ordinary shares, we will pay those dividends which are payable in respect of the Class A ordinary shares underlying the ADSs to the depositary, as the registered holder of such Class A ordinary shares and the depositary then will pay such amounts to the ADS holders in proportion to the Class A ordinary shares underlying the ADSs held by such ADS holders, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. Cash dividends on our ordinary shares, if any, will be paid in U.S. Dollars.

B.	Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

Our ADSs have been listed on the Nasdaq Global Select Market since September 30, 2020. Our ADSs trade under the symbol “CD.”

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ADSs have been listed on the Nasdaq Global Select Market since September 30, 2020 under the symbol “CD.”

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

We are a Cayman Islands company and our affairs are governed by our memorandum and articles of association, as amended from time to time, and the Companies Act (As Revised) of the Cayman Islands, which we refer to as the Companies Act below, and the common law of Cayman Islands.

The following are summaries of material provisions of our currently effective memorandum and articles of association, as well as the Companies Act (As Revised) insofar as they relate to the material terms of our shares.

Objects of Our Company.    Under our memorandum and articles of association, the objects of our company are unrestricted and we have the full power and authority to carry out any object not prohibited by the law of the Cayman Islands.

Ordinary Shares.    Our ordinary shares are issued in registered form and are issued when registered in our register of members. We may not issue shares to bearer. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares. Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of our Class A ordinary shares and Class B ordinary shares will have the same rights except for voting and conversion rights. Each Class A ordinary share shall entitle the holder thereof to one vote on all matters subject to vote at our general meetings, and each Class B ordinary share shall entitle the holder thereof to 15 votes on all matters subject to vote at our general meetings.

Conversion.    Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any transfer of any Class B ordinary shares by a holder hereof to any person who is not any of BCPE Bridge Cayman, L.P., BCPE Stack Holdings, L.P., Mr. Jing Ju or their respective affiliates, such Class B ordinary Shares shall be automatically and immediately converted into an equal number of Class A ordinary Shares. In addition, all of the Class B ordinary shares held by BCPE Bridge Cayman, L.P. and BCPE Stack Holdings, L.P. shall be automatically and immediately converted into an equal number of Class A ordinary shares on the earlier of (i) such date when the number of ordinary shares held by BCPE Bridge Cayman, L.P. and BCPE Stack Holdings, L.P. and their affiliates (taken as a whole) falls below 10% of our aggregate number of ordinary shares then outstanding and (ii) October 2, 2025. All of the Class B ordinary shares beneficially held by Mr. Jing Ju shall be automatically and immediately converted into the same number of Class A ordinary shares if (i) Mr. Jing Ju ceases to act as our chief executive officer and (ii) Mr. Jing Ju ceases to act as our director due to his voluntary resignation or due to his removal following the occurrence of an event of default (as defined under our memorandum and articles of association) by Mr. Jing Ju or any of his affiliates.

Dividends.    The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors or declared by our shareholders by ordinary resolution (provided that no dividend may be declared by our shareholders which exceeds the amount recommended by our directors). Our memorandum and articles of association provide that dividends may be declared and paid out of the funds of our Company lawfully available therefor. Under the laws of the Cayman Islands, our company may pay a dividend out of either profit or share premium account; provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

Voting Rights.

A resolution put to the vote of the meeting shall always be decided on a poll and not on a show of hands. A poll may be demanded by the chairman of such meeting or any one or more shareholders collectively present in person or by proxy holding not less than 30% of the votes attaching to all issued and outstanding shares that carry the right to attend and vote at the meeting.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast at a meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the issued and outstanding ordinary shares at a meeting. A special resolution will be required for important matters such as a change of name or making changes to our memorandum and articles of association. Our shareholders may, among other things, divide or combine their shares by ordinary resolution.

General Meetings of Shareholders.    As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors.

Shareholders’ general meetings may be convened by our directors (acting by a resolution of our board). Advance notice of at least five calendar days is required for the convening of our annual general shareholders’ meeting (if any) and any other general meeting of our shareholders. A quorum required for any general meeting of shareholders consists of, at the time when the meeting proceeds to business, one or more of our shareholders holding shares which carry in aggregate (or representing by proxy) not less than a majority of the votes attaching to issued and outstanding shares in our company entitled to vote at such general meeting.

The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our memorandum and articles of association provide that upon the requisition of any one or more of our shareholders holding shares which carry in aggregate not less than 30% of all votes attaching to the issued and outstanding shares of our company entitled to vote at general meetings, our board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. However, our memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

Transfer of Ordinary Shares.    Subject to the restrictions set out below, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

•

the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

•	the instrument of transfer is in respect of only one class of ordinary shares;
•	the instrument of transfer is properly stamped, if required;
•	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and
•	a fee of such maximum sum as Nasdaq may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within three months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, after compliance with any notice required in accordance with the rules of Nasdaq, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine; provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year as our board may determine.

Liquidation.    On the winding up of our company, if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up capital, such the assets will be distributed so that, as nearly as may be, the losses are borne by our shareholders in proportion to the par value of the shares held by them.

Calls on Shares and Forfeiture of Shares.    Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Shares.    We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner as may be determined, before the issue of such shares, by our board of directors or by our shareholders by ordinary resolution. Our company may also repurchase any of our shares on such terms and in such manner as have been approved by our board of directors. Under the Companies Act, the redemption or repurchase of any share may be paid out of our Company’s profits or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if our company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares.    Whenever the capital of our company is divided into different classes the rights attached to any such class may, subject to any rights or restrictions for the time being attached to any class, only be materially adversely varied with the consent in writing of the holders of not less than a majority of the issued shares of that class or with the sanction of a resolution passed by a majority of the votes cast at a separate meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation, allotment or issue of further shares ranking pari passu with such existing class of shares.

Issuance of Additional Shares.    Our memorandum and articles of association authorizes our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

Our memorandum and articles of association also authorizes our board of directors to establish from time to time one or more series of preference shares and to determine, with respect to any series of preference shares, the terms and rights of that series, including:

•	the designation of the series;
•	the number of shares of the series;
•	the dividend rights, dividend rates, conversion rights, voting rights; and
•	the rights and terms of redemption and liquidation preferences.

Our board of directors may issue preference shares without action by our shareholders to the extent authorized but unissued. Issuance of these shares may dilute the voting power of holders of ordinary shares.

Notwithstanding the above, any issuance by our company of additional Class B ordinary shares or any authorization of any new class of shares in the capital of our company that carries more than one (1) vote per share shall require the prior consent in writing of each holder of Class B ordinary shares.

Inspection of Books and Records. Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (other than copies of our memorandum and articles of association, our register of mortgages and charges and any special resolutions passed by our shareholders). However, we will provide our shareholders with annual audited financial statements.

Anti-Takeover Provisions. Some provisions of our memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

•

authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders; and

•	limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Exempted Company. We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

•	does not have to file an annual return of its shareholders with the Registrar of Companies;
•	is not required to open its register of members for inspection;
•	does not have to hold an annual general meeting;
•	may issue negotiable or bearer shares or shares with no par value;
•	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);
•	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;
•	may register as a limited duration company; and
•	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on that shareholder’s shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Choice of Forum.    Our articles of association provide that, unless otherwise agreed by us, (i) the federal courts of the United States shall have exclusive jurisdiction to hear, settle and/or determine any dispute, controversy or claim arising under the provisions of the Securities Act or the Exchange Act, which are referred to as the “U.S. Actions;” and (ii) save for such U.S. Actions, the courts of the Cayman Islands shall have exclusive jurisdiction to hear, settle and/or determine any dispute, controversy or claim whether arising out of or in connection with our articles of association or otherwise, including without limitation: (a) any derivative action or proceeding brought on behalf of our company, (b) any action asserting a claim of breach of a fiduciary duty owed by any of our director, officer or other employee to our company or our shareholders, (c) any action asserting a claim under any provision of the Companies Act (Revised) of the Cayman Islands or our articles of association, or (d) any action asserting a claim against our company which if brought in the United States would be a claim arising under the internal affairs doctrine (as such concept is recognized under the laws of the United State from time to time). Any person or entity purchasing or otherwise acquiring any interest in our securities shall be deemed to have notice of and have irrevocably agreed and consented to this provision.

There is uncertainty as to whether a court would enforce this provision. Furthermore, this choice of forum provision will not relieve us of our duties to comply with the federal securities laws and the rules and regulations thereunder, and our shareholders will not be deemed to have waived our compliance with these laws, rules and regulations. The choice of forum provision in our articles of association will not operate so as to deprive the courts of the Cayman Islands from having jurisdiction over matters relating to our internal affairs.

Differences in Corporate Law

The Companies Act is derived, to a large extent, from the older Companies Acts of England but does not follow recent English statutory enactments and accordingly there are significant differences between the Companies Act and the current Companies Act of England. In addition, the Companies Act differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements.    The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The plan must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose a company is a “parent” of a subsidiary if it holds issued shares that together represent at least ninety percent (90%) of the votes at a general meeting of the subsidiary.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain limited circumstances, a shareholder of a Cayman constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation, provided the dissenting shareholder complies strictly with the procedures set out in the Companies Act. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•	the statutory provisions as to the required majority vote have been met;
•

the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

•	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and
•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

The Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of a dissentient minority shareholder upon a tender offer. When a tender offer is made and accepted by holders of 90% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction by way of scheme of arrangement is thus approved and sanctioned, or if a tender offer is made and accepted, in accordance with the foregoing statutory procedures, a dissenting shareholder would have no rights comparable to appraisal rights, save that objectors to a takeover offer may apply to the Grand Court of the Cayman Islands for various orders that the Grand Court of the Cayman Islands has a broad discretion to make, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits.    In principle, we will normally be the proper plaintiff and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands courts can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of the company to challenge actions where:

•	a company acts or proposes to act illegally or ultra vires;
•	the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and
•	those who control the company are perpetrating a “fraud on the minority.”

Indemnification of Directors and Executive Officers and Limitation of Liability.    Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our memorandum and articles of association provide that we shall indemnify our directors and officers, and their personal representatives, against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such persons, other than by reason of such person’s dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

In addition, we have entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties.    Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company — a duty to act in good faith in the best interests of the company, a duty not to make a personal profit based on his position as director (unless the company permits him to do so), a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third party and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent.    Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law and our articles of association provide that shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder Proposals.    Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Companies Act provide shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our articles of association allow our shareholders holding shares which carry in aggregate not less than 30% of all votes attaching to the issued and outstanding shares of our company entitled to vote at general meetings to requisition an extraordinary general meeting of our shareholders, in which case our board is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting. Other than this right to requisition a shareholders’ meeting, our articles of association do not provide our shareholders with any other right to put proposals before annual general meetings or extraordinary general meetings. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting.    Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but our articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors.    Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our articles of association, subject to certain restrictions as contained therein, directors may be removed with or without cause, by an ordinary resolution of our shareholders. A director shall hold office until the expiration of his or her term or his or her successor shall have been elected and qualified, or until his or her office is otherwise vacated. In addition, a director’s office shall be vacated if the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) is found to be or becomes of unsound mind or dies; (iii) resigns his office by notice in writing to the company; (iv) without special leave of absence from our board of directors, is absent from three consecutive meetings of the board and the board resolves that his office be vacated or; (v) is removed by the affirmative vote of a simple majority of the remaining directors present and voting at a board meeting; or (vi) is removed from office pursuant to any other provisions of our memorandum and articles of association.

Transactions with Interested Shareholders.    The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding up.    Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Variation of Rights of Shares.    Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our articles of association, if our share capital is divided into more than one class of shares, the rights attached to any such class may only be materially adversely varied with the consent in writing of not less than a majority of the holders of the issued shares of that class or with the sanction of a resolution passed by a majority of the votes cast at a separate meeting of the holders of the shares of that class.

Amendment of Governing Documents.    Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under Cayman Islands law, our memorandum and articles of association may only be amended with a special resolution of our shareholders.

Rights of Non-resident or Foreign Shareholders.    There are no limitations imposed by our memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

C.	Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in this annual report.

D.	Exchange Controls

See “Item 4. Information on the Company — B. Business Overview — Regulations — PRC Regulations — Regulations on Foreign Exchange and Offshore Investment.”

E.	Taxation

The following summary of Cayman Islands, the PRC and U.S. federal income tax consequences of an investment in the ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in the ADSs or ordinary shares, such as the tax consequences under state, local and other tax laws, or tax laws of jurisdictions other than the Cayman Islands, the PRC and the United States. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Maples and Calder (Hong Kong) LLP, our Cayman Islands counsel. To the extent that the discussion states definitive legal conclusions under the PRC tax law, it represents the opinion of Fangda Partners, our PRC counsel.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. The Cayman Islands is not party to any double tax treaties which are applicable to any payments made by or to our company.

Payments of dividends and capital in respect of our ordinary shares (including ordinary shares represented by ADSs) will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our ordinary shares or ADSs, nor will gains derived from the disposal of our ordinary shares or ADSs be subject to Cayman Islands income or corporation tax.

PRC Taxation

Under the PRC Enterprise Income Tax Law, which became effective on January 1, 2008 and last amended on December 29, 2018, an enterprise established outside the PRC with “de facto management bodies” within the PRC is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. Under the implementation rules to the PRC Enterprise Income Tax Law, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise.

In addition, the SAT Circular 82 issued by the State Administration of Taxation in April 2009 specifies that certain offshore incorporated enterprises controlled by PRC enterprises or PRC enterprise groups will be classified as PRC resident enterprises if the following are located or resident in the PRC: (a) senior management personnel and core management departments that are responsible for daily production, operation and management; (b) financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (c) key properties, accounting books, company seal, minutes of board meetings and shareholders’ meetings; and (d) half or more of the senior management or directors having voting rights. Further to SAT Circular 82, the State Administration of Taxation issued the SAT Bulletin 45, which took effect in September 2011, to provide more guidance on the implementation of SAT Circular 82. SAT Bulletin 45 provides for procedures and administration details of determination on resident status and administration on post-determination matters. Our company is incorporated outside the PRC. As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside the PRC. As such, we do not believe that our company meets all of the conditions above or is a PRC resident enterprise for PRC tax purposes. For the same reasons, we believe our other entities outside China are not PRC resident enterprises either. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the PRC government will ultimately take a view that is consistent with our position. If the PRC tax authorities determine that our Cayman Islands holding company is a PRC resident enterprise for PRC enterprise income tax purposes, a 10% withholding tax would be imposed on dividends we pay to our non-PRC enterprise shareholders (including the ADS holders) if such dividends are deemed to be sourced within the PRC. In addition, non-PRC resident enterprise shareholders (including the ADS holders) may be subject to PRC tax on gains realized on the sale or other disposition of ADSs or ordinary shares at a rate of 10%, if such income is treated as sourced from within the PRC. Furthermore, if we are deemed a PRC resident enterprise, dividends paid to our non-PRC individual shareholders (including the ADS holders) and any gain realized on the transfer of ADSs or ordinary shares by such shareholders may be subject to PRC tax at a rate of 20% (which, in the case of dividends, may be withheld at source by us) if such dividends or gains are deemed to be sourced within the PRC. These rates may be reduced by an applicable tax treaty, but it is unclear whether non-PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Doing Business in China — If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.”

United States Federal Income Tax Considerations

The following discussion describes the material United States federal income tax considerations to a United States Holder (as defined below), under current law, of an investment in our ADSs or ordinary shares. This discussion is based on the federal income tax laws of the United States as of the date of this annual report, including the United States Internal Revenue Code of 1986, as amended, or the Code, existing and proposed Treasury regulations promulgated thereunder, judicial authority, published administrative positions of the United States Internal Revenue Service, or the IRS, and other applicable authorities, all as of the date of this annual report. All of the foregoing authorities are subject to change, which change could apply retroactively and could significantly affect the tax considerations described below. We have not sought any ruling from the IRS with respect to the statements made and the conclusions reached in the following discussion and there can be no assurance that the IRS or a court will agree with our statements and conclusions. This discussion, moreover, does not address the United States federal estate, gift, Medicare, and alternative minimum tax considerations, or any state, local and non-United States tax considerations, relating to the ownership or disposition of our ADSs or ordinary shares. Except as specifically described below, this discussion does not address any of the considerations of holding our ADSs or ordinary shares through a bank, financial institution or other entity, or a branch thereof, located, organized or resident outside the United States, including withholding taxes or reporting obligations applicable to accounts maintained with non-United States financial institutions (through which a United States Holder may hold our ADSs or ordinary shares) and does not describe any tax considerations arising in respect of the Foreign Account Tax Compliance Act, or FATCA.

This discussion applies only to a United States Holder (as defined below) that holds our ADSs or ordinary shares as capital assets for United States federal income tax purposes (generally, property held for investment). The discussion neither addresses the tax considerations to any particular investor nor describes all of the tax considerations applicable to persons in special tax situations, such as:

•        banks and certain other financial institutions;

•        insurance companies;

•        regulated investment companies;

•        real estate investment trusts;

•        brokers or dealers in stocks and securities, or currencies;

•        persons that use or are required to use a mark-to-market method of accounting;

•        certain former citizens or residents of the United States subject to Section 877 of the Code;

•        entities subject to the United States anti-inversion rules;

•        tax-exempt organizations and entities;

•        persons subject to the alternative minimum tax provisions of the Code;

•        persons whose functional currency is other than the United States dollar;

•        persons holding ADSs or ordinary shares as part of a straddle, hedging, conversion or integrated transaction;

•        persons that actually or constructively own ADSs or ordinary shares representing 10% or more of our total voting power or value;

•        persons who acquired ADSs or ordinary shares pursuant to the exercise of an employee stock option or otherwise as compensation;

•        partnerships or other pass-through entities, or persons holding ADSs or ordinary shares through such entities;

•        persons required to accelerate the recognition of any item of gross income with respect to our ADSs or ordinary shares as a result of such income being recognized on an applicable financial statement; or

•        persons that held, directly, indirectly or by attribution, ADSs or ordinary shares or other ownership interests in us prior to our initial public offering.

If a partnership (including an entity or arrangement treated as a partnership for United States federal income tax purposes) holds our ADSs or ordinary shares, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. A partnership or partner in a partnership holding our ADSs or ordinary shares should consult its tax advisors regarding the tax consequences of investing in and holding our ADSs or ordinary shares.

THE FOLLOWING DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT A SUBSTITUTE FOR CAREFUL TAX PLANNING AND ADVICE. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE UNITED STATES FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE UNITED STATES FEDERAL ESTATE OR GIFT TAX LAWS OR THE LAWS OF ANY STATE, LOCAL OR NON-UNITED STATES TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

For purposes of the discussion below, a “United States Holder” is a beneficial owner of our ADSs or ordinary shares that is, for United States federal income tax purposes:

•        an individual who is a citizen or resident of the United States;

•        a corporation created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•        an estate, the income of which is subject to United States federal income taxation regardless of its source; or

•        a trust, if (i) a court within the United States is able to exercise primary jurisdiction over its administration and one or more United States persons have the authority to control all of its substantial decisions or (ii) in the case of a trust that was treated as a domestic trust under the law in effect before 1997, a valid election is in place under applicable Treasury regulations to treat such trust as a domestic trust.

The discussion below assumes that the representations contained in the deposit agreement and any related agreement are true and that the obligations in such agreements will be complied with in accordance with their terms.

ADSs

If you own our ADSs, then you should be treated as the owner of the underlying ordinary shares represented by those ADSs for United States federal income tax purposes. Accordingly, deposits or withdrawals of ordinary shares for ADSs should not be subject to United States federal income tax.

Dividends and Other Distributions on our ADSs or Ordinary Shares

Subject to the passive foreign investment company rules discussed below, the gross amount of any distribution that we make to you with respect to our ADSs or ordinary shares (including any amounts withheld to reflect withholding taxes) will be taxable as a dividend, to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Such income (including any withheld taxes) will be includable in your gross income on the day actually or constructively received by you, if you own our ordinary shares, or by the depositary, if you own our ADSs.

Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, any distribution paid generally will be reported as a “dividend” for United States federal income tax purposes. Such dividends will not be eligible for the dividends-received deduction allowed to qualifying corporations under the Code.

Dividends received by a non-corporate United States Holder may qualify for the lower rates of tax applicable to “qualified dividend income,” if the dividends are paid by a “qualified foreign corporation” and other conditions discussed below are met. A non-United States corporation is treated as a qualified foreign corporation (i) with respect to dividends paid by that corporation on shares (or American depositary shares backed by such shares) that are readily tradable on an established securities market in the United States or (ii) if such non-United States corporation is eligible for the benefits of a qualifying income tax treaty with the United States that includes an exchange of information program. However, a non-United States corporation will not be treated as a qualified foreign corporation if it is a passive foreign investment company in the taxable year in which the dividend is paid or the preceding taxable year.

Under a published IRS Notice, common or ordinary shares, or American depositary shares representing such shares (such as our ADSs), are considered to be readily tradable on an established securities market in the United States if they are listed on the Nasdaq, as our ADSs are (but not our ordinary shares). Based on existing guidance, it is unclear whether the ordinary shares will be considered to be readily tradable on an established securities market in the United States, because only our ADSs, and not the underlying ordinary shares, are listed on a securities market in the United States. We believe, but we cannot assure you, that dividends we pay on the ordinary shares that are represented by ADSs, but not on the ordinary shares that are not so represented, will, subject to applicable limitations, be eligible for the reduced rates of taxation. In addition, if we are treated as a PRC resident enterprise under the PRC tax law (see “Item 10. Additional Information — E. Taxation — PRC Taxation”), then we may be eligible for the benefits of the income tax treaty between the United States and the PRC. If we are eligible for such benefits, then dividends that we pay on our ordinary shares, regardless of whether such shares are represented by ADSs, would, subject to applicable limitations, be eligible for the reduced rates of taxation.

Even if dividends would be treated as paid by a qualified foreign corporation, a non-corporate United States Holder will not be eligible for reduced rates of taxation if it does not hold our ADSs or ordinary shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date (disregarding certain periods of ownership while the United States Holder’s risk of loss is diminished) or if such United States Holder elects to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code. In addition, the rate reduction will not apply to dividends of a qualified foreign corporation if the non-corporate United States Holder receiving the dividend is obligated to make related payments with respect to positions in substantially similar or related property.

You should consult your tax advisors regarding the availability of the lower tax rates applicable to qualified dividend income for any dividends that we pay with respect to our ADSs or ordinary shares, as well as the effect of any change in applicable law after the date of this annual report.

Any PRC withholding taxes imposed on dividends paid to you with respect to our ADSs or ordinary shares (at a rate not exceeding the applicable rate provided in the United States–PRC income tax treaty in the case of a United States Holder that is eligible for the benefits of such treaty) generally will be treated as foreign taxes eligible for deduction or credit against your United States federal income tax liability, subject to the various limitations and disallowance rules that apply to foreign tax credits generally (including that the election to deduct or credit foreign taxes applies to all of your other applicable foreign taxes for a particular tax year). For purposes of calculating the foreign tax credit limitation, dividends paid to you with respect to our ADSs or ordinary shares will be treated as income from sources outside the United States and generally will constitute passive category income, or in certain cases, general category income. The rules relating to the determination of the foreign tax credit are complex, and you should consult your tax advisors regarding the availability of a foreign tax credit in your particular circumstances.

Disposition of our ADSs or Ordinary Shares

You will recognize gain or loss on a sale or exchange of our ADSs or ordinary shares in an amount equal to the difference between the amount realized on the sale or exchange and your tax basis in our ADSs or ordinary shares. Subject to the discussion under “— Passive Foreign Investment Company” below, such gain or loss generally will be capital gain or loss. Capital gains of a non-corporate United States Holder, including an individual, that has held our ADSs or ordinary shares for more than one year currently are eligible for reduced tax rates. The deductibility of capital losses is subject to limitations.

Any gain or loss that you recognize on a disposition of our ADSs or ordinary shares generally will be treated as United States-source income or loss for foreign tax credit limitation purposes, which could limit the availability of foreign tax credits. However, if we are treated as a PRC resident enterprise for PRC tax purposes and PRC tax is imposed on gain from the disposition of the ADSs or ordinary shares (see “Item 10. Additional Information — E. Taxation — PRC Taxation”), then a United States Holder that is eligible for the benefits of the income tax treaty between the United States and the PRC may elect to treat the gain as PRC-source income for foreign tax credit purposes. If such an election is made, the gain so treated will be treated as a separate class or “basket” of income for foreign tax credit purposes. You should consult your tax advisors regarding the proper treatment of gain or loss, as well as the availability of a foreign tax credit, in your particular circumstances.

Passive Foreign Investment Company

Based on the value of our assets and the nature and composition of our income and assets, we do not believe we were a passive foreign investment company, or PFIC, for United States federal income tax purposes for our taxable year ended December 31, 2020 and do not expect to be a PFIC in the foreseeable future, although there can be no assurances in this regard. The determination of PFIC status is based on an annual determination that cannot be made until the close of a taxable year, involves extensive factual investigation, including ascertaining the fair market value of all of our assets on a quarterly basis and the character of each item of income that we earn, and is subject to uncertainty in several respects. Moreover, we cannot assure you that the United States Internal Revenue Service, or the IRS, will agree with any position that we take. Accordingly, there can be no assurance that we will not be treated as a PFIC for any taxable year or that the IRS will not take a position contrary to any position that we take.

We will be treated as a PFIC for United States federal income tax purposes for any taxable year if, applying applicable look-through rules, either:

•        at least 75% of our gross income for such year is passive income; or

•        at least 50% of the value of our assets (generally determined based on a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income.

For this purpose, passive income generally includes dividends, interest, royalties and rents (other than certain royalties and rents derived in the active conduct of a trade or business and not derived from a related person). We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% by value of the stock. Although the law in this regard is unclear, we treat our VIEs as being owned by us for United States federal income tax purposes, because we exercise effective control over the operation of such entities and because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our consolidated financial statements. If it were determined, however, that we are not the owner of our VIEs for United States federal income tax purposes (for instance, because the relevant PRC authorities do not respect these arrangements), the nature and composition of our income and assets would change and we may be more likely to be treated as a PFIC for one or more taxable years.

Changes in the nature or composition of our income or assets may cause us to be or become a PFIC. The determination of whether we will be a PFIC for any taxable year may depend in part upon the value of our goodwill and other unbooked intangibles not reflected on our balance sheet (which may depend upon the market price of our ADSs or ordinary shares from time to time, which may be volatile) and also may be affected by how, and how quickly, we spend our liquid assets, including the cash generated from our operations and raised in any offering. In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our market capitalization. Among other matters, if our market capitalization declines, we may be or become a PFIC for the current or future taxable years because our liquid assets and cash (which are for this purpose considered assets that produce passive income) may then represent a greater percentage of the value of our overall assets. Further, while we believe our classification methodology and valuation approach are reasonable, it is possible that the IRS may challenge our classification or valuation of our goodwill and other unbooked intangibles, which may result in our being a PFIC for one or more taxable years.

If we are a PFIC for any taxable year during your holding period for our ADSs or ordinary shares, we will continue to be treated as a PFIC with respect to you for all succeeding years during which you hold our ADSs or ordinary shares, unless we were to cease to be a PFIC and you make a “deemed sale” election with respect to our ADSs or ordinary shares. If such election is made, you will be deemed to have sold such ADSs or ordinary shares you hold at their fair market value and any gain from such deemed sale would be subject to the rules described in the following two paragraphs. After the deemed sale election, so long as we do not become a PFIC in a subsequent taxable year, such ADSs or ordinary shares with respect to which such election was made will not be treated as shares in a PFIC and, as a result, you will not be subject to the rules described below with respect to any “excess distribution” you receive from us or any gain from a sale or other taxable disposition of our ADSs or ordinary shares. You are strongly urged to consult your tax advisors as to the possibility and consequences of making a deemed sale election if we are and then cease to be a PFIC and such an election becomes available to you.

If we are a PFIC for any taxable year during your holding period for our ADSs or ordinary shares, then, unless you make a “mark-to-market” election (as discussed below), you generally will be subject to special and adverse tax rules with respect to any “excess distribution” that you receive from us and any gain that you recognize from a sale or other disposition, including a pledge, of the ADSs or ordinary shares. For this purpose, distributions that you receive in a taxable year that are greater than 125% of the average annual distributions that you received during the shorter of the three preceding taxable years or your holding period for the ADSs or ordinary shares will be treated as an excess distribution. Under these rules:

•        the excess distribution or recognized gain will be allocated ratably over your holding period for the ADSs or ordinary shares;

•        the amount of the excess distribution or recognized gain allocated to the taxable year of distribution or gain, and to any taxable years in your holding period prior to the first taxable year in which we were treated as a PFIC, will be treated as ordinary income; and

•        the amount of the excess distribution or recognized gain allocated to each other taxable year will be subject to the highest tax rate in effect for individuals or corporations, as applicable, for each such year and the resulting tax will be subject to the interest charge generally applicable to underpayments of tax.

If we are a PFIC for any taxable year during your holding period for our ADSs or ordinary shares and any of our non-United States subsidiaries that are corporations (or other corporations in which we directly or indirectly own equity interests) is also a PFIC, you would be treated as owning a proportionate amount (by value) of the shares of each such non-United States corporation classified as a PFIC (each such corporation, a lower tier PFIC) for purposes of the application of these rules. You should consult your tax advisors regarding the application of the PFIC rules to any of our lower tier PFICs.

If we are a PFIC for any taxable year during your holding period for our ADSs or ordinary shares, then in lieu of being subject to the tax and interest-charge rules discussed above, you may make an election to include gain on our ADSs or ordinary shares as ordinary income under a mark-to-market method, provided that such ADSs or ordinary shares constitute “marketable stock.” Marketable stock is stock that is regularly traded on a qualified exchange or other market, as defined in applicable Treasury regulations. Our ADSs, but not our ordinary shares, are listed on the Nasdaq, which is a qualified exchange or other market for these purposes. Consequently, as long as our ADSs remain listed on the Nasdaq and are regularly traded, and you are a holder of such ADSs, we expect that the mark-to-market election would be available to you if we were a PFIC, but no assurances are given in this regard.

Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, if we were a PFIC for any taxable year, a United States Holder that makes a mark-to-market election with respect to our ADSs or ordinary shares may continue to be subject to the tax and interest charges under the general PFIC rules with respect to such United States Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for United States federal income tax purposes.

In certain circumstances, a holder of shares in a PFIC may avoid the adverse tax and interest-charge regime described above by making a “qualified electing fund” election to include in income its share of the corporation’s income on a current basis. However, if we were treated as a PFIC, you would be able to make a qualified electing fund election with respect to our ADSs or ordinary shares only if we agreed to furnish you annually with a PFIC annual information statement as specified in the applicable Treasury regulations. We currently do not intend to prepare or provide the information that would enable you to make a qualified electing fund election.

A United States Holder that holds our ADSs or ordinary shares in any year in which we are a PFIC will be required to file an annual report containing such information as the United States Treasury Department may require. You should consult your tax advisors regarding the application of the PFIC rules to your ownership and disposition of our ADSs or ordinary shares and the availability, application and consequences of the elections discussed above.

Information Reporting and Backup Withholding

Information reporting to the IRS and backup withholding generally will apply to dividends in respect of our ADSs or ordinary shares, and the proceeds from the sale or exchange of our ADSs or ordinary shares, that are paid to you within the United States (and in certain cases, outside the United States), unless you furnish a correct taxpayer identification number and make any other required certification, generally on IRS Form W-9, or you otherwise establish an exemption from information reporting and backup withholding. Backup withholding is not an additional tax. Amounts withheld as backup withholding generally are allowed as a credit against your United States federal income tax liability, and you may be entitled to obtain a refund of any excess amounts withheld under the backup withholding rules if you file an appropriate claim for refund with the IRS and furnish any required information in a timely manner.

United States Holders should consult their tax advisors regarding the application of the information reporting and backup withholding rules.

Information with Respect to Foreign Financial Assets

United States Holders who are individuals (and certain entities closely held by individuals) generally will be required to report our name, address and such information relating to an interest in our ADSs or ordinary shares as is necessary to identify the class or issue of which our ADSs or ordinary shares are a part. These requirements are subject to exceptions, including an exception for ADSs or ordinary shares held in accounts maintained by certain financial institutions and an exception applicable if the aggregate value of all “specified foreign financial assets” (as defined in the Code) does not exceed US$50,000.

United States Holders should consult their tax advisors regarding the application of these information reporting rules.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

We are subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers, and are required to file reports and other information with the SEC. Specifically, we are required to file annually an annual report on Form 20-F within four months after the end of each fiscal year, which is December 31. All information filed with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov or inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of documents, upon payment of a duplicating fee, by writing to the SEC. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

We will furnish The Bank of New York Mellon, the depositary of our ADSs, with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

I.	Subsidiary Information

For a list of our subsidiaries, see “Item 4. Information on the Company—C. Organizational Structure.”

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Concentration of Credit Risk

Assets that potentially subject us to significant concentration of credit risk primarily consist of cash and cash equivalents, restricted cash, accounts receivable, contingent receivable and amounts due from related parties. We expect that there is no significant credit risk associated with cash and cash equivalents and restricted cash, which were held by reputable financial institutions in the jurisdictions where we are located. We believe that it is not exposed to unusual risks as these financial institutions have high credit quality. The risk with respect to the contingent receivable is mitigated by the ongoing assessment of the counterparty’s credit quality by reference to the counterparty’s default history. Accounts receivable and amounts due from related parties are typically unsecured and are derived from revenues earned from customers. The risk is mitigated by credit evaluations the Group performs on its customers and its ongoing monitoring process of outstanding balances. As of December 31, 2018, 2019 and 2020, we had two, one and one clients each with a receivable balance exceeding 10% of the total accounts receivable balance. The risk with respect to accounts receivable is mitigated by credit evaluations we perform on our clients and our ongoing monitoring process of outstanding balances.

Business, Customer, Political, Social and Economic Risks

We participate in a dynamic and competitive high technology industry and believe that changes in any of the following areas could have a material adverse effect on our future financial position, results of operations or cash flows: changes in the overall demand for services; competitive pressures due to existing competitors; and new trends in new technologies and industry standards; control of telecommunication infrastructures by local regulators and industry standards; changes in certain strategic relationships or client relationships; regulatory considerations; and risks associated with our ability to attract and retain employees necessary to support its growth. Our operations could be adversely affected by significant political, economic and social uncertainties in the PRC.

In 2018, our top two clients accounted for 32.8% and 21.8% of our total revenues, respectively. In 2019, our top two clients accounted for 68.2% and 11.1% of our total revenues, respectively. In 2020, our top client accounted for 81.7% of our total revenues.

Interest Rate Risk

We are exposed to interest rate risk on our interest-bearing liabilities. As of December 31, 2020, a hypothetical 1% increase or decrease in annual interest rates of RMB-denominated borrowings, US-denominated borrowings and MYR-denominated borrowings, in aggregate, would increase or decrease total interest expense by approximately RMB38,403 (US$5,886).

Currency Convertibility Risk

We transact a majority of our business in Renminbi, which is not freely convertible into foreign currencies. On January 1, 1994, the PRC government abolished the dual rate system and introduced a single rate of exchange as quoted daily by the PBOC. However, the unification of the exchange rates does not imply that Renminbi may be readily convertible into the U.S. dollar or other foreign currencies. All foreign exchange transactions continue to take place either through the PBOC or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the PBOC. Approval of foreign currency payments by the PBOC or other institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts. Additionally, the value of Renminbi is subject to changes in central government policies and international economic and political developments affecting supply and demand in the PRC foreign exchange trading system market.

Foreign Currency Exchange Rate Risk

From July 21, 2005, Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. For Renminbi against the U.S. dollar, there was depreciation of approximately 5.5%, 1.3% and appreciation of approximately 6.3% in 2018, 2019 and 2020, respectively. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollar in the future. To the extent that we need to convert the U.S. dollar into Renminbi for capital expenditures and working capital and other business purposes, appreciation of Renminbi against U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert Renminbi into the U.S. dollar for the purpose of making payments for dividends on ordinary shares, strategic acquisitions or investments or other business purposes, appreciation of the U.S. dollar against Renminbi would have a negative effect on the U.S. dollar amount available to us. In addition, a significant depreciation of Renminbi against the U.S. dollar may significantly reduce the U.S. dollar equivalent of our earnings or losses.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

 Fees and Charges Our ADS holders May Have to Pay

Persons depositing or withdrawing shares or ADS holders must pay:	For:
• $5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

•        Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

•        Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

• $.05 (or less) per ADS	• Any cash distribution to ADS holders
• A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	• Distribution of securities distributed to holders of deposited securities (including rights) that are distributed by the depositary to ADS holders
• $.05 (or less) per ADS per calendar year	• Depositary services
• Registration or transfer fees	• Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares
• Expenses of the depositary	• Cable (including SWIFT) and facsimile transmissions (when expressly provided in the deposit agreement) • Converting foreign currency to U.S. dollars
• Taxes and other governmental charges the depositary or the custodian has to pay on any ADSs or shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes	• As necessary
• Any charges incurred by the depositary or its agents for servicing the deposited securities	• As necessary

The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may collect any of its fees by deduction from any cash distribution payable (or by selling a portion of securities or other property distributable) to ADS holders that are obligated to pay those fees. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders. In performing its duties under the deposit agreement, the depositary may use brokers, dealers, foreign currency dealers or other service providers that are owned by or affiliated with the depositary and that may earn or share fees, spreads or commissions.

The depositary may convert currency itself or through any of its affiliates, or the custodian or we may convert currency and pay U.S. dollars to the depositary. Where the depositary converts currency itself or through any of its affiliates, the depositary acts as principal for its own account and not as agent, advisor, broker or fiduciary on behalf of any other person and earns revenue, including, without limitation, transaction spreads, that it will retain for its own account. The revenue is based on, among other things, the difference between the exchange rate assigned to the currency conversion made under the deposit agreement and the rate that the depositary or its affiliate receives when buying or selling foreign currency for its own account. The depositary makes no representation that the exchange rate used or obtained by it or its affiliate in any currency conversion under the deposit agreement will be the most favorable rate that could be obtained at the time or that the method by which that rate will be determined will be the most favorable to ADS holders, subject to the depositary’s obligation to act without negligence or bad faith. The methodology used to determine exchange rates used in currency conversions made by the depositary is available upon request. Where the custodian converts currency, the custodian has no obligation to obtain the most favorable rate that could be obtained at the time or to ensure that the method by which that rate will be determined will be the most favorable to ADS holders, and the depositary makes no representation that the rate is the most favorable rate and will not be liable for any direct or indirect losses associated with the rate. In certain instances, the depositary may receive dividends or other distributions from the us in U.S. dollars that represent the proceeds of a conversion of foreign currency or translation from foreign currency at a rate that was obtained or determined by us and, in such cases, the depositary will not engage in, or be responsible for, any foreign currency transactions and neither it nor we make any representation that the rate obtained or determined by us is the most favorable rate and neither it nor we will be liable for any direct or indirect losses associated with the rate.

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities represented by any of your ADSs. The depositary may refuse to register any transfer of your ADSs or allow you to withdraw the deposited securities represented by your ADSs until those taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your ADSs to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to ADS holders any proceeds, or send to ADS holders any property, remaining after it has paid the taxes.

Tender and Exchange Offers; Redemption, Replacement or Cancellation of Deposited Securities

The depositary will not tender deposited securities in any voluntary tender or exchange offer unless instructed to do so by an ADS holder surrendering ADSs and subject to any conditions or procedures the depositary may establish.

If deposited securities are redeemed for cash in a transaction that is mandatory for the depositary as a holder of deposited securities, the depositary will call for surrender of a corresponding number of ADSs and distribute the net redemption money to the holders of called ADSs upon surrender of those ADSs.

If there is any change in the deposited securities such as a sub-division, combination or other reclassification, or any merger, consolidation, recapitalization or reorganization affecting the issuer of deposited securities in which the depositary receives new securities in exchange for or in lieu of the old deposited securities, the depositary will hold those replacement securities as deposited securities under the deposit agreement. However, if the depositary decides it would not be lawful and practical to hold the replacement securities because those securities could not be distributed to ADS holders or for any other reason, the depositary may instead sell the replacement securities and distribute the net proceeds upon surrender of the ADSs.

If there is a replacement of the deposited securities and the depositary will continue to hold the replacement securities, the depositary may distribute new ADSs representing the new deposited securities or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities.

If there are no deposited securities underlying ADSs, including if the deposited securities are cancelled, or if the deposited securities underlying ADSs have become apparently worthless, the depositary may call for surrender of those ADSs or cancel those ADSs upon notice to the ADS holders.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A.—D.	Material Modifications to the Rights of Security Holders

None.

E.	Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File No. 333-248658) in relation to our initial public offering of 40,000,000 ADSs representing 80,000,000 Class A ordinary shares, and the underwriters’ full exercise of their option to purchase from us 6,000,000 additional ADSs representing 12,000,000 class A ordinary shares, at an initial offering price of US$13.50 per ADS. The registration statement was declared effective by the SEC on September 29, 2020. Morgan Stanley & Co. LLC and Citigroup Global Markets Inc. were the representatives of the underwriters.

Concurrently with the IPO, several investors purchased 10,000,000 ADSs at US$13.50 per ADS, representing 20,000,000 Class A ordinary shares in the Concurrent Private Placements. We raised approximately US$711.8 million in net proceeds from our initial public offering and the Concurrent Private Placements, after deducting underwriting discounts, commissions, fees and estimated offering expenses payable by us, including the net proceeds we received from the underwriters’ full exercise of their option to purchase from us additional ADSs. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities, or our affiliates. None of the net proceeds from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities, or our affiliates.

For the period from September 29, 2020, the date that the registration statement on Form F-1 was declared effective by the SEC, to December 31, 2020, we used approximately US$$130 million of the net proceeds from our initial public offering for business expansion, general corporate purposes and working capital. There is no material change in the use of proceeds as described in our registration statement on Form F-1. We still intend to use the remainder of the proceeds from our initial public offering as disclosed in our registration statements on Form F-1.

ITEM 15.	CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act.

Based upon that evaluation, our management has concluded that, as of December 31, 2020, our disclosure controls and procedures were not effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

This annual report on Form 20-F does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the SEC for newly public companies.

Attestation Report of the Registered Public Accounting Firm

This annual report on Form 20-F does not include an attestation report of our registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

Internal Control over Financial Reporting

In connection with the audits of our consolidated financial statements as of and for the year ended December 31, 2019, we and our independent registered public accounting firm identified a material weakness in our internal control over financial reporting. As defined in the standards established by the Public Company Accounting Oversight Board of the United States, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness identified is our lack of sufficient accounting and financial reporting personnel with requisite knowledge and experience in application of U.S. GAAP and SEC rules.

We have started implementing a number of measures to address this material weakness identified, including: (i) hiring additional accounting and financial reporting personnel with U.S. GAAP and SEC reporting experience, (ii) expanding the capabilities of existing accounting and financial reporting personnel through periodic training and education in the accounting and reporting requirements under U.S. GAAP, and SEC rules and regulations, (iii) developing, communicating and implementing an accounting policy manual for our accounting and financial reporting personnel for recurring transactions and period-end closing processes, (iv) establishing effective monitoring and oversight controls for non-recurring and complex transactions to ensure the accuracy and completeness of our company’s consolidated financial statements and related disclosures, and (v) engaged an external consulting firm to assist us in assessing Sarbanes-Oxley compliance readiness and improve overall internal controls.

Because such remediation measures were not fully implemented, management concluded that the material weakness still existed as of December 31, 2020. We expect to complete the measures discussed above by the end of 2021 and will continue to implement measures to remediate our material weakness in order to meet the deadline for management to report on internal controls as required by Section 404 (a) of the Sarbanes Oxley Act.

Changes in Internal Control over Financial Reporting

Other than as described above, there were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Thomas J. Manning qualifies as an “audit committee financial expert” within the meaning of the SEC rules and possesses financial sophistication within the meaning of the Listing Rules of the Nasdaq Stock Market. Thomas J. Manning, Weili Hong and Gang Yu satisfy the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Listing Rules and meets the independence standards under Rule 10A-3 under the Exchange Act. The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company.

ITEM 16B.	CODE OF ETHICS

Our board of directors adopted a code of business conduct and ethics that applies to our directors, officers and employees in September 2020. We have posted a copy of our code of business conduct and ethics on our website at https://investor.chindatagroup.com/investor-relations.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Ernst & Young Hua Ming LLP, our principal external auditors, for the periods indicated.

	2019	2020
	(US$’000)
Audit fees(1)	—	1,906
Audit-related fees(2)	—	133
Tax fees	—	76

(1)

“Audit fees” represents the aggregate fees billed for each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements or services that are normally in connection with statutory and regulatory filings or engagements.

(2)

“Audit-related fees” represents the aggregate fees billed for each of the fiscal years listed for the assurance and related services that are reasonably related to the performance of the audit or review of the registrant’s financial statements and are not included “Audit fees”.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by Ernst & Young Hua Ming LLP, including audit services, audit-related services, tax services and other services as described above, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

As a Cayman Islands company listed on the Nasdaq, we are subject to the Nasdaq corporate governance listing standards. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards. We currently follow and may continue to follow Cayman Islands corporate governance practices in lieu of the corporate governance requirements of Nasdaq that listed companies must: (i) have regularly scheduled executive sessions with only independent directors each year; (ii) hold an annual general meeting; and (iii) have shareholder approval for stock option plans or other equity compensation arrangements. To the extent we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would enjoy under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our ADSs— We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.”

In addition, as a “controlled company” as defined under the Nasdaq Stock Market Rules, we are permitted to elect to rely, and are currently relying, on certain exemptions from corporate governance rules. Currently, the majority of our board of directors are not independent directors. In addition, our compensation committee or corporate governance and nominating committee is not composed entirely of independent directors. Accordingly, the compensation of our executive officers are not determined or recommended solely by independent directors, and our director nominees are not selected or recommended solely by independent directors. As a result, you do not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our ADSs—We are a “controlled company” within the meaning of the Nasdaq Rules and, as a result, may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.”

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18	FINANCIAL STATEMENTS

The consolidated financial statements of Chindata Group Holdings Limited, its subsidiaries and its consolidated variable interest entities are included at the end of this annual report.

ITEM 19.EXHIBITS

Exhibit Number	Description of Document
1.1

Fifth Amended and Restated Memorandum and Articles of Association of the Registrant, as currently in effect (incorporated herein by reference to Exhibit 3.2 to the registration statement on Form F-1 (File No. 333-248658), as amended, initially filed with the SEC on September 8, 2020)

2.1*	Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.3)
2.2

Registrant’s Specimen Certificate for Ordinary Shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1 (File No. 333-248658), as amended, initially filed with the SEC on September 8, 2020)

2.3*	Deposit Agreement among the Registrant, the depositary and the owners and holders of the American Depositary Shares issued thereunder dated September 29, 2020
2.4*	Description of Registrant’s Securities
2.5

Proxy Agreement between BCPE Stack ESOP Holdco Limited and Abiding Joy Limited (incorporated herein by reference to Exhibit 4.4 to the registration statement on Form F-1 (File No. 333-248658), as amended, initially filed with the SEC on September 8, 2020)

4.1

BCPE Stack ESOP Holdco Limited Share Option Plan (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-248658), as amended, initially filed with the SEC on September 8, 2020)

4.2

Chindata Group Holdings Limited 2020 Share Option Plan (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form S-8 (File No. 333-251911), as amended, initially filed with the SEC on January 6, 2021)

4.3

Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-248658), as amended, initially filed with the SEC on September 8, 2020)

4.4

Form of Employment Agreement between the Registrant and its executive officers (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-248658), as amended, initially filed with the SEC on September 8, 2020)

4.5

English translation of the form of the Power of Attorney granted by shareholders of each VIE of the Registrant (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1 (File  No. 333-248658), as amended, initially filed with the SEC on September 8, 2020)

4.6

English translation of the form of the Equity Pledge Agreement among each WFOE of the Registrant, each VIE of the Registrant and the shareholders of each VIE of the Registrant (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F-1 (File No. 333-248658), as amended, initially filed with the SEC on September 8, 2020)

4.7

English translation of the form of the Exclusive Business Cooperation Agreement between each WFOE of the Registrant and each VIE of the Registrant (incorporated herein by reference to Exhibit 10.7 to the registration statement on Form F-1 (File No. 333-248658), as amended, initially filed with the SEC on September 8, 2020)

4.8

English translation of the form of the Purchase Option Agreement among each WFOE of the Registrant, each VIE of the Registrant and the shareholders of each VIE of the Registrant (incorporated herein by reference to Exhibit 10.8 to the registration statement on Form F-1 (File No. 333-248658), as amended, initially filed with the SEC on September 8, 2020)

4.9

English translation of the Form Agreement on Comprehensive Technical Service for Hyperscale Internet Data Center between ByteDance Entity and Chindata Entity (incorporated herein by reference to Exhibit 10.9 to the registration statement on Form F-1 (File No. 333-248658), as amended, initially filed with the SEC on September 8, 2020)

4.10

English translation of the Business Cooperation Framework Agreement between Wangsu Science and Technology Co., Ltd. and Chindata (Beijing) Co., Ltd. (incorporated herein by reference to Exhibit 10.10 to the registration statement on Form F-1 (File No. 333-248658), as amended, initially filed with the SEC on September 8, 2020)

4.11

Share Subscription Agreement between the Registrant and Joyful Phoenix Limited, dated September 23, 2020 (incorporated herein by reference to Exhibit 10.11 to the registration statement on Form F-1 (File  No. 333-248658), as amended, initially filed with the SEC on September 8, 2020)

4.12

Share Subscription Agreement between the Registrant and SCEP Master Fund, dated September 23, 2020 (incorporated herein by reference to Exhibit 10.12 to the registration statement on Form F-1 (File  No. 333-248658), as amended, initially filed with the SEC on September 8, 2020)

4.13

Share Subscription Agreement between the Registrant and Shiying Finance Limited, dated September 23, 2020 (incorporated herein by reference to Exhibit 10.13 to the registration statement on Form F-1 (File  No. 333-248658), as amended, initially filed with the SEC on September 8, 2020)

4.14*

Registration Rights Agreement dated November 24, 2020 by and among the Registrant, BCPE Bridge Cayman, L.P., BCPE Stack Holidngs, L.P., Abiding Joy Limited, Datalake Limited, Stackdata Joy Limited, Lotus Walk Inc., Boloria Investments Holding B.V., Zeta Cayman Limited.

8.1*	List of Significant Subsidiaries and VIEs of the Registrant
11.1

Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-248658), as amended, initially filed with the SEC on September 8, 2020)

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Ernst & Young Hua Ming LLP, an independent registered public accounting firm
15.2*	Consent of Maples and Calder (Hong Kong) LLP
15.3* 101.INS* 101.SCH* 101.CAL* 101.DEF* 101.LAB* 101.PRE* 104.*

Consent of Fangda Partners

Inline XBRL Instance Document

Inline XBRL Taxonomy Extension Schema Document

Inline XBRL Taxonomy Extension Calculation Linkbase Document

Inline XBRL Taxonomy Extension Definition Linkbase Document

Inline XBRL Taxonomy Extension Label Linkbase Document

Inline XBRL Taxonomy Extension Presentation Linkbase Document

Cover Page Interactive Data File (embedded within the Inline XBRL document)

___________________

*	Filed with this annual report on Form 20-F.
**	Furnished with this annual report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Chindata Group Holdings Limited

	By:	/s/ Jing Ju
	Name:	Jing Ju
Date: April 22, 2021	Title:	Director and Chief Executive Officer

CHINDATA GROUP HOLDINGS LIMITED

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Chindata Group Holdings Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Chindata Group Holdings Limited (the “Company”) as of December 31, 2019 and 2020, the related consolidated statements of comprehensive loss, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2020, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2019 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young Hua Ming LLP

We have served as the Company’s auditor since 2020.

Beijing, the People’s Republic of China

April 22, 2021

CHINDATA GROUP HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

		As at December 31,
	Notes	2019	2020	2020
		RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents		1,038,897	6,705,612	1,027,680
Restricted cash		14,365	102,598	15,724
Accounts receivable, net of allowance of RMB4,770 and RMB12,496 (US$1,915) as of December 31, 2019 and 2020, respectively	5	304,695	422,224	64,709
Value added taxes recoverable		80,715	182,982	28,043
Amount due from related parties	13	88,929	64,093	9,823
Prepayments and other current assets		45,530	112,467	17,234
Total current assets		1,573,131	7,589,976	1,163,213
Non-current assets
Property and equipment, net	6	4,404,587	6,423,830	984,495
Operating lease right-of-use assets	4	430,288	635,683	97,423
Finance lease right-of use assets	4	155,347	144,615	22,163
Intangible assets	7	360,749	320,299	49,088
Goodwill	8	466,320	472,883	72,472
Deferred tax assets	11	3,611	18,789	2,880
Restricted cash		66,578	103,253	15,824
Value added taxes recoverable		247,851	357,125	54,732
Other non-current assets		62,721	193,145	29,600
Total non-current assets		6,198,052	8,669,622	1,328,677
Total assets		7,771,183	16,259,598	2,491,890
LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities (including current liabilities of the consolidated VIEs without recourse to the primary beneficiary of RMB107,511 and

     RMB102,267 (US$15,672) as of December 31, 2019 and 2020, respectively):

Short-term bank loans	10	15,000	66,135	10,136
Current portion of long-term bank loans	10	48,347	230,778	35,368
Accounts payable		959,372	1,186,030	181,767
Amounts due to related parties	13	60,187	37,468	5,742
Income taxes payable	11	7,790	47,272	7,245
Current portion of operating lease liabilities	4	37,767	40,131	6,150
Current portion of finance lease liabilities	4	5,485	4,906	752
Derivative liabilities	2	3,159	8,671	1,329
Accrued expenses and other current liabilities	9	129,672	211,549	32,421
Total current liabilities		1,266,779	1,832,940	280,910

The accompanying notes are an integral part of the consolidated financial statements

CHINDATA GROUP HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

		As at December 31,
	Notes	2019	2020	2020
		RMB	RMB	US$

Non-current liabilities (including non-current liabilities of the consolidated

   VIEs without recourse to the primary beneficiary of RMB226,933 and

   RMB212,413 (US$32,554) as of December 31, 2019 and 2020,

   respectively):

Long-term bank loans	10	2,692,154	3,892,120	596,493
Operating lease liabilities	4	217,523	204,305	31,311
Finance lease liabilities	4	61,161	59,986	9,193
Deferred tax liabilities	11	211,539	254,431	38,993
Derivative liabilities	2	6,344	16,123	2,471
Other non-current liabilities		78,510	260,225	39,881
Total non-current liabilities		3,267,231	4,687,190	718,342
Total liabilities		4,534,010	6,520,130	999,252
Commitments and contingencies	18
Shareholders’ equity:
Ordinary shares (par value of US$0.00001 per share, 5,000,000,000 shares authorized, 566,716,480 shares issued and outstanding as of December 31, 2019; 4,500,000,000 Class A ordinary shares authorized, 344,577,783 Class A ordinary shares issued and outstanding; 500,000,000 Class B ordinary shares authorized, 380,214,434 Class B ordinary shares issued and outstanding as of December 31, 2020)		34	46	7
Additional paid-in capital		3,512,291	10,510,516	1,610,807
Statutory reserves		13,908	82,792	12,688
Accumulated other comprehensive income (loss)	15	40,011	(172,586)	(26,450)
Accumulated deficit		(329,071)	(681,300)	(104,414)
Total shareholders’ equity		3,237,173	9,739,468	1,492,638
Total liabilities and shareholders’ equity		7,771,183	16,259,598	2,491,890

The accompanying notes are an integral part of the consolidated financial statements

CHINDATA GROUP HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

		For the years ended December 31,
	Notes	2018	2019	2020	2020
		RMB	RMB	RMB	US$
Revenue
Colocation services
Third parties		—	583,277	1,618,857	248,100
Related party	13	—	95,071	83,054	12,729
		—	678,348	1,701,911	260,829
Colocation rental		93,423	128,870	124,991	19,156
Others		5,061	45,792	4,175	640
Total revenue	3	98,484	853,010	1,831,077	280,625
Cost of revenue
Colocation services		—	(422,254)	(960,586)	(147,216)
Colocation rental		(132,766)	(152,961)	(135,160)	(20,714)
Others		(2,494)	(35,006)	(2,550)	(391)
Gross profit		(36,776)	242,789	732,781	112,304
Operating expenses
Selling and marketing expenses		(5,092)	(47,496)	(99,092)	(15,187)
General and administrative expenses		(57,980)	(232,837)	(564,286)	(86,481)
Research and development expenses		—	(24,510)	(41,175)	(6,310)
Impairment of goodwill		(21,598)	—	—	—
Total operating expenses		(84,670)	(304,843)	(704,553)	(107,978)
Operating (loss) income		(121,446)	(62,054)	28,228	4,326
Interest income		97	7,161	27,616	4,232
Interest expense		(24,344)	(102,290)	(238,384)	(36,534)
Foreign exchange gain (loss)		808	(2,438)	(3,548)	(544)
Changes in fair value of financial instruments	2	2,643	(11,189)	(12,717)	(1,949)
Others, net		1,322	(633)	(17,201)	(2,636)
Loss before income taxes		(140,920)	(171,443)	(216,006)	(33,105)
Income tax benefit (expense)	11	2,759	1,742	(67,339)	(10,320)
Net loss		(138,161)	(169,701)	(283,345)	(43,425)
Less: Net income attributable to non-controlling interests		—	4,742	—	—
Net loss attributable to Chindata Group Holdings Limited		(138,161)	(174,443)	(283,345)	(43,425)
Net loss per share:
Basic and diluted	14	(1.42)	(0.44)	(0.46)	(0.07)
Shares used in the net loss per share:
Basic and diluted	14	97,550,502	397,153,121	613,673,576	613,673,576
Other comprehensive income (loss), net of tax of nil:
Foreign currency translation adjustments	15	18,032	21,967	(212,597)	(32,582)
Comprehensive loss		(120,129)	(147,734)	(495,942)	(76,007)
Less: Comprehensive income attributable to non-controlling interests		—	4,742	—	—
Comprehensive loss attributable to Chindata Group Holdings Limited		(120,129)	(152,476)	(495,942)	(76,007)

The accompanying notes are an integral part of the consolidated financial statements

CHINDATA GROUP HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

	Number of ordinary shares	Ordinary shares	Additional paid-in capital	Statutory reserves	Accumulated other comprehensive income (loss)	Accumulated deficit	Total Chindata Group Holdings Limited shareholders’ equity	Non- controlling interests	Total equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2018	1	—	3,381	—	12	(2,559)	834	—	834
Net loss	—	—	—	—	—	(138,161)	(138,161)	—	(138,161)
Issuance of ordinary shares	168,092,122	8	795,178	—	—	—	795,186	—	795,186
Other comprehensive income	—	—	—	—	18,032	—	18,032	—	18,032
Balance as of December 31, 2018	168,092,123	8	798,559	—	18,044	(140,720)	675,891	—	675,891
Net (loss) income	—	—	—	—	—	(174,443)	(174,443)	4,742	(169,701)
Issuance of ordinary shares	370,288,533	23	2,345,247	—	—	—	2,345,270	—	2,345,270
Capital contribution from non- controlling interests of a subsidiary*	—	—	—	—	—	—	—	300,000	300,000
Purchase of non-controlling interests*	28,335,824	3	304,739	—	—	—	304,742	(304,742)	—
Share-based compensation (Note 12)	—	—	63,746	—	—	—	63,746	—	63,746
Appropriation of statutory reserves	—	—	—	13,908	—	(13,908)	—	—	—
Other comprehensive income	—	—	—	—	21,967	—	21,967	—	21,967
Balance as of December 31, 2019	566,716,480	34	3,512,291	13,908	40,011	(329,071)	3,237,173	—	3,237,173
Net loss	—	—	—	—	—	(283,345)	(283,345)	—	(283,345)
Issuance of ordinary shares	46,075,737	4	1,769,641	—	—	—	1,769,645	—	1,769,645
Share issuance upon the initial public offering (“IPO”) and concurrent private placements, net of issuance costs	112,000,000	8	4,858,609				4,858,617		4,858,617
Share-based compensation (Note 12)	—	—	369,975	—	—	—	369,975	—	369,975
Appropriation of statutory reserves	—	—	—	68,884	—	(68,884)	—	—	—
Other comprehensive loss	—	—	—	—	(212,597)	—	(212,597)	—	(212,597)
Balance as of December 31, 2020	724,792,217	46	10,510,516	82,792	(172,586)	(681,300)	9,739,468	—	9,739,468
Balance as of December 31, 2020 (US$)	724,792,217	7	1,610,807	12,688	(26,450)	(104,414)	1,492,638	—	1,492,638

* On March 14, 2019, the non-controlling interests made a pro-rata contribution to a subsidiary of the Group. In July 2019, the Company subsequently repurchased this outstanding non-controlling interests through the issuance of ordinary shares amounting to US$44,118. The acquisition of the non-controlling interests by the Company was accounted for as an equity transaction. The difference between the consideration transferred and the carrying amount of the non-controlling interests is recognized as an adjustment to additional paid-in capital.

The accompanying notes are an integral part of the consolidated financial statements

CHINDATA GROUP HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollar (“US$”))

	For the year ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	(138,161)	(169,701)	(283,345)	(43,425)
Adjustments to reconcile net loss to net cash (used in) generated from operating activities:
Depreciation and amortization	88,630	241,175	410,694	62,942
Non-cash expense relating to prepaid land use rights	—	1,249	2,860	438
Share-based compensation	—	63,746	349,846	53,616
Impairment of goodwill	21,598	—	—	—
Loss (gain) on disposal of long-lived assets	—	47	(6,528)	(1,000)
Allowance for doubtful accounts	80	5,265	3,850	590
Deferred income taxes	(3,314)	(2,373)	7,375	1,130
Changes in fair value of financial instruments	(2,643)	11,189	12,717	1,949
Foreign exchange (gain) loss	(808)	2,438	3,548	544
Loss on debt extinguishment	—	4,567	—	—
Amortization of debt issuance cost	1,027	10,887	33,455	5,127
Changes in operating assets and liabilities:
Accounts receivable	4,003	(160,595)	(121,890)	(18,680)
Amount due from related parties	—	(420)	88,887	13,623
Value added taxes recoverable	—	(11,482)	6,900	1,057
Prepayments and other current assets	12,587	(11,225)	(38,934)	(5,967)
Operating lease right-of-use assets	401	(7,065)	10,800	1,655
Other non-current assets	(1,475)	12,797	(3,510)	(538)
Accounts payable	(20,424)	46,274	21,236	3,255
Income taxes payable	(201)	(1,007)	28,622	4,387
Amount due to related parties	191	(32,578)	(61,740)	(9,462)
Accrued expenses and other current liabilities	7,855	29,988	69,142	10,596
Operating lease liabilities	(258)	5,510	(10,854)	(1,663)
Other non-current liabilities	5,311	1,481	141,779	21,728
Net cash (used in) generated from operating activities	(25,601)	40,167	664,910	101,902
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment and intangible assets, net of proceeds from sale of property and equipment	(1,052,317)	(1,611,253)	(2,424,647)	(371,593)
Purchase of land use rights	—	(30,346)	(287,630)	(44,081)
Cash paid for business combination, net of cash acquired	—	(1,879,040)	(22,992)	(3,524)
Cash paid for equity method investment	—	—	(34,000)	(5,211)
Net cash used in investing activities	(1,052,317)	(3,520,639)	(2,769,269)	(424,409)

The accompanying notes are an integral part of the consolidated financial statement

CHINDATA GROUP HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollar (“US$”))

	For the year ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of ordinary shares	866,323	2,274,133	1,810,200	277,425
Proceeds from IPO and concurrent private placements, net of issuance cost	—	—	4,871,804	746,637
Principal portion of finance lease payments	(75,851)	(11,105)	(18,441)	(2,826)
Proceeds from short-term bank loans	—	15,000	68,971	10,570
Proceeds from long-term bank loans	407,247	2,408,457	1,743,315	267,175
Payment of debt issuance cost	(10,785)	(68,897)	(47,128)	(7,223)
Contribution from non-controlling interests of a subsidiary	—	300,000	—	—
Repayment of short-term bank loans	—	—	(15,000)	(2,299)
Repayment of long-term bank loans	(9,562)	(461,260)	(224,919)	(34,470)
Net cash generated from financing activities	1,177,372	4,456,328	8,188,802	1,254,989
Exchange rate effect on cash, cash equivalents and restricted cash	19,891	(719)	(292,820)	(44,877)
Net increase in cash, cash equivalents, and restricted cash	119,345	975,137	5,791,623	887,605
Cash, cash equivalents and restricted cash at beginning of year	25,358	144,703	1,119,840	171,623
Cash, cash equivalents and restricted cash at end of year	144,703	1,119,840	6,911,463	1,059,228
Supplemental disclosures of cash flow information:
Cash and cash equivalents	104,207	1,038,897	6,705,612	1,027,680
Restricted cash	40,496	80,943	205,851	31,548
Interest expense paid	14,295	83,872	197,581	30,281
Income taxes paid	206	1,020	27,774	4,257
Supplemental disclosures of non-cash information:
Purchase of property and equipment included in accounts payable	9,086	524,843	1,121,253	171,840
Purchase of non-controlling interests through issuance of ordinary shares	—	304,742	—	—

The accompanying notes are an integral part of the consolidated financial statement

CHINDATA GROUP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

1. ORGANIZATION

Chindata Group Holdings Limited (the “Company”) is a limited liability company incorporated in the Cayman Islands on December 27, 2018. The Company, its subsidiaries, the variable interest entities, and subsidiaries of the variable interest entities are hereinafter collectively referred to as the “Group”. The Group is principally engaged in the provision of internet data center (“IDC”) colocation and rental services in Asia-Pacific emerging markets. The Company does not conduct any substantive operations on its own but instead conducts its primary business operations through its subsidiaries, the variable interest entities, and subsidiaries of the variable interest entities, which are primarily located in the People’s Republic of China (the “PRC” or “China”), and Malaysia. As described below, the Company, through a series of transactions which are accounted for as a reorganization of entities and transfer of businesses under common control (the “Reorganization”), became the parent entity of its subsidiaries, the variable interest entities and the subsidiaries of the variable interest entities. Accordingly, these consolidated financial statements reflect the historical operations of the Company as if the current organization structure had been in existence throughout the periods presented.

Reorganization

In preparation for the Company’s planned initial public offering (“IPO”) in the United States, the following transactions were undertaken to reorganize the legal structure of the Company and to transfer the IDC colocation and rental businesses to the Company.

(i)

Integral Investments South Asia III was incorporated on March 24, 2016 and, on November 1, 2017, acquired Bridge Data Centres Malaysia Sdn Bhd, which is engaged in the IDC rental business (collectively, “Bridge Group”). The ultimate controlling shareholder of Investments South Asia III was the same as the Company.

(ii)

On November 27, 2018, Stack Midco Limited was incorporated as a limited liability company in the Cayman Islands. The ultimate controlling shareholder of Stack Midco Limited is the same as the Company. On April 26, 2019, Stack Midco Limited purchased 100% equity interest of Chindata (Xiamen) Science and Technology Co., Ltd. (“Chindata Xiamen”), which is engaged in the IDC colocation business for a total purchase consideration of approximately RMB2,772,317 (Note 16). Stack Midco Limited together with Chindata Xiamen are collectively hereinafter referred to as the Stack Group.

(iii)

On July 15, 2019 (“Reorganization Date”), the Company entered into a series of business and assets transfer agreements with Stack Group and Bridge Group, respectively, pursuant to which Stack Group and Bridge Group transferred all the operating assets and liabilities related to their IDC colocation and rental businesses, respectively, to the Company.

As all the Company, Integral Investments South Asia III and Stack Midco Limited are under common control before and after the Reorganization Date, the Reorganization is accounted for in a manner similar to a pooling-of-interest with the assets and liabilities of the parties to the Reorganization carried over at their historical amounts. All of the revenues and costs of conducting the IDC colocation and rental businesses incurred by Stack Group and Bridge Group, respectively, prior to the Reorganization but after the ultimate controlling shareholder obtained control were reflected in the Company’s consolidated statements of comprehensive loss.

On July 30 and July 31, 2020, several investors acquired an aggregate of 36,860,590 ordinary shares of the Company at US$5.43 per share.

On August 14 and August 18, 2020, several investors acquired an aggregate of 119,796,921 ordinary shares of the Company at US$5.43 per share (“Pre-IPO private placements”). Among which, 9,215,147 shares were newly issued and 110,581,774 shares were sold and transferred from existing shareholders of the Company.

In September 2020, the Company’s shareholders approved the dual-class share structure such that ordinary shares will consist of Class A ordinary shares and Class B ordinary shares, which will become effective immediately prior to the completion of the Company’s IPO.

On October 2, 2020, the Company completed its IPO on the NASDAQ Global Select Market. The Company offered 40,000,000 ADSs representing 80,000,000 Class A ordinary shares at US$13.50 per ADS. Concurrently with the IPO, several investors purchased 10,000,000 ADSs at US$13.50 per ADS, representing 20,000,000 Class A ordinary shares (“Concurrent Private Placements”). Additionally, the underwriters exercised their options to purchase an additional 6,000,000 ADSs representing 12,000,000 Class A ordinary shares at US$13.50 per ADS. Net proceeds from the IPO including the over-allotment option and the Concurrent Private Placements after deducting underwriting discount and issuance cost were RMB4,871,804 (US$746,637). Upon completion of the IPO, all outstanding ordinary shares were converted on a one-for-one basis into 338,584,043 Class A ordinary shares and 386,208,174 Class B ordinary shares, respectively.

CHINDATA GROUP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

1. ORGANIZATION (Continued)

As of December 31, 2020, the Company’s principal subsidiaries, variable interest entities, and subsidiaries of the variable interest entities, are as follows:

Name	Date of establishment/ acquisition	Place of establishment	Percentage of equity interest attributable to the Company	Principal activities
Stack Midco Limited	November 27, 2018	Cayman	100%	Investment holding
Suzhou Stack Data Technology Company Limited (“Suzhou Stack”)*	December 10, 2018	PRC	100%	Provision of technical and consulting services
Hebei Stack Data Technology Company Limited (“Hebei Stack”)*	July 10, 2019	PRC	100%	Provision of technical and consulting services
Chindata (Xiamen) Science and Technology Co., Ltd.	April 26, 2019	PRC	100%	Provision of technical and consulting services
Chindata (Hebei) Co., Ltd.	April 26, 2019	PRC	100%	Provision of technical and consulting services
Datong Qinhuai Data Company Limited	April 26, 2019	PRC	100%	Provision of technical and consulting services
Bridge Data Centres Malaysia Sdn Bhd	November 1, 2017	Malaysia	100%	Provision of IDC colocation rental services
Variable interest entities:
Sitan (Beijing) Data Technology Company Limited (“Beijing Sitan”)	December 19, 2018	PRC	Nil	Provision of IDC colocation services
Hebei Qinshu Information Technology Company Limited (“Hebei Qinshu”)	July 10, 2019	PRC	Nil	Provision of IDC colocation services
Variable interest entities’ subsidiaries:
Chindata (Beijing) Co., Ltd.	April 26, 2019	PRC	Nil	Provision of IDC colocation services
Sidake Hebei Data Technology Company Limited	April 26, 2019	PRC	Nil	Provision of IDC colocation services
Datong Sitan Data Science and Technology Co., Ltd.	April 26, 2019	PRC	Nil	Provision of IDC colocation services
Chindata (Shenzhen) Co., Ltd.	April 26, 2019	PRC	Nil	Provision of IDC colocation services

*	each or collectively referred to as the “WFOE”.

To comply with PRC laws and regulations which prohibit foreign control of companies that engage in value-added telecommunication services, the Group primarily conducts its business in the PRC through its variable interest entities, Beijing Sitan and Hebei Qinshu, and subsidiaries of the variable interest entities (collectively, the “VIEs”). The equity interests of the VIEs are legally held by PRC shareholders (the “Nominee Shareholders”). Despite the lack of technical majority ownership, the Company has effective control of the VIEs through a series of contractual arrangements (the “Contractual Agreements”) and a parent-subsidiary relationship exists between the Company and the VIEs. Through the Contractual Agreements, the Nominee Shareholders effectively assigned all of their voting rights underlying their equity interests in the VIEs to the WFOE, who immediately assigned the voting rights underlying their equity interests in the VIEs to Stack Midco Limited, which is a wholly-owned subsidiary of the Company. Therefore, the Company has the power to direct the activities of the VIEs that most significantly impact its economic performance. The Company also has the ability and obligation to absorb substantially all of the profits and all the expected losses of the VIEs that potentially could be significant to the VIEs. Based on the above, the Company consolidates the VIEs in accordance with SEC Regulation SX-3A-02 and Accounting Standards Codification (“ASC”) 810, Consolidation (“ASC 810”).

The following is a summary of the Contractual Agreements:

CHINDATA GROUP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

1. ORGANIZATION (Continued)

Power of Attorneys

Pursuant to the Power of Attorneys among Suzhou Stack, Beijing Sitan and its Nominee Shareholders, the Nominee Shareholders agreed to entrust to the Suzhou Stack an irrevocable proxy to exercise all of their voting rights as shareholders of Beijing Sitan and approve on behalf of the Nominee Shareholders, all related legal documents pertinent to the exercise of their rights in their capacity as the shareholders of Beijing Sitan. Suzhou Stack is also entitled to transfer or assign its voting rights to any other person or entity at its own discretion and without giving prior notice to the Nominee Shareholders or obtaining their consent. The Power of Attorneys remains valid for as long as the Nominee Shareholders remains shareholders of Beijing Sitan. Suzhou Stack may terminate the Power of Attorneys at its sole discretion, whereas under no circumstances may Beijing Sitan or its Nominee Shareholders terminate this agreement.

The terms of the Power of Attorneys signed amongst Hebei Stack, Hebei Qinshu and its Nominee Shareholders are the same as the terms described above.

Purchase Option Agreement

Pursuant to the Purchase Option Agreement among Suzhou Stack, Beijing Sitan and its Nominee Shareholders, the Nominee Shareholders irrevocably granted to Suzhou Stack or its designees (i) an exclusive option to purchase, when and to the extent permitted under PRC laws, all or part of the equity interests in Beijing Sitan or all or part of the assets held by Beijing Sitan and (ii) an exclusive right to cause the Nominee Shareholders to transfer their equity interest in Beijing Sitan to Suzhou Stack or any designated third party. Suzhou Stack has the sole discretion to decide when to exercise the option, whether in part or full. The exercise price of the option to purchase all or part of the equity interests in Beijing Sitan or assets held by Beijing Sitan will be the minimum amount of consideration permitted under the then-applicable PRC laws. Without the prior consent of Suzhou Stack, Beijing Sitan and its Nominee Shareholders shall not: (i) amend the articles of association, (ii) increase or decrease the registered capital, (iii) sell or otherwise dispose of their assets or beneficial interest, (iv) create or allow any encumbrance on their assets or other beneficial interests, (v) extend any loans to third parties, (vi) enter into any material contracts (except those contracts entered into in the ordinary course of business), (vii) merge with or acquire any other persons or make any investments, or (viii) distribute dividends to their shareholders. The Purchase Option Agreement will remain in effect until all the equity interests held by Nominee Shareholders or the assets held by Beijing Sitan are transferred to Suzhou Stack or its designated party. Suzhou Stack may terminate the Purchase Option Agreement at its sole discretion, whereas under no circumstances may Beijing Sitan or its Nominee Shareholders terminate this agreement. In April 2020, the Purchase Option Agreement was supplemented such that any proceeds received by the Nominee Shareholders from the exercise of the option, distribution of profits or dividends, shall be remitted to Suzhou Stack or its designated person(s), to the extent permitted under PRC laws.

The terms of the Purchase Option Agreement signed amongst Hebei Stack, Hebei Qinshu and its Nominee Shareholders are the same as the terms described above.

Exclusive Business Cooperation Agreement

Pursuant to the Exclusive Business Cooperation Agreement between Suzhou Stack and Beijing Sitan, Suzhou Stack has the exclusive right to provide technical and consulting services to Beijing Sitan related to the IDC business, including but not limited to the technology, management, network support, business consulting, intellectual licensing, equipment or office leasing, market consulting, system integration, product development and system maintenance. Without the prior written consent of Suzhou Stack, Beijing Sitan may not accept any services subject to this Exclusive Business Cooperation Agreement from any third party, while Suzhou Stack has the right to designate any party to provide such services. In return, Beijing Sitan agrees to pay a service fee to Suzhou Stack. Suzhou Stack has the right to unilaterally adjust the service fee. The Exclusive Business Cooperation Agreement has an initial term of ten years, which will be automatically extended for a successive ten-year term upon expiration unless terminated by Suzhou Stack at its sole discretion, whereas under no circumstances may Beijing Sitan terminate this agreement.

The terms of the Exclusive Business Cooperation Agreement signed between Hebei Stack and Hebei Qinshu are the same as the terms described above.

CHINDATA GROUP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

1. ORGANIZATION (Continued)

Equity Pledge Agreement

Under the Equity Pledge Agreement among Suzhou Stack, Beijing Sitan and its Nominee Shareholders, the Nominee Shareholders have pledged all of their equity interests in Beijing Sitan to Suzhou Stack to guarantee performance of Beijing Sitan and their obligations under the Contractual Agreements described above. During the term of the Equity Pledge Agreement, Suzhou Stack has the right to receive all of Beijing Sitan’s dividends and profits distributed on the pledged equity. In the event of a breach by Beijing Sitan or any of its Nominee Shareholders of the contractual obligations under the Equity Pledge Agreement, Suzhou Stack, as pledgee, will have the right to dispose of the pledged equity interests in Beijing Sitan and will have priority in receiving the proceeds from such disposal. Beijing Sitan and its Nominee Shareholders, undertake that, without the prior written consent of Suzhou Stack, they will not transfer, or create or allow any encumbrance on the pledged equity interests. The Equity Pledge Agreement will be valid until Beijing Sitan and its Nominee Shareholders fulfill all contractual obligations under the Contractual Agreement.

The terms of the Equity Pledge Agreement signed amongst Hebei Stack, Hebei Qinshu and its Nominee Shareholders are the same as the terms described above.

Financial Support Undertaking Letter

Pursuant to the financial support undertaking letter, Stack Midco Limited is obligated and hereby undertakes to provide unlimited financial support to the VIEs, to the extent permissible under the applicable PRC laws and regulations, whether or not any such operational loss is actually incurred. Stack Midco Limited will not request repayment of the loans or borrowings if the VIEs or its Nominee Shareholders do not have sufficient funds or are unable to repay.

Resolution of the Board of Directors of Stack Midco Limited

The Board of Directors of Stack Midco Limited resolved that the rights under the Power of Attorneys and the Purchase Option Agreement were assigned to the Board of Directors of Stack Midco Limited or any officer authorized by the Board of Directors.

In the opinion of the Company’s legal counsel, i) the ownership structure of the Company, including its subsidiaries in the PRC and VIEs are in compliance with all existing PRC laws and regulations; and (ii) each of the Contractual Agreements with Stack Midco Limited, the WFOE, VIEs and the Nominee Shareholders governed by PRC laws, are legal, valid and binding, enforceable against such parties, and will not result in any violation of PRC laws or regulations currently in effect; (iii) the resolutions are valid in accordance with the articles of association of Stack Midco Limited and Cayman Islands Law.

However, uncertainties in the PRC legal system could cause relevant regulatory authorities to find the current Contractual Agreements and businesses to be in violation of any existing or future PRC laws or regulations and could limit the Company’s ability to enforce its rights under these contractual agreements. Furthermore, the Nominee Shareholders of the VIEs may have interests that are different from those of the Company, which could potentially increase the risk that they would seek to act contrary to the terms of the Contractual Agreements with the VIEs. In addition, if the Nominee Shareholders will not remain the shareholders of the VIEs, breach, or cause the VIEs to breach, or refuse to renew, the existing Contractual Agreements the Company has with them and the VIEs, the Company may not be able to effectively control the VIEs and receive economic benefits from them, which may result in deconsolidation of the VIEs.

In addition, if the current structure or any of the Contractual Agreements were found to be in violation of any existing or future PRC laws or regulations, the Company may be subject to penalties, including but not be limited to, revocation of business and operating licenses, discontinuing or restricting business operations, restricting the Company’s right to collect revenues, temporary or permanent blocking of the Company’s internet platforms, restructuring of the Company’s operations, imposition of additional conditions or requirements with which the Company may not be able to comply, or other regulatory or enforcement actions against the Company that could be harmful to its business. The imposition of any of these or other penalties could have a material adverse effect on the Company’s ability to conduct its business.

CHINDATA GROUP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

1. ORGANIZATION (Continued)

The following table sets forth the assets, liabilities, results of operations and cash flows of the VIEs included in the Company’s consolidated balance sheets, consolidated statements of comprehensive loss and consolidated statements of cash flows:

	As at December 31,
	2019	2020	2020
	RMB	RMB	US$
Current assets
Cash and cash equivalents	78,706	251,589	38,558
Accounts receivable, net	281,619	399,451	61,219
Amounts due from subsidiaries of the Group	299,240	229,845	35,225
Value added taxes recoverable	11,911	3,367	516
Amounts due from related parties	88,929	35	5
Prepayments and other current assets	3,591	5,715	876
Total current assets	763,996	890,002	136,399
Non-current assets
Property and equipment, net	70,872	64,727	9,920
Operating lease right-of-use assets	251,193	239,155	36,652
Intangible assets	22,706	20,251	3,104
Amounts due from subsidiaries of the Group	300,000	300,000	45,977
Deferred tax assets	—	10,598	1,624
Other non-current assets	8,175	8,783	1,346
Total non-current assets	652,946	643,514	98,623
Total assets	1,416,942	1,533,516	235,022
Current liabilities
Accounts payable	19,569	31,694	4,857
Income taxes payable	174	1,288	197
Amounts due to subsidiaries of the Group	997,535	1,124,418	172,325
Amounts due to related parties	14,539	—	—
Current portion of operating lease liabilities	37,401	38,054	5,832
Accrued expenses and other current liabilities	35,828	31,231	4,786
Total current liabilities	1,105,046	1,226,685	187,997
Non-current liabilities
Operating lease liabilities	217,321	204,305	31,311
Deferred tax liabilities	5,206	3,131	480
Other non-current liabilities	4,406	4,977	763
Total non-current liabilities	226,933	212,413	32,554
Total liabilities	1,331,979	1,439,098	220,551

CHINDATA GROUP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

1. ORGANIZATION (Continued)

	For the year ended December 31,
	2019	2020	2020
	RMB	RMB	US$
Revenue	712,115	1,706,086	261,469
Net income (loss)	29	(52,771)	(8,088)
Net cash generated from operating activities	80,433	122,772	18,816
Net cash used in investing activities	(14,762)	(12,115)	(1,857)

The revenue-producing assets that are held by the VIEs comprise of property and equipment, and operating lease right-of-use assets. The VIEs contributed an aggregate of 83% and 93% of the Group’s consolidated revenue for the year ended December 31, 2019 and 2020, after elimination of inter-entity transactions.

As of December 31, 2020, there was no pledge or collateralization of the VIEs’ assets that can only be used to settle obligations of the VIEs. Other than the amounts due to subsidiaries of the Group (which are eliminated upon consolidation), all remaining liabilities of the VIEs are without recourse to the Company.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”).

Principles of Consolidation

The consolidated financial statements of the Group include the financial statements of the Company, its subsidiaries, and the VIEs for which a wholly-owned subsidiary of the Company is the primary beneficiary. All significant intercompany balances and transactions have been eliminated upon consolidation. Results of subsidiaries, businesses acquired from third parties and the VIEs are consolidated from the date on which control is obtained by the Company.

Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenue and expenses during the reporting periods. Significant estimates and assumptions reflected in the Group’s consolidated financial statements include, but are not limited to, allowance for doubtful accounts, the purchase price allocation with respect to business combinations, useful lives of long-lived assets, impairment of long-lived assets and goodwill, realization of deferred tax assets, measurement of right-of-use assets and lease liabilities, legal contingencies, share-based compensation expense, and the fair value of financial instruments. Management bases the estimates on historical experience and various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could materially differ from those estimates.

Convenience translation

Amounts in U.S. dollars are presented for the convenience of the reader and are translated at the noon buying rate of RMB6.5250 per US$1.00 on December 31, 2020 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

CHINDATA GROUP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Foreign currency

The Group’s financial information is presented in Renminbi (“RMB”). The functional currency of the Company and the subsidiaries in Cayman is U.S. dollars (“US$”). The functional currency of the Company’s subsidiaries in Malaysia is the Malaysian Ringgit (“MYR”). The functional currency of the Company’s subsidiaries in India is Indian Rupees (“INR”). The functional currency of the Company’s subsidiaries and the VIEs located in the PRC is RMB. Transactions denominated in foreign currencies are re-measured into the functional currency at the exchange rates prevailing on the transaction dates. Monetary assets and liabilities denominated in foreign currencies are re-measured at the exchange rates prevailing at the balance sheet date. Non-monetary items that are measured in terms of historical cost in foreign currency are re-measured using the exchange rates at the dates of the initial transactions. Exchange gains and losses are included in the consolidated statements of comprehensive loss. The Company uses the average exchange rate for the year and the exchange rate at the balance sheet date to translate the operating results and financial position, respectively. Translation differences are recorded in “Accumulated other comprehensive income (loss)”, a component of shareholders’ equity.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and time deposits or other highly liquid investments placed with banks which are unrestricted as to withdrawal or use and have original maturities of less than three months.

Restricted cash

Restricted cash primarily represent cash and cash equivalents, pledged as security for the Group’s bank loans.

Accounts receivable and allowance for doubtful accounts

Accounts receivable are carried at net realizable value. An allowance for doubtful accounts is recorded when collection of the full amount is no longer probable. In evaluating the collectability of receivable balances, the Group considers specific evidence including the aging of the receivable, the customer’s payment history, its current credit-worthiness and current economic trends. Accounts receivable are written off when deemed uncollectible.

Capitalized interest

Interest, including amortization of deferred financing costs, associated with major development and construction projects is capitalized and included in construction in progress in accordance with ASC 835, Interest (“ASC 835”). The capitalization of interest commences when expenditure for the asset is being incurred, interest costs are being incurred and activities that are necessary to prepare the asset for its intended use or sale are in progress. The capitalization of interest ceases when the project is substantially completed or the development activity is suspended for more than a brief period. The amount to be capitalized is determined by applying the weighted average interest rate of the Group’s outstanding borrowings to the average amount of accumulated qualifying capital expenditures for assets under construction during the year. Total interest expenses incurred amounted to RMB24,344, RMB120,170 and RMB330,573 (US$50,663), of which nil, RMB17,880 and RMB92,189 (US$14,129) were capitalized for the years ended December 31, 2018, 2019 and 2020, respectively.

Derivative instruments

ASC Topic 815, Derivatives and Hedging (“ASC 815”), requires all contracts that meet the definition of a derivative to be recognized on the balance sheet as either assets or liabilities and recorded at fair value. The Group’s derivatives represent forward exchange rate contracts, and interest rate swap that did not qualify for hedge accounting in accordance with ASC 815. The derivatives are accounted for at fair value by recording the unrealized mark-to-market (fair value adjustment) in each period in the consolidated statements of comprehensive loss within “Changes in fair value of financial instruments”. The notional amounts of the derivative contracts were MYR644,654, US$160,000 and RMB110,000, respectively as of December 31, 2020, and MYR644,654 as of December 31, 2019. A gain of RMB2,643 and loss of RMB12,316 and RMB20,479 (US$3,139) was recognized in the consolidated statements of comprehensive loss for the years ended December 31, 2018, 2019 and 2020, respectively. The estimated fair value of the derivatives are determined at discrete points in time with reference to the market rates using industry standard valuation techniques. The fair value of the Group’s derivatives were determined utilizing market observable forward exchange rates. During all periods presented, there were no changes in valuation technique; or transfers in and out of each level.

CHINDATA GROUP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fair value measurements

Financial instruments of the Group primarily include cash and cash equivalents, restricted cash, accounts receivable, derivatives, contingent receivable, amounts due from and due to related parties, accounts payable, certain other current assets and liabilities, short-term bank loans and long-term bank loans. The carrying amount of the long-term bank loans approximates its fair value due to the fact that the related interest rate approximates the interest rates currently offered by financial institutions for similar debt instruments of comparable maturities. The derivatives and contingent receivable were recorded at fair value as determined on the respective issuance or origination date and subsequently adjusted to its fair value at each reporting date. The Group determined the fair values of the derivatives and contingent receivable with the assistance of an independent appraiser. The Group applies ASC 820 Fair Value Measurements and Disclosures (“ASC 820”), in measuring fair value. ASC 820 defines fair value, establishes a framework for measuring fair value and requires disclosures to be provided on fair value measurement. The carrying values of the remaining financial instruments approximate their fair values due to their short-term maturities.

ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1 — Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 — Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 — Unobservable inputs which are supported by little or no market activity.

ASC 820 describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

Assets and liabilities measured at fair value on a recurring basis as of December 31, 2019 are summarized below:

	Quoted price in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
	RMB	RMB	RMB
Derivative liabilities	—	9,503	—
Contingent receivable (Note 16)	—	—	14,630

Assets and liabilities measured at fair value on a recurring basis as of December 31, 2020 are summarized below:

	Quoted price in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
	RMB	RMB	RMB
Derivative liabilities	—	24,794	—
Contingent receivable (Note 16)	—	—	13,609

CHINDATA GROUP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fair value measurements (Continued)

The Group measured the fair value of its contingent receivable on a recurring basis using significant unobservable (Level 3) inputs as of December 31, 2019 and 2020. The valuation of the contingent receivable is performed using Monte Carlo simulation model with unobservable inputs including weighted average cost of capital as well as the performance target, which is assessed by the Group.

The following table presents a reconciliation of all financial instruments measured at fair value on a recurring basis using Level 3 unobservable inputs:

Contingent receivable
RMB
Balance as of December 31, 2018	—
Recognized during the year ended December 31, 2019	13,503
Fair value change	1,127
Balance as of December 31, 2019	14,630
Settlement	(8,783)
Fair value change	7,762
Balance as of December 31, 2020	13,609
The amount of total gain for the year ended December 31, 2020	7,762
The amount of total gain for the year ended December 31, 2020 (US$)	1,190

The Group did not transfer any assets or liabilities in or out of Level 3 during all periods presented.

Equity method investments

The Group’s investments in entities in which the Group can exercise significant influence but does not own a majority equity interest or control are generally accounted for under the equity method of accounting, as the Group concluded it does not have control, but has the ability to exercise significant influence over the investees. Equity method investments are initially measured at cost, and are subsequently adjusted for cash contributions, distributions and the Group's share of the income and losses of the investees. The Group records its equity method investment in “Other non-current assets” in the consolidated balance sheets. The Group's proportionate share of the income or loss from its equity method investment are recorded in “Others, net” in the consolidated statements of comprehensive loss, which is insignificant in 2020. The Group reviews its investment periodically to determine if any investment may be impaired considering both qualitative and quantitative factors that may have a significant impact on the investees' fair value. No impairment loss was recognized for the years presented.

Property and equipment, net

Property and equipment are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the assets, as follows:

Category	Estimated Useful Life
Buildings	20 to 40 years
Data center equipment	10 to 20 years
Furniture and office equipment	3 to 5 years
Computers and network equipment	5 years
Motor vehicles	5 years
Purchased software	5 years
Leasehold improvements	Lesser of useful life or lease term

Repair and maintenance costs are charged to expense as incurred, whereas the cost of renewals and betterments that extend the useful lives of property and equipment are capitalized as additions to the related assets. Retirements, sales and disposals of assets are recorded by removing the cost and accumulated depreciation from the asset and accumulated depreciation accounts with any resulting gain or loss reflected in the consolidated statements of comprehensive loss.

CHINDATA GROUP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Direct costs that are related to the construction of property and equipment and incurred in connection with bringing the assets to their intended use are capitalized as construction in progress. Construction in progress is transferred to specific property and equipment, and the depreciation of these assets commences when the assets are ready for their intended use.

Inventories

Inventories consist of materials used in delivering the Group’s other services to the customers, which are stated at the lower of cost and net realizable value. Cost is determined using the weighted average method. Adjustments to reduce the cost of inventory to its net realizable value are made, if required, for decreases in sales price, obsolescence, or similar reductions in the estimated net realizable value. The Group records its inventories in “Prepayments and other current assets” in the consolidated balance sheets. No inventory write-downs were recognized for all years presented.

Intangible assets, net

Intangible assets are carried at cost less accumulated amortization and any recorded impairment. Intangible assets with finite useful lives are amortized using a straight-line method of amortization that reflects the estimated pattern in which the economic benefits of the intangible asset are to be consumed. The estimated useful life for the intangible assets is as follows:

Category	Estimated Useful Life
Acquired customer relationships	5 to 10 years
Acquired license	4 years

Impairment of long-lived assets other than goodwill

The Group evaluates its long-lived assets for impairment whenever events or changes in circumstances, such as a significant adverse change to market conditions that will impact the future use of the assets, indicate that the carrying amount of an asset may not be fully recoverable. When these events occur, the Group evaluates the recoverability of long-lived assets by comparing the carrying amount of the assets to the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Group recognizes an impairment loss based on the excess of the carrying amount of the assets over their fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the assets, when the market prices are not readily available. For all periods presented, there was no impairment of any of the Group’s long-lived assets.

Segment reporting

In accordance with ASC 280-10, Segment Reporting: Overall, operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), in deciding how to allocate resources and in assessing performance. The Group operates and manages its business as a single segment through the provision of a single class of standardized IDC services in Asia-Pacific emerging markets. Therefore, the Group’s CODM, who has been identified as the Board of Directors, reviews the consolidated results when making decisions about allocating resources and assessing performance of the Group as a whole (Note 19).

Business combinations

The Group accounts for its business combinations using the purchase method of accounting in accordance with ASC 805, Business Combinations. The purchase method accounting requires that the consideration transferred be allocated to the assets, including separately identifiable assets and liabilities acquired, based on their estimated fair values. The consideration transferred in an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued as well as the contingent considerations and all contractual contingencies as of the acquisition date. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as

CHINDATA GROUP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Business combinations (Continued)

of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of (i) the total of cost of acquisition, fair value of the non-controlling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree, is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in earnings.

The determination and allocation of fair values to the identifiable assets acquired, liabilities assumed and non-controlling interests is based on various assumptions and valuation methodologies requiring considerable judgment from management. The most significant variables in these valuations are discount rates, terminal values, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to determine the cash inflows and outflows. The Group determine discount rates to be used based on the risk inherent in the related activity’s current business model and industry comparisons. Terminal values are based on the expected life of assets, forecasted life cycle and forecasted cash flows over that period.

Acquisitions that do not meet the accounting definition of a business combination are accounted for as asset acquisitions. For transactions determined to be asset acquisitions, the Group allocates the total cost of the acquisition, including transaction costs, to the assets acquired based on their relative fair values.

Goodwill

In accordance with ASC 350, Intangibles—Goodwill and Other (“ASC 350”), the Group assigned and assessed goodwill for impairment at the reporting unit level. A reporting unit is an operating segment or one level below the operating segment. The Group determined that there are two reporting units as of December 31, 2019 and 2020, Bridge Group and Stack Group. Under ASC 350, goodwill is not amortized but is tested for impairment on an annual basis, or more frequently if events or changes in circumstances indicate that it might be impaired. In accordance to Accounting Standards Update (“ASU”) No. 2011-08, Intangibles—Goodwill and Other (“ASU 2011-08”), the Group can elect to perform a qualitative assessment to determine whether the two-step impairment testing on goodwill is necessary. The Group has early adopted ASU 2017-04, Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment (“ASU 2017-04”), pursuant to which the Group will apply a quantitative test and record the amount of goodwill impairment as the excess of a goodwill allocated to the reporting unit’s carrying amount over its fair value, not to exceed the total amount of goodwill allocated to the reporting unit. The Group fully impaired the goodwill recorded for the year ended December 31, 2018, and no impairment of goodwill was recorded for the years ended December 31, 2019 and 2020 (Note 8).

Asset retirement costs

A majority of the Group’s buildings are self-owned. Therefore, the Group’s asset retirement obligations are limited to its leased building space. The leased building space is subject to long-term arrangements, which in certain cases require the leased building space to be returned to the landlords in its original condition. The fair value of a liability for an asset retirement obligation is recognized in the period in which it is incurred. The corresponding asset retirement costs are capitalized as part of the cost of leasehold improvements and are depreciated over the shorter of the useful life of the asset or the term of the lease subsequent to the initial measurement. The Group accretes the liability in relation to the asset retirement obligations over time and the accretion expense is recorded in cost of revenues. Asset retirement obligations are recorded in other non-current liabilities with the balance of RMB3,885 and RMB3,993 (US$612) as of December 31, 2019 and 2020, respectively.

Comprehensive loss

Comprehensive loss is defined as the changes in equity of the Group during a period from transactions and other events and circumstances excluding transactions resulting from investments by shareholders and distributions to shareholders. Among other disclosures, ASC 220, Comprehensive Income, requires that all items that are required to be recognized under current accounting standards as components of comprehensive loss be reported in a financial statement that is displayed with the same prominence as other financial statements. For each of the periods presented, the Group’s comprehensive loss includes net loss and foreign currency translation adjustments, and is presented in the consolidated statements of comprehensive loss.

CHINDATA GROUP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Leases

In February 2016, ASU No. 2016-02, Leases (Topic 842) (“ASC 842”) was issued to increase transparency and comparability among organizations by requiring the recognition of right-of-use (“ROU”) assets and lease liabilities in the consolidated balance sheets. Most prominent among the changes in the standard is the recognition of ROU assets and lease liabilities by lessees for those leases classified as operating leases. Under ASC 842, disclosures are required to meet the objective of enabling users of financial statements to assess the amount, timing, and uncertainty of cash flows arising from leases. The Group elected to early adopt ASC 842 effective January 1, 2017 concurrent with the adoption of Revenue from Contracts with Customers (“ASC 606”) using the modified retrospective approach and applied the transition method at the beginning of the year of adoption.

The Group determines if an arrangement is a lease at inception. The lease agreements include both lease and non-lease components, which the Group availed itself of the practical expedient for lessees and lessors and elected an accounting policy by class of underlying asset to combine lease and non-lease components and account for the combined component in accordance with the accounting treatment for the predominant component. Leases are classified as operating or finance leases in accordance with the recognition criteria in ASC 842-10-25. The Group’s leases do not contain any material residual value guarantees or material restrictive covenants.

Lessee accounting

The Group recognizes ROU assets and liabilities on the lease commencement date based on the present value of lease payments over the lease term. As the rate implicit in the Group’s leases is not typically readily available, the Group uses an incremental borrowing rate based on the information available at the lease commencement date in determining the present value of lease payments. This incremental borrowing rate reflects the fixed rate at which the Group could borrow on a collateralized basis the amount of the lease payments in the same currency, for a similar term, in a similar economic environment. The ROU assets also include any lease payments made, net of lease incentives. Lease terms are based on the non-cancelable term of the lease and may contain options to extend the lease when it is reasonably certain that the Group will exercise that option. Leases with an initial lease term of 12 months or less are not recorded on the consolidated balance sheets.

The Group has lease agreements with lease and non-lease components, which are accounted for as a single lease component based on the Group’s policy election to combine lease and non-lease components for its leases. Variable lease payments not dependent on an index or rate are excluded from the ROU asset and lease liability calculations and are recognized in expense in the period which the obligation for those payments is incurred. Operating lease expense for lease payments is recognized on a straight-line basis over the lease term. A finance lease ROU asset is depreciated on a straight-line basis over the lesser of the useful life of the leased asset or the lease term. Interest on each finance lease liability is determined as the amount that results in a constant periodic discount rate on the remaining balance of the liability.

Lessor accounting

The Group’s lessor portfolio consists of only operating leases for the periods presented. The Group’s policy election is to combine lease and non-lease components, by underlying class of asset, and account for them as one component if they have the same timing and pattern of transfer. The combined component is accounted for in accordance with ASC 842 if the lease component is predominant, and in accordance with ASC 606 if the non-lease component is predominant.

Revenue recognition

Effective January 1, 2017, the Group elected to adopt the requirements of ASC 606 using the full retrospective method. The Group applies the five-step model outlined in ASC 606. The Group accounts for a contract when it has approval and commitment from the customer, the rights of the parties are identified, payment terms are identified, the contract has commercial substance and collectability of consideration is probable.

CHINDATA GROUP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue recognition (Continued)

Revenue is allocated to each performance obligation based on its standalone selling price. The Group generally determines standalone selling prices based on observable prices. If the standalone selling price is not observable through past transactions, the Group estimates the standalone selling price based on multiple factors, including, but not limited to, gross margin objectives, internal costs, and industry technology lifecycles. Timing of revenue recognition is generally the same as the timing of invoicing to customers. Contract assets and contract liabilities were nil as of December 31, 2019 and 2020. Using the practical expedient in ASC 606, the Group does not adjust the promised amount of consideration for the effects of a significant financing component if it expects, at contract inception, that the period between the transfer of the promised good or service to the customer and when the customer pays for that good or service will be one year or less. The Group also elected to exclude sales taxes and other similar taxes from the measurement of the transaction price, and accordingly, recognized revenues net of value added taxes (“VAT”) and surcharges.

Colocation services

The Group provides integrated IDC colocation services including utilities, hosting, cooling, operating and maintaining (collectively, “Colocation Resources”) its customers’ servers and equipment in the Group’s buildings in the PRC. The nature of the Group’s performance obligation is a single performance obligation to stand ready to provide a series of distinct IDC colocation services daily throughout the fixed contract period. The Group is a lessor in some of its IDC colocation service arrangements and the lease component qualifies as an operating lease. Under ASC 842, these contracts qualify for a practical expedient available to lessors to combine the lease and non-lease components and account for the combined component in accordance with the accounting treatment for the predominant component. The Group applied this practical expedient and have accounted for the combined component under ASC 606 because the non-lease components is predominant.

For wholesale and retail data center contracts, the Group’s efforts or inputs are expended evenly throughout the performance period that typically ranges from one to ten years, hence, the Group recognizes revenue over time using a time-based measure, on a straight-line basis. The remaining hyperscale data center contracts include a contractual minimum resulting in a portion of the consideration being fixed (“Fixed Consideration”). The Group’s efforts or inputs are not expended evenly throughout the performance period, which is generally ten years for such contracts. The Fixed Consideration is included in the transaction price for the entire contract period, and recognized as revenue based on cumulative utilization of capacity from contract inception through the end of the reporting period. The variable consideration for each month is allocated to the distinct colocation services for the particular month in accordance with ASC 606-10-32-40 because the variable consideration relates to the Group’s efforts to satisfy the collocation services for that month and reflects the value of the Group’s colocation services delivered to the customer. Therefore, the Group uses monthly utilization records, an output measure, to recognize revenue over time as it most faithfully depicts the simultaneous consumption and delivery of services. At the end of each month, the uncertainty related to the transaction price is resolved based on the utilization records because the variable consideration specifically relates to the transfer of the distinct services during that month.

Colocation rental

The Group rents out hyperscale data center space to customers in Malaysia. The Group applied the practical expedient to account for lease and non-lease components associated with the lease as a single lease component under ASC 842 as the lease component is predominant. Colocation rental revenue is recognized on a straight-line basis over the lease term.

Others

Others mainly includes fiber optic cable and other fitting services provided at the customers’ request. The Group uses construction progress reports, an output measure, to recognize revenue over time provided all revenue recognition criteria have been met, as it most faithfully depicts the Group’s performance toward complete satisfaction of the performance obligation.

As of December 31, 2020, the aggregate amount of transaction price allocated to performance obligations (unsatisfied or partially unsatisfied) is related to colocation services, does not include any variable consideration, and amounted to RMB12,587,598 (US$1,929,134). The Company expects to recognize as revenue 11%, 47% and 42% of these performance obligations within twelve months, one to five years, and after five years, respectively.

CHINDATA GROUP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Cost of revenues

Cost of revenues consists mainly of utility fees, depreciation of property and equipment, bandwidth costs, rental costs, salaries and benefits for employees directly involved in revenue generation activities, and other expenses directly attributable to the provision of services.

Research and development expense

Research and development expenses primarily consist of salaries and benefits for research and development personnel, and third party service provider costs. The Group expenses research and development costs as they are incurred.

Government grants

Government grants received from provincial and local governments are related to acquisition of assets. The grants are recorded as “deferred government grants” and are included in the “Accrued expenses and other current liabilities”, or “Other non-current liabilities” line items in the consolidated balance sheets when received. Once the Group fulfills the conditions stipulated under the grant, the grant amount will be released to the consolidated statements of comprehensive loss in equal amounts over the expected useful life of the related asset, as a reduction of the related depreciation expense.

Share-based compensation

The Group applies ASC 718, Compensation — Stock Compensation (“ASC 718”), to account for its share-based payments. In accordance with ASC 718, the Group determines whether an award should be classified and accounted for as a liability award or equity award. For equity awards, the related share-based compensation is recognized in the consolidated financial statements based on their grant date fair value, while liability awards are remeasured at each reporting date until settlement. All the Group’s share-based awards are to employees only, the Group, with the assistance of an independent appraiser determined the fair value of the share-based awards granted to employees. The Group uses the accelerated method for all awards granted with graded vesting, and accounts for forfeitures as they occur.

A change in any of the terms or conditions of the awards is accounted for as a modification of the award. Cancellation of the awards accompanied by the concurrent grant of a replacement award is also accounted for as a modification of the terms of the cancelled awards. Incremental compensation cost is measured as the excess, if any, of the fair value of the modified award over the fair value of the original award immediately before its terms are modified, measured based on the fair value of the awards and other pertinent factors at the modification date. For vested awards, the Group recognizes incremental compensation cost in the period the modification occurs. For unvested awards, the Group recognizes over the remaining requisite service period and upon the satisfaction of performance condition, the sum of the incremental compensation cost and the remaining unrecognized compensation cost for the original award on the modification date. If the fair value of the modified award is lower than the fair value of the original award immediately before modification, the minimum compensation cost the Group recognizes is the cost of the original award.

Employee benefit expenses

All eligible employees of the Group in the PRC are entitled to staff welfare benefits including medical care, welfare subsidies, unemployment insurance and pension benefits through a PRC government-mandated multi-employer defined contribution plan. The Group is required to accrue for these benefits based on certain percentages of the qualified employees’ salaries and to make contributions to the plans out of the amounts accrued. The PRC government is responsible for the medical benefits and the pension liability to be paid to these employees and the Group’s obligations are limited to the amounts contributed. The Group recorded employee benefit expenses of nil, RMB16,210 and  RMB18,385 (US$2,818) for the years ended December 31, 2018, 2019 and 2020, respectively.

The Group also maintains a government mandated employee provident fund schemes to cover employees of its wholly owned subsidiaries in Malaysia. The employee provident fund schemes are considered a defined contribution plan. Employer and employee contributions are made based on various percentages of salaries and wages that vary based on employee age and other factors. The Group’s contributions into the program amounted to RMB1,082, RMB1,150 and RMB1,049 (US$161) for the years ended December 31, 2018, 2019 and 2020, respectively.

The Group has no further payment obligations once the contributions have been paid.

CHINDATA GROUP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Loss per share

In accordance with ASC 260, Earnings Per Share, basic loss per share is computed by dividing net loss attributable to the Company by the weighted average number of ordinary shares outstanding during the period. Diluted loss per share is calculated by dividing net loss attributable to the Company as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Share options with performance conditions are considered contingently issuable shares and are only included in the computation of diluted loss per share to the extent that the performance conditions are met such that the share options are exercisable at the end of the reporting period, assuming it was the end of the contingency period. Ordinary equivalent shares consist of the ordinary shares issuable upon the conversion of the share options, using the treasury stock method. Ordinary equivalent shares are excluded from the computation of diluted per share if their effects would be anti-dilutive.

Income taxes

The Group follows the liability method of accounting for income taxes in accordance with ASC 740, Income Taxes (“ASC 740”). Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Group records a valuation allowance to offset deferred tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rate is recognized in tax expense in the period that includes the enactment date of the change in tax rate.

The Group accounted for uncertainties in income taxes in accordance with ASC 740. Interest and penalties arising from underpayment of income taxes shall be computed in accordance with the related PRC tax law. The amount of interest expense is computed by applying the applicable statutory rate of interest to the difference between the tax position recognized and the amount previously taken or expected to be taken in a tax return. Interest and penalties recognized in accordance with ASC 740 are classified in the consolidated statements of comprehensive loss as income tax expense.

In accordance with the provisions of ASC 740, the Group recognizes in its consolidated financial statements the impact of a tax position if a tax return position or future tax position is “more likely than not” to prevail based on the facts and technical merits of the position. Tax positions that meet the “more likely than not” recognition threshold are measured at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. The Group’s estimated liability for unrecognized tax benefits, if any, will be recorded in the “other non-current liabilities” in the accompanying consolidated financial statements is periodically assessed for adequacy and may be affected by changing interpretations of laws, rulings by tax authorities, changes and/or developments with respect to tax audits, and expiration of the statute of limitations. The actual benefits ultimately realized may differ from the Group’s estimates. As each audit is concluded, adjustments, if any, are recorded in the Group’s consolidated financial statements. Additionally, in future periods, changes in facts, circumstances, and new information may require the Group to adjust the recognition and measurement estimates with regard to individual tax positions. Changes in recognition and measurement estimates are recognized in the period in which the changes occur.

Concentration of risks

Concentration of credit risk

Assets that potentially subject the Group to significant concentration of credit risk primarily consist of cash and cash equivalents, restricted cash, accounts receivable, contingent receivable and amounts due from related parties. The Group expects that there is no significant credit risk associated with cash and cash equivalents and restricted cash, which were held by reputable financial institutions in the jurisdictions where the Company, its subsidiaries, and the VIEs are located. The Group believes that it is not exposed to unusual risks as these financial institutions have high credit quality. The risk with respect to the contingent receivable is mitigated by the ongoing assessment of the counterparty’s credit quality by reference to the counterparty’s default history. Accounts receivable and amounts due from related parties are typically unsecured and are derived from revenues earned from customers. The risk is mitigated by credit evaluations the Group performs on its customers and its ongoing monitoring process of outstanding balances. As of December 31, 2019 and 2020, the Group had two and one customers with a receivable balance exceeding 10% of the total accounts receivable balance, respectively. The risk with respect to accounts receivable is mitigated by credit evaluations the Group performs on its customers and its ongoing monitoring process of outstanding balances.

CHINDATA GROUP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Concentration of risks (Continued)

Business, customer, political, social and economic risks

The Group participates in a dynamic and competitive high technology industry and believes that changes in any of the following areas could have a material adverse effect on the Group’s future financial position, results of operations or cash flows: changes in the overall demand for services; competitive pressures due to existing competitors; and new trends in new technologies and industry standards; control of telecommunication infrastructures by local regulators and industry standards; changes in certain strategic relationships or customer relationships; regulatory considerations; and risks associated with the Group’s ability to attract and retain employees necessary to support its growth. The Group’s operations could be adversely affected by significant political, economic and social uncertainties in the PRC.

Two customers accounted for 32.8% and 21.8%, respectively, of total revenues during the year ended December 31, 2018, and 68.2% and 11.1%, respectively, of total revenues during the year ended December 31, 2019. One customer accounted for 81.7% of total revenues during the year ended December 31, 2020.

Interest rate risk

The Group is exposed to interest rate risk on its interest-bearing liabilities. As of December 31, 2020, a hypothetical 1% increase or decrease in annual interest rates of RMB-denominated borrowings, US-denominated borrowings and MYR-denominated borrowings, in aggregate, would increase or decrease total interest expense by approximately RMB38,403 (US$5,886).

Investments in floating rate interest earning instruments carry a degree of interest rate risk. The Group has not been, and do not expect to be, exposed to material interest rate risks relating to such investments.

Currency convertibility risk

The Group transacts a majority of its business in RMB, which is not freely convertible into foreign currencies. On January 1, 1994, the PRC government abolished the dual rate system and introduced a single rate of exchange as quoted daily by the PBOC. However, the unification of the exchange rates does not imply that the RMB may be readily convertible into US$ or other foreign currencies. All foreign exchange transactions continue to take place either through the PBOC or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the PBOC. Approval of foreign currency payments by the PBOC or other institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts. Additionally, the value of the RMB is subject to changes in central government policies and international economic and political developments affecting supply and demand in the PRC foreign exchange trading system market.

Foreign currency exchange rate risk

From July 21, 2005, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. For RMB against U.S. dollar, there was a depreciation and an appreciation of approximately 1.3% and 6.3% during the years ended December 31, 2019 and 2020, respectively. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. To the extent that the Group needs to convert U.S. dollar into RMB for capital expenditures and working capital and other business purposes, appreciation of RMB against U.S. dollar would have an adverse effect on the RMB amount the Group would receive from the conversion. Conversely, if the Group decides to convert RMB into U.S. dollar for the purpose of making payments for dividends on ordinary shares, strategic acquisitions or investments or other business purposes, appreciation of U.S. dollar against RMB would have a negative effect on the U.S. dollar amount available to the Group. In addition, a significant depreciation of the RMB against the U.S. dollar may significantly reduce the U.S. dollar equivalent of the Group’s earnings or losses.

Recent accounting pronouncements

The Group is an emerging growth company (“EGC”) as defined by the Jumpstart Our Business Startups Act (“JOBS Act”). The JOBS Act provides that an EGC can take advantage of extended transition periods for complying with new or revised accounting standards. This allows an EGC to delay adoption of certain accounting standards until those standards would otherwise apply to private companies. The Group elected to take advantage of the extended transition periods. However, this election will not apply should the Group cease to be classified as an EGC.

CHINDATA GROUP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”). ASU 2016-13 changes the impairment model for most financial assets and certain other instruments. The standard will replace the “incurred loss” approach with an “expected loss” model for instruments measured at amortized cost. For available-for-sale debt securities, entities will be required to record allowances rather than reduce the carrying amount, as they do today under the other-than-temporary impairment model. The amendments in ASU 2016-13 are effective for fiscal years beginning after December 15, 2020, including interim periods within fiscal years beginning after December 15, 2021. In October 2019, the FASB issued ASU No. 2019-10 (ASU 2019-10), Financial Instruments—Credit Losses, which amends the effective date for Credit Losses as follows. Public business entities that meet the definition of an SEC filer, excluding entities eligible to be SRCs as defined by the SEC, for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. All other entities for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Group is in the process of evaluating the impact of adoption of this guidance on its consolidated financial statements.

3. REVENUE

The following table presents the Group’s revenues from contracts with customers disaggregated by material revenue category:

	For the year ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
Colocation services recognized over time	—	678,348	1,701,911	260,829
Colocation rental recognized over time	93,423	128,870	124,991	19,156
Others recognized over time	5,061	45,792	4,175	640
	98,484	853,010	1,831,077	280,625

4. LEASE

Lessee Accounting

The Group’s leases consist of the leasing of building and office space, land, fiber optics and certain equipment. The Group’s land use rights represent land leased for constructing and operating IDC colocation service or rental businesses in the PRC, Malaysia and India. The land use rights represent lease prepayments that are amortized over the term of the land use rights, some of which include options to extend the leases that have not been included in the calculation of the Group’s ROU assets and lease liabilities. Variable lease payments were immaterial for the periods presented.

The components of lease expense were as follows:

	For the year ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
Operating lease cost	2,798	24,224	40,479	6,204
Finance lease cost	6,096	8,931	4,724	724
Short-term lease cost	—	1,661	2,208	338
	8,894	34,816	47,411	7,266

CHINDATA GROUP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

4. LEASE (Continued)

Lessee Accounting (Continued)

Maturities of lease liabilities are as follows:

	Operating Leases		Finance Leases
	RMB	US$	RMB	US$
Year ending December 31, 2021	41,613	6,377	5,466	838
Year ending December 31, 2022	35,712	5,473	5,568	853
Year ending December 31, 2023	28,977	4,441	5,659	867
Year ending December 31, 2024	28,423	4,356	5,774	885
Year ending December 31, 2025 and thereafter	275,242	42,183	178,953	27,426
Total lease payments	409,967	62,830	201,420	30,869
Less imputed interest	(165,531)	(25,369)	(136,528)	(20,924)
Present value of lease liabilities	244,436	37,461	64,892	9,945

Other supplemental information related to leases is summarized below:

	For the year ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
Cash paid for amounts included in the measurement of lease liabilities
Operating cash flows used in operating leases	2,703	21,092	40,275	6,172
Operating cash flows used in finance leases	4,956	6,599	6,008	921
Financing cash flows used in finance leases	75,691	9,230	18,441	2,826
Lease liabilities arising from obtaining right-of-use assets
Operating leases	1,357	13,044	8,091	1,240
Finance leases	62,404	178	708	109

	As at December 31,
	2019	2020
Weighted-average remaining lease term (years)
Operating leases	14.53	13.68
Finance leases	28.24	27.07
Weighted-average discount rate
Operating leases	8.58%	8.59%
Finance leases	9.06%	9.05%

Lessor Accounting

The Group’s lease contracts in Malaysia do not have the option to extend or terminate the lease or provide the customer the right to purchase the asset at the end of the contract term. Instead, renewal of such contracts requires negotiation of mutually agreed upon terms by both parties. As of December 31, 2020, minimum lease payments expected to be collected were as follows:

	As at December 31, 2020
	RMB	US$
Year ending December 31, 2021	84,313	12,922
Year ending December 31, 2022	73,844	11,317
Year ending December 31, 2023	54,175	8,303
Year ending December 31, 2024	9,587	1,469
Year ending December 31, 2025 and thereafter	33,506	5,135
Total	255,425	39,146

CHINDATA GROUP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

5. ACCOUNTS RECEIVABLE

	As at December 31,
	2019	2020	2020
	RMB	RMB	US$
Accounts receivable	309,465	434,720	66,624
Allowance for doubtful accounts	(4,770)	(12,496)	(1,915)
Accounts receivable, net	304,695	422,224	64,709

The movements in the allowance for doubtful accounts were as follows:

	2019	2020	2020
	RMB	RMB	US$
Balance at beginning of the year	98	4,770	731
Provisions	4,710	7,726	1,184
Write-offs	(38)	—	—
Balance at end of the year	4,770	12,496	1,915

6. PROPERTY AND EQUIPMENT

	As at December 31,
	2019	2020	2020
	RMB	RMB	US$
Buildings	1,190,980	1,909,633	292,664
Data center equipment	2,375,136	3,945,877	604,732
Furniture and office equipment	13,560	11,934	1,829
Computers and network equipment	9,928	16,677	2,556
Motor vehicles	3,873	6,868	1,053
Purchased software	3,608	6,984	1,070
Leasehold improvements	32,202	36,358	5,572
Construction in progress	1,111,263	1,196,551	183,379
	4,740,550	7,130,882	1,092,855
Less: accumulated depreciation	(335,963)	(707,052)	(108,360)
Property and equipment, net	4,404,587	6,423,830	984,495

Depreciation expense for the years ended December 31, 2018, 2019 and 2020 was RMB83,910, RMB208,415 and RMB369,686 (US$56,657), respectively.

7. INTANGIBLE ASSETS

	As at December 31,
	2019	2020	2020
	RMB	RMB	US$
Acquired customer relationships	399,255	397,979	60,993
Acquired license	—	2,556	392
Less: accumulated amortization	(38,506)	(80,236)	(12,297)
Intangible assets, net	360,749	320,299	49,088

CHINDATA GROUP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

The Group recorded amortization expense of RMB4,721, RMB32,760 and RMB42,292 (US$6,482) for the years ended 2018, 2019 and 2020, respectively. As of December 31, 2020, estimated amortization expense of the existing intangible assets for each of the next five years is RMB42,405, RMB42,405, RMB39,592, RMB37,740 and RMB37,247, respectively.

8. GOODWILL

Stack Group
Balance as of January 1, 2019	—
Goodwill acquired (Note 16)	466,320
Balance as of December 31, 2019	466,320
Goodwill acquired (Note 16)	6,563
Balance as of December 31, 2020	472,883
Balance as of December 31, 2020 (US$)	72,472

For the year ended December 31, 2018, the costs of integrating the business of Bridge Group exceeded the benefits of the acquisition due to stiff competition during the year ended December 31, 2018, therefore, the Group applied the one-step quantitative test and fully impaired the goodwill. The fair value of the reporting unit was determined using the discounted cash flow (“DCF”) method.

For the years ended December 31, 2019 and 2020, the Group performed a qualitative assessment based on the requirements of ASC 350-20. The Group evaluated all relevant factors including, but not limited to, macroeconomic conditions, industry and market conditions and financial performance. The Group weighed all factors in their entirety and concluded that it was not more-likely-than-not the fair value was less than the carrying amount of the reporting unit, and further impairment testing on goodwill was unnecessary.

9. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	As at December 31,
	2019	2020	2020
	RMB	RMB	US$
Payroll payable	25,762	48,339	7,408
Interest payable	8,472	14,639	2,244
Deferred government grants	4,092	8,629	1,322
Other tax and surcharges payable	23,510	28,904	4,430
Accrued expenses	52,485	52,768	8,087
Others	15,351	58,270	8,930
	129,672	211,549	32,421

10. BANK LOANS

The Group’s borrowings consisted of the following:

	As at December 31,
	2019	2020	2020
	RMB	RMB	US$
Secured short-term bank loan	15,000	66,135	10,136
Secured long-term bank loan	2,740,501	4,122,898	631,861
	2,755,501	4,189,033	641,997

CHINDATA GROUP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

10. BANK LOANS (Continued)

The Group entered into loan agreements with various financial institutions for data center project development and working capital purpose with terms ranging from 1 to 7 years.

As of December 31, 2019, the Group had total financing credit facilities of RMB1,734,000, US$175,000 and MYR248,000 from various financial institutions, of which the unused amount was RMB184,349, US$50,000 and MYR nil, respectively.

As of December 31, 2020, the Group had total financing credit facilities of RMB2,700,000, US$265,000 and MYR248,000 from various financial institutions, of which the unused amount was RMB128,911, US$30,000 and MYR nil, respectively.

As of December 31, 2020, certain bank borrowings denominated in RMB are secured by certain subsidiaries’ cash of RMB41,000, and accounts receivable, property and equipment and land use rights with net book value of RMB277,992, RMB2,023,663, and RMB109,551 respectively. One loan facility amounted to US$40,000 is guaranteed by a standby letter of credit of US$50,000. Others are guaranteed by designated subsidiaries of the Group or secured by property, assets, deposits and shares of designated subsidiaries.

The weighted average interest rate on short-term bank loan as of December 31, 2019 and 2020 was 5.66% and 7.00%, respectively. The weighted average interest rate on long-term bank loans as of December 31, 2019 and 2020 was 8.36% and 7.87%, respectively. Management assessed that there were no breach of loan covenants for all its bank borrowings as of December 31, 2019 and 2020.

On April 30, 2019, the Group terminated a long-term loan facility and repaid in full the outstanding indebtedness and accrued interest amounting to RMB456,660 and RMB732, respectively. The Group accounted for this termination as a debt extinguishment pursuant to ASC 470-50, Debt—Modifications and Exchanges (“ASC 470-50”) and recorded an extinguishment loss of RMB4,567 within “Others, net” in the consolidated statements of comprehensive loss.

As of December 31, 2020, the loan principal will be due according to the following schedule:

	RMB	US$
2021	296,913	45,504
2022	1,850,212	283,557
2023	489,116	74,960
2024	786,924	120,601
2025 and thereafter	953,623	146,149
	4,376,788	670,771

CHINDATA GROUP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

11. TAXATION

Enterprise income tax

Under the current laws of the Cayman Islands, the Company and certain subsidiaries incorporated in the Cayman Islands are not subject to tax on income or capital gains.

The Group’s PRC entities are subject to the statutory income tax rate of 25%, in accordance with the Enterprise Income Tax law (the “EIT Law”), which was effective since January 1, 2008. Chindata (Hebei) Co., Ltd. being qualified as a High New Technology Enterprise (“HNTE”) is entitled to the preferential income tax rate of 15% for three years from 2018 to 2020.

Dividends, interests, rent or royalties payable by the Group’s PRC entities, to non-PRC resident enterprises, and proceeds from any such non-resident enterprise investor’s disposition of assets (after deducting the net value of such assets) shall be subject to 10% EIT, namely withholding tax, unless the respective non-PRC resident enterprise’s jurisdiction of incorporation has a tax treaty or arrangements with China that provides for a reduced withholding tax rate or an exemption from withholding tax.

The Group’s Malaysian subsidiaries subject to income tax at the statutory rate of 24% in accordance with Malaysia corporate income tax laws and regulations.

Profit (loss) before income taxes consists of:

	For the year ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
PRC	—	77,079	102,329	15,682
Non-PRC	(140,920)	(248,522)	(318,335)	(48,787)
	(140,920)	(171,443)	(216,006)	(33,105)

The current and deferred components of income tax expense (benefit) appearing in the consolidated statements of comprehensive loss are as follows:

	For the year ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
Current income tax	555	631	59,964	9,190
Deferred income tax	(3,314)	(2,373)	7,375	1,130
	(2,759)	(1,742)	67,339	10,320

CHINDATA GROUP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

11. TAXATION (Continued)

A reconciliation of the differences between the statutory tax rate and the effective tax rate for enterprise income tax is as follows:

	For the year ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
Loss before income tax	(140,920)	(171,443)	(216,006)	(33,105)
Income tax benefit computed at the PRC statutory tax rate of 25%	(35,230)	(42,861)	(54,001)	(8,276)
Effect of differing tax rates in different jurisdictions	4,150	23,599	35,228	5,399
Effect of PRC preferential tax rates	—	(3,346)	(22,350)	(3,425)
Research and development super-deduction	—	(4,001)	(7,557)	(1,158)
Effect of tax rate changes on deferred taxes	—	—	5,325	816
Non-deductible expenses and non-taxable income, net*	19,446	384	106,892	16,382
Change in valuation allowance	8,875	24,483	3,802	582
Income tax (benefit) expense	(2,759)	(1,742)	67,339	10,320

*	Primarily represents share-based compensation expense, impairment of goodwill, other non-deductible professional expenses, and income from entities not subject to income tax.

Deferred tax

The significant components of the Group’s deferred tax assets and liabilities are as follows:

	As at December 31,
	2019	2020	2020
	RMB	RMB	US$
Deferred tax assets
Tax loss carry forward	67,708	67,873	10,402
Unabsorbed capital allowance	50,475	63,297	9,701
Depreciation and amortization expense	18,809	23,887	3,661
Operating lease	63,823	60,878	9,330
Accrued expenses and others	16,865	35,245	5,402
Less: Valuation allowance*	73,997	71,229	10,916
	143,683	179,951	27,580

	As at December 31,
	2019	2020	2020
	RMB	RMB	US$
Deferred tax liabilities
Property and equipment	173,777	222,489	34,098
Acquisition of intangible assets	89,474	105,805	16,215
Debt issuance cost	15,588	13,243	2,030
Operating lease	63,823	64,358	9,863
Others	8,949	9,698	1,487
	351,611	415,593	63,693
Presentation in the consolidated balance sheets:
Deferred tax assets	3,611	18,789	2,880
Deferred tax liabilities	211,539	254,431	38,993
Net deferred tax liabilities	207,928	235,642	36,113

CHINDATA GROUP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

11. TAXATION (Continued)

*

Based upon the level of historical taxable income, scheduled reversal of deferred tax liabilities and projections for future taxable income over the periods in which the deferred tax assets are realizable, management recorded full valuation allowance against deferred tax assets of those subsidiaries and VIEs that are in a cumulative loss as of December 31, 2019 and 2020, except for the portion that can be realized by matching reversals of deferred tax liabilities.

As of December 31, 2020, the aggregate undistributed earnings from the Company’s WFOEs as well as VIEs that are available for distribution are RMB414,987 (US$63,600). The Company has considered its operational funding needs, future development initiatives and its dividend distribution plan, and will permanently reinvesting all of its aggregate undistributed earnings. Determination of the amount of unrecognized deferred tax liability related to the earnings that are indefinitely reinvested is not practical.

As of December 31, 2020, the Group had net losses of approximately RMB277,719 (US$42,562) mainly deriving from entities in the PRC and Malaysia. The tax losses in PRC can be carried forward for five years to offset future taxable profit, and the period can be extended to ten years for entities that qualify as HNTE. The tax losses of entities in the PRC will begin to expire in 2023, if not utilized. The tax losses in Malaysia can be carried forward for seven years to offset future taxable profit. The tax losses of entities in Malaysia will begin to expire in 2024, if not utilized.

The Group evaluated its income tax uncertainty under ASC 740. ASC 740 clarifies the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the financial statements. The Group elects to classify interest and penalties related to an uncertain tax position, if and when required, as part of income tax expense in the consolidated statements of comprehensive income(loss). As of and for the years ended December 31, 2018, 2019 and 2020, there were no significant impact from tax uncertainties on the Group’s financial position and result of operations. The Group does not expect the amount of unrecognized tax benefits would increase significantly in the next 12 months.

In general, the tax authorities have five to seven years to conduct examinations of the tax filings of the Group’s subsidiaries. Accordingly, the subsidiaries’ tax years of 2015 through 2020 remain open to examination by the respective tax authorities.

12. SHARE-BASED PAYMENTS

2019 Plan

In December 2019, BCPE Stack ESOP Holdco Limited (“ESOP Holdco”, a shareholder of the Company) approved a share option plan (“2019 Plan”) with a contractual term of ten years. On January 8, 2020, options for the purchase of 17,633,120 ESOP Holdco Class B shares (“Class B Options”) were granted to certain employees of the Group. These options are accounted for as equity awards and contain both service and performance vesting conditions. 60% of the options granted will vest in three or four equal installments over a three to four year service period while the remaining 40% of the options will vest in two equal installments of 20% each if prespecified performance targets related to the return on the Company’s ordinary shares are achieved. The corresponding Class B shares of the vested option can be exchanged for the Company’s ordinary shares on a one-for-one basis at any time after completion of the IPO. As of December 31, 2020, no ESOP Holdco Class B shares were exchanged for the Company’s ordinary shares.

Pursuant to the terms and conditions of the 2019 Plan, grantees may early exercise all or a portion of the Class B Options granted prior to the completion of an IPO, however, such ESOP Holdco Class B shares issued upon exercise or the underlying ordinary shares of the Company exchangeable for after IPO still remain subject to the original service and performance vesting conditions. On April 13, 2020, all of the 17,633,120 Class B Options were early exercised into the corresponding ESOP Holdco Class B shares. The Company considered the rights and obligations of the awards under this arrangement and concluded that the early exercise of the options was not considered substantive for accounting purposes in accordance with ASC 718-10-55-31.

A portion of the Class B options with service conditions granted under 2019 Plan are subject to accelerated vesting upon listing of the Company’s equity securities on the stock exchange. On September 30, 2020 (“Listing Date”), the Company’s ADSs commenced trading on the NASDAQ, and share-based compensation expenses of RMB27,580 (US$4,227) were immediately recognized for 3,808,818 ESOP Holdco Class B shares with vesting accelerated.

CHINDATA GROUP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

12. SHARE-BASED PAYMENTS (Continued)

A summary of the activity is stated below:

	Number of share options/ESOP Holdco Class B shares	Weighted average grant date fair value
		US$
Awarded and unvested as of December 31, 2019	—	n/a
Granted	17,633,120	1.73
Vested	(7,789,995)	1.79
Forfeited	—	n/a
Awarded and unvested as of December 31, 2020	9,843,125	1.68
Expected to vest as of December 31, 2020	9,843,125	1.68

The weighted-average exercise price for granted share options during the year ended December 31, 2020 was US$0.73.

2020 Plan

In May 2020, the Company’s Board of Directors approved a share option plan (“2020 Plan”) with a contractual term of ten years. The maximum aggregate number of ordinary shares that are authorized to be issued under the 2020 Plan is 5,667,164. On May 29, 2020, 5,667,164 share options were granted to an employee of the Group. These awards are accounted for as equity awards and contain both service and performance vesting conditions. 50% of the award granted will vest in four equal installments over a four year service period while the remaining 50% of the awards will vest in two equal installments of 25% each if prespecified performance targets related to the return of the Company’s ordinary shares are achieved.

In September 2020, the Company’s Board of Directors approved to increase maximum aggregate number of ordinary shares that are authorized to be issued under the 2020 Plan to 11,334,328. 5,666,345 share options with service and/or performance vesting conditions were then granted to certain employees of the Group. These awards are accounted for as equity awards. Pursuant to the option award agreement, a portion of the share options with service conditions are subject to accelerated vesting upon listing of the Company’s equity securities on the stock exchange. Share-based compensation expenses of RMB21,914 (US$3,358) were immediately recognized for 1,125,600 share options with vesting accelerated on the Listing Date.

In October 2020, 2,805,000 share options were granted to certain employees of the Group. These awards are accounted for as equity awards and contain service conditions. Pursuant to the option award agreement, these share options granted will become vested over a service period of four years. In December 2020, the Company’s Board of Directors approved to increase maximum aggregate number of ordinary shares that are authorized to be issued under the 2020 Plan to 22,291,218.

A summary of the activity under 2020 Plan is stated below:

	Number of share options	Weighted average grant date fair value
		US$
Awarded and unvested as of December 31, 2019	—	n/a
Granted	14,138,509	5.43
Exercised*	(5,667,164)	3.55
Forfeited	(2,000)	4.61
Awarded and unvested as of December 31, 2020	8,469,345	6.68
Expected to vest as of December 31, 2020	8,469,345	6.68
Exercisable as of December 31, 2020	1,696,614	4.63

CHINDATA GROUP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

12. SHARE-BASED PAYMENTS (Continued)

*

On August 26, 2020, 5,667,164 share options were early exercised with an exercise cash consideration of US$5,667 received by the Company. The Company’s ordinary shares issued for the grantee’s early exercise still remain subject to the existing service and performance vesting conditions. The Company has a right (but not the obligation) to repurchase the vested shares at fair market value, and the unvested shares at the lower of fair market value or the option’s exercise price at any time during a six-month period following the grantee’s termination of services. The Company considered the rights and obligations of the options under this arrangement and concluded that the early exercise of the options was not considered substantive for accounting purposes in accordance with ASC 718-10-55-31, and recorded the proceeds received from early exercise as a liability.

The weighted-average exercise price for granted and forfeited share options during the year ended December 31, 2020 was US$1.47 and US$1.00, respectively. The weighted-average exercise price for share options outstanding as of December 31, 2020 was US$1.79. The weighted-average exercise price for share options expected to vest and exercisable as of December 31, 2020 was US$1.79 and US$1.01, respectively.

The aggregate intrinsic value represents the difference between the fair value of the Company`s ordinary share as of December 31, 2020 and the option’s respective exercise price. The aggregate intrinsic value of share options outstanding and currently exercisable as of December 31, 2020 was US$55,150 and US$12,373, respectively. The weighted-average remaining contractual term of share options outstanding and currently exercisable is 9.70 and 9.67 years, respectively.

During the year ended December 31, 2020, share-based compensation of RMB234,291 (US$35,907) recognized for awards granted under 2019 Plan and 2020 Plan pertained only to the awards with service vesting conditions.

As of December 31, 2020, there was US$73,257 of total unrecognized employee share-based compensation expenses related to unvested share-based awards under 2019 Plan and 2020 Plan, which are expected to be recognized over a weighted-average period of 1.63 years. Total unrecognized compensation cost may be adjusted for actual forfeitures occurring in the future.

ISUs

On September 11, 2019, BCPE Bridge Cayman, L.P. (“BCPE Bridge”, a shareholder of the Company) issued 1,000,000 BCPE Bridge Class B Units to Bridge Management, L.P. (“SBC Platform”). To attract and retain key employees, the SBC Platform will grant its incentive units to eligible employees of the Group. Each SBC Platform incentive unit represents one BCPE Bridge Cayman, L.P. Class B Unit (“ISUs”). The ISUs granted are accounted for as equity awards. For ISUs granted during 2019, a portion became vested immediately upon grant, and the remaining portion will vest generally over a service period of one to five years. For ISUs granted during 2020, a portion will vest in three or four equal installments over a three to four year service period, and the remaining portion will vest in two equal installments if prespecified performance targets related to the return on the Company’s ordinary shares are achieved. Pursuant to the ISU agreements, certain ISUs with service vesting conditions are subject to accelerated vesting upon listing of the Company’s equity securities on the stock exchange. Share-based compensation of RMB5,132 (US$787) was immediately recognized for 31,137 ISUs with vesting accelerated on the Listing Date.

On August 18, 2020 (“Modification Date”), in connection with the Company’s Pre-IPO private placements (Note 1), BCPE Bridge sold shares representing 21.81% of its shareholding to new investors, and the cash consideration received will be distributed to the shareholders including the SBC Platform (the “Modification”). As part of the Modification, US$30.5 million equivalent to RMB210,986 will be distributed to ISU holders in lieu of underlying ISUs according to the existing ISU vesting schedule. The Company has concluded that future service from the grantees is required for unvested ISUs. Therefore, as of the Modification Date, under ASC 718 the cash settlement was accounted for as a (i) settlement for vested ISUs with no incremental share-based compensation expenses recognized, and (ii) a modification for unvested ISUs, whereby the cash settlement amount in excess of the corresponding original fair value of cash-settled ISU was recorded on the Modification Date on a pro rata basis for the portion of the lapsed service period and remaining additional share-based compensation will be recognized over the remaining vesting schedule.

In October 2020, the SBC Platform redeemed its 1,000,000 BCPE Bridge Class B Units in exchange for 26,797,650 of the Company’s Class B ordinary shares pursuant to the terms of the original SBC Platform and related ISU agreements.

The Company recognized share-based compensation expenses of nil, RMB63,746 and RMB135,682 (US$20,794) for the years ended December 31, 2018, 2019 and 2020, respectively.

CHINDATA GROUP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

12. SHARE-BASED PAYMENTS (Continued)

A summary of the ISU activities is stated below:

	Number of ISUs	Weighted average grant date fair value
		US$
Awarded and unvested as of December 31, 2019	423,000	17.26
Granted	244,409	127.57
Vested	(121,892)	71.64
Forfeited	(160,000)	40.32
Awarded and unvested as of December 31, 2020	385,517	74.78
Expected to vest as of December 31, 2020	385,517	74.78

As of December 31, 2020, there was US$ 22,899 of total unrecognized employee share-based compensation expenses related to unvested ISUs, which are expected to be recognized over a weighted-average period of 1.50 years. Total unrecognized compensation cost may be adjusted for actual forfeitures occurring in the future.

Fair value of share options and ISUs

The fair value of share options was determined using the binomial option valuation model, with the assistance of an independent appraiser. The binomial model requires the input of a few key assumptions. For expected volatility, the Company made reference to historical volatility of several comparable companies. The exercise multiple was estimated as the average ratio of the stock price to the exercise price of when employees would decide to voluntarily exercise their vested options. As the Company did not have sufficient information of past employee exercise history, it considered the statistics on exercise patterns of employees compiled by Huddart and Lang in Huddart, S., and M. Lang. 1996. “Employee Stock Option Exercises: An Empirical Analysis.” Journal of Accounting and Economics, vol. 21, no. 1 (February):5-43, which are widely adopted by valuers as authoritative guidance on expected exercise multiples. The risk-free rate for the period within the contractual life of the options is based on the market yield of U.S. Treasury Bonds in effect at the time of grant. The fair value of the ordinary shares underlying the options, was also determined with the assistance of an independent appraiser, using an income approach (discounted cash flow method).

The assumptions used to estimate the fair value of the share options granted during the year ended December 31, 2020 under 2019 Plan and 2020 Plan are as follows:

	2019 Plan	2020 Plan
Risk-free rate	1.90%	0.57% – 1.90%
Expected volatility range	39.65% – 39.78%	39.65% – 40.53%
Exercise multiple	2.80	2.80
Fair value per ordinary share as at valuation dates	US$2.32	US$4.45 – US$14.00

The fair value of the ISUs is the fair value of BCPE Bridge Cayman, L.P. Class B units at the grant date, which was determined by allocating the BCPE Bridge Cayman, L.P. equity value between the Class A and Class B units based on the predetermined distribution rate.

CHINDATA GROUP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

12. SHARE-BASED PAYMENTS (Continued)

A summary of share-based compensation expenses recognized in income and capitalized as part of the cost of assets for the years ended December 31, 2018, 2019 and 2020 is as follows:

	2018	2019	2020	2020
	RMB	RMB	RMB	US$
Cost of revenue	—	—	32,990	5,056
Selling and marketing	—	—	21,691	3,324
General and administrative	—	63,746	295,165	45,236
Construction in progress	—	—	20,127	3,085
Total share-based compensation expenses	—	63,746	369,973	56,701

CHINDATA GROUP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

13. RELATED PARTY TRANSACTIONS

a)	Related parties

Affiliate of the Company (collectively hereinafter referred to as “Company Affiliates”)

Wangsu Science and Technology Limited Corporation (“Wangsu”)

Zhangjiakou Qinyun Information Technology Co., Ltd. (“Qinyun”)

Affiliates of ultimate controlling shareholder of the Company (collectively hereinafter referred to as “Affiliates”)

Bain Capital Private Equity Advisors (China) Ltd.

Bain Capital Private Equity, LP

Bain Capital Mauritius

BCPE Bridge Cayman L.P.

BCC Mauritius Holdings PCC

Affiliates of certain shareholders of the Company (collectively hereinafter referred to as “Shareholder Affiliates”)

Abiding Joy HK Limited

Stackdata Joy HK Limited

Datalake HK Limited

b)	The Group had the following related party transactions, except for transactions disclosed in other notes:

	For the year ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
Purchase of services from Wangsu*	—	104,312	83,382	12,779
Net revenue from colocation services provided to Wangsu**	—	95,071	83,054	12,729
Management consulting services provided by Affiliates***	11,300	16,434	59,741	9,156
Management consulting services provided by Shareholder Affiliates***	—	8,438	13,016	1,995
Gain on divestiture of Qinyun and related assets****	—	—	6,562	1,006
	11,300	224,255	245,755	37,665

*

A portion of the services purchased comprised of certain Colocation Resources purchased from Wangsu, which are not distinct within the context of the Company’s revenue arrangement with Wangsu. Thus, in accordance with ASC 606-10-32-25, the entire consideration for these Colocation Resources (“Consideration Payable”) is accounted for as a reduction of revenue.

**

Colocation services revenue from Wangsu for the period April 26, 2019 to December 31, 2019 and January 1, 2020 to October 2, 2020 have been presented net of Consideration Payable amounting to RMB70,861 and RMB62,440 (US$9,569), respectively. Wangsu ceased to be a related party of the Company after the completion of IPO.

***

In connection with the IPO, the Company recognized a one-time consulting agreements’ termination expense amounting to RMB50,000 (US$7,663) and RMB11,000 (US$1,686), payable in cash to the Affiliates and the Shareholder Affiliates, respectively.

****

On August 4, 2020, the Group disposed 100% of equity interests of Qinyun for nil consideration as Qinyun was in a net deficit position, of which 99.9% and 0.1% was transferred to the Group’s Chief Executive Officer, Mr. Jing Ju and a third-party individual, respectively. Subsequently, the Group transferred certain assets to Qinyun for cash consideration of RMB64,000, which is recorded in due from related party, as a noncash investing activity in consolidated statements of cash flows. The gain resulting from the divestiture of Qinyun and related assets transfer was RMB6,562 (US$1,006).

c)	The Group had the following related party balances at the end of the year:

CHINDATA GROUP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

13. RELATED PARTY TRANSACTIONS (Continued)

	As at December 31,
	2019	2020	2020
	RMB	RMB	US$
Amounts due from related parties:
Company Affiliates	88,929	64,093	9,823
Amounts due to related parties:
Company Affiliates	29,275	—	—
Affiliates	22,890	490	75
Shareholder Affiliates	8,022	36,978	5,667
	60,187	37,468	5,742

All the balances with related parties as of December 31, 2019 and 2020 were unsecured. All outstanding balances are also repayable on demand unless otherwise disclosed. No allowance for doubtful accounts was recognized for the amount due from related parties for the years ended December 31, 2019 and 2020.

14. LOSS PER SHARE

Basic and diluted loss per share for each of the years presented are calculated as follows:

	For the year ended December 31,
	2018	2019	2020
	Ordinary shares		Class A		Class B
	RMB	RMB	RMB	US$	RMB	US$
Numerator:
Net loss attributable to ordinary shareholders—basic and diluted	(138,161)	(174,443)	(105,403)	(16,154)	(177,942)	(27,271)
Denominator:
Weighted average number of shares outstanding—basic and diluted	97,550,502	397,153,121	228,284,218	228,284,218	385,389,358	385,389,358
	(1.42)	(0.44)	(0.46)	(0.07)	(0.46)	(0.07)

The Company’s ordinary shares held by the SBC Platform after redemption of BCPE Bridge Class B Units and in exchange for such ordinary shares that will be transferred to ISU grantees upon vest are factored in the computation of basic and diluted loss per share in 2020 (Note 12).

15. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

RMB
Balance as of January 1, 2018	12
Foreign currency translation adjustments, net of tax of nil	18,032
Balance as of December 31, 2018	18,044
Foreign currency translation adjustments, net of tax of nil	21,967
Balance as of December 31, 2019	40,011
Foreign currency translation adjustments, net of tax of nil	(212,597)
Balance as of December 31, 2020	(172,586)
Balance as of December 31, 2020, in US$	(26,450)

There have been no reclassifications out of accumulated other comprehensive income (loss) to net loss for the periods presented.

CHINDATA GROUP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

16. BUSINESS COMBINATION

The Reorganization

On April 26, 2019 (the “Acquisition Date”), the Group through its PRC subsidiary acquired 100% of the equity interests in Chindata Xiamen, a PRC company, to further develop the Group’s IDC colocation services. Details of the purchase consideration on the Acquisition Date are as follows:

RMB
Cash consideration	2,785,820
Contingent receivable	(13,503)
2,772,317

Pursuant to the acquisition agreement, the Group has an enforceable right to the return of previously transferred consideration of up to RMB48,000 in aggregate, if certain predetermined performance targets are not achieved by Chindata Xiamen during 2019 and 2020, respectively. The Group determined the fair value of the contingent receivable on the Acquisition Date, and as of December 31, 2019 and December 31, 2020 with the assistance of an independent appraiser. During the years ended December 31, 2019 and 2020, a remeasurement gain of RMB1,127 and RMB7,762 (US$1,190), respectively, was recognized through profit or loss.

The acquisition was accounted for as a business combination. Goodwill recognized represents the expected synergies from integrating Chindata Xiamen’s operations with the Group’s existing IDC colocation services, and is not tax deductible. The purchase price allocation for the acquisition is based on a valuation determined by the Group with the assistance of an independent appraiser. The following table summarizes the fair values of the assets acquired and liabilities assumed on the Acquisition Date:

RMB
Purchase consideration	2,772,317
Less:
Cash and cash equivalents	892,009
Restricted cash	14,771
Other current assets	304,495
Property and equipment, net	1,591,412
Customer relationships	372,025
Operating lease right-of-use assets	392,286
Other non-current assets	113,038
Other current liabilities	(670,648)
Deferred tax liabilities	(116,019)
Other non-current liabilities	(587,372)
Goodwill	466,320

CHINDATA GROUP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

16. BUSINESS COMBINATION (Continued)

Identifiable intangible assets acquired are customer relationships, which was valued using a relief from royalty approach and has an estimated remaining useful life of approximately 10 years.

The unaudited pro forma information for the years ended December 31, 2018 and 2019 set forth below gives effect to the acquisition as if it had occurred at January 1, 2018. The pro forma results have been calculated after applying the Group’s accounting policies and including adjustments primarily related to the depreciation and amortization of acquired property and equipment and intangible assets, interest expense on the borrowings to fund the acquisition, the elimination of transaction costs that was incurred as a result of the acquisition, the income tax effects and the incremental net income (loss) attributable to the non-controlling interests, as applicable. The pro forma information does not include any impact of transaction synergies and is presented for informational purposes only and is not necessarily indicative of the results of operations that actually would have been occurred had the acquisition been consummated as of that time or that may result in the future:

	For the year ended December 31,
	2018	2019
	RMB (unaudited)	RMB (unaudited)
Pro forma revenue	418,910	1,098,383
Pro forma net loss attributable to Chindata Group Holdings Limited	(202,714)	(141,745)

2020 Acquisition

On November 1, 2020(the “2020 Acquisition Date”), the Group completed its acquisition of 100% equity interest of Huailai Huizhi Construction Co., Ltd. (“Huizhi”) for purchase consideration of RMB39,612, to enhance its data center construction expertise to generate cost savings for colocation services.

The acquisition was accounted for as a business combination. Goodwill recognized represents the expected synergies from integrating Huizhi’s operation with the Group’s existing IDC colocation services, and is not tax deductible. The purchase price allocation for the acquisition is based on a valuation determined by the Group with the assistance of an independent appraiser. The following table summarizes the fair values of the assets acquired and liabilities assumed on the 2020 Acquisition Date:

	RMB	US$
Purchase consideration	39,612	6,071
Settlement of accounts payable due to Huizhi	(174,695)	(26,773)
Total purchase consideration	(135,083)	(20,702)
Less:
Cash and cash equivalents	16,008	2,453
Other current assets	24,085	3,691
Property and equipment, net	641	98
Other non-current assets	1,022	157
Current liabilities	(183,402)	(28,108)
Goodwill	6,563	1,007

The actual results of operations after the Acquisition Date and pro-forma results of operations for this acquisition have not been presented because the effects of this acquisition were insignificant after elimination of the transactions between the Group and Huizhi.

CHINDATA GROUP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

17. RESTRICTED NET ASSETS

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by the

Group’s PRC subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the consolidated financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of the Company’s PRC subsidiaries.

In accordance with the Regulations on Enterprises with Foreign Investment of China and their Articles of Association, the Company’s wholly foreign-owned enterprises, being foreign invested enterprise established in the PRC, are required to allocate at least 10% of their after-tax profit determined based on the PRC accounting standards and regulations to the general reserve until the reserve has reached 50% of the relevant subsidiary’s registered capital. Appropriations to the staff welfare and bonus fund are at the discretion of the Company’s wholly foreign-owned enterprises. These reserves can only be used for specific purposes and are not transferable to the Company in the form of loans, advances, or cash dividends.

In accordance with the PRC Company Laws, the VIEs must make appropriations from their annual after-tax profits as reported in their PRC statutory accounts to non-distributable reserve funds, namely statutory reserve and discretionary surplus reserve. The VIEs are required to allocate at least 10% of their after-tax profits to the statutory reserve until such fund has reached 50% of their respective registered capital. Appropriation to discretionary surplus reserve is at the discretion of the VIEs. These reserves can only be used for specific purposes and are not transferable to the Company in the form of loans, advances, or cash dividends.

As of December 31, 2020, the Group’s PRC subsidiaries and VIEs had appropriated RMB82,792 (US$12,688) to their reserves.

Furthermore, registered share capital and capital reserve accounts of the Company’s PRC subsidiaries and the VIEs are also restricted from distribution. As a result, the restrictions amounted to approximately RMB2,594,646 (US$397,647) as of December 31, 2020. Therefore, in accordance with Rules 504 and 4.08(e)(3) of Regulation S-X, the condensed parent company only financial statements are disclosed in Note 21.

Cash transfers from the Company’s PRC subsidiaries to its subsidiaries outside of China are subject to PRC government control of currency conversion. Shortages in the availability of foreign currency may restrict the ability of the PRC subsidiaries and the VIEs to remit sufficient foreign currency to pay dividends or other payments to the Company, or otherwise satisfy their foreign currency denominated obligations.

18. COMMITMENTS AND CONTINGENCIES

Capital expenditure commitments

The Group has commitments amounting to RMB681,263 (US$104,408) for the purchase of certain data center equipment and construction in progress as of December 31, 2020, which are scheduled to be paid within one to two years.

Contingencies

In August 2020 (“Termination Date”), Bridge Datacentres (Mumbai) LLP (“Bridge Mumbai”), the Company’s subsidiary in India, exercised its rights under the force majeure clause and terminated its construction contact with Sterling & Wilson Private Limited (“S&W”), the contractor of its data center in India. Pursuant to the termination, S&W made a claim against Bridge Mumbai towards amounts payable for work performed through Termination Date, other costs and losses. In turn, Bridge Mumbai also submitted a claim against S&W towards the refund of cash advance payments previously made, and losses caused by S&W including delay in work performed, defective work, and replacement of contractor. In March 2021, Bridge Mumbai submitted a statement of defense. Based on management’s estimation and legal counsel’s advice, RMB32,558 (US$4,990) has been accrued and recorded in “Others, net” in the consolidated statements of comprehensive loss.

CHINDATA GROUP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

19. SEGMENT INFORMATION

The Group has one segment. Its CODM is the Board of Directors, who makes operating decisions, assesses performance and allocates resources on a consolidated basis.

Net revenues by geographic area are based upon the location of the customers. Total net revenues by geographic area are presented as follows:

	For the year ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
PRC	—	712,115	1,706,086	261,469
Malaysia	98,484	140,895	124,991	19,156
	98,484	853,010	1,831,077	280,625

Long-lived assets by geographic area are presented as follows:

	As at December 31,
	2019	2020	2020
	RMB	RMB	US$
PRC	3,807,201	6,016,479	922,066
Malaysia	974,353	958,408	146,882
India	208,668	229,241	35,133
	4,990,222	7,204,128	1,104,081

CHINDATA GROUP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

20. CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

Condensed Balance Sheets

	As at December 31,
	2019	2020	2020
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	10,482	3,514,736	538,657
Amounts due from subsidiaries of the Group	2,252	2,894	444
Total current assets	12,734	3,517,630	539,101
Non-current assets
Investment in subsidiaries	3,239,690	6,318,785	968,397
Total non-current assets	3,239,690	6,318,785	968,397
Total assets	3,252,424	9,836,415	1,507,498
LIABILITIES AND SHAREHOLDER’S EQUITY
Current liabilities
Amounts due to related parties	15,251	36,978	5,667
Accrued expenses and other payables	—	28,410	4,356
Total current liabilities	15,251	65,388	10,023
Non-current liabilities:
Other non-current liabilities	—	31,559	4,837
Total non-current liabilities	—	31,559	4,837
Total liabilities	15,251	96,947	14,860
Shareholders’ equity
Ordinary shares (par value of US$0.00001 per share, 5,000,000,000 shares authorized; 566,716,480 shares issued and outstanding as of December 31, 2019; 4,500,000,000 Class A ordinary shares authorized, 344,577,783 Class A ordinary shares issued and outstanding, 500,000,000 Class B ordinary shares authorized, 380,214,434 Class B ordinary shares issued and outstanding as of December 31, 2020)	34	46	7
Additional paid-in capital	3,512,291	10,510,516	1,610,807
Statutory reserve	13,908	82,792	12,688
Accumulated other comprehensive income (loss)	40,011	(172,586)	(26,450)
Accumulated deficit	(329,071)	(681,300)	(104,414)
Total shareholders’ equity	3,237,173	9,739,468	1,492,638
Total liabilities and shareholders’ equity	3,252,424	9,836,415	1,507,498

CHINDATA GROUP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

20. CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (Continued)

Condensed Statements of Comprehensive Loss

	For the year ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
Operating expenses
General and administrative expenses	—	(33,523)	(53,945)	(8,267)
Total operating expenses	—	(33,523)	(53,945)	(8,267)
Operating loss	—	(33,523)	(53,945)	(8,267)
Interest income	—	—	1,854	284
Interest expense	—	47	—	—
Share of losses of subsidiaries and the VIEs	(138,161)	(140,967)	(232,287)	(35,600)
Foreign currency exchange loss	—	—	(1,193)	(183)
Others, net	—	—	2,226	341
Net loss attributable to ordinary shareholders	(138,161)	(174,443)	(283,345)	(43,425)
Other comprehensive income (foreign currency translation adjustments), net of tax of nil:	18,032	21,967	(212,597)	(32,582)
Comprehensive loss	(120,129)	(152,476)	(495,942)	(76,007)

CHINDATA GROUP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

20. CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (Continued)

Condensed Statements of Cash Flows

	For the year ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
Net cash used in operating activities	—	(26,093)	(22,553)	(3,456)
Net cash used in investing activities	—	(601,174)	(2,893,144)	(443,394)
Net cash generated from financing activities	—	637,792	6,683,039	1,024,221
Effect of exchange rate changes on cash and cash equivalents	—	(43)	(263,088)	(40,320)
Net increase in cash and cash equivalents	—	10,482	3,504,254	537,051
Cash and cash equivalents at beginning of the year	—	—	10,482	1,606
Cash and cash equivalents at end of the year	—	10,482	3,514,736	538,657

Basis of presentation

For the presentation of the parent company only condensed financial information, the Company records its investments in subsidiaries and the VIEs under the equity method of accounting as prescribed in ASC 323, Investments—Equity Method and Joint Ventures. Such investments are presented on the condensed balance sheet as “investments in subsidiaries” and the subsidiaries’ and the VIEs’ losses as “share of losses of subsidiaries and the VIEs” on the condensed statements of comprehensive loss. Under the equity method of accounting, the Company adjusted the carrying amount of “investments in subsidiaries” for its share of the subsidiaries’ and the VIEs’ cumulative losses until the investment balance reaches zero and did not provide for additional losses unless the Company has guaranteed obligations of the subsidiaries’ and the VIEs’ or is otherwise committed to provide further financial support.

The subsidiaries did not pay any dividends to the Company for the periods presented.

The Company does not have significant commitments or long-term obligations as of the period end.

The parent company only financial statements should be read in conjunction with the Company’s consolidated financial statements.