Form 20-F
period 2021-12-31
Chindata Group Holdings Ltd
filed 2022-04-29
CIK 1807192

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

 For the transition period from              to

Commission file number: 001-39556

Chindata Group Holdings Limited

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

No. 47 Laiguangying East Road,

Chaoyang District, Beijing, 100012

The People’s Republic of China

(Address of principal executive offices)

Dongning Wang, Chief Financial Officer

Tel: +86 400-879-7679
E-mail: ir@chindatagroup.com

No. 47 Laiguangying East Road,

Chaoyang District, Beijing, 100012

The People’s Republic of China

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American Depositary Shares, each representing two Class A ordinary shares, par value US$0.00001 per share Class A ordinary shares, par value US$0.00001 per share *	CD N/A	The Nasdaq Stock Market LLC (The Nasdaq Global Select Market) The Nasdaq Stock Market LLC (The Nasdaq Global Select Market)

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

732,559,381 ordinary shares outstanding, consisting of 359,099,633 Class A ordinary shares and 373,459,748 outstanding Class B ordinary shares, par value US$0.00001 per share, as of December 31, 2021.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☒    No  ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No    ☒

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes   ☒   No  ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes  ☒   No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐
Emerging growth company ☐

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

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

INTRODUCTION

Unless otherwise indicated or the context otherwise requires in this annual report on Form 20-F:

•	“Asia-Pacific emerging markets” include China, India and Southeast Asia emerging markets, which include Malaysia, Indonesia, Laos, Thailand, Brunei, Cambodia, Myanmar, Philippines and Vietnam;
•	“ADSs” refer to our American depositary shares, each of which represents two Class A ordinary shares;
•	“ByteDance” refers to Beijing Doudongqingchun Technology Ltd., Beijing Huoshanyinqing Technology Ltd. and their affiliates;
•	“CAGR” refers to compound annual growth rate;
•	“capacity in service” refers to the total capacity available for utilization; this capacity does not include capacity from our retail data centers;
•	“capacity with indication of interest” or “IoI IT capacity” refers to the capacity for which clients have indicated interest in and had substantial negotiation for binding service agreements with us;
•	“contractually committed capacity” or “contracted IT capacity” refers to capacity for which clients are required to pay us colocation service or rental fees or reservation fees;
•	“China” or “PRC” refers to the People’s Republic of China, excluding, for the purpose of this annual report only, Taiwan and the special administrative regions of Hong Kong and Macau;
•

“Chindata,” “we,” “us,” “our company,” and “our” refer to Chindata Group Holdings Limited (or BCPE Bridge Stack Limited, the name of our Company prior to April 23, 2020), a Cayman Islands company and its subsidiaries and, in the context of describing our operations and consolidated financial information, its consolidated variable interest entities, or VIEs.

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

Our reporting currency is the Renminbi. This annual report contains translations of Renminbi and certain other foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations from Renminbi into U.S. dollars were made at RMB6.3726 to US$1.00, the noon buying rate on December 30, 2021 as set forth in the H.10 statistical release of the Federal Reserve Board. We make no representation that the Renminbi or U.S. dollars amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. On April 22, 2022, the noon buying rate for Renminbi was RMB6.5010 to US$1.00.

FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements that involve risks and uncertainties. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements other than statements of current or historical facts are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors, including those listed under “Item 3. Key Information—D. Risk Factors,” that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

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

Our Holding Company Structure and Contractual Arrangements with Our VIEs and Their Respective Shareholders

Chindata Group Holdings Limited is not an operating company in China, but a Cayman Islands holding company which primarily operates in China and conducts a substantial part of its operations in China through (i) its PRC subsidiaries and (ii) contractual arrangements among (x) Suzhou Stack Data Technology Co., Ltd. and Hebei Stack Data Technology Investment Co., Ltd., or our WFOEs, (y) the consolidated variable interest entities, or consolidated VIEs, namely, Sitan (Beijing) Data Science and Technology Co., Ltd. and Hebei Qinshu Information Science and Technology Co., Ltd., limited liability companies established under PRC law, and (z) the shareholders of the consolidated VIEs. PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in internet and other related businesses, including value-added telecommunications services. Accordingly, we operate these businesses in China through our VIEs, and rely on contractual arrangements among our PRC subsidiaries, our VIEs and their shareholders to control the business operations of our VIEs. Chindata Group Holdings Limited does not hold any equity interest in the consolidated VIEs. We have consolidated the financial results of our VIEs and their respective subsidiaries in our consolidated financial statements in accordance with U.S. GAAP. Revenues contributed by our VIEs and their subsidiaries accounted for 83.5%, 93.2% and 93.1% of our total revenues for the years of 2019, 2020 and 2021, respectively. “Chindata,” “we,” “us,” “our company,” and “our” refer to Chindata Group Holdings Limited (or BCPE Bridge Stack Limited, the name of our Company prior to April 23, 2020), a Cayman Islands holding company and its subsidiaries and, in the context of describing our operations and consolidated financial information, its consolidated variable interest entities, or VIEs. Investors in the ADSs are not purchasing, and may never directly hold, equity interests in the consolidated VIEs.

We have control over our VIEs through our WFOEs. Our WFOEs entered into a series of contractual arrangements with our VIEs and their respective shareholders. These agreements include: the exclusive business cooperation agreement, the powers of attorney, the equity pledge agreement, and the purchase option agreement. These contractual arrangements enable us to (i) exercise effective control over our VIEs, (ii) receive substantially all of the economic benefits of our VIEs, and (iii) have an exclusive option to purchase all or part of the equity interests in our VIEs when and to the extent permitted by PRC law. For more details of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with Our VIEs and Their Respective Shareholders.”

However, control through these contractual arrangements may be less effective than direct ownership, and we could face heightened risks and costs in enforcing these contractual arrangements, because there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to these contractual arrangements, and there are very few precedents and little formal guidance as to how contractual arrangements in the context of a variable interest entity should be interpreted or enforced in a PRC court. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—We rely on contractual arrangements with our consolidated VIEs and their shareholders for our operations in China, which may not be as effective as direct ownership in providing operational control, and these contractual arrangements have not been tested in a court of law,” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—The registered shareholders of our VIEs may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.”

Our corporate structure is subject to risks relating to our contractual arrangements with our VIEs and their shareholders. If the PRC government finds these contractual arrangements non-compliant with the restrictions on direct foreign investment in the relevant industries, or if the relevant PRC laws, regulations, and rules or the interpretation thereof change in the future, we could be subject to severe penalties or be forced to relinquish our interests in the consolidated VIEs or forfeit our rights under the contractual arrangements. Chindata Group Holdings Limited and investors in the ADSs face uncertainty about potential future actions by the PRC government, which could affect the enforceability of our contractual arrangements with the consolidated VIEs and, consequently, significantly affect the financial condition and results of operations of Chindata Group Holdings Limited. If we are unable to claim our right to control the assets of the consolidated VIEs, the ADSs may decline in value or become worthless. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure.”

There are also substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules regarding the status of the rights of our Cayman Islands holding company with respect to its contractual arrangements with our VIEs and their respective shareholders. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or any of our VIEs is found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—Substantial uncertainties exist with respect to the interpretation and implementation of the PRC Foreign Investment Law and its Implementation

Regulations and how they may impact the viability of our current corporate structure, corporate governance, business operations and financial results,” “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—If the PRC government deems that our contractual arrangements do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.”

We face various legal and operational risks and uncertainties relating to doing business in China. We operate our business primarily in China, and are subject to complex and evolving PRC laws and regulations. For example, we face risks relating to regulatory approvals or other requirements on overseas listings and the use of our VIEs. Many of these laws and regulations are subject to change and uncertain interpretation, and any actual or alleged failure to comply with such laws and regulations could materially and adversely affect our business and results of operations. These risks could result in a material adverse change in our operations and the value of our ADSs, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause the value of such securities to significantly decline. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China.”

Uncertainties in the PRC legal system and the interpretation and enforcement of PRC laws and regulations could limit the legal protection available to you and us, hinder our ability to offer or continue to offer the ADSs, result in a material adverse effect on our business operations, and damage our reputation, which might further cause the ADSs to significantly decline in value or become worthless. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China.” The following diagram illustrates our corporate structure as of the date of this annual report, including our significant subsidiaries, significant VIEs and VIE’s principal subsidiaries.

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

(4)

The twenty-two subsidiaries are Huailai Qinhuai Data Technology Co., Ltd., Huailai Qinhuai Data Science and Technology Co., Ltd., Huailai Qinxin New Energy Co., Ltd., Huailai Sidahui Data Co., Ltd., Huailai Sidayuan Data Co., Ltd., Huailai Sidage Data Co., Ltd., Huailai Sidake Data Co., Ltd., Huailai Sidarui Data Co., Ltd., Huailai Sidasheng Data Co., Ltd., Huailai Sidaming Data Co., Ltd., Huailai Sidayu Data Co., Ltd., Huailai Sidazhi Data Science and Technology Co., Ltd., Huailai Sidadong Data Co., Ltd., Huailai Sidazheng Data Co., Ltd., Huailai Sidahua Data Co., Ltd., Beijing Zhonghuanyutong Architectural Design Co., Ltd., Huailai Sidaduo Data Co., Ltd., Huailai Sidaxin Data Co., Ltd., Huailai Sidahao Data Co., Ltd., Huailai Sidajun Data Co., Ltd., Huailai Sidaqi Data Co., Ltd. and Huailai Sidashi Data Co., Ltd., all of which are wholly-owned by Hebei Stack Data Technology Investment Co., Ltd.

(5)

The eight subsidiaries are Datong Qinling Information Science and Technology Co., Ltd., Huailai Qinyuan Information Science and Technology Co., Ltd., Huailai Qinrui Information Science and Technology Co., Ltd., Huailai Qinsang Information Science and

Technology Co., Ltd., Huailai Sida Data Science and Technology Co., Ltd., Jiangsu Qintong Data Science and Technology Co., Ltd., Shanghai Qingang Data Science and Technology Co., Ltd. and Zhangjiakou Qinming Information Science and Technology Co., Ltd., all of which are wholly-owned by Hebei Qinshu Information Science and Technology Co., Ltd. to hold or obtain VATS licenses.

(6)

The five subsidiaries are Jiangsu Sidage Data Science and Technology Co., Ltd., Nantong Sidake Data Co., Ltd., Chindata (Jiangsu) Science and Technology Co., Ltd., Nantong Sidajie Information Technology Co., Ltd. and Nantong Sidayun Information Technology Co., Ltd., all of which are wholly-owned by Nantong Stack Data Technology Co., Ltd.

(7)

The sixteen subsidiaries are Datong Sidake Data Co., Ltd., Datong Qinneng New Energy Co., Ltd., Datong Qinxin New Energy Co., Ltd., Chindustry Property Management Service Shanxi Co., Ltd., Chindata (Qingyang) Science and Technology Co., Ltd., Datong Sidage Data Co., Ltd., Datong Sidayun Data Co., Ltd., Datong Sidahao Data Co., Ltd., Datong Sidachen Data Co., Ltd., Datong Sidawen Data Co., Ltd. , Datong Sidayu Data Co., Ltd., Datong Qinhuai Data Co., Ltd., Datong Sidatai Data Co., Ltd., Datong Sidaying Data Co., Ltd., Datong Sidayi Data Co., Ltd. and Datong Sidajing Data Co., Ltd., all of which are wholly-owned by Datong Qinshu Information Technology Co., Ltd.

(8)

The three subsidiaries are Sidake Data Science and Technology (Shanghai) Co., Ltd., Hainan Qinhai Management Consulting Co., Ltd. and Chindata (Shanghai) Data Science and Technology Co., Ltd., all of which are wholly-owned by Sidage Investment (Shanghai) Co., Ltd.

(9)

The thirteen subsidiaries are Zhangjiakou Sinan Data Co., Ltd., Zhangjiakou Siyue Data Co., Ltd., Chindata (Hebei) Co., Ltd., Hebei Qin Shu Equipment Manufacturing Co., Ltd., Zhangjiakou Siheng Data Co., Ltd., Zhangjiakou Sidong Data Co., Ltd., Zhangjiakou Sixu Data Co., Ltd., Langfang Sizhe Data Co., Ltd., Huailai Huizhi Construction Co., Ltd., Beijing Qinchuang Engineering Project Management Co., Ltd., Xinkai Cloud Computing (Tianjin) Co., Ltd., Tianjin Xinxun Data Co., Ltd. and Zhangjiakou Siyun Data Co., Ltd., all of which are wholly-owned by Zhangjiakou Sidake Data Co., Ltd.

(10)	The two subsidiaries are Bridge Data Centres Malaysia III Sdn. Bhd. and Bridge Data Centres Malaysia IV Sdn. Bhd., both of which are wholly-owned by Bridge Data Centres Malaysia Holdings III Sdn. Bhd.
(11)

The remaining 0.16% equity interst of Bridge Data Centres Holdings (Thailand) Ltd. is held by Bridge Data Centres (International) Pte Ltd. and BDC Singpore Holdco Pte. Ltd., both of which are wholly-owned subsidiaries of BC Asia Investments V Limited, as to 0.08% and 0.08%, respectively.

(12)	The remaining 0.02% equity interest of Bridge Data Centres (Thailand) Ltd. is held by BDC Singpore Holdco Pte. Ltd., which is a wholly-owned subsidiary of BC Asia Investments V Limited.

Risks Relating to our VIEs and China Operations

We are subject to risks and uncertainties relating to our VIEs and China operations, including, but not limited to, the following:

•Chindata Group Holdings Limited is a Cayman Islands holding company primarily operating in China through its subsidiaries and contractual arrangements with our VIEs. Investors in the ADSs thus are not purchasing, and may never directly hold, equity interests in our VIEs. There are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to such agreements that establish the VIE structure for the majority of our and our VIEs’ operations in China, including potential future actions by the PRC government, which could affect the enforceability of our contractual arrangements with our VIEs and, consequently, significantly affect the financial condition and results of operations of our Company. If the PRC government finds such agreements non-compliant with relevant PRC laws, regulations, and rules, or if these laws, regulations, and rules or the interpretation thereof change in the future, we could be subject to severe penalties or be forced to relinquish our interests in our VIEs or forfeit our rights under the contractual arrangements;

•The PRC government has significant authority to exert influence on the China operations of an offshore holding company, such as us. Therefore, investors in the ADSs and our and our VIEs’ business face potential uncertainty from the PRC government’s policy. Changes in China’s economic, political or social conditions, or government policies could materially and adversely affect our and our VIEs’ business, financial condition, and results of operations;

•We and our VIEs are subject to extensive and evolving legal development, non-compliance with which, or changes in which, may materially and adversely affect our and our VIEs’ business and prospects, and may result in a material change in our and our VIEs’ operations and/or the value of our ADSs or could significantly limit or completely hinder our and our VIEs’ ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless;

•We face challenges from the evolving regulatory environment regarding cybersecurity, information security, privacy and data protection, and user attitude toward data privacy and protection. Many of these laws and regulations are subject to change and uncertain interpretation, and any actual or alleged failure to comply with data privacy and protection laws and regulations could materially and adversely affect our business and results of operations;

•The PRC government’s oversight over our and our VIEs’ business operations could result in a material adverse change in our and our VIEs’ operations and the value of our ADSs;

•Uncertainties in the PRC legal system and the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us, significantly limit or completely hinder our ability to offer or continue to offer our ADSs, cause significant disruption to our and the consolidated VIEs’ business operations, and severely damage our and the consolidated VIEs’ reputation, which would materially and adversely affect our and the consolidated VIEs’ financial condition and results of operations and cause our ADSs to significantly decline in value or become worthless. In addition, rules and regulations in China can change quickly with little advance notice, therefore, our assertions and beliefs of the risks imposed by the Chinese legal and regulatory system cannot be certain;

•The approval of and filing with the CSRC or other requirements from the CSRC or other PRC government authorities may be required under PRC law in connection with our future financing activities, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing or other administrative procedures; and

•We rely on contractual arrangements with our consolidated VIEs and their shareholders for our operations in China, which may not be as effective as direct ownership in providing operational control, and these contractual arrangements have not been tested in a court of law.

For further details on the regulatory, liquidity, and enforcement risks relating to our corporate structure and the fact that we conduct substantially all of our operations in China, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China.” You should also carefully consider other risks described under “Item 3. Key Information—D. Risk Factors” and other information contained in this annual report on Form 20-F, before you decide whether to purchase the ADSs.”

Cash and Asset Flows through Our Organization

Under PRC laws, Chindata Group Holdings Limited may fund its PRC subsidiaries only through capital contributions or loans. Because Chindata Group Holdings Limited and its PRC subsidiaries control our VIEs through contractual arrangements, they are not able to make direct capital contribution to our VIEs and their subsidiaries. However, they may transfer cash to our VIEs by loans or by making payment to ourVIEs for inter-group transactions. Historically, there was no capital contribution or loan investment from Chindata Group Holdings Limited to our VIEs and their subsidiaries in China.

For the years ended December 31, 2019, 2020 and 2021, Chindata Group Holdings Limited, through its intermediate holding companies, provided capital contribution of RMB313.3 million, RMB26.1 million and nil, respectively, to its subsidiaries. For the years ended December 31, 2019, 2020 and 2021, there were no loans that Chindata Group Holdings Limited provided to our subsidiaries or VIEs.

Under the Contractual Arrangements, our WFOEs or their subsidiaries provide services to the consolidated VIEs and are entitled to receive service fees from the consolidated VIEs in exchange. The Contractual Arrangements provide that our VIEs pay our WFOEs a quarterly service fee at an amount agreed by the parties considering the workload and commercial value of technical services provided to our VIEs. Notwithstanding the foregoing, our WFOEs shall have the right to adjust, at their own discretion and at any time, the pricing standard of the services provided to our VIEs based on the quantity, difficulty, urgency and other factors of the services provided by it to our VIEs, and calculate the service fee payable by our VIEs accordingly. The cash flows between the subsidiaries and our VIEs also include cash paid by the WFOEs and their subsidiaries to some of our VIEs for certain administrative services.

For the years ended December 31, 2019, 2020 and 2021, the amount of service fees that our VIEs paid to the WFOEs and their subsidiaries, net of the cash paid by the WFOEs and their subsidiaries to our VIEs, was RMB254.2 million, RMB1,256.3 million and RMB1,801.8 million, respectively.

For the years ended December 31, 2019, 2020 and 2021, no dividends or distributions were made to Chindata Group Holdings Limited by our subsidiaries. Under PRC laws and regulations, our PRC subsidiaries and VIEs are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Remittance of dividends by a wholly foreign-owned enterprise out of China is also subject to examination by the banks designated by SAFE. The amounts restricted include the registered share capital, capital reserve and surplus reserves of our PRC subsidiaries and the net assets of our VIEs, totaling RMB1,697.1 million, RMB2,594.6 million and RMB3,837.9 million as of December 31, 2019, 2020 and 2021, respectively. If our PRC subsidiaries further declare and distribute profits earned after January 1, 2008 in the future, the dividend payments will be subject to withholding tax, which will increase our tax liability and reduce the amount of cash available to our company. For more information on related risks, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—We may not be able to obtain certain benefits under the relevant tax treaty on dividends paid by our PRC subsidiary to us through our Hong Kong subsidiary.”

For risks relating to the fund flows of our China operations, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of conversion of foreign currencies into Renminbi may delay or prevent us from using the proceeds of our initial public offering to make loans to our WFOEs and VIEs or to make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business

in China—We may rely principally on dividends and other distributions on equity paid by our WFOEs to fund any cash and financing requirements we may have, and any limitation on the ability of our WFOEs to pay dividends to us could have a material adverse effect on our ability to conduct our business.”

In the year ended December 31, 2019, the amount of data center equipments that our WFOEs and their subsidiaries received from our VIEs was RMB257.3 million. In the years ended December 31, 2020 and 2021, no assets other than cash were transferred between Chindata Group Holdings Limited, its subsidiaries and the consolidated VIEs.

Dividends or Distributions on Our ADSs or Class A Ordinary Shares Made to the U.S. Investors and Their Tax Consequences

Chindata Group Holdings Limited has not previously declared or paid cash dividends on our ADSs or Class A ordinary shares and it has no plan to declare or pay any dividends in the foreseeable future on our ADSs or Class A ordinary shares. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.”

In addition, subject to the passive foreign investment company rules discussed in detail under “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company,” the gross amount of any distribution that we make to investors with respect to our ADSs or ordinary shares (including any amounts withheld to reflect withholding taxes) will be taxable as a dividend, to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. For the Cayman Islands, PRC and U.S. federal income tax considerations applicable to an investment in our ADSs or Class A ordinary shares, see “Item 10. Additional Information—E. Taxation.” Furthermore, if we are considered a PRC tax resident enterprise for tax purposes, any dividends we pay to our overseas shareholders may be regarded as China-sourced income and as a result may be subject to PRC withholding tax. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.” For further discussion on PRC and United States federal income tax considerations of an investment in the ADSs, see “Item 10. Additional Information—E. Taxation.”

Restrictions on Foreign Exchange and the Ability to Transfer Cash between Entities, Across Borders and to U.S. Investors

Our cash dividends, if any, will be paid in U.S. dollars. The PRC government imposes controls on the convertibility of Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. The majority of our income is received in Renminbi and shortages in foreign currencies may restrict our ability to pay dividends or other payments, or otherwise satisfy our foreign currency denominated obligations, if any. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from SAFE as long as certain procedural requirements are met. Approval from appropriate government authorities is required if Renminbi is converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may, at its discretion, impose restrictions on access to foreign currencies for current account transactions and if this occurs in the future, we may not be able to pay dividends in foreign currencies to our shareholders.

Under PRC laws and regulations, our WFOEs and VIEs are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Relevant PRC laws and regulations permit the PRC companies to pay dividends only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Additionally, our WFOEs and the consolidated VIEs can only distribute dividends upon approval of the shareholders after they have met the PRC requirements for appropriation to the statutory reserves. Furthermore, cash transfers from our WFOEs to entities outside of China are subject to PRC government control of currency conversion. Shortages in the availability of foreign currency may temporarily delay the ability of our WFOEs and our VIEs to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations.

As a result of these and other restrictions under the PRC laws and regulations, our WFOEs and the consolidated VIEs are restricted to transfer a portion of their net assets to us either in the form of dividends, loans or advances. Even though we currently do not require any such dividends, loans or advances from our WFOEs and the consolidated VIEs for working capital and other funding purposes, we may in the future require additional cash resources from our WFOEs and the consolidated VIEs due to changes in business conditions, to fund future acquisitions and developments, or merely declare and pay dividends to or distributions to our shareholders.

The Holding Foreign Companies Accountable Act

The Holding Foreign Companies Accountable Act, or the HFCAA, was enacted on December 18, 2020. The HFCA Act states that if the Securities and Exchange Commission, or the SEC, determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange. Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, our auditor is not currently inspected by the PCAOB, which may impact our ability to remain listed on a United States or other foreign exchange. The related risks and uncertainties could cause the value of our ADSs to significantly decline. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections,” “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Our ADSs may be delisted and our ADSs and shares prohibited from trading in the over-the-counter market under the Holding Foreign Companies Accountable Act, or the HFCAA, if the PCAOB is unable to inspect or fully investigate auditors located in China. On December 16, 2021, PCAOB issued the HFCAA Determination Report, according to which our auditor is subject to the determinations that the PCAOB is unable to inspect or investigate completely. Under the current law, delisting and prohibition from over-the-counter trading in the U.S. could take place in 2024. If this happens there is no certainty that we will be able to list our ADS or shares on a non-U.S. exchange or that a market for our shares will develop outside of the U.S. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment,” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—The potential enactment of the Accelerating Holding Foreign Companies Accountable Act would decrease the number of non-inspection years from three years to two, thus reducing the time period before our ADSs may be prohibited from over-the-counter trading or delisted. If this bill were enacted, our ADS could be delisted from the exchange and prohibited from over-the-counter trading in the U.S. in 2023.”

Permissions Required from the PRC Authorities for Our Operations

We conduct our business primarily through our subsidiaries, our VIEs and their subsidiaries in China. Our operations in China are governed by PRC laws and regulations. As of the date of this annual report, our PRC subsidiaries, our VIEs and their subsidiaries are required by PRC laws and regulations to obtain permits and approvals from PRC government authorities to operate our business in China, including, among others, project approvals and filings, construction land and project planning approvals, environment protection approvals, energy conservation review opinion, construction commencement permit and land use right certificate, and the value-added telecommunications services licenses. We have obtained the majority of these approvals which are material for the business operations of our Group, including the requisite VATS license held by our VIEs and their subsidiaries, and we are in the process of applying for the rest. However, given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by government authorities, we cannot assure you that we have obtained all the permits or licenses required for conducting our business in China. We may be required to obtain additional licenses, permits, filings or approvals for our businesses in the future. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Failure to comply with laws and regulations applicable to our business could subject us to fines and penalties and could also cause us to lose clients or otherwise harm our business” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—We may fail to obtain, maintain and update licenses and permits necessary to conduct our operations in the PRC, and our business may be materially and adversely affected as a result of any changes in the laws and regulations governing the VATS industry in the PRC.”

Approvals Required from the PRC Authorities for Offering Securities to Foreign Investors

In connection with our previous issuance of securities to foreign investors, under current PRC laws, regulations and regulatory rules, as of the date of this annual report, we, our PRC subsidiaries and our VIEs, (i) have not received any requirement from competent PRC governmental authorities to obtain permissions from the CSRC, (ii) have not received any requirement from competent PRC governmental authorities to go through cybersecurity review by the Cyberspace Administration of China, or the CAC, and (iii) have not received or were denied such requisite permissions by any PRC authority.

However, the PRC government has recently indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. For more details on the recent regulatory developments and the risks to us and our investors relating to our failure to obtain or maintain any approvals that might be required for a future offering of our securities to foreign investors, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—The approval of and filing with the CSRC or other requirements from the CSRC or other PRC government authorities may be required under PRC law in connection with our future financing activities, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing or other administrative procedures.”

Financial Information Related to Our VIEs

The following tables present the condensed consolidating schedules of financial information for Chindata Group Holdings Limited, our subsidiaries, our VIEs and their subsidiaries for the periods and as of the dates presented. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. Our and the consolidated VIEs’ historical results are not necessarily indicative of results expected for future periods. You should read this information together with our consolidated financial statements and the related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report.

Selected Condensed Consolidated Balance Sheets Data

	As of December 31, 2021
	Chindata Group Holdings Limited	Subsidiaries	VIEs and Their Subsidiaries	Eliminating adjustments	Consolidated Totals
	RMB (in thousands)
Assets
Cash and cash equivalents	459,522	3,353,018	577,753	-	4,390,293
Accounts receivable, net	-	72,509	588,518	-	661,027
Other current assets	66,690	1,089,163	140,150	-	1,296,003
Amounts due from Group companies	6,110,715	2,127,650	921,276	(9,159,641)	-
Investment in subsidiaries and VIEs	3,550,034	97,979	-	(3,648,013)	-
Property and equipment, net	-	9,377,723	57,832	(7,964)	9,427,591
Lease right-of-use assets	-	717,795	222,574	-	940,369
Goodwill and intangible assets, net	-	760,886	17,797	-	778,683
Other non-current assets	595	1,177,276	10,114	-	1,187,985
Total assets	10,187,556	18,773,999	2,536,014	(12,815,618)	18,681,951
Accounts payable	-	1,661,039	40,260	-	1,701,299
Accrued expenses and other liabilities	50,321	510,708	38,228	-	599,257
Amounts due to Group companies		7,039,622	2,111,460	(9,151,082)	-
Bank loans	-	5,476,985	-	-	5,476,985
Lease liabilities	-	81,980	224,094	-	306,074
Other non-current liabilities	22,603	452,475	8,626	-	483,704
Total liabilities	72,924	15,222,809	2,422,668	(9,151,082)	8,567,319

	As of December 31, 2020
	Chindata Group Holdings Limited	Subsidiaries	VIEs and Their Subsidiaries	Eliminating adjustments	Consolidated Totals
	RMB (in thousands)
Assets
Cash and cash equivalents	3,514,736	2,939,287	251,589	-	6,705,612
Accounts receivable, net	-	22,773	399,451	-	422,224
Other current assets	-	453,023	9,117	-	462,140
Amounts due from Group companies	3,288,014	1,143,305	529,845	(4,961,164)	-
Investment in subsidiaries and VIEs	3,033,665	95,208	-	(3,128,873)	-
Property and equipment, net	-	6,367,387	64,727	(8,284)	6,423,830
Lease right-of-use assets	-	541,143	239,155	-	780,298
Goodwill and intangible assets, net	-	772,931	20,251	-	793,182
Other non-current assets	-	652,931	19,381	-	672,312
Total assets	9,836,415	12,987,988	1,533,516	(8,098,321)	16,259,598
Accounts payable	-	1,154,336	31,694	-	1,186,030
Accrued expenses and other liabilities	65,388	207,053	32,519	-	304,960
Amounts due to Group companies	-	3,844,700	1,124,418	(4,969,118)	-
Bank loans	-	4,189,033	-	-	4,189,033
Lease liabilities	-	66,969	242,359	-	309,328
Other non-current liabilities	31,559	491,112	8,108	-	530,779
Total liabilities	96,947	9,953,203	1,439,098	(4,969,118)	6,520,130

Selected Condensed Consolidated Statements of Operations Data

	For the year ended December 31, 2021
	Chindata Group Holdings Limited	Subsidiaries	VIEs and Their Subsidiaries	Eliminating adjustments	Consolidated Totals
	RMB
	(in thousands)
Third-party revenue	-	196,272	2,656,005	-	2,852,277
Inter-company revenue	-	2,474,284	136,580	(2,610,864)	-
Total costs and expenses	(20,135)	(1,954,064)	(2,797,639)	2,594,706	(2,177,132)
Share of income (loss) of subsidiaries and the VIEs	318,481	(13,216)	-	(305,265)	-
Others, net	18,074	(242,133)	19,750	-	(204,309)
Income before income taxes	316,420	461,143	14,696	(321,423)	470,836
Income tax expense	-	(142,662)	(11,754)	-	(154,416)
Net income	316,420	318,481	2,942	(321,423)	316,420

	For the year ended December 31, 2020
	Chindata Group Holdings Limited	Subsidiaries	VIEs and Their Subsidiaries	Eliminating adjustments	Consolidated Totals
	RMB
	(in thousands)
Third-party revenue	-	124,991	1,706,086	-	1,831,077
Inter-company revenue	-	1,494,586	78,749	(1,573,335)	-
Total costs and expenses	(53,945)	(1,459,339)	(1,866,070)	1,576,505	(1,802,849)
Share of losses of subsidiaries and the VIEs	(232,287)	(49,601)	-	281,888	-
Others, net	2,887	(264,879)	17,758	-	(244,234)
Loss before income taxes	(283,345)	(154,242)	(63,477)	285,058	(216,006)
Income tax expense	-	(78,045)	10,706	-	(67,339)
Net loss	(283,345)	(232,287)	(52,771)	285,058	(283,345)

	For the year ended December 31, 2019
	Chindata Group Holdings Limited	Subsidiaries	VIEs and Their Subsidiaries	Eliminating adjustments	Consolidated Totals
	RMB
	(in thousands)
Third-party revenue	-	140,895	712,115	-	853,010
Inter-company revenue	-	551,251	32,622	(583,873)	-
Total costs and expenses	(33,523)	(675,930)	(794,397)	588,786	(915,064)
Share of losses of subsidiaries and the VIEs	(140,967)	(38,998)	-	179,965	-
Others, net	47	(113,517)	48,021	(43,940)	(109,389)
Loss before income taxes	(174,443)	(136,299)	(1,639)	140,938	(171,443)
Income tax expense	-	74	1,668	-	1,742
Net loss	(174,443)	(136,225)	29	140,938	(169,701)

Selected Condensed Consolidated Cash Flows Data

	For the year ended December 31, 2021
	Chindata Group Holdings Limited	Subsidiaries	VIEs and Their Subsidiaries	Eliminating adjustments	Consolidated Totals
	RMB
	(in thousands)
Net cash (used in) generated from operating activities	(6,049)	610,878	460,676	-	1,065,505
Net cash used in investing activities	(2,887,209)	(3,755,022)	(133,441)	2,822,701	(3,952,971)
Net cash (used in) generated from financing activities	(4,285)	4,121,118	(1,071)	(2,822,701)	1,293,061

	For the year ended December 31, 2020
	Chindata Group Holdings Limited	Subsidiaries	VIEs and Their Subsidiaries	Eliminating adjustments	Consolidated Totals
	RMB
	(in thousands)
Net cash (used in) generated from operating activities	(22,553)	502,465	184,998	-	664,910
Net cash used in investing activities	(2,893,144)	(2,757,154)	(12,115)	2,893,144	(2,769,269)
Net cash generated from financing activities	6,683,039	4,398,907	-	(2,893,144)	8,188,802

	For the year ended December 31, 2019
	Chindata Group Holdings Limited	Subsidiaries	VIEs and Their Subsidiaries	Eliminating adjustments	Consolidated Totals
	RMB
	(in thousands)
Net cash (used in) generated from operating activities	(26,093)	(27,208)	93,468	-	40,167
Net cash used in investing activities	(601,174)	(3,505,877)	(14,762)	601,174	(3,520,639)
Net cash generated from financing activities	637,792	4,419,710	-	(601,174)	4,456,328

A.	[Reserved]

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Summary of Risk Factors

Investing in our ADSs involves significant risks. You should carefully consider the risks described below, as well as the other information included or incorporated by reference in this annual report, before making an investment decision. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. The market or trading price of our ADSs could decline due to any of these risks, and you may lose all or part of your investment. In addition, the risks discussed below also include forward-looking statements and our actual results may differ substantially from those discussed in these forward-looking statements. Please note that additional risks not presently known to us, that we currently deem immaterial or that we have not anticipated may also impair our business and operations. The following list summarizes some, but not all, of these risks.

Risks Relating to Our Business and Industry

•We may not be able to effectively manage our growth of our business as we expand our operations, which could negatively impact our business and financial performance.

•Development of data centers is capital intensive. We may not be able to generate sufficient capital or obtain additional capital to meet our future capital needs, on favorable terms or at all, which may lead to significant disruption to our business expansion and adversely affect our financial position.

•The market in which we participate is competitive. Failure to compete effectively may result in loss of our market share and a decrease in our revenues and profitability.

•Our revenues are highly dependent on a limited number of major clients, and the loss of any such client or any other significant client, or the inability of any such client or any other significant client to make payments to us as due, could have a material adverse effect on our business, results of operations and financial condition.

Risks Relating to our Corporate Structure

•Chindata Group Holdings Limited is a Cayman Islands holding company primarily operating in China through its subsidiaries and contractual arrangements with our VIEs. Investors in the ADSs thus are not purchasing, and may never directly hold, equity interests in our VIEs. There are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to such agreements that establish the VIE structure for the majority of our and our VIEs’ operations in China, including potential future actions by the PRC government, which could affect the enforceability of our contractual arrangements with our VIEs and, consequently, significantly affect the financial condition and results of operations of our Company. If the PRC government finds such agreements non-compliant with relevant PRC laws, regulations, and rules, or if these laws, regulations, and rules or the interpretation thereof change in the future, we could be subject to severe penalties or be forced to relinquish our interests in our VIEs or forfeit our rights under the contractual arrangements.

•The PRC government has significant authority to exert influence on the China operations of an offshore holding company, such as us. Therefore, investors in the ADSs and our and our VIEs’ business face potential uncertainty from the PRC government’s policy. Changes in China’s economic, political or social conditions, or government policies could materially and adversely affect our and our VIEs’ business, financial condition, and results of operations.

•We and our VIEs are subject to extensive and evolving legal development, non-compliance with which, or changes in which, may materially and adversely affect our and our VIEs’ business and prospects, and may result in a material change in our and our VIEs’ operations and/or the value of our ADSs or could significantly limit or completely hinder our and our VIEs’ ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless.

•We face challenges from the evolving regulatory environment regarding cybersecurity, information security, privacy and data protection, and user attitude toward data privacy and protection. Many of these laws and regulations are subject to change and uncertain interpretation, and any actual or alleged failure to comply with data privacy and protection laws and regulations could materially and adversely affect our business and results of operations.

•The PRC government’s oversight over our and our VIEs’ business operations could result in a material adverse change in our and our VIEs’ operations and the value of our ADSs.

Risks Relating to Doing Business in China

•We may fail to obtain, maintain and update licenses and permits necessary to conduct our operations in the PRC, and our business may be materially and adversely affected as a result of any changes in the laws and regulations governing the VATS industry in the PRC.

•We may rely principally on dividends and other distributions on equity paid by our WFOEs to fund any cash and financing requirements we may have, and any limitation on the ability of our WFOEs to pay dividends to us could have a material adverse effect on our ability to conduct our business.

•Adverse changes in China’s economic, political and social conditions, as well as laws and government policies, may materially and adversely affect our business, financial condition, results of operations and growth prospects.

•Uncertainties in the PRC legal system and the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us, significantly limit or completely hinder our ability to offer or continue to offer our ADSs, cause significant disruption to our and the consolidated VIEs’ business operations, and severely damage our and the consolidated VIEs’ reputation, which would materially and adversely affect our and the consolidated VIEs’ financial condition and results of operations and cause our ADSs to significantly decline in value or become worthless. In addition, rules and regulations in China can change quickly with little advance notice, therefore, our assertions and beliefs of the risks imposed by the Chinese legal and regulatory system cannot be certain.

•The approval of and filing with the CSRC or other requirements from the CSRC or other PRC government authorities may be required under PRC law in connection with our furture financing activities, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing or other administrative procedures.

Risks Relating to Our ADSs

•The trading price of our ADSs may be volatile, which could result in substantial losses to investors.

•If securities or industry analysts do not publish or publish inaccurate or unfavorable research about our business, or if they adversely change their recommendations regarding our ADSs, the market price for our ADSs and trading volume could decline.

•Our dual-class structure with voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and the ADSs may view as beneficial.

For further details on the regulatory, liquidity, and enforcement risks relating to our corporate structure and the fact that we conduct substantially all of our operations in China, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China.” You should also carefully consider other risks described under “Item 3. Key Information—D. Risk Factors” and other information contained in this annual report on Form 20-F, before you decide whether to purchase the ADSs.

Risks Relating to Our Business and Industry

We may not be able to effectively manage our growth of our business as we expand our operations, which could negatively impact our business and financial performance.

We have experienced significant growth in recent years. Our revenues grew from RMB1,831.1 million in 2020 to RMB2,852.3 million (US$447.6 million) in 2021. We derive revenues primarily from our data center colocation services and, to a lesser extent, data center colocation rental. We plan to further increase our service capacities through increasing the number and size of the data center campuses and facilities that we operate, and thus will be required to commit a substantial amount of operating and financial resources. If we are not able to generate sufficient operating cash flows or obtain third-party financing, our ability to fund our expansion plans may be limited. See “— Development of data centers is capital intensive. We may not be able to generate sufficient capital or obtain additional capital to meet our future capital needs, on favorable terms or at all, which may lead to significant disruption to our business expansion and adversely affect our financial position.”

Our rapid growth has placed, and will continue to place, significant demands on our management and our administrative, operational and financial systems. Continued expansion exposes us to additional challenges, including:

•	identifying and obtaining suitable land resources to build new data centers;
•

delays and cost overruns as a result of a number of factors, many of which are beyond our control, including delays in regulatory approvals, construction, power grid connection, network connectivity and Covid-19;

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

We compete with a wide range of data center solution providers in the markets we participate. Some of our current and future competitors may have advantages over us, including greater name recognition, longer operating histories, pre-existing relationships with current or potential clients, significantly greater financial, marketing and other resources and more ready access to capital, all of which allow them to offer competitive prices and respond more quickly to new or changing opportunities. Many of these competitors own properties similar to ours in the same markets in which our properties are located, or in markets where the cost to operate a data center is less than the costs to operate our data centers. Many of our competitors and new entrants to the data center market are developing additional data center space in the markets that we serve. Furthermore, as the industry we compete in is subject to rapid and significant changes in technology and is characterized by the continuous introduction of new products and services, our clients expect and propose higher requirements and standard on the technology of our products and services. Our clients’ enhanced demand on technological advances could make it difficult to predict the extent of the future competition we may face and render current technologies we use less profitable or even obsolete, and we may not be successful in responding in a timely and cost-effective way to keep up with technological advances and emerging industry standards.

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

We have in the past derived, and believe that we will continue to derive, a significant portion of our revenues from a limited number of clients. Revenues from ByteDance accounted for 68.2%, 81.7% and 83.2% of our total revenues in 2019, 2020 and 2021. As a hyperscale data center solution provider, we expect our revenues will continue to be highly dependent on a limited number of clients who account for a large percentage of our contractually committed capacity. Moreover, for several of our data centers, a limited number of clients accounted for substantial majority of our contractually committed capacity. If one or more of our significant clients fail to make payments to us or does not honor their contractual commitments, our revenues and results of operations would be materially and adversely affected. In addition, the contracts we enter into with our significant clients typically provide that they have early termination options, subject to payment of specified early termination fees that equal to a substantial amount of the total services fees. The amount of such early termination fee depends on the length of the duration of the contract that has expired, and is usually less than the revenues we would expect to receive under a given contract. If any of our significant clients exercises any applicable early termination options or we are unable to renew our existing contracts with them on similar terms or at all, and we are unable to find new clients to utilize the space to be vacated in a timely manner or at the same fee levels, our results of operations will be adversely affected. As of the date of this annual report, none of our clients have exercised their early termination options which we believe would have a material adverse effect on our business, results of operations and financial condition. However, we cannot provide any assurance that they will not do so in the future.

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

We generate significant revenues from a small number of hyperscale data center campuses located in close proximity to each other and a significant disruption to any single location could materially and adversely affect our operations. Our data centers typically surround metropolitan areas such as Beijing, Shanghai, Shenzhen, Kuala Lumpur, Mumbai and Bangkok are in proximity to the corporate headquarters of our clients. The occurrence of a catastrophic event, or a prolonged disruption in any of these regions, could materially and adversely affect our operations.

We are in the process of expanding our operations into new geographies in the Asia-Pacific emerging markets, which exposes us to significant additional regulatory, economic and political risks due to our unfamiliarity with those areas, the failure to handle which may adversely affect our business, results of operations and financial condition.

We currently operate in China, Malaysia, India and Thailand, and plan to expand our data center development and operations into new geographies in the Asia-Pacific emerging markets. As a part of this expansion strategy, we may develop and operate data centers in markets in which we have little or no operating experience, and thus will be exposed to significant additional regulatory, economic and political risks. Our ability to successfully enter new markets will depend on, among other things, our ability to identify and acquire land suitable for development, our ability to develop new data centers on our anticipated time-line and at the expected costs, and our ability to secure new client commitments. Our new markets may have different competitive conditions, and may subject us to operating considerations that are different from those we have experienced in our existing markets, which, in turn, may adversely affect our ability to develop and operate data centers in these new markets.

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

We are subject to a variety of national, regional and local laws and regulations in the markets where we do business, currently, China, Malaysia, India and Thailand, some of which may conflict with each other and all of which are subject to change. These laws and regulations include telecommunication regulations, tax laws and regulations, environmental regulations, labor laws and other government requirements, approvals, permits and licenses. Any new regulations or policies pertaining to our business may result in significant additional expenses to us and clients, which could cause a significant reduction in demand for data center services. Changes in applicable laws or regulations, or in the interpretations of these laws and regulations, could result in increased compliance costs or the need for additional capital expenditures. If we fail to comply with these requirements, we could also be subject to civil or criminal liability and the imposition of fines.

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

Furthermore, the measures taken by the Chinese, Malaysian and Indian governments to contain the spread of COVID-19 in 2021 affected the construction and development of our new projects. See “—The outbreak of COVID-19 could disrupt our operations and construction projects and adversely affect our results of operations” for more information about the impact of the COVID-19 outbreak on us.

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

An outbreak of COVID-19, a respiratory illness caused by a novel coronavirus, occurred in China and worldwide in 2020. In early February 2020, the World Health Organization declared the outbreak a Public Health Emergency of International Concern. While initially the outbreak was largely concentrated in China, it has now spread to a growing number of other international locations and infections have been reported globally. In an effort to limit the spread of the disease, many countries including China, Malaysia and India, have taken various emergency measures to combat the spread of the virus, including travel restrictions, voluntary and mandatory cessations of business operations, mandatory quarantines, work-from-home and other alternative working arrangements, limitations on social and public gatherings and lockdowns of cities or regions. These measures affected the construction and development of our new projects and obtaining certain regulatory approvals. Any prolonged deviations from normal daily operations could negatively impact our business. Due to the widespread nature and severity of COVID-19 as well as the measures taken to limit its spread, the Chinese economy was adversely impacted in the first quarter of 2020 and beyond.

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

Our clients are primarily technology companies in the Internet, cloud, software and other technology-based industries. Our clients, some of whom have experienced rapid changes in their business, substantial price competition and pressures on their profitability, may request price reductions or decrease their demand for space in our data centers, which could harm our financial performance. Furthermore, a decline in the technology industry or the demand for cloud-based services, or the desire of any of these companies to outsource their data center needs, could lead to a decrease in the demand for space in our data centers, which would have an adverse effect on our business and financial condition. We also are susceptible to adverse developments in the industries in which our clients operate, such as decreases in demand for their products or services, business layoffs or downsizing, industry slowdowns, relocations of businesses, costs of complying with government regulations or increased regulation and other factors. In particular, the Internet and cloud service industries, in which our clients mainly operate, have in the past experienced and may in the future experience overall slowdowns in industrial growth, which could negatively affect our client’s demand and orders on our products and services, and harm on our business, reputation and our ability to acquire, retain and serve our clients. If our clients’ industries as a whole experience a sustained slowdown in growth, our business and results of operations may continue to be adversely affected. We also may be materially adversely affected by any downturns in the market for data centers due to, among other things, oversupply of or reduced demand for space or a slowdown in the technology industry. Also, a lack of demand for data center space by enterprise clients could have a material adverse effect on our business, results of operations and financial condition. If any of these events happen, we may lose clients or have difficulties in selling our services, which would materially and adversely affect our business and results of operations.

Limited availability of power and power outages may adversely affect our results of operation.

We are a large consumer of power and costs of power account for a significant portion of our cost of revenues. We require power supply to provide many services we offer, such as powering and cooling our clients’ servers and network equipment and operating critical data center plant and equipment infrastructure. We are subject to risks associated with obtaining access to a sufficient amount of power from local utilities and constraints on the amount of electricity that a particular locality’s power grid is capable of providing at any given time and we may incur additional cost to secure sufficient power supply.

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

If we do not succeed in attracting new clients for our services, growing revenues from existing clients, meeting our clients’ expectation or complying with our undertaking to our business partners, our business and results of operation may be adversely affected.

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

In addition, as our client base grows and diversifies into other industries, we may be unable to provide services that cater to their changing needs, which could result in client dissatisfaction, decreased overall demand for our services and loss of expected revenues. Moreover, our inability to meet our clients’ expectations may damage our reputation and could consequently limit our ability to retain existing clients and attract new clients, which would adversely affect our ability to generate revenues and negatively impact our results of operations. Furthermore, we have made some commercial undertakings to our business partners in various respects, such as our undertaking in relation to earning ratio in some projects. If we are unable to comply with such undertakings, we would be required to make up for the earnings, which could adversely affect our ability to generate revenues and negatively impact our results of operations.

Increasing focus with respect to environmental, social and governance matters in our industry may impose additional costs on us or expose us to additional risks. Failure to adapt to or comply with the evolving expectations and standards on environmental, social and governance matters from our clients, business partners and the PRC government may result in loss of our competitive advantage and adversely affect our business, financial condition and results of operation.

Companies across all industries are facing increasing scrutiny from stakeholders related to their environmental, social, and governance, or ESG, practices. Investor advocacy groups, certain institutional investors, investment funds, and other influential investors are also increasingly focused on ESG practices and in recent years have placed increasing importance on the implications and social cost of their investments. Regardless of the industry, increased focus from investors and the PRC government on ESG and similar matters may hinder access to capital, as investors may decide to reallocate capital or to not commit capital as a result of their assessment of a company’s ESG practices. Any ESG concern or issue could increase our regulatory compliance costs. If we do not adapt to or comply with the evolving expectations and standards on ESG matters from investors and the PRC government or are perceived to have not responded appropriately to the growing concern for ESG issues, regardless of whether there is a legal requirement to do so, we may suffer from reputational damage and the business, financial condition, and the price of our ADSs could be materially and adversely effected.

In particular, the industry in which we operate and the PRC regulatory authorities have increasingly focused on data centers’ power usage effectiveness, or PUE, and have adopted more stringent standards in such areas. In January 2019, the Ministry of Industry and Information Technology, or the MIIT, and other regulatory authorities published the Guidance on Promotion of Green Data Center and encourage data centers to adhere to certain average levels of energy conservation and aim to reach several goals including, among others, maintaining the PUE of newly constructed large and extra-large data centers at or below 1.4 from the year 2022 onward. In July 2021, the MIIT further promulgated the Three-Year Action Plan for the Development of New-type Data Centers (2021- 2023), which provides that the PUE of the newly-built large-scale or larger data center shall be reduced to 1.3 below and the PUE of the newly-built data center in cold and frigid regions shall be reduced to 1.25 below. In November 2021, the MIIT promulgated the Notice on Issuing the Development Plan of Information and Communication Industry for the “14th Five-Year” Period, which provides that the PUE of new large and extra-large data centers are targeted to drop below 1.3 by 2025. Meanwhile, some local governmental authorities also issued regulations and relevant implementation rules in order to control the construction and expansion of data centers. These government policies and restrictions on the construction of new data centers or the expansion of existing data centers may limit our ability to develop or fully utilize the capacity of our data centers. In addition, our clients’ average amount of power utilized per server is increasing recently, which in turn increases power consumption required to cool the data center facilities. Increased focus with respect to environment matters and PUE may impose additional costs on us or expose us to additional risks. Failure to adapt to or comply with the evolving expectations and standards on environmental matters, in particular the PUE, from our clients, business partners and the PRC government may result in loss of our competitive advantage and adversely affect our business, financial condition and results of operation.

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

Construction projects are subject to broad and strict government supervision and approval procedures in China. Under PRC laws, construction projects must receive regulatory approval from various governmental authorities prior to construction, including but not limited to project approvals and filings, construction land and project planning approvals, environment protection approvals, energy conservation review opinion, construction commencement permit and land use right certificate. In addition, construction projects need to go through inspection and acceptance procedures with local construction authorities and receive relevant approvals after the completion of a project. Failure to obtain all necessary approvals and permits for a construction project in a timely manner may subject us to fines, suspension of construction or being prohibited from using such construction, rectification within a time limit, or being required to vacate from the relevant constructions. Any of the foregoing could have a material adverse impact on our business operation and financial conditions. In addition, we may not be able to obtain property ownership certificates for our own real estates if we have not obtained all requisite approvals and permits, which may adversely affect our rights as the property owner of such real estates.

While we have endeavored to comply with the relevant laws and regulations in the development and operation of our data centers, we cannot assure you that we have complied with, or will comply with the requirements of all relevant laws and regulations, including obtaining of all construction related approvals, certificates or permits required for the development and operation of our data centers. According to the relevant PRC laws and regulations, where a fixed-asset project is constructed or put into use without undergoing the required energy conservation review procedure or failing to pass such review, the competent governmental authority may order the violator to suspend the construction in progress or stop using such construction, and reconstruct within a prescribed time limit. If a construction project cannot be reconstructed as required, the competent governmental authority may order to close such projects, and investigate the liabilities of relevant persons. In addition, local governmental authorities may further strengthen investigation and supervision of data centers without passing the energy conservation review from time to time. See “Item 4. Information on the Company—B. Business Overview—Regulations—PRC Regulations—Regulations on Land Use Rights and Construction Project—Regulations on Construction Project.” We have been actively taking necessary steps to obtain all the requisite approvals and permits, and to complete the required inspection and acceptance procedures for our construction projects but may experience delay, especially taking into account the COVID-19 outbreak which has slowed down regulatory approvals as the governmental authorities may need to turn their attention to more urgent needs. See “—Delays in the construction of new data centers or the expansion of existing data centers could involve significant risks to our business” and “—The outbreak of COVID-19 could disrupt our operations and construction projects and adversely affect our results of operations” for further details.

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

In addition, any dispute or claim in relation to the titles of the properties that we occupy, including any litigation involving allegations of illegal or unauthorized use of these properties, could require us to relocate our business operations occupying these properties. If any of our leases are terminated or voided as a result of challenges from third parties or the government or if the lease is otherwise not renewed by our landlords upon expiration, we would need to seek alternative premises and incur relocation costs. We cannot assure you that we will be able to relocate such operations to suitable alternative premises, and any such relocation may result in disruption to our business operations and thereby result in loss of earnings. We may also need to incur additional costs for the relocation of our operation. There is also no assurance that we will be able to effectively mitigate the possible adverse effects that may be caused by such disruption, loss or costs. Any of such disruption, loss or costs could materially and adversely affect our financial condition and results of operations.

Global economic conditions or any adverse developments in the economic, political or regulatory environment of any of the markets in which our operating properties are located or are being constructed, including China, Malaysia, India and Thailand, may materially adversely affect our business and operating results.

Currently our data center facilities in service are located in China, Malaysia and Thailand and we have new data center facilities under construction in China, Malaysia and India. Consequently, we may be exposed to greater economic risks as our business presence becomes more geographically diverse. Also, we may be susceptible to adverse developments in the economic, political and regulatory environment in any of these markets, including, but not limited to, business layoffs or downsizing, industry slowdowns, relocations of businesses, increases in taxes and costs of complying with existing or increased governmental regulation. For example, we derive a substantial portion of our revenues from our operations in China. Accordingly, our financial results have been, and are expected to continue to be, affected by the economy and the data center industry in China. While the economy in China has grown significantly over the past decades, growth has been uneven, both geographically and among various sectors of the economy, and the rate of growth has been slowing down. In addition, the United States and China have recently been involved in controversy over trade barriers in China that threatened a trade war between the countries and have implemented or proposed to implement tariffs on certain imported products. Sustained tension between the United States and China over trade policies could significantly undermine the stability of the global and Chinese economy. There have been concerns over unrest and terrorist threats in the Middle East, Europe and Africa. Recently, the Russia-Ukraine war has caused, and continues to intensify, significant geopolitical tensions in Europe and across the global. The resulting sanctions are expected to have significant impacts on the economic conditions of the targeted countries and markets. There have also been concerns on the relationship between China and other countries, including the surrounding Asian countries, which may potentially have economic effects. Any adverse developments in the economy or data center industry in general, or any decrease in demand for data center space resulting from adverse developments in the regulatory or business environment in China, Malaysia, India and globally could materially adversely impact our business, results of operations and financial condition.

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

The markets for the data centers we own and operate, as well as certain of the industries in which our clients operate, are characterized by rapidly changing technologies, evolving industry standards. As a result, the infrastructure at our data centers may become obsolete or unmarketable due to demand for new processes and technologies, including, new processes to deliver power to, or eliminate heat from, computer systems and new technology that permits higher levels of critical load and heat removal than our data centers are currently designed to provide. In addition, the systems that connect our data centers to the Internet and other external networks may become outdated, including with respect to latency, reliability and diversity of connectivity. Against such backdrop of increasing competition on technology advances, our clients expect and propose higher requirements and standard on the technology of our products and services. For example, our clients continuously demand a lower PUE, enhance their requirements on our other technology and design, and expect us to be innovative and keep up with the technology developments. When clients demand new processes or technologies, we may not be able to upgrade our data centers on a cost-effective basis, or at all, due to, among other things, increased expenses to us that cannot be passed on to clients or insufficient revenues to fund the necessary capital expenditures. The obsolescence of our power and cooling systems and/or our inability to upgrade our data centers, including associated connectivity, could reduce revenues at our data centers and could have a material adverse effect on us. To be successful, we must adapt to our rapidly changing market by continually improving the performance, features and reliability of our services and modifying our business strategies accordingly, which could cause us to incur substantial costs. We may not be able to adapt to changing technologies in a timely and cost-effective manner, if at all, which would adversely impact our ability to sustain and grow our business. If we are unable to purchase the hardware or obtain a license for the software that our services depend on, our business could be significantly and adversely affected.

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

Our industry for hyperscale data centers is characterized by a relatively long selling, construction and implementation cycle, which typically ranges from 15 to 24 months and requires significant investment of capital, human resources and time. Constructing, developing and operating our data centers require significant capital expenditures. A client’s decision to utilize our colocation services or our other services typically involves time-consuming contract negotiations regarding the service level commitments and other terms, and substantial due diligence on the part of the client regarding the adequacy of our infrastructure and attractiveness of our resources and services. Our efforts in pursuing a particular sale or client may not be successful, and we may not always have sufficient capital on hand to satisfy our working capital needs. If our efforts in pursuing sales and clients are unsuccessful, or our cash on hand is insufficient to cover our working capital needs over the course of our long selling cycle, our financial condition could be negatively affected.

Our indebtedness could adversely affect our ability to raise additional capital to fund our operations and expose us to interest rate risk to the extent of our variable rate debt.

As of December 31, 2021, we had total consolidated indebtedness of RMB5.5 billion (US$869.2 million), including short-term and long-term banks loans, and finance lease obligations. Our indebtedness could, among other consequences:

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

The contract commitments of our clients are subject to reduction and potential cancellation and we may be unable to achieve high contract retention rates.

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

We seek to retain client contracts when those contracts are disrupted by early termination. We endeavor to provide high levels of client service, support, and satisfaction to maintain long-term relationships and to secure high rates of contract retentions for our services.

Nevertheless, we cannot assure you that we will be able to retain service agreements with our existing clients or re-commit space relating to expired service agreements to new clients if our current clients do not maintain and perform their existing contracts. In the event of early termination of our contracts and if we are unable to secure contractual commitments from other sources in a timely manner, our results of operations will be adversely impacted.

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

Our registered or unregistered trademarks or trade names may be challenged, infringed or determined to be infringing on other marks, and we may not be able to protect our rights to these trademarks and trade names. For example, we historically used and 秦淮数据, and currently use in China. We have filed applications for registering in China in several categories that cover our scope of business. As of December 31, 2021, we received one rejection of our material trademark registration application in one of the categories. We are in the process of reapplying for trademark registration in such category. However, there is no assurance that we can eventually succeed in obtaining approval for the reapplication. As to the trade name and trademark that we used historically, our application to register 秦淮数据 was rejected by the relevant trademark authority due to the inclusion of a place name in China. Our application to register in one certain category was rejected by the relevant trademark authority due to similarity with certain registered trademarks. Although we can reapply at any time, we cannot assure you that such trademarks will be successfully registered in all relevant categories. A third party may adopt similar trade names or trademarks, thereby impeding our ability to build brand identity and possibly leading to market confusion. As of the date of this annual report, we had not encountered any legal claims brought by third parties relating to infringement or violation of any intellectual property rights which may have a material adverse effect on us. However, there can be no assurance that third parties holding rights to similar trade names or trademarks would not take actions against us alleging infringement of such rights or otherwise assert their rights. On the other hand, we cannot assure you that we will succeed in bringing trademark infringement claims against third parties, especially in the case where we have not successfully registered such trademarks or have not registered in the relevant category.

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

Significant impairment of our long-lived assets could materially impact our financial position and results of our operations

We have recorded a significant amount of long-lived assets, primarily including our property and equipment. We evaluate our long-lived assets for impairment whenever events or changes in circumstances, such as a significant adverse change to market conditions that will impact the future use of the assets, indicate that the carrying amount of an asset may not be fully recoverable. If the total of the expected undiscounted future cash flows is less than the carrying amount of the assets, an impairment loss is recognized for the difference between the fair value and carrying value of the assets. The application of long-lived asset impairment test requires significant management judgment. If our estimates and judgments are inaccurate, the fair value determined could be inaccurate and the impairment may not be adequate, and we may need to record additional impairments in the future. We recorded nil in impairment of our long-lived assets in 2020 and 2021. However, we may record impairments on long-lived assets in the future. Any impairment charge would materially adversely affect our business, financial condition and results of operations.

We have granted and may continue to grant share options and other forms of share-based incentive awards in the future, which may result in increased share-based compensation expenses.

We adopted share incentive plans for the purpose of granting share-based compensation awards to our employees and management team members to incentivize their performance and align their interests with ours. For further detailed information, please refer to “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans.” For the year ended December 31, 2020, we recorded share-based compensation expenses of RMB370.0 million (including a one-time share-based compensation expense of RMB54.6 million for certain share awards vested upon the listing of our ADSs on Nasdaq on September 30, 2020) and RMB20.1 million of which was capitalized in Construction in Progress. For the year ended December 31, 2021, we recorded share-based compensation expenses of RMB120.7 million (US$18.9 million) and capitalized share-based compensation cost was immaterial. We believe the granting of share-based compensation is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based compensation to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

We may experience impairment of goodwill in connection with our acquisition of entities or other assets.

We are required to perform an annual goodwill impairment test. As of December 31, 2021, we carried RMB472.9 million (US$74.2 million) of goodwill on our balance sheet. However, goodwill can become impaired. We test goodwill for impairment annually or more frequently if events or changes in circumstances indicate possible impairment, but the fair value estimates involved require a significant amount of difficult judgment and assumptions. We may not achieve the anticipated benefits of the acquisitions, which may result in the need to recognize impairment of some or all of the goodwill we recorded.

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

In August 2020, former U.S. President Donald J. Trump issued two executive orders concerning ByteDance, our largest client in terms of revenue contribution in 2019, 2020 and 2021, accounting for 68.2%, 81.7% and 83.2% of our total revenues, respectively. The executive order dated August 6, 2020 prohibits certain unspecified transactions by any person subject to U.S. jurisdiction, or with respect to any property subject to U.S. jurisdiction, with ByteDance Ltd. or its subsidiaries, while the executive order dated August 14, 2020 enjoins ByteDance Ltd. to divest all interest and rights in any tangible or intangible assets or property used to enable or support the U.S. operations of the TikTok application and any data obtained or derived from the TikTok application in the United States and prohibits its ownership of Musical.ly in the United States.

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

On June 9, 2021, President Joe Biden issued an executive order to revoke the August 6 executive orders that targeted TikTok as well as other Chinese applications. The June 9 executive order directs the Commerce Department to review the risks of apps and their impact on U.S. users’ privacy. On June 23, 2021, the U.S. Department of Commerce formally withdrew a list of prohibited transactions with ByteDance-owned TikTok issued in September 2020 that sought to bar downloads of the apps. On July 12, 2021, the Justice Department asked two federal appeals courts to dismiss the Justice Department’s legal challenges to court rulings that barred a Trump-era effort to ban new downloads of TikTok.

As of the date of this annual report, there is no public information indicating that the possible transaction with Oracle and Walmart which would acquire a 20% interest in a newly formed TikTok Global has been finalized, and it remains to be seen whether the U.S. Government formally will approve this or any similar transaction; and whether Biden Administration will seek to implement the August 14 executive order, or seek to modify the U.S. Government’s approach regarding ByteDance and TikTok. If the executive orders are implemented and the proposed transaction with Oracle and Walmart is completed in the future, it could have a negative impact on ByteDance’s business prospects.

Although all of our business with ByteDance is currently based in China and for its operations in China only, there is no assurance that we would not be treated as a person or entity subject to U.S. jurisdiction for purposes of such restrictions, or that we would not be prohibited from entering into any transaction with ByteDance pursuant to the executive order or future restrictions that may be issued by the U.S. Department of Commerce or other U.S. regulators. Should we cancel substantial projects or otherwise significantly reduce our volume of business with ByteDance as a result of the executive orders, our revenues and profitability would be materially reduced and our business and results of operations would be seriously harmed.

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

Foreign investment in Indian securities or capital of a limited liability partnership is subject to rules, regulations and policies framed by Indian regulatory authorities (namely, the Government of India and the Reserve Bank of India). In terms of Press Note 3 of 2020, dated April 17, 2020, issued by the Department for Promotion of Industry and Internal Trade, Government of India, all investments under the foreign direct investment route by entities of a country which shares land border with India or where the beneficial owner of an investment into India is situated in or is a citizen of any such country will require prior approval of the Government of India. Further, in the event of transfer of ownership of any existing or future foreign direct investment in an entity in India, directly or indirectly, resulting in the beneficial ownership falling within the aforesaid restriction/purview, such subsequent change in the beneficial ownership will also require approval of the Government of India. Furthermore, on April 22, 2020, the Ministry of Finance, Government of India has also made similar amendment to the Foreign Exchange Management (Non-debt Instruments) Rules, 2019. Furthermore, on December 8, 2020, the Ministry of Finance, Government of India, by way of another amendment to the Foreign Exchange Management (Non-debt Instruments) Rules, 2019, clarified that a multilateral bank or fund of which India is a member will not be treated as an entity of a particular country nor will any country be treated as the beneficial owner of the investments of such bank or fund in India. While the term “beneficial owner” is defined under the Prevention of Money-Laundering (Maintenance of Records) Rules, 2005, the General Financial Rules, 2017 and the Master Direction – Know Your Customer (KYC) Directions, 2016 issued by the Reserve Bank of India, and the term “significant beneficial owner” is defined under the Companies (Significant Beneficial Owners) Rules, 2018, neither the Consolidated FDI Policy, 2020 nor the Foreign Exchange Management (Non-debt Instruments) Rules, 2019 currently provide a definition of the term “beneficial owner,” While it is possible that clarifications may come forth from the Government of India in future in this regard, there is no assurance of the same and in absence thereof, the ambiguity regarding the interpretation of “beneficial owner” under Press Note 3 of 2020 and enforcement of this regulatory change would continue. Such uncertainties may have an adverse effect on our ability to invest further in securities and capital of our Indian subsidiaries and may have implications on the transfers of ownership in the entity which fall within the purview of Press Note 3 of 2020, and therefore, also on our ability to operate and maintain our business in India. Further, there is uncertainty regarding the timeline within which the said approval from the Government of India may be obtained, if at all. Any further adverse change in the foreign investment restrictions in India may be onerous and may adversely affect our business, operations and results of operations in India.

Our success depends substantially upon access to qualified personnel. Our business operations may be harmed if we fail to recruit, train or retain qualified personnel.

Our success depends on the continued services of our senior management team and qualified key personnel who can provide the technical, strategic and marketing skills required for our company to grow. If any of our senior management or qualified key personnel becomes unable or unwilling to continue to contribute their services to us, we may not be able to replace them easily or at all. As a result, our business may be severely disrupted, our results of operations and financial condition may be materially and adversely affected, and we may incur additional expenses to recruit, train and retain key personnel. Mr. Jing Ju no longer served in the chief executive officer position, or member of Company’s Compensation Committee and the Corporate Governance and Nominating Committee after December 3, 2021. However, Mr. Jing Ju will act as the non-executive vice chairman and a member of the strategy committee of the Company for a period of time of no more than eighteen months from January 11, 2022, the date of the transition agreement entered into among the Company, Mr. Jing Ju and Abiding Joy Limited. After the Board’s thorough consideration, Mr. Huapeng Wu has been appointed to serve as our director and chief executive officer since February 2022 in replacement of Mr. Fei Xu, our former interim chief executive officer. Although we have entered into confidentiality and non-competition agreements with our senior management team and qualified key personnel, there is no assurance that any member of our senior management team or any of our qualified key personnel will not join a competitor. In the event that any dispute arises between us, on one hand, and any of our senior management and qualified key personnel, on the other hand, we may have to incur substantial costs and expenses in order to enforce such agreements or we may be unable to enforce them at all.

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

Our reporting currency is the Renminbi, and the functional currency of our subsidiaries is either their local currency or the U.S. dollar, depending on the circumstances. If the Renminbi strengthens relative to the local currencies or the U.S. dollar, our consolidated financial position and results of operations may be negatively impacted as these local currencies or the U.S. dollar amounts will translate into fewer Renminbi. As a result, we are exposed to foreign currency risks related to our revenues and operating expenses denominated in currencies other than Renminbi. For additional information on foreign currency risk, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”

In addition, a substantial portion of our revenues and expenses are denominated in Renminbi. We are a holding company and we may rely principally on dividends paid by our operating subsidiaries in China for our cash needs. Any significant revaluation of Renminbi may materially and adversely affect our results of operations and financial position reported in Renminbi when translated into U.S. dollars, and the value of, and any dividends payable on, the ADSs in U.S. dollars. To the extent that we need to convert U.S. dollars into Renminbi for capital expenditures and working capital and other business purposes, appreciation of Renminbi against the U.S. dollar would have an adverse effect on Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs, strategic acquisitions or investments or other business purposes, appreciation of the U.S. dollar against Renminbi would have a negative effect on the U.S. dollar amount available to us. Further, the value of Renminbi against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things, and our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

If we fail to implement and maintain an effective system of internal control over financial reporting, we may be unable to accurately or timely report our results of operations or prevent fraud, and investor confidence and the market price of our ADSs may be materially and adversely affected.

In connection with the audits of our consolidated financial statements as of and for the year ended December 31, 2020, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness identified was our lack of sufficient accounting and financial reporting personnel with requisite knowledge and experience in application of U.S. GAAP and SEC rules.

Following the identification of the material weakness, we have taken measures to remedy the material weakness. Our management has concluded that our internal control over financial reporting was effective as of December 31, 2021 after the remediation. For details on these initiatives, please see “Item 15. Controls and Procedures-Remediation of Previously Identified Material Weakness.”

The SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, adopted rules requiring most public companies to include a management report on such company’s internal control over financial reporting in its annual report, which contains the management’s assessment of the effectiveness of the company’s internal control over financial reporting. In addition, when a company meets the SEC’s criteria, an independent registered public accounting firm must report on the effectiveness of the company’s internal control over financial reporting.

Our management and independent registered public accounting firm have concluded that our internal control over financial reporting was effective as of December 31, 2021. However, during the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, we may identify other weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act. We may not be able to anticipate and identify accounting issues, or other risks critical to financial reporting that could materially impact the consolidated financial statements. Generally speaking, if we fail to achieve and maintain an effective internal control environment, it could result in material misstatements in our financial statements and failure to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our ADSs, may be materially and adversely affected. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. Furthermore, we have incurred and expect to continue to incur considerable costs and to use significant management time and the other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act which can significantly divert our management’s attention from operating our business.

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

Risks Relating to Our Corporate Structure

Chindata Group Holdings Limited is a Cayman Islands holding company primarily operating in China through its subsidiaries and contractual arrangements with our VIEs. Investors in the ADSs thus are not purchasing, and may never directly hold, equity interests in our VIEs. There are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to such agreements that establish the VIE structure for the majority of our and our VIEs’ operations in China, including potential future actions by the PRC government, which could affect the enforceability of our contractual arrangements with our VIEs and, consequently, significantly affect the financial condition and results of operations of our Company. If the PRC government finds such agreements non-compliant with relevant PRC laws, regulations, and rules, or if these laws, regulations, and rules or the interpretation thereof change in the future, we could be subject to severe penalties or be forced to relinquish our interests in our VIEs or forfeit our rights under the contractual arrangements.

We are a company incorporated under the laws of the Cayman Islands, and Suzhou Stack Data Technology Co., Ltd. and Hebei Stack Data Technology Investment Co., Ltd., our indirectly wholly-owned PRC subsidiaries, or our WFOEs, are considered foreign-invested enterprises. Due to PRC regulations that limit foreign equity ownership of entities providing value-added telecommunications services, at 50%, and the inclusion of data center services within the scope of value-added telecommunications services, we conduct a substantial part of our operations in China through contractual arrangements with Sitan (Beijing) Data Science and Technology Co., Ltd., or Sitan (Beijing) and Hebei Qinshu Information Science and Technology Co., Ltd., or Hebei Qinshu, which are our VIEs whose subsidiaries hold licenses required to operate our business in China. As such, our WFOEs entered into the Contractual Arrangements with our VIEs and the shareholders of our VIEs, among others, pursuant to which, we are able to (i) exercise effective control over our VIEs, (ii) receive substantially all of the economic benefits of our VIEs, and (iii) have an exclusive option to purchase all or part of the equity interests in our VIEs when and to the extent permitted by PRC law. As a result of our direct ownership in our WFOEs and the aforementioned contractual arrangements, we are regarded as the primary beneficiary of each of our VIEs, and we treat them as our consolidated affiliated entities under U.S. GAAP. We have consolidated the financial results of our VIEs and their respective subsidiaries in our consolidated financial statements in accordance with U.S. GAAP.

If the Contractual Arrangements that establish the structure for operating our and our VIEs’ business in the PRC are found to be in violation of any existing or any PRC laws or regulations in the future, or the PRC government finds that we, or our VIEs fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities, including the MIIT, MOFCOM and State Taxation Administration, or STA, would have broad discretion in dealing with such violations, including:

•revoking the business and operating licenses;

•discontinuing or restricting the operations;

•imposing fines or confiscating any of the income from us and our VIEs that they deem to have been obtained through illegal operations;

•requiring us to restructure our and our VIEs’ operations in such a way as to compel us to establish new entities, re-apply for the necessary licenses or relocate our and our VIEs’ business, staff and assets;

•imposing additional conditions or requirements with which we and our VIEs may not be able to comply;

•restricting or prohibiting the use of proceeds from the initial public offering or other financing activities to finance our and our VIEs’ business and operations in the PRC; or

•taking other regulatory or enforcement actions that could be harmful to our and our VIEs’ business.

Any of these actions could cause significant disruption or result in a material change to our and our VIEs’ business operations, and may materially and adversely affect our and our VIEs’ business, financial condition and results of operations. In addition, it is unclear what impact the PRC government actions would have on us and on our ability to consolidate the financial results of our VIEs and their respective subsidiaries in our consolidated financial statements, if the PRC governmental authorities find our VIEs’ structure and Contractual Arrangements to be in violation of PRC laws, rules and regulations. If any of these penalties results in our inability to direct the activities of our VIEs or their respective subsidiaries that most significantly impact its economic performance and/or our failure to receive the economic benefits from our VIEs or their respective subsidiaries, we may not be able to consolidate our VIEs and/or their respective subsidiaries into our consolidated financial statements in accordance with U.S. GAAP. If we are unable to claim our right to control the assets of our VIEs, the ADSs may decline in value or become worthless.

The PRC government has significant authority to exert influence on the China operations of an offshore holding company, such as us. Therefore, investors in the ADSs and our and our VIEs’ business face potential uncertainty from the PRC government’s policy. Changes in China’s economic, political or social conditions, or government policies could materially and adversely affect our and our VIEs’ business, financial condition, and results of operations.

Substantially all of our and our VIEs’ operations are located in China. The PRC government has significant authority to exert influence on the China operations of an offshore holding company, such as us. Despite economic reforms and measures implemented by the PRC government, the PRC government continues to play a significant role in regulating industrial development, allocation of natural and other resources, production, pricing and management of currency, and there can be no assurance that the PRC government will continue to pursue a policy of economic reform or that the direction of reform will continue to be market friendly.

Our and our VIEs’ ability to successfully expand business operations in the PRC depends on a number of factors, including macro-economic and other market conditions. Demand for our and our VIEs’ services and our and our VIEs’ business, financial condition and results of operations may be materially and adversely affected by the following factors:

•political instability or changes in social conditions of the PRC;

•changes in laws, regulations, and administrative directives or the interpretation thereof;

•measures which may be introduced to control inflation or deflation; and

•changes in the rate or method of taxation.

These factors are affected by a number of variables which are beyond our and our VIEs’ control.

We and our VIEs are subject to extensive and evolving legal development, non-compliance with which, or changes in which, may materially and adversely affect our and our VIEs’ business and prospects, and may result in a material change in our and our VIEs’ operations and/or the value of our ADSs or could significantly limit or completely hinder our and our VIEs’ ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless.

PRC companies are subject to various PRC laws, regulations and government policies and the relevant laws, regulations and policies continue to evolve. Recently, the PRC government is enhancing supervision over companies seeking listings overseas and some specific business or activities such as the use of variable interest entities and data security or anti-monopoly. The PRC government may adopt new measures that may affect our and our VIEs’ operations, or may exert more oversight and control over offerings conducted outside of China and foreign investment in China-based companies, and we and our VIEs may be subject to challenges brought by these new laws, regulations and policies. However, since these laws, regulations and policies are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties. Furthermore, as we and our VIEs may be subject to additional, yet undetermined, laws and regulations, compliance may require us to obtain additional permits and licenses, complete or update registrations with relevant regulatory authorities, adjust our and our VIEs’ business operations, as well as allocate additional resources to monitor developments in the relevant regulatory environment. However, under the stringent regulatory environment, it may take much more time for the relevant regulatory authorities to approve new applications for permits and licenses, and complete or update registrations and we cannot assure you that we and our VIEs will be able to comply with these laws and regulations in a timely manner or at all. The failure to comply with these laws and regulations may delay, or possibly prevent, us to conduct business, accept foreign investments, or listing overseas.

The occurrence of any of these events may materially and adversely affect our and our VIEs’ business and prospects and may result in a material change in our and our VIEs’ operations and/or the value of our ADSs or could significantly limit or completely hinder our and our VIEs’ ability to offer or continue to offer securities to investors. In addition, if any of changes causes us unable to direct the activities of our VIEs or lose the right to receive their economic benefits, we may not be able to consolidate our VIEs into our consolidated financial statements in accordance with U.S. GAAP, which could cause the value of our ADSs to significantly decline or become worthless.

We face challenges from the evolving regulatory environment regarding cybersecurity, information security, privacy and data protection, and user attitude toward data privacy and protection. Many of these laws and regulations are subject to change and uncertain interpretation, and any actual or alleged failure to comply with data privacy and protection laws and regulations could materially and adversely affect our business and results of operations.

We operate in the regulatory environment in which cybersecurity, information security, data privacy and protection are evolving. We are subject to numerous laws and regulations that address cybersecurity, information security, data privacy and protection in various jurisdictions.

On June 10, 2021, the Standing Committee of the National People's Congress of China, promulgated the PRC Data Security Law, which took effect in September 2021. The PRC Data Security Law provides for data security and privacy obligations on entities and individuals carrying out data activities, introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, as well as the degree of harm it will cause to national security, public interests, or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked, or illegally acquired or used, provides for a national security review procedure for those data activities which may affect national security and imposes export restrictions on certain data and information. In addition, certain PRC regulatory authorities issued Opinions on Intensifying Crack Down on Illegal Securities Activities, which were available to the public on July 6, 2021 and further emphasized to strengthen the cross-board regulatory collaboration, to improve relevant laws and regulations on data security, cross-border data transmission, and confidential information management, proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies, and provided that efforts will be made to revise the regulations on strengthening the confidentiality and file management relating to the offering and listing of securities overseas, to implement the responsibility on information security of overseas listed companies, and to strengthen the standardized management of cross-border information provision mechanisms and procedures.

On December 28, 2021, the CAC, together with certain other PRC governmental authorities, promulgated the Revised Cybersecurity Review Measures that replaced the previous version and took effect from February 15, 2022. Pursuant to these measures, the purchase of network products and services by an operator of critical information infrastructure or the data processing activities of a network platform operator that affect or may affect national security will be subject to a cybersecurity review. In addition, any online platform operator possessing over one million users’ individual information must apply for a cybersecurity review before listing abroad. The competent governmental authorities may also initiate a cybersecurity review against the operators if the authorities believe that the network product or service or data processing activities of such operators affect or may affect national security. Article 10 of the Revised Cybersecurity Review Measures also set out certain general factors which would be the focus in assessing the national security risk during a cybersecurity review, including (i) risks of critical information infrastructure being illegally controlled or subject to interference or destruction; (ii) the harm caused by the disruption of the supply of the product or service to the business continuity of critical information infrastructure; (iii) the security, openness, transparency and diversity of sources of the product or service, the reliability of supply channels, and risks of supply disruption due to political, diplomatic, trade and other factors; (iv) compliance with PRC laws, administrative regulations and departmental rules by the provider of the product or service; (v) the risk of core data, important data or a large amount of personal information being stolen, leaked, damaged, illegally used, or illegally transmitted overseas; (vi) the risk that critical information infrastructure, core data, important data or a large amount of personal information being affected, controlled, and maliciously used by foreign governments for a listing, as well as network information security risks; and (viii) other factors that may endanger the security of critical information infrastructure, cybersecurity and data security. Pursuant to the Regulations on Security Protection of Critical Information Infrastructure promulgated by the State Council on July 30, 2021 and taking effect on September 1, 2021, a “critical information infrastructure” refers to an important network facility and information system in important industries such as public communications and information services, as well as other important network facilities and information systems that may seriously endanger national security, the national economy, the people’ s livelihood, or the public interests in the event of damage, loss of function, or data leakage. The competent governmental authorities and regulatory authorities of the aforementioned important industries will be responsible for organizing the identification of critical information infrastructures in their respective industries. The competent governmental authorities shall also notify operators who are identified as “operators of critical information infrastructure” in accordance with these provisions. However, the scope of potential operators of “critical information infrastructure” remains unclear and the identification of any specific critical information infrastructure is subject to industry-specific identification rules promulgated by relevant regulators and the notice from the relevant regulators, pursuant to the Regulations on Security Protection of Critical Information Infrastructure. In addition, the scope of network product or service or data processing activities that will or may affect national security is also unclear. It is uncertain how the Revised Cybersecurity Review Measures will be interpreted or implemented, and whether and how they will affect us.

On November 14, 2021, the CAC published the Regulations on the Network Data Security (Draft for Comments), which further regulate the internet data processing activities and emphasize on the supervision and management of network data security, and further stipulate the obligations of internet platform operators, such as to establish a system for disclosure of platform rules, privacy policies and algorithmic strategies related to data. The draft regulations provide that data processors conducting the following activities shall apply for cybersecurity review: (i) merger, reorganization or division of internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests affects or may affect national security; (ii) listing abroad of data processors processing over one million users’ personal information; (iii) listing in Hong Kong which affects or may affect national security; or (iv) other data processing activities that affect or may affect national security. Specifically, the draft regulations require data processors to, among others, (i) adopt immediate remediation measures when they discover that network products and services they use or provide have security defects and vulnerabilities, or threaten national security or endanger public interest, and (ii) follow a series of detailed requirements with respect to processing personal information, management of important data and proposed overseas transfer of data. In addition, the draft regulations require data processors that handle important data or are seeking to be listed overseas to complete an annual data security assessment and file a data security assessment report to applicable regulators. Such annual assessment, as required by the draft regulations, would encompass areas including but not limited to the status of important data processing, data security risks identified and the rectification measures adopted, the effectiveness of data protection measures, the implementation of national data security laws and regulations, data security incidents that occurred and how they were resolved, and a security assessment with respect to sharing and provision of important data overseas. As of the date of this annual report, the draft regulations have been released for public comment only and have not been formally adopted. The final provisions and the timeline for its adoption are subject to changes and uncertainties.

In the meantime, the PRC regulatory authorities have also enhanced the supervision and regulation on cross-border data transmission. For example, on October 29, 2021, the Measures for the Security Assessment of Cross-border Data Transmission (Draft for Comment) were proposed by the CAC for public comments, which require that any data processor providing important data collected and generated during operations within the PRC or personal information that should be subject to security assessment according to law to an overseas recipient shall conduct security assessment. The draft measures provide five circumstances, under any of which data processors shall, through the local cyberspace administration at the provincial level, apply to the national cyberspace administration for security assessment of data cross-border transfer. These circumstances include: (i) where the data to be transferred to an overseas recipient are personal information or important data collected and generated by operators of critical information infrastructure; (ii) where the data to be transferred to an overseas recipient contain important data; (iii) where a personal information processor that has processed personal information of more than one million people provides personal information overseas; (iv) where the personal information of more than 100,000 people or sensitive personal information of more than 10,000 people are transferred overseas accumulatively; or (v) other circumstances under which security assessment of data cross-border transfer is required as prescribed by the national cyberspace administration. As of the date of this annual report, the above measures have not been formally adopted, and substantial uncertainties still exist with respect to the enactment timetable, final content, interpretation and implementation of these measures and how they will affect our business operation.

As there remain uncertainties regarding the enactment, interpretation and implementation of these laws, regulations, rules and regulatory guidance, or relevant draft laws, regulations, rules and regulatory guidance, we cannot assure you that we will be able to fully or timely comply with these regulatory requirements, and may be subject to more stringent requirements with respect to cybersecurity, information security, privacy and data protection. In the event that we and our VIEs are subject to any mandatory cybersecurity review and other specific actions required by the CAC, we and our VIEs face uncertainty as to whether any clearance or other required actions can be timely completed, or at all. Given such uncertainty, we and our VIEs may be further required to suspend our and our VIEs’ relevant business, shut down our websites, or face other penalties, which could materially and adversely affect our and our VIEs’ business, financial condition, and results of operations, and/or the value of our ADSs or could significantly limit or completely hinder our and our VIEs’ ability to offer or continue to offer securities to investors. In addition, if any of these events causes us unable to direct the activities of our VIEs or lose the right to receive their economic benefits, we may not be able to consolidate our VIEs into our consolidated financial statements in accordance with U.S. GAAP, which could cause the value of our ADSs to significantly decline or become worthless.

The PRC government’s oversight over our and our VIEs’ business operations could result in a material adverse change in our and our VIEs’ operations and the value of our ADSs.

We conduct our business in China primarily through our PRC subsidiaries and the contractual arrangements with our VIEs. Our and our VIEs’ operations in China are governed by PRC laws and regulations. The PRC government has significant oversight over the conduct of our and our VIEs’ business, and it regulates and may intervene our and our VIEs’ operations at any time, which could result in a material adverse change in our and our VIEs’ operation and/or the value of our ADSs. Also, the PRC government has recently indicated an intent to exert more oversight over offerings that are conducted overseas and/or foreign investment in China-based issuers like us. Any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. In addition, implementation of industry-wide regulations directly targeting our and our VIEs’ operations could cause the value of our securities to significantly decline. Therefore, investors of us and our VIEs and our and our VIEs’ business face potential uncertainty from actions taken by the PRC government.

If the PRC government deems that our contractual arrangements do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

The PRC government regulates telecommunications-related businesses through strict business licensing requirements and other government regulations. These laws and regulations also include limitations on foreign ownership of PRC companies that engage in telecommunications-related businesses. Specifically, foreign investment is not permitted in the types of business that do not fall within China's commitment to the WTO to open up, and as for the value-added telecommunications business types which fall within China's commitment to the WTO, foreign investors are not allowed to own more than a 50% equity interest in any PRC company engaging in such value-added telecommunications businesses, except for the investment in the e-commerce operation business, the domestic multi-party communication business, the information storage and re-transmission business and the call center business. Any primary foreign investor must also have experience and a good track record in providing value-added telecommunications services overseas

Because we are a Cayman Islands company, we are classified as a foreign enterprise under PRC laws and regulations, and our wholly owned PRC subsidiaries are foreign-invested enterprises, or FIEs. To comply with PRC laws and regulations, we conduct our business in China through contractual arrangements with our consolidated VIEs and their shareholders. These contractual arrangements provide us with effective control over our consolidated VIEs and enable us to receive substantially all of the economic benefits of our consolidated VIEs in consideration for the services provided by our wholly-owned PRC subsidiaries, and have an exclusive option to purchase all of the equity interest in our consolidated VIEs when permissible under PRC laws. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure — Contractual Arrangements with Our VIEs and Their Respective Shareholders.”

We believe that our corporate structure and contractual arrangements do not violate the current applicable PRC laws and regulations. However, as there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including the Foreign Investment Law and its implementing rules, the telecommunications circular described above and the Telecom Regulations and the relevant regulatory measures concerning the telecommunications industry, there can be no assurance that the PRC government, such as the Ministry of Commerce, the MIIT or other authorities that regulates providers of data center service and other participants in the telecommunications industry would agree that our corporate structure or any of the above contractual arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. PRC laws and regulations governing the validity of these contractual arrangements are uncertain and the relevant government authorities have broad discretion in interpreting these laws and regulations.

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

As a result of our corporate structure and the contractual arrangements among our WFOEs, our VIEs, their shareholders and us, we are effectively subject to the PRC value-added tax at rates from 6% to 13% and related surcharges on revenues generated by our subsidiary from our contractual arrangements with our VIEs. The PRC Enterprise Income Tax Law and its implementing regulations require every enterprise in China to submit its annual enterprise income tax return together with a report on transactions with its affiliates or related parties to the relevant tax authorities. According to the Implementing Regulations of the Enterprise Income Tax Law, these transactions may be subject to audit or challenge by the PRC tax authorities within ten years after the taxable year during which the transactions are conducted. We may be subject to adverse tax consequences if the PRC tax authorities were to determine that the contracts between us and our VIEs were not on an arm’s length basis and therefore constitute a favorable transfer pricing arrangements. If this occurs, the PRC tax authorities could request that our VIEs and any of their subsidiaries adjust their taxable income upward for PRC tax purposes. Such a pricing adjustment could adversely affect us by reducing expense deductions recorded by such VIEs and thereby increasing the VIE’s tax liabilities, which could subject our VIEs to late fees and other penalties for the underpayment of taxes. Our results of operations may be materially and adversely affected if our VIEs’ tax liabilities increase or if either of them becomes subject to late payment fees or other penalties.

We rely on contractual arrangements with our consolidated VIEs and their shareholders for our operations in China, which may not be as effective as direct ownership in providing operational control, and these contractual arrangements have not been tested in a court of law.

We have relied and expect to continue to rely on variable interest entity arrangements to conduct a significant part of our operations in China. We rely on contractual arrangements with our VIEs and their shareholders to conduct a significant part of our operations in China. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure — Contractual Arrangements with Our VIEs and Their Respective Shareholders.” The shareholders of our VIEs may not act in the best interests of our company or may not perform their obligations under these contracts. If we had direct ownership of our VIEs, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of our VIEs, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the contractual arrangements, we would rely on legal remedies under PRC law for breach of contract in the event that our VIEs and their shareholders did not perform their obligations under the contracts. These legal remedies may not be as effective as direct ownership in providing us with control over our consolidated VIEs.

If our consolidated VIEs or its shareholders fail to perform their obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. All the agreements under our contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a variable interest entity should be interpreted or enforced under PRC law. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over our consolidated VIEs, and our ability to conduct our business may be negatively affected. See “— Risks Relating to Doing Business in China — Uncertainties in the PRC legal system and the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us, significantly limit or completely hinder our ability to offer or continue to offer our ADSs, cause significant disruption to our and the consolidated VIEs’ business operations, and severely damage our and the consolidated VIEs’ reputation, which would materially and adversely affect our and the consolidated VIEs’ financial condition and results of operations and cause our ADSs to significantly decline in value or become worthless. In addition, rules and regulations in China can change quickly with little advance notice, therefore, our assertions and beliefs of the risks imposed by the Chinese legal and regulatory system cannot be certain.”

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

Substantial uncertainties exist with respect to the interpretation and implementation of the PRC Foreign Investment Law and its Implementation Regulations and how they may impact the viability of our current corporate structure, corporate governance, business operations and financial results.

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

Pursuant to the equity pledge agreements relating to our VIEs, shareholders of our VIEs pledged their equity interests in our VIEs to our WFOEs to secure our VIEs’ and their shareholders’ performance of the obligations and indebtedness under the Exclusive Business Cooperation Agreement, Purchase Option Agreement, Power of Attorney and Equity Pledge Agreement. As of the date of this annual report, we have registered the equity pledges under our variable interest entity arrangements with the relevant local branch of the State Administration for Market Regulation, or the SAMR. Under the PRC Civil Code, which was promulgated on May 28, 2020 and took effect on January 1, 2021, when an obligor fails to pay its debt when due, the pledgee may choose to either conclude an agreement with the pledger to obtain the pledged equity or seek payments from the proceeds of the auction or sell-off of the pledged equity. If our VIEs fail to perform their obligations secured by the pledges under the equity pledge agreements, one remedy in the event of default under the agreements is to require the pledger to sell the equity interests in our VIEs, as applicable, in an auction or private sale and remit the proceeds to our subsidiary in China, net of related taxes and expenses. Such an auction or private sale may not result in our receipt of the full value of the equity interests in our VIEs. We consider it very unlikely that the public auction process would be undertaken since, in an event of default, our preferred approach would be to ask our WFOE that is a party to the Purchase Option Agreement to designate another PRC person or entity to acquire the equity interests in such VIE and replace the existing shareholders pursuant to the Purchase Option Agreement.

In addition, in the registration forms of the local branch of the SAMR for the pledges over the equity interests under the equity pledge agreements, the amount of registered equity interests pledged to our WFOEs shall be designated as a fixed figure. The equity pledge agreements with the shareholders of our VIEs provide that the pledged equity interest constitutes continuing security for any and all of the indebtedness, obligations and liabilities of our VIEs under the relevant contractual arrangements, and therefore it is possible that the amount of registered equity interests cannot cover the secured obligation as a whole. However, there is no guarantee that a PRC court will not take the position that the amount listed on the equity pledge registration forms represents the full amount of the collateral that has been registered and perfected. If this is the case, the obligations that are supposed to be secured in the equity pledge agreements in excess of the amount listed on the equity pledge registration forms could be determined by the PRC court to be unsecured debt, which takes last priority among creditors and often does not have to be paid back at all. We do not have agreements that pledge the assets of our VIEs and their subsidiaries for the benefit of us or our WFOEs, although our VIEs grants our WFOEs options to purchase the assets of our VIEs and its equity interests in its subsidiaries under the Purchase Option Agreement.

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

The laws and regulations regarding value-added telecommunications services, or VATS, licenses in the PRC are relatively new and are still evolving, and their interpretation and enforcement involve significant uncertainties. Under the Telecom Regulations, telecommunications service providers are required to procure operating licenses prior to their commencement of operations. The Administrative Measures for Telecommunications Business Operating License, which took effect on April 10, 2009 and was amended on September 1, 2017, set forth the types of licenses required to provide telecommunications services in China and the procedures and requirements for obtaining such licenses. See “Item 4. Information on the Company—B. Business Overview—Regulations—PRC Regulations—Regulations on Value-added Telecommunication Services.”

As of the date of this annual report, we have obtained the requisite VATS licenses which are material for our current IDC services in the PRC.

However, there can be no assurance that we will be able to maintain our existing licenses or permits necessary to provide our current IDC services in the PRC, renew any of them when their current term expires, or update existing licenses or obtain additional licenses necessary for our future business expansion. The failure to obtain, retain, renew or update any license or permit generally, and our IDC licenses in particular, could materially and adversely disrupt our business and future expansion plans.

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

For approximately four decades, the PRC government has implemented economic reform measures to utilize market forces in the development of the PRC economy. We cannot predict whether changes in the PRC’s economic, political and social conditions and in its laws, regulations and policies will have any adverse effect on our current or future business, financial condition or results of operations. In addition, many of the economic reforms carried out by the PRC government are unprecedented or experimental and are expected to be refined and improved over time. This refining and improving process may not necessarily have a positive effect on our operations and business development. For example, the PRC government has in the past implemented a number of measures intended to slow down certain segments of the economy, including the real property industry, which the government believed to be overheating. These actions, as well as other actions and policies of the PRC government, could cause a decrease in the overall level of economic activity in the PRC and, in turn, have an adverse impact on our business and financial condition. In addition, the PRC laws and regulations continue to rapidly evolve to have more stringent requirements on energy conservation and environment protection. Compliance with such laws and regulations may require significant increases in our capital expenditures and operating costs, while breach of such laws and regulations may result in the imposition of fines and penalties or other adverse impacts on us and our operating properties, thereby adversely affecting our reputation, business and results of operations.

Uncertainties in the PRC legal system and the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us, significantly limit or completely hinder our ability to offer or continue to offer our ADSs, cause significant disruption to our and the consolidated VIEs’ business operations, and severely damage our and the consolidated VIEs’ reputation, which would materially and adversely affect our and the consolidated VIEs’ financial condition and results of operations and cause our ADSs to significantly decline in value or become worthless. In addition, rules and regulations in China can change quickly with little advance notice, therefore, our assertions and beliefs of the risks imposed by the Chinese legal and regulatory system cannot be certain.

We conduct a substantial portion of business operations in the PRC, and our PRC subsidiaries and our VIEs are subject to laws, rules and regulations applicable to foreign investment in China. The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions may be cited for reference but have limited precedential value. The PRC legal system is evolving rapidly, and the interpretation of many laws, regulations and rules may contain inconsistencies and enforcement of these laws, regulations and rules involves uncertainties. In addition, rules and regulations in China can change quickly with little advance notice, therefore, our assertions and beliefs of the risks imposed by the Chinese legal and regulatory system cannot be certain.

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

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since PRC judicial and administrative authorities have significant discretion in interpreting and implementing statutory provisions and contractual terms, it may be more difficult to predict the outcome of a judicial or administrative proceeding than that in more developed jurisdictions. Furthermore, the PRC legal system is based, in part, on government policies and internal rules, some of which are not published in a timely manner, or at all, but which may have retroactive effects. As a result, we may not always be aware of any potential violation of these policies and rules. Such unpredictability towards our contractual, property (including intellectual property) and procedural rights, could limit the legal protections available to you and us, significantly limit or completely hinder our ability to offer or continue to offer our ADSs, cause significant disruption to our and the consolidated VIEs’ business operations, and severely damage our and the consolidated VIEs’ reputation, which would materially and adversely affect our and the consolidated VIEs’ financial condition and results of operations and cause our ADSs to significantly decline in value or become worthless.

The approval of and filing with the CSRC or other requirements from the CSRC or other PRC government authorities may be required under PRC law in connection with our furture financing activities, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing or other administrative procedures.

On July 6, 2021, the relevant PRC government authorities issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. As a follow-up, on December 24, 2021, the CSRC issued a draft of the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies, or the Draft Provisions, and the CSRC issued a draft of Administration Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies, or the Draft Administration Measures, for public comments till January 23, 2022.

The Draft Provisions and the Draft Administration Measures propose to establish a new filing-based regime to regulate overseas offerings and listings by domestic companies, which will be applied to both “direct overseas offering and listing” and “indirect overseas offering and listing” of PRC domestic companies. The “indirect overseas offering and listing” of PRC domestic companies refers to such securities offering and listing in an overseas market made in the name of an offshore entity, but based on the underlying equity, assets, earnings or other similar rights of a domestic company which operates its main business domestically. Specifically, the examination and determination of an indirect offering and listing will be conducted on a substance-over-form basis, and an offering and listing shall be considered as an indirect overseas offering and listing by a domestic company if the issuer meets the following conditions: (i) the operating income, gross profit, total assets, or net assets of the domestic enterprise in the most recent fiscal year was more than 50% of the relevant line item in the issuer’s audited consolidated financial statement for that year; and (ii) senior management personnel responsible for business operations and management are mostly PRC citizens or are ordinarily resident in the PRC, and the main place of business is in the PRC or carried out in the PRC. According to the Draft Administration Measures, the issuer or its affiliated domestic company, as the case may be, shall file with the CSRC for its initial public offering, follow-on offering and other equivalent offering activities. Particularly, the issuer shall submit the filing with respect to its initial public offering and listing within three business days after its submission of the listing application, and submit the filing with respect to its follow-on offering within three business days after completion of the follow-on offering. Failure to comply with the filing requirements may result in fines to the relevant domestic companies, suspension of their businesses, revocation of their business licenses and operation permits and fines on the controlling shareholder and other responsible persons. As of the date of this annual report, the Draft Provisions and the Draft Administration Measures were released for public comment only. Uncertainties still exist with respect to their enactment timetable, final content, interpretation and implementation and how they will affect us.

We cannot assure you that any new rules or regulations promulgated in the future will not impose additional requirements on us. If it is determined in the future that approval and filing from the CSRC or other governmental authorities or other procedures are required for our offshore equity or debt financing activities in the future, it is uncertain whether we can or how long it will take us to obtain such approval or complete such filing procedures and any such approval or filing could be rescinded or rejected. Any failure to obtain or delay in obtaining such approval or completing such filing procedures for our offshore equity or debt financing activities in the future, or a rescission of any such approval or filing if obtained by us, would subject us to sanctions by the CSRC or other PRC governmental authorities. These governmental authorities may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from our offshore equity or debt financing activities into China or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our listed securities. The CSRC or other PRC governmental authorities also may take actions requiring us, or making it advisable for us, to halt our offshore equity or debt financing activities before settlement and delivery of the shares or notes offered. Consequently, if investors engage in market trading or other activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other governmental authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for our prior offshore offerings, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of our listed securities.

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

A number of PRC laws and regulations have established procedures and requirements that could make merger and acquisition and other forms of investment activities in China by foreign investors more time consuming and complex. In addition to the Anti-monopoly Law itself, these include the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, and the Rules of the Ministry of Commerce on Implementation of Security Review System of Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the Security Review Rules, promulgated in 2011, and the Security Review Measures for Foreign Investments, or the New Security Review Measures, promulgated in December 2020 and taking effect in January 2021. These laws and regulations impose requirements in some instances that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. In addition, the Anti-Monopoly Law requires that the anti-monopoly authority be notified in advance of any concentration of undertaking if certain thresholds are triggered. Moreover, the Security Review Rules specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the Ministry of Commerce, and prohibit any attempt to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. Furthermore, the New Security Review Measures provide that, a review working institution for foreign investment security review will be jointly established by the NDRC and the Ministry of Commerce, which will be responsible for organizing, coordinating and guiding the security review of foreign investments, and if a proposed foreign investment meets the conditions as stipulated in the New Security Review Measures, the foreign investor or the relevant domestic party engaged shall report such case to the review working institution and the proposed foreign investment shall not be conducted if the review working institution decides to prohibit such investment. Failure to make such report may subject such foreign investor to rectification within prescribed period, and will be recorded as negative credit information of such foreign investor in the relevant national credit information system, which would then subject such investors to joint punishment as provided by relevant rules. However, official guidance has not been issued by the designated office in charge of examination matters yet. There are still substantial uncertainties as to its interpretation and implementations in practice. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the relevant regulations to complete such transactions could be time consuming, and we may face substantial uncertainties as to whether we can complete any required approval processes. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

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

We are a holding company incorporated under the laws of the Cayman Islands and as such may rely principally on dividends and other distributions on equity from our PRC subsidiary to satisfy part of our liquidity requirements. Pursuant to the PRC Enterprise Income Tax Law, a withholding tax rate of 10% currently applies to dividends paid by a PRC “resident enterprise” to a foreign enterprise investor, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for preferential tax treatment. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Prevention of Fiscal Evasion with Respect to Taxes on Income, or the Double Tax Avoidance Arrangement, such withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of a PRC enterprise. However, the 5% withholding tax rate does not automatically apply and certain requirements must be satisfied, including without limitation that (a) the Hong Kong enterprise must be the beneficial owner of the relevant dividends; and (b) the Hong Kong enterprise must directly hold no less than 25% share ownership in the PRC enterprise during the 12 consecutive months preceding its receipt of the dividends. The SAT promulgated the Announcement of the State Administration of Taxation on Issues Concerning “Beneficial Owners” in Tax Treaties in February 2018, which became effective from April 2018 and stipulates that in determining whether a non-resident enterprise has the status as a beneficial owner, comprehensive analysis shall be conducted based on the factors listed therein and the actual circumstances of the specific case shall be taken into consideration. Specifically, it expressly excludes an agent or a designated payee from being considered as a "beneficial owner." Furthermore, the Announcement of the State Taxation Administration on Issuing the Measures for Non-resident Taxpayers' Enjoyment of Treaty Benefits, which became effective in January 2020, requires non-resident enterprises to determine whether they are qualified to enjoy the preferential tax treatment under the tax treaties and file relevant report and materials with the tax authorities.

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

The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections.

Our auditor, Ernst & Young Hua Ming LLP, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, our auditor is not currently inspected by the PCAOB.

This lack of the PCAOB inspections in China prevents the PCAOB from fully evaluating audits and quality control procedures of our independent registered public accounting firm. As a result, we and investors of our ordinary shares are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors of our stock to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

Our ADSs may be delisted and our ADSs and shares prohibited from trading in the over-the-counter market under the Holding Foreign Companies Accountable Act, or the HFCAA, if the PCAOB is unable to inspect or fully investigate auditors located in China. On December 16, 2021, PCAOB issued the HFCAA Determination Report, according to which our auditor is subject to the determinations that the PCAOB is unable to inspect or investigate completely. Under the current law, delisting and prohibition from over-the-counter trading in the U.S. could take place in 2024. If this happens there is no certainty that we will be able to list our ADS or shares on a non-U.S. exchange or that a market for our shares will develop outside of the U.S. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular China’s, the Holding Foreign Companies Accountable Act, or the HFCAA, has been signed into law on December 18, 2020. The HFCAA states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection for the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADS from being traded on a national securities exchange or in the over-the-counter trading market in the U.S. Accordingly, under the current law this could happen in 2024.

On December 2, 2021, the SEC adopted final amendments to its rules implementing the HFCAA (the “Final Amendments”). The Final Amendments include requirements to disclose information, including the auditor name and location, the percentage of shares of the issuer owned by governmental entities, whether governmental entities in the applicable foreign jurisdiction with respect to the auditor has a controlling financial interest with respect to the issuer, the name of each official of the Chinese Communist Party who is a member of the board of the issuer, and whether the articles of incorporation of the issuer contains any charter of the Chinese Communist Party. The Final Amendments also establish procedures the SEC will follow in identifying issuers and prohibiting trading by certain issuers under the HFCAA.

On December 16, 2021, PCAOB issued the HFCAA Determination Report, according to which our auditor is subject to the determinations that the PCAOB is unable to inspect or investigate completely. In March and April 2022, the SEC issued by batch the “Conclusive list of issuers identified under the HFCAA” indicating that those companies are now formally subject to the delisting provisions if they remain on the list for three consecutive years.

The HFCAA or other efforts to increase U.S. regulatory access to audit information could cause investor uncertainty for affected issuers, including us, and the market price of the ADSs could be adversely affected. Additionally, whether the PCAOB will be able to conduct inspections of our auditor before the issuance of our financial statements on Form 20-F for the year ended December 31, 2023 which is due by April 30, 2024, or at all, is subject to substantial uncertainty and depends on a number of factors out of our control. If we are unable to meet the PCAOB inspection requirement in time, we could be delisted from the Nasdaq and our ADSs will not be permitted for trading “over-the-counter” either. Such a delisting would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our listed securities. Also, such a delisting would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

If our ADSs are delisted from the U.S. Exchange and are prohibited from trading in the over-the-counter market in the U.S., there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the U.S.

The potential enactment of the Accelerating Holding Foreign Companies Accountable Act would decrease the number of non-inspection years from three years to two, thus reducing the time period before our ADSs may be prohibited from over-the-counter trading or delisted. If this bill were enacted, our ADS could be delisted from the exchange and prohibited from over-the-counter trading in the U.S. in 2023.

On June 22, 2021, the U.S. Senate passed a bill known as the Accelerating Holding Foreign Companies Accountable Act, to amend Section 104(i) of the Sarbanes-Oxley Act of 2002 (15 U.S.C. 7214(i)) to prohibit securities of any registrant from being listed on any of the U.S. securities exchanges or traded over-the-counter if the auditor of the registrant’s financial statements is not subject to PCAOB inspection for two consecutive years, instead of three consecutive years as currently enacted in the HFCAA.

On February 4, 2022, the U.S. House of Representatives passed the America Competes Act of 2022 which includes the exact same amendments as the bill passed by the Senate. The America Competes Act however includes a broader range of legislation not related to the HFCAA in response to the U.S. Innovation and Competition Act passed by the Senate in 2021. The U.S. House of Representatives and U.S. Senate will need to agree on amendments to these respective bills to align the legislation and pass their amended bills before the U.S. President can sign into law. It is unclear when the U.S. Senate and U.S. House of Representatives will resolve the differences in the U.S. Innovation and Competition Act and the America Competes Act of 2022 bills currently passed, or when the U.S. President will sign on the bill to make the amendment into law, or at all.

In the case that the bill becomes the law, it will reduce the time period before our ADSs could be delisted from the exchange and prohibited from over-the-counter trading in the U.S. from 2024 to 2023.

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

The trading price of our ADSs is likely to be volatile and could fluctuate widely due to factors beyond our control. Volatility in trading price can result from broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. The securities of some of these companies have experienced significant volatility since their public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of other Chinese companies’ securities after their offerings, including Internet and technology companies, may affect the attitudes of investors toward Chinese companies listed in the United States, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. In addition, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, such as the large decline in share prices in the United States, China and other jurisdictions in late 2008, early 2009, the second half of 2011, 2015 and the first half of 2020, which may have a material and adverse effect on the trading price of our ADSs.

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

As of March 31, 2022, the Bain Capital Entities and Mr. Jing Ju beneficially own all of our issued Class B ordinary shares, representing 93.6% of the aggregate voting power of our total issued and outstanding share capital. See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.” After our initial public offering, the Bain Capital Entities and Mr. Jing Ju have considerable influence over matters requiring shareholder approval, such as electing directors and approving material mergers, acquisitions, or other business combination transactions. This concentration of voting power may discourage, delay, or prevent a change of control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover, or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

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

Pursuant to our fifth amended and restated articles of association, our board of directors has absolute discretion as to whether to declare dividends subject to the requirements of the Companies Act (As Revised) of the Cayman Islands, or the Companies Act. Our shareholders may also by ordinary resolution declare dividends, but no dividend shall exceed the amount recommended by our board of directors. Our fifth amended and restated articles of association provides that dividends may be declared and paid out of the profits of our company, realized or unrealized, or from any reserve set aside from profits which the directors determine is no longer needed. Dividends may also be declared and paid out of share premium account or any other fund or account which can be authorized for this purpose in accordance with the Companies Act. Under the Companies Act, no distribution or dividend may be paid out of the share premium account unless, immediately following the date on which the distribution or dividend is proposed to be paid, the company shall be able to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, we receive from our WFOEs, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs. There is no guarantee that our ADSs will appreciate in value in the future or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in our ADSs.

Substantial future sales or perceived potential sales of our ADSs in the public market could cause the price of our ADSs to decline.

Sales of our ADSs in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline significantly. All ADSs representing our Class A ordinary shares outstanding are freely transferable by persons other than our “affiliates” without restriction or additional registration under the U.S. Securities Act of 1933, as amended, or the Securities Act. All of our other ordinary shares outstanding are available for sale subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act.

Certain major holders of our ordinary shares have the right to cause us to register the sale of their shares under the Securities Act. Registration of these shares under the Securities Act would result in ADSs representing these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the form of ADSs in the public market could cause the price of our ADSs to decline significantly.

We have adopted share incentive plans, under which we have the discretion to grant a broad range of equity-based awards to eligible participants. See “Item 6. Directors, Senior Management and Employees—B. Compensation— Share Incentive Plans.” We have registered all ordinary shares that we may issue under these share incentive plans and they can be freely sold in the public market in the form of ADSs upon issuance, subject to volume limitations applicable to affiliates. If a large number of our ordinary shares or securities convertible into our ordinary shares are sold in the public market in the form of ADSs after they become eligible for sale, the sales could reduce the trading price of our ADSs and impede our ability to raise future capital. In addition, any ordinary shares that we issue under our share incentive plans would dilute the percentage ownership held by the investors who purchase ADSs.

You may not have the same voting rights as the holders of our Class A ordinary shares and may not receive voting materials in time to be able to exercise your right to vote.

Holders of our ADSs do not have the same rights as our registered shareholders. As a holder of ADSs, you will not have any direct right to attend general meetings of our shareholders or to cast any votes at such meetings. You will only be able to exercise the voting rights that are carried by the underlying Class A ordinary shares represented by your ADSs indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. Under the deposit agreement, you may vote only by giving voting instructions to the depositary. If we instruct the depositary to ask for your instructions, then upon receipt of your voting instructions, the depositary will try, as far as practicable, to vote the underlying Class A ordinary shares represented by your ADSs in accordance with your instructions. If we do not instruct the depositary to ask for your instructions, the depositary may still vote in accordance with instructions you give, but it is not required to do so. You will not be able to directly exercise your right to vote with respect to the underlying Class A ordinary shares represented by your ADSs unless you withdraw the shares and become the registered holder of such shares prior to the record date for the general meeting. Under our fifth amended and restated memorandum and articles of association, the minimum notice period required to be given by our company to our registered shareholders for convening a general meeting is five clear days.

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

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. We currently follow and may continue to follow our home country practice with respect to our corporate governance, see “Item 16G. Corporate Governance.” As a result of our reliance on the “foreign private issuer” exemptions, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

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

See “Item 5. Operating and Financial Review and Prospects––B. Liquidity and Capital Resource––Material Cash Requirements––Capital Expenditures” for a discussion of our capital expenditures.

B.	Business Overview

We are the leading carrier-neutral hyperscale data center solution provider in Asia-Pacific emerging markets, focusing on the China, India and Southeast Asia markets. Our data centers are highly integrated, specialized and mission-critical infrastructure used by our clients to analyze, manage and store their most important data, business systems and processes. We are a first mover in building next-generation hyperscale data centers in the markets we serve. Our client base includes leading technology companies such as ByteDance. Our clients benefit from our integrated platform to support and grow their business internationally. We operated thirteen hyperscale data centers in China and one hyperscale data center in Malaysia, and were constructing seven data centers in China, three data centers in Malaysia and one data center in India as of the date of December 31, 2021. We initiated our expansion plan in landing into the Thailand market in the third quarter of 2021 and we have finalized a business acquisition in Bangkok. Upon completion of technical upgrade, the Thailand project will be hosting 5MW IT capacity and capable of supporting our key clients’ business development in Southeast Asia.

Our modern world is powered by data. Data serves as the foundation for modern-day technologies and services, including artificial intelligence, cloud computing, smart cities and homes, online entertainment and other on-demand services. Mass application and continuous development of these new technologies require a new generation of hyperscale data center — one that can provide fast delivery of scalable, cost-effective and flexible infrastructure.

Our next-generation hyperscale data centers are large, centralized, standardized and modular, capable of supporting a variety of IT infrastructure for leading technology companies. They also represent a new approach to designing and operating data centers to handle complex and high-volume data processing and analytics. Compared to traditional data centers, our next-generation hyperscale data centers provide many advantages and offer unique value propositions to clients. They are generally located on the outskirts of major cities with supply and cost advantages in land, power and other core elements to provide scalability and cost efficiency, as well as proximity advantages for low latency. As a result, our hyperscale data center solutions can achieve fast delivery, lower costs and better performance. Our successful track record demonstrates that our hyperscale data center solutions effectively fulfill the elastic and scaling demand of our clients, many of whom are in stages of rapid growth. As of December 31, 2021, hyperscale data centers accounted for 97% of our 440 MW capacity in service.

Our clients choose us as a long-term partner because we provide them with excellent and cost-effective data center solutions that meet or exceed world-class standards. Our data centers in service and under construction are strategically located in and around tier 1 cities in China, such as Beijing, Shanghai and Shenzhen, Mumbai, Kuala Lumpur and Bangkok. Specifically, our early site selection principle has given us first-mover advantages under the latest PRC national policies. Our site selection was carried out under the principle of “proximity to energy supply,” and in turn, the majority of our data centers in China are located right in or around the Beijing-Tianjin-Hebei computing hub, which has been designated as one of the national computing hub under the “East Data West Computing” policy. In APAC emerging markets, we have built a strong local execution team who are experienced in data center site selection and operation in various geographic areas. We also believe that our full-stack service capabilities in China can benefit us in our expansion in South-East Asia markets. Our solutions help our clients grow their businesses quickly and sustainably. In particular, our clients have appreciated our energy integration capabilities and strong ESG initiatives which will benefit our clients and us in the long run. Our hyperscale data center clients typically sign with us contracts of five to ten years, offering us high business visibility and certainty.

We offer end-to-end project management and operations by leveraging our in-house planning, design, construction, and maintenance capabilities. Together with our strong research and development and design expertise and highly efficient supply chain management capabilities, we promptly respond to client needs to construct and operate high-quality and cost-efficient next-generation hyperscale data centers. We rely on our 280 approved and pending patents to rapidly design and construct modules meeting a variety of demand from clients in different industries. Our proprietary modular design solutions and the application of original design manufacturing, or ODM, through which we engage vendors to manufacture our licensed modules, provide us with a significant cost advantage. We have experienced rapid growth in recent years. We operated six, ten and thirteen hyperscale data centers in China as of December 31, 2019, 2020 and 2021, respectively, and one hyperscale data center in Malaysia as of each such date. Our data center capacity in service reached 193 MW as of December 31, 2019, 291 MW as of December 31, 2020 and 440 MW as of December 31, 2021, 87%, 87% and 87% of which was contractually committed capacity, respectively. We had an additional 233 MW of capacity under construction as of December 31, 2021.

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

Our data centers are strategically located at key locations where energy, connectivity and clients’ business demand intersect, typically surrounding metropolitan areas such as Beijing, Shanghai, Shenzhen, Kuala Lumpur, Mumbai and Bangkok. Compared to sites within metropolitan areas, these surrounding locations have abundant energy supplies, ample and low-cost land resources and favorable local economic development policies, while maintaining close proximity to both the corporate headquarters of our clients and end users and reducing latency.

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

Compared to traditional data centers, our hyperscale data centers are highly flexible, scalable and cost efficient in terms of land, power and network connectivity, in addition to having shorter delivery time. Historically, we have been able to deliver a data center with 36 MW of capacity in China within six months of breaking ground at the site.

Our Data Centers

We design, build and operate hyperscale data centers in China, Malaysia and India. In China, we operated thirteen hyperscale data centers with capacity in service of 405 MW as of December 31, 2021. In Malaysia, we operated one hyperscale data center in Cyberjaya, Selangor Darul Ehsan with capacity in service of 20 MW as of December 31, 2021. As of December 31, 2021, our hyperscale data centers accounted for 97% of our 440 MW capacity in service. In addition, we also operate two wholesale data centers with capacity in service of 16 MW in China. Our next-generation hyperscale data centers are characterized by their centralization of resources, standardization of infrastructure development and modular design philosophy, achieving high performance, operating efficiency, scalability and cost effectiveness.

•

Centralization.    Our hyperscale data centers centralize and integrate resources to satisfy needs of different clients at the same location, realizing economies of scale and reducing costs. Our hyperscale data centers and/or the campus in which they reside typically have a capacity of 20 MW or more and are located at strategic locations surrounding metropolitan areas where energy, connectivity and clients’ business demand intersect. Our data centers are highly reliable with cost-efficient power supply and carrier-neutral connectivity. Leveraging our hyperscale capacity, high-speed optical fiber connection and close proximity to major cities, we can provide high performance connectivity to our clients with low latency at lower costs. We believe that our centralization efforts also have the added effect of spurring the infrastructure and economic development of areas surrounding our hyperscale data center campuses.

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

DATA CENTER FOOTPRINT

In Service

16 Data Centers

440 MW

Under Construction

11 Data Centers

233 MW

India

Under construction

1 Data Center — 20 MW

Malaysia

In service

1 Hyperscale Data Center — 20 MW

Under construction

3 Hyperscale Data Centers — 76 MW

Greater Beijing Area

In service

12 Hyperscale Data Centers — 388 MW

1 Wholesale Data Center — 11 MW

Under construction

6 Data Centers — 117 MW

Yangtze River Delta Area

In service

1 Data Center — 17 MW

Under construction

1 Data Center — 20 MW

Greater Bay Area

In service

1 Wholesale Data Center — 5 MW

We operated six, ten and thirteen hyperscale data centers in China as of December 31, 2019, 2020 and 2021, respectively, and one hyperscale data center in Malaysia as of each such date. Our data center capacity in service reached 193 MW as of December 31, 2019, 291 MW as of December 31, 2020 and 440 MW as of December 31, 2021, 87%, 87% and 87% of which was contractually committed capacity, respectively.

The following table sets forth details concerning our data centers in service as of December 31, 2021:

Data Center	Type	Leased/ Owned	IT Capacity in Service (MW)	Contracted IT Capacity (MW)	IoI IT Capacity (MW)	Utilized IT Capacity(MW)
Greater Beijing Area, China
CN01	Hyperscale	Owned	36	36	—	36
CN02	Wholesale	Leased	11	5	—	5
CN03	Hyperscale	Owned	17	17	—	17
CN04	Hyperscale	Owned	28	27	—	27
CN05	Hyperscale	Owned	23	21	—	21
CN06	Hyperscale	Owned	30	30	—	28
CN07	Hyperscale	Owned	29	27	—	27
CN08	Hyperscale	Owned	51	51	—	45
CN09	Hyperscale	Owned	52	39	—	32
CN10	Hyperscale	Owned	3	3	—	3
CN11-A	Hyperscale	Owned	24	23	—	22
CN11-B	Hyperscale	Owned	24	23	—	16
CN11-C	Hyperscale	Owned	71	57	—	8
Yangtze River Delta Area, China
CE01	Hyperscale	Owned	17	7	—	7
Greater Bay Area, China
CS01	Wholesale	Leased	5	3	—	3
Malaysia
MY0102	Hyperscale	Owned	20	16	—	7
Total			440	385	—	304

The following table sets forth details concerning our data centers under construction as of December 31, 2021:

Data Center	Type	Leased/ Owned	Designed IT Capacity (MW)	Contracted IT Capacity	IoI IT Capacity (MW)
Greater Beijing Area, China
CN12	Hyperscale	Owned	6	5	—
CN13	Hyperscale	Leased	13	13	—
CN14	Hyperscale	Owned	18	—	18
CN15	Hyperscale	Owned	52	—	52
CN16	Hyperscale	Leased	14	—	14
CN17	Hyperscale	Leased	14	—	14
Yangtze River Delta Area, China
CE02	Hyperscale	Owned	20	—	—
Malaysia
MY03	Hyperscale	Owned	16	8	—
MY06-1	Hyperscale	Owned	20	—	20
MY06-2	Hyperscale	Owned	40	—	40
India
BBY01	Hyperscale	Owned	20	20	—
Total			233	46	158

Land Resources Held for Future Development

We hold and have secured various land resources for future data center development. This includes land for which we have entered into memoranda of understanding or framework agreements with relevant local governments and land in China for which we have completed the bidding process but have not yet commenced construction.

Retail Data Centers

In addition to the 440MW of hyperscale and wholesale data center capacity above, where we drive the planning, design and construction of infrastructure, we also provide data center colocation services at smaller retail data centers where we or an intermediary rent capacity from third parties. These retail data centers are generally located within major metropolitan areas rather than at the outskirts. We do not participate in the planning, design or construction of infrastructure of these retail data centers, and only provide basic colocation services.

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

Our design team works on each project from the site selection and planning stage to ensure that our data centers are designed to meet the preferences and requirements of our target clients from the beginning. Our design team works closely with our research and development team to design and develop our proprietary data center modules and building designs and ensure that our technology strengths are fully integrated. As of December 31, 2021, we owned 280 approved and pending patents relating to data center designs and modules in China. See “ — Our Technologies and Research and Development” for a full description of our proprietary modular technologies.

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

With our outstanding design and project management capabilities, we have greatly shortened our data center delivery time. Historically, we have been able to deliver a data center with 36 MW of capacity in China within six months of breaking ground at the site.

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

We have been certified under ISO9001, ISO20000, ISO22301 and ISO27001 standards. We have also received the Tier IV Design certification and the Hybrid Resiliency Assessment certification from the Uptime Institute, an unbiased advisory organization focused on improving the performance, efficiency and reliability of data center infrastructure. We are the first data center solution provider in the world to receive the Hybrid Resiliency Assessment certification, which demonstrates our robust capability to provide infrastructure for hybrid elastic cloud computing. Our New Media Big Data Phase I campus has been awarded with the “Management and Operations Approved Site” certification by the Uptime Institute. In addition, we have received awards from Datacloud on global hyperscale innovation, and edge computing innovation award from Data Centre Dynamics. In 2021, we won a prize of “Best Environmental, Social, Governmental (ESG) Initiative” in the prestigious 17th Global Carrier Awards (GCA), becoming the first computing infrastructure company in Asia Pacific region to receive the honor. In addition, we participated in China’s first nationwide green power transaction and completed a procurement of 100 million kilowatt-hours (kWh), being the largest purchaser of green electricity in the digital infrastructure industry. In 2021, our Taihang Mountain Energy and Information Technology Industrial Campus of the Pan-Beijing Area was awarded as “Leading Carbon Neutral Data Center,” the highest rating in the 2021 Data Center Carbon Neutrality Rating.

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

As of December 31, 2021, we owned 280 approved and pending patents relating to data center building designs and modules in China. We have developed three models of data center building designs and a full range of modules for power, cooling, server racks and cabinets, wiring and supporting structure.

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

Container Modules

We have developed an overall solution to rapidly deploy our container data centers. The whole infrastructure of our data center includes main building modules, diesel generator modules, power modules and cooling system modules, which are all pre-fabricated in the container factory. 90% of our mechanical and electrical equipment, such as cabinets, bridges, air ducts, water pipes, fans and pumps, have been integrated in our container modules. After our container modules are transported to the site, what needs to do is some simple splicing work, which significantly simplifies the construction of data center projects and improves the efficiency of data center delivery.

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

We have developed and designed a liquid immersion cooling solution to radiate the heat flow of CPU/GPU chips with ultra-high density, and to reduce the energy consumption used for cooling our data center server. Through such solution, various modules, such as servers, switches and power distribution units, are directly immersed in insulated liquid media with thermal conductivity. The coolant heated by the data center server is pumped to the heat exchanger unit CDU through a low-power circulation pump, and sent back to the cooling tank after being cooled down by heat exchange with the natural outdoor cold source. Compared with traditional cooling solutions, our low-power liquid circulation system and completely natural cooling system replace the high energy-consuming mechanical cooling and end systems, and achieve the energy-saving operation mode of our data center and improve our efficiency of energy utilization.

Our evaporative cooling technology refers to obtaining the cooling capacity required for air conditioning through the utilization of dry air energy, as well as the cold water or cold air at low temperatures through the exchange of the heat and moisture between water and dry air. The compound evaporative cooling chiller applied in Lingqiu machine room with ultra-high density adopts both indirect and direct evaporative cooling technologies at the same time, therefore successfully lowering the water temperature by 4 to 6℃ compared with that from common cooling towers, which extends the time of natural cooling and maximize the use of the cooling capacity of the outdoor air. The fast delivery can be achieved by utilizing large temperature difference between supply and return, adopting backwater design and reducing the power consumption of the pump for cold water delivery, as well as adopting the modular design in addition.

Heat Recovery Technology

Our bases in headquarter and Lingqiu both apply heat recovery technology, through which both bases are self-sufficient in winter heating. Our heat recovery technology is equipped with a water source heat pump unit, which recovers the heats that originally need to be dissipated through the cooling tower, and supply heats externally after raising the water temperature to 60℃. Our heat recovery technology saves the heating costs and reduces our cooling water system’s consumption of electricity and water, thereafter reducing the consumption of coal or natural gas energy, which really help achieve the mission of energy conservation and emission reduction.

Wastewater Recycling

Zhangjiakou Huailai Headquarter Park, as the first water discharge recycling site of our Group, has put the first set of our wastewater recycle system into operation. The main desalination device of our wastewater recycle system adopts RO reverse osmosis, with the water volume at 40m3/h, the water production rate not less than 60%, and the desalination rate not less than 95%. Our wastewater recycle system has significantly improved the water utilization efficiency and reduced the wastewater discharge, and we achieve the comprehensive wastewater recycling rate of more than 50%. Our wastewater recycle system reduces the total operating costs and practices the concept of low-carbon and green data center.

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

Intellectual Property

We regard our patents, trademarks, copyrights, domain names, know-how, proprietary technologies and similar intellectual property as critical to our success. As of December 31, 2021, we owned 180 approved patents and 100 pending patents relating to data center designs and modules in China. We typically provide designs based on our patents to our ODMs and cooperate closely with them to allow them to manufacture the modules used in our data centers. We also owned 44 registered trademarks in China as of December 31, 2021. We also owned 38 registered copyrighted works in China as of December 31, 2021, including software programs we developed relating to various aspects of our operations. We own a number of registered domain names in China and overseas as of December 31, 2021, including www.chindatagroup.com.

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

Revenues from ByteDance accounted for 68.2%, 81.7% and 83.2% of our total revenues in 2019, 2020 and 2021. Revenues from Wangsu accounted for 11.1% of our total revenues in 2019. No other client accounted for 10% or more of our total revenues in 2019, 2020 or 2021. ByteDance typically signs with us service contracts of ten years.

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

Competition

We are a carrier-neutral hyperscale multi-client data center solution provider in Asia-Pacific emerging markets. We compete directly with other carrier-neutral hyperscale multi-client data center solution providers in these markets. We may also compete with other types of data center solution providers for some or all of the services we offer. We believe that we have competitive advantages over our competitors in our hyperscale data center business model, ESG strategy and Asia-Pacific emerging market presence.

•

Hyperscale data center business model: We continue to see several major advantages in our hyperscale business model, characterized by full-stack solution, early energy-abundant region layout, high quality client profile, credible asset and long-term contract. Under this model, we are offering customized full-stack solution capabilities covering product design, technical solutions, development and construction, supply chain management, and operation and maintenance management, making us an efficient developer and operator of the IDC business. Secondly, our early site selection principle of “proximity to energy supply,” under the guidance of “to efficiently convert electric power to computing power,” has led to the majority of our data centers in China located in self-built campus right in or around the Beijing-Tianjin-Hebei computing hub as designated under the “East Data West Computing” policy. Thirdly, we enjoy close customer relationships with digital leaders in the international or domestic markets. The healthy development of these clients, is in-turn, bringing us long-term, steady and sizable demand. Finally, we maintain a high asset ownership under such model. More than 92% of our data center assets are self-owned with solid asset valuations. Further to such credible asset portfolios, our contracts with clients are long-term based and most of the contracts’ term are ten years, providing a high degree of business certainty.

•

Asia-Pacific emerging market presence: Regarding our development in Asia-Pacific emerging markets, our advantages include local business capabilities, current site selection and a domestic business model replicable for overseas business. In Asia-Pacific emerging markets, we have local teams focusing on customer management, project development, campus operation and government relations, etc., ensuring our business development are in line with the best local practice. Secondly, as we are pursuing development in Asia-Pacific emerging markets, we have selected sites for data centers in neighboring countries around Singapore, where land and energy are abundant, cost is relatively low and latency is not an obstacle, to accommodate the demand in the areas around Singapore. Lastly, relying on our in-house design and modular capability, our hyperscale business model in domestic market is replicable for overseas business. Meanwhile, our close relationships with customers established in domestic market has enabled us to further support the overseas business of our clients.

•

ESG strategy: We have operated our business in a green and energy-efficient manner and we will continue to do so. We own strong energy integration capabilities and we can offer comprehensive energy solutions that cover power generation, transmission and distribution. We are in possession of and are further developing our R&D capabilities in green power development, energy storage and energy efficiency, and we have maintained an average PUE of 1.2 for our data centers constantly. With the energy-abundant region layout as the cornerstone, wer are in good position to further execute our “local generation local consumption” plan through partnership and to establish long-term green energy procurement arrangement with relevant parties.

Growth Plan

We will continue to leverage on our competitive advantages to execute our growth plan in the following manners.

•

Deepening Presence in Asia-Pacific Emerging Markets: On top of our existing 20 MW in-service capacity in Malaysia (MY0102), we have another 96MW capacity under construction in Malaysia and India by end of 2021. At the same time, we are also negotiating and evaluating a number of other potential projects in Asia-Pacific emerging markets.

•

Further Advancing Domestic Layout under “East Data West Computing” Policy: The rationale behind our domestic layout since our establishment is in line with the idea of the national policy “East Data West Computing.” We have sizable capacity in service in or around the key computing hubs in China. Our first presence in Zhangjiakou city can be traced back to 2017. Over the last five years, we have established our computing infrastructure in Zhangjiakou to accommodate the demand in the Beijing-Tianjin-Hebei region. Zhangjiakou city is now the designated cluster in the Beijing-Tianjin-Hebei computing hub, where we own a total capacity of 268MW. We have also made an early presence in Datong city, Shanxi Province, where we own a total capacity of 210MW. These capacity and other reserve we own in these regions can be conveniently converted into more hyperscale data centers in the future to meet the growing demand from various customers, in particular our anchor customer.

We also initiated the site selection process for potential computing infrastructure development in western China in as early as 2020. Since then, we have established healthy relationship with local government of Qingyang City, Gansu Province, which is now the designated cluster in the Gansu computing hub under the policy. We are currently planning to acquire 300 acres of land for the development of hyperscale computing infrastructure cluster in the region in the next 3 to 5 years.

•

Expanding Geographical Resources and Client Base through Active Acquisition and JV Partnership: With entrance requirements becoming more stringent, we expect that those old, inefficient medium-small sized data centers will become increasingly less competitive, which will reduce the market prices in the IDC sector to reasonable levels. Once this happens, more acquisition opportunities will be available and we can leverage our capital reserve, technical know-how and superior leading client profile to actively pursue and negotiate potential opportunities that can provide synergy to our geological layout, client base and business model, so as to generate additional value for our long-term development.

•

Obtaining Renewable Energy through Diversified Approaches: In the region with abundant energy, we plan to stick with the “local generation, local consumption” approach. Using our data centers in these regions as the leverage, we will introduce strategic partners into these regions to conduct local power generation, while we will assume the role of local power consumption. Along with this, we will further strengthen our in-house R&D capabilities and improve energy efficiency and energy storage. Meanwhile, we will cooperate with green energy enterprises and the Grid for long-term green energy procurement arrangement.

Under the growth plan, our dedicated commitment to all of our customers and stakeholders remain unchanged, which are to be the leading industry player in operational efficiency, project delivery, cost management, energy efficiency and emission reductions, and to deliver outstanding asset return. We have been delivering financial results that are beyond market expectations for six consecutive quarters since our initial public offering in 2020. We expect such momentum in business and financials to continue in 2022, and we are highly confident in our future business and financial prospects.

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

In January 2020, in recognition of our efforts, Greenpeace ranked us the first on their renewable energy ranking of China-based Internet companies and awarded us a full score in the category of renewable energy performance. In 2019, we won the Data Center Green Classification (Operational) 5A certificate, the highest level of green data center certificate jointly awarded by the Open Data Center Committee and TGG (China). In September 2021, we formally became a corporate member of the United Nations Global Compact, which is the world’s largest corporate sustainability initiative with more than 13,000 supportive institutional and corporate members from more than 170 countries. We also joined the RE100 initiative in September 2021, which is a global renewable energy initiative jointly launched by the Climate Group and the Carbon Disclosure Project’s Global Environmental Information Research Center (CDP Worldwide) to accelerate at scale the effort of reaching the zero carbon energy consumption goal. In February 2022, our Taihang Mountain datacenter in Shanxi province was selected as one of the national green and low carbon pilot projects by Ministry of Industry and Information Technology of the People’s Republic of China.

Recent Policy Update in Chinese Market

We believe that opportunity for hyperscale data centers in the APAC emerging markets remain profound. In the Chinese market, we expect the industry to continue its development at a healthy pace. According to the development plan for big data industry during the 14th five-year plan period published by Ministry of Industry and Information (“MIIT”) in November 2021, China’s big data industry will exceed 3 trillion yuan by end of 2025, with a compound annual growth rate of around 25%. MIIT also published the 14th five-year plan for the development of information and communication industry, stating that the data center computing power will reach around 300 EFLOPS (equal to one quintillion floating-point operations a second) by end of 2025, compared with 90 EFLOPS by end of 2020, indicating a 27% compound annual growth rate. Other than those national policies that provides a quantitative sense of the development of the industry, the publish of the “East Data West Computing” policy also provides further details on the development and layout of data centers in China and is expected to play a vital role in shaping the industry and market landscape. In February, China’s National Development and Reform Commission (NDRC), among other government organs, approved kicking off the construction of eight national computing hubs and plans to build 10 national-data center clusters. Such is known as the “East Data West Computing” Policy. The eight national computing hubs will be built in the Beijing-Tianjin-Hebei region, the Yangtze River Delta, the Guangdong-Hong Kong-Macao Greater Bay Area, the Chengdu-Chongqing economic circle, North China's Inner Mongolia autonomous region, Southwest China's Guizhou province, Northwest China's Gansu province and Ningxia Hui autonomous region. As the backbone to China's computing network, the eight hubs will develop data-center clusters, carry out collaborative construction between data centers, cloud computing and big data, and bridge the gap between eastern and western regions in computing resources. Currently, most of China's data centers are distributed in eastern regions, and shortages of land and energy resources in these regions pose a threat to the sustained development of the data centers. In contrast, China's western regions are rich in resources, especially renewable energy, and have the potential to nurture the development of data centers and meet the needs of data computing in the eastern regions. The implementation of the project is conducive to promoting green development and utilizing green energy in the western regions, and continuously optimizing the energy efficiency of data centers. We think the goals of this policy are highly consistent with our own long-standing views on the nature of the data center business, which at the core is "to efficiently convert green electric power into computing power." As the demand for data centers in the future shifts toward the computing hub as designated under this policy, the Company sees significant advantages offered by its existing deployment, namely Zhangjiakou campus, which is right in the Beijing-Tianjin-Hebei computing hub as designated by the policy, and Datong campus, which is enjoying extreme geographic proximity to the Beijing-Tianjin-Hebei computing hub, and our layout under planning in Qingyang city, Gansu Province, another cluster as designated in the policy. By end of 2021, we have a total capacity of 268MW and 210MW in our Zhangjiakou campus and Datong campus respectively. We believe our existing and to-be-developed capacity in these region will further strengthen our industry leadership.

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

Investment activities by foreign investors are principally governed by the special management measures for the entry of foreign investment (negative list) and the encouraged industry catalogue for foreign investment, which are promulgated and amended from time to time by the Ministry of Commerce, and the NDRC. Industries listed in the catalogues are divided into three categories: encouraged, restricted and prohibited. Industries not listed in the Catalogue are generally deemed as constituting a fourth “permitted” category. The current industry entry clearance requirements governing investment activities by foreign investors are set out in two categories, namely The Special Management

Measures for the Entry of Foreign Investment (Negative List) (2021 version), or the 2021 Negative List, as promulgated on December 27, 2021 by the NDRC, and the Ministry of Commerce, and taking effect on January 1, 2022, and the Encouraged Industry Catalogue for Foreign Investment (2020 version), as promulgated by the NDRC and the Ministry of Commerce on December 27, 2020 and taking effect on January 27, 2021.

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

Regulations on Value-added Telecommunication Services

Our business is regarded as telecommunications services, which are primarily regulated by the MIIT, Ministry of Commerce and the SAMR. Among all of the applicable laws and regulations, the Telecommunications Regulations of the People’s Republic of China, or the Telecom Regulations promulgated by the State Council in 2000 and most recently amended on February 6, 2016, is the primary governing law, and sets out the general framework for the provision of telecommunications services by domestic companies. Under the Telecom Regulations, telecommunications service providers are required to procure operating licenses prior to their commencement of operations. The Telecom Regulations distinguish “basic telecommunications services” from “value-added telecommunication services,” or VATS. VATS are defined as telecommunications and information services provided through public networks. The Telecom Catalogue was issued as an attachment to the Telecom Regulations to categorize telecommunications services as either basic or value-added, which was last amended in 2019. The Telecom Catalogue categorizes the Internet data service business, among others, as VATS. The Internet data center, or the IDC business is defined under the Telecom Catalogue as a business that (i) uses relevant infrastructure facilities in order to render outsourcing services for housing, maintenance, system configuration and management services for clients’ Internet or other network related equipment such as servers, (ii) provides the leasing of equipment, such as database systems or servers, and the storage space housing the equipment and (iii) provides lease agency services of connectivity lines and bandwidth of infrastructure facilities and other application services. Also, Internet resources collaboration services business is incorporated into the definition of IDC business under the Telecom Catalogue, and defined as “the data storage, Internet application development environment, Internet application deployment and running management and other services provided for users through Internet or other networks in the manners of access at any time and on demand, expansion at any time and coordination and sharing, by using the equipment and resources built on database centers.”

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

Pursuant to the Provisions on Administration of Foreign Invested Telecommunications Enterprises, which were most recently amended by the State Council on April 7, 2022 and will take effect on May 1, 2022 and replace the currently effective version afterwards, the 2021 Negative List, and other applicable PRC laws, regulations and rules, as for the telecommunications businesses open for foreign investment according to China’s WTO commitment, except as otherwise stipulated by the state, the equity interest of foreign investors in the value-added telecommunications enterprises shall not exceed 50%, and foreign investment in entities holding VATS licenses for internet data center services, content delivery network services, domestic internet protocol virtual private network services and internet access services, which are not open for foreign investment according to China’s WTO commitment, are generally prohibited, except that qualified telecommunication service providers incorporated in Hong Kong or Macau may hold up to 50% equity interest in such entities according to the Mainland and Hong Kong Closer Economic Partnership Agreement or the Mainland and Macao Closer Economic Partnership Agreement, respectively. In Particular, from May 1, 2022, the amended Provisions on Administration of Foreign Invested Telecommunications Enterprises will cancel the qualification requirement on the primary foreign investor in a foreign invested value-added telecommunications enterprise for having a good track record and operational experience in the value-added telecommunications industry as stipulated in the currently effective version.

In 2018 and 2019, we successively obtained VATS licenses for Chindata (Beijing) Co., Ltd., Chindata (Shenzhen) Co., Ltd., Datong Sitan Data Science and Technology Co., Ltd., Datong Qinling Information Science and Technology Co., Ltd., and Sidake Hebei Data Science and Technology Co., Ltd. to cover Internet access service and IDC service.

Regulations on Cybersecurity and Information Security

The Decision Regarding the Protection of Internet Security, enacted by the Standing Committee of the National People’s Congress, on December 28, 2000 and amended on August 27, 2009, provides, among other things, that the following activities conducted through the internet, if constituting a crime under PRC laws, are subject to criminal punishment: (i) hacking into a computer or system of strategic importance; (ii) intentionally inventing and spreading destructive programs such as computer viruses to attack computer systems and communications networks, thus damaging the computer systems and the communications networks; (iii) in violation of national regulations, discontinuing computer network or the communications service without authorization; (iv) disseminating politically disruptive information or leaking state secrets; (v) spreading false commercial information; or (vi) infringing intellectual property rights.

On July 1, 2015, the Standing Committee of the National People’s Congress issued the National Security Law, which came into effect on the same day. The National Security Law provides that the state shall safeguard the sovereignty, security and cyber security development interests of the state, and that the state shall establish a national security review and supervision system to review, among other things, foreign investment, key technologies, internet and information technology products and services, and other important activities that are likely to impact the national security of the PRC.

On November 7, 2016, the Standing Committee of the National People’s Congress issued the Cybersecurity Law, which came into effect on June 1, 2017. The Cybersecurity Law provides that network operators must set up internal security management systems that meet the requirements of a classified protection system for cyber security, including appointing dedicated cyber security personnel, taking technical measures to prevent computer viruses, network attacks and intrusions, taking technical measures to monitor and record network operation status and cyber security incidents, and taking data security measures such as data classification, backups and encryption. The Cybersecurity Law also imposes a relatively vague but broad obligation to provide technical support and assistance to the public and state security authorities in connection with criminal investigations or for reasons of national security. The Cybersecurity Law also requires network operators that provide network access or domain name registration services, landline or mobile phone network access, or that provide users with information publication or instant messaging services, to require users to provide a real identity when they sign up. The Cybersecurity Law sets high requirements for the operational security of facilities deemed to be part of the PRC’s “critical information infrastructure.” These requirements include data localisation, i.e., storing personal information and important business data in the PRC, and national security review requirements for any network products or services that may impact national security. Among other factors, “critical information infrastructure” is defined as critical information infrastructure, that will, in the event of destruction, loss of function or data leak, result in serious damage to national security, the national economy and people’s livelihoods, or the public interest. Specific reference is made to key sectors such as public communication and information services, energy, transportation, water-resources, finance, public services and e-government.

On March 15, 2019, the CAC and the State Administration for Market Regulation jointly issued the Notice on App Security Certification and the Implementation Rules on Security Certification of Mobile Internet Application, which encourages mobile application operators to voluntarily obtain app security certification, and search engines and app stores are encouraged to recommend certified applications to users. The institution designated for this certification is the China Cybersecurity Review Technology and Certification Center. The China Cybersecurity Review Technology and Certification Center has the right to appoint testing agencies to inspect technical capabilities and business operations for the certification.

On June 10, 2021, the Standing Committee of the National People’s Congress of China promulgated the Data Security Law, which took effect in September 2021. The Data Security Law provides for data security and privacy obligations on entities and individuals carrying out data activities. The Data Security Law also introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, as well as the degree of harm it will cause to national security, public interests, or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked, or illegally acquired or used. The appropriate level of protection measures is required to be taken for each respective category of data. For example, a processor of important data shall designate the personnel and the management body responsible for data security, carry out risk assessments for its data processing activities and file the risk assessment reports with the competent authorities. In addition, the Data Security Law provides a national security review procedure for those data activities which may affect national security and imposes export restrictions on certain data and information. We may be required to make further adjustments to our business practices to comply with this law.

On July 30, 2021, the State Council promulgated the Regulations on Security Protection of Critical Information Infrastructure, effective on September 1, 2021. According to the Regulations on Security Protection of Critical Information Infrastructure, a “critical information infrastructure” refers to an important network facility and information system in important industries such as, among others, public communications and information services, as well as other important network facilities and information systems that may seriously endanger national security, the national economy, the people’s livelihood, or the public interests in the event of damage, loss of function, or data leakage. The competent governmental authorities and supervision and management authorities of the aforementioned important industries will be responsible for (i) organizing the identification of critical information infrastructures in their respective industries in accordance with certain identification rules, and (ii) promptly notifying the identified operators and the public security department of the State Council of the identification results.

The Administrative Provisions on Security Vulnerability of Network Products were jointly promulgated by the MIIT, the CAC and the Ministry of Public Security on July 12, 2021 and took effect on September 1, 2021. Network product providers, network operators as well as organizations or individuals engaging in the discovery, collection, release and other activities of network product security vulnerability are subject to these provisions and shall establish channels to receive information of security vulnerability of their respective network products and shall examine and fix such security vulnerability in a timely manner. Network product providers are required to report relevant information of security vulnerability of network products with the MIIT within two days and to provide technical support for network product users. Network operators shall take measures to examine and fix security vulnerability after discovering or acknowledging that their networks, information systems or equipment have security loopholes. According to these provisions, the breaching parties may be subject to administrative penalty as regulated in accordance with the Cybersecurity Law.

On December 28, 2021, the CAC, together with certain other PRC governmental authorities, promulgated the Revised Cybersecurity Review Measures that replaced the previous version and took effect from February 15, 2022. Pursuant to these measures, the purchase of network products and services by an operator of critical information infrastructure or the data processing activities of a network platform operator that affect or may affect national security will be subject to a cybersecurity review. In addition, any online platform operator possessing over one million users’ individual information must apply for a cybersecurity review before listing abroad. The competent governmental authorities may also initiate a cybersecurity review against the operators if the authorities believe that the network product or service or data processing activities of such operators affect or may affect national security.

Article 10 of the Revised Cybersecurity Review Measures also set out certain general factors which would be the focus in assessing the national security risk during a cybersecurity review, including (i) risks of critical information infrastructure being illegally controlled or subject to interference or destruction; (ii) the harm caused by the disruption of the supply of the product or service to the business continuity of critical information infrastructure; (iii) the security, openness, transparency and diversity of sources of the product or service, the reliability of supply channels, and risks of supply disruption due to political, diplomatic, trade and other factors; (iv) compliance with PRC laws, administrative regulations and departmental rules by the provider of the product or service; (v) the risk of core data, important data or a large amount of personal information being stolen, leaked, damaged, illegally used, or illegally transmitted overseas; (vi) the risk that critical information infrastructure, core data, important data or a large amount of personal information being affected, controlled, and maliciously used by foreign governments for a listing, as well as network information security risks; and (viii) other factors that may endanger the security of critical information infrastructure, cybersecurity and data security.

To apply for a cybersecurity review, the relevant operators shall submit (i) an application letter, (ii) a report to analyze the impact or the potential impact on national security, (iii) purchase documents, agreements, the draft contracts, and the draft application documents for the initial public offering or similar activity, and (iv) other necessary materials. If the Cybersecurity Review Office deems it necessary to conduct a cybersecurity review, it should complete a preliminary review within 30 business days from the issuance of a written notice to the operator, or 45 business days for complicated cases. Upon the completion of a preliminary review, the Cybersecurity Review Office should reach a review conclusion suggestion and send the review conclusion suggestion to the members for the cybersecurity review mechanism and the relevant authorities for their comments. These authorities shall issue a written reply within 15 business days from the receipt of the review conclusion suggestion. If the Cybersecurity Review Office and these authorities reach a consensus, then the Cybersecurity Review Office shall inform the operator in writing, otherwise, the case will go through a special review procedure. The special review procedure should be completed within 90 business days, or longer for complicated cases.

On November 14, 2021, the CAC published a discussion draft of Regulations on the Network Data Security for public comment until December 13, 2021, which provides that data processors conducting the following activities shall apply for cybersecurity review: (i) merger, reorganization or division of internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests affects or may affect national security; (ii) listing abroad of data processors processing over one million users’ personal information; (iii) listing in Hong Kong which affects or may affect national security; or (iv) other data processing activities that affect or may affect national security. The draft regulations also provide that operators of large internet platforms that set up headquarters, operation centers or R&D centers overseas shall report to the national cyberspace administration and competent authorities. In addition, the draft regulations also require that data processors processing important data or going public overseas shall conduct an annual data security self-assessment or entrust a data security service institution to do so, and submit the data security assessment report of the previous year to the local branch of the CAC before January 31 each year. As of the date of this annual report, this draft has not been formally adopted, and substantial uncertainties exist with respect to the enactment timetable, final content, interpretation and implementation.

In the meantime, the PRC regulatory authorities have also enhanced the supervision and regulation on cross-border data transmission. For example, on October 29, 2021, the Measures for the Security Assessment of Cross-border Data Transmission (Draft for Comment) were proposed by the CAC for public comments, which require that any data processor providing important data collected and generated during operations within the PRC or personal information that should be subject to security assessment according to law to an overseas recipient shall conduct security assessment. The draft measures provide five circumstances, under any of which data processors shall, through the local cyberspace administration at the provincial level, apply to the national cyberspace administration for security assessment of data cross-border transfer. These circumstances include: (i) where the data to be transferred to an overseas recipient are personal information or important data collected and generated by operators of critical information infrastructure; (ii) where the data to be transferred to an overseas recipient contain important data; (iii) where a personal information processor that has processed personal information of more than one million people provides personal information overseas; (iv) where the personal information of more than 100,000 people or sensitive personal information of more than 10,000 people are transferred overseas accumulatively; or (v) other circumstances under which security assessment of data cross-border transfer is required as prescribed by the national cyberspace administration. As of the date of this annual report, the above measures have not been formally adopted, and substantial uncertainties still exist with respect to the enactment timetable, final content, interpretation and implementation of these measures and how they will affect our business operation.

Regulations on Privacy Protection

In recent years, PRC government authorities have enacted laws and regulations on internet use to protect personal information from any unauthorized disclosure. The Cybersecurity Law imposes certain data protection obligations on network operators, including that network operators may not disclose, tamper with, or damage users’ personal information that they have collected, or provide users’ personal information to others without consent. Exempted from these rules is information irreversibly processed to preclude identification of specific individuals. Moreover, network operators are obligated to delete unlawfully collected information and to amend incorrect information.

The Several Provisions on Regulating the Market Order of Internet Information Services, issued by the MIIT on December 29, 2011 and effective on March 15, 2012, stipulate that internet information service providers may not collect any user personal information or provide any such information to third parties without the consent of a user, unless otherwise stipulated by laws and administrative regulations. “User Personal information” is defined as information relevant to the users that can lead to the recognition of the identity of the users independently or in combination with other information. An internet information service provider must expressly inform the users of the method, content and purpose of the collection and processing of such user personal information and may only collect such information as necessary for the provision of its services. An internet information service provider is also required to properly store user personal information, and in case of any leak or likely leak of the user personal information, the internet information service provider must take immediate remedial measures and, in severe circumstances, make an immediate report to the telecommunications regulatory authority.

The Decision on Strengthening the Protection of Online Information, issued by the Standing Committee of the National People’s Congress on December 28, 2012, and the Order for the Protection of Telecommunication and Internet User Personal Information, issued by the MIIT on July 16, 2013, stipulate that any collection and use of user personal information must be subject to the consent of the user, abide by the principles of legality, rationality and necessity and be within the specified purposes, methods and scope. An internet information service provider must also keep such information strictly confidential, and is further prohibited from divulging, tampering with or destroying any such information, or selling or proving such information to other parties. An internet information service provider is required to take technical and other measures to prevent the collected personal information from any unauthorized disclosure, damage or loss. Any violation of the above decision or order may subject the internet information service provider to warnings, fines, confiscation of illegal gains, revocation of licenses, cancelation of filings, closedown of websites or even criminal liabilities.

With respect to the security of information collected and used by mobile apps, pursuant to the Announcement of Conducting Special Supervision against the Illegal Collection and Use of Personal Information by Apps, which was issued by the CAC, the MIIT, the Ministry of Public Security, and the State Administration for Market Regulation on January 23, 2019, app operators shall collect and use personal information in compliance with the Cybersecurity Law and shall be responsible for the security of personal information obtained from users and take effective measures to strengthen personal information protection. Furthermore, app operators shall not force their users to make authorization by means of default settings, bundling, suspending installation or use of the app or other similar means and shall not collect personal information in violation of laws, regulations or breach of user agreements. Such regulatory requirements were emphasized by the Notice on the Special Rectification of Apps Infringing upon User’s Personal Rights and Interests, which was issued by MIIT on October 31, 2019. On November 28, 2019, the CAC, the MIIT, the Ministry of Public Security and the State Administration for Market Regulation jointly issued the Methods of Identifying Illegal Acts of Apps to Collect and Use Personal Information. This regulation further illustrates certain commonly seen illegal practices of app operators in terms of personal information protection and specifies acts of app operators that will be considered as “collection and use of personal information without users’ consent.”

On May 28, 2020, the National People’s Congress adopted the Civil Code, which came into effect on January 1, 2021. Pursuant to the Civil Code, the personal information of a natural person shall be protected by the law. Any organization or individual shall legally obtain such personal information of others when necessary and ensure the safety of such information, and shall not illegally collect, use, process or transmit personal information of others, or illegally purchase or sell, provide or disclose personal information of others.

On August 20, 2021, the Standing Committee of the National People’s Congress promulgated the Personal Information Protection Law, which took effect on November 1, 2021. Pursuant to the Personal Information Protection Law, “personal information” refers to any kind of information related to an identified or identifiable individual as electronically or otherwise recorded but excluding the anonymized information. The processing of personal information includes the collection, storage, use, processing, transmission, provision, disclosure and deletion of personal information. The Personal Information Protection Law applies to the processing of personal information of individuals within the territory of the PRC, as well as personal information processing activities outside the territory of PRC, for the purpose of providing products or services to natural persons located within China, for analyzing or evaluating the behaviors of natural persons located within China, or for other circumstances as prescribed by laws and administrative regulations. A personal information processor may process the personal information of this individual only under the following circumstances: (i) where consent is obtained from the individual; (ii) where it is necessary for the execution or performance of a contract to which the individual is a party, or where it is necessary for carrying out human resource management pursuant to employment rules legally adopted or a collective contract legally concluded; (iii) where it is necessary for performing a statutory responsibility or statutory obligation; (iv) where it is necessary in response to a public health emergency, or for protecting the life, health or property safety of a natural person in the case of an emergency; (v) where the personal information is processed within a reasonable scope to carry out any news reporting, supervision by public opinions or any other activity for public interest purposes; (vi) where the personal information, which has already been disclosed by an individual or otherwise legally disclosed, is processed within a reasonable scope; or (vii) any other circumstance as provided by laws or administrative regulations. In principle, the consent of an individual must be obtained for the processing of his or her personal information, except under the circumstances of the aforementioned items (ii) to (vii). Where personal information is to be processed based on the consent of an individual, such consent shall be a voluntary and explicit indication of intent given by such individual on a fully informed basis. If laws or administrative regulations provide that the processing of personal information shall be subject to the separate consent or written consent of the individual concerned, such provisions shall prevail. In addition, the processing of the personal information of a minor under 14 years old must obtain the consent by a parent or a guardian of such minor and the personal information processors must adopt special rules for processing personal information of minors under 14 years old.

Furthermore, the Personal Information Protection Law stipulates the rules for cross-border transfer of personal information. Any cross-border transfer of personal information is subject to the condition that it is necessary to provide the personal information to a recipient outside the territory of the PRC due to any business need or any other need, as well as the satisfaction of at least one of the following conditions: (i) where a security assessment organised by the national cyberspace administration has been passed; (ii) where a certification of personal information protection has been passed from a professional institution in accordance with the provisions issued by the national cyberspace administration; (iii) where a standard contract formulated by the national cyberspace administration has been entered into with the overseas recipient; or (iv) any other condition prescribed by laws, administrative regulations or any other requirements by the national cyberspace administration. Critical information infrastructure operators and personal information processors who have processed personal information in an amount reaching a threshold prescribed by the national cyberspace administration, must store in the territory of the PRC the personal information collected or generated within the territory of the PRC. If it is necessary to provide such information to an overseas recipient, a security assessment organised by the national cyberspace administration must be passed.

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

The constructor shall apply for a Construction Work Commencement License from the relevant construction authority in accordance with the Regulations on Administration regarding Permission for Commencement of Construction Works promulgated by the Ministry of Construction in 1999 and last amended in 2021 by Ministry of Housing and Urban-Rural Development.

The NDRC promulgated the Measures for the Energy Conservation Review on Fixed-Asset Investment Projects, which took effect on January 1, 2017. According to these measures, an entity shall obtain the energy conservation review opinion issued by the competent governmental authority before commencing the construction. Where a construction project is constructed or put into use without undergoing the energy conservation review procedure or failing to pass such review, the competent governmental authority may order the violator to suspend construction or stop using such construction, and reconstruct within a prescribed time limit. If the construction project cannot be reconstructed within the required time limit, the competent governmental authority may order to close such projects and investigate the liabilities of relevant persons. In addition, local governmental authorities may also formulate detailed regulations on the energy conservation review on fixed-asset investment projects from time to time. For example, the Energy Administration of Guangdong Province pulished the Circular on Seriously Investigating and Punishing Illegal and Irregular Energy-using Activities on June 17, 2021 and the Development and Reform Commission of Beijing Municipality published the Notice on Further Strengthening the Regulations on Energy Conservation Monitoring of Data Center Projects on July 22, 2021. These circulars reiterate that if the an entity commence the project construction or put such construction into use without undergoing the energy conservation review procedure or failing to pass such review, the competent authority may order the violator to cease construction or stop using such construction, and to reconstruct within a prescribed time limit, failure of which may cause closure of the constructions or other penalties in accordance with laws.

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

Regulations on Intellectual Property Rights

Regulations on Copyright

The Copyright Law, which took effect in 1991 and was most recently amended on June 1, 2021, provides that Chinese citizens, legal persons, or other organizations shall, whether published or not, own copyright in their copyrightable works, which include, among others, works of literature, art, natural science, social science, engineering technology and computer software. Copyright owners enjoy certain legal rights, including right of publication, right of authorship and right of reproduction. The Copyright Law provides copyright protection to Internet activities and products disseminated over the Internet. In addition, PRC laws and regulations provide for a voluntary registration system administered by the Copyright Protection Center of China. According to the Copyright Law, an infringer of the copyrights shall be subject to various civil liabilities, which include ceasing infringement activities, apologizing to the copyright owners and compensating the loss of copyright owner. Infringers of copyright may also subject to fines and/or administrative or criminal liabilities in severe situations.

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

Patent Law

According to the Patent Law as issued on March 12, 1984 and was most recently amended on June 1, 2021, the State Intellectual Property Office is responsible for administering patent law. The patent administration departments of provincial, autonomous region or municipal governments are responsible for administering patent law within their respective jurisdictions. The Chinese patent system adopts a first-to-file principle, which means that when more than one person file different patent applications for the same invention, only the person who files the application first is entitled to obtain a patent of the invention. To be patentable, an invention or a utility model must meet three criteria: novelty, inventiveness and practicability. The invention patents are valid for twenty years, while utility model patents and design patents are valid for ten years and fifteen years respectively, from the date of application.

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

Value-added Tax

The Provisional Regulations on Value-added Tax were promulgated by the State Council in 1993 and came into effect in 1994 which were last amended in 2017. The Detailed Rules for the Implementation of the Provisional Regulations on Value-added Tax (Revised in 2011) was promulgated by the Ministry of Finance on December 25, 1993 and last amended in 2011. On November 19, 2017, the State Council promulgated The Decisions on Abolishing the Provisional Regulations on Business Tax and Amending the Provisional Regulations on Value-

added Tax, or Order 691. According to the Provisional Regulations on Value-added Tax and Order 691, all enterprises and individuals engaged in the sale of goods, the provision of processing, repair and replacement services, sales of services, intangible assets, real property and the importation of goods within the territory of the PRC are the taxpayers of value-added tax. The value-added tax rates generally applicable are simplified as 17%, 11%, 6% and 0%, and the value-added tax rate applicable to the small-scale taxpayers is 3%. The Notice of the Ministry of Finance and the State Administration of Taxation on Adjusting Value-added Tax Rates, or the Notice, was promulgated on April 4, 2018 and came into effect on May 1, 2018. According to the Notice, the value-added tax rate of 17% and 11% are changed into 16% and 10%, respectively. On March 20, 2019, the Ministry of Finance, State Taxation Administration and General Administration of Customs jointly promulgated the Relevant Policies Notice on Deepening Reform of Value-added Tax, or the Notice 39, which became effective on April 1, 2019. The Notice 39 further changes the value-added tax rate of 16% and 10% into 13% and 9%.

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

In January 2017, SAFE promulgated the Circular on Further Improving Reform of Foreign Exchange Administration and Optimizing Genuineness and Compliance Verification, which stipulates several capital control measures with respect to the outbound remittance of profits from domestic entities to offshore entities, including (i) banks must check whether the transaction is genuine by reviewing board resolutions regarding profit distribution, original copies of tax filing records and audited financial statements, and (ii) domestic entities must retain income to account for previous years' losses before remitting any profits. Moreover, pursuant to this circular, domestic entities must explain in detail the sources of capital and how the capital will be used, and provide board resolutions, contracts and other proof as a part of the registration procedure for outbound investment.

On October 23, 2019, SAFE issued Circular of the State Administration of Foreign Exchange on Further Promoting the Facilitation of Cross-border Trade and Investment, which took effect on the same day. This circular allows non-investment foreign-invested enterprises to use their capital funds to make equity investments in China, provided that such investments do not violate the effective special entry management measures for foreign investment (negative list) and the target investment projects are genuine and in compliance with laws. According to the Circular on Optimizing Administration of Foreign Exchange to Support the Development of Foreign-related Business issued by SAFE on April 10, 2020, eligible enterprises are allowed to make domestic payments with their income under capital accounts such as capital funds, foreign debts and proceeds from overseas listing without submitting evidence of genuineness to the banks in advance, provided the use of such funds is genuine and in compliance with administrative regulations on the use of income under capital accounts. As of this annual report, it is still uncertain how these circulars will be interpreted and implemented.

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

On January 12, 2017, the PBOC promulgated the Notice of the People’s Bank of China on Matters concerning the Macro-Prudential Management of Full-Covered Cross-Border Financing, or PBOC Circular 9, which sets forth an upper limit for PRC entities, including FIEs and domestic enterprises, regarding their foreign debts. Pursuant to PBOC Circular 9, the outstanding cross-border financing of an enterprise (the outstanding balance drawn) shall not exceed 200% of its net assets. In March 2020, the PBOC and SAFE issued the Notice on Adjustments to Comprehensive Macro-prudential Regulation Parameters for Cross-border Financing, further increasing outstanding cross-border financing for enterprises to 250% of its net assets, or Net Asset Limit. FIEs can choose to calculate their maximum amount of foreign debts based on either (i) the Total Investment and Registered Capital Balance, or (ii) the Net Asset Limits. In addition, a foreign debt with a term longer than one year must be filed with the NDRC before the debt issuance, and the issuer shall submit the foreign debt information to the NDRC within 10 business days from completion of each debt issuance according to the Circular on Promoting the Reform of Filing and Registration Administrative Regime for the Foreign Debt Issuance by the NDRC. According to the Notice on Adjustments to the Macro-prudential Adjustment Parameter for Cross-border Financing of Companies promulgated by the PBOC and SAFE, which took effect on January 7, 2021, the PBOC and the SAFE decide to lower the macro-prudential adjustment parameter for cross-border financing of companies to 1 from 1.25.

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

Furthermore, certain PRC regulatory authorities issued Opinions on Strictly Cracking Down on Illegal Securities Activities, which were available to the public on July 6, 2021 and emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies, and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies, and provided that the special provisions of the State Council on overseas offering and listing by those companies limited by shares will be revised and therefore the duties of domestic industry competent authorities and regulatory authorities will be clarified.

On December 24, 2021, the CSRC released the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) and the Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), both of which were open for public comments till January 23, 2022. Under these draft new rules, a filing-based regulatory system will be applied to both “direct overseas offering and listing” and “indirect overseas offering and listing” of PRC domestic companies. The “indirect overseas offering and listing” of PRC domestic companies refers to such securities offering and listing in an overseas market made in the name of an offshore entity, but based on the underlying equity, assets, earnings or other similar rights of a domestic company which operates its main business domestically. If the issuer meets the following conditions, the offering and listing shall be determined as an indirect overseas offering and listing by a domestic company: (i) the total assets, net assets, revenues or profits of the domestic operating entity or entities of the issuer in the most recent accounting year account for more than 50% of the corresponding figure in the issuer’s audited consolidated financial statements for the same period; (ii) most of the senior managers in charge of business operation and management of the issuer are Chinese citizens or have domicile in China, and its main places of business are located in China or main business activities are conducted in China. Domestic companies that seek to offer and list securities in overseas markets shall fulfill the filing procedure with the CSRC, and, among others, shall strictly comply with laws and regulations and relevant provisions concerning national security in spheres of foreign investment, cybersecurity, and data security, and earnestly fulfill their obligations to protect national security. The Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) provide that an overseas offering and listing is prohibited under any of the following circumstances: (i) if the intended securities offering and listing falls under specific clauses in national laws and regulations and relevant provisions prohibiting such financing activities; (ii) if the intended securities offering and listing in overseas market may constitute a threat to or endanger national security as reviewed and determined by competent authorities under the State Council in accordance with law; (iii) if there are material ownership disputes over equity, major assets, and core technology, etc.; (iv) if, in recent three years, the domestic company or its controlling shareholders and actual controllers have committed corruption, bribery, embezzlement, misappropriation of property, or other criminal offenses disruptive to the order of the socialist market economy; or are currently under judicial investigations for suspicion of criminal offenses or under investigations for suspicion of major violations; (v) if, in recent three years, directors, supervisors, or senior executives have been subject to administrative punishments for severe violations, or are currently under judicial investigations for suspicion of criminal offenses or under investigations for suspicion of major violations; or (vi) other circumstances as prescribed by the State Council. The Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) require that where an issuer makes an application for initial public offering and listing in an overseas market, the filing entity shall submit to the CSRC filing documents, which include but are not limited to those specified below, within 3 working days after such application is submitted: (i) filing reports and associated undertakings; (ii) regulatory opinions, filings or approval and related documents issued by competent industry authorities (where applicable); (iii) opinions issued by competent authorities on security assessment and review of the issuer (where applicable); (iv) legal opinions provided by a domestic law firm; and (v) a prospectus. For violations of these provisions or measures, the CSRC and other competent authorities under the State Council may impose administrative regulatory measures, such as order for correction, regulatory talks and warning letters, proportionate to the severity of the violations, and may pursue legal liability in accordance with law. As of the date of this annual report, it is still uncertain when the final versions of these new provisions and measures will be issued and take effect, how they will be enacted, interpreted or implemented, and whether they will affect us.

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

Regulations on Operations and Facilities

Street, Drainage and Building Act 1974

The Street, Drainage and Building Act 1974, or the Street, Drainage and Building Act, requires a principal submitting person to issue a certificate of completion and compliance in accordance with the time, manner and procedure for the issuance of the certificate of completion and compliance as prescribed under the Street, Drainage and Building Act or the by-laws made thereunder. Any person who occupies or permits to be occupied any building or any part thereof without such certificate, shall be liable on conviction to a fine of up to MYR250,000 (US$58,140) and/or to imprisonment for a term of up to ten years.

Fire Services Act 1988

The Fire Services Act 1988, or the Fire Services Act, provides, among others, for the protection of persons and property from fire risks or emergencies. Under the Fire Services Act, every designated premises under the Fire Services (Designated Premises) Order 1998 shall require a fire certificate issued by the Director General of Fire and Rescue. The fire certificate is renewable annually. Where there is no fire certificate in force in respect of any designated premises, the owner of the premises shall be liable on conviction to a fine of up to MYR50,000 (US$11,628) and/or to imprisonment for a term of up to five years.

Occupational Safety and Health Act 1994

Pursuant to the Occupational Safety and Health Act 1994, or the OSHA, which is administered by the Department of Occupational Safety and Health, employers have a duty to ensure, so far as is practicable, the safety, health, and welfare at work of their employees.

The OSHA also requires, among others, an employer to: (i) formulate safety and health policy; and (ii) notify the nearest occupational safety and health office of any accident, dangerous occurrence, occupational poisoning or occupational disease which has occurred or is likely to occur at the place of work. Depending on the offenses, an employer who fails to comply with a provision under the Occupational Safety and Health Act may be punishable with a maximum fine of up to MYR50,000 (US$11,628) and/or imprisonment for a maximum term of up to five years. For certain offenses, the employer may even be liable to a further fine for each day during which the offense continues after the conviction.

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

Depending on the offenses, non-compliance with a provision under Environmental Quality Act may be punishable with a maximum fine of up to MYR500,000 (US$116,279) and/or imprisonment for a maximum term of up to five years. For certain offenses, the offender may be liable to a further fine for each day during which the offense continues after the conviction.

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

Depending on the offences, non-compliance with a provision under the ESA may be punishable with a maximum fine of up to MYR5,000,000 (US$1,162,791) and/or imprisonment for a maximum term of up to ten years. For certain offences, the offender may be liable to a further fine for each day during which the offence continues after the conviction.

Control of Supplies Act 1961

The Control of Supplies Act 1961 or the CSA relates to the control and rationing of supplies and is enforced by the Ministry of Domestic Trade and Consumer Affairs. The CSA limits wholesale or retail dealing in any controlled article unless a person holds such licenses or permits, as the regulations may prescribe.

Under the Control of Supplies Regulations 1974 or the CSR, a wholesaler is not permitted to sell scheduled articles in which he is authorised to deal by wholesale to any person other than to a wholesaler or retailer authorised to deal in such scheduled article by wholesale or retail, unless: (i) he is authorized in writing by the Controller of Supplies to sell the scheduled article to any purchaser or class of purchasers; or (ii) the purchaser is authorized in writing by the Controller to purchase such scheduled articles. “Scheduled article” means any article which is a controlled article as defined in the CSA which is specified in Part I of the Schedule in the CSR, and includes diesel fuel, kerosene and liquefied petroleum gas.

Depending on the offences, non-compliance with a provision under the CSA may be punishable with a maximum fine of up to MYR5,000,000 (US$1,162,791) and/or imprisonment for a maximum term of up to five years.

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

Depending on the offences, non-compliance with a provision under the FMA may be punishable with a maximum fine of up to MYR250,000 (US$58,140) and/or imprisonment for a maximum term of up to five years. For certain offences, the offender may be liable to a further fine for each day during which the offence continues after the conviction.

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

The Employment Act defines an employee as a person:

•	irrespective of his occupation, who has entered into a contract of service with an employer under which such person’s wages do not exceed MYR2,000 (US$465) per month; or
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

Employees Provident Fund Act 1991

The Employees Provident Fund Act 1991, or the Employees Provident Fund Act, provides for the law relating to a scheme of savings for employees’ retirement. Under the Employees Provident Fund Act, both employers and employees shall pay monthly contributions based on the amount of wages received by the employee at the rate set out in the Employees Provident Fund Act. Any person being an employer who fails to pay any contributions which he is liable under the Employees Provident Fund Act to pay in respect of or on behalf of any employee in respect of any month shall be guilty of an offense and shall, on conviction, be liable to a fine of up to MYR10,000 (US$2,326) and/or to imprisonment for a term of up to three years. Where any contributions remain unpaid by a company, the directors of that company (including the directors during the period the contributions were liable to be paid), shall together with the company be jointly and severally liable for payment of the contributions.

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

By the Minimum Wages Order 2020, or the Minimum Wages Order, effective February 1, 2020, the minimum wage for employees in Malaysia whose place of employment is within the city council or municipal council areas as specified in the Schedule of the Minimum Wages Order is MYR1,200 (US$279) a month. The minimum wage for employees whose place of employment is in any areas other than those city council or municipal council specified in the Schedule is MYR1,100 (US$256) a month. The media has reported the Prime Minister’s announcement of an increase of the national minimum wage to MYR1,500 (US$349) a month applicable nationwide for companies in the private sector which has five employees or more, effective from 1 May 2022 but as at 25 April 2022, the implementation has not been gazetted which is required before it is legally enforceable. An employer’s failure to comply with the minimum wage requirement may result in a fine of not more than MYR10,000 (US$2,326) for each employee. The Malaysian court may also order the employer to pay each employee the difference between statutory minimum wages and the employee’s basic wages paid by the employer to the employee, including outstanding differences and other payments accrued from the calculation of wages.

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

Pembangunan Sumber Manusia Berhad Act 2001

The Pembangunan Sumber Manusia Berhad Act 2001, or the HRDF Act, provides for the imposition and collection of a human resources development levy for the purpose of promoting the training and development of employees, apprentices and trainees, the establishment and the administration of the Human Resource Development Fund by Pembangunan Sumber Manusia Berhad. The HRDF Act requires every employer to whom the HRDF Act applies, which includes employers in the information system sector that employ ten or more employees, to register with Pembangunan Sumber Manusia Berhad. The HRDF Act requires relevant employers to pay a human resource development levy in respect of each of its employees at the rate of one per centum of the monthly wages of the employee. Failure to pay levy is an offense and the relevant employer may be liable to a fine of up to MYR20,000 (US$4,651) and/or to imprisonment for a term of up to two years.

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

By a series of notices issued by BNM, BNM has granted certain permissions in respect of some of the said prohibited transactions, albeit in some cases, subject to certain conditions being fulfilled. This includes permission for a non-resident to repatriate funds from Malaysia, including any income earned or proceeds from divestment of ringgit asset, provided that the repatriation is made in foreign currency and the conversion of ringgit into foreign currency is undertaken in accordance with the notices issued by BNM.

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

Breach of any of the provisions in the Communications and Multimedia Act may render a person liable, upon conviction, to a fine ranging between MYR50,000 (US$11,628) to MYR500,000 (US$116,279) or imprisonment term of one to five years, or both.

The Communications and Multimedia Act is under the regulatory purview of the Malaysian Communications and Multimedia Commission, or the MCMC.

MCMC Technical Code on Specification for Green Data Centers

Pursuant to section 95 of the Communications and Multimedia Act, the MCMC registered and issued the Technical Code on Specification for Green Data Centers, or the Technical Code, which is the voluntary industry code developed by the technical standards forum of the industry, in order to provide the minimum requirements and best practices for green data centers (i.e. server facilities utilizing energy-

efficient technologies) and establishing policies, systems and processes to improve the energy efficiency of data centers and at the same time reducing the carbon footprint of the industry.

The Technical Code is developed as a guidance for private, government and commercial data centers.

Compliance with the Technical Code is not mandatory, unless specifically directed by the MCMC (section 98 and section 99 of the Communications and Multimedia Act). Compliance with the Technical Code also acts as a legal defense against any prosecution, action or proceeding of any nature, whether in a court or otherwise, regarding a matter dealt with in the Technical Code (section 98(2) of the Communications and Multimedia Act). Failure to comply with a direction of the MCMC to comply with the Technical Code may render the person liable, upon conviction, to a fine not exceeding MYR200,000 (US$46,512).

Computer Crimes Act 1997

The Computer Crimes Act 1997 provides for offenses relating to the misuse of computers and criminalizes the act of gaining unauthorized access into computers or networks, spreading of malicious codes, such as viruses, worms and Trojan horses, unauthorized modification of any program or data on a computer as well as wrongful communication of any means of access to a computer to an unauthorized person. Depending on the type of offense committed, the fine for a convicted offense ranges from MYR25,000 (US$5,814) to MYR150,000 (US$34,884) or imprisonment term of three to ten years, or both.

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

Regulations on COVID-19

Prevention and Control of Infectious Diseases Act 1988

The Prevention and Control of Infectious Diseases Act 1988, or the Prevention and Control of Infectious Diseases Act, and its subsidiary legislations provide for laws relating to the prevention and control of infectious diseases in Malaysia including empowering the Minister of Health to declare closure of business premises, movement restrictions and compliance with stringent standard operating procedures. The Malaysian government has from time to time imposed and may in the future impose different degrees of travel restriction and lockdown orders on different states depending on the COVID-19 situation in Malaysia. However, since 1 April 2022, the government announced that Malaysia has entered a “Transition to Endemic” phase and most travel and business operation restrictions have been lifted.

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

The Temporary Measures COVID-19 Act provides that the inability of any party or parties to perform any contractual obligation (arising from any of the categories of contracts specified in the schedules to the Temporary Measures COVID-19 Act) between March 18, 2020 and October 22, 2022 due to measures prescribed, made or taken under the Prevention and Control of Infectious Diseases Act to control or prevent the spread of COVID-19, shall not give rise to the other party or parties exercising his or their rights under such contracts. Notwithstanding this, any contract terminated, any deposit or performance bond forfeited, any damages received, any legal proceedings, arbitration or mediation commenced, any judgment or award granted and any execution carried out for the period from March 18, 2020 until October 23, 2020 shall be deemed to have been validly terminated, forfeited, received, commenced, granted or carried out.

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

In terms of Press Note 3 of 2020, dated April 17, 2020, issued by the Department for Promotion of Industry and Internal Trade, Government of India, all investments under the foreign direct investment route by entities of a country which shares land border with India or where the beneficial owner of an investment into India is situated in or is a citizen of any such country will require prior approval of the Government of India. Further, in the event of transfer of ownership of any existing or future foreign direct investment in an entity in India, directly or indirectly, resulting in the beneficial ownership falling within the aforesaid restriction/purview, such subsequent change in the beneficial ownership will also require approval of the Government of India. Furthermore, on April 22, 2020, the Ministry of Finance, Government of India has also made similar amendment to the FEMA Non-Debt Rules. Furthermore, on December 8, 2020, the Ministry of Finance, Government of India, by way of another amendment to the FEMA Non-Debt Rules clarified that, a multilateral bank or fund, of which India is a member, will not be treated as an entity of a particular country nor will any country be treated as the beneficial owner of the investments of such bank or fund in India. While the term “beneficial owner” is defined under the Prevention of Money-Laundering

(Maintenance of Records) Rules, 2005, the General Financial Rules, 2017 and the Master Direction – Know Your Customer (KYC) Directions, 2016 issued by the Reserve Bank of India, and the term “significant beneficial owner” is defined under the Companies (Significant Beneficial Owners) Rules, 2018, neither the Consolidated FDI Policy, 2020 nor the  FEMA Non-Debt Rules currently provide a definition of the term “beneficial owner.” While it is possible that clarifications may come forth from the Government of India in future in this regard, there is no assurance of the same and in absence thereof, the ambiguity regarding the interpretation of “beneficial owner” under Press Note 3 of 2020 and enforcement of this regulatory change would continue. Further, there is uncertainty regarding the timeline within which the said approval from the Government of India may be obtained, if at all.

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

(4)

The twenty-two subsidiaries are Huailai Qinhuai Data Technology Co., Ltd., Huailai Qinhuai Data Science and Technology Co., Ltd., Huailai Qinxin New Energy Co., Ltd., Huailai Sidahui Data Co., Ltd., Huailai Sidayuan Data Co., Ltd., Huailai Sidage Data Co., Ltd., Huailai Sidake Data Co., Ltd., Huailai Sidarui Data Co., Ltd., Huailai Sidasheng Data Co., Ltd., Huailai Sidaming Data Co., Ltd., Huailai Sidayu Data Co., Ltd., Huailai Sidazhi Data Science and Technology Co., Ltd., Huailai Sidadong Data Co., Ltd., Huailai Sidazheng Data Co., Ltd., Huailai Sidahua Data Co., Ltd., Beijing Zhonghuanyutong Architectural Design Co., Ltd., Huailai Sidaduo Data Co., Ltd., Huailai Sidaxin Data Co., Ltd., Huailai Sidahao Data Co., Ltd., Huailai Sidajun Data Co., Ltd., Huailai Sidaqi Data Co., Ltd. and Huailai Sidashi Data Co., Ltd., all of which are wholly-owned by Hebei Stack Data Technology Investment Co., Ltd.

(5)

The eight subsidiaries are Datong Qinling Information Science and Technology Co., Ltd., Huailai Qinyuan Information Science and Technology Co., Ltd., Huailai Qinrui Information Science and Technology Co., Ltd., Huailai Qinsang Information Science and Technology Co., Ltd., Huailai Sida Data Science and Technology Co., Ltd., Jiangsu Qintong Data Science and Technology Co., Ltd., Shanghai Qingang Data Science and Technology Co., Ltd. and Zhangjiakou Qinming Information Science and Technology Co., Ltd., all of which are wholly-owned by Hebei Qinshu Information Science and Technology Co., Ltd. to hold or obtain VATS licenses.

(6)

The five subsidiaries are Jiangsu Sidage Data Science and Technology Co., Ltd., Nantong Sidake Data Co., Ltd., Chindata (Jiangsu) Science and Technology Co., Ltd., Nantong Sidajie Information Technology Co., Ltd. and Nantong Sidayun Information Technology Co., Ltd., all of which are wholly-owned by Nantong Stack Data Technology Co., Ltd.

(7)

The sixteen subsidiaries are Datong Sidake Data Co., Ltd., Datong Qinneng New Energy Co., Ltd., Datong Qinxin New Energy Co., Ltd., Chindustry Property Management Service Shanxi Co., Ltd., Chindata (Qingyang) Science and Technology Co., Ltd., Datong Sidage Data Co., Ltd., Datong Sidayun Data Co., Ltd., Datong Sidahao Data Co., Ltd., Datong Sidachen Data Co., Ltd., Datong Sidawen Data Co., Ltd. , Datong Sidayu Data Co., Ltd., Datong Qinhuai Data Co., Ltd., Datong Sidatai Data Co., Ltd., Datong Sidaying Data Co., Ltd., Datong Sidayi Data Co., Ltd. and Datong Sidajing Data Co., Ltd., all of which are wholly-owned by Datong Qinshu Information Technology Co., Ltd.

(8) The three subsidiaries are Sidake Data Science and Technology (Shanghai) Co., Ltd., Hainan Qinhai Management Consulting Co., Ltd. and Chindata (Shanghai) Data Science and Technology Co., Ltd., all of which are wholly-owned by Sidage Investment (Shanghai) Co., Ltd.

(9)

The thirteen subsidiaries are Zhangjiakou Sinan Data Co., Ltd., Zhangjiakou Siyue Data Co., Ltd., Chindata (Hebei) Co., Ltd., Hebei Qin Shu Equipment Manufacturing Co., Ltd., Zhangjiakou Siheng Data Co., Ltd., Zhangjiakou Sidong Data Co., Ltd., Zhangjiakou Sixu Data Co., Ltd., Langfang Sizhe Data Co., Ltd., Huailai Huizhi Construction Co., Ltd., Beijing Qinchuang Engineering Project Management Co., Ltd., Xinkai Cloud Computing (Tianjin) Co., Ltd., Tianjin Xinxun Data Co., Ltd. and Zhangjiakou Siyun Data Co., Ltd., all of which are wholly-owned by Zhangjiakou Sidake Data Co., Ltd.

(10)	The two subsidiaries are Bridge Data Centres Malaysia III Sdn. Bhd. and Bridge Data Centres Malaysia IV Sdn. Bhd., both of which are wholly-owned by Bridge Data Centres Malaysia Holdings III Sdn. Bhd.
(11)

The remaining 0.16% equity interst of Bridge Data Centres Holdings (Thailand) Ltd. is held by Bridge Data Centres (International) Pte Ltd. and BDC Singpore Holdco Pte. Ltd., both of which are wholly-owned subsidiaries of BC Asia Investments V Limited, as to 0.08% and 0.08%, respectively.

(12)	The remaining 0.02% equity interest of Bridge Data Centres (Thailand) Ltd. is held by BDC Singpore Holdco Pte. Ltd., which is a wholly-owned subsidiary of BC Asia Investments V Limited.

Risks Relating to our VIEs and China Operations

We are subject to risks and uncertainties relating to our corporate structure, including, but not limited to, the following:

•

Chindata Group Holdings Limited is a Cayman Islands holding company primarily operating in China through its subsidiaries and contractual arrangements with our VIEs. Investors in the ADSs thus are not purchasing, and may never directly hold, equity interests in our VIEs. There are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to such agreements that establish the VIE structure for the majority of our and our VIEs’ operations in China, including potential future actions by the PRC government, which could affect the enforceability of our contractual arrangements with our VIEs and, consequently, significantly affect the financial condition and results of operations of our Company. If the PRC government finds such agreements non-compliant with relevant PRC laws, regulations, and rules, or if these laws, regulations, and rules or the interpretation thereof change in the future, we could be subject to severe penalties or be forced to relinquish our interests in our VIEs or forfeit our rights under the contractual arrangements;

•

The PRC government has significant authority to exert influence on the China operations of an offshore holding company, such as us. Therefore, investors in the ADSs and our and our VIEs’ business face potential uncertainty from the PRC government’s policy. Changes in China’s economic, political or social conditions, or government policies could materially and adversely affect our and our VIEs’ business, financial condition, and results of operations;

•

We and our VIEs are subject to extensive and evolving legal development, non-compliance with which, or changes in which, may materially and adversely affect our and our VIEs’ business and prospects, and may result in a material change in our and our VIEs’ operations and/or the value of our ADSs or could significantly limit or completely hinder our and our VIEs’ ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless;

•

We face challenges from the evolving regulatory environment regarding cybersecurity, information security, privacy and data protection, and user attitude toward data privacy and protection. Many of these laws and regulations are subject to change and uncertain interpretation, and any actual or alleged failure to comply with data privacy and protection laws and regulations could materially and adversely affect our business and results of operations;

•	The PRC government’s oversight over our and our VIEs’ business operations could result in a material adverse change in our and our VIEs’ operations and the value of our ADSs;
•

Uncertainties in the PRC legal system and the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us, significantly limit or completely hinder our ability to offer or continue to offer our ADSs, cause significant disruption to our and the consolidated VIEs’ business operations, and severely damage our and the consolidated VIEs’ reputation, which would materially and adversely affect our and the consolidated VIEs’ financial condition and results of operations and cause our ADSs to significantly decline in value or become worthless. In addition, rules and regulations in China can change quickly with little advance notice, therefore, our assertions and beliefs of the risks imposed by the Chinese legal and regulatory system cannot be certain;

•

The approval of and filing with the CSRC or other requirements from the CSRC or other PRC government authorities may be required under PRC law in connection with our future financing activities, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing or other administrative procedures; and

•

We rely on contractual arrangements with our consolidated VIEs and their shareholders for our operations in China, which may not be as effective as direct ownership in providing operational control, and these contractual arrangements have not been tested in a court of law.

For further details on the regulatory, liquidity, and enforcement risks relating to our corporate structure and the fact that we conduct substantially all of our operations in China, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China.” You should also carefully consider other risks described under “Item 3. Key Information—D. Risk Factors” and other information contained in this annual report on Form 20-F, before you decide whether to purchase the ADSs.”

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

Exclusive Business Cooperation Agreements

Pursuant to the exclusive business cooperation agreement between our WFOE Suzhou Stack and our VIE Sitan (Beijing), our WFOE Suzhou Stack has the exclusive right to provide our VIE Sitan (Beijing) with complete business support technical and consulting services, including but not limited to technical services, management services, network support, business consultations, intellectual property licenses, equipment or office leasing, marketing consultancy, system integration, product research and development, and system maintenance. Our WFOE Suzhou Stack has the exclusive ownership of intellectual property rights created as a result of the performance of this agreement. Our VIE Sitan (Beijing) agrees not to accept any services subject to this agreement from any third party and agrees to pay our WFOE Suzhou Stack a quarterly service fee at an amount agreed by the parties considering the workload and commercial value of technical services provided to our VIE Sitan (Beijing). This agreement has an initial term of ten years and shall be automatically extended another ten years prior to the expiration of the initial term or any extended term unless our WFOE Suzhou Stack issues a written termination notice.

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

In addition to the contractual arrangements above, Stack Midco Limited entered into financial support undertaking letters with Sitan (Beijing) and Hebei Qinshu. Pursuant to the financial support undertaking letters, Stack Midco Limited undertakes to provide unlimited financial support to Sitan (Beijing) and Hebei Qinshu, to the extent permissible under the applicable PRC laws and regulations, whether or not any such operational loss is actually incurred. Stack Midco Limited will not request repayment of the loans or borrowings if our VIEs or its shareholders do not have sufficient funds or are unable to repay.

D.	Property, Plants and Equipment

Our headquarters are located at Beijing, China. We occupy approximately 6,323 sqm of office space in the aggregate in Beijing, Hebei, Shanxi, Shanghai, Jiangsu and Guangdong. We also have offices in Singapore, Mumbai, India, Cyberjaya, Malaysia, and Bangkok, Thailand which occupy approximately 408 sqm, 10 sqm, 4,136 sqm and 4 sqm of office space, respectively. We lease our premises from unrelated third parties under operating lease agreements. For a discussion of our data centers, see “—B. Business Overview—Our Data Centers.”

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our consolidated financial statements and their related notes included elsewhere in this annual report. This annual report contains forward-looking statements. See “Forward-Looking Statements” in this annual report. In evaluating our business, you should carefully consider the information provided under the caption “Item 3. Key Information—D. Risk Factors” in this annual report. We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.

For discussion of 2019 items and year-over-year comparisons between 2020 and 2019 that are not included in this annual report on Form 20-F, please refer to “Item 5. Operating and Financial Review and Prospects” found in our Form 20-F for the year ended December 31, 2020 that was filed with the Securities and Exchange Commission on April 22, 2021.

A.Operating Results

Overview

We are the leading carrier-neutral hyperscale data center solution provider in Asia-Pacific emerging markets, focusing on the China, India and Southeast Asia markets. Our data centers are highly integrated, specialized and mission-critical infrastructure used by our clients to analyze, manage and store their most important data, business systems and processes. We operated thirteen hyperscale data centers in China and one hyperscale data center in Malaysia, and were constructing seven data centers in China, three data centers in Malaysia and one data center in India as of December 31, 2021.

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

We have experienced rapid growth in recent years. We operated ten and thirteen hyperscale data centers in China as of December 31, 2020 and 2021, respectively, and one hyperscale data center in Malaysia as of each such date. Our data center capacity in service reached 291 MW as of December 31, 2020 and 440 MW as of December 31, 2021, 87% and 87% of which was contractually committed capacity, respectively. We had an additional 233 MW of capacity under construction as of December 31, 2021.

Our total revenues increased from RMB1,831.1 million in 2020 to RMB2,852.3 million (US$447.6 million) in 2021. Our net income was RMB316.4 million (US$49.7 million) in 2021, compared with net loss of RMB283.3 million in 2020. Our adjusted EBITDA was RMB852.2 million in 2020 and RMB1,418.9 million (US$222.7 million) in 2021. We derive a significant portion of revenues from our client ByteDance. In 2020 and 2021, revenues from ByteDance accounted for 81.7% and 83.2% of our total revenues, respectively.

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

In addition, the future growth of our business also depends on our ability to retain and deepen partnerships with our existing clients. We have derived in the past, and believe that we will continue to derive in the future, a significant portion of our revenues from a limited number of clients. For example, we derived revenues of RMB1,495.6 million and RMB2,374.3 million (US$372.6 million) from ByteDance, a leading technology company, accounting for 81.7% and 83.2% of our total revenues in 2020 and 2021, respectively. ByteDance typically signs hyperscale data center service contracts with us for a term of ten years. For a summary of the material terms of our contracts with ByteDance, see “Item 4. Information on the Company—B. Business Overview—Our Clients and Client Ecosystem Development—Material Terms of ByteDance Hyperscale Data Center Agreements.”

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

Ability to Develop and Operate Additional Hyperscale Data Centers

The growth of our business depends on our ability to successfully develop and operate additional hyperscale data centers to satisfy the growing capacity needs from our clients. We will continue to secure locations for new data centers based on our site selection strategies. We strive to maintain fast delivery times for new data center capacity to quickly satisfy to our clients’ growing demand. Historically, we have been able to deliver a data center with 36 MW of capacity in China within six months of breaking ground at the site.

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

Key Components of Results of Operations

Revenues

The following table sets forth a breakdown of our revenues, in absolute amounts and as percentages of total revenues, for the periods indicated:

	For the Year Ended December 31,
	2020		2021
	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Revenues:
Colocation services
Third parties	1,618,857	88.4	2,649,371	415,744	92.9
Related party	83,054	4.5	—	—	—
Sub-total	1,701,911	92.9	2,649,371	415,744	92.9
Colocation rental	124,991	6.8	114,681	17,996	4.0
Others	4,175	0.3	88,225	13,844	3.1
Total Revenues	1,831,077	100.0	2,852,277	447,584	100.0

We derive our revenues primarily from data center colocation services and data center colocation rental.

Colocation Services

•

Revenues from third parties.    Revenues from third parties consists of revenues from colocation services provided at our hyperscale data centers in China and certain of our wholesale data centers in China.

•

Revenues from a related party.    Revenues from a related party in 2020 represents revenues from colocation services provided to Wangsu for the period from January 1, 2020 to October 2, 2020. Wangsu was a controlling shareholder of Chindata Xiamen prior to the combination and is a company controlled by Mr. Chengyan Liu, one of our principal shareholders before our initial public offering. Wangsu ceased to be a related party after our completion of the initial public offering on October 2, 2020. We made payments to Wangsu for purchases with respect to our colocation services at data centers, such as bandwidth costs and fees for server cabinets. In accordance with applicable accounting standards, a portion of such payments to Wangsu were accounted for as a reduction to our revenues from Wangsu.

Colocation Rental

Revenues from colocation rental consist of income from renting out data center space at our hyperscale data center in Malaysia to our clients for housing servers and other IT equipment.

Others

Other revenues primarily consist of proceeds we receive from fit-out, construction services and other services.

In 2020, 86.7% of our total revenues were generated from hyperscale data centers, and the remaining 13.3% from our wholesale and retail data centers. In 2021, 94.7% of our total revenues were generated from hyperscale data centers, and the remaining 5.3% from our wholesale and retail data centers.

Cost of Revenues

The following table sets forth the components of our cost of revenues, in absolute amounts and as percentages of total cost of revenues, for the periods indicated:

	For the Year Ended December 31,
	2020		2021
	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Cost of revenues:
Colocation services	(960,586)	(87.5)	(1,446,544)	(226,994)	(87.5)
Colocation rental	(135,160)	(12.3)	(125,188)	(19,645)	(7.6)
Others	(2,550)	(0.2)	(80,932)	(12,700)	(4.9)
Total cost of revenues(1)	(1,098,296)	(100.0)	(1,652,664)	(259,339)	(100.0)

Notes:

(1)	Share-based compensation expenses were allocated as follows:

	For the Year Ended December 31,
	2020	2021
	RMB	RMB	US$
	(in thousands)
Cost of revenues	32,990	6,170	968
Selling and marketing expenses	21,691	13,562	2,128
General and administrative expenses	295,165	100,992	15,848
Total share-based compensation expenses	349,846	120,724	18,944

In addition, the Company capitalized RMB20,127 in costs of the share options granted to the construction employees as construction in progress for the year ended December 31, 2020. Capitalized share-based compensation cost was immaterial for the year ended December 31, 2021.

Our cost of revenues primarily consists of (i) utility fees, (ii) depreciation of property and equipment, (iii) bandwidth costs, (iv) rental costs, (v) salaries and benefits for our employees directly involved in revenue generation activities, (vi) other expenses directly attributable to the provision of services and (vii) other costs. Utility costs primarily comprise power costs for our data centers. Depreciation of property and equipment primarily relates to depreciation of data center property and equipment, such as buildings, power, network and cooling equipment and other long-lived assets.

Operating Expenses

The following table sets forth the breakdown of our operating expenses, in absolute amounts and as percentages of total operating expenses, for the periods indicated:

	For the Year Ended December 31,
	2020		2021
	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Operating expenses:
Selling and marketing expenses(1)	(99,092)	(14.1)	(89,654)	(14,069)	(17.1)
General and administrative expenses(1)	(564,286)	(80.1)	(359,470)	(56,409)	(68.5)
Research and development expenses	(41,175)	(5.8)	(75,344)	(11,823)	(14.4)
Total operating expenses	(704,553)	(100.0)	(524,468)	(82,301)	(100.0)

____________

Notes:

(1)	Share-based compensation expenses were allocated as follows:

In addition, the Company capitalized RMB20,127 in costs of the share options granted to the construction employees as construction in progress for the year ended December 31, 2020. Capitalized share-based compensation cost was immaterial for the year ended December 31, 2021.

Selling and Marketing Expenses

Selling and marketing expenses primarily consist of (i) labor cost (including share-based compensation) for our selling and marketing personnel, (ii) business development and promotion expenses, (iii) office and traveling expenses and (iv) amortization of customer relationship.

General and Administrative Expenses

General and administrative expenses primarily consist of (i) labor costs (including share-based compensation) for management and administrative personnel, (ii) depreciation and amortization, (iii) office and traveling expenses, (iv) professional fees and (v) other fees. Depreciation relates primarily to our office equipment and facilities used by our management and staff in the administrative department. Professional fees primarily consist of expenses for legal, accounting and consulting services.

Research and Development Expenses

Research and development expenses primarily consist of salaries and benefits for our research and development personnel and third-party service provider costs.

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

Chindata (Hebei) Co., Ltd. obtained High and New Technology Enterprise, or HNTE, status for a period from 2018 to 2020. It can enjoy a preferential tax rate of 15% for enterprise income tax to the extent it has taxable income under the PRC Enterprise Income Tax Law and meets the HNTE criteria during this three-year period. It will enjoy the 15% preferential tax rate as long as it re-applies for and obtains the HNTE status every three years and meets the HNTE criteria during each three-year period. In 2021, Chindata (Hebei) Co., Ltd. submitted the HNTE renewal applications and is anticipated to obtain the renewed HNTE certificate and enjoy the preferential income tax rate of 15% for three years from 2021 to 2023. Datong Qinhuai Data Co., Ltd. has passed HNTE qualification assessment and is anticipated to be recognized as a HNTE in year 2021, which can be entitled to the preferential income tax rate of 15% for three years from 2021 to 2023.

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

Malaysia

The domestic statutory corporate income tax rate in Malaysia is generally 24% save in the following circumstances:

(i)

Small Medium Companies a resident company with a paid-up capital of RM2.5 million and lesser at the beginning of the basis period for a year of assessment and gross income not exceeding RM50 million from business sources for the basis period for that year of assessment is subject to the following income tax rate:

(a)	17% for every ringgit of the first RM600,000 of chargeable income; and

(b)	24% for every ringgit exceeding RM600,000 of chargeable income.

(ii)

One Off Prosperity Tax on Companies with income exceeding RM100 million for year of assessment 2022 a resident company with a chargeable income exceeding RM100 million for the year of assessment 2022 will be subject to the following income tax rate for the year of assessment of 2022:

(a)	24% for every ringgit of the first RM100 million; and

(b)	33% for every ringgit in excess of RM100 million.

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

	For the Year Ended December 31,
	2020		2021
	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Revenues:
Colocation services
Third parties	1,618,857	88.4	2,649,371	415,744	92.9
Related party	83,054	4.5	—	—	—
Sub-total	1,701,911	92.9	2,649,371	415,744	92.9
Colocation rental	124,991	6.8	114,681	17,996	4.0
Others	4,175	0.3	88,225	13,844	3.1
Total revenues	1,831,077	100.0	2,852,277	447,584	100.0
Cost of revenues:
Colocation services	(960,586)	(52.5)	(1,446,544)	(226,994)	(50.7)
Colocation rental	(135,160)	(7.4)	(125,188)	(19,645)	(4.4)
Others	(2,550)	(0.1)	(80,932)	(12,700)	(2.8)
Total cost of revenues(1)	(1,098,296)	(60.0)	(1,652,664)	(259,339)	(57.9)
Gross profit	732,781	40.0	1,199,613	188,245	42.1
Operating expenses:
Selling and marketing expenses(1)	(99,092)	(5.4)	(89,654)	(14,069)	(3.1)
General and administrative expenses(1)	(564,286)	(30.8)	(359,470)	(56,409)	(12.6)
Research and development expenses	(41,175)	(2.3)	(75,344)	(11,823)	(2.7)
Total operating expenses	(704,553)	(38.5)	(524,468)	(82,301)	(18.4)
Operating income	28,228	1.5	675,145	105,944	23.7
Interest income	27,616	1.5	58,607	9,197	2.1
Interest expense	(238,384)	(13.0)	(294,978)	(46,288)	(10.3)
Foreign exchange loss	(3,548)	(0.2)	(4,726)	(742)	(0.2)
Changes in fair value of financial instruments	(12,717)	(0.7)	12,605	1,978	0.4
Others, net	(17,201)	(0.9)	24,183	3,795	0.8
(Loss) income before income taxes	(216,006)	(11.8)	470,836	73,884	16.5
Income tax expense	(67,339)	(3.7)	(154,416)	(24,231)	(5.4)
Net (loss) income	(283,345)	(15.5)	316,420	49,653	11.1

____________

Notes:

(1)      Share-based compensation expenses were allocated as follows:

	For the Year Ended December 31,
	2020	2021
	RMB	RMB	US$
	(in thousands)
Cost of revenues	32,990	6,170	968
Selling and marketing expenses	21,691	13,562	2,128
General and administrative expenses	295,165	100,992	15,848
Total share-based compensation expenses	349,846	120,724	18,944

In addition, the Company capitalized RMB20,127 in costs of the share options granted to the construction employees as construction in progress for the year ended December 31, 2020. Capitalized share-based compensation cost was immaterial for the year ended December 31, 2021.

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020

Revenues

Our total revenues increased from RMB1,831.1 million in 2020 to RMB2,852.3 million (US$447.6 million) in 2021, primarily driven by the robust growth of the Company’s colocation services.

Revenues from our colocation services increased from RMB1.7 billion in 2020 to RMB2.6 billion (US$415.7 million) in 2021, primarily due to growth of our business.

Revenues from colocation rental were RMB125.0 million in 2020, and remained relatively stable at RMB114.7 million (US$18.0 million) in 2021.

Other revenues increased from RMB4.2 million in 2020 to RMB88.2 million (US$13.8 million) in 2021, primarily due to increase of revenues incurred in relation to construction of buildings for data centers owned by our client.

Cost of Revenues

Our cost of revenues increased by 50.5% from RMB1,098.3 million in 2020 to RMB1,652.7 million (US$259.3 million) in 2021, primarily due to increases in utility costs and depreciation and amortization expenses.

Cost of revenues from colocation services in China increased from RMB960.6 million in 2020 to RMB1,446.5 million (US$227.0 million) in 2021, primarily due to increase in utility costs and depreciation expenses. Cost of revenues from colocation services in 2021 primarily consisted of (i) utility costs of RMB791.0 million (US$124.1 million) and (ii) depreciation costs of RMB528.9 million (US$83.0 million).

Cost of revenues from colocation rental from our overseas data center business decreased by 7.4% from RMB135.2 million in 2020 to RMB125.2 million (US$19.6 million) in 2021, primarily due to decrease in depreciation expenses.

Other cost of revenues increased from RMB2.6 million in 2020 to RMB80.9 million (US$12.7 million) in 2021, primarily due to increase of cost of revenues incurred in relation to construction of buildings for data centers owned by our client.

Operating Expenses

Our operating expenses decreased from RMB704.6 million in 2020 to RMB524.5 million (US$82.3 million) in 2021, primarily due to decreases in share-based compensation and one-off management consulting fee.

Selling and Marketing Expenses

Our selling and marketing expenses decreased from RMB99.1 million in 2020 to RMB89.7 million (US$14.1 million) in 2021, primarily due to decreases in share-based compensation expenses. Our selling and marketing expenses in 2021 primarily consisted of (i) amortization of intangible assets of RMB41.7 million (US$6.5million), (ii) share-based compensation expenses of RMB13.6 million (US$2.1 million), and (iii) advertising expenses of RMB10.2 million (US$1.6million).

General and Administrative Expenses

Our general and administrative expenses decreased from RMB564.3 million in 2020 to RMB359.5 million (US$56.4 million) in 2021, primarily due to decreases in share-based compensation expenses, management consulting services fee related to IPO and employee benefit expenses. Our general and administrative expenses in 2021 primarily consisted of (i) share-based compensation expense of RMB101.0 million (US$15.8 million), (ii) personnel costs of RMB110.0 million (US$17.3 million), and (iii) professional fee of RMB76.2 million (US$12.0 million).

Research and Development Expenses

Our research and development expenses increased from RMB41.2 million in 2020 to RMB75.3 million (US$11.8 million) in 2021, primarily due to increase in personnel costs. Our research and development expenses in 2021 primarily included personnel costs of RMB72.0 million (US$11.3 million) in such period.

Interest Income

Our interest income increased from RMB27.6 million in 2020 to RMB58.6 million (US$9.2 million) in 2021, primarily due to increase of bank financial products in cash and cash equivalents and short-term investments.

Interest Expense

Our interest expense increased from RMB238.4 million in 2020 to RMB295.0 million (US$46.3 million) in 2021, primarily due to increase of long-term bank loans.

Changes in Fair Value of Financial Instruments

We had fair value loss of financial instruments of RMB12.7 million in 2020. We recorded a fair value income of RMB12.6 million (US$2.0 million) in 2021, primarily due to the changes in fair value of forward exchange rate contracts and certain short-term investments.

Loss (Income) Before Income Taxes

As a result of the foregoing, we had income before income taxes of RMB470.8 million (US$73.9 million) in 2021, compared to loss before income taxes of RMB216.0 million in 2020.

Income Tax Expense

We had income tax expense of RMB67.3 million in 2020 and income tax expense of RMB154.4 million (US$24.2 million) in 2021, primarily due to the increase in income before taxes of certain of our PRC subsidiaries.

Net (Loss) Income

As a result of the foregoing, our net income was RMB316.4 million (US$49.7 million) in 2021, compared with net loss of RMB283.3 million in 2020.

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

We define adjusted EBITDA as net (loss) income excluding interest income and expenses, income tax expenses, depreciation and amortization, share-based compensation, management consulting services fee incurred to affiliates of the Bain Capital Entities and certain of our shareholders, changes in fair value of financial instruments, foreign exchange loss, and non-cash operating lease cost relating to prepaid land use rights. Adjusted EBITDA margin represents adjusted EBITDA as a percentage of total revenues. Adjusted net income is defined as net (loss) income excluding share-based compensation, management consulting services fee, and depreciation and amortization of property and equipment and intangible assets resulting from business combination, as adjusted for the tax effects on Non-GAAP adjustments. We believe that these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating our operating results. These non-GAAP financial measures eliminate the impact of items that we do not consider indicative of the performance of our business. While we believe that these non-GAAP financial measures are useful in evaluating our business, this information should be considered as supplemental in nature and is not meant as a substitute for the related financial information prepared in accordance with U.S. GAAP.

The table below presents reconciliations of adjusted EBITDA to net (loss) income, the most directly comparable U.S. GAAP financial measure, as well as adjusted EBITDA margin, for the periods indicated.

	For the Year Ended December 31,
	2020	2021
	RMB	RMB	US$
	(in thousands, except for percentages)
Net (loss) income	(283,345)	316,420	49,653
Add: Depreciation & amortization(1)	415,692	595,107	93,385
Add: Net interest expenses	210,768	236,371	37,091
Add: Income tax expenses	67,339	154,416	24,231
Add: Share-based compensation	349,846	120,724	18,944
Add: Management consulting services fee	72,757	—	—
Add: Changes in fair value of financial instruments	12,717	(12,605)	(1,978)
Add: Foreign exchange loss	3,548	4,726	742
Add: Non-cash operating lease cost relating to prepaid land use rights	2,860	3,709	582
Adjusted EBITDA	852,182	1,418,868	222,650
Adjusted EBITDA margin	46.5%	49.7%	49.7%

____________

Notes:

(1)	Before the deduction of government grants.

The table below presents reconciliations of adjusted net (loss) income to net loss and adjusted net income margin, for the periods indicated.

	For the Year Ended December 31,
	2020	2021
	RMB	RMB	US$
	(in thousands, except for percentages)
Net (loss) income	(283,345)	316,420	49,653
Add: Depreciation and amortization of property and equipment and intangible assets resulting from business combination	49,424	48,945	7,681
Add: Share-based compensation	349,846	120,724	18,944
Add: Management consulting services fee	72,757	—	—
Add: Tax effects on non-GAAP adjustments (1)	(13,832)	(8,840)	(1,387)
Adjusted Net Income	174,850	477,249	74,891
Adjusted Net Income margin	9.5%	16.7%	16.7%

Notes:

(1)

Tax effects on non-GAAP adjustments primarily comprised of tax effects relating to depreciation and amortization of property and equipment and intangible assets resulting from business combination, and management consulting services fee.

B.	Liquidity and Capital Resource

Liquidity and Capital Resources

Cash Flows and Working Capital

Our principal sources of liquidity have been from cash generated from operating activities and proceeds from our financing activities. As of December 31, 2020 and 2021, we had RMB6,705.6 million and RMB4,390.3 million (US$688.9 million) in cash and cash equivalents, respectively. Our cash, cash equivalents and restricted cash as of December 31, 2021 consisted of RMB3.28 billion (US$515.1 million) denominated in Renminbi, US$246.2 million denominated in U.S. dollars, MYR162.4 million (US$39.0 million) denominated in Malaysian Ringgit, INR1,174.9 million (US$15.8 million) denominated in Indian Rupee, THB198.6 million (US$6.0 million) denominated in Thailand Baht and SGD0.6 million (US$0.4 million) denominated in Singapore dollars. Cash and cash equivalents consist of cash on hand and time deposits or other highly liquid investments placed with banks which are unrestricted as to withdrawal or use and have original maturities of less than three months. Restricted cash primarily represent cash and cash equivalents, pledged as security for the Group’s bank loans. Our cash, cash equivalents and restricted cash are primarily denominated in Renminbi and the U.S. dollar.

As of December 31, 2021, 64.1% of our cash, cash equivalents and restricted cash were held by our consolidated entities within China, including 11.0% of our cash, cash equivalents and restricted cash held by our VIEs and their subsidiaries. The remaining 35.9% of our cash, cash equivalents and restricted cash were held by our entities outside China.

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

As a holding company with no material operations of our own, we are a corporation separate and apart from our subsidiaries and our consolidated VIEs and their subsidiaries and, therefore, must provide for our own liquidity. We conduct a substantial majority of our operations in China through our PRC subsidiaries and our consolidated VIEs. We are permitted under PRC laws and regulations to provide funding to our PRC subsidiaries through loans or capital contributions, subject to applicable regulatory approvals. We cannot assure you that we will be able to obtain these regulatory approvals on a timely basis, if at all. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of conversion of foreign currencies into Renminbi may delay or prevent us from using the proceeds of our initial public offering to make loans to our WFOEs and VIEs or to make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.” In addition, our subsidiaries in China may provide Renminbi funding to our VIEs only through entrusted loans. See “Item 4. Information on the Company—B. Business Overview—Regulations—PRC Regulations—Regulations on Foreign Exchange and Offshore Investment,” “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of conversion of foreign currencies into Renminbi may delay or prevent us from using the proceeds of our initial public offering to make loans to our WFOEs and VIEs or to make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.” and “Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds—E. Use of Proceeds.” The ability of our subsidiaries in China to make dividends or other cash payments to us is subject to various restrictions under PRC laws and regulations. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—We may rely principally on dividends and other distributions on equity paid by our WFOEs to fund any cash and financing requirements we may have, and any limitation on the ability of our WFOEs to pay dividends to us could have a material adverse effect on our ability to conduct our business.” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.”

Our Group has entered into loan agreements with various financial institutions for data center project development and working capital purpose with terms ranging from 1 to 7 years. As of December 31, 2021, we had total financing credit facilities of RMB4,503.3 million US$345.0 million and MYR248.0 million from various financial institutions, of which the unused amount was RMB400.0 million, US$30.0 million and MYR nil, respectively. As of December 31, 2021, certain bank borrowings denominated in Renminbi were secured by certain subsidiaries’ restricted cash, accounts receivable, property and equipment and land use rights with net book value of RMB54.7 million, RMB543.2 million, RMB2,666.1 million, and RMB115.0 million, respectively. Two loan facilities amounted to US$120.0 million are guaranteed by standby letters of credit of US$150,000. Others are guaranteed by our designated subsidiaries or secured by property, assets, deposits and shares of designated subsidiaries. The weighted average interest rate on short-term bank loan as of December 31, 2020 and 2021 was 7.00% and 6.82%, respectively. The weighted average interest rate on long-term bank loans as of December 31, 2020 and 2021 was 7.87% and 7.13%, respectively. Our management assessed that there was no breach of loan covenants for all of our bank borrowings as of December 31, 2020 and 2021, respectively. For further information, see Note 11 to our consolidated financial statements included elsewhere in this annual report.

The following table presents our selected consolidated cash flow data for the periods indicated.

	For the Year Ended December 31,
	2020	2021
	RMB	RMB	US$
	(in thousands)
Summary Consolidated Cash Flow Data:
Net cash generated from operating activities	664,910	1,065,505	167,202
Net cash used in investing activities	(2,769,269)	(3,952,971)	(620,307)
Net cash generated from financing activities	8,188,802	1,293,061	202,909
Exchange rate effect on cash, cash equivalents and restricted cash	(292,820)	(76,056)	(11,936)
Net increase (decrease) in cash, cash equivalents, and restricted cash	5,791,623	(1,670,461)	(262,132)
Cash, cash equivalents and restricted cash at beginning of year	1,119,840	6,911,463	1,084,559
Cash, cash equivalents and restricted cash at end of year	6,911,463	5,241,002	822,427

Operating Activities

Net cash generated from operating activities was RMB1,065.5 million (US$167.2 million) in 2021, primarily due to a net income of RMB316.4 million (US$49.7 million), adjusted for (i) depreciation and amortization of RMB587.1 million (US$92.1 million), primarily relating to our data center property and equipment and acquired customer relationships; (ii) share-based compensation expenses of RMB120.7 million (US$18.9 million) mainly related to the share awards granted, and (iii) changes in working capital. Adjustments for changes in working capital primarily consisted of (i) an increase in other non-current liabilities of RMB168.4 million (US$26.4 million), (ii) a decrease in value added taxes recoverable of RMB124.0 million (US$19.5 million), and (iii) an increase in accrued expenses and other current liabilities of RMB105.1 million (US$16.5 million), partially offset by (i) an increase in accounts receivable of RMB209.6 million (US$32.9 million) due to increase of sales, and (ii) an increase in prepayments and other current assets of RMB194.6 million (US$30.5 million).

Net cash generated from operating activities was RMB664.9 million in 2020, primarily due to a net loss of RMB283.3 million, adjusted for (i) depreciation and amortization of RMB410.7 million, primarily relating to our data center property and equipment and acquired customer relationships; (ii) share-based compensation expenses of RMB349.8 million mainly related to the share awards granted during the period, and (iii) changes in working capital. Adjustments for changes in working capital primarily consisted of (i) an increase in other non-current liabilities of RMB141.8 million, (ii) a decrease in amounts due from related parties of RMB88.9 million, and (iii) an increase in accrued expenses and other current liabilities of RMB69.1 million, partially offset by (i) an increase in accounts receivable of RMB121.9 million due to increase of sales, and (ii) a decrease in amount due to related parties of RMB61.7 million; and (iii) an increase in prepayments and other current assets of RMB38.9 million.

Investing Activities

Net cash used in investing activities was RMB3953.0 million (US$620.3 million) in 2021 primarily due to payments for purchases of property and equipment and other long-lived assets of RMB3,453.0 million (US$541.8 million) for our data center development.

Net cash used in investing activities was RMB2,769.3 million in 2020 primarily due to payments for purchases of property and equipment and intangible assets of RMB2,424.6 million for our data center development.

Financing Activities

Net cash generated from financing activities was RMB1,293.1 million (US$202.9 million) in 2021, primarily due to proceeds from long-term bank loans of RMB1,749.8 million (US$274.6 million), and proceeds from short-term bank loans of RMB266.2 million (US$41.8 million); partially offset by repayment of long-term bank loans of RMB613.3 million (US$96.2 million).

Net cash generated from financing activities was RMB8,188.8 million in 2020, primarily due to net proceeds from IPO and concurrent private placement of RMB4,871.8 million, proceeds from issuance of ordinary shares of RMB1,810.2 million, and proceeds from long-term bank loans of RMB1,743.3 million; partially offset by repayment of long-term bank loans of RMB224.9 million.

Material Cash Requirements

Our material cash requirements as of December 31, 2021 and any subsequent interim period primarily include our capital expenditures, capital expenditure commitments, long-term bank loans, operating lease commitments and finance lease commitments. Our material cash requirements, including capital expenditures, have been primarily funded by net cash provided by financing activities and net cash generated from operating activities. We will continue to make material cash requirements, including capital expenditures, to meet the expected growth of our business and expect that cash generated from our operating activities and financing activities will meet our material cash requirements needs in the foreseeable future.

Capital Expenditures

We had capital expenditures of RMB2,712.3 million in 2020 and RMB3,616.9 million (US$567.6 million) in 2021. Our capital expenditures were primarily for the purchase of property and equipment as well as land use rights.

Contractual Obligations

We have capital expenditure commitments amounting to RMB841.6 million (US$132.1 million) for the purchases of certain data center equipment and construction in progress as of December 31, 2021, which are due within one to two years.

The following table sets forth our other contractual obligations as of December 31, 2021:

	Payment Due by December 31,
	2022	2023	2024	2025	2026 and thereafter	Total
	(RMB in thousands)
Long-term bank loans	1,712,412	551,390	1,160,896	1,126,985	747,736	5,299,419
Operating lease commitments	47,220	40,303	29,955	28,426	246,815	392,719
Finance lease commitments	5,251	5,350	5,475	5,569	163,222	184,867

Our long-term bank loans (including current portion) outstanding as of December 31, 2021 bore a weighted average interest rate of 7.13% per annum.

Our leases consist of the leasing of building and office space, land, fiber optics and certain equipment.

Other than as discussed above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2021.

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

As an offshore holding company, we are permitted under PRC laws and regulations to provide funding to our PRC subsidiaries through loans or capital contributions, subject to applicable regulatory approvals. We cannot assure you that we will be able to obtain these regulatory approvals on a timely basis, if at all. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of conversion of foreign currencies into Renminbi may delay or prevent us from using the proceeds of our initial public offering to make loans to our WFOEs and VIEs or to make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.” As a result, there is uncertainty with respect to our ability to provide prompt financial support to our PRC subsidiaries and consolidated VIEs when needed. Notwithstanding the foregoing, our PRC subsidiaries may use their own retained earnings (rather than Renminbi converted from foreign currency denominated capital) to provide financial support to our consolidated VIEs either through entrustment loans from our PRC subsidiaries or direct loans to such consolidated VIEs’ nominee shareholders, which would be contributed to the consolidated variable entity as capital injections.

C.	Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Our Technologies and Research and Development” and “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2021 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial conditions.

E.	Critical Accounting Estimates

We prepare our financial statements in conformity with U.S. GAAP, which requires us to make estimates and assumptions that affect our reporting of, among other things, assets and liabilities, contingent assets and liabilities and total revenues and expenses. On an on-going basis, we evaluate our estimates based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Since our financial reporting process inherently relies on the use of estimates and assumptions, our actual results could differ from what we expect.

We consider an accounting estimate to be critical if: (i) the accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and (ii) changes in the estimate that are reasonably likely to occur from period to period or use of different estimates that we reasonably could have used in the current period, would have a material impact on our financial condition or results of operations. Such critical estimates are discussed below. For further information on our other significant accounting estimates, see Note 2 to our consolidated financial statements included elsewhere in this annual report.

Realization of Deferred Tax Assets

We follow the liability method of accounting for income taxes in accordance with ASC 740, Income Taxes (“ASC 740”). Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse.

We record a valuation allowance to offset deferred tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The assessment of realizability of deferred tax assets involves significant assumptions used in the projection of future taxable income and the future reversal pattern of taxable temporary differences. Actual operating results in future years could differ from our current assumptions, judgments and estimates. Changes in these assumptions could materially affect the tax position measurement and financial statement recognition.

Critical Accounting Policies and Judgments

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

Revenue Recognition

We apply the five-step model outlined in Revenue from Contracts with Customers (“ASC 606”). We account for a contract when it has approval and commitment from the customer, the rights of the parties are identified, payment terms are identified, the contract has commercial substance and collectability of consideration is probable.

Revenue is allocated to each performance obligation based on its standalone selling price. We generally determine standalone selling prices based on observable prices. If the standalone selling price is not observable through past transactions, we estimate the standalone selling price based on multiple factors, including, but not limited to, gross margin objectives, internal costs, and industry technology lifecycles. Variable consideration is included in the transaction price if, in our judgment, it is probable that a significant future reversal of cumulative revenue recognized under the contract will not occur. Timing of revenue recognition is generally the same as the timing of invoicing to customers. Contract assets and contract liabilities were nil as of December 31, 2020 and 2021. Using the practical expedient in ASC 606, we do not adjust the promised amount of consideration for the effects of a significant financing component if it expects, at contract inception, that the period between the transfer of the promised good or service to the customer and when the customer pays for that good or service will be one year or less. We also elected to exclude sales taxes and other similar taxes from the measurement of the transaction price, and accordingly, recognized revenues net of value added taxes (“VAT”) and surcharges.

Colocation Services

We provide integrated IDC colocation services including utilities, hosting, cooling and maintenance (collectively, “colocation resources”) to our customers for operating their servers and IT equipment in our data centers in the PRC. The nature of our performance obligation is a single performance obligation to stand ready to provide a series of distinct IDC colocation services daily throughout the fixed contract period. We are a lessor in certain IDC colocation service arrangements and the lease component qualifies as an operating lease. Under Accounting Standard Update (“ASU”) No. 2016-02, Leases (Topic 842) (“ASC 842”), these contracts qualify for a practical expedient available to lessors to combine the lease and non-lease components and account for the combined component in accordance with the accounting treatment for the predominant component. We applied this practical expedient and have accounted for the combined component under ASC 606 because the non-lease components are predominant.

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

Others

Other revenue mainly includes revenues from fiber optic cable and other fitting services provided at the customers’ request and the construction service. We use construction progress reports, an output measure, to recognize revenue over time provided all revenue recognition criteria have been met, as it most faithfully depicts our performance toward complete satisfaction of the performance obligation.

Leases

We determine if an arrangement is a lease at inception in accordance with ASC 842, Leases (“ASC 842”). Leases are classified as operating or finance leases in accordance with the recognition criteria in ASC 842-10-25. Our leases do not contain any material residual value guarantees or material restrictive covenants.

Lessee Accounting

We recognize right-of-use (“ROU”) assets and liabilities on the lease commencement date based on the present value of lease payments over the lease term. As the rate implicit in our leases is not typically readily available, we use an incremental borrowing rate based on the information available at the lease commencement date in determining the present value of lease payments. This incremental borrowing rate reflects the fixed rate at which we could borrow on a collateralized basis the amount of the lease payments in the same currency, for a similar term, in a similar economic environment. The ROU assets also include any lease payments made, net of lease incentives. Lease terms are based on the non-cancelable term of the lease and may contain options to extend the lease when it is reasonably certain that we will exercise that option. Leases with an initial lease term of 12 months or less are not recorded in our consolidated balance sheets.

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

Consolidation of Affiliated Entities

To comply with PRC laws and regulations which prohibit foreign control of companies that engage in value-added telecommunication services, we primarily conduct our business in the PRC through our PRC subsidiaries and our VIEs. The equity interests of our VIEs are legally held by PRC shareholders. Despite the lack of technical majority ownership, we have effective control of our VIEs through a series of contractual agreements and a parent-subsidiary relationship exists between us and our VIEs. Through the contractual agreements, the shareholders of our VIEs effectively assigned all of their voting rights underlying their equity interests in our VIEs to the WFOE, who immediately assigned the voting rights underlying their equity interests in our VIEs to Stack Midco Limited, which is our wholly-owned subsidiary. Therefore, we have the power to direct the activities of our VIEs that most significantly impact its economic performance. We also have the ability and obligations to absorb substantially all of the profits and all the expected losses of our VIEs that potentially could be significant to our VIEs. Based on the above, we consolidate our VIEs in accordance with SEC Regulation SX-3A-02 and ASC 810, Consolidation. We will reconsider the initial determination of whether a legal entity is a consolidated affiliated entity upon certain events listed in ASC 810-10-35-4 occurring. We will also continuously reconsider the primary beneficiary of our affiliated entities as facts and circumstances change. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure.”

Impairment of Long Lived Assets other than Goodwill

We evaluate our long lived assets for impairment whenever events or changes in circumstances, such as a significant adverse change to market conditions that will impact the future use of the assets, indicate that the carrying amount of an asset may not be fully recoverable. When these events occur, we evaluate the recoverability of long lived assets by comparing the carrying amount of the assets to the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, we recognize an impairment loss based on the excess of the carrying amount of the assets over their fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the assets, when the market prices are not readily available. For all periods presented, there was no impairment of any of our long-lived assets.

Goodwill

In accordance with ASC 350, Intangibles — Goodwill and Other (“ASC 350”), we assigned and assessed goodwill for impairment at the reporting unit level. A reporting unit is an operating segment or one level below the operating segment. We determined that there were two reporting units as of December 31, 2020 and 2021, Bridge Group and Stack Group. Under ASC 350, goodwill is not amortized but is tested for impairment on an annual basis, or more frequently if events or changes in circumstances indicate that it might be impaired. In accordance to ASU No. 2011-08, Intangibles — Goodwill and Other (“ASU 2011-08”), we can elect to perform a qualitative assessment to determine whether the two-step impairment testing on goodwill is necessary. We have early adopted ASU 2017-04, Intangibles — Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment (“ASU 2017-04”), which eliminates the requirement to calculate the implied fair value of goodwill and record the amount of goodwill impairment as the excess of a goodwill allocated to the reporting unit’s carrying amount over its fair value, not to exceed the total amount of goodwill allocated to the reporting unit. We assess qualitative factors such as business changes, economic outlook, financial trends and forecast, growth rates, industry data and other relevant qualitative factors to determine if it’s more-likely-than-not that the goodwill might be impaired and whether it’s necessary to perform a quantitative goodwill impairment. If the qualitative factors indicate a potential impairment, we compare the carrying amount of a reporting unit to its fair value. No impairment of goodwill was recorded for the years ended December 31, 2019, 2020 and 2021.

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

Income Taxes

We follow the liability method of accounting for income taxes in accordance with ASC 740, Income Taxes (“ASC 740”). Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. We record a valuation allowance to offset deferred tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The assessment of realizability of deferred tax assets involves significant assumptions used in the projection of future taxable income and the future reversal pattern of taxable temporary differences. The effect on deferred taxes of a change in tax rate is recognized in tax expense in the period that includes the enactment date of the change in tax rate.

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

The assumptions used to estimate the fair value of our share options granted during the year ended December 31, 2021 are as follows:

Risk-free rate	1.31% – 1.82%
Expected volatility range	41% – 43%
Exercise multiple	2.80
Fair value per ordinary share as at valuation dates	US$4.02 – US$8.27

The fair value of the ISUs is the fair value of BCPE Bridge Cayman, L.P. Class B units at the grant date, which was determined by allocating the BCPE Bridge Cayman, L.P. equity value between the Class A and Class B units based on the predetermined distribution rate

Recent Accounting Pronouncements

For detailed discussion of recent accounting pronouncements, see Note 2 to the consolidated financial statements included elsewhere in this annual report.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Michael Frederick Foust	66	Chairman of the Board of Directors
Huapeng Wu	49	Director, Chief Executive Officer
Qian Xiao	44	Director, President
Dongning Wang	50	Chief Financial Officer
Xinyue Fan	42	Chief Operating Officer
Binghua Zhang	50	Chief Technology Officer
Jing Ju	48	Director, Non-Executive Vice Chairman
Jonathan Jia Zhu	59	Director
Zhongjue Chen	43	Director
Barnaby Thomas Patrick Lyons	41	Director
Weili Hong	52	Independent Director
Thomas J. Manning	66	Independent Director
Gang Yu	62	Independent Director

Michael Frederick Foust has served as our chairman of the board of directors since July 2019. Mr. Foust has over 20 years of experience in data center investment, development and operations and a total of 35 years of experience overall in institutional real estate investments including development and portfolio management. In 2016, Mr. Foust was a founder of Bridge Data Centres (International) Pte. Ltd. and served as executive chairman from 2016 to 2020. In addition, Mr. Foust has served as a senior advisor for the data center industry for Digital Colony since 2014, the chairman of Data Bank, Ltd. since 2016 and the chairman of Vantage Data Centers since 2017. From 2004 to 2014, Mr. Foust served as the chief executive officer and a director at Digital Reality Trust, Inc. (NYSE: DLR) in San Francisco where he led the company’s IPO. In addition, Mr. Foust was a founder of the private equity investor GI Partners in Menlo Park, California where he served as a managing director from 2001 to 2004. He was responsible for real estate investments at GI Partners, with a strong focus on technology related assets including data centers and telecom facilities. Mr. Foust received his MBA degree from Harvard Business School, and his bachelor degree of arts, magna cum laude from Harvard University.

Huapeng Wu has served as our director and chief executive officer since February 2022. He served as our China President from December 2019 to February 2022. Prior to joining us, Mr. Wu served as the vice president of Phoenix New Media Ltd. (NYSE: FENG) and CTO of Ifeng.com from 2007 to 2013. Prior to that, Mr. Wu served as the executive director of China Computer Users Association. In 2015, Mr. Wu established “1024 College,” an important organization in the field of Internet technology in China which trained many famous CTOs. He also established iTechClub, which gathered more than 3,000 talents from 1,200 top Internet enterprises to build an Internet technology and social resource platform for in-depth communication and interaction. In 2019, Mr. Wu was elected to be academician of The Academy of Engineering and Technology of the Developing World to provide scientific and technological support for the realization of the United Nations global action plan to promote developing countries to get rid of poverty and develop economy. Mr. Wu serves as the executive director of China Computer Users Association. Mr. Wu received a bachelor’s degree and a master’s degree in precision instruments and mechanics from Tsinghua University.

Qian Xiao has served as our director since July 2019 and our President since March 2022. She served as our chief operating officer from August 2019 to March 2022 and. Prior to joining us, Ms. Xiao served as a senior vice president of Wangsu Science and Technology Co., Ltd. (SZSE: 300017) from 2011 to 2019. Prior to that, Ms. Xiao served as a financial manager at Dell from 2010 to 2011. In addition, Ms. Xiao served as a senior consultant at IBM from 2007 to 2010. Prior to that, Ms. Xiao served as a financial executive at Accenture from 2002 to 2007, and as a financial executive at China Academy of Space Technology from 1999 to 2002. Ms. Xiao received a bachelor’s degree in international finance from Beihang University and an MBA degree from Tsinghua University.

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

Xinyue Fan has served as our chief operating officer since March 2022. He served as our vice president of Business Operation from December 2021 to March 2022. Prior to joining us, Mr. Fan served as the vice president and general manager of Sekurit Asia of Saint Gobain from 2015 to 2021, and as strategic planning director of Saint Gobain from 2013 to 2015. In addition, Mr. Fan served as associate director at Dow Chemical from 2011 to 2013. Prior to that, Mr. Fan served as senior manager at Honeywell Building Solution from 2009 to 2011, and as consultant of The Boston Consulting Group from 2006 to 2009. Mr. Fan received a bachelor’s degree in information science from Zhejiang University and a PhD degree in engineering science from University of Oxford.

Binghua Zhang has served as our chief technology officer since March 2022. Prior to joining us, Mr. Zhang served in various positions, such as technical director, senior director, and general manager of system department and IDC engineering department, in Baidu from 2010 to 2022. Prior to that, Mr. Zhang served as chief engineer in Beijing Telecom Planning and Design Institute from 1999 to 2010. Mr. Zhang has served as Chairman and Honorary Chairman of Open Data Center Committee since 2015, TC1 vice president of China Communications Standards Association since 2017 and an expert member in China Data Center Committee since 2011. In terms of practicing qualifications, Mr. Zhang has obtained the qualifications of National Certified Cost Engineer and National Registered Consulting Engineer. Mr. Zhang received a bachelor’s degree in power system and automation from Chongqing University and a master’s degree in power system and automation from North China Electric Power University.

Jing Ju served as our former chief executive officer from August 2019 to December 2021 and he has served as our director since July 2019, and our non-executive vice chairman and member of strategy committee of the Company since January 2022. Mr. Ju was the founder of our China data center business. Prior to founding Chindata’s China data center business, Mr. Ju had extensive experience in developing more than ten hyperscale data center campuses and projects with a capacity of over 1,000 MW. Mr. Ju has over 25 years of experience in the data center and relative equipment industry. He also serves as an advisor on economics and digital affair to the Zhangjiakou city government. In addition, Mr. Ju founded Shenzhen Qinhuai Shiye Co., Ltd., and has served as its chairman of the board since 2004. He also founded Shenzhen Yi’anhua Electromechanical Equipment Co., Ltd. and has served as its chairman of the board since 2007. Mr. Ju received an EMBA degree from Tsinghua Shenzhen Graduate School.

Jonathan Jia Zhu has served as our director since July 2019. Mr. Zhu has served as a managing director at Bain Capital Private Equity (Asia), LLC from 2006 to present. Since joining Bain Capital in 2006, Mr. Zhu has led Bain Capital’s investments in Asia, with a focus on China. Mr. Zhu is currently an independent non-executive director, chairman of the remuneration committee, and member of audit committee and environmental, social and governance committee of Greatview Aseptic Packaging Company Limited (HKEx: 0468), director and chairman of corporate governance and nominating committee of RISE Education Cayman Ltd (Nasdaq: REDU) and an independent non-executive director, chairman of remuneration committee and member of audit committee and environmental, social and governance committee of Sunac China Holdings Limited (HKEx: 1918). Mr. Zhu is also a director of Hugel, Inc. (KOSDAQ: 145020). Before joining Bain Capital in 2006, Mr. Zhu served as a managing director and chief executive officer at Morgan Stanley Dean Witter Asia Limited’s China business from 1996 to

2006. He served as an associate at Morgan Stanley & Co from 1995 to 1996 and as an associate at Shearman & Sterling from 1992 to 1994. Mr. Zhu received a bachelor’s degree from Zhengzhou University, a master’s degree from Nanjing University, and a juris doctor degree from Cornell Law School. Mr. Zhu is a trustee of Cornell University in the U.S. and Nanjing University in China.

Zhongjue Chen has served as our director since December 2018. Mr. Chen joined Bain Capital in 2005. Mr. Chen is currently a managing director with Bain Capital Asia, mainly responsible for managing Bain Capital’s private equity investments in Greater China and Asia Pacific region. His focus is on telecommunications, technology, media, business and financial services sectors. Prior to that, Mr. Chen served as an associate consultant at Bain & Company from 2001 to 2003. Mr. Chen currently sits on the boards of RISE Education Cayman Ltd (Nasdaq: REDU), ASIMCO and serves as a member of compensation committee of RISE Education Cayman Ltd. Mr. Chen served as a director of ChinaPnR from 2015 to 2019 and Trans Maldivian Airways from 2017 to 2020. Mr. Chen received an MBA degree from Harvard University Business School and a bachelor’s degree in economics from Harvard University.

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

Weili Hong has served as our director since June 2020. Dr. Hong is an independent director and member of the compensation committee and nomination committee of Luolai Lifestyle Technology Co., Ltd. (SZSE: 002293), an independent director and member of audit committee and governance and nominating committee of RISE Education Cayman Ltd (Nasdaq: REDU), and an independent director and chairman of the compensation committee and member of audit and nomination committees of Dingdong (Cayman) Limited (NYSE: DDL). In addition, Dr. Hong served as the President and Chief Research Officer of CMC Holdings from 2016 to 2018. Prior to joining CMC, Dr. Hong was a partner of the Gopher Asset Management from 2014 to 2016, in charge of PE/VC FOFs and direct investments. He also served as the managing partner of KTB China from 2008 to 2012, and the head of BD in ING China from 2004 to 2007. Dr. Hong was one of the pioneers of China’s capital markets since he joined Shanghai Stock Exchange at its forming stage in 1992, where he served in several important positions and developed China’s first financial futures product. From 1997 to 2004, Dr. Hong had served as a managing director of the securities business of China Venture-Tech Investment Group and the head of its Shanghai Branch. Dr. Hong received his Bachelor’s degree in 1992 and Doctor’s degrees in Economics in 1999 from Fudan University. Dr. Hong currently serves as a Guest Professor and a supervisor of the Master Degree Program in the School of Economics and a Guest Professor of the Fanhai International School of Finance, Fudan University. Dr. Hong is also the vice chairman of the Global Alumni Association of the School of Economics, Fudan University, as well as the vice chairman of the Private Equity Association of Shanghai.

Thomas J. Manning has served as our director since August 2020. He is currently the executive chairman of Cresco Labs Inc. (CSE: CL), one of the largest and fastest growing public U.S.-based companies in the emerging cannabis industry. He also serves as an independent non-exective director on the board and the audit committee of CommScope Holding Company, Inc. (Nasdaq: COMM), a leading global telecommunication and network technology manufacturer. From 2018 to 2019, he was the former chairman and chief executive officer of Dun & Bradstreet, the global leader in corporate information and data analytics. Prior to joining Dun & Bradstreet, Mr. Manning worked and lived in Asia for nearly 20 years, serving as CEO of Cerberus Asia Operations & Advisory Limited, a subsidiary of Cerberus Capital Management, CEO of Capgemini Asia, a leading information technology services company, and CEO of Ernst & Young Consulting Asia. He was also a senior partner with Bain & Company in Silicon Valley and was also a practice leader with McKinsey & Company early in his career. Mr. Manning previously served as a director of four public companies in China, namely iSoftStone Holdings Limited (NYSE: ISS), Asiainfo-Linkage, Inc. (Nasdaq: ASIA), Gome Electrical Appliances Company (HKEx: 00493), and the Bank of Communications Co., Ltd. (HKEx: 03328), and he also served as a director of Clear Media Limited, a former Hong Kong listed company. In addition, he served as a director in several private equity backed companies in China, India and the United States. Mr. Manning is currently a 2020 Senior Fellow in Harvard University’s Advanced Leadership Initiative. He has served as an Executive-in-Residence at the University of Chicago Booth School of Business and an adjunct faculty member at The University of Chicago Law School. Mr. Manning holds an MBA from Stanford Graduate School of Business and a bachelor’s degree in East Asian Studies from Harvard College.

Gang Yu has served as our director since September 2020. He is co-founder, executive chairman and member of compensation committee of 111, Inc. (Nasdaq: YI). He is one of China’s renowned serial entrepreneurs, co-founder of two major companies in China, Yihaodian, a leading e-commerce platform in China, and 111, Inc., a leading integrated online and offline healthcare platform in China powered by technology. Prior to beginning his entrepreneurial career, he held senior roles with Dell Inc. and Amazon.com, as vice-president for worldwide procurement at Dell and vice-president for worldwide supply chain at Amazon. He currently serves as board director of Midea Group Co., Ltd. (SZSE: 000333) and LightInTheBox Holding Co., Ltd. (NYSE: LITB), and as the co-chairman of the board of Zall Group (HKEx: 02098). He served as a director of Baozun Inc. (Nasdaq: BZUN) from 2018 to 2020. He has had a distinguished academic career as well, serving as chair professor at the McCombs School of Business at the University of Texas at Austin and director of the Center for Management of Operations and Logistics and co-director of the Center for Decision-making Under Uncertainty. Dr. Yu has published over 80 journal articles, six books, and holds three U.S. patents. Dr. Yu is a recipient of numerous prestigious international awards, including the 2002 Franz Edelman Management Science Achievement Award from INFORMS and the 2012 Martin K. Starr Excellence in Production and Operations Management Practice Award from POMS. He has a doctorate in decision sciences from the Wharton School of the University of Pennsylvania, a master of science degree in physics from Cornell University, and an undergraduate degree from Wuhan University.

B.	Compensation

Compensation of Directors and Executive Officers

For the year ended December 31, 2021, we paid an aggregate of RMB8.5 million (US$1.3 million) in cash and benefits to our executive officers, and we paid US$260,000 in cash to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

The table below summarizes, as of March 31, 2022, the incentive units that we have granted to our directors and executive officers, excluding any incentive units forfeited.

Name	Number of incentive units Granted	Type of incentive units	Date of Grant
Michael Frederick Foust	266,000	Key Person Incentive Unit	September 11, 2019
Huapeng Wu	*	Non-Key Person Incentive Unit	May 29, 2020
Qian Xiao	*	Key Person Incentive Unit	May 29, 2020
Dongning Wang	*	Non-Key Person Incentive Unit	May 29, 2020
Binghua Zhang	*	Non-Key Person Incentive Unit	March 30, 2022

____________

Note:

*	Less than 1% of our outstanding shares.

As of March 31, 2022, individuals other than our directors and executive officers as a group held 14,809 incentive units.

BCPE Stack ESOP Holdco Limited Share Option Plan

Our BCPE Stack ESOP Holdco Limited Share Option Plan, or the ESOP Holdco Plan, was adopted as of December 2019. BCPE Stack ESOP Holdco Limited, or ESOP Holdco, was established as the incentive plan holding entity for our ESOP Holdco Plan.

Under the plan, the plan administrator has the right to grant to any plan participant, at any time prior to the termination of the plan, options in such quantity, at such price, on such terms and conditions as are consistent with the plan. Bain Capital serves as the nominee to hold class A shares of ESOP Holdco (the “ESOP Holdco Class A Shares”).We have issued 17,633,120 ordinary shares to ESOP Holdco. Correspondingly, a maximum of 17,633,120 class B shares of ESOP Holdco (the “ESOP Holdco Class B Shares”) may be issued upon exercise of options granted under the ESOP Holdco Plan. Unless otherwise agreed to by the special approval from the boards of directors of the ESOP Holdco, at any time after our IPO as defined under the ESOP Holdco Plan, each grantee who holds ESOP Holdco Class B Shares that have vested shall have the right to elect to exchange all (but not less than all) of such vested ESOP Holdco Class B Shares then held by such grantee for the same number of our ordinary shares according to our ESOP Holdco Plan. As of March 31, 2022, all of the 17,633,120 ESOP Holdco Class B Shares have been issued as a result of the exercise of the options under the ESOP Holdco Plan.

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

The table below summarizes, as of March 31, 2022, ESOP Holdco Class B Shares that we have granted to our directors and executive officers, all of which have been exercised into ESOP Holdco Class B Shares.

Name	Number of Underlying ESOP Holdco Class B Shares Granted	Price (US$/Share)	Date of Grant
Jing Ju	3,206,022	0.50	January 8, 2020
	7,971,076	1.00	January 8, 2020
Qian Xiao	*	0.50	January 8, 2020

____________

Note:

*	Less than 1% of our outstanding shares.

As of March 31, 2022, individuals other than our directors and executive officers as a group hold a total of 1,300,000 ESOP Holdco Class B Shares.

Chindata Group Holdings Limited 2020 Share Option Plan

We adopted and amended Chindata Group Holdings Limited 2020 Share Option Plan, or the 2020 Share Option Plan, in 2020.

Under the plan, the plan administrator has the right to grant to any plan participant, at any time prior to the termination of the plan, options in such quantity, at such price, on such terms and conditions as are consistent with the plan. A maximum of 22,291,218 ordinary shares of our company may be issued upon exercise of options granted under the 2020 Share Option Plan. As of March 31, 2022, 17,092,836 options have been granted under the 2020 Share Option Plan, and 8,304,284 options have been vested and exercised for our ordinary shares. Our ordinary shares issued for the grantee’s early exercise remain subject to the existing service and performance vesting conditions stipulated under the 2020 Plan.

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

The table below summarizes, as of March 31, 2022, the options that we have granted to our directors and executive officers.

Name	Number of Options Granted	Price (US$/Share)	Date of Grant
Jing Ju	5,667,164	US$1.00	May 29, 2020
Qian Xiao	*	US$0.00001	March 10, 2022
Huapeng Wu	*	US$0.00001	March 10, 2022
	*	US$1.00	March 29, 2022

Note:

*	Less than 1% of our outstanding shares.

As of March 31, 2022, individuals other than our directors and executive officers as a group hold a total of 3,442,940 options under the 2020 Share Option Plan.

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

Compensation Committee.    Our compensation committee consists of Zhongjue Chen and Weili Hong, and is chaired by Zhongjue Chen. Weili Hong satisfies the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Listing Rules. Our compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our Chief Executive Officer may not be present at any committee meeting during which his compensation is deliberated upon. The compensation committee is responsible for, among other things:

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

Corporate Governance and Nominating Committee.    Our corporate governance and nominating committee consists of Jonathan Jia Zhu and Gang Yu, and is chaired by Jonathan Jia Zhu. Gang Yu satisfies the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Listing Rules. The corporate governance and nominating committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board of directors and its committees. The corporate governance and nominating committee is responsible for, among other things:

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

Terms of Directors and Executive Officers

Our directors may be elected by an ordinary resolution of our shareholders. Alternatively, our board of directors may, by the affirmative vote of a simple majority of the directors present and voting at a board meeting appoint any person as a director to fill a casual vacancy on our board or as an addition to the existing board. Our directors are divided into two classes designated as Class I and Class II, with as nearly an equal number of directors in each class as possible. Directors assigned to Class I shall initially serve until the first annual general meeting following October 2, 2020; and directors assigned to Class II shall initially serve until the second annual general meeting October 2, 2020. Commencing with the first annual general meeting following October 2, 2020, directors elected to succeed those directors of the class the term of which shall then expire, shall have a term of office expiring at the second succeeding annual general meeting after their election. Each director whose term of office expires shall be eligible for re-election. Our directors may also be removed from office by ordinary resolution of our shareholders. In addition, a director will cease to be a director if he (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found to be or becomes of unsound mind.; (iii) resigns his office by notice in writing; (iv) without special leave of absence from our board, is absent from meetings of our board for three consecutive meetings and our board resolves that his office be vacated; (v) is removed by the affirmative vote of a simple majority of the remaining directors present and voting at a board meeting; or (vi) is removed from office pursuant to any other provision of our articles of association. Our officers are appointed by and serve at the discretion of the board of directors, and may be removed by our board of directors.

D.	Employees

We had 786, 981 and 1,315 employees as of December 31, 2019, 2020 and 2021, respectively. The following table sets forth the breakdown of our employees as of December 31, 2021 by function and location:

Function	Number of Employees
Plan, design, construction, solution and operation and maintenance	740
Research and development	223
Sales and marketing	30
General administrative and others	322
Total	1,315

Location	Number of Employees
China	1209
India	36
Malaysia	51
Singapore	18
Thailand	1
Total	1315

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

The following table sets forth information concerning the beneficial ownership of our ordinary shares as of March 31, 2022 by:

•	each of our directors and executive officers; and
•	each person known to us to beneficially own 5% or more of our ordinary shares.

The calculations in the table below are based on 373,472,284 Class A ordinary shares and 360,287,097 Class B ordinary shares issued and outstanding as of March 31, 2022.

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

	Ordinary Shares Beneficially Owned as of March 31, 2022
	Class A ordinary shares	Class B ordinary shares	% of Beneficial Ownership**	% of Aggregate Voting Power***
Directors and Executive Officers†:
Michael Frederick Foust	*	—	*	*
Huapeng Wu	*	—	*	*
Qian Xiao	*	—	*	*
Dongning Wang	*	—	*	*
Xinyue Fan	—	—	—	—
Binghua Zhang	—	—	—	—
Jing Ju(1)	6,154,430	30,449,373	5.0	8.0
Jonathan Jia Zhu	—	—	—	—
Zhongjue Chen	—	—	—	—
Barnaby Thomas Patrick Lyons	—	—	—	—
Weili Hong	*	—	*	*
Thomas J. Manning	—	—	—	—
Gang Yu	—	—	—	—
All Directors and Executive Officers as a Group	9,641,144	30,449,373	5.5	8.1
Principal Shareholders:
Bain Capital Entities(2)	—	329,837,724	45.0	85.6
Boloria Investments Holding B.V.(3)	64,506,034	—	8.8	1.1
Zeta Cayman Limited(4)	55,290,887	—	7.5	1.0
Chengyan Liu(5)	45,404,970	—	6.2	0.8
Abiding Joy Limited(1)	6,154,430	30,449,373	5.0	8.0

____________

Notes:

*	Beneficially owns less than 1% of our outstanding shares.
**

For each person and group included in this column, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of the total number of shares outstanding and the number of shares such person or group has the right to acquire upon exercise of option, warrant or other right within 60 days after March 31, 2022. The total number of Class A and Class B ordinary shares issued as of March 31, 2022 is 733,759,381.

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

(1)

Represents (i) 26,621,704 Class B ordinary shares held by Abiding Joy Limited, a British Virgin Islands Company wholly-owned by Mr. Jing Ju and (ii) 708,395 Class B ordinary shares underlying share options exercised under the Issuer’s 2020 Share Option Plan, held by Abiding Joy Limited, and (iii) 708,395 Class A ordinary shares underlying share options exercised under the Issuer’s 2020 Share Option Plan, held by Abiding Joy Limited, (iv) 4,250,374 Class A ordinary shares underlying share options granted under the Issuer’s 2020 Share Option Plan subject to certain vesting conditions as of the date hereof, held by Abiding Joy Limited, (v) 3,119,274 Class B ordinary shares through exercise of the right to elect to exchange all vested ESOP Holdco Class B Shares held by Mr. Jing Ju, held by Abiding Joy Limited, and (vi) 1,195,661 Class A ordinary shares through exercise of the right to elect to exchange all vested ESOP Holdco Class B Shares held by Mr. Jing Ju, held by Abiding Joy Limited. The registered address of Abiding Joy Limited is Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town Tortola, British Virgin Islands.

(2)

Represents (i) 151,853,352 Class B ordinary shares held by BCPE Bridge Cayman, L.P., or BCPE Bridge, (ii) 157,302,348 Class B ordinary shares held by BCPE Stack Holdings, L.P., or BCPE Stack, (iii) 11,237,452 Class B ordinary shares held by Bridge

Management, L.P., or Bridge Management, and (iv) 9,444,572 ordinary shares held by BCPE Stack ESOP Holdco Limited, the incentive plan holding entity for our ESOP Holdco Plan. BCPE Bridge, BCPE Stack and Bridge Management are exempted limited partnerships established under the laws of the Cayman Islands. BCPE Bridge GP, LLC is the general partner of BCPE Bridge. BCPE Stack GP, LLC is the general partner of BCPE Stack and Bridge Management. Bain Capital Investors, LLC, or BCI, is the managing member of BCPE Bridge GP, LLC, BCPE Stack GP, LLC. As a result of the relationships described above, BCI may be deemed to exercise voting and dispositive power with respect to the securities held by BCPE Bridge and BCPE Stack. The registered address of BCPE Bridge and BCPE Stack is PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

(3)

Represents 64,506,034 Class A ordinary shares held by Boloria Investments Holding B.V., a company incorporated under the laws of the Netherlands. Boloria Investments Holding B.V. is wholly owned by Stichting Depositary APG Strategic Real Estate Pool acting in its capacity as depository of APG Strategic Real Estate Pool, which is formed for the purpose of collective investments by its participants, all being Dutch pension funds. As a “pool,” APG Strategic Real Estate Pool is established as a fund for joint account (fonds voor gemene rekening) under Dutch laws. It is not a legal entity but a contractual arrangement between Stichting Depositary APG Strategic Real Estate Pool as its depositary, APG Asset Management N.V. as its manager, and its participants which subscribe to an interest in it. APG Asset Management N.V. is wholly-owned by APG Groep N.V., which itself is owned by Stichting Pensioenfonds ABP, as to approximately 92.16% and Stichting Bedrijfstakpensioenfonds voor de Bouwnijverheid as to approximately 7.84%. As at September 1, 2020, Stichting Pensioenfonds ABP has an approximately 96.7% interest in APG Strategic Real Estate Pool, and the remaining approximately 3.3% interest in APG Strategic Real Estate Pool is held by other Dutch pension fund participants. The address of Boloria Investments Holding B.V. is Oude Lindestraat 70, 6411EJ Heerlen, The Netherlands.

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

(5)

Represents (i) 4,826,986 Class A ordinary shares ultimately beneficially owned by Mr. Chengyan Liu, and (ii) 40,577,984 Class A ordinary shares held by Datalake Limited, a British Virgin Islands company wholly-owned by Mr. Chengyan Liu. The registered address of Datalake Limited is Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town Tortola, British Virgin Islands. Such shareholding information is based on the information contained in the Schedule 13G filed by Chengyan Liu with the SEC on February 14, 2022.

To our knowledge, as of March 31, 2022, a total of 246,657,370 Class A ordinary shares are held by one record holder in the United States. The holder is the Bank of New York Mellon, the depositary of our ADS program. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.	Related Party Transactions

Contractual Arrangements with Our Consolidated Affiliated Entities and Their Respective Shareholders

See “Item 4. Information on the Company—C. Organizational Structure.”

Transaction with Company Affiliate

In 2021, we incurred RMB10.5 million (US$1.7 million) to Hebei Jizongneng Energy Development Co., Ltd., an affiliate of our Company, for utility purchased for our IDC colocation services business.

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

Our ADSs, each representing two of our Class A ordinary shares, have been listed on the Nasdaq Global Select Market since September 30, 2020. Our ADSs trade under the symbol “CD.”

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ADSs have been listed on the Nasdaq Global Select Market since September 30, 2020 under the symbol “CD.”

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

 Not applicable.

 ITEM 10.ADDITIONAL INFORMATION

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

We have not entered into any material contracts for the two years immediately preceding the date of this annual report other than in the ordinary course of business and other than those described elsewhere and below in this annual report.

Registration Rights Agreement

On November 24, 2020, we entered into a registration rights agreement with BCPE Bridge Cayman, L.P., BCPE Stack Holidngs, L.P., Abiding Joy Limited, Datalake Limited, Stackdata Joy Limited, Lotus Walk Inc., Boloria Investments Holding B.V., Zeta Cayman Limited,

under which the holders of our registrable securities are entitled to certain registration rights. Set forth below is a description of the registration rights granted under the agreement.

Demand Registration Rights. (i) At any time following November 24, 2020, the BCPE Bridge Cayman, L.P. and BCPE Stack Holdings, L.P. (collectively, Bain Investors), and (ii) from April 2, 2021, each of Abiding Joy Limited, Datalake Limited, Boloria Investments Holding B.V. and Zeta Cayman Limited (collectively, Major Investors) may request registration under the Securities Act of all or any portion of their registrable securities on Form F-1 or any similar long-form registration (“Long-Form Registrations”) or on Form F-3 or any similar short-form registration (“Short-Form Registrations”). Each Bain Investor and Major Investor may request that any Demand Registration be made pursuant to Rule 415 under the Securities Act The proposed aggregate offering value of the registrable securities requested to be registered in any Long-Form Registration must equal at least US$25 million and the aggregate offering value of the registrable securities requested to be registered in any Short-Form Registration must equal at least US$15 million. Except at the request of the Bain Investors, we shall not be obligated to effect more than two demand registrations (other than a shelf offering) that have been declared and ordered effective within any twelve-month period.

Piggyback Registration Rights. If we propose to register any of our equity securities, other than any registration pursuant to a demand registration, IPO, on Form S-4 or S-8 or similar forms, or on any form that does not permit the registration of registrable securities, then we must offer all holders of registrable securities who are parties to this agreement an opportunity to include in the registration all of their registrable securities. If the managing underwriters of any underwritten primary registration on behalf of our Company determine in its view the number of registrable securities exceeds the maximum offering size, the registrable securities shall allocate first to us, second to such holders of registrable securities, and third to any other holders of our securities.

Registration Expenses. We will pay all out-of-pocket expenses in connection with the performance of or compliance with this agreement and/or in connection with any demand registration, shelf offering, piggyback registration or underwritten block trade. Each holder participating in a registration will bear its proportionate share of underwriting commission of underwriters and pay for fees and expenses of its own legal counsel.

Termination of Registration Rights. Such demand registration rights shall terminate with respect to such holder when such holder no longer holds any registrable securities.

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

Passive Foreign Investment Company

Based on the value of our assets and the nature and composition of our income and assets, we do not believe we were a passive foreign investment company, or PFIC, for United States federal income tax purposes for our taxable year ended December 31, 2021 and do not expect to be a PFIC in the foreseeable future, although there can be no assurances in this regard. The determination of PFIC status is based on an annual determination that cannot be made until the close of a taxable year, involves extensive factual investigation, including ascertaining the fair market value of all of our assets on a quarterly basis and the character of each item of income that we earn, and is subject to uncertainty in several respects. Moreover, we cannot assure you that the United States Internal Revenue Service, or the IRS, will agree with any position that we take. Accordingly, there can be no assurance that we will not be treated as a PFIC for any taxable year or that the IRS will not take a position contrary to any position that we take.

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

Concentration of Credit Risk

Assets that potentially subject us to significant concentration of credit risk primarily consist of cash and cash equivalents, restricted cash, accounts receivable, contingent receivable and amounts due from related parties. We expect that there is no significant credit risk associated with cash and cash equivalents and restricted cash, which were held by reputable financial institutions in the jurisdictions where we are located. We believe that it is not exposed to unusual risks as these financial institutions have high credit quality. The risk with respect to the contingent receivable is mitigated by the ongoing assessment of the counterparty’s credit quality by reference to the counterparty’s default history. Accounts receivable and amounts due from related parties are typically unsecured and are derived from revenues earned from customers. The risk is mitigated by credit evaluations the Group performs on its customers and its ongoing monitoring process of outstanding balances. As of December 31, 2019, 2020 and 2021, we had one, one and one client each with a receivable balance exceeding 10% of the total accounts receivable balance, respectively. The risk with respect to accounts receivable is mitigated by credit evaluations we perform on our clients and our ongoing monitoring process of outstanding balances.

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

In 2019, our top two clients accounted for 68.2% and 11.1% of our total revenues, respectively. In 2020, our top client accounted for 81.7% of our total revenues. In 2021, our top client accounted for 83.2% of our total revenues.

Interest Rate Risk

We are exposed to interest rate risk on our interest-bearing liabilities. As of December 31, 2021, a hypothetical 1% increase or decrease in annual interest rates of RMB-denominated borrowings, US-denominated borrowings and MYR-denominated borrowings, in aggregate, would increase or decrease total interest expense by approximately RMB51,671 (US$8,108).

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

Foreign Currency Exchange Rate Risk

From July 21, 2005, Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. For Renminbi against the U.S. dollar, there was depreciation of approximately 1.3%, appreciation of approximately 6.3% and 2.3% during the years ended December 31, 2019, 2020 and 2021, respectively. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollar in the future. To the extent that we need to convert the U.S. dollar into Renminbi for capital expenditures and working capital and other business purposes, appreciation of Renminbi against U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert Renminbi into the U.S. dollar for the purpose of making payments for dividends on ordinary shares, strategic acquisitions or investments or other business purposes, appreciation of the U.S. dollar against Renminbi would have a negative effect on the U.S. dollar amount available to us. In addition, a significant depreciation of Renminbi against the U.S. dollar may significantly reduce the U.S. dollar equivalent of our earnings or losses.

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

The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may collect any of its fees by deduction from any cash distribution payable (or by selling a portion of securities or other property distributable) to ADS holders that are obligated to pay those fees. The depositary may generally refuse to provide services until its fees for those services are paid.

From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders. In performing its duties under the deposit agreement, the depositary may use brokers, dealers, foreign currency dealers or other service providers that are owned by or affiliated with the depositary and that may earn or share fees, spreads or commissions. In 2021, we did not record any payments made by the depository to us.

The depositary may convert currency itself or through any of its affiliates, or the custodian or we may convert currency and pay U.S. dollars to the depositary. Where the depositary converts currency itself or through any of its affiliates, the depositary acts as principal for its own account and not as agent, advisor, broker or fiduciary on behalf of any other person and earns revenue, including, without limitation, transaction spreads, that it will retain for its own account. The revenue is based on, among other things, the difference between the exchange rate assigned to the currency conversion made under the deposit agreement and the rate that the depositary or its affiliate receives when buying or selling foreign currency for its own account. The depositary makes no representation that the exchange rate used or obtained by it or its affiliate in any currency conversion under the deposit agreement will be the most favorable rate that could be obtained at the time or that the method by which that rate will be determined will be the most favorable to ADS holders, subject to the depositary’s obligation to act without negligence or bad faith. The methodology used to determine exchange rates used in currency conversions made by the depositary is available upon request. Where the custodian converts currency, the custodian has no obligation to obtain the most favorable rate that could be obtained at the time or to ensure that the method by which that rate will be determined will be the most favorable to ADS holders, and the depositary makes no representation that the rate is the most favorable rate and will not be liable for any direct or indirect losses associated with the rate. In certain instances, the depositary may receive dividends or other distributions from us in U.S. dollars that represent the proceeds of a conversion of foreign currency or translation from foreign currency at a rate that was obtained or determined by us and, in such cases, the depositary will not engage in, or be responsible for, any foreign currency transactions and neither it nor we make any representation that the rate obtained or determined by us is the most favorable rate and neither it nor we will be liable for any direct or indirect losses associated with the rate.

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

See “Item 10. Additional Information—B. Memorandum and Articles of Association” for a description of the rights of shareholders, which remain unchanged.

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

For the period from September 29, 2020, the date that the registration statement on Form F-1 was declared effective by the SEC, to December 31, 2021, we used approximately US$485.5 million of the net proceeds from our initial public offering for business expansion, general corporate purposes and working capital. There is no material change in the use of proceeds as described in our registration statement on Form F-1. We still intend to use the remainder of the proceeds from our initial public offering as disclosed in our registration statements on Form F-1.

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

Based upon that evaluation, our management has concluded that, as of December 31, 2021, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act, for our Company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with generally accepted accounting principles and includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company’s assets, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that a company’s receipts and expenditures are being made only in accordance with authorizations of a company’s management and directors, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of a company’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness of our internal control over financial reporting to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the SEC, our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2021 using criteria established in “Internal Control—Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2021.

Remediation of Previously Identified Material Weakness

In connection with the audits of our consolidated financial statements as of and for the years ended December 31, 2019 and 2020, we and our independent registered public accounting firm identified a material weakness in our internal control over financial reporting. As defined in the standards established by the Public Company Accounting Oversight Board of the United States, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness identified was our lack of sufficient accounting and financial reporting personnel with requisite knowledge and experience in application of U.S. GAAP and SEC rules.

We have implemented a number of measures to address this material weakness identified. We have hired additional qualified financial and accounting staff with U.S. GAAP and SEC reporting experience to strengthen our financial reporting capability, and have expanded the capabilities of existing accounting and financial reporting personnel through continuous training and education in the accounting and reporting requirements under U.S. GAAP, and SEC rules and regulations. We have implemented an accounting policy manual for our accounting and financial reporting personnel for recurring transactions and period-end closing processes, and improved our monitoring and oversight controls for non-recurring and complex transactions. We have strengthened our internal audit function by hiring additional personnel with industry internal audit experience and experience in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act. And we have also engaged an independent advisory firm to assist us in assessing the design and effectiveness of our execution of internal controls in accordance with the compliance requirements under the Sarbanes-Oxley Act of 2002 and in improving our overall internal controls.

Attestation Report of the Registered Public Accounting Firm

Our independent registered public accounting firm, Ernst & Young Hua Ming LLP, has audited the effectiveness of our company’s internal control over financial reporting as of December 31, 2021, as stated in its report, which appears on page F-4 of this annual report on Form 20-F.

Changes in Internal Control over Financial Reporting

Other than as described above, there were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

	2020	2021
	(US$’000)
Audit fees(1)	1,906	2,326
Audit-related fees(2)	133	69
Tax fees(3)	76	35

(1)

“Audit fees” represents the aggregate fees billed for each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements or services that are normally in connection with statutory and regulatory filings or engagements.

(2)

“Audit-related fees” represents the aggregate fees billed for each of the fiscal years listed for the assurance and related services that are reasonably related to the performance of the audit or review of the registrant’s financial statements and are not included “Audit fees.”

(3)	“Tax fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors associated withr tax compliance, tax advice and tax planning.

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

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 17	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18	FINANCIAL STATEMENTS

The consolidated financial statements of Chindata Group Holdings Limited, its subsidiaries and its consolidated variable interest entities are included at the end of this annual report.

ITEM 19.EXHIBITS

Exhibit Number	Description of Document
1.1

Fifth Amended and Restated Memorandum and Articles of Association of the Registrant, as currently in effect (incorporated herein by reference to Exhibit 3.2 to the registration statement on Form F-1 (File No. 333-248658), as amended, initially filed with the SEC on September 8, 2020)

2.1

Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.3) (incorporated herein by reference to Exhibit 2.1 to our annual report on Form 20-F (File No. 001-39556) filed with the SEC on April 22, 2021)

2.2

Registrant’s Specimen Certificate for Ordinary Shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1 (File No. 333-248658), as amended, initially filed with the SEC on September 8, 2020)

2.3

Deposit Agreement among the Registrant, the depositary and the owners and holders of the American Depositary Shares issued thereunder dated September 29, 2020 (incorporated herein by reference to Exhibit 2.3 to our annual report on Form 20-F (File No. 001-39556) filed with the SEC on April 22, 2021)

2.4*	Description of Registrant’s Securities
4.1

BCPE Stack ESOP Holdco Limited Share Option Plan (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-248658), as amended, initially filed with the SEC on September 8, 2020)

4.2

Chindata Group Holdings Limited 2020 Share Option Plan (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form S-8 (File No. 333-251911), as amended, initially filed with the SEC on January 6, 2021)

4.3

Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-248658), as amended, initially filed with the SEC on September 8, 2020)

4.4

Form of Employment Agreement between the Registrant and its executive officers (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-248658), as amended, initially filed with the SEC on September 8, 2020)

4.5

English translation of the form of the Power of Attorney granted by shareholders of each VIE of the Registrant (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1 (File  No. 333-248658), as amended, initially filed with the SEC on September 8, 2020)

4.6

English translation of the form of the Equity Pledge Agreement among each WFOE of the Registrant, each VIE of the Registrant and the shareholders of each VIE of the Registrant (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F-1 (File No. 333-248658), as amended, initially filed with the SEC on September 8, 2020)

4.7

English translation of the form of the Exclusive Business Cooperation Agreement between each WFOE of the Registrant and each VIE of the Registrant (incorporated herein by reference to Exhibit 10.7 to the registration statement on Form F-1 (File No. 333-248658), as amended, initially filed with the SEC on September 8, 2020)

4.8

English translation of the form of the Purchase Option Agreement among each WFOE of the Registrant, each VIE of the Registrant and the shareholders of each VIE of the Registrant (incorporated herein by reference to Exhibit 10.8 to the registration statement on Form F-1 (File No. 333-248658), as amended, initially filed with the SEC on September 8, 2020)

4.9

English translation of the Form Agreement on Comprehensive Technical Service for Hyperscale Internet Data Center between ByteDance Entity and Chindata Entity (incorporated herein by reference to Exhibit 10.9 to the registration statement on Form F-1 (File No. 333-248658), as amended, initially filed with the SEC on September 8, 2020)

4.10

Share Subscription Agreement between the Registrant and Joyful Phoenix Limited, dated September 23, 2020 (incorporated herein by reference to Exhibit 10.11 to the registration statement on Form F-1 (File  No. 333-248658), as amended, initially filed with the SEC on September 8, 2020)

4.11

Share Subscription Agreement between the Registrant and SCEP Master Fund, dated September 23, 2020 (incorporated herein by reference to Exhibit 10.12 to the registration statement on Form F-1 (File  No. 333-248658), as amended, initially filed with the SEC on September 8, 2020)

4.12

Share Subscription Agreement between the Registrant and Shiying Finance Limited, dated September 23, 2020 (incorporated herein by reference to Exhibit 10.13 to the registration statement on Form F-1 (File  No. 333-248658), as amended, initially filed with the SEC on September 8, 2020)

4.13

Registration Rights Agreement dated November 24, 2020 by and among the Registrant, BCPE Bridge Cayman, L.P., BCPE Stack Holidngs, L.P., Abiding Joy Limited, Datalake Limited, Stackdata Joy Limited, Lotus Walk Inc., Boloria Investments Holding B.V., Zeta Cayman Limited.(incorporated herein by reference to Exhibit 4.14 to our annual report on Form 20-F (File No. 001-39556) filed with the SEC on April 22, 2021)

8.1*	List of Significant Subsidiaries and VIEs of the Registrant
11.1

Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-248658), as amended, initially filed with the SEC on September 8, 2020)

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Ernst & Young Hua Ming LLP, an independent registered public accounting firm
15.2*	Consent of Maples and Calder (Hong Kong) LLP
15.3*	Consent of Fangda Partners
101.INS* 101.SCH* 101.CAL* 101.DEF* 101.LAB* 101.PRE* 104.*

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

Chindata Group Holdings Limited

	By:	/s/ Huapeng Wu
	Name:	Huapeng Wu
Date: April 29, 2022	Title:	Director and Chief Executive Officer

CHINDATA GROUP HOLDINGS LIMITED

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Chindata Group Holdings Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Chindata Group Holdings Limited (the Company) as of December 31, 2021 and 2020, the related consolidated statements of comprehensive (loss) income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 29, 2022 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Realizability of deferred tax assets
Description of the Matter

As described in Notes 2 and 12 to the consolidated financial statements, the Company recorded deferred tax assets of RMB262 million, net of valuation allowance of RMB73 million as of December 31, 2021. The Company records a valuation allowance to offset deferred tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized.

Auditing management’s assessment of the realizability of its deferred tax assets was complex and required significant auditor judgement in determining the assumptions used in the projection of future taxable income and the future reversal pattern of taxable temporary differences. Certain of these significant assumptions are forward looking and may be affected by future market conditions and the performance of the Company.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls that address the risks of material misstatement relating to the realizability of deferred tax assets including controls over management’s review of the projection of future taxable income and the future reversal of taxable temporary differences.

We performed procedures that included, among others, evaluating the assumptions used by the Company to develop projections of future taxable income by subsidiary and testing the completeness and accuracy of the underlying data used in the projections. For example, we compared the projected future taxable income to the actual taxable income of prior periods, as well as the Company’s business plan for data centers. We assessed the historical accuracy of management’s projections and compared the projection of future taxable income with other forecasted financial information prepared by the Company. We also tested the Company’s scheduling of the reversal of taxable temporary differences. Furthermore, we evaluated the Company's income tax disclosures related to the matters described above.

/s/ Ernst & Young Hua Ming LLP

We have served as the Company’s auditor since 2020.

Beijing, the People’s Republic of China

April 29, 2022

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Chindata Group Holdings Limited

Opinion on Internal Control Over Financial Reporting

We have audited Chindata Group Holdings Limited’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Chindata Group Holdings Limited (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2021 and 2020, the related consolidated statements of comprehensive (loss) income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2021, and the related notes and our report dated April 29, 2022 expressed an unqualified opinion thereon.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young Hua Ming LLP

Beijing, the People’s Republic of China

April 29, 2022

CHINDATA GROUP HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

		As of December 31,
	Notes	2020	2021	2021
		RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents		6,705,612	4,390,293	688,933
Restricted cash		102,598	460,174	72,211
Short-term investments	3	—	193,672	30,391
Accounts receivable, net of allowance of RMB12,496 and RMB924 (US$145) as of December 31, 2020 and 2021, respectively	6	422,224	661,027	103,730
Value added taxes recoverable		182,982	327,553	51,400
Amount due from related parties	14	64,093	—	—
Prepayments and other current assets		112,467	314,604	49,368
Total current assets		7,589,976	6,347,323	996,033
Non-current assets
Property and equipment, net	7	6,423,830	9,427,591	1,479,395
Operating lease right-of-use assets	5	635,683	803,544	126,094
Finance lease right-of use assets	5	144,615	136,825	21,471
Intangible assets	8	320,299	305,800	47,987
Goodwill	9	472,883	472,883	74,206
Deferred tax assets	12	18,789	30,866	4,844
Restricted cash		103,253	390,535	61,283
Value added taxes recoverable		357,125	424,011	66,537
Other non-current assets		193,145	342,573	53,755
Total non-current assets		8,669,622	12,334,628	1,935,572
Total assets		16,259,598	18,681,951	2,931,605
LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities (including current liabilities of the consolidated VIEs without recourse to the primary beneficiary of RMB102,267 and RMB114,478 (US$17,965) as of December 31, 2020 and 2021, respectively):

Short-term bank loans	11	66,135	260,980	40,953
Current portion of long-term bank loans	11	230,778	1,689,545	265,126
Accounts payable		1,186,030	1,701,299	266,971
Amounts due to related parties	14	37,468	38,832	6,094
Income taxes payable	12	47,272	49,168	7,716
Current portion of operating lease liabilities	5	40,131	45,501	7,140
Current portion of finance lease liabilities	5	4,906	4,765	748
Derivative liabilities	2	8,671	—	—
Accrued expenses and other current liabilities	10	211,549	511,257	80,227
Total current liabilities		1,832,940	4,301,347	674,975

The accompanying notes are an integral part of the consolidated financial statements

CHINDATA GROUP HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

		As of December 31,
	Notes	2020	2021	2021
		RMB	RMB	US$

Non-current liabilities (including non-current liabilities of the consolidated

   VIEs without recourse to the primary beneficiary of RMB212,413 and

   RMB196,730 (US$30,871) as of December 31, 2020 and 2021,

   respectively):

Long-term bank loans	11	3,892,120	3,526,460	553,379
Operating lease liabilities	5	204,305	198,806	31,197
Finance lease liabilities	5	59,986	57,002	8,945
Deferred tax liabilities	12	254,431	270,950	42,518
Derivative liabilities	2	16,123	16,354	2,566
Other non-current liabilities		260,225	196,400	30,819
Total non-current liabilities		4,687,190	4,265,972	669,424
Total liabilities		6,520,130	8,567,319	1,344,399
Commitments and contingencies	19
Shareholders’ equity
Ordinary shares (par value of US$0.00001 per share, 4,500,000,000 Class A ordinary shares authorized, 344,577,783 Class A ordinary shares issued and outstanding; 500,000,000 Class B ordinary shares authorized, 380,214,434 Class B ordinary shares issued and outstanding as of December 31, 2020; 4,500,000,000 Class A ordinary shares authorized, 358,376,753 Class A ordinary shares issued and outstanding; 500,000,000 Class B ordinary shares authorized, 368,500,979 Class B ordinary shares issued and outstanding as of December 31, 2021)		46	46	7
Additional paid-in capital		10,510,516	10,646,328	1,670,641
Statutory reserves		82,792	189,700	29,768
Accumulated other comprehensive loss	16	(172,586)	(257,977)	(40,482)
Accumulated deficit		(681,300)	(463,465)	(72,728)
Total shareholders’ equity		9,739,468	10,114,632	1,587,206
Total liabilities and shareholders’ equity		16,259,598	18,681,951	2,931,605

The accompanying notes are an integral part of the consolidated financial statements

CHINDATA GROUP HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

		For the year ended December 31,
	Notes	2019	2020	2021	2021
		RMB	RMB	RMB	US$
Revenue
Colocation services
Third parties		583,277	1,618,857	2,649,371	415,744
Related party	14	95,071	83,054	—	—
		678,348	1,701,911	2,649,371	415,744
Colocation rental		128,870	124,991	114,681	17,996
Others		45,792	4,175	88,225	13,844
Total revenue	4	853,010	1,831,077	2,852,277	447,584
Cost of revenue
Colocation services		(422,254)	(960,586)	(1,446,544)	(226,994)
Colocation rental		(152,961)	(135,160)	(125,188)	(19,645)
Others		(35,006)	(2,550)	(80,932)	(12,700)
Gross profit		242,789	732,781	1,199,613	188,245
Operating expenses
Selling and marketing expenses		(47,496)	(99,092)	(89,654)	(14,069)
General and administrative expenses		(232,837)	(564,286)	(359,470)	(56,409)
Research and development expenses		(24,510)	(41,175)	(75,344)	(11,823)
Total operating expenses		(304,843)	(704,553)	(524,468)	(82,301)
Operating (loss) income		(62,054)	28,228	675,145	105,944
Interest income		7,161	27,616	58,607	9,197
Interest expense		(102,290)	(238,384)	(294,978)	(46,288)
Foreign exchange loss		(2,438)	(3,548)	(4,726)	(742)
Changes in fair value of financial instruments	2	(11,189)	(12,717)	12,605	1,978
Others, net		(633)	(17,201)	24,183	3,795
(Loss) income before income taxes		(171,443)	(216,006)	470,836	73,884
Income tax benefit (expense)	12	1,742	(67,339)	(154,416)	(24,231)
Net (loss) income		(169,701)	(283,345)	316,420	49,653
Less: Net income attributable to non-controlling interests		4,742	—	—	—
Net (loss) income attributable to Chindata Group Holdings Limited		(174,443)	(283,345)	316,420	49,653
Net (loss) earnings per share:
Basic	15	(0.44)	(0.46)	0.44	0.07
Diluted	15	(0.44)	(0.46)	0.43	0.07
Shares used in the net (loss) earnings per share:
Basic	15	397,153,121	613,673,576	726,018,244	726,018,244
Diluted	15	397,153,121	613,673,576	729,015,250	729,015,250
Other comprehensive income (loss), net of tax of nil:
Foreign currency translation adjustments	16	21,967	(212,597)	(85,391)	(13,400)
Comprehensive (loss) income		(147,734)	(495,942)	231,029	36,253
Less: Comprehensive income attributable to non-controlling interests		4,742	—	—	—
Comprehensive (loss) income attributable to Chindata Group Holdings Limited		(152,476)	(495,942)	231,029	36,253

The accompanying notes are an integral part of the consolidated financial statements

CHINDATA GROUP HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

	Number of ordinary shares	Ordinary shares	Additional paid-in capital	Statutory reserves	Accumulated other comprehensive income (loss)	Accumulated deficit	Total Chindata Group Holdings Limited shareholders’ equity	Non- controlling interests	Total equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2019	168,092,123	8	798,559	—	18,044	(140,720)	675,891	—	675,891
Net (loss) income	—	—	—	—	—	(174,443)	(174,443)	4,742	(169,701)
Issuance of ordinary shares	370,288,533	23	2,345,247	—	—	—	2,345,270	—	2,345,270
Capital contribution from non- controlling interests of a subsidiary*	—	—	—	—	—	—	—	300,000	300,000
Purchase of non-controlling interests*	28,335,824	3	304,739	—	—	—	304,742	(304,742)	—
Share-based compensation (Note 13)	—	—	63,746	—	—	—	63,746	—	63,746
Appropriation of statutory reserves	—	—	—	13,908	—	(13,908)	—	—	—
Other comprehensive income	—	—	—	—	21,967	—	21,967	—	21,967
Balance as of December 31, 2019	566,716,480	34	3,512,291	13,908	40,011	(329,071)	3,237,173	—	3,237,173
Net loss	—	—	—	—	—	(283,345)	(283,345)	—	(283,345)
Issuance of ordinary shares	46,075,737	4	1,769,641	—	—	—	1,769,645	—	1,769,645
Share issuance upon the initial public offering (“IPO”) and concurrent private placements, net of issuance costs	112,000,000	8	4,858,609	—	—	—	4,858,617	—	4,858,617
Share-based compensation (Note 13)	—	—	369,975	—	—	—	369,975	—	369,975
Appropriation of statutory reserves	—	—	—	68,884	—	(68,884)	—	—	—
Other comprehensive loss	—	—	—	—	(212,597)	—	(212,597)	—	(212,597)
Balance as of December 31, 2020	724,792,217	46	10,510,516	82,792	(172,586)	(681,300)	9,739,468	—	9,739,468
Cumulative effect of adoption of ASU 2016-13	—	—	—	—	—	8,323	8,323	—	8,323
Net income	—	—	—	—	—	316,420	316,420	—	316,420
Share-based compensation (Note 13)	—	—	119,047	—	—	—	119,047	—	119,047
Exercise of share options (Note 13)	2,085,515	—	16,765	—	—	—	16,765	—	16,765
Appropriation of statutory reserves	—	—	—	106,908	—	(106,908)	—	—	—
Other comprehensive loss	—	—	—	—	(85,391)	—	(85,391)	—	(85,391)
Balance as of December 31, 2021	726,877,732	46	10,646,328	189,700	(257,977)	(463,465)	10,114,632	—	10,114,632
Balance as of December 31, 2021 (US$)	726,877,732	7	1,670,641	29,768	(40,482)	(72,728)	1,587,206	—	1,587,206

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

The accompanying notes are an integral part of the consolidated financial statements

CHINDATA GROUP HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollar (“US$”))

	For the year ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss) income	(169,701)	(283,345)	316,420	49,653
Adjustments to reconcile net (loss) income to net cash generated from operating activities:
Depreciation and amortization	241,175	410,694	587,080	92,126
Share-based compensation	63,746	349,846	120,724	18,944
Allowance for credit losses	5,265	3,850	4,646	729
Deferred income taxes	(2,373)	7,375	6,598	1,035
Changes in fair value of financial instruments	11,189	12,717	(12,605)	(1,978)
Amortization of debt issuance cost	10,887	33,455	35,808	5,619
Others	8,301	(120)	6,188	971
Changes in operating assets and liabilities:
Accounts receivable	(160,595)	(121,890)	(209,593)	(32,890)
Amount due from related parties	(420)	88,887	42	7
Value added taxes recoverable	(11,482)	6,900	123,988	19,456
Prepayments and other current assets	(11,225)	(38,934)	(194,617)	(30,540)
Operating lease right-of-use assets	(7,065)	10,800	(1,467)	(230)
Other non-current assets	12,797	(3,510)	(13,974)	(2,193)
Accounts payable	46,274	21,236	14,211	2,230
Income taxes payable	(1,007)	28,622	1,896	298
Amount due to related parties	(32,578)	(61,740)	6,754	1,060
Accrued expenses and other current liabilities	29,988	69,142	105,143	16,499
Operating lease liabilities	5,510	(10,854)	(129)	(20)
Other non-current liabilities	1,481	141,779	168,392	26,426
Net cash generated from operating activities	40,167	664,910	1,065,505	167,202
CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property and equipment and other long-lived assets, net of proceeds from sales of property and equipment	(1,611,253)	(2,424,647)	(3,452,962)	(541,845)
Purchase of land use rights	(30,346)	(287,630)	(163,896)	(25,719)
Cash paid for investment and business combination, net of cash acquired	(1,879,040)	(56,992)	(150,000)	(23,538)
Purchase of short-term investments	—	—	(285,506)	(44,802)
Sales and maturities of short-term investments	—	—	99,393	15,597
Net cash used in investing activities	(3,520,639)	(2,769,269)	(3,952,971)	(620,307)

The accompanying notes are an integral part of the consolidated financial statement

CHINDATA GROUP HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollar (“US$”))

	For the year ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of ordinary shares	2,274,133	1,810,200	—	—
Proceeds from IPO and concurrent private placements, net of issuance cost	—	4,871,804	—	—
Payment of issuance cost for ordinary shares issued in prior year	—	—	(14,734)	(2,312)
Proceeds from exercise of share options	—	—	10,449	1,640
Principal portion of finance lease payments	(11,105)	(18,441)	(7,723)	(1,212)
Proceeds from short-term bank loans	15,000	68,971	266,155	41,766
Proceeds from long-term bank loans	2,408,457	1,743,315	1,749,836	274,587
Payment of debt issuance cost	(68,897)	(47,128)	(32,973)	(5,175)
Contribution from non-controlling interests of a subsidiary	300,000	—	—	—
Repayment of short-term bank loans	—	(15,000)	(64,606)	(10,138)
Repayment of long-term bank loans	(461,260)	(224,919)	(613,343)	(96,247)
Net cash generated from financing activities	4,456,328	8,188,802	1,293,061	202,909
Exchange rate effect on cash, cash equivalents and restricted cash	(719)	(292,820)	(76,056)	(11,936)
Net increase (decrease) in cash, cash equivalents and restricted cash	975,137	5,791,623	(1,670,461)	(262,132)
Cash and cash equivalents and restricted cash at the beginning of the year	144,703	1,119,840	6,911,463	1,084,559
Cash, cash equivalents and restricted cash at the end of the year	1,119,840	6,911,463	5,241,002	822,427
Supplemental disclosures of cash flow information:
Interest expense paid	83,872	197,581	259,719	40,756
Income taxes paid	1,020	27,774	84,028	13,186
Supplemental disclosures of non-cash information:
Purchase of property and equipment included in accounts payable	524,843	1,121,253	1,598,020	250,764
Purchase of non-controlling interests through issuance of ordinary shares	304,742	—	—	—
Reconciliation of cash, cash equivalents and restricted cash
Cash and cash equivalents	1,038,897	6,705,612	4,390,293	688,933
Restricted cash	80,943	205,851	850,709	133,494
Total cash, cash equivalents and restricted cash shown in the statements of cash flows	1,119,840	6,911,463	5,241,002	822,427

The accompanying notes are an integral part of the consolidated financial statement

CHINDATA GROUP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

1. ORGANIZATION

Chindata Group Holdings Limited (the “Company”) is a limited liability company incorporated in the Cayman Islands on December 27, 2018. The Company, its subsidiaries, the variable interest entities, and subsidiaries of the variable interest entities are hereinafter collectively referred to as the “Group”. The Group is principally engaged in the provision of internet data center (“IDC”) colocation and rental services in Asia-Pacific emerging markets. The Company does not conduct any substantive operations on its own but instead conducts its primary business operations through its subsidiaries, the variable interest entities, and subsidiaries of the variable interest entities, which are primarily located in the People’s Republic of China (the “PRC” or “China”), Malaysia and India. As described below, the Company, through a series of transactions which are accounted for as a reorganization of entities and transfer of businesses under common control (the “Reorganization”), became the parent entity of its subsidiaries, the variable interest entities and the subsidiaries of the variable interest entities. Accordingly, these consolidated financial statements reflect the historical operations of the Company as if the current organization structure had been in existence throughout the periods presented.

Reorganization

In preparation for the Company’s planned IPO in the United States, the following transactions were undertaken to reorganize the legal structure of the Company and to transfer the IDC colocation and rental businesses to the Company.

(i)

Integral Investments South Asia III was incorporated on March 24, 2016 and, on November 1, 2017, acquired Bridge Data Centres Malaysia Sdn Bhd, which is engaged in the IDC rental business (collectively, “Bridge Group”). The ultimate controlling shareholder of Investments South Asia III was the same as the Company.

(ii)

On November 27, 2018, Stack Midco Limited was incorporated as a limited liability company in the Cayman Islands. The ultimate controlling shareholder of Stack Midco Limited is the same as the Company. On April 26, 2019, Stack Midco Limited purchased 100% equity interest of Chindata (Xiamen) Science and Technology Co., Ltd. (“Chindata Xiamen”), which is engaged in the IDC colocation business for a total purchase consideration of approximately RMB2,772,317(Note 17). Stack Midco Limited together with Chindata Xiamen are collectively hereinafter referred to as the Stack Group.

(iii)

On July 15, 2019 (“Reorganization Date”), the Company entered into a series of business and assets transfer agreements with Stack Group and Bridge Group, respectively, pursuant to which Stack Group and Bridge Group transferred all the operating assets and liabilities related to their IDC colocation and rental businesses, respectively, to the Company.

As all the Company, Integral Investments South Asia III and Stack Midco Limited are under common control before and after the Reorganization Date, the Reorganization is accounted for in a manner similar to a pooling-of-interest with the assets and liabilities of the parties to the Reorganization carried over at their historical amounts. All of the revenues and costs of conducting the IDC colocation and rental businesses incurred by Stack Group and Bridge Group, respectively, prior to the Reorganization but after the ultimate controlling shareholder obtained control were reflected in the Company’s consolidated statements of comprehensive (loss) income.

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

On October 2, 2020, the Company completed its IPO on the NASDAQ Global Select Market. The Company offered 40,000,000 ADSs representing 80,000,000 Class A ordinary shares at US$13.50 per ADS. Concurrently with the IPO, several investors purchased 10,000,000 ADSs at US$13.50 per ADS, representing 20,000,000 Class A ordinary shares (“Concurrent Private Placements”). Additionally, the underwriters exercised their options to purchase an additional 6,000,000 ADSs representing 12,000,000 Class A ordinary shares at US$13.50 per ADS. Net proceeds from the IPO including the over-allotment option and the Concurrent Private Placements after deducting underwriting discount and issuance cost were RMB4,871,804. Upon completion of the IPO, all outstanding ordinary shares were converted on a one-for-one basis into 338,584,043 Class A ordinary shares and 386,208,174 Class B ordinary shares, respectively.

The rights of the holders of Class A and Class B ordinary shares are identical, except with respect to voting and conversion rights.    Each share of Class A ordinary shares is entitled to one vote and is not convertible into Class B ordinary shares under any circumstances. Each share of Class B ordinary shares is entitled to 15 votes and is convertible into one Class A ordinary share at any time by the holder thereof. Upon any transfer of Class B ordinary shares by the holder thereof to any person or entity that is not an affiliate of such holder, such Class B ordinary shares would be automatically converted into an equal number of Class A ordinary shares.

CHINDATA GROUP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

1. ORGANIZATION (Continued)

As of December 31, 2021, the Company’s principal subsidiaries, variable interest entities, and subsidiaries of the variable interest entities, are as follows:

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

In addition, if the current structure or any of the Contractual Agreements were found to be in violation of any existing or future PRC laws or regulations, the Company may be subject to penalties, including but not be limited to, revocation of business and operating licenses, discontinuing or restricting business operations, restricting the Company’s right to collect revenues, restructuring of the Company’s operations, imposition of additional conditions or requirements with which the Company may not be able to comply, or other regulatory or enforcement actions against the Company that could be harmful to its business. The imposition of any of these or other penalties could have a material adverse effect on the Company’s ability to conduct its business.

CHINDATA GROUP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

1. ORGANIZATION (Continued)

The carrying amounts of the assets, liabilities and the results of operations of the VIEs are presented in aggregate due to the similarity of the purpose and design of the VIEs, the nature of the assets in these VIEs and the type of the involvement of the Company in these VIEs.

The following table sets forth the assets, liabilities, results of operations and cash flows of the VIEs included in the Company’s consolidated balance sheets, consolidated statements of comprehensive loss and consolidated statements of cash flows:

	As of December 31,
	2020	2021	2021
	RMB	RMB	US$
Current assets
Cash and cash equivalents	251,589	577,753	90,662
Short-term investments	—	129,946	20,391
Accounts receivable, net	399,451	588,518	92,351
Amounts due from subsidiaries of the Group	229,845	621,276	97,492
Value added taxes recoverable	3,367	4,273	671
Amounts due from related parties	35	—	—
Prepayments and other current assets	5,715	5,931	931
Total current assets	890,002	1,927,697	302,498
Non-current assets
Property and equipment, net	64,727	57,832	9,075
Operating lease right-of-use assets	239,155	221,708	34,791
Finance lease right-of-use assets	—	866	136
Intangible assets	20,251	17,797	2,793
Amounts due from subsidiaries of the Group	300,000	300,000	47,077
Deferred tax assets	10,598	—	—
Other non-current assets	8,783	10,114	1,587
Total non-current assets	643,514	608,317	95,459
Total assets	1,533,516	2,536,014	397,957
Current liabilities
Accounts payable	31,694	40,260	6,318
Income taxes payable	1,288	4,184	657
Amounts due to subsidiaries of the Group	1,124,418	2,111,460	331,334
Current portion of operating lease liabilities	38,054	35,990	5,648
Accrued expenses and other current liabilities	31,231	34,044	5,342
Total current liabilities	1,226,685	2,225,938	349,299
Non-current liabilities
Operating lease liabilities	204,305	188,104	29,518
Deferred tax liabilities	3,131	499	78
Other non-current liabilities	4,977	8,127	1,275
Total non-current liabilities	212,413	196,730	30,871
Total liabilities	1,439,098	2,422,668	380,170

CHINDATA GROUP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

1. ORGANIZATION (Continued)

	For the year ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
Revenue	712,115	1,706,086	2,656,005	416,785
Net income (loss)	29	(52,771)	2,942	462
Net cash generated from operating activities	93,468	184,998	460,676	72,290
Net cash used in investing activities	(14,762)	(12,115)	(133,441)	(20,940)
Net cash used in financing activities	—	—	(1,071)	(168)

The revenue-producing assets that are held by the VIEs comprise of property and equipment, and operating lease right-of-use assets. The VIEs contributed an aggregate of 83%, 93% and 93% of the Group’s consolidated revenue for the years ended December 31, 2019, 2020 and 2021, after elimination of inter-entity transactions.

As of December 31, 2021, there was no pledge or collateralization of the VIEs’ assets that can only be used to settle obligations of the VIEs. Other than the amounts due to subsidiaries of the Group (which are eliminated upon consolidation), all remaining liabilities of the VIEs are without recourse to the Company.

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

Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenue and expenses during the reporting periods. Significant estimates and assumptions reflected in the Group’s consolidated financial statements include, but are not limited to, the allowance for credit losses (previously known as the allowance for doubtful accounts before the adoption of ASU 2016-13) of accounts receivable, other receivable and debt securities, the purchase price allocation with respect to business combinations, useful lives of long-lived assets, impairment of long-lived assets and goodwill, realization of deferred tax assets, measurement of right-of-use assets and lease liabilities including incremental borrowing rate (“IBR”) used in measurement, legal contingencies, share-based compensation, and the fair value of financial instruments. Management bases the estimates on historical experience and various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could materially differ from those estimates.

Comparative Information

Certain line items in the financial information of the VIEs presented in Note 1 have been adjusted to conform with the current year’s presentation to facilitate comparison.

Convenience translation

Amounts in U.S. dollars are presented for the convenience of the reader and are translated at the noon buying rate of RMB6.3726 per US$1.00 on December 31, 2021 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

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

Short-term investment

Short-term investments consist primarily of investments in certain wealth management products and structured notes with original maturities greater than three months but less than twelve months or no maturities. The investment in debt securities that the Group has the positive intent and the ability to hold to maturity are classified as held-to-maturity securities and stated at amortized cost. The investment in debt securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities.

For held-to-maturity debt securities, the allowance for credit losses reflects the Group's estimated expected losses over the contractual lives of the debt securities and is recorded as a charge to “General and administrative expenses” in the consolidated statements of comprehensive (loss) income. Estimated allowances of credit losses are determined by considering reasonable and supportable forecasts of future economic conditions in addition to information about past events and current conditions.

Accounts receivable

On January 1, 2021, the Group adopted Accounting Standard Update (“ASU”) 2016-13, Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”), using a modified retrospective transition method, which resulted in a cumulative-effect adjustment to decrease the opening balance of accumulated deficit on January 1, 2021 by RMB8,323(US$1,306), after net of RMB2,219 (US$348) of income taxes.

The Group maintains an allowance for credit losses for accounts receivable, which is recorded as an offset to accounts receivable, and the estimated credit losses charged to the allowance is classified as “General and administrative expenses” in the consolidated statements of comprehensive (loss) income. When similar risk characteristics exist, the Group assesses collectability and measures expected credit losses on a collective basis for a pool of assets, whereas if similar risk characteristics do not exist, the Group assesses collectability and measures expected credit losses on an individual asset basis. In determining the amount of the allowance for credit losses, the Group considers historic collection experience, the age of the accounts receivable balances, credit quality of the Group’s customers, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect the customer’s ability to pay.

Prior to adopting ASU 2016-13, accounts receivable is carried at net realizable value. An allowance for doubtful accounts is recorded when collection of the full amount is no longer probable. In evaluating the collectability of receivable balances, the Group considers specific evidence including the aging of the receivable, the customer’s payment history, its current credit-worthiness and current economic trends. Accounts receivable are written off when deemed uncollectible.

CHINDATA GROUP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Capitalized interest

Interest, including amortization of deferred financing costs, associated with major development and construction projects is capitalized and included in construction in progress in accordance with ASC 835, Interest (“ASC 835”). The capitalization of interest commences when expenditure for the asset is being incurred, interest costs are being incurred and activities that are necessary to prepare the asset for its intended use or sale are in progress. The capitalization of interest ceases when the project is substantially completed or the development activity is suspended for more than a brief period. The amount to be capitalized is determined by applying the weighted average interest rate of the Group’s outstanding borrowings to the average amount of accumulated qualifying capital expenditures for assets under construction during the year. Total interest expenses incurred amounted to RMB120,170, RMB330,573 and RMB412,455(US$64,723), of which RMB17,880, RMB92,189 and RMB117,477 (US$18,435) were capitalized for the years ended December 31, 2019, 2020 and 2021, respectively.

Derivative instruments

ASC Topic 815, Derivatives and Hedging (“ASC 815”), requires all contracts that meet the definition of a derivative to be recognized on the balance sheet as either assets or liabilities and recorded at fair value. The Group’s derivatives represent target accrual forward transaction, the embedded call option, cross currency swap, and non-deliverable forward that did not qualify for hedge accounting in accordance with ASC 815. The derivatives are accounted for at fair value by recording the unrealized mark-to-market (fair value adjustment) in each period in the consolidated statements of comprehensive (loss) income within “Changes in fair value of financial instruments”. The notional amounts of the derivative contracts were MYR396,654 and US$29,000, respectively, as of December 31, 2021, and MYR644,654, US$160,000 and RMB110,000, respectively, as of December 31, 2020. A loss of RMB12,316, RMB20,479 and RMB1,620 (US$254) was recognized in the consolidated statements of comprehensive (loss) income for the years ended December 31, 2019, 2020 and 2021, respectively. The estimated fair value of the derivatives is determined at discrete points in time with reference to the market rates using industry standard valuation techniques. The fair value of the Group’s derivatives was determined utilizing market observable forward exchange rates. During all periods presented, there were no changes in valuation technique; or transfers in and out of each level.

Fair value measurements

Financial instruments of the Group primarily include cash and cash equivalents, restricted cash, short-term investments, accounts receivable, derivatives, contingent receivable, amounts due from and due to related parties, accounts payable, certain other current assets and liabilities, short-term bank loans and long-term bank loans. The carrying amount of the long-term bank loans approximates its fair value due to the fact that the related interest rate approximates the interest rates currently offered by financial institutions for similar debt instruments of comparable maturities. The derivatives and contingent receivable were recorded at fair value as determined on the respective issuance or origination date and subsequently adjusted to its fair value at each reporting date. The Group determined the fair values of the derivatives and contingent receivable with the assistance of an independent appraiser. The Group applies ASC 820 Fair Value Measurements and Disclosures (“ASC 820”), in measuring fair value. ASC 820 defines fair value, establishes a framework for measuring fair value and requires disclosures to be provided on fair value measurement. The carrying values of the remaining financial instruments approximate their fair values due to their short-term maturities.

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

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fair value measurements (Continued)

Assets and liabilities measured at fair value on a recurring basis as of December 31, 2020 are summarized below:

	Quoted price in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
	RMB	RMB	RMB
Derivative liabilities	—	24,794	—
Contingent receivable	—	—	13,609

Assets and liabilities measured at fair value on a recurring basis as of December 31, 2021 are summarized below:

	Quoted price in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
	RMB	RMB	RMB
Short-term investments
Trading securities	129,946	—	—
Held-to-maturity debt securities	—	63,726	—
Derivative assets	—	2,446	—
Derivative liabilities	—	16,354	—

The Group measured the fair value of its contingent receivable on a recurring basis using significant unobservable (Level 3) inputs as of each report date. The valuation of the contingent receivable is performed using Monte Carlo simulation model with unobservable inputs including weighted average cost of capital as well as the performance target, which is assessed by the Group.

The following table presents a reconciliation of all financial instruments measured at fair value on a recurring basis using Level 3 unobservable inputs:

Contingent receivable
RMB
Balance as of January 1, 2020	14,630
Settlement	(8,783)
Fair value change	7,762
Balance as of December 31, 2020	13,609
Fair value change	5,884
Settlement	(19,493)
Balance as of December 31, 2021	—
The amount of total gain for the year ended December 31, 2021	5,884
The amount of total gain for the year ended December 31, 2021 (US$)	923

The Group did not transfer any assets or liabilities in or out of Level 3 during all periods presented.

CHINDATA GROUP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Equity method investments

The Group’s investments in entities in which the Group can exercise significant influence but does not own a majority equity interest or control are generally accounted for under the equity method of accounting. Equity method investments are initially measured at cost, and are subsequently adjusted for cash contributions, distributions and the Group's share of the income and losses of the investees. The Group records its equity method investment in “Other non-current assets” in the consolidated balance sheets. The Group's proportionate share of the income or loss from its equity method investment are recorded in “Others, net” in the consolidated statements of comprehensive (loss) income, which was RMB3,201 for the year ended December 31, 2021. The share of income or loss from equity method investments was immaterial for the year ended December 31, 2020. The Group reviews its investment periodically to determine if any investment may be impaired considering both qualitative and quantitative factors that may have a significant impact on the investees' fair value. No impairment loss was recognized for the years presented.

Property and equipment, net

Property and equipment are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the assets, as follows:

Category	Estimated Useful Life
Buildings	20 to 40 years
Data center equipment
– Machinery	10 to 20 years
– Other equipment	3 to 5 years
Furniture and office equipment	3 to 5 years
Computers and network equipment	3 to 5 years
Motor vehicles	3 to 10 years
Purchased software	5 to 10 years
Leasehold improvements	Lesser of useful life or lease term

Repair and maintenance costs are charged to expense as incurred, whereas the cost of renewals and betterments that extend the useful lives of property and equipment are capitalized as additions to the related assets. Retirements, sales and disposals of assets are recorded by removing the cost and accumulated depreciation from the asset and accumulated depreciation accounts with any resulting gain or loss reflected in the consolidated statements of comprehensive (loss) income.

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

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Intangible assets, net

Intangible assets are carried at cost less accumulated amortization and any recorded impairment. Intangible assets with finite useful lives are amortized using a straight-line method of amortization that reflects the estimated pattern in which the economic benefits of the intangible asset are to be consumed. The estimated useful life for the intangible assets is as follows:

Category	Estimated Useful Life
Acquired customer relationships	5 to 10 years
Acquired license and others	2 to 4 years

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

Segment reporting

In accordance with ASC 280-10, Segment Reporting: Overall, operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), in deciding how to allocate resources and in assessing performance. The Group operates and manages its business as a single segment through the provision of a single class of standardized IDC services in Asia-Pacific emerging markets. Therefore, the Group’s CODM, who has been identified as the Board of Directors, reviews the consolidated results when making decisions about allocating resources and assessing performance of the Group as a whole (Note 20).

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

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Goodwill

In accordance with ASC 350, Intangibles—Goodwill and Other (“ASC 350”), the Group assigned and assessed goodwill for impairment at the reporting unit level. A reporting unit is an operating segment or one level below the operating segment. The Group determined that there are two reporting units as of December 31, 2020 and 2021, Bridge Group and Stack Group. Under ASC 350, goodwill is not amortized but is tested for impairment on an annual basis, or more frequently if events or changes in circumstances indicate that it might be impaired. In accordance to ASU No. 2011-08, Intangibles—Goodwill and Other (“ASU 2011-08”), the Group can elect to perform a qualitative assessment to determine whether the two-step impairment testing on goodwill is necessary. The Group adopted ASU 2017-04, Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment (“ASU 2017-04”), which eliminates the requirement to calculate the implied fair value of goodwill and record the amount of goodwill impairment as the excess of a goodwill allocated to the reporting unit’s carrying amount over its fair value, not to exceed the total amount of goodwill allocated to the reporting unit. The Group assesses qualitative factors such as business changes, economic outlook, financial trends and forecast, growth rates, industry data and other relevant qualitative factors to determine if it’s more-likely-than-not that the goodwill might be impaired and whether it’s necessary to perform a quantitative goodwill impairment. If the qualitative factors indicate a potential impairment, the Company compares the carrying amount of a reporting unit to its fair value. No impairment of goodwill was recorded for the years ended December 31, 2019, 2020 and 2021 (Note 9).

Comprehensive (loss) income

Comprehensive (loss) income is defined as the changes in equity of the Group during a period from transactions and other events and circumstances excluding transactions resulting from investments by shareholders and distributions to shareholders. Among other disclosures, ASC 220, Comprehensive Income, requires that all items that are required to be recognized under current accounting standards as components of comprehensive (loss) income be reported in a financial statement that is displayed with the same prominence as other financial statements. For each of the periods presented, the Group’s comprehensive (loss) income includes net (loss) income and foreign currency translation adjustments, and is presented in the consolidated statements of comprehensive (loss) income.

Leases

The Group determines if an arrangement is a lease at inception in accordance with ASC 842, Leases (“ASC 842”). Leases are classified as operating or finance leases in accordance with the recognition criteria in ASC 842-10-25. The Group’s leases do not contain any material residual value guarantees or material restrictive covenants.

Lessee accounting

The Group recognizes right-of-use (“ROU”) assets and liabilities on the lease commencement date based on the present value of lease payments over the lease term. As the rate implicit in the Group’s leases is not typically readily available, the Group uses an incremental borrowing rate based on the information available at the lease commencement date in determining the present value of lease payments. This incremental borrowing rate reflects the fixed rate at which the Group could borrow on a collateralized basis the amount of the lease payments in the same currency, for a similar term, in a similar economic environment. The ROU assets also include any lease payments made, net of lease incentives. Lease terms are based on the non-cancelable term of the lease and may contain options to extend the lease when it is reasonably certain that the Group will exercise that option. Leases with an initial lease term of 12 months or less are not recorded on the consolidated balance sheets.

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

Lessor accounting

The Group’s lessor portfolio consists of only operating leases for the periods presented. The Group’s policy election is to combine lease and non-lease components, by underlying class of asset, and account for them as one component if they have the same timing and pattern of transfer. The combined component is accounted for in accordance with ASC 842 if the lease component is predominant, and in accordance with ASC 606, Revenue from Contracts with Customers (“ASC 606”) if the non-lease component is predominant.

Revenue recognition

The Group applies the five-step model outlined in ASC 606. The Group accounts for a contract when it has approval and commitment from the customer, the rights of the parties are identified, payment terms are identified, the contract has commercial substance and collectability of consideration is probable.

Revenue is allocated to each performance obligation based on its standalone selling price. The Group generally determines standalone selling prices based on observable prices. If the standalone selling price is not observable through past transactions, the Group estimates the standalone selling price based on multiple factors, including, but not limited to, gross margin objectives, internal costs, and industry technology lifecycles. Variable consideration is included in the transaction price if, in our judgment, it is probable that a significant future reversal of cumulative revenue recognized under the contract will not occur. Timing of revenue recognition is generally the same as the timing of invoicing to customers. Contract assets and contract liabilities were nil as of December 31, 2020 and 2021. Using the practical expedient in ASC 606, the Group does not adjust the promised amount of consideration for the effects of a significant financing component if it expects, at contract inception, that the period between the transfer of the promised good or service to the customer and when the customer pays for that good or service will be one year or less. The Group also elected to exclude sales taxes and other similar taxes from the measurement of the transaction price, and accordingly, recognized revenues net of value added taxes (“VAT”) and surcharges.

Colocation services

The Group provides integrated IDC colocation services including utilities, hosting, cooling and maintenance (collectively, “Colocation Resources”) to its customers for operating their servers and IT equipment in the Group’s data centers in the PRC. The nature of the Group’s performance obligation is a single performance obligation to stand ready to provide a series of distinct IDC colocation services daily throughout the fixed contract period. The Group is a lessor in certain IDC colocation service arrangements and the lease component qualifies as an operating lease. Under ASC 842, these contracts qualify for a practical expedient available to lessors to combine the lease and non-lease components and account for the combined component in accordance with the accounting treatment for the predominant component. The Group applied this practical expedient and have accounted for the combined component under ASC 606 because the non-lease components are predominant.

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

Others

Other revenue mainly includes revenues from fiber optic cable and other fitting services provided at the customers’ request and the construction service. The Group uses construction progress reports, an output measure, to recognize revenue over time provided all revenue recognition criteria have been met, as it most faithfully depicts the Group’s performance toward complete satisfaction of the performance obligation.

As of December 31, 2021, the aggregate amount of transaction price allocated to performance obligations (unsatisfied or partially unsatisfied) is related to colocation services, does not include any variable consideration, and amounted to RMB19,891,376 (US$3,121,391). The Company expects to recognize as revenue 11%, 48% and 41% of these performance obligations within twelve months, one to five years, and after five years, respectively.

Value-Added Taxes Recoverable

The Group is subject to VAT on proceeds received from customers and records revenue net of VAT. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. The Group has input VAT greater than output VAT for all periods presented, net VAT balance is recorded as value-added taxes recoverable. If output VAT is greater than input VAT, net VAT balance is recorded as value-added taxes payable.

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

Government grants

Government grants received from provincial and local governments are related to acquisition of assets. The grants are recorded as “deferred government grants” and are included in the “Accrued expenses and other current liabilities”, or “Other non-current liabilities” line items in the consolidated balance sheets when received. Once the Group fulfills the conditions stipulated under the grant, the grant amount will be released to the consolidated statements of comprehensive (loss) income in equal amounts over the expected useful life of the related asset, as a reduction of the related depreciation expense.

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

Employee benefit expenses

All eligible employees of the Group in the PRC are entitled to staff welfare benefits including medical care, welfare subsidies, unemployment insurance and pension benefits through a PRC government-mandated multi-employer defined contribution plan. The Group is required to accrue for these benefits based on certain percentages of the qualified employees’ salaries and to make contributions to the plans out of the amounts accrued. The PRC government is responsible for the medical benefits and the pension liability to be paid to these employees and the Group’s obligations are limited to the amounts contributed. The Group recorded employee benefit expenses of RMB16,210, RMB18,385 and RMB53,465 (US$8,390) for the years ended December 31, 2019, 2020 and 2021, respectively.

The Group also maintains a government mandated employee provident fund schemes to cover employees of its wholly owned subsidiaries in Malaysia. The employee provident fund schemes are considered a defined contribution plan. Employer and employee contributions are made based on various percentages of salaries and wages that vary based on employee age and other factors. The Group’s contributions into the program amounted to RMB1,150, RMB1,049 and RMB991 (US$156) for the years ended December 31, 2019, 2020 and 2021, respectively.

The Group has no further payment obligations once the contributions have been paid.

CHINDATA GROUP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(Loss) earnings per share

     In accordance with ASC 260, Earnings Per Share (“ASC 260”), basic (loss) earnings per share is computed by dividing net (loss) income attributable to the Company by the weighted average number of ordinary shares outstanding during the period. Diluted (loss) earnings per share is calculated by dividing net (loss) income attributable to the Company as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Share options with performance conditions are considered contingently issuable shares and are only included in the computation of diluted (loss) earnings per share to the extent that the performance conditions are met such that the share options are exercisable at the end of the reporting period, assuming it was the end of the contingency period. Ordinary equivalent shares consist of the ordinary shares issuable upon the conversion of the share options, using the treasury stock method. Ordinary equivalent shares are excluded from the computation of diluted per share if their effects would be anti-dilutive. The computation of the diluted (loss) earnings per Class A ordinary share assumes the conversion of Class B ordinary shares to Class A ordinary shares, while diluted (loss) earnings per Class B ordinary share does not assume the conversion of such shares.

The liquidation and dividend rights of the holders of the Company’s Class A and Class B ordinary shares are identical, except with respect to voting rights and conversion (Note 1). As a result, and in accordance with ASC 260, the undistributed (loss) income for each year is allocated based on the contractual participation rights of the Class A and Class B ordinary shares as if the (loss) income for the year had been distributed. As the liquidation and dividend rights are identical, the undistributed (loss) income is allocated on a proportionate basis. Further, as the conversion of Class B ordinary shares is assumed in the computation of the diluted earnings per Class A ordinary share, the undistributed (loss) income is equal to net (loss) income for that computation.

Income taxes

The Group follows the liability method of accounting for income taxes in accordance with ASC 740, Income Taxes (“ASC 740”). Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Group records a valuation allowance to offset deferred tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The assessment of realizability of deferred tax assets involves significant assumptions used in the projection of future taxable income and the future reversal pattern of taxable temporary differences. The effect on deferred taxes of a change in tax rate is recognized in tax expense in the period that includes the enactment date of the change in tax rate.

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

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Contingencies

The Group records accruals for certain of its outstanding legal proceedings or claims when it is probable that a liability will be incurred and the amount of loss can be reasonably estimated. The Group evaluates, on a quarterly basis, developments in legal proceedings or claims that could affect the amount of any accrual, as well as any developments that would make a loss contingency both probable and reasonably estimable. The Group discloses the amount of the accrual if it is material.

When a loss contingency is not both probable and estimable, the Group does not record an accrued liability but discloses the nature and the amount of the claim, if material. However, if the loss (or an additional loss in excess of the accrual) is at least reasonably possible, then the Group discloses an estimate of the loss or range of loss, unless it is immaterial or an estimate cannot be made. The assessment of whether a loss is probable or reasonably possible, and whether the loss or a range of loss is estimable, often involves complex judgments about future events. Management is often unable to estimate the loss or a range of loss, particularly where (i) the damages sought are indeterminate, (ii) the proceedings are in the early stages, or (iii) there is a lack of clear or consistent interpretation of laws specific to the industry-specific complaints among different jurisdictions. In such cases, there is considerable uncertainty regarding the timing or ultimate resolution of such matters, including eventual loss, fine, penalty or business impact, if any.

Concentration of risks

Concentration of credit risk

Assets that potentially subject the Group to significant concentration of credit risk primarily consist of cash and cash equivalents, restricted cash, accounts receivable, contingent receivable and amounts due from related parties. The Group expects that there is no significant credit risk associated with cash and cash equivalents and restricted cash, which were held by reputable financial institutions in the jurisdictions where the Company, its subsidiaries, and the VIEs are located. The Group believes that it is not exposed to unusual risks as these financial institutions have high credit quality. The risk with respect to the contingent receivable is mitigated by the ongoing assessment of the counterparty’s credit quality by reference to the counterparty’s default history. Accounts receivable and amounts due from related parties are typically unsecured and are derived from revenues earned from customers. The risk is mitigated by credit evaluations the Group performs on its customers and its ongoing monitoring process of outstanding balances. As of December 31, 2020 and 2021, the Group had one and one customer with a receivable balance exceeding 10% of the total accounts receivable balance, respectively. The risk with respect to accounts receivable is mitigated by credit evaluations the Group performs on its customers and its ongoing monitoring process of outstanding balances.

CHINDATA GROUP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Concentration of risks (Continued)

Business, customer, political, social and economic risks

The Group participates in a dynamic and competitive high technology industry and believes that changes in any of the following areas could have a material adverse effect on the Group’s future financial position, results of operations or cash flows: changes in the overall demand for services; competitive pressures due to existing competitors; and new trends in new technologies and industry standards; control of telecommunication infrastructures by local regulators and industry standards; changes in certain strategic relationships or customer relationships; regulatory considerations; cybersecurity regulations; and risks associated with the Group’s ability to attract and retain employees necessary to support its growth. The Group’s operations could be adversely affected by significant political, economic and social uncertainties in the PRC.

Two customers accounted for 68.2% and 11.1%, respectively, of total revenues during the year ended December 31, 2019. One customer accounted for 81.7% and 83.2% of total revenues during the years ended December 31, 2020 and 2021.

Interest rate risk

The Group is exposed to interest rate risk on its interest-bearing liabilities. As of December 31, 2021, a hypothetical 1% increase or decrease in annual interest rates of RMB-denominated borrowings, US-denominated borrowings and MYR-denominated borrowings, in aggregate, would increase or decrease total interest expense by approximately RMB51,671 (US$8,108).

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

Foreign currency exchange rate risk

From July 21, 2005, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. For RMB against U.S. dollar, there was an appreciation of approximately 6.3% and 2.3% during the years ended December 31, 2020 and 2021, respectively. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. To the extent that the Group needs to convert U.S. dollar into RMB for capital expenditures and working capital and other business purposes, appreciation of RMB against U.S. dollar would have an adverse effect on the RMB amount the Group would receive from the conversion. Conversely, if the Group decides to convert RMB into U.S. dollar for the purpose of making payments for dividends on ordinary shares, strategic acquisitions or investments or other business purposes, appreciation of U.S. dollar against RMB would have a negative effect on the U.S. dollar amount available to the Group. In addition, a significant depreciation of the RMB against the U.S. dollar may significantly reduce the U.S. dollar equivalent of the Group’s earnings or losses.

Recent accounting pronouncements

In October 2021, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers (ASU 2021-08), which clarifies that an acquirer of a business should recognize and measure contract assets and contract liabilities in a business combination in accordance with ASC 606. The new amendments are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The amendments should be applied prospectively to business combinations occurring on or after the effective date of the amendments, with early adoption permitted. The Group is currently evaluating the impact of the new guidance on the consolidated financial statements.

CHINDATA GROUP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

3. SHORT-TERM INVESTMENT

The following tables presents the Group's short-term investments:

	As of December 31,
	2020	2021	2021
	RMB	RMB	US$
Trading securities	—	129,946	20,391
Held-to-maturity debt securities	—	63,726	10,000
	—	193,672	30,391

The Group’s short-term investments include wealth management products classified as trading securities, and structured notes classified as held-to-maturity debt securities. During the years ended December 31, 2019, 2020 and 2021, the Group recorded interest income from its held-to-maturity debt securities of nil, nil and RMB350 (US$55), and recorded changes in fair value of financial instruments from its trading securities of nil, nil and RMB8,341 (US$1,309) in the consolidated statements of comprehensive (loss) income, respectively.

4. REVENUE

The following table presents the Group’s revenues from contracts with customers disaggregated by material revenue category:

	For the Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
Colocation services recognized over time	678,348	1,701,911	2,649,371	415,744
Colocation rental recognized over time	128,870	124,991	114,681	17,996
Others recognized over time	45,792	4,175	88,225	13,844
	853,010	1,831,077	2,852,277	447,584

5. LEASE

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

The components of lease expense were as follows:

	For the year ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
Operating lease cost	24,224	40,479	47,055	7,384
Finance lease cost	8,931	4,724	6,983	1,096
Short-term lease cost	1,661	2,208	1,021	160
	34,816	47,411	55,059	8,640

CHINDATA GROUP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

5. LEASE (Continued)

Lessee Accounting (Continued)

Maturities of lease liabilities are as follows:

	Operating Leases		Finance Leases
	RMB	US$	RMB	US$
Year ending December 31, 2022	47,220	7,410	5,251	824
Year ending December 31, 2023	40,303	6,324	5,350	840
Year ending December 31, 2024	29,955	4,701	5,475	859
Year ending December 31, 2025	28,426	4,461	5,569	874
Year ending December 31, 2026 and thereafter	246,815	38,731	163,222	25,613
Total lease payments	392,719	61,627	184,867	29,010
Less imputed interest	(148,412)	(23,290)	(123,100)	(19,317)
Present value of lease liabilities	244,307	38,337	61,767	9,693

Other supplemental information related to leases is summarized below:

	For the year ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
Cash paid for amounts included in the measurement of lease liabilities
Operating cash flows used in operating leases	21,092	40,275	41,832	6,564
Operating cash flows used in finance leases	6,599	6,008	5,751	902
Financing cash flows used in finance leases	9,230	18,441	7,723	1,212
Lease liabilities arising from obtaining right-of-use assets
Operating leases	13,044	8,091	23,002	3,610
Finance leases	178	708	—	—

	As of December 31,
	2020	2021
Weighted-average remaining lease term (years)
Operating leases	13.68	12.43
Finance leases	27.07	26.09
Weighted-average discount rate
Operating leases	8.59%	8.60%
Finance leases	9.05%	9.05%

Lessor Accounting

The Group’s lease contracts in Malaysia do not have the option to extend or terminate the lease or provide the customer the right to purchase the asset at the end of the contract term. Instead, renewal of such contracts requires negotiation of mutually agreed upon terms by both parties. As of December 31, 2021, minimum lease payments expected to be collected were as follows:

	As of December 31, 2021
	RMB	US$
Year ending December 31, 2022	116,332	18,255
Year ending December 31, 2023	222,606	34,932
Year ending December 31, 2024	216,924	34,040
Year ending December 31, 2025	227,801	35,747
Year ending December 31, 2026 and thereafter	841,633	132,071
Total	1,625,296	255,045

CHINDATA GROUP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

6. ACCOUNTS RECEIVABLE

	As of December 31,
	2020	2021	2021
	RMB	RMB	US$
Accounts receivable	434,720	661,951	103,875
Allowance for credit losses	(12,496)	(924)	(145)
Accounts receivable, net	422,224	661,027	103,730

The movements in the allowance for credit losses were as follows:

	2020	2021	2021
	RMB	RMB	US$
Balance at the beginning of the year	4,770	12,496	1,961
Cumulative effect of adoption of ASU 2016-13	—	(11,054)	(1,735)
Provisions/(Reversal)	7,726	(286)	(45)
Write-offs	—	(232)	(36)
Balance at the end of the year	12,496	924	145

7. PROPERTY AND EQUIPMENT

	As of December 31,
	2020	2021	2021
	RMB	RMB	US$
Buildings	1,909,633	2,721,086	426,998
Data center equipment	3,945,877	4,607,321	722,989
Furniture and office equipment	11,934	17,086	2,681
Computers and network equipment	16,677	14,858	2,332
Motor vehicles	6,868	10,001	1,569
Purchased software	6,984	12,763	2,003
Leasehold improvements	36,358	48,674	7,638
Construction in progress	1,196,551	3,218,617	505,071
	7,130,882	10,650,406	1,671,281
Less: accumulated depreciation	(707,052)	(1,222,815)	(191,886)
Property and equipment, net	6,423,830	9,427,591	1,479,395

Depreciation expense for the years ended December 31, 2019, 2020 and 2021 was RMB208,415, RMB369,686 and RMB543,597 (US$85,302), respectively.

CHINDATA GROUP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

8. INTANGIBLE ASSETS

	As of December 31,
	2020	2021	2021
	RMB	RMB	US$
Acquired customer relationships	397,979	396,499	62,219
Acquired license and others	2,556	30,834	4,839
Less: accumulated amortization	(80,236)	(121,533)	(19,071)
Intangible assets, net	320,299	305,800	47,987

The Group recorded amortization expense of RMB32,760, RMB42,292 and RMB42,221 (US$6,625) for the years ended December 31, 2019, 2020 and 2021, respectively. As of December 31, 2021, estimated amortization expense of the existing intangible assets for each of the next five years is RMB42,405, RMB45,414, RMB47,720, RMB47,227 and RMB39,697, respectively.

9. GOODWILL

Stack Group
Balance as of January 1, 2020	466,320
Goodwill acquired (Note 17)	6,563
Balance as of December 31, 2020 and 2021	472,883
Balance as of December 31, 2021 (US$)	74,206

For the years ended December 31, 2019, 2020 and 2021, the Group performed a qualitative assessment and quantitative test based on the requirements of ASC 350-20. The Group evaluated all relevant factors including, but not limited to, macroeconomic conditions, industry and market conditions and financial performance. The Group weighed all factors in their entirety and concluded that it was not more-likely-than-not the fair value was less than the carrying amount of the reporting unit, and further impairment testing on goodwill was unnecessary.

10. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	As of December 31,
	2020	2021	2021
	RMB	RMB	US$
Payroll payable	48,339	59,432	9,326
Interest payable*	14,639	239,853	37,638
Deferred government grants	8,629	8,629	1,354
Other tax and surcharges payable	28,904	90,011	14,125
Accrued expenses	52,768	42,693	6,699
Others	58,270	70,639	11,085
	211,549	511,257	80,227

* Interest payable balance as of December 31, 2021 includes the incremental interest payable of RMB223,084 (US$35,007), payable upon the maturity of one bank loan in October 2022. As such, the corresponding interest payable was reclassified to current liabilities.

CHINDATA GROUP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

11. BANK LOANS

The Group’s borrowings consisted of the following:

	As of December 31,
	2020	2021	2021
	RMB	RMB	US$
Secured short-term bank loans	66,135	260,980	40,953
Secured long-term bank loans	4,122,898	5,216,005	818,505
	4,189,033	5,476,985	859,458

The Group entered into loan agreements with various financial institutions for data center project development and working capital purpose with terms ranging from 1 to 7 years.

As of December 31, 2021, the Group had total financing credit facilities of RMB4,503,352, US$345,000 and MYR248,000 from various financial institutions, of which the unused amount was RMB400,000, US$30,000 and MYR nil, respectively.

As of December 31, 2021, certain bank borrowings denominated in RMB are secured by certain subsidiaries’ restricted cash, accounts receivable, property and equipment and land use rights with net book value of RMB54,692, RMB543,220, RMB2,666,108, and RMB115,017 respectively. Two loan facilities amounted to US$120,000 is guaranteed by standby letters of credit of US$150,000. Others are guaranteed by designated subsidiaries of the Group or secured by property, assets, deposits and shares of designated subsidiaries.

The weighted average interest rate on short-term bank loans as of December 31, 2020 and 2021 was 7.00% and 6.82%, respectively. The weighted average interest rate on long-term bank loans as of December 31, 2020 and 2021 was 7.87% and 7.13%, respectively. Management assessed that there was no breach of loan covenants for all its bank borrowings as of December 31, 2020 and 2021, respectively.

As of December 31, 2021, the loan principal will be due according to the following schedule:

	RMB	US$
2022	1,973,392	309,668
2023	551,390	86,525
2024	1,160,896	182,170
2025	1,126,985	176,849
2026 and thereafter	747,736	117,336
	5,560,399	872,548

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

The Group’s PRC entities are subject to the statutory income tax rate of 25%, in accordance with the Enterprise Income Tax law (the “EIT Law”), which was effective since January 1, 2008. Chindata (Hebei) Co., Ltd. being qualified as a High New Technology Enterprise (“HNTE”) was entitled to the preferential income tax rate of 15% for three years from 2018 to 2020. In 2021, Chindata (Hebei) Co., Ltd. submitted the HNTE renewal applications and is anticipated to obtain the renewed HNTE certificate and enjoy the preferential income tax rate of 15% for three years from 2021 to 2023. Datong Qinhuai Data Co., Ltd. has passed HNTE qualification assessment and is anticipated to be recognized as a HNTE in year 2021, which can be entitled to the preferential income tax rate of 15% for three years from 2021 to 2023.

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

(Loss) income before income taxes consists of:

	For the year ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
PRC	77,079	102,329	677,544	106,321
Non-PRC	(248,522)	(318,335)	(206,708)	(32,437)
	(171,443)	(216,006)	470,836	73,884

The current and deferred components of income tax (benefit) expense appearing in the consolidated statements of comprehensive (loss) income are as follows:

	For the year ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
Current income tax expense	631	59,964	147,818	23,196
Deferred income tax (benefit) expense	(2,373)	7,375	6,598	1,035
	(1,742)	67,339	154,416	24,231

CHINDATA GROUP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

12. TAXATION (Continued)

A reconciliation of the differences between the PRC statutory tax rate and the Company’s effective tax rate for enterprise income tax is as follows:

	For the year ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
(Loss) income before income tax	(171,443)	(216,006)	470,836	73,884
Income tax computed at the PRC statutory tax rate of 25%	(42,861)	(54,001)	117,709	18,471
Effect of differing tax rates in different jurisdictions	23,599	35,228	24,378	3,826
Effect of PRC preferential tax rates	(3,346)	(22,350)	(30,191)	(4,738)
Research and development expense super-deduction	(4,001)	(7,557)	(12,232)	(1,919)
Effect of tax rate changes on deferred taxes	—	5,325	(6,446)	(1,012)
Non-deductible expenses and non-taxable income, net*	384	106,892	57,631	9,043
Change in valuation allowance	24,483	3,802	3,567	560
Income tax (benefit) expense	(1,742)	67,339	154,416	24,231

*	Primarily represents share-based compensation expense, other non-deductible expenses, and income from entities not subject to income tax.

Deferred tax

The significant components of the Group’s deferred tax assets and liabilities are as follows:

	As of December 31,
	2020	2021	2021
	RMB	RMB	US$
Deferred tax assets
Tax loss carry forward	67,873	89,147	13,989
Unabsorbed capital allowance	63,297	73,567	11,544
Depreciation and amortization expense	23,887	82,957	13,018
Operating lease	60,878	59,748	9,376
Accrued expenses and others	35,245	29,212	4,584
Less: Valuation allowance*	71,229	72,606	11,393
	179,951	262,025	41,118

	As of December 31,
	2020	2021	2021
	RMB	RMB	US$
Deferred tax liabilities
Property and equipment	222,489	329,917	51,771
Acquisition of intangible assets	105,805	86,283	13,540
Debt issuance cost	13,243	15,431	2,421
Operating lease	64,358	63,039	9,892
Others	9,698	7,439	1,168
	415,593	502,109	78,792
Presentation in the consolidated balance sheets:
Deferred tax assets	18,789	30,866	4,844
Deferred tax liabilities	254,431	270,950	42,518
Net deferred tax liabilities	235,642	240,084	37,674

CHINDATA GROUP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

12. TAXATION (Continued)

*

Based upon the level of historical taxable income, scheduled reversal of deferred tax liabilities and projections for future taxable income over the periods in which the deferred tax assets are realizable, management recorded full valuation allowance against deferred tax assets of those subsidiaries and VIEs that are in a cumulative loss as of December 31, 2020 and 2021, except for the portion that can be realized by matching reversals of deferred tax liabilities, and/or using future taxable income.

As of December 31, 2021, the aggregate undistributed earnings from the Company’s WFOEs as well as VIEs that are available for distribution are RMB1,023,628 (US$160,630). The Company has considered its operational funding needs, future development initiatives and its dividend distribution plan, and will permanently reinvesting all of its aggregate undistributed earnings. Determination of the amount of unrecognized deferred tax liability related to the earnings that are indefinitely reinvested is not practical.

As of December 31, 2021, the Group had net losses of approximately RMB362,461 (US$56,878) mainly deriving from entities in the PRC and Malaysia. The tax losses in PRC can be carried forward for five years to offset future taxable profit, and the period can be extended to ten years for entities that qualify as HNTE. The tax losses of entities in the PRC will begin to expire in 2023, if not utilized. The tax losses in Malaysia can be carried forward for seven years to offset future taxable profit. The tax losses of entities in Malaysia will begin to expire in 2024, if not utilized.

Unrecognized Tax Benefit

The Group evaluated its income tax uncertainty under ASC 740-10. ASC 740-10 clarifies the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the financial statements. The Group elects to classify interest and penalties related to an uncertain tax position, if and when required, as part of income tax expense in the consolidated statements of comprehensive (loss) income. As of and for the years ended December 31, 2019 and 2020, there were no significant impact from tax uncertainties on the Group’s financial position and result of operations.

As of December 31, 2021, the Group had unrecognized tax benefits of RMB63,643 (US$9,987), of which RMB63,643 (US$9,987) is presented on a net basis against the deferred tax assets related to tax loss carry forwards on the consolidated balance sheet. It is possible that the amount of unrecognized benefits will further change in the next 12 months; however, an estimate of the range of the possible change cannot be made at this moment. As of December 31, 2021, unrecognized tax benefits of RMB63,643 (US$9,987), if ultimately recognized, will impact the effective tax rate. A reconciliation of the beginning and ending amount of unrecognized tax benefits was as follows:

Unrecognized tax benefits
RMB
Balance as of December 31, 2020	4,478
Increase	59,316
Decrease	(151)
Balance as of December 31, 2021	63,643
Balance as of December 31, 2021 (US$)	9,987

For the year ended December 31, 2021, the Group recorded interest expense accrued in relation to the unrecognized tax benefits of RMB2,729 (US$428) in income tax expense. Accumulated interest expense recorded in unrecognized tax benefits was RMB3,288 (US$516) as of December 31, 2021.

In general, the tax authorities have five to seven years to conduct examinations of the tax filings of the Group’s subsidiaries. Accordingly, the subsidiaries’ tax years of 2016 through 2021 remain open to examination by the respective tax authorities.

CHINDATA GROUP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

13. SHARE-BASED PAYMENTS

2019 Plan

In December 2019, BCPE Stack ESOP Holdco Limited (“ESOP Holdco”, a shareholder of the Company) approved a share option plan (“2019 Plan”) with a contractual term of ten years. On January 8, 2020, options for the purchase of 17,633,120 ESOP Holdco Class B shares (“Class B Options”) were granted to certain employees of the Group. These options are accounted for as equity awards and contain both service and performance vesting conditions. 60% of the options granted will vest in three or four equal installments over a three to four year service period while the remaining 40% of the options will vest in two equal installments of 20% each if prespecified performance targets related to the return on the Company’s ordinary shares are achieved. The corresponding Class B shares of the vested option can be exchanged for the Company’s ordinary shares on a one-for-one basis at any time after completion of the IPO. As of December 31, 2021, 3,873,613 ESOP Holdco Class B shares were exchanged for the Company’s Class A ordinary shares.

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

A portion of the Class B options with service conditions granted under 2019 Plan are subject to accelerated vesting upon listing of the Company’s equity securities on the stock exchange. On September 30, 2020 (“Listing Date”), the Company’s ADSs commenced trading on the NASDAQ, and share-based compensation expenses of RMB27,580 were immediately recognized for 3,808,818 ESOP Holdco Class B shares with vesting accelerated.

A summary of the activity is stated below:

	Number of share options/ESOP Holdco Class B shares	Weighted average grant date fair value
		US$
Awarded and unvested as of December 31, 2020	9,843,125	1.68
Granted	-	n/a
Vested	(398,553)	1.56
Forfeited	(112,000)	1.87
Awarded and unvested as of December 31, 2021	9,332,572	1.68
Expected to vest as of December 31, 2021	9,332,572	1.68

The weighted-average exercise price for forfeited share options during the year ended December 31, 2021 was US$0.50. The weighted-average grant-date fair value of share options granted during the years ended December 31, 2020 and 2021 was US$1.73 and nil, respectively. The total fair value of share options vested during the years ended December 31, 2020 and 2021 was US$13,923 and US$620, respectively.

2020 Plan

In May 2020, the Company’s Board of Directors approved a share option plan (“2020 Plan”) with a contractual term of ten years. The maximum aggregate number of ordinary shares that are authorized to be issued under the 2020 Plan is 5,667,164. On May 29, 2020, 5,667,164 share options were granted to an employee of the Group. These awards are accounted for as equity awards and contain both service and performance vesting conditions. 50% of the award granted will vest in four equal installments over a four-year service period while the remaining 50% of the awards will vest in two equal installments of 25% each if prespecified performance targets related to the return of the Company’s ordinary shares are achieved.

In September 2020, the Company’s Board of Directors approved to increase maximum aggregate number of ordinary shares that are authorized to be issued under the 2020 Plan to 11,334,328. 5,666,345 share options with service and/or performance vesting conditions were then granted to certain employees of the Group. These awards are accounted for as equity awards. Pursuant to the option award agreement, a portion of the share options with service conditions are subject to accelerated vesting upon listing of the Company’s equity securities on the stock exchange. Share-based compensation expenses of RMB21,914 were immediately recognized for 1,125,600 share options with vesting accelerated on the Listing Date.

CHINDATA GROUP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

13. SHARE-BASED PAYMENTS (Continued)

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

In 2021, a total of 1,350,482 share options were granted to certain employees of the Group. These awards are accounted for as equity awards and contain service conditions. Pursuant to the option award agreement, these share options granted will become vested over a service period of three to four years.

A summary of the activity under 2020 Plan is stated below:

	Number of share options	Weighted average grant date fair value
		US$
Outstanding as of December 31, 2020*	14,136,509	4.21
Granted	1,350,482	3.17
Exercised	(2,085,515)	4.31
Forfeited	(949,222)	4.62
Outstanding as of December 31, 2021*	12,452,254	4.05
Vested and expected to vest as of December 31, 2021	12,452,254	4.05
Exercisable as of December 31, 2021	1,551,155	4.66

* On August 26, 2020, 5,667,164 share options were early exercised with an exercise cash consideration of US$5,667 received by the Company. The Company’s ordinary shares issued for the grantee’s early exercise still remain subject to the existing service and performance vesting conditions. The Company has a right (but not the obligation) to repurchase the vested shares at fair market value, and the unvested shares at the lower of fair market value or the option’s exercise price at any time during a six-month period following the grantee’s termination of services. The Company considered the rights and obligations of the options under this arrangement and concluded that the early exercise of the options was not considered substantive for accounting purposes in accordance with ASC 718-10-55-31, and recorded the proceeds received from early exercise as a liability. As of December 31, 2020 and 2021, 5,667,164 and 4,958,769 early exercised options but not vested remained as outstanding option, respectively.

The weighted-average exercise price for granted, exercised and forfeited share options during the year ended December 31, 2021 was US$3.42, US$1.25 and US$1.92, respectively. The weighted-average exercise price for share options outstanding as of December 31, 2020 and 2021 was US$1.47 and US$1.69, respectively. The weighted-average exercise price for share options expected to vest and exercisable as of December 31, 2021 was US$1.69 and US$1.82, respectively.

The weighted-average grant-date fair value of share options granted during the years ended December 31, 2020 and 2021 was US$5.43 and US$3.17, respectively. The total intrinsic value of share options exercised during the years ended December 31, 2020 and 2021 was nil and US$4,282, respectively. The total fair value of share options vested during the years ended December 31, 2020 and 2021 was US$7,846 and US$8,258, respectively. The aggregate intrinsic value represents the difference between the fair value of the Company’s ordinary share as of December 31, 2021 and the share option’s respective exercise price. The aggregate intrinsic value of share options outstanding and currently exercisable as of December 31, 2021 was US$20,385 and US$2,356, respectively. The weighted-average remaining contractual term of share options outstanding and currently exercisable is 8.53 and 8.72 years, respectively.

As of December 31, 2021, there was US$44,440 of total unrecognized employee share-based compensation expenses related to unvested share-based awards under 2019 Plan and 2020 Plan, which are expected to be recognized over a weighted-average period of 1.45 years. Total unrecognized compensation cost may be adjusted for actual forfeitures occurring in the future.

CHINDATA GROUP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

13. SHARE-BASED PAYMENTS (Continued)

ISUs

On September 11, 2019, BCPE Bridge Cayman, L.P. (“BCPE Bridge”, a shareholder of the Company) issued 1,000,000 BCPE Bridge Class B Units to Bridge Management, L.P. (“SBC Platform”). To attract and retain key employees, the SBC Platform will grant its incentive units to eligible employees of the Group. Each SBC Platform incentive unit represents one BCPE Bridge Cayman, L.P. Class B Unit (“ISUs”). The ISUs granted are accounted for as equity awards. For ISUs granted during 2019, a portion became vested immediately upon grant, and the remaining portion will vest generally over a service period of one to five years. For ISUs granted during 2020, a portion will vest in three or four equal installments over a three to four year service period, and the remaining portion will vest in two equal installments if prespecified performance targets related to the return on the Company’s ordinary shares are achieved. Pursuant to the ISU agreements, certain ISUs with service vesting conditions are subject to accelerated vesting upon listing of the Company’s equity securities on the stock exchange. Share-based compensation of RMB5,132 was immediately recognized for 31,137 ISUs with vesting accelerated on the Listing Date.

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

A summary of the ISU activities is stated below:

	Number of ISUs	Weighted average grant date fair value
		US$
Awarded and unvested as of December 31, 2020	385,517	74.78
Granted	18,658	79.32
Vested	(169,361)	48.02
Forfeited	(22,385)	124.89
Awarded and unvested as of December 31, 2021	212,429	91.23
Expected to vest as of December 31, 2021	212,429	91.23

As of December 31, 2021, there was US$13,624 of total unrecognized employee share-based compensation expenses related to unvested ISUs, which are expected to be recognized over a weighted-average period of 1.20 years. Total unrecognized compensation cost may be adjusted for actual forfeitures occurring in the future.

CHINDATA GROUP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

13. SHARE-BASED PAYMENTS (Continued)

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

The assumptions used to estimate the fair value of the share options granted during the years ended December 31, 2020 and 2021 are as follows:

	For the year ended December 31,
	2020	2021
Risk-free rate	0.57% – 1.90%	1.31% – 1.82%
Expected volatility range	39.65% – 40.53%	41% – 43%
Exercise multiple	2.80	2.80
Fair value per ordinary share as at valuation dates	US$2.32 – US$14.00	US$4.02 –US$8.27

The fair value of the ISUs is the fair value of BCPE Bridge Cayman, L.P. Class B units at the grant date, which was determined by allocating the BCPE Bridge Cayman, L.P. equity value between the Class A and Class B units based on the predetermined distribution rate.

A summary of share-based compensation expenses recognized in the consolidated statements of comprehensive (loss) income for the years ended December 31, 2019, 2020 and 2021 are as follows:

	2019	2020	2021	2021
	RMB	RMB	RMB	US$
Cost of revenue	—	32,990	6,170	968
Selling and marketing	—	21,691	13,562	2,128
General and administrative	63,746	295,165	100,992	15,848
Total share-based compensation expenses	63,746	349,846	120,724	18,944

In addition, the Company capitalized RMB20,127 in cost of the share options granted to the construction employees as construction in progress for the year ended December 31, 2020. Capitalized share-based compensation costs were immaterial for the years ended December 31, 2019 and 2021.

CHINDATA GROUP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

14. RELATED PARTY TRANSACTIONS

a)	Related parties

Affiliate of the Company (collectively hereinafter referred to as “Company Affiliates”)

Wangsu Science and Technology Limited Corporation (“Wangsu”)

Zhangjiakou Qinyun Information Technology Co., Ltd. (“Qinyun”)

Hebei Jizongneng Energy Development Co., Ltd("Jizongneng")

Affiliates of ultimate controlling shareholder of the Company (collectively hereinafter referred to as “Affiliates”)

Bain Capital Private Equity Advisors (China) Ltd.

Bain Capital Private Equity, LP

Bain Capital Mauritius

BCPE Bridge Cayman L.P.

BCC Mauritius Holdings PCC

Affiliates of certain shareholders of the Company (collectively hereinafter referred to as “Shareholder Affiliates”)

Abiding Joy HK Limited

Stackdata Joy HK Limited

Datalake HK Limited

b)	The Group had the following related party transactions, except for transactions disclosed in other notes:

	For the year ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
Purchase of services from Wangsu*	104,312	83,382	—	—
Purchase of services from Jizongneng**	—	—	10,541	1,654
Net revenue from colocation services provided to Wangsu***	95,071	83,054	—	—
Management consulting services provided by Affiliates****	16,434	59,741	—	—
Management consulting services provided by Shareholder Affiliates****	8,438	13,016	—	—
Gain on divestiture of Qinyun and related assets*****	—	6,562	—	—
	224,255	245,755	10,541	1,654

*

A portion of the services purchased comprised of certain Colocation Resources purchased from Wangsu, which are not distinct within the context of the Company’s revenue arrangement with Wangsu. Thus, in accordance with ASC 606-10-32-25, the entire consideration for these Colocation Resources (“Consideration Payable”) is accounted for as a reduction of revenue.

**	Utility purchased from Jizongneng for the Group’s IDC colocation services business was recognized as cost of revenues.
***

Colocation services revenue from Wangsu for the period April 26, 2019 to December 31, 2019 and January 1, 2020 to October 2, 2020 have been presented net of Consideration Payable amounting to RMB70,861 and RMB62,440, respectively. Wangsu ceased to be a related party of the Company after the completion of IPO.

****

In connection with the IPO, the Company recognized a one-time consulting agreements’ termination expense amounting to RMB50,000 and RMB11,000, payable in cash to the Affiliates and the Shareholder Affiliates, respectively.

*****

On August 4, 2020, the Group disposed 100% of equity interests of Qinyun for nil consideration as Qinyun was in a net deficit position, of which 99.9% and 0.1% was transferred to the Group’s former Chief Executive Officer, Mr. Jing Ju and a third-party individual, respectively. Subsequently, the Group transferred certain assets to Qinyun for cash consideration of RMB64,000, which is recorded in due from related party, as a noncash investing activity in consolidated statements of cash flows. The gain resulting from the divestiture of Qinyun and related assets transfer was RMB6,562.

c)	The Group had the following related party balances at the end of the year:

CHINDATA GROUP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

14. RELATED PARTY TRANSACTIONS (Continued)

	As of December 31,
	2020	2021	2021
	RMB	RMB	US$
Amounts due from related parties:
Company Affiliates	64,093	—	—
Amounts due to related parties:
Company Affiliates	—	6,754	1,060
Affiliates	490	478	75
Shareholder Affiliates	36,978	31,600	4,959
	37,468	38,832	6,094

All the balances with related parties as of December 31, 2020 and 2021 were unsecured. All outstanding balances are also repayable on demand unless otherwise disclosed. No provision for credit losses was recognized for the amount due from related parties for the years ended December 31, 2019, 2020 and 2021.

CHINDATA GROUP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

15. LOSS (EARNINGS) PER SHARE

Basic and diluted (loss) earnings per share for each of the years presented are calculated as follows:

	For the year ended December 31,
	2019	2020		2021
	Ordinary shares	Class A	Class B	Class A		Class B
	RMB	RMB	RMB	RMB	US$	RMB	US$
(Loss) Earnings per share-basic:
Numerator:
Allocation of net (loss) income available to ordinary shareholders	(174,443)	(105,403)	(177,942)	153,692	24,118	162,728	25,535
Denominator:
Weighted average number of ordinary shares outstanding	397,153,121	228,284,218	385,389,358	352,642,396	352,642,396	373,375,848	373,375,848
Denominator used for (loss) earnings per share	397,153,121	228,284,218	385,389,358	352,642,396	352,642,396	373,375,848	373,375,848
(Loss) Earnings per share-basic	(0.44)	(0.46)	(0.46)	0.44	0.07	0.44	0.07

(Loss) Earnings per share-diluted:
Numerator:
Allocation of net (loss) income available to ordinary shareholders	(174,443)	(105,403)	(177,942)	153,692	24,118	162,728	25,535
Reallocation of net (loss) income available to ordinary shares as a result of conversion of Class B to Class A ordinary shares	—	(177,942)	—	162,728	25,535	—	—
Reallocation of net (loss) income to Class B ordinary shares	—	—	—	—	—	(108)	(17)
Net (loss) income available to ordinary shareholders	(174,443)	(283,345)	(177,942)	316,420	49,653	162,620	25,518
Denominator:
Weighted average number of ordinary shares outstanding	397,153,121	228,284,218	385,389,358	352,642,396	352,642,396	373,375,848	373,375,848
Share-based awards	—	—	—	1,705,149	1,705,149	1,291,857	1,291,857
Conversion of Class B including potential ordinary shares to Class A ordinary share	—	385,389,358	—	374,667,705	374,667,705	—	—
Denominator used for (loss) earnings per share	397,153,121	613,673,576	385,389,358	729,015,250	729,015,250	374,667,705	374,667,705
(Loss) Earnings per share-diluted	(0.44)	(0.46)	(0.46)	0.43	0.07	0.43	0.07

16. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

RMB
Balance as of January 1, 2019	18,044
Foreign currency translation adjustments, net of tax of nil	21,967
Balance as of December 31, 2019	40,011
Foreign currency translation adjustments, net of tax of nil	(212,597)
Balance as of December 31, 2020	(172,586)
Foreign currency translation adjustments, net of tax of nil	(85,391)
Balance as of December 31, 2021	(257,977)
Balance as of December 31, 2021, in US$	(40,482)

CHINDATA GROUP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

There have been no reclassifications out of accumulated other comprehensive income (loss) to net loss (income) for the years presented.

17. BUSINESS COMBINATION

2019 Acquisition

On April 26, 2019 (the “Acquisition Date”), the Group through its PRC subsidiary acquired 100% of the equity interests in Chindata Xiamen, a PRC company, to further develop the Group’s IDC colocation services. Details of the purchase consideration on the Acquisition Date are as follows:

RMB
Cash consideration	2,785,820
Contingent receivable	(13,503)
2,772,317

Pursuant to the acquisition agreement, the Group has an enforceable right to the return of previously transferred consideration of up to RMB48,000 in aggregate, if certain predetermined performance targets are not achieved by Chindata Xiamen during 2019 and 2020, respectively. The Group determined the fair value of the contingent receivable on the Acquisition Date, and as of December 31, 2019 and December 31, 2020 with the assistance of an independent appraiser. During the years ended December 31, 2019, 2020 and 2021, a remeasurement gain of RMB1,127, RMB7,762 and RMB5,884(US$923), respectively, was recognized through profit or loss. In 2021, the Group settles the contingent receivable with the amount of RMB19,493(US$3,059).

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

The unaudited pro forma revenue and pro forma net loss attributable to the Company was RMB1,098,383 and RMB141,745, respectively for the year ended December 31, 2019 giving effect to the acquisition as if it had occurred at January 1, 2018.

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

RMB
Purchase consideration	39,612
Settlement of accounts payable due to Huizhi	(174,695)
Total purchase consideration	(135,083)
Less:
Cash and cash equivalents	16,008
Other current assets	24,085
Property and equipment, net	641
Other non-current assets	1,022
Current liabilities	(183,402)
Goodwill	6,563

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

18. RESTRICTED NET ASSETS

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

As of December 31, 2021, the Group’s PRC subsidiaries and VIEs had appropriated RMB189,700 (US$29,768) to their reserves.

Furthermore, registered share capital and capital reserve accounts of the Company’s PRC subsidiaries and the VIEs are also restricted from distribution. As a result, the restrictions amounted to approximately RMB3,837,898 (US$602,250) as of December 31, 2021. Therefore, in accordance with Rules 504 and 4.08(e)(3) of Regulation S-X, the condensed parent company only financial statements are disclosed in Note 21.

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

19. COMMITMENTS AND CONTINGENCIES

Capital expenditure commitments

The Group has commitments amounting to RMB841,550 (US$132,058) for the purchase of certain data center equipment and construction in progress as of December 31, 2021, which are scheduled to be paid within one to two years.

Contingencies

In August 2020 (“Termination Date”), Bridge Datacentres (Mumbai) LLP (“Bridge Mumbai”), the Company’s subsidiary in India, exercised its rights under the force majeure clause and terminated its construction contact with Sterling & Wilson Private Limited (“S&W”), the contractor of its data center in India. Pursuant to the termination, S&W made a claim against Bridge Mumbai towards amounts payable for work performed through Termination Date, other costs and losses. In turn, Bridge Mumbai also submitted a claim against S&W towards the refund of cash advance payments previously made, and losses caused by S&W including delay in work performed, defective work, and replacement of contractor. In March 2021, Bridge Mumbai submitted a statement of defense. Based on management’s estimation and legal counsel’s advice, RMB31,162 (US$4,890) has been accrued and recorded in “Others, net” in the consolidated statements of comprehensive loss.

In 2021, S&W and the Bridge Mumbai have made further submissions and counter-submissions denying each other’s claims. The parties are in the process of completing the pre-trial formalities. No further consensus has been reached between S&W and the Bridge Mumbai. The Group and the legal counsel believes that the best estimation of losses remains unchanged for this arbitration.

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

Net revenues by geographic area are based upon the location of the customers. Total net revenues by geographic area are presented as follows:

	For the year ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
PRC	712,115	1,706,086	2,737,596	429,588
Malaysia	140,895	124,991	114,681	17,996
	853,010	1,831,077	2,852,277	447,584

Long-lived assets by geographic area are presented as follows:

	As of December 31,
	2020	2021	2021
	RMB	RMB	US$
PRC	6,016,479	8,829,539	1,385,547
Malaysia	958,408	911,623	143,054
India	229,241	626,798	98,359
	7,204,128	10,367,960	1,626,960

CHINDATA GROUP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

21. CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

Condensed Balance Sheets

	As of December 31,
	2020	2021	2021
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	3,514,736	459,522	72,109
Short-term investments	—	63,726	10,000
Amounts due from subsidiaries of the Group	2,894	2,890	454
Other current assets	—	2,964	465
Total current assets	3,517,630	529,102	83,028
Non-current assets
Investment in and amounts due from subsidiaries of the Group	6,318,785	9,657,859	1,515,528
Other non-current assets	—	595	93
Total non-current assets	6,318,785	9,658,454	1,515,621
Total assets	9,836,415	10,187,556	1,598,649
LIABILITIES AND SHAREHOLDER’S EQUITY
Current liabilities
Amounts due to related parties	36,978	31,600	4,959
Accrued expenses and other payables	28,410	18,721	2,937
Total current liabilities	65,388	50,321	7,896
Non-current liabilities:
Other non-current liabilities	31,559	22,603	3,547
Total non-current liabilities	31,559	22,603	3,547
Total liabilities	96,947	72,924	11,443
Shareholders’ equity
Ordinary shares (par value of US$0.00001 per share,4,500,000,000 Class A ordinary shares authorized, 344,577,783 Class A ordinary shares issued and outstanding; 500,000,000 Class B ordinary shares authorized, 380,214,434 Class B ordinary shares issued and outstanding as of December 31, 2020; 4,500,000,000 Class A ordinary shares authorized, 358,376,753 Class A ordinary shares issued and outstanding, 500,000,000 Class B ordinary shares authorized, 368,500,979 Class B ordinary shares issued and outstanding as of December 31, 2021)	46	46	7
Additional paid-in capital	10,510,516	10,646,328	1,670,641
Statutory reserve	82,792	189,700	29,768
Accumulated other comprehensive loss	(172,586)	(257,977)	(40,482)
Accumulated deficit	(681,300)	(463,465)	(72,728)
Total shareholders’ equity	9,739,468	10,114,632	1,587,206
Total liabilities and shareholders’ equity	9,836,415	10,187,556	1,598,649

CHINDATA GROUP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

21. CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (Continued)

Condensed Statements of Comprehensive (Loss) income

	For the year ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
Operating expenses
Sales and marketing expenses	—	—	(235)	(37)
General and administrative expenses	(33,523)	(53,945)	(19,900)	(3,123)
Total operating expenses	(33,523)	(53,945)	(20,135)	(3,160)
Operating loss	(33,523)	(53,945)	(20,135)	(3,160)
Interest income	—	1,854	5,200	816
Interest expense	47	—	—	—
Share of (loss) income of subsidiaries and the VIEs	(140,967)	(232,287)	318,481	49,977
Foreign currency exchange (loss) gain	—	(1,193)	89	14
Changes in fair value of financial instruments	—	—	4,465	701
Others, net	—	2,226	8,320	1,306
Net (loss) income attributable to ordinary shareholders	(174,443)	(283,345)	316,420	49,654
Other comprehensive income (loss) (foreign currency translation adjustments), net of tax of nil:	21,967	(212,597)	(85,391)	(13,400)
Comprehensive (loss) income	(152,476)	(495,942)	231,029	36,254

CHINDATA GROUP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

21. CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (Continued)

Condensed Statements of Cash Flows

	For the year ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
Net cash used in operating activities	(26,093)	(22,553)	(6,049)	(949)
Net cash used in investing activities	(601,174)	(2,893,144)	(2,887,209)	(453,066)
Net cash generated from (used in) financing activities	637,792	6,683,039	(4,285)	(672)
Effect of exchange rate changes on cash and cash equivalents	(43)	(263,088)	(157,671)	(24,743)
Net increase (decrease) in cash and cash equivalents	10,482	3,504,254	(3,055,214)	(479,430)
Cash and cash equivalents at beginning of the year	—	10,482	3,514,736	551,539
Cash and cash equivalents at end of the year	10,482	3,514,736	459,522	72,109

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