Form 20-F
period 2022-12-31
Chindata Group Holdings Ltd
filed 2023-04-28
CIK 1807192

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022.

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

730,800,606 ordinary shares outstanding, consisting of 401,576,883 Class A ordinary shares and 329,223,723 outstanding Class B ordinary shares, par value US$0.00001 per share, as of December 31, 2022.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

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

Unless otherwise indicated or the context otherwise requires in this annual report on Form 20-F:

•
“Asia-Pacific emerging markets” include mainland China, India and Southeast Asia emerging markets, which include Malaysia, Indonesia, Laos, Thailand, Brunei, Cambodia, Myanmar, Philippines and Vietnam;
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
•
“China” or “PRC” refers to the People’s Republic of China, including Hong Kong, Macau and Taiwan; the only instances in which Hong Kong, Macau and Taiwan are not included in the definition of “China” or “PRC” is when we reference specific laws and regulations that have been adopted by the People’s Republic of China and other legal and tax matters related to the People’s Republic of China;
•
“Chindata,” “we,” “us,” “our company,” and “our” refer to Chindata Group Holdings Limited (or BCPE Bridge Stack Limited, the name of our company prior to April 23, 2020), a Cayman Islands company and its subsidiaries and, in the context of describing our operations and consolidated financial information, the consolidated variable interest entities, or the VIEs;
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
•
“VIEs” refer to the variable interest entities, including Sitan (Beijing) Data Science and Technology Co., Ltd. and Hebei Qinshu Information Science and Technology Co., Ltd.;
•
“our WFOEs” refer to our wholly foreign-owned enterprises, including Suzhou Stack Data Technology Co., Ltd. and Hebei Stack Data Technology Investment Co., Ltd.;
•
“PRC government” or “State” refers to the central government of the PRC, including all political subdivisions (including provincial, municipal and other regional or local government entities) and its organs or, as the context requires, any of them;
•
“PUE” refers to power usage effectiveness, a ratio of the total power usage of a data center to the power usage of the IT equipment inside such data center;
•
“RMB” or “Renminbi” refers to the legal currency of mainland China;
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

Our reporting currency is the Renminbi. This annual report contains translations of Renminbi and certain other foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations from Renminbi and Malaysian Ringgit into U.S. dollars were made at RMB6.8972 to US$1.00 and MYR4.4002 to US$1.00, respectively, the noon buying rates on December 30, 2022 as set forth in the H.10 statistical release of the Federal Reserve Board. We make no representation that the Renminbi or U.S. dollars amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. On April 21, 2023, the noon buying rate for Renminbi was RMB6.8920 to US$1.00. Due to rounding, numbers presented throughout this annual report may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

Our Holding Company Structure and Contractual Arrangements with the VIEs and Their Respective Shareholders

Chindata Group Holdings Limited is not an operating company in China, but a Cayman Islands holding company which primarily operates in mainland China and conducts a substantial part of its operations in mainland China through (i) its mainland China subsidiaries and (ii) contractual arrangements among (x) Suzhou Stack Data Technology Co., Ltd. and Hebei Stack Data Technology Investment Co., Ltd., or our WFOEs, (y) the consolidated variable interest entities, or the consolidated VIEs, namely, Sitan (Beijing) Data Science and Technology Co., Ltd. and Hebei Qinshu Information Science and Technology Co., Ltd., limited liability companies established under PRC law, and (z) the shareholders of the consolidated VIEs. PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in internet and other related businesses, including value-added telecommunications services. Accordingly, we operate these businesses in mainland China through the VIEs, and rely on contractual arrangements among our mainland China subsidiaries, the VIEs and their shareholders to control the business operations of the VIEs. Chindata Group Holdings Limited does not hold any equity interest in the consolidated VIEs. We have consolidated the financial results of the VIEs and their respective subsidiaries in our consolidated financial statements in accordance with U.S. GAAP. Revenues contributed by the VIEs and their subsidiaries accounted for 93.2%, 93.1% and 93.6% of our total revenues for the years of 2020, 2021 and 2022, respectively. “Chindata,” “we,” “us,” “our company,” and “our” refer to Chindata Group Holdings Limited (or BCPE Bridge Stack Limited, the name of our company prior to April 23, 2020), a Cayman Islands holding company and its subsidiaries and, in the context of describing our operations and consolidated financial information, the consolidated variable interest entities, or the VIEs. Investors in the ADSs are not purchasing, and may never directly hold, equity interests in the consolidated VIEs.

We have control over the VIEs through our WFOEs. Our WFOEs entered into a series of contractual arrangements with the VIEs and their respective shareholders. These agreements include: the exclusive business cooperation agreement, the powers of attorney, the equity pledge agreement, and the purchase option agreement. These contractual arrangements enable us to (i) exercise effective control over the VIEs, (ii) receive substantially all of the economic benefits of the VIEs, and (iii) have an exclusive option to purchase all or part of the equity interests in the VIEs when and to the extent permitted by PRC law. For more details of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with the VIEs and Their Respective Shareholders.”

However, control through these contractual arrangements may be less effective than direct ownership, and we could face heightened risks and costs in enforcing these contractual arrangements, because there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to these contractual arrangements, and there are very few precedents and little formal guidance as to how contractual arrangements in the context of a variable interest entity should be interpreted or enforced in a mainland China court. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—We rely on contractual arrangements with the consolidated VIEs and their shareholders for our operations in mainland China, which may not be as effective as direct ownership in providing operational control, and these contractual arrangements have not been tested in a court of law,” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—The registered shareholders of the VIEs may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.”

Our corporate structure is subject to risks relating to our contractual arrangements with the VIEs and their shareholders. If the PRC government finds these contractual arrangements non-compliant with the restrictions on direct foreign investment in the relevant industries, or if the relevant PRC laws, regulations, and rules or the interpretation thereof change in the future, we could be subject to severe penalties or be forced to relinquish our interests in the consolidated VIEs or forfeit our rights under the contractual arrangements. Chindata Group Holdings Limited and investors in the ADSs face uncertainty about potential future actions by the PRC government, which could affect the enforceability of our contractual arrangements with the consolidated VIEs and, consequently, significantly affect the financial condition and results of operations of Chindata Group Holdings Limited. If we are unable to claim our right to control the assets of the consolidated VIEs, the ADSs may decline in value or become worthless. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure.”

There are also substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules regarding the status of the rights of our Cayman Islands holding company with respect to its contractual arrangements with the VIEs and their respective shareholders. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or any of the VIEs is found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have certain discretion to take action in dealing with such violations or failures. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—Substantial uncertainties exist with respect to the interpretation and implementation of the PRC Foreign Investment Law and its Implementation Regulations and how they may impact the viability of our current corporate structure, corporate governance, business operations and financial results,” “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—If the PRC government deems that our contractual arrangements do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.”

We face various legal and operational risks and uncertainties relating to doing business in China. We operate our business primarily in mainland China, and are subject to complex and evolving PRC laws and regulations. For example, we face risks relating to regulatory approvals or other requirements on overseas listings, the use of the VIE structure, oversight on cybersecurity and data privacy, and anti-monopoly regulatory actions. Any actual or alleged failure to comply with such laws and regulations could materially and adversely affect our business and results of operations. These risks could result in a material adverse change in our operations and the value of our ADSs, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause the value of such securities to significantly decline. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China.”

Uncertainties in the PRC legal system and the interpretation and enforcement of PRC laws and regulations could limit the legal protection available to you and us, hinder our ability to offer or continue to offer the ADSs, result in a material adverse effect on our business operations, and damage our reputation, which might further cause the ADSs to significantly decline in value or become worthless. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China.” The following diagram illustrates our corporate structure as of the date of this annual report, including our significant subsidiaries, the significant VIEs and the VIE’s principal subsidiaries.

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
(4)
The twenty subsidiaries are Huailai Qinhuai Data Technology Co., Ltd., Huailai Qinhuai Data Science and Technology Co., Ltd., Huailai Qinxin New Energy Co., Ltd., Huailai Sidahui Data Co., Ltd., Huailai Sidayuan Data Co., Ltd., Huailai Sidage Data Co., Ltd., Huailai Sidake Data Co., Ltd., Huailai Sidarui Data Co., Ltd., Huailai Sidasheng Data Co., Ltd., Huailai Sidaming Data Co., Ltd., Huailai Sidayu Data Co., Ltd., Huailai Sidazhi Data Science and Technology Co., Ltd., Huailai Sidadong Data Co., Ltd., Huailai Sidazheng Data Co., Ltd., Huailai Sidahua Data Co., Ltd., Huailai Sidaduo Data Co., Ltd., Huailai Sidaxin Data Co., Ltd., Huailai

Sidahao Data Co., Ltd., Huailai Sidajun Data Co., Ltd., and Huailai Sidaqi Data Co., Ltd., all of which are wholly-owned by Hebei Stack Data Technology Investment Co., Ltd.
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
(6)
The six subsidiaries are Jiangsu Sidage Data Science and Technology Co., Ltd., Nantong Sidake Data Co., Ltd., Chindata (Jiangsu) Science and Technology Co., Ltd., Nantong Sidajie Information Technology Co., Ltd., Nantong Sidakun Data Co., Ltd. and Nantong Sidayun Information Technology Co., Ltd., all of which are wholly-owned by Nantong Stack Data Technology Co., Ltd.
(7)
The sixteen subsidiaries are Datong Sidake Data Co., Ltd., Shanxi Xintong Operation and Maintenance Service Co., Ltd., Datong Qinxin New Energy Co., Ltd., Chindustry Property Management Service Shanxi Co., Ltd., Chindata (Qingyang) Science and Technology Co., Ltd., Datong Sidage Data Co., Ltd., Datong Sidayun Data Co., Ltd., Datong Sidahao Data Co., Ltd., Datong Sidachen Data Co., Ltd., Datong Sidawen Data Co., Ltd. , Datong Sidayu Data Co., Ltd., Datong Qinhuai Data Co., Ltd., Datong Sidatai Data Co., Ltd., Datong Sidaying Data Co., Ltd., Datong Sidayi Data Co., Ltd. and Datong Sidajing Data Co., Ltd., all of which are wholly-owned by Datong Qinshu Information Technology Co., Ltd.
(8)
The three subsidiaries are Sidake Data Science and Technology (Shanghai) Co., Ltd., Hainan Qinhai Management Consulting Co., Ltd. and Chindata (Shanghai) Data Science and Technology Co., Ltd., all of which are wholly-owned by Sidage Investment (Shanghai) Co., Ltd.
(9)
The seventeen subsidiaries are Zhangjiakou Sinan Data Co., Ltd., Zhangjiakou Siyue Data Co., Ltd., Chindata (Hebei) Co., Ltd., Zhangjiakou Siheng Data Co., Ltd., Zhangjiakou Sidong Data Co., Ltd., Zhangjiakou Sixu Data Co., Ltd. Zhangjiakou Sibo Data Co., Ltd., Zhangjiakou Sichang Data Co., Ltd., Hebei Xintong Operation and Maintenance Service Co., Ltd., Hebei Xintai Property Management Co., Ltd., Huailai Sidashi Data Co., Ltd., Langfang Sizhe Data Co., Ltd., Huailai Huizhi Construction Co., Ltd., Beijing Qinchuang Engineering Project Management Co., Ltd., Xinkai Cloud Computing (Tianjin) Co., Ltd., Tianjin Xinxun Data Co., Ltd. and Zhangjiakou Siyun Data Co., Ltd., all of which are wholly-owned by Zhangjiakou Sidake Data Co., Ltd.
(10)
The two subsidiaries are Bridge Data Centres Malaysia III Sdn. Bhd. and Bridge Data Centres Malaysia IV Sdn. Bhd., both of which are wholly-owned by Bridge Data Centres Malaysia Holdings III Sdn. Bhd.

Risks Relating to the VIEs and Our Mainland China Operations

We are subject to risks and uncertainties relating to the VIEs and our mainland China operations, including, but not limited to, the following:

•
Chindata Group Holdings Limited is a Cayman Islands holding company primarily operating in mainland China through its subsidiaries and contractual arrangements with the VIEs. Investors in the ADSs thus are not purchasing, and may never directly hold, equity interests in the VIEs. There are uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to such agreements that establish the VIE structure for the majority of our and the VIEs’ operations in mainland China, including potential future actions by the PRC government, which could affect the enforceability of our contractual arrangements with the VIEs and, consequently, significantly affect the financial condition and results of operations of our company. If the PRC government finds such agreements non-compliant with relevant PRC laws, regulations, and rules, or if these laws, regulations, and rules or the interpretation thereof change in the future, we could be subject to severe penalties or be forced to relinquish our interests in the VIEs or forfeit our rights under the contractual arrangements;
•
The PRC government has significant authority to exert influence on the mainland China operations of an offshore holding company, such as us. Therefore, investors in the ADSs and our and the VIEs’ business face potential uncertainty from the PRC government’s policy. Changes in China’s economic, political or social conditions, or government policies could materially and adversely affect our and the VIEs’ business, financial condition, and results of operations;
•
We and the VIEs are subject to extensive and evolving legal development, non-compliance with which, or changes in which, may materially and adversely affect our and the VIEs’ business and prospects, and may result in a material change in our and the VIEs’ operations and/or the value of our ADSs or could significantly limit or completely hinder our and the VIEs’ ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless;
•
We face challenges from the evolving regulatory environment regarding cybersecurity, information security, privacy and data protection, and user attitude toward data privacy and protection. Any actual or alleged failure to comply with data privacy and protection laws and regulations could materially and adversely affect our business and results of operations;
•
The PRC government’s oversight over our and the VIEs’ business operations could result in a material adverse change in our and the VIEs’ operations and the value of our ADSs;
•
Changes and developments in the PRC legal system and the interpretation and enforcement of PRC laws, rules and regulations may subject us to uncertainties;
•
The approval of and filing with the CSRC or other requirements from the CSRC or other PRC government authorities may be required under PRC law in connection with our future financing activities, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing or other administrative procedures;

•
China’s M&A Rules and certain other PRC regulations establish required procedures for some acquisitions of or investment into mainland China companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in mainland China; and
•
We rely on contractual arrangements with the consolidated VIEs and their shareholders for our operations in mainland China, which may not be as effective as direct ownership in providing operational control, and these contractual arrangements have not been tested in a court of law.

For further details on the regulatory, liquidity, and enforcement risks relating to our corporate structure and the fact that we conduct substantially all of our operations in mainland China, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China.” You should also carefully consider other risks described under “Item 3. Key Information—D. Risk Factors” and other information contained in this annual report on Form 20-F, before you decide whether to purchase the ADSs.

Cash and Asset Flows through Our Organization

Under PRC laws, Chindata Group Holdings Limited may fund its mainland China subsidiaries only through capital contributions or loans. Because Chindata Group Holdings Limited and its mainland China subsidiaries control the VIEs through contractual arrangements, they are not able to make direct capital contribution to the VIEs and their subsidiaries. However, they may transfer cash to the VIEs by loans or by making payment to the VIEs for intra-group transactions. Historically, there was no capital contribution or loan investment from Chindata Group Holdings Limited to the VIEs and their subsidiaries in mainland China.

For the years ended December 31, 2020, 2021 and 2022, Chindata Group Holdings Limited, through its intermediate holding companies, provided capital contribution of RMB26.1 million, nil and nil, respectively, to its subsidiaries. For the years ended December 31, 2020, 2021 and 2022, there were no loans that Chindata Group Holdings Limited provided to its subsidiaries or the VIEs.

Under the Contractual Arrangements, our WFOEs or their subsidiaries provide services to the consolidated VIEs and are entitled to receive service fees from the consolidated VIEs in exchange. The Contractual Arrangements provide that the VIEs pay our WFOEs a quarterly service fee at an amount agreed by the parties considering the workload and commercial value of technical services provided to the VIEs. Notwithstanding the foregoing, our WFOEs shall have the right to adjust, at their own discretion and at any time, the pricing standard of the services provided to the VIEs based on the quantity, difficulty, urgency and other factors of the services provided by it to the VIEs, and calculate the service fee payable by the VIEs accordingly. The cash flows between the subsidiaries and the VIEs also include cash paid by the WFOEs and their subsidiaries to some of the VIEs for certain administrative services.

For the years ended December 31, 2020, 2021 and 2022, the amount of service fees that the VIEs paid to the WFOEs, their subsidiaries and other mainland China subsidiaries was RMB1,443.6 million, RMB2,222.9 million and RMB3,897.8 million, respectively, and such amount of service fees was included in “inter-company costs and expenses” in the condensed consolidating financial statements related to the VIEs. The amount that the WFOEs, their subsidiaries and other mainland China subsidiaries paid to the VIEs was RMB187.3 million, RMB421.1 million and RMB1,087.7 million, respectively. See “Item 3. Key Information—Financial Information Related to the VIEs.”

For the years ended December 31, 2020, 2021 and 2022, no dividends or distributions were made to Chindata Group Holdings Limited by its subsidiaries and the VIEs. Under PRC laws and regulations, our mainland China subsidiaries and the VIEs are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Remittance of dividends by a wholly foreign-owned enterprise out of mainland China is also subject to examination by the banks designated by SAFE. The amounts restricted include the registered share capital, capital reserve and surplus reserves of our mainland China subsidiaries and the net assets of the VIEs, totaling RMB2,594.6 million, RMB3,837.9 million and RMB4,447.6 million as of December 31, 2020, 2021 and 2022, respectively. If our mainland China subsidiaries further declare and distribute profits earned after January 1, 2008 in the future, the dividend payments will be subject to withholding tax, which will increase our tax liability and reduce the amount of cash available to our company. For more information on related risks, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—We may not be able to obtain certain benefits under the relevant tax treaty on dividends paid by our mainland China subsidiary to us through our Hong Kong subsidiary.”

For risks relating to the fund flows of our China operations, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—PRC regulation of loans to and direct investment in mainland China entities by offshore holding companies and governmental control of conversion of foreign currencies into Renminbi may delay or prevent us from using the proceeds of our initial public offering to make loans to our WFOEs and the VIEs or to make additional capital contributions to our mainland China subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—We may rely principally on dividends and other distributions on equity paid by our WFOEs to fund any cash and financing requirements we may have, and any limitation on the ability of our WFOEs to pay dividends to us could have a material adverse effect on our ability to conduct our business.”

In the years ended December 31, 2020, 2021 and 2022, no assets other than cash were transferred between Chindata Group Holdings Limited, its subsidiaries and the consolidated VIEs.

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

Restrictions on Foreign Exchange and the Ability to Transfer Cash between Entities, Across Borders and to U.S. Investors

Our cash dividends, if any, will be paid in U.S. dollars. The PRC government imposes controls on the convertibility of Renminbi into foreign currencies and, in certain cases, the remittance of currency out of mainland China. The majority of our income is received in Renminbi and shortages in foreign currencies may restrict our ability to pay dividends or other payments, or otherwise satisfy our foreign currency denominated obligations, if any. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from SAFE as long as certain procedural requirements are met. Approval from appropriate government authorities is required if Renminbi is converted into foreign currency and remitted out of mainland China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may, at its discretion, impose restrictions on access to foreign currencies for current account transactions and if this occurs in the future, we may not be able to pay dividends in foreign currencies to our shareholders.

Under PRC laws and regulations, our WFOEs and the VIEs are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Relevant PRC laws and regulations permit the PRC companies to pay dividends only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Additionally, our WFOEs and the consolidated VIEs can only distribute dividends upon approval of the shareholders after they have met the PRC requirements for appropriation to the statutory reserves. Furthermore, cash transfers from our WFOEs to entities outside of mainland China are subject to PRC government control of currency conversion. Shortages in the availability of foreign currency may temporarily delay the ability of our WFOEs and the VIEs to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations.

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

The Holding Foreign Companies Accountable Act

The Holding Foreign Companies Accountable Act, or the HFCAA, was enacted on December 18, 2020. The HFCAA states that if the Securities and Exchange Commission, or the SEC, determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange. On December 2, 2021, the SEC adopted final amendments implementing the disclosure and submission requirements of the HFCAA, pursuant to which the SEC will identify an issuer as a “Commission-Identified Issuer” if the issuer has filed an annual report containing an audit report issued by a registered public accounting firm that the PCAOB has determined it is unable to inspect or investigate completely, and will then impose a trading prohibition on an issuer after it is identified as a Commission-Identified Issuer for three consecutive years. On June 22, 2021, the U.S. Senate passed a bill known as the Accelerating Holding Foreign Companies Accountable Act, to amend Section 104(i) of the Sarbanes-Oxley Act of 2002 (15 U.S.C. 7214(i)) to prohibit securities of any registrant from being listed on any of the U.S. securities exchanges or traded over-the-counter if the auditor of the registrant’s financial statements is not subject to PCAOB inspection for two consecutive years, instead of three consecutive years as currently enacted in the HFCAA. On February 4, 2022, the U.S. House of Representatives passed the America Competes Act of 2022 which includes the exact same amendments as the bill passed by the Senate. On December 29, 2022, the U.S. President signed the Consolidated Appropriations Act, 2023, which, among other things, amended the HFCAA to reduce the number of consecutive years an issuer can be identified as a Commission-Identified Issuer before the Commission must impose an initial trading prohibition on the issuer’s securities from three years to two years.

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, or the 2021 Determinations, and our auditor, Ernst & Young Hua Ming LLP, was subject to this determination. Therefore, we were identified as a “Commission-Identified Issuer” shortly after the filing of our annual report on Form 20-F in May 2022. In accordance with the amended HFCAA, our securities will be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States in 2023 if the PCAOB is unable to inspect or investigate completely our auditor and we are identified as a “Commission-Identified Issuer” for two consecutive years. As a result, the Nasdaq may determine to delist our securities. The related risks and uncertainties could cause the value of our ADSs to significantly decline or become worthless. On August 26, 2022, the PCAOB signed a Statement of Protocol with the China Securities Regulatory Commission, or the CSRC, and the Ministry of Finance, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. On December 15, 2022, the PCAOB determined that it was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and vacated the 2021 Determinations. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB will consider the need to issue a new determination. Notwithstanding the foregoing, in the event it is later determined that the PCAOB is unable to inspect or investigate completely our auditor because of a position taken by an authority in a foreign jurisdiction, then such lack of inspection could cause our securities to be delisted from the stock exchange.

For more details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Our ADSs may be delisted and our ADSs and shares prohibited from trading in the over-the-counter market under the Holding Foreign Companies Accountable Act, or the HFCAA, if the PCAOB is unable to inspect or fully investigate auditors located in mainland China. If the delisting happens there is no certainty that we will be able to list our ADS or shares on a non-U.S. exchange or that a market for our shares will develop outside of the U.S. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment and cause the value our ADSs to become worthless.”

Permissions Required from the PRC Authorities for Our Operations

We conduct our business primarily through our subsidiaries, the VIEs and their subsidiaries in mainland China. Our operations in mainland China are governed by PRC laws and regulations. As of the date of this annual report, our mainland China subsidiaries, the VIEs and their subsidiaries are required by PRC laws and regulations to obtain permits and approvals from PRC government authorities to operate our business in mainland China, including, among others, project approvals and filings, construction land and project planning approvals, environment protection approvals, energy conservation review opinion, construction commencement permit and land use right certificate, and the value-added telecommunications services licenses. We have obtained the majority of these approvals which are material for the business operations of our Group, including the requisite VATS license held by the VIEs and their subsidiaries, and we are in the process of applying for the rest. However, given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by government authorities, we cannot assure you that we have obtained all the permits or licenses required for conducting our business in mainland China. We may be required to obtain additional licenses, permits, filings or approvals for our businesses in the future. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Failure to comply with laws and regulations applicable to our business could subject us to fines and penalties and could also cause us to lose clients or otherwise harm our business” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—We may fail to obtain, maintain and update licenses and permits necessary to conduct our operations in mainland China, and our business may be materially and adversely affected as a result of any changes in the laws and regulations governing the VATS industry in mainland China.”

Approvals Required from the PRC Authorities for Offering Securities to Foreign Investors

In connection with our previous issuance of securities to foreign investors, under current effective PRC laws and regulations, as of the date of this annual report, we are not aware of, after consulting our PRC legal counsel, Fangda Partners, any PRC laws or regulations which explicitly require us to obtain any permission from the CSRC or other Chinese authorities, and we, our mainland China subsidiaries and the VIEs, (i) have not received any requirement from competent PRC governmental authorities to obtain permissions from the CSRC, (ii) have not received any requirement from competent PRC governmental authorities to go through cybersecurity review by the Cyberspace Administration of China, or the CAC, and (iii) have not received or were denied such requisite permissions by any PRC authority.

The PRC government has recently promulgated new or proposed laws and regulations to further regulate securities offerings that are conducted overseas and indicated an intent to exert more oversight and control over foreign investment in mainland China-based issuers. For more detailed information, see “Item 4. Information on the Company—B. Business Overview—Regulations—M&A Rules and Overseas Listing” and “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Privacy Protection”. According to these new laws and regulations and the draft laws and regulations if enacted in their current forms, in connection with our future offshore offering or listing activities, we may be required to fulfill filing, reporting procedures with or obtain approval from the CSRC, and may be required to go through cybersecurity review by the PRC authorities. Although we intend to fully comply with the then effective relevant laws and regulations applicable to any securities offerings we may conduct, there are uncertainties with respect to whether we will be able to fully comply with requirements to obtain any permissions and approvals from, or complete any reporting or filing procedures with, PRC authorities that may be in effect in the future. If we, our mainland China subsidiaries or the VIEs (i) do not maintain such permissions or approvals, (ii) inadvertently conclude that such permissions, approvals or filing or reporting are not required, or (iii) are required to obtain or fulfill such permissions, approvals or filing or reporting in the future when applicable laws, regulations, or interpretations change but we fail to obtain or fulfill such necessary approvals, permits, registrations or filings in a timely manner, or at all, in any of the foregoing circumstances, we may be subject to penalties, including fines, suspension of business and revocation of required licenses, our ability to continue to offer securities to investors may also be significantly limited or completely hindered, and our securities may be caused to decline in value or become worthless. For more details on the recent regulatory developments and the risks to us and our investors relating to our failure to obtain or maintain any approvals that might be required for a future offering of our securities to foreign investors, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—The approval of and filing with the CSRC or other requirements from the CSRC or other PRC government authorities may be required under PRC law in connection with our future financing activities, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing or other administrative procedures.”

Financial Information Related to the VIEs

The following tables present the condensed consolidating financial statements for Chindata Group Holdings Limited, non-mainland China subsidiaries of the Company, WFOEs, their subsidiaries and other mainland China subsidiaries of the Company, and the VIEs and their subsidiaries for the periods and as of the dates presented. As a result of our direct ownership in our WFOEs and the aforementioned contractual arrangements, we are regarded as the primary beneficiary of each of the VIEs for accounting purpose only, and we treat them as our consolidated affiliated entities under the accounting principles generally accepted in the United States, or U.S. GAAP. We have consolidated the financial results of the VIEs and their respective subsidiaries in our consolidated financial statements in accordance with U.S. GAAP. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our and the consolidated VIEs’ historical results are not necessarily indicative of results expected for future periods. You should read this information together with our consolidated financial statements and the related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report.

Condensed Consolidating Balance Sheets Data

	As of December 31, 2022
	Chindata Group Holdings Limited	Non-Mainland China Subsidiaries*	WFOEs, Their Subsidiaries and Other Mainland China Subsidiaries**	VIEs and Their Subsidiaries	Eliminating Adjustments	Consolidated Totals
	RMB (in thousands)
Assets
Cash and cash equivalents	156,062	327,028	2,185,298	447,526	—	3,115,914
Accounts receivable, net	—	198,866	51,726	1,687,100	—	1,937,692
Other current assets	3,927	879,991	701,728	117,170	—	1,702,816
Amounts due from Group companies	5,261,695	4,622,450	3,569,688	1,463,722	(14,917,555)	—
Investment in subsidiaries	6,209,162	6,657,695	—	—	(12,866,857)	—
Contractual interest in the consolidated VIEs (1)	—	—	109,480	—	(109,480)	—
Property and equipment, net	—	3,572,035	9,457,648	60,832	278,641	13,369,156
Lease right-of-use assets	—	408,436	639,230	190,266	—	1,237,932
Goodwill and intangible assets, net	—	37,394	740,346	15,342	—	793,082
Other non-current assets	—	235,182	696,970	11,487	—	943,639
Total assets	11,630,846	16,939,077	18,152,114	3,993,445	(27,615,251)	23,100,231
Accounts payable	—	975,532	1,410,691	34,153	—	2,420,376
Accrued expenses and other liabilities	58,685	111,736	333,895	80,523	—	584,839
Amounts due to Group companies	647,039	5,261,695	5,446,956	3,545,509	(14,901,199)	—
Bank loans	—	4,214,996	4,156,529	—	—	8,371,525
Lease liabilities	—	84,120	7,578	193,041	—	284,739
Other non-current liabilities	15,568	80,801	425,098	7,731	—	529,198
Total liabilities	721,292	10,728,880	11,780,747	3,860,957	(14,901,199)	12,190,677
Total shareholders’ equity	10,909,554	6,210,197	6,371,367	132,488	(12,714,052)	10,909,554

	As of December 31, 2021
	Chindata Group Holdings Limited	Non-Mainland China Subsidiaries*	WFOEs, Their Subsidiaries and Other Mainland China Subsidiaries**	VIEs and Their Subsidiaries	Eliminating Adjustments	Consolidated Totals
	RMB (in thousands)
Assets
Cash and cash equivalents	459,522	760,583	2,592,435	577,753	—	4,390,293
Accounts receivable, net	—	14,424	58,085	588,518	—	661,027
Other current assets	66,690	309,986	779,177	140,150	—	1,296,003
Amounts due from Group companies	6,110,715	4,315,399	2,127,650	921,276	(13,475,040)	—
Investment in subsidiaries	3,550,034	4,991,407	—	—	(8,541,441)	—
Contractual interest in the consolidated VIEs (1)	—	—	94,780	—	(94,780)	—
Property and equipment, net	—	1,306,918	7,910,494	57,832	152,347	9,427,591
Lease right-of-use assets	—	231,503	486,292	222,574	—	940,369
Goodwill and intangible assets, net	—	6,145	754,741	17,797	—	778,683
Other non-current assets	595	525,155	652,121	10,114	—	1,187,985
Total assets	10,187,556	12,461,520	15,455,775	2,536,014	(21,958,914)	18,681,951
Accounts payable	—	82,878	1,578,161	40,260	—	1,701,299
Accrued expenses and other liabilities	50,321	283,252	227,456	38,228	—	599,257
Amounts due to Group companies	—	6,110,714	5,247,030	2,111,460	(13,469,204)	—
Bank loans	—	2,266,574	3,210,411	—	—	5,476,985
Lease liabilities	—	66,369	15,611	224,094	—	306,074
Other non-current liabilities	22,603	100,543	351,932	8,626	—	483,704
Total liabilities	72,924	8,910,330	10,630,601	2,422,668	(13,469,204)	8,567,319
Total shareholders’ equity	10,114,632	3,551,190	4,825,174	113,346	(8,489,710)	10,114,632

Condensed Consolidating Statements of Operations Data

	For the year ended December 31, 2022
	Chindata Group Holdings Limited	Non-Mainland China Subsidiaries*	WFOEs, Their Subsidiaries and Other Mainland China Subsidiaries**	VIEs and Their Subsidiaries	Eliminating Adjustments	Consolidated Totals
	RMB (in thousands)
Third-party revenue	—	276,264	13,924	4,261,474	—	4,551,662
Inter-company revenue(2)	—	—	4,057,864	178,655	(4,236,519)	—
Third-party costs and expenses	(20,592)	(346,910)	(2,606,968)	(388,732)	—	(3,363,202)
Inter-company costs and expenses(2)	—	—	(175,834)	(4,051,093)	4,226,927	—
Share of income of subsidiaries	658,862	954,397	—	—	(1,613,259)	—
Share of contractual interest in the consolidated VIEs(3)	—	—	6,845	—	(6,845)	—
Others, net	13,360	(257,060)	(139,598)	15,609	125,245	(242,444)
Income before income taxes	651,630	626,691	1,156,233	15,913	(1,504,451)	946,016
Income tax expense	—	32,171	(321,932)	(4,625)	—	(294,386)
Net income	651,630	658,862	834,301	11,288	(1,504,451)	651,630

	For the year ended December 31, 2021
	Chindata Group Holdings Limited	Non-Mainland China Subsidiaries*	WFOEs, Their Subsidiaries and Other Mainland China Subsidiaries**	VIEs and Their Subsidiaries	Eliminating Adjustments	Consolidated Totals
	RMB (in thousands)
Third-party revenue	—	114,681	81,591	2,656,005	—	2,852,277
Inter-company revenue(2)	—	—	2,474,284	136,580	(2,610,864)	—
Third-party costs and expenses	(20,135)	(200,105)	(1,676,059)	(280,833)	—	(2,177,132)
Inter-company costs and expenses(2)	—	—	(72,077)	(2,516,806)	2,588,883	—
Share of income of subsidiaries	318,481	569,567	—	—	(888,048)	—
Share of contractual interest in the consolidated VIEs(3)	—	—	(13,093)	—	13,093	—
Others, net	18,074	(169,940)	(163,661)	19,750	91,468	(204,309)
Income before income taxes	316,420	314,203	630,985	14,696	(805,468)	470,836
Income tax expense	—	4,278	(146,940)	(11,754)	—	(154,416)
Net income	316,420	318,481	484,045	2,942	(805,468)	316,420

	For the year ended December 31, 2020
	Chindata Group Holdings Limited	Non-Mainland China Subsidiaries*	WFOEs, Their Subsidiaries and Other Mainland China Subsidiaries**	VIEs and Their Subsidiaries	Eliminating Adjustments	Consolidated Totals
	RMB (in thousands)
Third-party revenue	—	124,991	—	1,706,086	—	1,831,077
Inter-company revenue(2)	—	—	1,494,586	78,749	(1,573,335)	—
Third-party costs and expenses	(53,945)	(252,179)	(1,174,571)	(322,154)	—	(1,802,849)
Inter-company costs and expenses(2)	—	(3,516)	(28,928)	(1,543,916)	1,576,360	—
Share of (loss)/income of subsidiaries	(232,287)	105,681	—	—	126,606	—
Share of contractual interest in the consolidated VIEs(3)	—	—	(52,922)	—	52,922	—
Others, net	2,887	(219,049)	(120,814)	17,758	74,984	(244,234)
(Loss) income before income taxes	(283,345)	(244,072)	117,351	(63,477)	257,537	(216,006)
Income tax expense	—	11,785	(89,830)	10,706	—	(67,339)
Net (loss) income	(283,345)	(232,287)	27,521	(52,771)	257,537	(283,345)

Condensed Consolidating Cash Flows Data

	For the year ended December 31, 2022
	Chindata Group Holdings Limited	Non-Mainland China Subsidiaries*	WFOEs, Their Subsidiaries and Other Mainland China Subsidiaries**	VIEs and Their Subsidiaries	Eliminating Adjustments	Consolidated Totals
	RMB (in thousands)
Net cash generated from (used in) inter-company operating transactions(4)	—	—	2,810,097	(2,810,097)	—	—
Net cash (used in) generated from operating activities with external parties	(9,667)	(565,340)	(1,602,491)	2,900,906	135,887	859,295
Net cash (used in) generated from operating activities	(9,667)	(565,340)	1,207,606	90,809	135,887	859,295
Net cash used in investing activities	(1,088,468)	(2,634,383)	(2,862,975)	(221,036)	1,992,300	(4,814,562)
Net cash generated from financing activities	765,028	2,909,030	1,114,927	—	(2,128,187)	2,660,798

	For the year ended December 31, 2021
	Chindata Group Holdings Limited	Non-Mainland China Subsidiaries*	WFOEs, Their Subsidiaries and Other Mainland China Subsidiaries**	VIEs and Their Subsidiaries	Eliminating Adjustments	Consolidated Totals
	RMB (in thousands)
Net cash generated from (used in) inter-company transactions(4)	—	—	1,801,815	(1,801,815)	—	—
Net cash (used in) generated from operating activities with external parties	(6,049)	(15,473)	(1,266,932)	2,262,491	91,468	1,065,505
Net cash (used in) generated from operating activities	(6,049)	(15,473)	534,883	460,676	91,468	1,065,505
Net cash used in investing activities	(2,887,209)	(3,188,783)	(3,111,630)	(133,441)	5,368,092	(3,952,971)
Net cash (used in) generated from financing activities	(4,285)	3,231,633	3,526,344	(1,071)	(5,459,560)	1,293,061

	For the year ended December 31, 2020
	Chindata Group Holdings Limited	Non-Mainland China Subsidiaries*	WFOEs, Their Subsidiaries and Other Mainland China Subsidiaries**	VIEs and Their Subsidiaries	Eliminating Adjustments	Consolidated Totals
	RMB (in thousands)
Net cash generated from (used in) inter-company transactions(4)	—	—	1,256,254	(1,256,254)	—	—
Net cash (used in) generated from operating activities with external parties	(22,553)	(43,215)	(785,558)	1,441,252	74,984	664,910
Net cash (used in) generated from operating activities	(22,553)	(43,215)	470,696	184,998	74,984	664,910
Net cash used in investing activities	(2,893,144)	(2,681,882)	(2,497,361)	(12,115)	5,315,233	(2,769,269)
Net cash generated from financing activities	6,683,039	3,616,937	3,279,043	—	(5,390,217)	8,188,802

____________

Notes:

* “Non-Mainland China Subsidiaries” represents all the non-mainland China subsidiaries of the Company.

** “WFOEs, Their Subsidiaries and Other Mainland China Subsidiaries” includes Suzhou Stack Data Technology Co., Ltd. and Hebei Stack Data Technology Investment Co., Ltd. and their respective subsidiaries, as well as other mainland China subsidiaries of the Company that have provided or may provide services to the VIEs as designated by WFOEs under the contractual arrangements.

(1) It represents primary beneficiaries’ contribution and share of the cumulative losses that is generated from the VIEs.

(2) It represents the elimination of the intercompany service charge at the consolidation level.

(3) It represents primary beneficiaries’ share of income/(loss) that generated from the VIEs and does not include the amounts paid by the VIEs pursuant to the contractual arrangements.

(4) For the years ended December 31, 2020, 2021 and 2022, cash paid by the VIEs to the WFOEs, their subsidiaries and other mainland China subsidiaries of the Company was RMB1,443.6 million, RMB2,222.9 million and RMB3,897.8 million, respectively.

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

•
We may not be able to effectively manage our growth of our business as we expand our operations, which could negatively impact our business and financial performance.
•
Development of data centers is capital intensive. We may not be able to generate sufficient capital or obtain additional capital to meet our future capital needs, on favorable terms or at all, which may lead to significant disruption to our business expansion and adversely affect our financial position.
•
The market in which we participate is competitive. Failure to compete effectively may result in loss of our market share and a decrease in our revenues and profitability.
•
Our revenues are highly dependent on a limited number of major clients, and the loss of any such client or any other significant client, or the inability of any such client or any other significant client to make payments to us as due, could have a material adverse effect on our business, results of operations and financial condition.

Risks Relating to Our Corporate Structure

•
Chindata Group Holdings Limited is a Cayman Islands holding company primarily operating in mainland China through its subsidiaries and contractual arrangements with the VIEs. Investors in the ADSs thus are not purchasing, and may never directly hold, equity interests in the VIEs. There are uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to such agreements that establish the VIE structure for the majority of our and the VIEs’ operations in mainland China, including potential future actions by the PRC government, which could affect the enforceability of our contractual arrangements with the VIEs and, consequently, significantly affect the financial condition and results of operations of our company. If the PRC government finds such agreements non-compliant with relevant PRC laws, regulations, and rules, or if these laws, regulations, and rules or the interpretation thereof change in the future, we could be subject to severe penalties or be forced to relinquish our interests in the VIEs or forfeit our rights under the contractual arrangements.
•
The PRC government has significant authority to exert influence on the mainland China operations of an offshore holding company, such as us. Therefore, investors in the ADSs and our and the VIEs’ business face potential uncertainty from the PRC government’s policy. Changes in China’s economic, political or social conditions, or government policies could materially and adversely affect our and the VIEs’ business, financial condition, and results of operations.
•
We and the VIEs are subject to extensive and evolving legal development, non-compliance with which, or changes in which, may materially and adversely affect our and the VIEs’ business and prospects, and may result in a material change in our and the VIEs’ operations and/or the value of our ADSs or could significantly limit or completely hinder our and the VIEs’ ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless.
•
We face challenges from the evolving regulatory environment regarding cybersecurity, information security, privacy and data protection, and user attitude toward data privacy and protection. Any actual or alleged failure to comply with data privacy and protection laws and regulations could materially and adversely affect our business and results of operations.
•
The PRC government’s oversight over our and the VIEs’ business operations could result in a material adverse change in our and the VIEs’ operations and the value of our ADSs.

Risks Relating to Doing Business in China

•
We may fail to obtain, maintain and update licenses and permits necessary to conduct our operations in mainland China, and our business may be materially and adversely affected as a result of any changes in the laws and regulations governing the VATS industry in mainland China.
•
We may rely principally on dividends and other distributions on equity paid by our WFOEs to fund any cash and financing requirements we may have, and any limitation on the ability of our WFOEs to pay dividends to us could have a material adverse effect on our ability to conduct our business.
•
Adverse changes in China’s economic, political and social conditions, as well as laws and government policies, may materially and adversely affect our business, financial condition, results of operations and growth prospects.
•
Changes and developments in the PRC legal system and the interpretation and enforcement of PRC laws, rules and regulations may subject us to uncertainties.
•
The approval of and filing with the CSRC or other requirements from the CSRC or other PRC government authorities may be required under PRC law in connection with our future financing activities, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing or other administrative procedures.

Risks Relating to Our ADSs

•
The trading price of our ADSs may be volatile, which could result in substantial losses to investors.
•
If securities or industry analysts do not publish or publish inaccurate or unfavorable research about our business, or if they adversely change their recommendations regarding our ADSs, the market price for our ADSs and trading volume could decline.
•
Our dual-class structure with voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and the ADSs may view as beneficial.

For further details on the regulatory, liquidity, and enforcement risks relating to our corporate structure and the fact that we conduct substantially all of our operations in mainland China, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China.” You should also carefully consider other risks described under “Item 3. Key Information—D. Risk Factors” and other information contained in this annual report on Form 20-F, before you decide whether to purchase the ADSs.

Risks Relating to Our Business and Industry

We may not be able to effectively manage our growth of our business as we expand our operations, which could negatively impact our business and financial performance.

We have experienced significant growth in recent years. Our revenues grew from RMB2,852.3 million in 2021 to RMB4,551.7 million in 2022. We derive revenues primarily from our data center colocation services and, to a lesser extent, data center colocation rental. We plan to further increase our service capacities through increasing the number and size of the data center campuses and facilities that we operate, and thus will be required to commit a substantial amount of operating and financial resources. If we are not able to generate sufficient operating cash flows or obtain third-party financing, our ability to fund our expansion plans may be limited. See “— Development of data centers is capital intensive. We may not be able to generate sufficient capital or obtain additional capital to meet our future capital needs, on favorable terms or at all, which may lead to significant disruption to our business expansion and adversely affect our financial position.”

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

We have in the past derived, and believe that we will continue to derive, a significant portion of our revenues from a limited number of clients. Revenues from ByteDance accounted for 81.7%, 83.2% and 86.3% of our total revenues in 2020, 2021 and 2022. As a hyperscale data center solution provider, we expect our revenues will continue to be highly dependent on a limited number of clients who account for a large percentage of our contractually committed capacity. Moreover, for several of our data centers, a limited number of clients accounted for substantial majority of our contractually committed capacity. If one or more of our significant clients fail to make payments to us or does not honor their contractual commitments, our revenues and results of operations would be materially and adversely affected. In addition, the contracts we enter into with our significant clients typically provide that they have early termination options, subject to payment of specified early termination fees that equal to a substantial amount of the total services fees. The amount of such early termination fee depends on the length of the duration of the contract that has expired, and is usually less than the revenues we would expect to receive under a given contract. If any of our significant clients exercises any applicable early termination options or we are unable to renew our existing contracts with them on similar terms or at all, and we are unable to find new clients to utilize the space to be vacated in a timely manner or at the same fee levels, our results of operations will be adversely affected. As of the date of this annual report, none of our clients have exercised their early termination options which we believe would have a material adverse effect on our business, results of operations and financial condition. However, we cannot provide any assurance that they will not do so in the future.

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

We generate significant revenues from a small number of hyperscale data center campuses located in close proximity to each other and a significant disruption to any single location could materially and adversely affect our operations. Our data centers typically surround metropolitan areas such as Beijing, Shanghai, Shenzhen, Kuala Lumpur and Mumbai are in proximity to the corporate headquarters of our clients. The occurrence of a catastrophic event, or a prolonged disruption in any of these regions, could materially and adversely affect our operations.

We are in the process of expanding our operations into new geographies in the Asia-Pacific emerging markets, which exposes us to significant additional regulatory, economic and political risks due to our unfamiliarity with those areas, the failure to handle which may adversely affect our business, results of operations and financial condition.

We currently operate in mainland China, Malaysia and India, and plan to expand our data center development and operations into new geographies in the Asia-Pacific emerging markets. As a part of this expansion strategy, we may develop and operate data centers in markets in which we have little or no operating experience, and thus will be exposed to significant additional regulatory, economic and political risks. Our ability to successfully enter new markets will depend on, among other things, our ability to identify and acquire land suitable for development, our ability to develop new data centers on our anticipated time-line and at the expected costs, and our ability to secure new client commitments. Our new markets may have different competitive conditions, and may subject us to operating considerations that are different from those we have experienced in our existing markets, which, in turn, may adversely affect our ability to develop and operate data centers in these new markets.

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

We are subject to a variety of national, regional and local laws and regulations in the markets where we do business, currently, mainland China, Malaysia and India, some of which may conflict with each other and all of which are subject to change. These laws and regulations include telecommunication regulations, tax laws and regulations, environmental regulations, labor laws and other government requirements, approvals, permits and licenses. Any new regulations or policies pertaining to our business may result in significant additional expenses to us and clients, which could cause a significant reduction in demand for data center services. Changes in applicable laws or regulations, or in the interpretations of these laws and regulations, could result in increased compliance costs or the need for additional capital expenditures. If we fail to comply with these requirements, we could also be subject to civil or criminal liability and the imposition of fines.

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

Furthermore, the measures taken by the PRC, Malaysia, and India governments to contain the spread of COVID-19 in 2022 affected the construction and development of our new projects. See “—The outbreak of COVID-19 could disrupt our operations and construction projects and adversely affect our results of operations” for more information about the impact of the COVID-19 outbreak on us.

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

An outbreak of COVID-19, a respiratory illness caused by a novel coronavirus, occurred in China and worldwide in 2020. In an effort to limit the spread of the disease, many countries including China, Malaysia and India, have in the past taken various emergency measures to combat the spread of the virus, including travel restrictions, voluntary and mandatory cessations of business operations, mandatory quarantines, work-from-home and other alternative working arrangements, limitations on social and public gatherings and lockdowns of cities or regions. These measures affected the construction and development of our new projects and obtaining certain regulatory approvals. Any prolonged deviations from normal daily operations could negatively impact our business. Due to the widespread nature and severity of COVID-19 as well as the measures taken to limit its spread, the world and Chinese economy was adversely impacted in 2020, 2021 and 2022.

In 2022, many countries lifted the COVID-19 pandemic related restrictions. In particular, China began to modify its COVID control policy at the end of 2022, and most of the travel restrictions and quarantine requirements were lifted in December 2022. However, there remains substantial uncertainty about the future dynamic of the COVID-19 pandemic, which may have potential continuing impact on subsequent periods if the global pandemic and the resulting disruption were to extend over a prolonged period or if a wide spread of COVID-19 happens again in these countries. In light of the evolving nature of COVID-19 and the uncertainty it has produced around the world, we do not believe it is possible to predict the COVID-19 pandemic’s cumulative and ultimate impact on our future business, results of operations, and financial condition. The extent of the impact of the COVID-19 pandemic on our business and financial results will depend largely on future developments, including the duration and extent of the spread of COVID-19 both globally and within our operating markets, the impact on our operating markets’ and global economies, and governmental or regulatory orders that impact our business, all of which are highly uncertain and cannot be predicted. To the extent that COVID-19 or any health epidemic harms our operating markets’ and global economies in general, our results of operations could be adversely affected.

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

Limited availability of power and power outages and increase in electricity costs may adversely affect our results of operation.

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

Furthermore, electricity prices in our operating markets have increased in the past few years and are expected to continue to increase in the future. As a result, our electricity costs may become substantially higher than our competitors, which could diminish our competitive advantage and adversely affect our business, financial condition and results of operations. Increases in electricity costs may significantly disrupt our normal operations, cause us to incur additional costs and adversely affect our profitability.

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

In particular, the industry in which we operate and the PRC regulatory authorities have increasingly focused on data centers’ power usage effectiveness, or PUE, and have adopted more stringent standards in such areas. In January 2019, the Ministry of Industry and Information Technology, or the MIIT, and other regulatory authorities published the Guidance on Promotion of Green Data Center and encourage data centers to adhere to certain average levels of energy conservation and aim to reach several goals including, among others, maintaining the PUE of newly constructed large and extra-large data centers at or below 1.4 from the year 2022 onward. In July 2021, the MIIT further promulgated the Three-Year Action Plan for the Development of New-type Data Centers (2021- 2023), which provides that the PUE of the newly-built large-scale or larger data center shall be reduced to 1.3 below and the PUE of the newly-built data center in cold and frigid regions shall be reduced to 1.25 below. In November 2021, the MIIT promulgated the Notice on Issuing the Development Plan of Information and Communication Industry for the “14th Five-Year” Period, and in June 2022, the MIIT, together with several other PRC government authorities, promulgated the Circular on Issuing the Action Plan for Industrial Energy Efficiency Enhancement, both of which provide that the PUE of new large and extra-large data centers are targeted to drop below 1.3 by 2025. Meanwhile, some local governmental authorities also issued regulations and relevant implementation rules in order to control the construction and expansion of data centers. These government policies and restrictions on the construction of new data centers or the expansion of existing data centers may limit our ability to develop or fully utilize the capacity of our data centers. In addition, our clients’ average amount of power utilized per server is increasing recently, which in turn increases power consumption required to cool the data center facilities. Increased focus with respect to environment matters and PUE may impose additional costs on us or expose us to additional risks. Failure to adapt to or comply with the evolving expectations and standards on environmental matters, in particular the PUE, from our clients, business partners and the PRC government may result in loss of our competitive advantage and adversely affect our business, financial condition and results of operation.

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

Construction projects are subject to broad and strict government supervision and approval procedures in mainland China. Under PRC laws, construction projects must receive regulatory approval from various governmental authorities prior to construction, including but not limited to project approvals and filings, construction land and project planning approvals, environment protection approvals, energy conservation review opinion, construction commencement permit and land use right certificate. In addition, construction projects need to go through inspection and acceptance procedures with local construction authorities and receive relevant approvals after the completion of a project. Failure to obtain all necessary approvals and permits for a construction project in a timely manner may subject us to fines, suspension of construction or being prohibited from using such construction, rectification within a time limit, or being required to vacate from the relevant constructions. Any of the foregoing could have a material adverse impact on our business operation and financial conditions. In addition, we may not be able to obtain property ownership certificates for our own real estates if we have not obtained all requisite approvals and permits, which may adversely affect our rights as the property owner of such real estates.

While we have endeavored to comply with the relevant laws and regulations in the development and operation of our data centers, we cannot assure you that we have complied with, or will comply with, the requirements of all relevant laws and regulations, including obtaining of all construction related approvals, certificates or permits required for the development and operation of our data centers. According to the relevant PRC laws and regulations, where a fixed-asset project is constructed or put into use without undergoing the required energy conservation review procedure or failing to pass such review, the competent governmental authority may order the violator to suspend the construction in progress or stop using such construction, and reconstruct within a prescribed time limit. If a construction project cannot be reconstructed as required, the competent governmental authority may order to close such projects, and investigate the liabilities of relevant persons. In addition, local governmental authorities may further strengthen investigation and supervision of data centers without passing the energy conservation review from time to time. See “Item 4. Information on the Company—B. Business Overview—Regulations—PRC Regulations—Regulations on Land Use Rights and Construction Project—Regulations on Construction Project.” We have been actively taking necessary steps to obtain all the requisite approvals and permits, and to complete the required inspection and acceptance procedures for our construction projects but may experience delay, especially taking into account the COVID-19 outbreak which has slowed down regulatory approvals as the governmental authorities may need to turn their attention to more urgent needs. See “—Delays in the construction of new data centers or the expansion of existing data centers could involve significant risks to our business” and “—The outbreak of COVID-19 could disrupt our operations and construction projects and adversely affect our results of operations” for further details.

Among the data centers and office spaces that we lease, certain of the lease agreements have not been registered or filed with relevant authorities in accordance with the applicable PRC laws and regulations. The enforcement of this legal requirement varies depending on local practices. In case of failure to register or file a lease, the parties to the unregistered lease may be ordered to make rectifications (which would involve registering such leases with the relevant authority) before being subject to penalties. The penalty ranges from RMB1,000 (US$145) to RMB10,000 (US$1,450) for each unregistered lease, at the discretion of the relevant authority. The law is not clear as to which of the parties, the lessor or the lessee, is liable for the failure to register the lease. In the event that a fine is determined to be imposed on the lessee, in whole or in part, we will be subject to such fine.

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

Global economic conditions or any adverse developments in the economic, political or regulatory environment of any of the markets in which our operating properties are located or are being constructed, including mainland China, Malaysia and India, may materially adversely affect our business and operating results.

Currently our data center facilities in service are located in mainland China, Malaysia and India and we have new data center facilities under construction in mainland China and Malaysia. Consequently, we may be exposed to greater economic risks as our business presence becomes more geographically diverse. Also, we may be susceptible to adverse developments in the economic, political and regulatory environment in any of these markets, including, but not limited to, business layoffs or downsizing, industry slowdowns, relocations of businesses, increases in taxes and costs of complying with existing or increased governmental regulation. For example, we derive a substantial portion of our revenues from our operations in mainland China. Accordingly, our financial results have been, and are expected to continue to be, affected by the economy and the data center industry in China. While the economy in China has grown significantly over the past decades, growth has been uneven, both geographically and among various sectors of the economy, and the rate of growth has been slowing down. In addition, the United States and China have recently been involved in controversy over trade barriers in China that threatened a trade war between the countries and have implemented or proposed to implement tariffs on certain imported products. Sustained tension between the United States and China over trade policies could significantly undermine the stability of the global and Chinese economy. There have been concerns over unrest and terrorist threats in the Middle East, Europe and Africa. The Russia-Ukraine war has caused, and continues to intensify, significant geopolitical tensions in Europe and across the global. The resulting sanctions are expected to have significant impacts on the economic conditions of the targeted countries and markets. There have also been concerns on the relationship between China and other countries, including the surrounding Asian countries, which may potentially have economic effects. Any adverse developments in the economy or data center industry in general, or any decrease in demand for data center space resulting from adverse developments in the regulatory or business environment in mainland China, Malaysia, India and globally could materially adversely impact our business, results of operations and financial condition.

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

As of December 31, 2022, we had total consolidated indebtedness of RMB8.4 billion (US$1.2 billion), including short-term and long-term banks loans, and finance lease obligations. Our indebtedness could, among other consequences:

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
•
discourage, delay or prevent a change in control of our company;
•
increase our vulnerability to general adverse economic and industry conditions;
•
place us at a disadvantage compared to our competitors that have less debt;
•
expose us to fluctuations in the interest rate environment because the interest rates on borrowings under our financing agreements are variable;
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

We enter into leases for certain of our data centers. Upon the expiration of such leases, we may not be able to renew these leases on commercially reasonable terms, if at all. Under certain lease agreements, the lessor may terminate the agreement by giving prior notice and paying default penalties to us. However, such default penalties may not be sufficient to cover our losses. Even though the lessors for most of our data centers generally do not have the right of unilateral early termination unless they provide the required notice, the lease may nonetheless be terminated early if we are in material breach of the lease agreements. We may assert claims for compensation against the landlords if they elect to terminate a lease agreement early and without due cause. Although historically we have successfully renewed all agreements we wanted to renew, and we do not believe that any of our agreements will be terminated early in the future, there can be no assurance that the counterparties will not terminate any of our agreements prior to its expiration date. If the leases for our data centers were terminated early prior to their expiration date, notwithstanding any compensation we may receive for early termination of such leases, or if we are not able to renew such leases, or if we are unable to find suitable alternative premises in a timely manner, we may have to incur significant costs related to relocation. Any relocation could also affect our ability to provide continuous uninterrupted services to our customers and harm our reputation. Furthermore, rent or payment under such leases in the future may increase substantially in the future. Any of the foregoing could have an adverse impact on our business and results of operations.

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

Our registered or unregistered trademarks or trade names may be challenged, infringed or determined to be infringing on other marks, and we may not be able to protect our rights to these trademarks and trade names. For example, we currently use in mainland China. We have filed applications for registering in mainland China in several categories that cover our scope of business. As of December 31, 2022, we received one rejection of our material trademark registration application in one of the categories and also received certain rejections of our other trademark registration applications and we are in the process of reapplying for certain trademark registrations. However, there is no assurance that we can eventually succeed in obtaining approval for the reapplications. Although we can reapply at any time, we cannot assure you that such trademarks will be successfully registered in all relevant categories. A third party may adopt similar trade names or trademarks, thereby impeding our ability to build brand identity and possibly leading to market confusion. As of the date of this annual report, we had not encountered any legal claims brought by third parties relating to infringement or violation of any intellectual property rights which may have a material adverse effect on us. However, there can be no assurance that third parties holding rights to similar trade names or trademarks would not take actions against us alleging infringement of such rights or otherwise assert their rights. On the other hand, we cannot assure you that we will succeed in bringing trademark infringement claims against third parties, especially in the case where we have not successfully registered such trademarks or have not registered in the relevant category.

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

Significant impairment of our long-lived assets could materially impact our financial position and results of our operations.

Historically, we recorded an impairment of long-lived assets, primarily including our property and equipment. We evaluate our long-lived assets for impairment whenever events or changes in circumstances, such as a significant adverse change to market conditions that will impact the future use of the assets, indicate that the carrying amount of an asset may not be fully recoverable. If the total of the expected undiscounted future cash flows is less than the carrying amount of the assets, an impairment loss is recognized for the difference between the fair value and carrying value of the assets. The application of long-lived asset impairment test requires significant management judgment. If our estimates and judgments are inaccurate, the fair value determined could be inaccurate and the impairment may not be adequate, and we may need to record additional impairments in the future. We recorded nil and RMB83,482 (US$12,104) in impairment of our long-lived assets in 2021 and 2022, respectively. In 2022, the impairment charge of RMB83,482 (US$12,104) mainly represented the one-off impairment of assets related to our manufacture operation in the fourth quarter of 2022 as a result of our decision of not to continue with such operation and concentrate on core IDC business. We cannot guarantee that we will not record significant impairments on long-lived assets in the future, which could materially impact our financial position and results of our operations.

Adverse developments affecting the financial services industry could adversely affect our current and projected business operations and our financial condition and results of operations.

Adverse developments that affect financial institutions, such as events involving liquidity that are rumored or actual, have in the past and may in the future lead to bank failures and market-wide liquidity problems. For example, on March 10, 2023, Silicon Valley Bank (“SVB”) was closed by the California Department of Financial Protection and Innovation, which appointed the Federal Deposit Insurance Corporation (“FDIC”) as receiver. Similarly, on March 12, 2023, Signature Bank and Silvergate Capital Corp. were each swept into receivership. The Department of the Treasury, the Federal Reserve and the FDIC released a statement that indicated that all depositors of SVB and Signature Bank would have access to all of their funds, including funds held in uninsured deposit accounts, after only one business day of closure.

We do not hold cash deposits at SVB or Signature Bank. Also, we do not hold securities at SVB or Signature Bank and have not experienced any adverse impact to our liquidity or to our current and projected business operations, financial condition or results of operations. However, uncertainty remains over liquidity concerns in the broader financial services industry, and our business, our business partners, or industry as a whole may be adversely impacted in ways that we cannot predict at this time.

Although we assess our banking relationships as we believe necessary or appropriate, our access to cash in amounts adequate to finance or capitalize our current and projected future business operations could be significantly impaired by factors that affect the financial institutions with which we have banking relationships, and in turn, us. These factors could include, among others, events such as liquidity constraints or failures, the ability to perform obligations under various types of financial, credit or liquidity agreements or arrangements, disruptions or instability in the financial services industry or financial markets, or concerns or negative expectations about the prospects for companies in the financial services industry. These factors could also include factors involving financial markets or the financial services industry generally. The results of events or concerns that involve one or more of these factors could include a variety of material and adverse impacts on our current and projected business operations and our financial condition and results of operations. These could include, but may not be limited to, delayed access to deposits or other financial assets or the uninsured loss of deposits or other financial assets; or termination of cash management arrangements and/or delays in accessing or actual loss of funds subject to cash management arrangements.

In addition, widespread investor concerns regarding the U.S. or international financial systems could result in less favorable commercial financing terms, including higher interest rates or costs and tighter financial and operating covenants, or systemic limitations on access to credit and liquidity sources, thereby making it more difficult for us to acquire financing on acceptable terms or at all. Any decline in available funding or access to our cash and liquidity resources could, among other risks, adversely impact our ability to meet our operating expenses, financial obligations or fulfill our other obligations, result in breaches of our financial and/or contractual obligations or result in violations of federal or state wage and hour laws. Any of these impacts, or any other impacts resulting from the factors described above or other related or similar factors not described above, could have material adverse impacts on our liquidity and our current and/or projected business operations and financial condition and results of operations.

In addition, our business partners could be adversely affected by any of the liquidity or other risks that are described above as factors, which in turn, could have a material adverse effect on our current and/or projected business operations and results of operations and financial condition. Any business partner bankruptcy or insolvency, or any breach or default by a business partner, or the loss of any significant business partner relationships, could result in material adverse impacts on our current and/or projected business operations and financial condition.

We have granted and may continue to grant share options and other forms of share-based incentive awards in the future, which may result in increased share-based compensation expenses.

We adopted share incentive plans for the purpose of granting share-based compensation awards to our employees and management team members to incentivize their performance and align their interests with ours. For further detailed information, please refer to “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans.” For the year ended December 31, 2021, we recorded share-based compensation expenses of RMB120.7 million and capitalized share-based compensation cost was immaterial. For the year ended December 31, 2022, we recorded share-based compensation expenses of RMB192.9 million (US$28.0 million) and the capitalized share-based compensation costs were immaterial. We believe the granting of share-based compensation is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based compensation to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

We may experience impairment of goodwill in connection with our acquisition of entities or other assets.

We are required to perform an annual goodwill impairment test. As of December 31, 2022, we carried RMB508.3 million (US$73.7 million) of goodwill on our balance sheet. However, goodwill can become impaired. We test goodwill for impairment annually or more frequently if events or changes in circumstances indicate possible impairment, but the fair value estimates involved require a significant amount of difficult judgment and assumptions. We may not achieve the anticipated benefits of the acquisitions, which may result in the need to recognize impairment of some or all of the goodwill we recorded.

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

Our business, results of operations and financial condition may be adversely affected if our largest client were to experience adverse effects to its business as a result of the interventions imposed by the U.S. government.

In August 2020, former U.S. President Donald J. Trump issued two executive orders concerning ByteDance, our largest client in terms of revenue contribution in 2020, 2021 and 2022, accounting for 81.7%, 83.2% and 86.3% of our total revenues, respectively. The executive order dated August 6, 2020 prohibits certain unspecified transactions by any person subject to U.S. jurisdiction, or with respect to any property subject to U.S. jurisdiction, with ByteDance Ltd. or its subsidiaries, while the executive order dated August 14, 2020 enjoins ByteDance Ltd. to divest all interest and rights in any tangible or intangible assets or property used to enable or support the U.S. operations of the TikTok application and any data obtained or derived from the TikTok application in the United States and prohibits its ownership of Musical.ly in the United States.

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

On December 29, 2022, the No TikTok on Government Devices Act was signed by President Joe Biden and enacted into the Consolidated Appropriations Act, 2023, which instructs the Director of the Office of Management and Budget to develop standards and guidelines for agencies requiring the removal of TikTok or any successor application or service developed or provided by ByteDance Ltd. or an entity owned by ByteDance Ltd. from Federal information technology. Additionally, the Committee on Energy and Commerce held a hearing on TikTok entitled “TikTok: How Congress Can Safeguard American Data Privacy and Protect Children from Online Harms” on March 23, 2023.

As of the date of this annual report, there is no public information indicating any possible transaction that ByteDance will sell its interest in TikTok, and it remains to be seen whether the U.S. Government formally will approve this or any similar transaction; and whether Biden Administration will seek to implement the August 14 executive order, or seek to modify the U.S. Government’s approach regarding ByteDance and TikTok. If the executive order is implemented and any transaction is completed in the future, or if the U.S. government imposes any interventions on ByteDance, it could have a negative impact on ByteDance’s business prospects.

Although all of our business with ByteDance is currently based in mainland China and Malaysia for its operations in mainland China or overseas, there is no assurance that we would not be treated as a person or entity subject to U.S. jurisdiction for purposes of such restrictions, or that our products or services would not be treated as the products or services subject to the ByteDance-related restrictions under applicable U.S. laws or regulations, or that we would not be prohibited from entering into any transaction with ByteDance pursuant to future restrictions that may be issued by the U.S. Department of Commerce or other U.S. regulators. Should we cancel substantial projects or otherwise significantly reduce our volume of business with ByteDance as a result of current U.S. laws and regulations that have restricted and future U.S. laws and regulations that may restrict the usage of ByteDance’s products and services in the U.S., our revenues and profitability would be materially reduced and our business and results of operations would be seriously harmed.

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

Foreign investment in Indian securities or capital of a limited liability partnership is subject to rules, regulations and policies framed by Indian regulatory authorities (namely, the Government of India and the Reserve Bank of India). In terms of Press Note 3 of 2020, dated April 17, 2020, issued by the Department for Promotion of Industry and Internal Trade, Government of India, all investments under the foreign direct investment route by entities of a country which shares land border with India or where the beneficial owner of an investment into India is situated in or is a citizen of any such country will require prior approval of the Government of India. Further, in the event of transfer of ownership of any existing or future foreign direct investment in an entity in India, directly or indirectly, resulting in the beneficial ownership falling within the aforesaid restriction/purview, such subsequent change in the beneficial ownership will also require approval of the Government of India. Furthermore, on April 22, 2020, the Ministry of Finance, Government of India has also made similar amendment to the Foreign Exchange Management (Non-debt Instruments) Rules, 2019. Furthermore, on December 8, 2020, the Ministry of Finance, Government of India, by way of another amendment to the Foreign Exchange Management (Non-debt Instruments) Rules, 2019, clarified that a multilateral bank or fund of which India is a member will not be treated as an entity of a particular country nor will any country be treated as the beneficial owner of the investments of such bank or fund in India. While the term “beneficial owner” is defined under the Prevention of Money-Laundering (Maintenance of Records) Rules, 2005, the General Financial Rules, 2017 and the Master Direction – Know Your Customer (KYC) Directions, 2016 issued by the Reserve Bank of India, and the term “significant beneficial owner” is defined under the Companies (Significant Beneficial Owners) Rules, 2018, neither the Consolidated FDI Policy, 2020 nor the Foreign Exchange Management (Non-debt Instruments) Rules, 2019 currently provide a definition of the term “beneficial owner.” While it is possible that clarifications may come forth from the Government of India in future in this regard, there is no assurance of the same and in absence thereof, the ambiguity regarding the interpretation of “beneficial owner” under Press Note 3 of 2020 and enforcement of this regulatory change would continue. Such uncertainties may have an adverse effect on our ability to invest further in securities and capital of our Indian subsidiaries and may have implications on the transfers of ownership in the entity which fall within the purview of Press Note 3 of 2020, and therefore, also on our ability to operate and maintain our business in India. Further, there is uncertainty regarding the timeline within which the said approval from the Government of India may be obtained, if at all. Any further adverse change in the foreign investment restrictions in India may be onerous and may adversely affect our business, operations and results of operations in India.

Our success depends substantially upon access to qualified personnel. Our business operations may be harmed if we fail to recruit, train or retain qualified personnel.

Our success depends on the continued services of our senior management team and qualified key personnel who can provide the technical, strategic and marketing skills required for our company to grow. If any of our senior management or qualified key personnel becomes unable or unwilling to continue to contribute their services to us, we may not be able to replace them easily or at all. As a result, our business may be severely disrupted, our results of operations and financial condition may be materially and adversely affected, and we may incur additional expenses to recruit, train and retain key personnel. Mr. Jing Ju was removed as director of our company, effective as of December 13, 2022. Although we have entered into confidentiality and non-competition agreements with our senior management team and qualified key personnel, there is no assurance that any member of our senior management team or any of our qualified key personnel will not join a competitor. In the event that any dispute arises between us, on one hand, and any of our senior management and qualified key personnel, on the other hand, we may have to incur substantial costs and expenses in order to enforce such agreements or we may be unable to enforce them at all.

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

We have direct or indirect interactions with officials and employees of government agencies and state-owned affiliated entities in the ordinary course of business. We also have business collaborations with government agencies and state-owned affiliated entities. For example, in mainland China, we may contract with the national grid and telecommunication carriers, which are state-owned enterprises. In the countries where we have operations, we need to obtain various approvals, permits and licenses from the local or national governments. These interactions subject us to an increasing level of compliance-related concerns, and we can be held liable for the illegal activities of our employees, representatives, contractors, agents and business partners, even if we do not explicitly authorize such activities. We are in the process of implementing policies and procedures designed to ensure compliance by us and our directors, officers, employees, representatives, contractors, agents, and business partners with applicable anti-corruption, anti-bribery, anti-money laundering, financial and economic sanctions, and similar laws and regulations. However, our policies and procedures may not be sufficient and our directors, officers, employees, representatives, contractors, agents, and business partners could engage in improper conduct for which we may be held responsible. Non-compliance with anti-corruption, anti-bribery, anti-money laundering, or financial and economic sanctions laws could subject us to whistleblower complaints, adverse media coverage, investigations, and severe administrative, civil and criminal sanctions, collateral consequences, remedial measures, and legal expenses, all of which could materially and adversely affect our business, reputation, financial condition, and results of operations. In addition, responding to any enforcement action may result in the diversion of management’s attention and resources, significant defense costs and other professional fees.

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

In addition, a substantial portion of our revenues and expenses are denominated in Renminbi. We are a holding company and we may rely principally on dividends paid by our operating subsidiaries in mainland China for our cash needs. Any significant revaluation of Renminbi may materially and adversely affect our results of operations and financial position reported in Renminbi when translated into U.S. dollars, and the value of, and any dividends payable on, the ADSs in U.S. dollars. To the extent that we need to convert U.S. dollars into Renminbi for capital expenditures and working capital and other business purposes, appreciation of Renminbi against the U.S. dollar would have an adverse effect on Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs, strategic acquisitions or investments or other business purposes, appreciation of the U.S. dollar against Renminbi would have a negative effect on the U.S. dollar amount available to us. Further, the value of Renminbi against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things, and our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

If we fail to implement and maintain an effective system of internal control over financial reporting, we may be unable to accurately or timely report our results of operations or prevent fraud, and investor confidence and the market price of our ADSs may be materially and adversely affected.

We are subject to reporting obligations under the U.S. securities laws. The SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, adopted rules requiring most public companies to include a management report on such company’s internal control over financial reporting in its annual report, which contains the management’s assessment of the effectiveness of the company’s internal control over financial reporting. In addition, when a company meets the SEC’s criteria, an independent registered public accounting firm must report on the effectiveness of the company’s internal control over financial reporting.

Our management and independent registered public accounting firm have concluded that our internal control over financial reporting was effective as of December 31, 2022. However, during the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, we may identify other weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act. We may not be able to anticipate and identify accounting issues, or other risks critical to financial reporting that could materially impact the consolidated financial statements. Generally speaking, if we fail to achieve and maintain an effective internal control environment, it could result in material misstatements in our financial statements and failure to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our ADSs, may be materially and adversely affected. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. Furthermore, we have incurred and expect to continue to incur considerable costs and to use significant management time and the other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act which can significantly divert our management’s attention from operating our business.

We have a limited operating history as a combined company after the merger of Chindata and Bridge Data Centres. We may face challenges integrating our operations, services and personnel and may be unable to achieve the anticipated synergies from the combination. Our historical operating and financial results may not be indicative of future performance, which makes it difficult to predict our future business prospects and financial performance.

The combination of our mainland China and overseas operations were completed in 2019. We have a limited operating history and experience in our business operation as a combined company, which makes it difficult to evaluate our future prospects and ability to make profit. Our ability to realize the anticipated benefits of the combination depends, to a large extent, on our ability to integrate independent businesses, which can be a complex, costly and time-consuming process, and thus requires significant time and focus from our management team and may divert attention from the day-to-day operations of our business. In addition, even if the operations of Chindata and Bridge Data Centres are integrated successfully, we may not realize the full benefits of the combination, including the synergies, operating efficiencies, or sales or growth opportunities that are expected.

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

Risks Relating to Our Corporate Structure

Chindata Group Holdings Limited is a Cayman Islands holding company primarily operating in mainland China through its subsidiaries and contractual arrangements with the VIEs. Investors in the ADSs thus are not purchasing, and may never directly hold, equity interests in the VIEs. There are uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to such agreements that establish the VIE structure for the majority of our and the VIEs’ operations in mainland China, including potential future actions by the PRC government, which could affect the enforceability of our contractual arrangements with the VIEs and, consequently, significantly affect the financial condition and results of operations of our company. If the PRC government finds such agreements non-compliant with relevant PRC laws, regulations, and rules, or if these laws, regulations, and rules or the interpretation thereof change in the future, we could be subject to severe penalties or be forced to relinquish our interests in the VIEs or forfeit our rights under the contractual arrangements.

We are a company incorporated under the laws of the Cayman Islands, and Suzhou Stack Data Technology Co., Ltd. and Hebei Stack Data Technology Investment Co., Ltd., our indirectly wholly-owned mainland China subsidiaries, or our WFOEs, are considered foreign-invested enterprises. Due to PRC regulations that limit foreign equity ownership of entities providing value-added telecommunications services, at 50%, and the inclusion of data center services within the scope of value-added telecommunications services, we conduct a substantial part of our operations in mainland China through contractual arrangements with Sitan (Beijing) Data Science and Technology Co., Ltd., or Sitan (Beijing) and Hebei Qinshu Information Science and Technology Co., Ltd., or Hebei Qinshu, which are the VIEs whose subsidiaries hold licenses required to operate our business in mainland China. As such, our WFOEs entered into the Contractual Arrangements with the VIEs and the shareholders of the VIEs, among others, pursuant to which, we are able to (i) exercise effective control over the VIEs, (ii) receive substantially all of the economic benefits of the VIEs, and (iii) have an exclusive option to purchase all or part of the equity interests in the VIEs when and to the extent permitted by PRC law. As a result of our direct ownership in our WFOEs and the aforementioned contractual arrangements, we are regarded as the primary beneficiary of each of the VIEs for accounting purpose only, and we treat them as our consolidated affiliated entities under U.S. GAAP. We have consolidated the financial results of the VIEs and their respective subsidiaries in our consolidated financial statements in accordance with U.S. GAAP.

If the Contractual Arrangements that establish the structure for operating our and the VIEs’ business in the PRC are found to be in violation of any existing or any PRC laws or regulations in the future, or the PRC government finds that we, or the VIEs fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities, including the MIIT, MOFCOM and State Taxation Administration, or STA, would have discretion in dealing with such violations, including:

•
revoking the business and operating licenses;
•
discontinuing or restricting the operations;
•
imposing fines or confiscating any of the income from us and the VIEs that they deem to have been obtained through illegal operations;
•
requiring us to restructure our and the VIEs’ operations in such a way as to compel us to establish new entities, re-apply for the necessary licenses or relocate our and the VIEs’ business, staff and assets;
•
imposing additional conditions or requirements with which we and the VIEs may not be able to comply;
•
restricting or prohibiting the use of proceeds from the initial public offering or other financing activities to finance our and the VIEs’ business and operations in the PRC; or
•
taking other regulatory or enforcement actions that could be harmful to our and the VIEs’ business.

Any of these actions could cause significant disruption or result in a material change to our and the VIEs’ business operations, and may materially and adversely affect our and the VIEs’ business, financial condition and results of operations. In addition, it is unclear what impact the PRC government actions would have on us and on our ability to consolidate the financial results of the VIEs and their respective subsidiaries in our consolidated financial statements, if the PRC governmental authorities find the VIEs’ structure and Contractual Arrangements to be in violation of PRC laws, rules and regulations. If any of these penalties results in our inability to direct the activities of the VIEs or their respective subsidiaries that most significantly impact its economic performance and/or our failure to receive the economic benefits from the VIEs or their respective subsidiaries, we may not be able to consolidate the VIEs and/or their respective subsidiaries into our consolidated financial statements in accordance with U.S. GAAP. If we are unable to claim our right to control the assets of the VIEs, the ADSs may decline in value or become worthless.

The PRC government has significant authority to exert influence on the mainland China operations of an offshore holding company, such as us. Therefore, investors in the ADSs and our and the VIEs’ business face potential uncertainty from the PRC government’s policy. Changes in China’s economic, political or social conditions, or government policies could materially and adversely affect our and the VIEs’ business, financial condition, and results of operations.

Substantially all of our and the VIEs’ operations are located in mainland China. The PRC government has significant authority to exert influence on the mainland China operations of an offshore holding company, such as us. Despite economic reforms and measures implemented by the PRC government, the PRC government continues to play a significant role in regulating industrial development, allocation of natural and other resources, production, pricing and management of currency, and there can be no assurance that the PRC government will continue to pursue a policy of economic reform or that the direction of reform will continue to be market friendly.

Our and the VIEs’ ability to successfully expand business operations in the PRC depends on a number of factors, including macro-economic and other market conditions. Demand for our and the VIEs’ services and our and the VIEs’ business, financial condition and results of operations may be materially and adversely affected by the following factors:

•
political instability or changes in social conditions of the PRC;
•
changes in laws, regulations, and administrative directives or the interpretation thereof;
•
measures which may be introduced to control inflation or deflation; and
•
changes in the rate or method of taxation.

These factors are affected by a number of variables which are beyond our and the VIEs’ control.

We and the VIEs are subject to extensive and evolving legal development, non-compliance with which, or changes in which, may materially and adversely affect our and the VIEs’ business and prospects, and may result in a material change in our and the VIEs’ operations and/or the value of our ADSs or could significantly limit or completely hinder our and the VIEs’ ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless.

Mainland China companies are subject to various PRC laws, regulations and government policies and the relevant laws, regulations and policies continue to evolve. Recently, the PRC government is enhancing supervision over companies seeking listings overseas and some specific business or activities such as the use of variable interest entities and data security or anti-monopoly. The PRC government may adopt new measures that may affect our and the VIEs’ operations, or may exert more oversight and control over offerings conducted outside of mainland China and foreign investment in mainland China-based companies, and we and the VIEs may be subject to challenges brought by these new laws, regulations and policies. However, since these laws, regulations and policies are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties. Furthermore, as we and the VIEs may be subject to additional, yet undetermined, laws and regulations, compliance may require us to obtain additional permits and licenses, complete or update registrations with relevant regulatory authorities, adjust our and the VIEs’ business operations, as well as allocate additional resources to monitor developments in the relevant regulatory environment. However, under the stringent regulatory environment, it may take much more time for the relevant regulatory authorities to approve new applications for permits and licenses, and complete or update registrations and we cannot assure you that we and the VIEs will be able to comply with these laws and regulations in a timely manner or at all. The failure to comply with these laws and regulations may delay, or possibly prevent, us to conduct business, accept foreign investments, or listing overseas.

The occurrence of any of these events may materially and adversely affect our and the VIEs’ business and prospects and may result in a material change in our and the VIEs’ operations and/or the value of our ADSs or could significantly limit or completely hinder our and the VIEs’ ability to offer or continue to offer securities to investors. In addition, if any of changes causes us unable to direct the activities of the VIEs or lose the right to receive their economic benefits, we may not be able to consolidate the VIEs into our consolidated financial statements in accordance with U.S. GAAP, which could cause the value of our ADSs to significantly decline or become worthless.

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

In the meantime, the PRC regulatory authorities have also enhanced the supervision and regulation on cross-border data transmission. For example, on July 7, 2022, the CAC promulgated the Measures for the Security Assessment of Cross-border Data Transfer, which came into effect on September 1, 2022. According to these measures, personal data processors will be subject to security assessment conducted by the CAC prior to any cross-border transfer of data if the transfer involves (i) important data; (ii) personal information transferred overseas by operators of critical information infrastructure or a data processor that has processed personal data of more than one million persons; (iii) personal information transferred overseas by a data processor who has already provided personal data of 100,000 persons or sensitive personal data of 10,000 persons overseas since January 1 of last year; or (iv) other circumstances as requested by the CAC. According to the official interpretation of the CAC, the Measures for the Security Assessment of Cross-border Data Transfer apply to (i) overseas transfer and storage by data processors of data generated during operations in mainland China, and (ii) access to or use of the data collected and generated by data processors and stored in mainland China by overseas institutions, organizations or individuals. Furthermore, any cross-border data transfer activities conducted in violation of the Measures for the Security Assessment of Cross-border Data Transfer before the effectiveness of these measures are required to be rectified by March 2023. As these measures came into effect recently, uncertainties still exist with respect to the interpretation and implementation of these measures in practice and how they will affect our business operation.

Compliance with the abovementioned laws and regulations as well as additional laws and regulations that may come into effect in the future may result in significant increase in our compliance costs, force us to change our business practices, adversely affect our business performance as well as subject us to negative publicity, which could harm our reputation among users. As of the date of this annual report, we have taken relevant measures to protect cybersecurity, information security, data privacy and protection in material respects and we had not been subject to any fines or other material penalties from any competent PRC regulatory authorities related to cybersecurity, information security, data privacy and protection. Therefore, we believe we are compliant with the effective laws and regulations issued by CAC related to cybersecurity, information security, data privacy and protection as mentioned above, to the extent applicable to us, in all material respects. However, as there remain uncertainties regarding the enactment, interpretation and implementation of these laws, regulations, rules and regulatory guidance, or relevant draft laws, regulations, rules and regulatory guidance, we cannot assure you that we will be able to fully or timely comply with these regulatory requirements, and may be subject to more stringent requirements with respect to cybersecurity, information security, privacy and data protection. In the event that we, our mainland China subsidiaries or the VIEs are subject to any mandatory cybersecurity review and other specific actions required by the CAC, we, our mainland China subsidiaries or the VIEs face uncertainty as to whether any clearance or other required actions can be timely completed, or at all. In addition, we cannot assure you that we, our mainland China subsidiaries or the VIEs will comply with such laws and regulations in all respects and thus may be ordered to rectify or terminate any actions that are deemed illegal by regulatory authorities. Given such uncertainty, we, our mainland China subsidiaries or the VIEs may be further required to suspend our relevant business, shut down our websites, or face other penalties, which could materially and adversely affect our mainland China subsidiaries or the VIEs’ business, financial condition, and results of operations, and/or the value of our ADSs or could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. In addition, if any of these events causes us unable to direct the activities of the VIEs or lose the right to receive their economic benefits, we may not be able to consolidate the VIEs into our consolidated financial statements in accordance with U.S. GAAP, which could cause the value of our ADSs to significantly decline or become worthless.

The PRC government’s oversight over our and the VIEs’ business operations could result in a material adverse change in our and the VIEs’ operations and the value of our ADSs.

We conduct our business in mainland China primarily through our mainland China subsidiaries and the contractual arrangements with the VIEs. Our and the VIEs’ operations in China are governed by PRC laws and regulations. The PRC government has significant oversight over the conduct of our and the VIEs’ business, and it regulates and may intervene our and the VIEs’ operations at any time, which could result in a material adverse change in our and the VIEs’ operation and/or the value of our ADSs. Also, the PRC government has recently indicated an intent to exert more oversight over offerings that are conducted overseas and/or foreign investment in mainland China-based issuers like us. Any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. In addition, implementation of industry-wide regulations directly targeting our and the VIEs’ operations could cause the value of our securities to significantly decline. Therefore, investors of us and the VIEs and our and the VIEs’ business face potential uncertainty from actions taken by the PRC government.

If the PRC government deems that our contractual arrangements do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

The PRC government regulates telecommunications-related businesses through strict business licensing requirements and other government regulations. These laws and regulations also include limitations on foreign ownership of mainland China companies that engage in telecommunications-related businesses. Specifically, foreign investment is not permitted in the types of business that do not fall within China's commitment to the WTO to open up, and as for the value-added telecommunications business types which fall within China's commitment to the WTO, foreign investors are not allowed to own more than a 50% equity interest in any mainland China company engaging in such value-added telecommunications businesses, except for the investment in the e-commerce operation business, the domestic multi-party communication business, the information storage and re-transmission business and the call center business. Any primary foreign investor must also have experience and a good track record in providing value-added telecommunications services overseas.

Because we are a Cayman Islands company, we are classified as a foreign enterprise under PRC laws and regulations, and our wholly owned mainland China subsidiaries are foreign-invested enterprises, or FIEs. To comply with PRC laws and regulations, we conduct our business in mainland China through contractual arrangements with the consolidated VIEs and their shareholders. These contractual arrangements provide us with effective control over the consolidated VIEs and enable us to receive substantially all of the economic benefits of the consolidated VIEs in consideration for the services provided by our wholly-owned mainland China subsidiaries, and have an exclusive option to purchase all of the equity interest in the consolidated VIEs when permissible under PRC laws. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure — Contractual Arrangements with the VIEs and Their Respective Shareholders.”

We believe that our corporate structure and contractual arrangements do not violate the current applicable PRC laws and regulations. However, as there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including the Foreign Investment Law and its implementing rules, the telecommunications circular described above and the Telecom Regulations and the relevant regulatory measures concerning the telecommunications industry, there can be no assurance that the PRC government, such as the Ministry of Commerce, the MIIT or other authorities that regulates providers of data center service and other participants in the telecommunications industry would agree that our corporate structure or any of the above contractual arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. PRC laws and regulations governing the validity of these contractual arrangements are uncertain and the relevant government authorities have discretion in interpreting these laws and regulations.

If our corporate and contractual structure is deemed by the MIIT, or the Ministry of Commerce or other regulators having competent authority, to be illegal, either in whole or in part, we may lose control of the consolidated VIEs and have to modify such structure to comply with regulatory requirements. However, there can be no assurance that we can achieve this without material disruption to our business. Further, if our corporate and contractual structure is found to be in violation of any existing or future PRC laws or regulations, the relevant regulatory authorities would have discretion in dealing with such violations, including:

•
revoking our business and operating licenses;
•
levying fines on us;
•
confiscating any of our income that they deem to be obtained through illegal operations;
•
shutting down a portion or all of our networks and servers;
•
discontinuing or restricting our operations in mainland China;
•
imposing conditions or requirements with which we may not be able to comply;
•
requiring us to restructure our corporate and contractual structure;
•
restricting or prohibiting our use of the proceeds from overseas offering to finance the consolidated VIEs’ business and operations; and
•
taking other regulatory or enforcement actions that could be harmful to our business.

Any of these actions could cause significant disruption to our business operations and severely damage our reputation, which would in turn materially and adversely affect our business, financial condition and results of operations. If any of these occurrences results in our inability to direct the activities of the VIEs that most significantly impact their economic performance, and/or our failure to receive the economic benefits from the VIEs, we may not be able to consolidate the entities in our consolidated financial statements in accordance with U.S. GAAP.

Our contractual arrangements with the consolidated VIEs may result in adverse tax consequences to us.

As a result of our corporate structure and the contractual arrangements among our WFOEs, the VIEs, their shareholders and us, we are effectively subject to the PRC value-added tax at rates from 6% to 13% and related surcharges on revenues generated by our subsidiary from our contractual arrangements with the VIEs. The PRC Enterprise Income Tax Law and its implementing regulations require every enterprise in mainland China to submit its annual enterprise income tax return together with a report on transactions with its affiliates or related parties to the relevant tax authorities. According to the Implementing Regulations of the Enterprise Income Tax Law, these transactions may be subject to audit or challenge by the PRC tax authorities within ten years after the taxable year during which the transactions are conducted. We may be subject to adverse tax consequences if the PRC tax authorities were to determine that the contracts between us and the VIEs were not on an arm’s length basis and therefore constitute a favorable transfer pricing arrangements. If this occurs, the PRC tax authorities could request that the VIEs and any of their subsidiaries adjust their taxable income upward for PRC tax purposes. Such a pricing adjustment could adversely affect us by reducing expense deductions recorded by such VIEs and thereby increasing the VIE’s tax liabilities, which could subject the VIEs to late fees and other penalties for the underpayment of taxes. Our results of operations may be materially and adversely affected if the VIEs’ tax liabilities increase or if either of them becomes subject to late payment fees or other penalties.

We rely on contractual arrangements with the consolidated VIEs and their shareholders for our operations in mainland China, which may not be as effective as direct ownership in providing operational control, and these contractual arrangements have not been tested in a court of law.

We have relied and expect to continue to rely on variable interest entity arrangements to conduct a significant part of our operations in mainland China. We rely on contractual arrangements with the VIEs and their shareholders to conduct a significant part of our operations in mainland China. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure — Contractual Arrangements with the VIEs and Their Respective Shareholders.” The shareholders of the VIEs may not act in the best interests of our company or may not perform their obligations under these contracts. If we had direct ownership of the VIEs, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of the VIEs, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the contractual arrangements, we would rely on legal remedies under PRC law for breach of contract in the event that the VIEs and their shareholders did not perform their obligations under the contracts. These legal remedies may not be as effective as direct ownership in providing us with control over the consolidated VIEs.

If the consolidated VIEs or its shareholders fail to perform their obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. All the agreements under our contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in mainland China. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. Uncertainties regarding the interpretation and enforcement of the relevant PRC laws and regulations could limit our ability to enforce these contractual arrangements. Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a variable interest entity should be interpreted or enforced under PRC law. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over the consolidated VIEs, and our ability to conduct our business may be negatively affected. See “— Risks Relating to Doing Business in China — Changes and developments in the PRC legal system and the interpretation and enforcement of PRC laws, rules and regulations may subject us to uncertainties.”

The registered shareholders of the VIEs may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

The registered shareholders of the VIEs, may have potential conflicts of interest with us. These shareholders may not remain as shareholders of the VIEs, or breach, or cause the VIEs to breach, or refuse to renew, the existing contractual arrangements we have with them and the VIEs, which would have a material and adverse effect on our ability to effectively control the VIEs and receive economic benefits from them, which may result in deconsolidation of the VIEs. For example, the shareholders may be able to cause our agreements with the VIEs to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise, any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor.

Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our company. We rely on these shareholders to abide by the laws of China, which provide that directors owe a fiduciary duty to the company that requires them to act in good faith and in what they believe to be the best interests of the company and not to use their position for personal gains. There is currently no specific and clear guidance under PRC laws that addresses any conflict between PRC laws and laws of Cayman Islands in respect of any conflict relating to corporate governance. If we cannot resolve any conflict of interest or dispute between us and the shareholders of the VIEs, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

The shareholders of the VIEs may be involved in personal disputes with third parties or other incidents that may have an adverse effect on their respective equity interests in the relevant VIEs and the validity or enforceability of our contractual arrangements with the relevant entity and its shareholders. For example, in the event that any of the shareholders of the VIEs who is married, divorces his or her spouse, the spouse may claim that the equity interest of the relevant VIE held by such shareholder is part of their community property and should be divided between such shareholder and his or her spouse. If such claim is supported by the court, the relevant equity interest may be obtained by the shareholder’s spouse or another third party who is not subject to obligations under our contractual arrangements, which could result in a loss of the effective control over the relevant VIE by us. Similarly, if any of the equity interests of the VIEs is inherited by a third party with whom the current contractual arrangements are not binding, we could lose our control over the relevant VIE or have to maintain such control by incurring unpredictable costs, which could cause significant disruption to our business and operations and harm our financial condition and results of operations.

Substantial uncertainties exist with respect to the interpretation and implementation of the PRC Foreign Investment Law and its Implementation Regulations and how they may impact the viability of our current corporate structure, corporate governance, business operations and financial results.

On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, which came into effect on January 1, 2020 and replaced the trio of laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law. On December 26, 2019, the State Council issued the Regulations on Implementing the Foreign Investment Law of the PRC, which came into effect on January 1, 2020, and replaced the Regulations on Implementing the Sino-Foreign Equity Joint Venture Enterprise Law, Provisional Regulations on the Duration of Sino-Foreign Equity Joint Venture Enterprise Law, the Regulations on Implementing the Wholly Foreign-Invested Enterprise Law, and the Regulations on Implementing the Sino-Foreign Cooperative Joint Venture Enterprise Law. The Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. However, since it is relatively new, uncertainties still exist in relation to its interpretation and implementation. For instance, under the Foreign Investment Law, “foreign investment” refers to the investment activities directly or indirectly conducted by foreign individuals, enterprises or other entities in mainland China, but it does not explicitly stipulate the contractual arrangements as a form of foreign investment. Though these regulations do not explicitly classify contractual arrangements as a form of foreign investment, there is no assurance that foreign investment via contractual arrangements would not be interpreted as a type of indirect foreign investment activities under the definition in the future. In addition, the definition contains a catch-all provision which includes investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. Therefore, the Foreign Investment Law still leaves leeway for future laws, administrative regulations or provisions promulgated by the State Council to provide for contractual arrangements as a form of foreign investment. In any of these cases, it will be uncertain whether our contractual arrangements will be deemed to be in violation of the market access requirements for foreign investment under the PRC laws and regulations. Furthermore, if future laws, administrative regulations or provisions prescribed by the State Council mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure, corporate governance and business operations.

Our ability to enforce the equity pledge agreements between us and the shareholders of the VIEs may be subject to limitations based on PRC laws and regulations.

Pursuant to the equity pledge agreements relating to the VIEs, shareholders of the VIEs pledged their equity interests in the VIEs to our WFOEs to secure the VIEs’ and their shareholders’ performance of the obligations and indebtedness under the Exclusive Business Cooperation Agreement, Purchase Option Agreement, Power of Attorney and Equity Pledge Agreement. As of the date of this annual report, we have registered the equity pledges under our variable interest entity arrangements with the relevant local branch of the State Administration for Market Regulation, or the SAMR. Under the PRC Civil Code, which was promulgated on May 28, 2020 and took effect on January 1, 2021, when an obligor fails to pay its debt when due, the pledgee may choose to either conclude an agreement with the pledger to obtain the pledged equity or seek payments from the proceeds of the auction or sell-off of the pledged equity. If the VIEs fail to perform their obligations secured by the pledges under the equity pledge agreements, one remedy in the event of default under the agreements is to require the pledger to sell the equity interests in the VIEs, as applicable, in an auction or private sale and remit the proceeds to our subsidiary in mainland China, net of related taxes and expenses. Such an auction or private sale may not result in our receipt of the full value of the equity interests in the VIEs. We consider it very unlikely that the public auction process would be undertaken since, in an event of default, our preferred approach would be to ask our WFOE that is a party to the Purchase Option Agreement to designate another PRC person or entity to acquire the equity interests in such VIE and replace the existing shareholders pursuant to the Purchase Option Agreement.

In addition, in the registration forms of the local branch of the SAMR for the pledges over the equity interests under the equity pledge agreements, the amount of registered equity interests pledged to our WFOEs shall be designated as a fixed figure. The equity pledge agreements with the shareholders of the VIEs provide that the pledged equity interest constitutes continuing security for any and all of the indebtedness, obligations and liabilities of the VIEs under the relevant contractual arrangements, and therefore it is possible that the amount of registered equity interests cannot cover the secured obligation as a whole. However, there is no guarantee that a PRC court will not take the position that the amount listed on the equity pledge registration forms represents the full amount of the collateral that has been registered and perfected. If this is the case, the obligations that are supposed to be secured in the equity pledge agreements in excess of the amount listed on the equity pledge registration forms could be determined by the PRC court to be unsecured debt, which takes last priority among creditors and often does not have to be paid back at all. We do not have agreements that pledge the assets of the VIEs and their subsidiaries for the benefit of us or our WFOEs, although the VIEs grant our WFOEs options to purchase the assets of the VIEs and their equity interests in their subsidiaries under the Purchase Option Agreements.

If the VIEs and their subsidiaries become the subject of a bankruptcy or liquidation proceeding, we may lose the ability to use and enjoy their assets, which could reduce the size of our operations and materially and adversely affect our business.

We do not have priority pledges and liens against the assets of the VIEs. If the VIEs undergo involuntary liquidation proceedings, third-party creditors may claim rights to some or all of their assets and we may not have priority against such third-party creditors on the assets of the VIEs. If the VIEs liquidate, we may take part in the liquidation procedures as a general creditor under the PRC Enterprise Bankruptcy Law and recover any outstanding liabilities owed by the VIEs to our WFOEs under the applicable service agreement.

If the shareholders of the VIEs were to attempt to voluntarily liquidate the VIEs without obtaining our prior consent, we could effectively prevent such unauthorized voluntary liquidation by exercising our right to request the shareholders of the VIEs to transfer all of their respective equity ownership interests to a mainland China entity or an individual designated by us in accordance with the option agreement with the shareholders of the VIEs. In addition, under the purchase option agreement signed by our WFOEs, the VIEs and their shareholders and according to relevant PRC laws, the shareholders of the VIEs do not have the right to issue dividends to themselves or otherwise distribute the retained earnings or other assets of the VIEs without our consent. In the event that the shareholders of the VIEs initiate a voluntary liquidation proceeding without our authorization or attempts to distribute the retained earnings or assets of the VIEs without our prior consent, we may need to resort to legal proceedings to enforce the terms of the contractual arrangements. Any such litigation may be costly and may divert our management’s time and attention away from the operation of our business, and the outcome of such litigation will be uncertain.

PRC regulation of loans to and direct investment in mainland China entities by offshore holding companies and governmental control of conversion of foreign currencies into Renminbi may delay or prevent us from using the proceeds of our initial public offering to make loans to our WFOEs and the VIEs or to make additional capital contributions to our mainland China subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

We are an offshore holding company conducting a significant portion of our operations in mainland China through our WFOEs, the VIEs and their subsidiaries. We may make loans to our WFOEs, the VIEs and their subsidiaries, or we may make additional capital contributions to our WFOEs.

Any loans to our WFOEs, which are treated as FIEs, under PRC law, are subject to PRC regulations and foreign exchange loan registrations. For example, loans by us to our WFOEs, the VIEs and their subsidiaries to finance their activities cannot exceed statutory limits and must be registered with the local counterpart of the State Administration of Foreign Exchange, or SAFE, or filed with SAFE in its information system. Moreover, any medium or long-term loan to be provided by us to our consolidated affiliated entities or other domestic mainland China entities must also be filed and registered with the National Development and Reform Commission, or the NDRC. We may also decide to finance our mainland China subsidiaries by means of capital contributions. These capital contributions must be registered with the SAMR or its local counterpart and reported to the Ministry of Commerce or its local counterpart through the enterprise registration system and the enterprise credit information publicity system.

On March 30, 2015, SAFE issued the Circular of the State Administration of Foreign Exchange on Reforming the Administrative Approach Regarding the Settlement of the Foreign Exchange Capital of Foreign-invested Enterprises, or SAFE Circular 19, which replaced previous regulations and took effect on June 1, 2015. Pursuant to SAFE Circular 19, up to 100% of foreign currency capital of a foreign-invested enterprise may be converted into Renminbi capital according to the actual operation, and within the business scope, of the enterprise at its will. Although SAFE Circular 19 allows for the use of Renminbi converted from the foreign currency-denominated capital for equity investments in the PRC, the restrictions continue to apply as to FIEs’ use of the converted Renminbi for purposes beyond the business scope, for entrusted loans or for inter-company Renminbi loans. SAFE subsequently issued several circulars in the following years to provide additional guidelines on the use by FIEs’ of the income under their capital accounts generated from their capital, foreign debt and overseas listing. However, the interpretation and enforcement of SAFE Circular 19 and other circulars remain subject to uncertainty and potential future policy changes from the SAFE. If the VIEs require financial support from us or our WFOEs in the future and we find it necessary to use foreign currency-denominated capital to provide such financial support, our ability to fund the VIEs’ operations will be subject to statutory limits and restrictions, including those described above.

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans by us to our WFOEs, the VIEs or their subsidiaries or with respect to future capital contributions by us to our WFOEs. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds we received from our initial public offering and to capitalize or otherwise fund our mainland China operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Risks Relating to Doing Business in China

We may fail to obtain, maintain and update licenses and permits necessary to conduct our operations in mainland China, and our business may be materially and adversely affected as a result of any changes in the laws and regulations governing the VATS industry in mainland China.

The laws and regulations regarding value-added telecommunications services, or VATS, licenses in mainland China are still evolving, and their interpretation and enforcement involve uncertainties. Under the Telecom Regulations, telecommunications service providers are required to procure operating licenses prior to their commencement of operations. The Administrative Measures for Telecommunications Business Operating License, which took effect on April 10, 2009 and was amended on September 1, 2017, set forth the types of licenses required to provide telecommunications services in mainland China and the procedures and requirements for obtaining such licenses. See “Item 4. Information on the Company—B. Business Overview—Regulations—PRC Regulations—Regulations on Value-added Telecommunication Services.”

As of the date of this annual report, we have obtained the requisite VATS licenses which are material for our current IDC services in the PRC.

However, there can be no assurance that we will be able to maintain our existing licenses or permits necessary to provide our current IDC services in mainland China, renew any of them when their current term expires, or update existing licenses or obtain additional licenses necessary for our future business expansion. The failure to obtain, retain, renew or update any license or permit generally, and our IDC licenses in particular, could materially and adversely disrupt our business and future expansion plans.

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

We are a holding company, and we may rely principally on dividends and other distributions on equity paid by our WFOEs, which in turn relies on consulting and other fees paid to us by the VIEs, for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If our WFOEs incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us. In addition, the PRC tax authorities may require us to adjust our taxable income under the contractual arrangements our WFOEs currently have in place with the VIEs in a manner that would materially and adversely affect their ability to pay dividends and other distributions to us.

Under PRC laws and regulations, our WFOEs, as wholly foreign-owned enterprise in mainland China, may pay dividends only out of their accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, wholly foreign-owned enterprise, such as our WFOEs, is required to set aside at least 10% of its accumulated after-tax profits after making up the previous year’s accumulated losses each year, if any, to fund statutory reserve funds, until the aggregate amount of such fund reaches 50% of its registered capital. It may allocate a portion of its after-tax profits based on PRC accounting standards to discretionary reserve funds according to its shareholder’s decision. These statutory reserve funds and discretionary reserve funds are not distributable as cash dividends.

In addition, the EIT Law and its implementation rules provide that withholding tax rate of 10% will be applicable to dividends payable by mainland China companies to non-PRC-resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC-resident enterprises are incorporated.

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

Changes and developments in the PRC legal system and the interpretation and enforcement of PRC laws, rules and regulations may subject us to uncertainties.

We conduct a substantial portion of business operations in mainland China, and our mainland China subsidiaries and the VIEs are subject to laws, rules and regulations applicable to foreign investment in China. The PRC legal system is evolving rapidly, and the PRC governmental authorities may continue to promulgate new laws and regulations regulating our business. We cannot assure you that our business operations would not be deemed to violate any existing or future PRC laws or regulations, which in turn may limit or restrict us, and could materially and adversely affect our business and operations. In addition, rules and regulations in China can change quickly, therefore, our assertions and beliefs of the risks imposed by the Chinese legal and regulatory system cannot be certain.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since PRC judicial and administrative authorities have certain discretion in interpreting and implementing statutory provisions and contractual terms, it may be difficult to predict the outcome of a judicial or administrative proceeding. Furthermore, uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, could limit the legal protections available to you and us, significantly limit or completely hinder our ability to offer or continue to offer our ADSs, cause significant disruption to our and the consolidated VIEs’ business operations, and severely damage our and the consolidated VIEs’ reputation, which would materially and adversely affect our and the consolidated VIEs’ financial condition and results of operations and cause our ADSs to significantly decline in value or become worthless.

The approval of and filing with the CSRC or other requirements from the CSRC or other PRC government authorities may be required under PRC law in connection with our future financing activities, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing or other administrative procedures.

On July 6, 2021, the relevant PRC government authorities issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by mainland China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by mainland China-based overseas-listed companies.

On February 17, 2023, the CSRC promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Overseas Listing Trial Measures, and relevant five guidelines on the application of Regulatory Rules, which have taken effect from March 31, 2023, requiring Chinese domestic companies’ overseas equity offerings or listings be filed with the CSRC. The Overseas Listing Trial Measures clarify the scope of overseas offerings or listings by Chinese domestic companies which are subject to the filing and reporting requirements thereunder, and provide, among others, that Chinese domestic companies that have already directly or indirectly offered and listed securities in overseas markets prior to the effectiveness of the Overseas Listing Trial Measures shall fulfil their filing obligations and report relevant information to the CSRC within three working days after conducting a follow-on securities offering on the same overseas market, and follow the relevant reporting requirements within three working days upon the occurrence and public disclosure of any specified circumstances provided thereunder. As the Overseas Listing Trial Measures were newly issued, uncertainties still exist regarding their interpretation, implementation and enforcement. In connection with our future overseas offering or listing activities, we cannot assure that we can accomplish the required filings or other regulatory procedures in a timely manner, or at all.

In addition, we cannot assure you that any new rules or regulations promulgated in the future will not impose additional requirements on us. If it is determined in the future that approval or other procedures from the CSRC or other governmental authorities are required for our offshore equity or debt financing activities in the future, it is uncertain whether we can or how long it will take us to obtain such approval or complete such required procedures and any such approval or filing could be rescinded or rejected. Any failure to obtain or delay in obtaining relevant approval or completing relevant filing or other regulatory procedures for our offshore equity or debt financing activities in the future, or a rescission of any such approval or filing or other regulatory procedures if obtained by us, would subject us to penalties by the CSRC or other PRC governmental authorities. These governmental authorities may impose fines and penalties on our operations in mainland China, limit our ability to pay dividends outside of mainland China, limit our operating privileges in mainland China, delay or restrict the repatriation of the proceeds from our offshore equity or debt financing activities into mainland China or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our listed securities. The CSRC or other PRC governmental authorities also may take actions requiring us, or making it advisable for us, to halt our offshore equity or debt financing activities before settlement and delivery of the shares or notes offered. Consequently, if investors engage in market trading or other activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement and delivery may not occur. In addition, any uncertainties or negative publicity regarding such regulatory requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of our listed securities.

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

PRC regulations relating to offshore investment activities by PRC residents may limit our mainland China subsidiaries’ ability to increase their registered capital or distribute profits to us or otherwise expose us or our PRC resident beneficial owners to liability and penalties under PRC law.

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

If our direct or indirect shareholders who are PRC residents do not complete their registration with the local SAFE branches or qualified banks, our mainland China subsidiaries may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to us, and we may be restricted in our ability to contribute additional capital to our mainland China subsidiaries. Moreover, failure to comply with the SAFE registration described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions.

A number of our directors, officers and individual shareholders who indirectly hold shares in our Cayman Islands holding company and who are known to us as being PRC resident individuals, have completed the initial foreign exchange registrations in accordance with SAFE Circular 37 or SAFE Circular 75 then in effect. However, we may not be informed of the identities of all the PRC residents holding direct or indirect interest in our company, nor can we compel our beneficial owners to comply with the requirements of SAFE Circular 37 and other outbound investment related regulations. As a result, we cannot assure you that all of our shareholders or beneficial owners who are PRC residents have complied with, and will in the future make or obtain any applicable registrations or approvals required by, SAFE Circular 37 and other outbound investment related regulations. Failure by such shareholders or beneficial owners to comply with SAFE Circular 37 and other outbound investment related regulations, or failure by us to amend the foreign exchange registrations of our mainland China subsidiaries, could subject us or our shareholders to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our mainland China subsidiaries’ ability to make distributions or pay dividends to us or affect our ownership structure, which could adversely affect our business and prospects.

Failure to comply with PRC regulations regarding the registration requirements for employee share ownership plans or share option plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

Pursuant to the Notice on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, issued by SAFE in February 2012, employees, directors, supervisors and other senior management participating in any stock incentive plan of an overseas publicly listed company who are PRC citizens or who are non-PRC citizens residing in mainland China for a continuous period of not less than one year, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be a mainland China subsidiaries of such overseas listed company, and complete certain other procedures. We and our directors, executive officers and other employees who are PRC citizens or who reside in the PRC for a continuous period of not less than one year and who have been granted restricted shares, restricted share units or options will be subject to these regulations if those employees exercise such restricted shares, restricted share units or options. Separately, SAFE Circular 37 also requires certain registration procedures to be completed if those employees exercise restricted shares, restricted share units or options before listing. Failure to complete the SAFE registrations may subject them to fines and legal sanctions and may also limit our ability to contribute additional capital into our wholly foreign-owned subsidiaries in China and limit these subsidiaries’ ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors and employees under PRC law.

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

Companies operating in mainland China are required to participate in various government-mandated employee benefit contribution plans, including certain social insurance, housing funds and other welfare plans, open and register accounts for social insurance accounts and housing funds, and contribute in their own names to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of employees up to a maximum amount specified by the local government from time to time at locations where companies operate our businesses. The requirements of employee benefit contribution plans have not been implemented consistently by the local governments in China given the different levels of economic development in different geographical areas.

As of the date of this annual report, almost all of our mainland China subsidiaries opened and registered the accounts for social insurance and housing funds. However, in certain circumstances, some of the subsidiaries entrust third-party agencies to pay social insurance and housing provident fund for some of our employees. If we are deemed to have failed to make adequate employee benefit plan payments by the relevant PRC authorities, we may be required to make up the contributions for these welfare plans as well as late fees and fines. If we are subject to investigations or penalties related to non-compliance with labor laws, our business, financial condition and results of operations could be adversely affected.

The enforcement of the Labor Contract Law of the People’s Republic of China, or the PRC Labor Contract Law, and other labor-related regulations in the PRC may increase our labor costs, impose limitations on our labor practices and adversely affect our business and our results of operations.

On June 29, 2007, the Standing Committee of the National People’s Congress of China enacted the PRC Labor Contract Law, which became effective on January 1, 2008 and was amended on December 28, 2012. The PRC Labor Contract Law introduces specific provisions related to fixed-term employment contracts, part-time employment, probation, consultation with labor unions and employee assemblies, employment without a written contract, dismissal of employees, severance, and collective bargaining, which together represent enhanced enforcement of labor laws and regulations. According to the PRC Labor Contract Law, an employer is obliged to sign an unfixed-term labor contract with any employee who has worked for the employer for 10 consecutive years. Further, if an employee requests or agrees to renew a fixed-term labor contract that has already been entered into twice consecutively, the resulting contract must have an unfixed term, with certain exceptions. The employer must pay economic compensation to an employee where a labor contract is terminated or expires in accordance with the PRC Labor Contract Law, except for certain situations which are specifically regulated. In addition, the government has issued various labor-related regulations to further protect the rights of employees. According to such laws and regulations, employees are entitled to annual leave ranging from five to 15 days and are able to be compensated for any untaken annual leave days in the amount of three times their daily salary, subject to certain exceptions. Furthermore, the PRC Labor Contract Law also imposes stringent requirements on labor dispatch. For example, the number of dispatched contract workers that an employer hires may not exceed a certain percentage of its total number of employees to be decided by the Ministry of Human Resources and Social Security and the dispatched contract workers can only engage in temporary, auxiliary or substitute work. According to the Interim Provisions on Labor Dispatch promulgated by the Ministry of Human Resources and Social Security on January 24, 2014, which took effective on March 1, 2014, the number of dispatched contract workers hired by an employer shall not exceed 10% of the total number of its employees (including both directly hired employees and dispatched contract workers). The Interim Provisions on Labor Dispatch further requires the employer that is not in compliance with the above provisions to formulate a plan to reduce the number of its dispatched contract workers to below 10% of the total number of its employees within the specified time limit, and an employer is not permitted to hire any new dispatched contract worker until the number of its dispatched contract workers has been reduced to below 10% of the total number of its employees. As of the date of this annual report, certain of our mainland China subsidiaries have entered into labor dispatch and outsourcing arrangements with third parties and may hire dispatched contract workers under such arrangements from time to time, we may be required to reduce the number of such dispatched contract workers if it exceeds the limitation as required by applicable PRC laws. In the event that we decide to change our employment or labor practices, the PRC Labor Contract Law and other labor-related regulation may also limit our ability to effect those changes in a manner that we believe to be cost-effective. In addition, due to the uncertainties as to the interpretation and implementation of these laws and regulations, our employment practices may not be at all times deemed in compliance with the laws and regulations. If we are subject to severe penalties or incur significant liabilities in connection with labor disputes or investigations, our business and financial conditions may be adversely affected.

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

It may be difficult to effect service of process upon us, our directors or our executive officers that reside in mainland China or to enforce any judgments obtained from non-PRC courts or bring actions against them or us in China.

Certain of our directors and executive officers reside in mainland China. In addition, many of our assets and those of our directors and executive officers are located in mainland China. The PRC does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the United States, the United Kingdom, Japan and many other jurisdictions. As a result, it may not be possible for investors to serve process upon us or those persons in mainland China, or to enforce against us or them in China, any judgments obtained from non-PRC jurisdictions.

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

Due to jurisdictional limitations, matters of comity and various other factors, the ability of U.S. authorities to investigate and bring enforcement actions against companies may be limited in foreign jurisdictions, including mainland China. For example, in China, there are certain legal and other obstacles to obtaining information needed for shareholder investigations or litigation outside China or otherwise with respect to foreign entities. According to Article 177 of the PRC Securities Law, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of mainland China. In addition, on February 24, 2023, the CSRC and several other Chinese authorities promulgated the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies, which provide that where an overseas securities regulator and a competent overseas authority requests to inspect, investigate or collect evidence from a PRC domestic company concerning overseas offering and listing, or to inspect, investigate, or collect evidence from the PRC domestic securities companies and securities service providers that undertake relevant businesses for such PRC domestic companies, such inspection, investigation and evidence collection shall be conducted under a cross-border regulatory cooperation mechanism, and the CSRC or other competent Chinese authorities will provide necessary assistance pursuant to bilateral and multilateral cooperation mechanisms. The PRC domestic company, securities companies and securities service providers shall first obtain approval from the CSRC or other competent Chinese authorities before cooperating with the inspection and investigation by the overseas securities regulator or competent overseas authority, or providing documents and materials requested in such inspection and investigation. Accordingly, without the consent of the competent PRC securities regulators or other relevant authorities, no entity or individual may provide any documents and materials relating to securities business activities to foreign entities or government agencies. See also “— Risks Relating to Our ADSs— You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law” for risks associated with investing in us as a Cayman Islands company.

China’s M&A Rules and certain other PRC regulations establish required procedures for some acquisitions of or investment into mainland China companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in mainland China.

A number of PRC laws and regulations have established procedures and requirements that could make merger and acquisition and other forms of investment activities in mainland China by foreign investors more time consuming and complex. In addition to the PRC Anti-monopoly Law itself, these include the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, and the Rules of the Ministry of Commerce on Implementation of Security Review System of Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the Security Review Rules,

promulgated in 2011, and the Security Review Measures for Foreign Investments, or the New Security Review Measures, promulgated in December 2020 and taking effect in January 2021. These laws and regulations impose requirements in some instances that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. In addition, the PRC Anti-monopoly Law requires that the anti-monopoly authority be notified in advance of any concentration of undertaking if certain thresholds are triggered. The PRC Anti-monopoly Law, as most recently amended and effective on August 1, 2022, significantly raises the maximum fines for failure to file for merger control review. If business operators fail to comply with the mandatory filing requirement, the SAMR is empowered to terminate the transaction, require the disposal of relevant assets, shares or businesses within certain period, or take any other necessary measures to restore the pre-concentration status, and may also impose fines of up to 10% of the previous year’s turnover of the filing obligor if the concentration has or may have the effect of eliminating or restricting competition, or fines of up to RMB 5 million if the concentration does not have such effect. In addition, the amended PRC Anti-monopoly Law introduces a “stop-clock mechanism” which may prolong the merger control review process. The anti-monopoly authority may also require business operators to file for merger control review where concentration of undertakings fails to reach such filing threshold but there is evidence that the concentration has or may have the effect of eliminating or restricting competition. The Provisions of the State Council of the PRC on the Thresholds for Filing of Concentration of Undertakings (Revised Draft for Public Comments) issued by the SAMR on June 27, 2022 propose to significantly raise the filing thresholds with respect to revenue, but at the same time subjecting certain transactions that do not meet the revenue threshold to filing obligations. If adopted in current form, these provisions may subject transactions involving significant undertaking and between one party with large revenue and start-up enterprises to filing obligations. Substantial uncertainties exist with respect to the enactment timetable, final content, interpretation and implementation of such draft provisions. Moreover, the Security Review Rules specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the Ministry of Commerce, and prohibit any attempt to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. Furthermore, the New Security Review Measures provide that, a review working institution for foreign investment security review will be jointly established by the NDRC and the Ministry of Commerce, which will be responsible for organizing, coordinating and guiding the security review of foreign investments, and if a proposed foreign investment meets the conditions as stipulated in the New Security Review Measures, the foreign investor or the relevant domestic party engaged shall report such case to the review working institution and the proposed foreign investment shall not be conducted if the review working institution decides to prohibit such investment. Failure to make such report may subject such foreign investor to rectification within prescribed period, and will be recorded as negative credit information of such foreign investor in the relevant national credit information system, which would then subject such investors to joint punishment as provided by relevant rules. However, official guidance has not been issued by the designated office in charge of examination matters yet. There are still substantial uncertainties as to its interpretation and implementations in practice. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the relevant regulations to complete such transactions could be time consuming, and we may face substantial uncertainties as to whether we can complete any required approval processes. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

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

We may not be able to obtain certain benefits under the relevant tax treaty on dividends paid by our mainland China subsidiary to us through our Hong Kong subsidiary.

We are a holding company incorporated under the laws of the Cayman Islands and as such may rely principally on dividends and other distributions on equity from our mainland China subsidiary to satisfy part of our liquidity requirements. Pursuant to the PRC Enterprise Income Tax Law, a withholding tax rate of 10% currently applies to dividends paid by a PRC “resident enterprise” to a foreign enterprise investor, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for preferential tax treatment. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Prevention of Fiscal Evasion with Respect to Taxes on Income, or the Double Tax Avoidance Arrangement, such withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of a mainland China enterprise. However, the 5% withholding tax rate does not automatically apply and certain requirements must be satisfied, including without limitation that (a) the Hong Kong enterprise must be the beneficial owner of the relevant dividends; and (b) the Hong Kong enterprise must directly hold no less than 25% share ownership in the PRC enterprise during the 12 consecutive months preceding its receipt of the dividends. The SAT promulgated the Announcement of the State Administration of Taxation on Issues Concerning “Beneficial Owners” in Tax Treaties in February 2018, which became effective from April 2018 and stipulates that in determining whether a non-resident enterprise has the status as a beneficial owner, comprehensive analysis shall be conducted based on the factors listed therein and the actual circumstances of the specific case shall be taken into consideration. Specifically, it expressly excludes an agent or a designated payee from being considered as a "beneficial owner." Furthermore, the Announcement of the State Taxation Administration on Issuing the Measures for Non-resident Taxpayers' Enjoyment of Treaty Benefits, which became effective in January 2020, requires non-resident enterprises to determine whether they are qualified to enjoy the preferential tax treatment under the tax treaties and file relevant report and materials with the tax authorities.

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

Although we usually utilize chops to enter into contracts, the designated legal representatives of each of our WFOEs and the consolidated entities have the power to enter into contracts on behalf of such entities without chops and bind such entities. In order to maintain the physical security of our chops and the chops of our PRC entities, we generally store these items in secured locations accessible only by the authorized personnel of each of our WFOEs and the consolidated entities. Although we monitor such authorized personnel, there is no assurance such procedures will prevent all instances of abuse or negligence. Accordingly, if any of our authorized personnel misuse or misappropriate our corporate chops or seals, we could encounter difficulties in maintaining control over the relevant entities and experience significant disruption to our operations. If a designated legal representative obtains control of the chops in an effort to obtain control over any of our WFOEs or consolidated entities, we, our WFOEs or consolidated entities would need to pass a new shareholder or board resolution to designate a new legal representative and we would need to take legal actions to seek the return of the chops, apply for new chops with the relevant authorities, or otherwise seek legal redress for the violation of the representative’s fiduciary duties to us, which could involve significant time and resources and divert management attention away from our regular business. In addition, the affected entity may not be able to recover corporate assets that are sold or transferred out of our control in the event of such a misappropriation if a transferee relies on the apparent authority of the representative and acts in good faith.

Our ADSs may be delisted and our ADSs and shares prohibited from trading in the over-the-counter market under the Holding Foreign Companies Accountable Act, or the HFCAA, if the PCAOB is unable to inspect or fully investigate auditors located in mainland China. If the delisting happens there is no certainty that we will be able to list our ADS or shares on a non-U.S. exchange or that a market for our shares will develop outside of the U.S. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment and cause the value our ADSs to become worthless.

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

On June 22, 2021, the U.S. Senate passed a bill known as the Accelerating Holding Foreign Companies Accountable Act, to amend Section 104(i) of the Sarbanes-Oxley Act of 2002 (15 U.S.C. 7214(i)) to prohibit securities of any registrant from being listed on any of the U.S. securities exchanges or traded over-the-counter if the auditor of the registrant’s financial statements is not subject to PCAOB inspection for two consecutive years, instead of three consecutive years as currently enacted in the HFCAA. On February 4, 2022, the U.S. House of Representatives passed the America Competes Act of 2022 which includes the exact same amendments as the bill passed by the Senate. On December 29, 2022, the U.S. President signed the Consolidated Appropriations Act, 2023, which, among other things, amended the HFCAA to reduce the number of consecutive years an issuer can be identified as a Commission-Identified Issuer before the Commission must impose an initial trading prohibition on the issuer’s securities from three years to two years. In accordance with the amended HFCAA, our securities will be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States in 2023 if the PCAOB is unable to inspect or completely investigate our auditor and we are identified as a Commission-Identified Issuer for two consecutive years.

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, or the 2021 Determinations, and our auditor, Ernst & Young Hua Ming LLP, was subject to this determination. Therefore, we were identified as a “Commission-Identified Issuer” shortly after the filing of our annual report on Form 20-F in May 2022.

On August 26, 2022, the PCAOB signed a Statement of Protocol with the CSRC and Ministry of Finance, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. On December 15, 2022, the PCAOB determined that it was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and vacated the 2021 Determinations. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB will consider the need to issue a new determination. Notwithstanding the foregoing, in the event it is later determined that the PCAOB is unable to inspect or investigate completely our auditor because of a position taken by an authority in a foreign jurisdiction, then such lack of inspection could cause our securities to be delisted from the stock exchange.

Our auditor is an independent public accounting firm registered with the PCAOB and headquartered in mainland China. Our auditor is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Although the PCAOB vacated its 2021 Determinations, there is no assurance that the PCAOB will inspect and fully investigate registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor, in future years. The inability of the PCAOB to conduct inspections or investigations of our auditor could cause existing and potential investors in our securities to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

Whether the PCAOB will be able to conduct inspections of our auditor, including but not limited to inspection of the audit working papers related to us, in the future is subject to substantial uncertainty and depends on a number of factors out of our, and our auditor’s, control. We cannot assure you that, because our books and records are primarily located in mainland China, we will in the future be able to become an issuer that is not a Commission-Identified Issuer, in which event our ordinary shares and ADSs may not be tradable in any United States stock exchange or market and it may be necessary for us to list on a foreign exchange in order that our ordinary shares can be traded. If our ADSs are delisted from the U.S. Exchange and are prohibited from trading in the over-the-counter market in the U.S., there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the U.S. The prohibition of our ordinary shares and ADSs from trading in the United States would substantially impair your ability to sell or purchase the ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of the ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment and cause the value our ADSs to become worthless.

Risks Relating to Our ADSs

The trading price of our ADSs may be volatile, which could result in substantial losses to investors.

The trading price of our ADSs is likely to be volatile and could fluctuate widely due to factors beyond our control. Volatility in trading price can result from broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. The securities of some of these companies have experienced significant volatility since their public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of other Chinese companies’ securities after their offerings, including Internet and technology companies, may affect the attitudes of investors toward Chinese companies listed in the United States, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. In addition, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, which may have a material and adverse effect on the trading price of our ADSs.

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

As of March 31, 2023, the Bain Capital Entities beneficially own all of our issued Class B ordinary shares, representing 92.3% of the aggregate voting power of our total issued and outstanding share capital. See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.” We have removed Mr. Jing Ju as director of the Company, effective as of December 13, 2022. Pursuant to our fifth amended and restated memorandum and articles of association, upon Mr. Ju’s removal as a director following the occurrence of an Event of Default, all of the Company’s Class B ordinary shares held by Mr. Ju through Abiding Joy Limited have automatically been converted into the Company’s Class A ordinary shares. As a result, Mr. Ju’s aggregate voting power in the Company has decreased from approximately 8% prior to the conversion to 0.58% after the conversion. The Bain Capital Entities have considerable influence over matters requiring shareholder approval, such as electing directors and approving material mergers, acquisitions, or other business combination transactions. This concentration of voting power may discourage, delay, or prevent a change of control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover, or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any transfer of any Class B ordinary shares by a holder hereof to any person who is not any of BCPE Bridge Cayman, L.P., BCPE Stack Holdings, L.P. or their respective affiliates, such Class B ordinary Shares shall be automatically and immediately converted into an equal number of Class A ordinary Shares. In addition, pursuant to our fifth amended and restated memorandum and articles of association, all of the Class B ordinary shares held by two of the Bain Capital Entities (namely, BCPE Bridge Cayman, L.P. and BCPE Stack Holdings, L.P.) shall be automatically and immediately converted into an equal number of Class A ordinary shares on the earlier of (i) such date when the number of ordinary shares held by them and their affiliates (taken as a whole) falls below 10% of our aggregate number of ordinary shares then outstanding and (ii) October 2, 2025. The conversion of Class B ordinary shares to Class A ordinary shares will have the effect, over time, of increasing the relative voting power of those holders of Class B ordinary shares who retain their shares in the long term. Furthermore, we may not qualify for a “controlled company” as defined under the Nasdaq Stock Market Rules if the total voting power owned by the Bain Capital Entities falls below 50%. As a result, we may not be able to rely on certain exemptions from corporate governance requirements.

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

Pursuant to our fifth amended and restated articles of association, our board of directors has absolute discretion as to whether to declare dividends subject to the requirements of the Companies Act (As Revised) of the Cayman Islands, or the Companies Act. Our shareholders may also by ordinary resolution declare dividends, but no dividend shall exceed the amount recommended by our board of directors. Our fifth amended and restated articles of association provides that dividends may be declared and paid out of the profits of our company, realized or unrealized, or from any reserve set aside from profits which the directors determine is no longer needed. Dividends may also be declared and paid out of share premium account or any other fund or account which can be authorized for this purpose in accordance with the Companies Act. Under the Companies Act, no distribution or dividend may be paid unless, immediately following the date on which the distribution or dividend is proposed to be paid, the company shall be able to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, we receive from our WFOEs, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs. There is no guarantee that our ADSs will appreciate in value in the future or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in our ADSs.

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

We are an exempted company incorporated under the laws of the Cayman Islands. We conduct our operations outside the United States and substantially all of our assets are located outside the United States. In addition, certain of our directors and executive officers and the experts named in this annual report reside outside the United States, and many of their assets are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against them in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands, the PRC or other relevant jurisdiction may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

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

We are a “controlled company” as defined under the Nasdaq Rules because the Bain Capital Entities own more than 50% of our total voting power. For so long as we remain a controlled company under that definition, we are permitted to elect to rely on certain exemptions from corporate governance rules. We have chosen to rely on an exemption from the rule that a majority of our board of directors must be independent directors. In addition, our compensation committee or corporate governance and nominating committee is not composed entirely of independent directors. Accordingly, the compensation of our executive officers is not determined or recommended solely by independent directors, and our director nominees are not selected or recommended solely by independent directors. As a result of our status as a controlled company, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

If we are a passive foreign investment company for United States federal income tax purposes for any taxable year, United States Holders of our ADSs or ordinary shares could be subject to adverse United States federal income tax consequences.

We will be a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year if, applying applicable look-through rules, either (i) at least 75% of our gross income for such year is passive income or (ii) at least 50% of the value of our assets (generally determined based on an average of the quarterly values of the assets) during such year is attributable to assets that produce or are held for the production of passive income. Based on the value of our assets and the nature and composition of our income and assets, we do not believe we were a PFIC for United States federal income tax purposes for our taxable year ended December 31, 2022 and do not expect to be a PFIC in the foreseeable future, although there can be no assurances in this regard. A separate determination must be made after the close of each taxable year as to whether we were a PFIC for that year and involves extensive factual investigation, including ascertaining the fair market value of all of our assets on a quarterly basis and the character of each item of income that we earn. Moreover, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you that the United States Internal Revenue Service, or the IRS, will agree with any position that we take. Accordingly, there can be no assurance that we will not be treated as a PFIC for any taxable year or that the IRS will not take a position contrary to any position that we take.

Changes in the value of our assets and/or the nature or composition of our income or assets may cause us to be or become a PFIC for the current or subsequent taxable years. The determination of whether we will be a PFIC for any taxable year may also depend in part upon the value of our goodwill and other unbooked intangibles not reflected on our balance sheet (which may depend upon the market price of our ADSs or ordinary shares from time to time, which may be volatile) and also may be affected by how, and how quickly, we spend our liquid assets, including the cash generated from our operations and raised in any offering. In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our market capitalization. Among other matters, if our market capitalization declines, we may be more likely to be a PFIC because our liquid assets and cash (which are for this purpose considered assets that produce passive income) may then represent a greater percentage of the value of our overall assets. Further, while we believe our classification methodology and valuation approach are reasonable, it is possible that the IRS may challenge our classification or valuation of our goodwill and other unbooked intangibles, which may result in our being a PFIC for one or more taxable years.

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

ITEM 4. INFORMATION ON THE COMPANY

A.
History and Development of the Company

In 2015, our mainland China data center business was founded. Starting in July 2016, we started to construct proprietary next-generation hyperscale data centers in mainland China. In December 2017, Chindata (Xiamen) Science and Technology Co., Ltd., or Chindata Xiamen, was established as the holding company of our mainland China data center business by Mr. Jing Ju and Beijing Wangsu Science and Technology Co., Ltd., a subsidiary of Wangsu Science and Technology Co., Ltd., or Wangsu, a listed company on Shenzhen Stock Exchange in mainland China (SZSE: 300017).

In 2016, Bain Capital established Integral Investments South Asia III. In 2017 Integral Investments South Asia III established Bridge Data Centres, or Bridge, a data center company focusing on the India and Southeast Asia markets. Bain Capital controlled Bridge through BCPE Bridge Cayman, L.P., or BCPE Bridge.

In December 2018, we were incorporated by Bain Capital under our prior name, BCPE Bridge Stack Limited, as an exempted company under the laws of the Cayman Islands to acquire our mainland China business and combine it with the overseas operations of Bridge. We underwent a series of transactions to complete Bain Capital’s acquisition of our mainland China business and the combination with Bridge’s overseas operations.

In 2018, Bain Capital established BCPE Stack Holdings, L.P., or Stack Holdings, to hold our mainland China business. Stack Holdings owns 100% of the shares of Stack Midco Limited, which indirectly owns 100% of the equity interest in Suzhou Stack Data Technology Co., Ltd, or Suzhou Stack. Through Suzhou Stack, Stack Holdings indirectly owns 100% of the equity interest in Suzhou Sidake Data Science and Technology Co., Ltd., or Suzhou Sidake, the subsidiary of the WFOE. Suzhou Sidake entered into an equity transfer agreement dated December 31, 2018 with Wangsu and Mr. Ju to acquire all of the equity interest of Chindata Xiamen. On April 26, 2019, Suzhou Sidake completed the acquisition of all of the equity interest of Chindata Xiamen.

In 2019, we (i) acquired 100% equity interest in Stack Midco Limited from Stack Holdings, through which it controlled our mainland China business; (ii) acquired 100% equity interest in Integral Investments South Asia III from BCPE Bridge, through which it controlled the business of Bridge Data Centres in India and Southeast Asia; and (iii) issued shares to BCPE Bridge, Stack Holdings and the respective offshore shareholding entities of Mr. Ju, Mr. Liu and Ms. Xiao. On July 15, 2019, we completed the combination of Chindata’s mainland China business and the business of Bridge Data Centres.

In September 2019, we established BCPE Bridge Stack Holdco Limited as its intermediary holding company to hold the shares of Stack Midco Limited and Integral Investments South Asia III.

On April 23, 2020, we changed our name from BCPE Bridge Stack Limited to Chindata Group Holdings Limited.

Due to PRC regulations that limit foreign equity ownership of entities providing value-added telecommunications services, at 50%, and the inclusion of data center services within the scope of value-added telecommunications services, we conduct a substantial part of our operations in mainland China through contractual arrangements with Sitan (Beijing) Data Science and Technology Co., Ltd., or Sitan (Beijing) and Hebei Qinshu Information Science and Technology Co., Ltd., or Hebei Qinshu, which are the VIEs whose subsidiaries hold licenses required to operate our business in mainland China.

We gained control over Sitan (Beijing) through Suzhou Stack, our wholly-owned subsidiary in mainland China, by entering into a series of contractual arrangements with Sitan (Beijing) and its shareholders. In addition, we gained control over Hebei Qinshu through Hebei Stack Data Technology Investment Co., Ltd., or Hebei Stack, our wholly-owned subsidiary in mainland China, by entering into a series of contractual arrangements with Hebei Qinshu and its shareholders.

As a result of our direct ownership in Suzhou Stack and Hebei Stack and the aforementioned contractual arrangements and for accounting purpose only, we are regarded as the primary beneficiary of each of Sitan (Beijing) and Hebei Qinshu, and we treat them as our consolidated affiliated entities under U.S. GAAP. We have consolidated the financial results of the VIEs and their respective subsidiaries in our consolidated financial statements in accordance with U.S. GAAP. We refer to Suzhou Stack and Hebei Stack as our WFOEs, and to Sitan (Beijing) and Hebei Qinshu as the variable interest entities, or the VIEs, in this annual report.

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

On February 15, 2023, we completed the offering of US$300,000,000 in aggregate principal amount of senior notes due 2026 (the “Notes”). The Notes bear interest at a rate of 10.500% per annum and were issued at a price of 99.061% of the aggregate principal amount.

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

B.
Business Overview

We are the leading carrier-neutral hyperscale data center solution provider in Asia-Pacific emerging markets, focusing on the mainland China, India and Southeast Asia markets. Our data centers are highly integrated, specialized and mission-critical infrastructure used by our clients to analyze, manage and store their most important data, business systems and processes. We are a first mover in building next-generation hyperscale data centers in the markets we serve. Our client base includes leading technology companies such as ByteDance. Our clients benefit from our integrated platform to support and grow their business internationally. We operated eighteen hyperscale data centers and two wholesale data centers in mainland China, three hyperscale data centers in Malaysia, and one hyperscale data center in India, and were constructing six data centers in mainland China, and two data centers in Malaysia as of the date of December 31, 2022. In October 2022, we have delivered MY06-1of 19MW in Malaysia, which was completed in a record time of around 11 months.

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

Our next-generation hyperscale data centers are large, centralized, standardized and modular, capable of supporting a variety of IT infrastructure for leading technology companies. They also represent a new approach to designing and operating data centers to accommodate complex and high-volume data processing and analytics. Compared to traditional data centers, our next-generation hyperscale data centers provide many advantages and offer unique value propositions to clients. They are generally located on the outskirts of major cities with supply and cost advantages in land, power and other core elements to provide scalability and cost efficiency, as well as proximity advantages for low latency. As a result, our hyperscale data center solutions can achieve fast delivery, lower costs and better performance. Our successful track record demonstrates that our hyperscale data center solutions effectively fulfill the elastic and scaling demand of our clients. As of December 31, 2022, hyperscale data centers accounted for 98% of our 613 MW capacity in service.

Our clients choose us as a long-term partner because we provide them with excellent and cost-effective data center solutions that meet or exceed world-class standards. Our data centers in service and under construction are strategically located in and around tier 1 cities in mainland China, such as Beijing, Shanghai and Shenzhen. Specifically, our early site selection principle has given us first-mover advantages under the latest PRC national policies. Our site selection was carried out under the principle of “proximity to energy supply,” and in turn, the majority of our data centers in mainland China are located right in or around the Beijing-Tianjin-Hebei computing hub, which has been designated as one of the national computing hubs under the “East Data West Computing” policy. In APAC emerging markets, we have built a strong local execution team who are experienced in data center site selection and operation in various geographic areas. We also believe that our full-stack service capabilities in mainland China can benefit us in our expansion in South-East Asia markets. Our solutions help our clients grow their businesses quickly and sustainably. In particular, our clients have appreciated our energy integration capabilities and strong ESG initiatives which will benefit our clients and us in the long run. Our hyperscale data center clients typically sign with us contracts of five to ten years, offering us high business visibility and certainty.

We offer end-to-end project management and operations by leveraging our in-house planning, design, construction, and maintenance capabilities. Together with our strong research and development and design expertise and highly efficient supply chain management capabilities, we promptly respond to client needs to construct and operate high-quality and cost-efficient next-generation hyperscale data centers. As of December 31, 2022, we relied on our 423 approved and pending patents to rapidly design and construct modules meeting a variety of demand from clients. Our proprietary modular design solutions and the application of original design manufacturing, or ODM, through which we engage vendors to manufacture our licensed modules, provide us with a significant cost advantage. We have experienced rapid growth in recent years. We operated ten, thirteen and eighteen hyperscale data centers in mainland China as of December 31, 2020, 2021 and 2022, respectively, and one, one and three hyperscale data centers in Malaysia as of each such date, and zero, zero and one hyperscale data center in India as of each of such date. Our data center capacity in service reached 291 MW as of December 31, 2020, 440 MW as of December

31, 2021 and 613 MW as of December 31, 2022, 87%, 87% and 92% of which was contractually committed capacity, respectively. We had an additional 257 MW of capacity under construction as of December 31, 2022.

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
•
Infrastructure Facilities and Equipment. Built on our modular design principle, our hyperscale data centers in mainland China are highly flexible and scalable to address our clients’ evolving capacity and technical requirements. Our hyperscale data centers are equipped with customizable and energy efficient racks and cabinets for our clients’ servers and network equipment depending on our clients’ requirements. We have also implemented real-time intelligent building management systems to ensure the stable and reliable operation of our clients’ servers and network equipment. Our high-performance and precision cooling systems ensure that our clients’ equipment is strictly maintained at a controlled temperature and humidity. We also enforce a high standard of fire control through sensitive smoke detectors and environmentally-friendly gas-based or water mist fire suppression systems. Finally, we have implemented strong building monitoring and access control policies through on-site security personnel, building access systems and video surveillance systems.

•
Power. We provide our clients with integrated power services. Power costs may be included in the costs for our solutions, or we may charge our clients separately for actual power consumed. Leveraging our proprietary electrical architecture, we are able to operate with large power capacities at our hyperscale data centers and optimize power usage efficiency, enabling our clients to deploy their servers and network equipment more efficiently and reduce their operating costs. We are also dedicated to improving our power efficiency and lowering power costs by increasing the contribution of renewable energy in our power supply. We target to power all of our hyperscale data centers with 100% clean and renewable energy, and are the first data center operator headquartered in mainland China to set such a target, according to Greenpeace. See “ — Our Commitment to Sustainability” for a full description of our efforts and commitment to our planet.
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

Compared to traditional data centers, our hyperscale data centers are highly flexible, scalable and cost efficient in terms of land, power and network connectivity, in addition to having shorter delivery time. Historically, we have been able to deliver a data center with 36 MW of capacity in mainland China within six months of breaking ground at the site.

Our Data Centers

We design, build and operate hyperscale data centers in mainland China, Malaysia and India. In mainland China, we operated eighteen hyperscale data centers with capacity in service of 523 MW as of December 31, 2022. In Malaysia, we operated three hyperscale data centers in Kuala Lumpur and Johor with capacity in service of 55 MW as of December 31, 2022. In India, we operated one hyperscale data center in Navi Mumbai with capacity in service of 20 MW as of December 31, 2022. As of December 31, 2022, our hyperscale data centers accounted for 98% of our 613 MW capacity in service. In addition, we also operate two wholesale data centers with capacity in service of 16 MW in mainland China. Our next-generation hyperscale data centers are characterized by their centralization of resources, standardization of infrastructure development and modular design philosophy, achieving high performance, operating efficiency, scalability and cost effectiveness.

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
•
Modularity. Our hyperscale data centers in mainland China are built on pre-engineered, pre-fabricated and standardized modules. Our modular design philosophy is applied at different levels ranging from our components and server rooms to building shells and campuses, enabling quick construction and delivery. This approach also allows for gradual build-up of the infrastructure to match the demand of our clients, which greatly reduces capital expenditures and defers investment until as late as possible. Leveraging our strong design and research capabilities, we typically provide designs based on our patents to our ODMs and cooperate closely with them in the module research and manufacturing process for our projects in mainland China. Our pre-fabricated modules are built with precise specifications in a controlled factory environment which results in improved reliability and more predictable data center performance and allows simple and fast deployment. Built on our modular design principle, our hyperscale data centers in mainland China are highly customizable, flexible and scalable to address our clients’ evolving capacity and technical requirements.

We operated ten, thirteen and eighteen hyperscale data centers in mainland China as of December 31, 2020, 2021 and 2022, respectively, one, one and three hyperscale data centers in Malaysia as of each such date, and zero, zero and one hyperscale data center in India as of each of such date. Our data center capacity in service reached 291 MW as of December 31, 2020, 440 MW as of December 31, 2021 and 613 MW as of December 31, 2022, 87%, 87% and 92% of which was contractually committed capacity, respectively.

The following table sets forth details concerning our data centers in service as of December 31, 2022:

Data Center	Type	Leased/ Owned	IT Capacity in Service (MW)	Contracted IT Capacity (MW)	IoI IT Capacity (MW)	Utilized IT Capacity(MW)
Greater Beijing Area, mainland China
CN01	Hyperscale	Owned	36	36	—	36
CN02	Wholesale	Leased	11	5	—	5
CN03	Hyperscale	Owned	17	17	—	17
CN04	Hyperscale	Owned	28	27	—	27
CN05	Hyperscale	Owned	23	23	—	23
CN06	Hyperscale	Owned	30	30	—	26
CN07	Hyperscale	Owned	29	27	—	27
CN08	Hyperscale	Owned	51	51	—	50
CN09	Hyperscale	Owned	52	51	—	48
CN10	Hyperscale	Owned	3	3	—	3
CN11-A	Hyperscale	Owned	24	23	—	23
CN11-B	Hyperscale	Owned	24	23	—	23
CN11-C	Hyperscale	Owned	71	71	—	67
CN12	Hyperscale	Owned	6	5	—	5
CN13	Hyperscale	Leased	13	13	—	4
CN14	Hyperscale	Owned	18	18	—	18
CN15	Hyperscale	Owned	51	52	—	36
CN18	Hyperscale	Owned	30	30	—	28
Yangtze River Delta Area, mainland China
CE01	Hyperscale	Owned	17	10	—	10
Greater Bay Area, mainland China
CS01	Wholesale	Leased	5	4	—	4
Malaysia
MY0102	Hyperscale	Owned	20	17	—	13
MY03	Hyperscale	Owned	16	8	8	4
MY06-1	Hyperscale	Owned	19	—	19	19
India
BBY01	Hyperscale	Owned	20	20	—	12
Total			613	563	27	525

The following table sets forth details concerning our data centers under construction as of December 31, 2022:

Data Center	Type	Leased/ Owned	Designed IT Capacity (MW)	Contracted IT Capacity	IoI IT Capacity (MW)
Greater Beijing Area, mainland China
CN16	Hyperscale	Leased	14	—	14
CN17	Hyperscale	Leased	14	—	14
CN19	Hyperscale	Owned	26	11	—
CN20	Hyperscale	Owned	49	38	11
CN21	Hyperscale	Owned	50	—	38
Yangtze River Delta Area, mainland China
CE02	Hyperscale	Owned	20	—	—
Malaysia
MY06-2	Hyperscale	Owned	42	—	42
MY06-3	Hyperscale	Owned	43	—	43

Total			257	49	162

Land Resources Held for Future Development

We hold and have secured various land resources for future data center development. This includes land for which we have entered into memoranda of understanding or framework agreements with relevant local governments and land in mainland China for which we have completed the bidding process but have not yet commenced construction.

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

Design

Our in-house design team is responsible for the design and specifications of our hyperscale data centers. We conduct all design workflows in-house to ensure that each of our hyperscale data centers meets the preferences and requirements of our target clients. Our design principle is driven by modularity and standardization to achieve high scalability and cost efficiency in both construction and operation. We continually study new engineering technologies and industry trends to enhance our designs through repeated iterations. We have broken from the traditional black-white-gray industrial style in the data center industry and pioneered a new style that integrates aesthetics and technology into our building designs. For instance, our proprietary airflow design with thermal mezzanine guides heat sources effectively to reduce energy consumption while leaving our data hall visually pleasing. Our proprietary designs have utilized lower capital expenditures compared with our peers.

Our design team works on each project from the site selection and planning stage to ensure that our data centers are designed to meet the preferences and requirements of our target clients from the beginning. Our design team works closely with our research and development team to design and develop our proprietary data center modules and building designs and ensure that our technology strengths are fully integrated. As of December 31, 2022, we owned 423 approved and pending patents relating to data center designs and modules in mainland China. See “— Our Technologies and Research and Development” for a full description of our proprietary modular technologies.

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

Instead of engaging a general contractor for each project, we manage contractors directly and monitor the construction process ourselves, and we are highly involved in each work flow during the construction of our hyperscale data centers in mainland China. All of our key modules are prefabricated by our suppliers to unified specifications, allowing fast assembly. We believe that our direct supply chain management approach enables us to achieve high efficiency and cost effectiveness in data center construction. See “— Our Supply Chain Management” for a full description of our supply chain management approach.

After the building construction is completed, we work with our contractors and suppliers to install equipment in the buildings, including power, network, air conditioning and other critical equipment. Our team conducts strict testing before the delivery of our data centers to ensure that each facility is fully operational and satisfies the specifications set by our clients.

With our outstanding design and project management capabilities, we have greatly shortened our data center delivery time. Historically, we have been able to deliver a data center with 36 MW of capacity in mainland China within six months of breaking ground at the site.

Operation and Maintenance

Our operation and maintenance team is responsible for directing, coordinating and monitoring the daily operation of our data center facilities. The engineers in our operation and maintenance team are deployed on-site in our data centers and our group headquarters have a professional team of technical experts to provide backstage technical support for our on-site operation and maintenance team. To ensure that our services satisfy or exceed industry standards and the specifications set out in service level agreements with our clients, we have developed robust operating procedures, protocols and standards with respect to daily operations, maintenance, troubleshooting, backup and disaster recovery. Our self-developed operation and maintenance management platform, named Kunpeng, carries out 7x24 hours real-time monitoring, instructing and scheduling for all data centers in mainland China and overseas, providing real-time and efficient operation and maintenance services for our clients. Our operation and maintenance team can respond to clients’ requests and inquiries immediately. Our 24/365 readiness supports the high reliability and resiliency of our data center services. Leveraging our outstanding design and operation capabilities, we have achieved better energy efficiency compared with our peers.

We have been certified under ISO9001, ISO20000, ISO22301 and ISO27001 standards. We have also received the Tier IV Design certification, M&O certification and the Hybrid Resiliency Assessment certification from the Uptime Institute, an unbiased advisory organization focused on improving the performance, efficiency and reliability of data center infrastructure. We are the first data center solution provider in the world to receive the Hybrid Resiliency Assessment certification, which demonstrates our robust capability to provide infrastructure for hybrid elastic cloud computing. Our New Media Big Data Phase I campus has been awarded with the “Management and Operations Approved Site” certification by the Uptime Institute. In addition, we have received awards from Datacloud on global hyperscale innovation, and edge computing innovation award from Data Centre Dynamics. In 2021, we won a prize of “Best Environmental, Social, Governmental (ESG) Initiative” in the prestigious 17th Global Carrier Awards (GCA), becoming the first computing infrastructure company in Asia Pacific region to receive the honor. In addition, we participated in mainland China’s first nationwide green power transaction and completed a procurement of 100 million kilowatt-hours (kWh), being the largest purchaser of green electricity in the digital infrastructure industry. In 2021, our Taihang Mountain Energy and Information Technology Industrial Campus of the Pan-Beijing Area was awarded as “Leading Carbon Neutral Data Center,” the highest rating in the 2021 Data Center Carbon Neutrality Rating. In 2022, our hybrid evaporative cooling technology was awarded the first prize of datacenter science and technology achievement on China CDCC summit, and we won W.Media Awards - Innovation Award (Hyperscale Innovation) and “Data Center Design Innovation Award” at the annual Data Center Dynamics Global Awards for our cutting-edge and innovative technology application in the field of hyperscale data centers.

Our Technologies and Research and Development

We design, construct and operate our data centers to achieve optimized modularity, reduce costs and increase scalability and energy efficiency. Our technical teams jointly develop our proprietary data center modules and building designs. Our research and development team conducts fundamental research projects and also collaborates closely with our application design and operation teams to develop new technologies based on our daily operation or our clients’ needs. We continue to optimize our designs to keep abreast of technology developments and client demand based on the information and experience accumulated during the operation of our data centers.

Our teams also work closely with our ODMs to tailor and modify equipment to achieve better performance and satisfy clients’ specific configurations. For our projects in mainland China, we typically provide designs based on our patents to our ODMs and cooperate closely with them in the module research and manufacturing process. Our ODMs consist of leading international manufacturers in various fields. Our ODM approach allows us to provide high-quality customized modules and equipment with high research and development efficiency at lower costs.

In 2022, we released the “Panshi” modular data center architecture. By utilizing minimal power supply, ultimate cooling technology and intelligent monitoring measures, the “Panshi” achieves five major technical advantages of high energy efficiency, high computing power, high resilience, low carbon emission and high intelligence. With our “X-Power” minimal power supply system, “X-Cooling” ultimate cooling system and “X-Monitor” intelligent monitoring system, we have made great breakthroughs in powering, cooling and monitoring technologies for data centers.

As of December 31, 2022, we owned 423 approved and pending patents relating to data center building designs and modules in mainland China. We have developed three models of data center building designs and a full range of modules for power, cooling, server racks and cabinets, wiring and supporting structure.

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

Power Modules

We have designed a variety of pre-fabricated power modules consisting of multiple components, including generators, transformers, power distribution equipment, UPS and 240V high-voltage direct current (HVDC) systems. Our power modules increase power efficiency and reduce the complexity and time to deploy critical data center power, offering great flexibility for scaling data center power for expansion or incremental growth. These modules include low voltage power diesel power generator modules, low/medium voltage UPS integrated power modules, medium voltage power generator modules and HVDC power modules.

Cooling System Modules

Our cooling systems modules help us lower our PUE, simplify piping and wiring, save space and effectively shorten our design and construction cycle. We design our cooling system modules primarily based on natural cooling, supplemented by mechanical cooling only when necessary to achieve low-cost cooling and optimize water and power usage effectiveness. Our “X-Cooling” modules include the Indirect Evaporative Cooling AHUs, the Indirect-Direct Evaporative chiller, the Fan-Wall in-row, waterless cooling technology and Maglev phase-change cooling technology.

We have developed and designed an immersion liquid cooling solution to satisfy the heat flow of CPU/GPU chips with ultra-high density, and to reduce the power consumption used for cooling our data center server. Through such solution, various modules, such as servers, switches and power distribution units, are directly immersed in insulated liquid to beat the heat. The coolant heated by the data center servers submerged in the tank is pumped to the heat exchanger in the CDU through a low-power circulation pump, and sent back to the tank after coolant is cooled down by a large outdoor radiator. Compared with traditional cooling systems, our low-power liquid circulation system and completely natural cooling system replace the high energy-consuming mechanical cooling systems, and achieve the energy-saving operation mode of the data center and improve the efficiency of energy utilization.

Our evaporative cooling technology refers to obtaining the cooling capacity through the utilization of dry air, as well as the cold water or cold air is achieved through the exchange of the heat and moisture between water and dry air. The Indirect-Direct Evaporative chiller applied in Lingqiu with ultra-high density adopts both indirect and direct evaporative cooling technologies at the same time, therefore successfully lowering the water temperature by 4 to 6℃ compared with that from common cooling towers, which extends the time of natural cooling and maximize the use of the cooling capacity of the outdoor air. The fast delivery can be achieved by utilizing larger temperature difference between supply and return, adopting backwater design and reducing the power consumption of the pump, as well as adopting the modular design in addition.

The “X-Cooling” waterless cooling technology is a new air conditioning solution in response to water scarcity and the limitations of traditional cooling solutions in the water-consuming industry. “X-Cooling” waterless cooling technology is the leading zero water utilization air conditioning solution in the data center industry. This technology can fundamentally solve the dilemma of data center layout in water-scarce areas, especially for water-scarce areas in northern China, and it is a waterless alternative to the Indirect Evaporative Cooling AHUs. The innovation of waterless cooling technology will also become a new paradigm of green and low-carbon technology development path in the data center industry.

Heat Recovery Technology

Our bases in Huailai and Lingqiu both apply heat recovery technology, through which both bases are self-sufficient in winter heating. Our heat recovery technology is equipped with a water source heat pump unit, which recovers the heats that originally need to be dissipated through the cooling tower, and supply heats externally after raising the water temperature to 60℃. Our heat recovery technology saves the heating costs and reduces our cooling water system’s consumption of electricity and water, thereafter reducing the consumption of coal or natural gas energy, which really help achieve the mission of energy conservation and emission reduction.

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

Intellectual Property

We regard our patents, trademarks, copyrights, domain names, know-how, proprietary technologies and similar intellectual property as critical to our success. As of December 31, 2022, we owned 281 approved patents and 142 pending patents relating to data center designs and modules in mainland China. We typically provide designs based on our patents to our ODMs and cooperate closely with them to allow them to manufacture the modules used in our data centers. We also owned 49 registered trademarks in mainland China as of December 31, 2022. We also owned 40 registered copyrighted works in mainland China as of December 31, 2022, including software programs we developed relating to various aspects of our operations. We own a number of registered domain names in mainland China and overseas as of December 31, 2022, including www.chindatagroup.com.

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

We have a high-quality, diversified and committed client base, including leading technology companies such as ByteDance and Microsoft. Our clients benefit from our integrated platform to support and grow their business internationally. For example, Bytedance is our client in both mainland China and Malaysia. Microsoft is a client for our data center solutions in Malaysia.

Revenues from ByteDance accounted for 81.7%, 83.2% and 86.3% of our total revenues in 2020, 2021 and 2022. No other client accounted for 10% or more of our total revenues in 2020, 2021 or 2022. ByteDance typically signs with us service contracts of ten years.

Material Terms of ByteDance Hyperscale Data Center Agreements

We have signed agreements with ByteDance in China and Malaysia, pursuant to which we customize data centers for ByteDance and provide ByteDance with comprehensive technical services for hyperscale data centers. The original contract term of these agreements is typically ten years and the current contracts will expire between 2027 and 2033. Under the terms of our agreements with ByteDance in China, ByteDance pays us service fees. The agreements with ByteDance in China will generally automatically renew if neither party notifies the other in writing that it will not renew the agreements within 30 days before the expiration and the renewal period will be separately discussed and agreed between the parties. Under the terms of our agreements with ByteDance in Malaysia, ByteDance pays us colocation fees and other fees. The agreements with ByteDance in Malaysia will generally automatically renew. As of the date of this annual report, neither ByteDance nor we have early terminated any contracts.

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

In addition, we develop new clients such as Asian and international cloud service providers and leading technology companies. We believe that Asia cloud service providers can collaborate with us for their business expansion in mainland China and other Asia-Pacific emerging markets, while global cloud service providers may outsource data centers for their cloud computing business due to strong expansion in Asia. We also expect that leading technology companies in Asia will have a huge demand to outsource their data centers as their core businesses grow exponentially, while global technology companies seek reliable partners to help them penetrate Asia-Pacific emerging markets.

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

•
Hyperscale data center business model: We continue to see several major advantages in our hyperscale business model, characterized by full-stack solution, early energy-abundant region layout, high quality client profile, credible asset and long-term contract. Under this model, we are offering customized full-stack solution capabilities covering product design, technical solutions, development and construction, supply chain management, and operation and maintenance management, making us an efficient developer and operator of the IDC business. Secondly, our early site selection principle of “proximity to energy supply,” under the guidance of “to efficiently convert electric power to computing power,” has led to the majority of our data centers in mainland China located in self-built campus right in or around the Beijing-Tianjin-Hebei computing hub as designated under the “East Data West Computing” policy. Thirdly, we enjoy close customer relationships with digital leaders in the international or domestic markets. The healthy development of these clients, is in-turn, bringing us long-term, steady and sizable demand. Finally, we maintain a high asset ownership under such model. More than 93% of our data center assets are self-owned with solid asset valuations. Further to such credible asset portfolios, our contracts with clients are long-term based and most of the contracts’ term are ten years, providing a high degree of business certainty.
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
•
ESG strategy: We have operated our business in a green and energy-efficient manner and we will continue to do so. We own strong energy integration capabilities and we can offer comprehensive energy solutions that cover power generation, transmission and distribution. We are in possession of and are further developing our R&D capabilities in green power development, energy storage and energy efficiency, and we have maintained an average PUE of less than 1.3 for our data centers constantly. With the energy-abundant region layout as the cornerstone, we are in good position to further execute our “local generation local consumption” plan through partnership and to establish long-term green energy procurement arrangement with relevant parties.

Growth Plan

We will continue to leverage on our competitive advantages to execute our growth plan in the following manners.

•
Deepening Presence in Asia-Pacific Emerging Markets: On top of our existing 75 MW in-service capacity in Malaysia and India, we have another 85 MW capacity under construction in Malaysia by end of 2022. At the same time, we are also negotiating and evaluating a number of other potential projects in Asia-Pacific emerging markets.
•
Further Advancing Domestic Layout under “East Data West Computing” Policy: The rationale behind our domestic layout since our establishment is in line with the idea of the national policy “East Data West Computing.” We have sizable capacity in service in or around the key computing hubs in mainland China. Our first presence in Zhangjiakou city can be traced back to 2017. Over the last five years, we have established our computing infrastructure in Zhangjiakou to accommodate the demand in the Beijing-Tianjin-Hebei region. Zhangjiakou city is now the designated cluster in the Beijing-Tianjin-Hebei computing hub, where we have a total capacity of 324MW. We have also made an early presence in Datong city, Shanxi Province, where we own a total capacity of

308MW. These capacity and other reserve we own in these regions can be conveniently converted into more hyperscale data centers in the future to meet the growing demand from various customers, in particular our anchor customer.

We also initiated the site selection process for potential computing infrastructure development in western mainland China in as early as 2020. Since then, we have established healthy relationship with local government of Qingyang City, Gansu Province, which is now the designated cluster in the Gansu computing hub under the policy. On February 22, 2023, we attended the opening ceremony for the Qingyang cluster hosted by the Gansu municipal government and signed strategic cooperation agreement with the local government. We have planned a campus of 150MW to be developed in the next two to four years.

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

Under the growth plan, our dedicated commitment to all of our customers and stakeholders remain unchanged, which are to be the leading industry player in operational efficiency, project delivery, cost management, energy efficiency and emission reductions, and to deliver outstanding asset return. We have been delivering financial results that are beyond market expectations for ten consecutive quarters since our initial public offering in 2020. We expect such momentum in business and financials to continue in 2023, and we are highly confident in our future business and financial prospects.

Our Supply Chain Management

Our direct supply chain management approach in mainland China enables us to efficiently construct data centers without the need of a general contractor. Our in-house capabilities across a full spectrum of various functions enable us to manage and collaborate with contractors and suppliers closely and engage multiple work streams concurrently to significantly shorten our delivery time. We directly purchase components needed in our projects from our suppliers. We manage contractors and suppliers vertically and simultaneously to monitor quality, cost and speed, directly coordinating and supervising our contractors and suppliers in projects through stringent inspections and evaluations. We also maintain a master project schedule and set specific milestones for tasks completed by our contractors and suppliers to ensure each project progresses on schedule. In addition, we also closely monitor key cost-related indicators and control our costs dynamically during the construction process.

Our Commitment to Sustainability

We are highly committed to sustainability. We believe that our environment should not be compromised by the prosperity of our data-driven economy. We believe our achievements in sustainability could also drive client demand as an increasing number of enterprises search for solutions to achieve their green energy objectives and reduce their carbon footprint.

We continuously increase the contribution of renewable energy in our power supply. We target to power all of our data centers with 100% clean and renewable energy, and are the first data center operator headquartered in mainland China to set such a target according to Greenpeace.

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

In January 2020, in recognition of our efforts, Greenpeace ranked us the first on their renewable energy ranking of mainland China-based Internet companies and awarded us a full score in the category of renewable energy performance. In September 2021, we formally became a corporate member of the United Nations Global Compact, which is the world’s largest corporate sustainability initiative with more than 13,000 supportive institutional and corporate members from more than 170 countries. We also joined the RE100 initiative in September 2021, which is a global renewable energy initiative jointly launched by the Climate Group and the Carbon Disclosure Project’s Global Environmental Information Research Center (CDP Worldwide) to accelerate at scale the effort of reaching the zero carbon energy consumption goal. In February 2022, our Taihang Mountain datacenter in Shanxi province was selected as one of the national green and low carbon pilot projects by Ministry of Industry and Information Technology of the People’s Republic of China.

Recent Policy Update in Chinese Market

We believe that opportunity for hyperscale data centers in the APAC emerging markets remain profound. In the Chinese market, we expect the industry to continue its development at a healthy pace. According to the development plan for big data industry during the 14th five-year plan period published by Ministry of Industry and Information, or MIIT, in November 2021, China’s big data industry will exceed 3 trillion yuan by end of 2025, with a compound annual growth rate of around 25%. MIIT also published the 14th five-year plan for the development of information and communication industry, stating that the data center computing power will reach around 300 EFLOPS (equal to one quintillion floating-point operations a second) by end of 2025, compared with 90 EFLOPS by end of 2020, indicating a 27% compound annual growth rate. Other than those national policies that provides a quantitative sense of the development of the industry, the publish of the “East Data West Computing” policy also provides further details on the development and layout of data centers in mainland China and is expected to play a vital role in shaping the industry and market landscape. In February of 2022, China’s National Development and Reform Commission, or NDRC, among other government organs, approved kicking off the construction of eight national computing hubs and plans to build 10 national-data center clusters. Such is known as the “East Data West Computing” Policy. The eight national computing hubs will be built in the Beijing-Tianjin-Hebei region, the Yangtze River Delta, the Guangdong-Hong Kong-Macao Greater Bay Area, the Chengdu-Chongqing economic circle, North China's Inner Mongolia autonomous region, Southwest China's Guizhou province, Northwest China's Gansu province and Ningxia Hui autonomous region. As the backbone to China's computing network, the eight hubs will develop data-center clusters, carry out collaborative construction between data centers, cloud computing and big data, and bridge the gap between eastern and western regions in computing resources. Currently, most of China's data centers are distributed in eastern regions, and shortages of land and energy resources in these regions pose a threat to the sustained development of the data centers. In contrast, China's western regions are rich in resources, especially renewable energy, and have the potential to nurture the development of data centers and meet the needs of data computing in the eastern regions. The implementation of the project is conducive to promoting green development and utilizing green energy in the western regions, and continuously optimizing the energy efficiency of data centers. We think the goals of this policy are highly consistent with our own long-standing views on the nature of the data center business, which at the core is “to efficiently convert green electric power into computing power.” As the demand for data centers in the future shifts toward the computing hub as designated under this policy, the Company sees significant advantages offered by its existing deployment, namely Zhangjiakou campus, which is right in the Beijing-Tianjin-Hebei computing hub as designated by the policy, and Datong campus, which is enjoying extreme geographic proximity to the Beijing-Tianjin-Hebei computing hub, and our layout under planning in Qingyang city, Gansu Province, another cluster as designated in the policy. By end of 2022, we have a total capacity of 324 MW and 308 MW in our Zhangjiakou campus and Datong campus respectively. We believe our existing and to-be-developed capacity in these regions will further strengthen our industry leadership.

Insurance

We have insurance coverage in place up to a level which we consider to be reasonable and which covers the type of risks usually insured by companies on the same or similar types of business as ours. The major types of our insurance include property insurance, equipment insurance, construction project insurance and installation project insurance.

Regulations

This section sets forth a summary of the most significant rules and regulations that affect our business activities in mainland China, Malaysia and India.

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

Investment activities by foreign investors are principally governed by the special management measures for the entry of foreign investment (negative list) and the encouraged industry catalogue for foreign investment, which are promulgated and amended from time to time by the Ministry of Commerce, and the NDRC. Industries listed in the catalogues are divided into three categories: encouraged, restricted and prohibited. Industries not listed in the Catalogue are generally deemed as constituting a fourth “permitted” category. The current industry entry clearance requirements governing investment activities by foreign investors are set out in two categories, namely The Special Management Measures for the Entry of Foreign Investment (Negative List) (2021 version), or the 2021 Negative List, as promulgated on December 27, 2021 by the NDRC, and the Ministry of Commerce, and taking effect on January 1, 2022, and the Encouraged Industry Catalogue for Foreign Investment (2022 version), as promulgated by the NDRC and the Ministry of Commerce on October 26, 2022 and taking effect on January 1, 2023.

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

Pursuant to the Provisions on Administration of Foreign Invested Telecommunications Enterprises, which were most recently amended by the State Council on April 7, 2022 and took effect on May 1, 2022 and replaced the previous version afterwards, the 2021 Negative List, and other applicable PRC laws, regulations and rules, as for the telecommunications businesses open for foreign investment according to China’s WTO commitment, except as otherwise stipulated by the state, the equity interest of foreign investors in the value-added telecommunications enterprises shall not exceed 50%, and foreign investment in entities holding VATS licenses for internet data center services, content delivery network services, domestic internet protocol virtual private network services and internet access services, which are not open for foreign investment according to China’s WTO commitment, are generally prohibited, except that qualified telecommunication service providers incorporated in Hong Kong or Macau may hold up to 50% equity interest in such entities according to the Mainland and Hong Kong Closer Economic Partnership Agreement or the Mainland and Macao Closer Economic Partnership Agreement, respectively. In Particular, from May 1, 2022, the amended Provisions on Administration of Foreign Invested Telecommunications Enterprises cancelled the qualification requirement on the primary foreign investor in a foreign invested value-added telecommunications enterprise for having a good track record and operational experience in the value-added telecommunications industry as stipulated in the previous version.

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

On November 7, 2016, the Standing Committee of the National People’s Congress issued the Cybersecurity Law, which came into effect on June 1, 2017. The Cybersecurity Law provides that network operators must set up internal security management systems that meet the requirements of a classified protection system for cyber security, including appointing dedicated cyber security personnel, taking technical measures to prevent computer viruses, network attacks and intrusions, taking technical measures to monitor and record network operation status and cyber security incidents, and taking data security measures such as data classification, backups and encryption. The Cybersecurity Law also imposes a relatively vague but broad obligation to provide technical support and assistance to the public and state security authorities in connection with criminal investigations or for reasons of national security. The Cybersecurity Law also requires network operators that provide network access or domain name registration services, landline or mobile phone network access, or that provide users with information publication or instant messaging services, to require users to provide a real identity when they sign up. The Cybersecurity Law sets high requirements for the operational security of facilities deemed to be part of the PRC’s “critical information infrastructure.” These requirements include data localisation, i.e., storing personal information and important business data in the PRC, and national security review requirements for any network products or services that may impact national security. Among other factors, “critical information infrastructure” is defined as critical information infrastructure, that will, in the event of destruction, loss of function or data leak, result in serious damage to national security, the national economy and people’s livelihoods, or the public interest. Specific reference is made to key sectors such as public communication and information services, energy, transportation, water-resources, finance, public services and e-government. Furthermore, on September 12, 2022, the CAC released the Draft Amendment to the Cybersecurity Law, which increases the legal liability for violations under the current Cybersecurity Law, integrates and unifies the penalties for violation of network operation security protection obligations, violation of critical information infrastructure security protection obligations and violation of personal information protection obligations. Since the Amendment was released only for soliciting public comments at this stage, uncertainties exist with respect to the enactment timetable, final content, interpretation and implementation.

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

In the meantime, the PRC regulatory authorities have also enhanced the supervision and regulation on cross-border data transmission. For example, on July 7, 2022, the CAC promulgated the Measures for the Security Assessment of Cross-border Data Transfer, which came into effect on September 1, 2022. According to these measures, personal data processors will be subject to security assessment conducted by the CAC prior to any cross-border transfer of data if the transfer involves (i) important data; (ii) personal information transferred overseas by operators of critical information infrastructure or a data processor that has processed personal data of more than one million persons; (iii) personal information transferred overseas by a data processor who has already provided personal data of 100,000 persons or sensitive personal data of 10,000 persons overseas since January 1 of last year; or (iv) other circumstances as requested by the CAC. According to the official interpretation of the CAC, the Measures for the Security Assessment of Cross-border Data Transfer apply to (i) overseas transfer and storage by data processors of data generated during operations in mainland China, and (ii) access to or use of the data collected and generated by data processors and stored in mainland China by overseas institutions, organizations or individuals. Furthermore, any cross-border data transfer activities conducted in violation of the Measures for the Security Assessment of Cross-border Data Transfer before the effectiveness of these measures are required to be rectified by March 2023. As these measures took effect recently, uncertainties still exist with respect to the interpretation and implementation of these measures in practice and how they will affect our business operation.

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

On August 20, 2021, the Standing Committee of the National People’s Congress promulgated the Personal Information Protection Law, which took effect on November 1, 2021. Pursuant to the Personal Information Protection Law, “personal information” refers to any kind of information related to an identified or identifiable individual as electronically or otherwise recorded but excluding the anonymized information. The processing of personal information includes the collection, storage, use, processing, transmission, provision, disclosure and deletion of personal information. The Personal Information Protection Law applies to the processing of personal information of individuals within the territory of the mainland China, as well as personal information processing activities outside the territory of mainland China, for the purpose of providing products or services to natural persons located within mainland China, for analyzing or evaluating the behaviors of natural persons located within China, or for other circumstances as prescribed by laws and administrative regulations. A personal information processor may process the personal information of this individual only under the following circumstances: (i) where consent is obtained from the individual; (ii) where it is necessary for the execution or performance of a contract to which the individual is a party, or where it is necessary for carrying out human resource management pursuant to employment rules legally adopted or a collective contract legally concluded; (iii) where it is necessary for performing a statutory responsibility or statutory obligation; (iv) where it is necessary in response to a public health emergency, or for protecting the life, health or property safety of a natural person in the case of an emergency; (v) where the personal information is processed within a reasonable scope to carry out any news reporting, supervision by public opinions or any other activity for public interest purposes; (vi) where the personal information, which has already been disclosed by an individual or otherwise legally disclosed, is processed within a reasonable scope; or (vii) any other circumstance as provided by laws or administrative regulations. In principle, the consent of an individual must be obtained for the processing of his or her personal information, except under the circumstances of the aforementioned items (ii) to (vii). Where personal information is to be processed based on the consent of an individual, such consent shall be a voluntary and explicit indication of intent given by such individual on a fully informed basis. If laws or administrative regulations provide that the processing of personal information shall be subject to the separate consent or written consent of the individual concerned, such provisions shall prevail. In addition, the processing of the personal information of a minor under 14 years old must obtain the consent by a parent or a guardian of such minor and the personal information processors must adopt special rules for processing personal information of minors under 14 years old.

Furthermore, the Personal Information Protection Law stipulates the rules for cross-border transfer of personal information. Any cross-border transfer of personal information is subject to the condition that it is necessary to provide the personal information to a recipient outside the territory of mainland China due to any business need or any other need, as well as the satisfaction of at least one of the following conditions: (i) where a security assessment organised by the national cyberspace administration has been passed; (ii) where a certification of personal information protection has been passed from a professional institution in accordance with the provisions issued by the national cyberspace administration; (iii) where a standard contract formulated by the national cyberspace administration has been entered into with the overseas recipient; or (iv) any other condition prescribed by laws, administrative regulations or any other requirements by the national cyberspace administration. Critical information infrastructure operators and personal information processors who have processed personal information in an amount reaching a threshold prescribed by the national cyberspace administration, must store in the territory of mainland China the personal information collected or generated within the territory of mainland China. If it is necessary to provide such information to an overseas recipient, a security assessment organised by the national cyberspace administration must be passed.

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

The NDRC promulgated the Measures for the Energy Conservation Review on Fixed-Asset Investment Projects, which took effect on January 1, 2017. According to these measures, an entity shall obtain the energy conservation review opinion issued by the competent governmental authority before commencing the construction. Where a construction project is constructed or put into use without undergoing the energy conservation review procedure or failing to pass such review, the competent governmental authority may order the violator to suspend construction or stop using such construction, and reconstruct within a prescribed time limit. If the construction project cannot be reconstructed within the required time limit, the competent governmental authority may order to close such projects and investigate the liabilities of relevant persons. On March 28, 2023, the NDRC published the Revised Measures for the Energy Conservation Review of Fixed-Asset Investment Projects, or the Revised Measures for the Energy Conservation Review, which will take effect on June 1, 2023 and will replace the Measures for the Energy Conservation Review on Fixed-Asset Investment Projects currently in effect. The Revised Measures for the Energy Conservation Review reaffirms that, except for the construction projects not subject to separate energy conservation review as otherwise stipulated by laws, construction projects in mainland China are required to perform energy conservation review procedures. The Revised Measures for the Energy Conservation Review also require the construction entities to further provide in the energy conservation report the information including, among others, the consumption of fossil energy, renewable energy, raw material energy. Where a construction project is constructed or put into use without undergoing the energy conservation review procedure or without passing such review, the competent governmental authority may order the violator to suspend construction or stop using such construction, rectify within the prescribed time limit, circulate a notice of criticism to the violator, and impose a fine of not more than RMB100,000 depending on the circumstances. If the construction project cannot be reconstructed within the required time limit, the competent governmental authority may order to close such projects and investigate the liabilities of relevant persons. In addition, local governmental authorities may also formulate detailed regulations on the energy conservation review on fixed-asset investment projects from time to time. For example, the Energy Administration of Guangdong Province published the Circular on Seriously Investigating and Punishing Illegal and Irregular Energy-using Activities on June 17, 2021 and the Development and Reform Commission of Beijing Municipality published the Notice on Further Strengthening the Regulations on Energy Conservation Monitoring of Data Center Projects on July 22, 2021. These circulars reiterate that if an entity commence the project construction or put such construction into use without undergoing the energy conservation review procedure or failing to pass such review, the competent authority may order the violator to cease construction or stop using such construction, and to reconstruct within a prescribed time limit, failure of which may cause closure of the constructions or other penalties in accordance with laws.

The MIIT published a Notice on Carrying out Supervision of Industrial Energy Conservation for The Year 2022 on July 28, 2022 and the Supervision Measures for Industrial Energy Conservation on December 22, 2022, which became effective on February 1, 2023. According to such regulations, the department for industrial energy conservation supervision supervises and inspects the implementation of the laws and regulations regarding the energy conservation related matters regarding data centers and penalties may be imposed in case of any failure to comply with these laws and regulations. Local authorities have also imposed various requirements as to the supervision of energy conservation. For example, the Beijing Municipal Commission of Urban Management issued a Notice on Carrying out Energy Conservation Supervision in Beijing for The Year 2022 on April 2, 2022, pursuant to which supervision of the energy conservation related matters will be carried out for fixed assets investment projects which have obtained the energy conservation review since 2020.

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

Value-added Tax

The Provisional Regulations on Value-added Tax were promulgated by the State Council in 1993 and came into effect in 1994 which were last amended in 2017. The Detailed Rules for the Implementation of the Provisional Regulations on Value-added Tax (Revised in 2011) was promulgated by the Ministry of Finance on December 25, 1993 and last amended in 2011. On November 19, 2017, the State Council promulgated The Decisions on Abolishing the Provisional Regulations on Business Tax and Amending the Provisional Regulations on Value-added Tax, or Order 691. According to the Provisional Regulations on Value-added Tax and Order 691, all enterprises and individuals engaged in the sale of goods, the provision of processing, repair and replacement services, sales of services, intangible assets, real property and the importation of goods within the territory of the PRC are the taxpayers of value-added tax. The value-added tax rates generally applicable are simplified as 17%, 11%, 6% and 0%, and the value-added tax rate applicable to the small-scale taxpayers is 3%. The Notice of the Ministry of Finance and the State Administration of Taxation on Adjusting Value-added Tax Rates, or the Notice, was promulgated on April 4, 2018 and came into effect on May 1, 2018. According to the Notice, the value-added tax rate of 17% and 11% are changed into 16% and 10%, respectively. On March 20, 2019, the Ministry of Finance, State Taxation Administration and General Administration of Customs jointly promulgated the Relevant Policies Notice on Deepening Reform of Value-added Tax, or the Notice 39, which became effective on April 1, 2019. The Notice 39 further changes the value-added tax rate of 16% and 10% into 13% and 9%. Furthermore, on December 30, 2022, the NPC released the draft version of the Value Added Tax Law of the People’s Republic of China, or the Draft VAT Law. If passed, the Draft VAT Law will consolidate China’s current VAT regulations into one overarching piece of legislation. The Draft VAT Law was released only for soliciting public comments at this stage and thus substantial uncertainties exist with respect to the enactment timetable, final content, interpretation and implementation.

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

Social Insurance and Housing Fund

As required under the Regulation of Insurance for Labor Injury implemented on January 1, 2004 and amended in 2010, the Provisional Measures for Maternity Insurance of Employees of Corporations implemented on January 1, 1995, the Decisions on the Establishment of a Unified Program for Old-Aged Pension Insurance of the State Council issued on July 16, 1997, the Decisions on the Establishment of the Medical Insurance Program for Urban Workers of the State Council promulgated on December 14, 1998, the Unemployment Insurance Measures promulgated on January 22, 1999 and the Social Insurance Law implemented on July 1, 2011 and amended in 2018, employers are required to provide their employees in mainland China with welfare benefits covering pension insurance, unemployment insurance, maternity insurance, labor injury insurance and medical insurance.

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

Employee Stock Incentive Plan

Pursuant to the Notice of Issues Related to the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Listed Company, or Circular 7, which was issued by the State Administration of Foreign Exchange, or SAFE on

February 15, 2012, employees, directors, supervisors, and other senior management who participate in any stock incentive plan of an publicly-listed overseas company and who are PRC citizens or non-PRC citizens residing in China for a continuous period of no less than one year, subject to a few exceptions, are required to register with SAFE through a qualified domestic agent, which may be a mainland China subsidiary of such overseas listed company, and complete certain other procedures.

In addition, the State Administration of Taxation has issued certain circulars concerning employee stock options and restricted shares. Under these circulars, employees working in mainland China who exercise stock options or are granted restricted shares will be subject to PRC individual income tax. The mainland China subsidiaries of an overseas listed company are required to file documents related to employee stock options and restricted shares with relevant tax authorities and to withhold individual income taxes of employees who exercise their stock option or purchase restricted shares. If the employees fail to pay or the mainland China subsidiaries fail to withhold income tax in accordance with relevant laws and regulations, the mainland China subsidiaries may face sanctions imposed by the tax authorities or other PRC governmental authorities.

Regulations on Foreign Exchange and Offshore Investment

Under the Foreign Currency Administration Rules promulgated on January 29, 1996 and most recently amended in 2008 and various regulations issued by SAFE and other relevant PRC government authorities, Renminbi is convertible into other currencies for current account items, such as trade-related receipts and payments and payment of interest and dividends. The conversion of Renminbi into other currencies and remittance of the converted foreign currency outside mainland China for of capital account items, such as direct equity investments, loans and repatriation of investment, requires the prior approval from SAFE or its local office.

Payments for transactions that take place within mainland China must be made in Renminbi. Mainland China companies may repatriate foreign currency payments received from abroad, provided that the repatriation of such payments is approved and complies with the procedures required by the relevant foreign exchange authorities and regulations. Foreign exchange proceeds under the current accounts may be either retained or sold to a financial institution engaged in settlement and sale of foreign exchange pursuant to relevant SAFE rules and regulations. For foreign exchange proceeds under the capital accounts, the company may convert such foreign exchange into Renminbi at its discretion.

Under the Circular of SAFE on Issues Concerning the Foreign Exchange Administration over the Overseas Investment and Financing and Round-trip Investment by Domestic Residents via Special Purpose Vehicles, or SAFE Circular 37, issued by SAFE and effective on July 4, 2014, mainland China residents are required to register with the local SAFE branch prior to the establishment or control of an offshore special purpose vehicle, or SPV, which is defined as offshore enterprises directly established or indirectly controlled by mainland China residents for offshore equity financing of the enterprise assets or interests they hold in China. An amendment to registration or subsequent filing with the local SAFE branch by such mainland China resident is also required if there is any change in basic information of the offshore company or any material change with respect to the capital of the offshore company. At the same time, SAFE has issued the Operation Guidance for the Issues Concerning Foreign Exchange Administration over Round-trip Investment regarding the procedures for SAFE registration under SAFE Circular 37, which became effective on July 4, 2014 as an attachment of SAFE Circular 37.

Under the relevant rules, failure to comply with the registration procedures set forth in SAFE Circular 37 may result in restrictions on the foreign exchange activities of the relevant onshore company, including the payment of dividends and other distributions to its offshore parent or affiliates, and may also subject relevant mainland China residents to penalties under PRC foreign exchange administration regulations.

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

Regulation on Foreign Debts

A loan made by a foreign entity to an entity in mainland China is considered to be a foreign debt in China and is regulated by various laws and regulations, including the Regulation of the People’s Republic of China on Foreign Exchange Administration, the Interim Provisions on the Management of Foreign Debts, and the Administrative Measures for Registration of Foreign Debts. Under these rules and regulations, foreign debts must be registered with and recorded by SAFE or its local branches within 15 business days after entering into the foreign debt contract before the principal of debts can be remitted into the onshore foreign debt bank account. Pursuant to these rules and regulations, measured with the traditional approach before PBOC Circular 9 (as defined hereunder), the maximum amount of the aggregate of (i) the outstanding balance of foreign debts with a term not longer than one year, or the short-term foreign debt balance, and (ii) the accumulated amount of foreign debts with a term longer than one year, or the medium and long-term foreign debt amount, of an FIE shall not exceed the difference between its registered total investment and its registered capital, or Total Investment and Registered Capital Balance; in particular, for the foreign debt scale of foreign-funded investment companies, if the registered capital is not less than US$30 million but less than US$100 million, the sum of the short-term foreign debt balance and the medium and long-term foreign debt amount shall not exceed 4 times of the paid-in capital; if the registered capital is not less than US$100 million, the sum of the short-term foreign debt balance and the medium and long-term foreign debt amount shall not exceed 6 times of the paid-in capital.

On January 12, 2017, the PBOC promulgated the Notice of the People’s Bank of China on Matters concerning the Macro-Prudential Management of Full-Covered Cross-Border Financing, or PBOC Circular 9, which sets forth an upper limit for mainland China entities, including FIEs and domestic enterprises, regarding their foreign debts. Pursuant to PBOC Circular 9, the outstanding cross-border financing of an enterprise (the outstanding balance drawn) shall not exceed 200% of its net assets. In March 2020, the PBOC and SAFE issued the Notice on Adjustments to Comprehensive Macro-prudential Regulation Parameters for Cross-border Financing, further increasing outstanding cross-border financing for enterprises to 250% of its net assets, or Net Asset Limit. FIEs can choose to calculate their maximum amount of foreign debts based on either (i) the Total Investment and Registered Capital Balance, or (ii) the Net Asset Limits. In addition, a foreign debt with a term longer than one year must be filed with the NDRC before the debt issuance, and the issuer shall submit the foreign debt information to the NDRC within 10 business days from completion of each debt issuance according to the Circular on Promoting the Reform of Filing and Registration Administrative Regime for the Foreign Debt Issuance by the NDRC. According to the Notice on Adjustments to the Macro-prudential Adjustment Parameter for Cross-border Financing of Companies promulgated by the PBOC and SAFE, which took effect on January 7, 2021, the PBOC and the SAFE decide to lower the macro-prudential adjustment parameter for cross-border financing of companies to 1 from 1.25.

Regulations on Dividend Distribution

The principal laws and regulations regulating the dividend distribution of dividends by foreign-invested enterprises include the Company Law, as last amended in 2018, and the Foreign Investment Law, which came into effect on January 1, 2020. Under the current regulatory regime, foreign-invested enterprises may pay dividends only out of their retained earnings, if any, determined in accordance with PRC accounting standards and regulations. A mainland China company is required to set aside as statutory reserve funds at least 10% of its after-tax profit, until the cumulative amount of such reserve funds reaches 50% of its registered capital unless laws regarding foreign investment provide otherwise. A mainland China company shall not distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.

M&A Rules and Overseas Listing

On August 8, 2006, six PRC governmental and regulatory agencies, including the Ministry of Commerce and the China Securities Regulatory Commission, or the CSRC, promulgated the Rules on Acquisition of Domestic Enterprises by Foreign Investors, or the M&A Rules, governing the mergers and acquisitions of domestic enterprises by foreign investors and was amended on June 22, 2009. The M&A

Rules, among other things, requires that if an overseas company established or controlled by mainland China companies or individuals, or PRC Citizens, intends to acquire equity interests or assets of any other mainland China domestic company affiliated with the PRC Citizens, such acquisition must be submitted to the Ministry of Commerce for approval. The M&A Rules also requires that an offshore SPV formed for overseas listing purposes and controlled directly or indirectly by the PRC Citizens shall obtain the approval of the CSRC prior to overseas listing and trading of such SPV’s securities on an overseas stock exchange.

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

On February 17, 2023, the CSRC promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Overseas Listing Trial Measures, and relevant five guidelines on the application of these measures, which have taken effect from March 31, 2023, requiring Chinese domestic companies’ overseas securities offerings or listings be filed with the CSRC. The Overseas Listing Trial Measures clarify the scope of overseas offerings or listings by Chinese domestic companies which are subject to the filing and reporting requirements thereunder, and provide, among others, that Chinese domestic companies that have already directly or indirectly offered and listed securities in overseas markets prior to the effectiveness of the Overseas Listing Trial Measures shall fulfil their filing obligations and report relevant information to the CSRC within three working days after conducting a follow-on securities offering on the same overseas market, and follow the relevant reporting requirements within three working days upon the occurrence and public disclosure of any specified circumstances provided thereunder, including (i) change of control; (ii) investigations or sanctions imposed by overseas securities regulatory agencies or other relevant competent authorities; (iii) change of listing status or transfer of listing segment; (iv) voluntary or mandatory delisting. In addition, where the main business of an issuer undergoes material change after overseas offering and listing, and is therefore beyond the scope of business stated in the filing documents, such issuer shall follow the relevant reporting requirements within three working days after occurrence of the changes. For violations of these provisions or measures, the competent Chinese authorities may impose administrative regulatory measures, such as orders for correction, warnings, fines, and may pursue legal liability in accordance with law.

Furthermore, on February 24, 2023, the CSRC, together with certain other PRC governmental authorities, promulgated the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies, or the Revised Confidentiality and Archives Administration Provisions, which have taken into effect on March 31, 2023. According to the Revised Confidentiality and Archives Administration Provisions, Chinese companies that directly or indirectly conduct overseas offerings and listings, shall strictly abide by the relevant laws and regulations on confidentiality when providing or publicly disclosing, either directly or through their overseas listed entities, documents and materials to securities services providers such as securities companies and accounting firms or overseas regulators in the process of their overseas offering and listing. In the event such documents or materials contain state secrets or working secrets of government agencies, the Chinese companies shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level with the approving authority; in the event that such documents or materials, if divulged, will jeopardize national security or public interest, the Chinese companies shall strictly fulfill relevant procedures stipulated by applicable national regulations. The Chinese companies shall also provide a written statement of the specific state secrets and sensitive information provided when providing documents and materials to securities companies and securities service providers, and the securities companies and securities service providers shall properly retain such written statements for inspection. According to the Revised Confidentiality and Archives Administration Provisions, where overseas securities regulators or relevant competent authorities request to inspect, investigate or collect evidence from Chinese domestic companies concerning their overseas offering and listing or their securities firms and securities service providers that undertake securities business for such Chinese domestic companies, such inspection, investigation and evidence collection must be conducted under the cross-border regulatory cooperation mechanism, and the CSRC or competent authorities of the Chinese government will provide necessary assistance pursuant to bilateral and multilateral cooperation mechanism.

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

Regulations on Operations and Facilities

Street, Drainage and Building Act 1974

The Street, Drainage and Building Act 1974, or the Street, Drainage and Building Act, requires a principal submitting person to issue a certificate of completion and compliance in accordance with the time, manner and procedure for the issuance of the certificate of completion and compliance as prescribed under the Street, Drainage and Building Act or the by-laws made thereunder. Any person who occupies or permits to be occupied any building or any part thereof without such certificate, shall be liable on conviction to a fine of up to MYR250,000 (US$56,816) and/or to imprisonment for a term of up to ten years.

Fire Services Act 1988

The Fire Services Act 1988, or the Fire Services Act, provides, among others, for the protection of persons and property from fire risks or emergencies. Under the Fire Services Act, every designated premises under the Fire Services (Designated Premises) Order 1998 shall require a fire certificate issued by the Director General of Fire and Rescue. The fire certificate is renewable annually. Where there is no fire certificate in force in respect of any designated premises, the owner of the premises shall be liable on conviction to a fine of up to MYR50,000 (US$11,363) and/or to imprisonment for a term of up to five years.

Occupational Safety and Health Act 1994

Pursuant to the Occupational Safety and Health Act 1994, or the OSHA, which is administered by the Department of Occupational Safety and Health, employers have a duty to ensure, so far as is practicable, the safety, health, and welfare at work of their employees.

The OSHA also requires, among others, an employer to: (i) formulate safety and health policy; and (ii) notify the nearest occupational safety and health office of any accident, dangerous occurrence, occupational poisoning or occupational disease which has occurred or is likely to occur at the place of work. Depending on the offenses, an employer who fails to comply with a provision under the Occupational Safety and Health Act may be punishable with a maximum fine of up to MYR50,000 (US$11,363) and/or imprisonment for a maximum term of up to five years. For certain offenses, the employer may even be liable to a further fine for each day during which the offense continues after the conviction.

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

Depending on the offenses, non-compliance with a provision under Environmental Quality Act may be punishable with a maximum fine of up to MYR500,000 (US$113,631) and/or imprisonment for a maximum term of up to five years. For certain offenses, the offender may be liable to a further fine for each day during which the offense continues after the conviction.

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

Depending on the offences, non-compliance with a provision under the ESA may be punishable with a maximum fine of up to MYR5,000,000 (US$1,136,312) and/or imprisonment for a maximum term of up to ten years. For certain offences, the offender may be liable to a further fine for each day during which the offence continues after the conviction.

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

Depending on the offences, non-compliance with a provision under the CSA may be punishable with a maximum fine of up to MYR5,000,000 (US$1,136,312) and/or imprisonment for a maximum term of up to five years.

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

Depending on the offences, non-compliance with a provision under the FMA may be punishable with a maximum fine of up to MYR250,000 (US$56,816) and/or imprisonment for a maximum term of up to five years. For certain offences, the offender may be liable to a further fine for each day during which the offence continues after the conviction.

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

Copyright Act 1987

Copyright protection in Malaysia is accorded by the Copyright Act 1987. Literary works, musical works, artistic works, films, sound recordings and broadcasts are eligible for copyright protection. Under the Copyright Act 1987, the definition of “literary work” includes computer programs. The copyright in a literary work subsists during the life of the author and continues to subsist until the expiry of a period of 50 years after the author’s death. If a literary work had not been published before the death of the author, copyright which subsists in such work continues to subsist for 50 years computed from the beginning of the calendar year next following the year in which the work was first published.

Regulations on Employment

Employment Act 1955

The Employment Act 1955, or the Employment Act, is the principal legislation that governs the employer-employee relations in Peninsular Malaysia. The Employment Act regulates contracts of service, payment of wages, employment of women, maternity protection, paternity leave, prohibition of forced labour, discrimination complaints, rest days, minimum annual and sick leave and maximum hours of work as well as termination, lay-off and retirement benefits.

Essentially, any person who has entered into a contract of service falls within the protection of the Employment Act 1955 save that for persons who fall within the following categories, they are entitled to overtime benefits and termination and lay-off benefits:

- a person whose wages do not exceed MYR4,000 (US$909) per month; or

- a person who irrespective of the amount of wages he earns, has entered into a contract of service with an employer of which he is engaged in, amongst others, (i) manual labour, (ii) the operation or maintenance of any mechanically propelled vehicle operated for the transport of passengers or goods or for reward or for commercial purposes, and (iii) the supervision or oversight of other employees engaged in manual labor.

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

Employment (Restriction) Act 1968

The Employment (Restriction) Act 1968, or the Employment (Restriction) Act, provides for the restriction of employment in certain business activities in Malaysia of persons who are not citizens and the registration of such persons and for matters connected therewith. The Employment (Restriction) Act prohibits a person from employing a non-citizen of Malaysia unless there has been issued in respect of that person a valid employment permit. By the Employment (Restriction) (Exemption) Order 1992, persons not being citizens who are permanently resident in Malaysia whether or not issued with red bordered identity cards under regulation 5(3) (b) of the National Registration Regulations 1990, are exempted from the provisions of the Act.

Employees Provident Fund Act 1991

The Employees Provident Fund Act 1991, or the Employees Provident Fund Act, provides for the law relating to a scheme of savings for employees’ retirement. Under the Employees Provident Fund Act, both employers and employees shall pay monthly contributions based on the amount of wages received by the employee at the rate set out in the Employees Provident Fund Act. Any person being an employer who fails to pay any contributions which he is liable under the Employees Provident Fund Act to pay in respect of or on behalf of any employee in respect of any month shall be guilty of an offense and shall, on conviction, be liable to a fine of up to MYR10,000 (US$1,450) and/or to imprisonment for a term of up to three years. Where any contributions remain unpaid by a company, the directors of that company (including the directors during the period the contributions were liable to be paid), shall together with the company be jointly and severally liable for payment of the contributions.

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

All employees in the industries to which the Employment Insurance System Act applies shall be registered and insured by the employers. Under the Employment Insurance System Act, both employers and employees are required to contribute to the employment insurance system. An insured person who considers that he has lost his employment shall submit an application to claim for benefits to SOCSO within 60 days from the date he considers that he has lost his employment. After SOCSO determines the insured person has lost his employment and the contributions qualifying conditions are fulfilled (the fulfillment of which depends on the number of past claims and contributions made preceding to the loss of employment) in respect of a claim for benefits by an insured person, SOCSO shall approve the claim for benefits and determine the relevant benefits to be provided to the insured person

Minimum Wages Order 2022

By the Minimum Wages Order 2022 (“MWO”) effective May 1, 2022, the minimum monthly wage rates payable to an employee is MYR1,500 (US$341) nationwide save for certain limited categories of employer. The MWO also prescribes minimum daily and hourly wages. An employer’s failure to comply with the minimum wage requirement may result in a fine of not more than MYR10,000 (US$1,450) for each employee. The Malaysian court may also order the employer to pay each employee the difference between statutory minimum wages and the employee’s basic wages paid by the employer to the employee, including outstanding differences and other payments accrued from the calculation of wages.

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

Pembangunan Sumber Manusia Berhad Act 2001

The Pembangunan Sumber Manusia Berhad Act 2001, or the HRDF Act, provides for the imposition and collection of a human resources development levy for the purpose of promoting the training and development of employees, apprentices and trainees, the establishment and the administration of the Human Resource Development Fund by Pembangunan Sumber Manusia Berhad. The HRDF Act requires every employer to whom the HRDF Act applies, which includes employers in the information system sector that employ ten or more employees, to register with Pembangunan Sumber Manusia Berhad. The HRDF Act requires relevant employers to pay a human resource development levy in respect of each of its employees at the rate of one per centum of the monthly wages of the employee. Failure to pay levy is an offense and the relevant employer may be liable to a fine of up to MYR20,000 (US$4,545) and/or to imprisonment for a term of up to two years.

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

Breach of any of the provisions in the Communications and Multimedia Act may render a person liable, upon conviction, to a fine ranging between MYR50,000 (US11,363$) to MYR500,000 (US$113,631) or imprisonment term of one to five years, or both.

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

Compliance with the Technical Code is not mandatory, unless specifically directed by the MCMC (section 98 and section 99 of the Communications and Multimedia Act). Compliance with the Technical Code also acts as a legal defense against any prosecution, action or proceeding of any nature, whether in a court or otherwise, regarding a matter dealt with in the Technical Code (section 98(2) of the Communications and Multimedia Act). Failure to comply with a direction of the MCMC to comply with the Technical Code may render the person liable, upon conviction, to a fine not exceeding MYR200,000 (US$45,452).

Computer Crimes Act 1997

The Computer Crimes Act 1997 provides for offenses relating to the misuse of computers and criminalizes the act of gaining unauthorized access into computers or networks, spreading of malicious codes, such as viruses, worms and Trojan horses, unauthorized modification of any program or data on a computer as well as wrongful communication of any means of access to a computer to an unauthorized person. Depending on the type of offense committed, the fine for a convicted offense ranges from MYR25,000 (US$5,682) to MYR150,000 (US$34,089) or imprisonment term of three to ten years, or both.

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

Temporary Measures for Reducing the Impact of Coronavirus Disease 2019 (COVID-19) Act 2020

The Temporary Measures for Reducing the Impact of Coronavirus Diseases 2019 (COVID-19) Act 2020, or the Temporary Measures COVID-19 Act, provides for certain temporary measures to reduce the impact of COVID-19 and modifies relevant provisions in 18 pieces of legislation. Except where specific periods of operation have been provided in respect of relevant parts of the Temporary Measures COVID-19 Act, this legislation shall remain in operation for a period of two years commencing from October 23, 2020, and this period may be extended by the Prime Minister by order published in the Gazette. Some of the modifications are retrospective in nature.

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

Further, on November 18, 2022, the Ministry of Electronics and Information Technology, Government of India, released the draft Digital Personal Data Protection Bill, 2022, or, Draft Data Protection Bill, which, inter alia, seeks to create a framework for protection of personal data. The Draft Protection Bill will apply to processing of digital personal data within India, which is collected online or such offline data which is digitized. The said Data Protection Bill also applies to personal data that is processed outside India, if such processing is in connection with profiling of individuals within India or offering goods or services to individuals in India. The Draft Data Protection Bill also contemplates the establishment of Data Protection Board of India, which will be responsible for, inter alia, determining non-compliance and imposing penalties. The Draft Data Protection Bill was open for stakeholder feedback and basis such feedback, the bill is likely to be tabled before the Indian Parliament, to be approved and enacted. Once the Draft Data Protection Bill is enacted, it will replace, inter alia, the Information Technology (Reasonable Security Practices and Procedures and Sensitive Personal Data of Information) Rule, 2011.

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

E-Waste (Management) Rules, 2022

The E-Waste (Management) Rules, 2022, or, the E-Waste Management Rule, which shall come into force from April 1, 2023, apply to every manufacturer, bulk consumer, producer, refurbisher, dismantler and recycler involved in manufacture, sale, transfer, purchase, refurbishing, dismantling, recycling and processing of e-waste or electrical and electronic equipment as listed in the E-Waste Management Rules including their components, consumables, parts and spares which make the product operational.

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

Electricity Laws

Our business in India is subject to compliance with various provisions of the Electricity Act, 2003, as amended and the regulations thereunder wherever applicable, including the Central Electricity Authority (Measures relating to Safety and Electric Supply) Regulations, 2010, as amended in relation to, among others, installation of diesel generator sets and sanction for power loads. The Central Electricity Authority (Measures relating to Safety and Electric Supply) Regulations, 2010, as amended, provide safety provisions for electrical installations and apparatus of certain voltage, including approval by electrical inspector and self-certification by the owner or supplier or consumer in relation to the electrical installation. The Electricity Act, 2003, as amended, among others, prescribes penalties for non-compliance.

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
•
The Sexual Harassment of Women at Workplace (Prevention, Prohibition, and Redressal) Act, 2013.

Regulations on Foreign Investment and Acquisition and Transfer of Immoveable Property in India and outside India

The foreign investment in India is governed, among others, by the Foreign Exchange Management Act, 1999, the Foreign Exchange Management (Non-debt Instruments) Rules, 2019, or the FEMA Non-Debt Rules, and the Consolidated FDI Policy (effective from October 15, 2020) issued by the Department for Promotion of Industry and Internal Trade, Ministry of Commerce and Industry, Government of India, or the FDI Policy, each as amended. The FEMA Non-Debt Rules were enacted on October 17, 2019 in supersession of the Foreign Exchange Management (Transfer or Issue of Security by a Person Resident Outside India) Regulations, 2017, except as respects to things done or omitted to be done before such supersession. Further, the Reserve Bank of India has enacted the Foreign Exchange Management (Mode of Payment and Reporting of Non-Debt Instruments) Regulations, 2019 on October 17, 2019, which regulate mode of payment and remittance of sale proceeds, among others.

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

The FDI Policy and the FEMA Non-Debt Rules prescribe the method of calculation of total foreign investment (direct foreign investment and indirect foreign investment) in an Indian company. In relation to indirect foreign investment, the FEMA Non-Debt Rules prescribe that indirect foreign investment refers to downstream investment received by an Indian entity from: (i) another Indian entity which has received foreign investment and (a) the Indian entity is not owned and not controlled by resident Indian citizens, or (b) is owned or controlled by persons resident outside India; or (ii) an investment vehicle whose sponsor or manager or investment manager (a) is not owned and not controlled by resident Indian citizens, or (b) is owned or controlled by persons resident outside India.

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

Further, in addition to the Transfer of Property Act, 1882 and jurisdictional municipal laws, (a) acquisition and transfer of immovable property in India by persons resident outside India is primarily governed by the Foreign Exchange Management Act, 1999, the FEMA Non-Debt Rules, and the circulars and notifications issued thereunder; and (b) acquisition and transfer of immovable property situated outside India by persons resident in India is primarily governed by the Foreign Exchange Management Act, 1999, the Foreign Exchange Management (Acquisition and Transfer of Immovable Property Outside India) Regulations, 2015, and the circulars and notifications issued thereunder. Further, the Reserve Bank of India has also issued directions under the Foreign Exchange Management Act, 1999 on acquisition of immovable property which are compiled in the Master Direction - Acquisition and Transfer of Immovable Property under Foreign Exchange Management Act, 1999 dated January 1, 2016, as amended/issued by the Reserve Bank of India or the Property Master Direction. Any transfer of property not covered in the Property Master Direction will require the prior permission of the Reserve Bank of India.

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

C.
Organizational Structure

The following diagram illustrates our corporate structure as of the date of this annual report, including our significant subsidiaries, the significant VIEs and the VIE’s principal subsidiaries.

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
(4)
The twenty subsidiaries are Huailai Qinhuai Data Technology Co., Ltd., Huailai Qinhuai Data Science and Technology Co., Ltd., Huailai Qinxin New Energy Co., Ltd., Huailai Sidahui Data Co., Ltd., Huailai Sidayuan Data Co., Ltd., Huailai Sidage Data Co., Ltd., Huailai Sidake Data Co., Ltd., Huailai Sidarui Data Co., Ltd., Huailai Sidasheng Data Co., Ltd., Huailai Sidaming Data Co., Ltd., Huailai Sidayu Data Co., Ltd., Huailai Sidazhi Data Science and Technology Co., Ltd., Huailai Sidadong Data Co., Ltd., Huailai Sidazheng Data Co., Ltd., Huailai Sidahua Data Co., Ltd., Huailai Sidaduo Data Co., Ltd., Huailai Sidaxin Data Co., Ltd., Huailai Sidahao Data Co., Ltd., Huailai Sidajun Data Co., Ltd., and Huailai Sidaqi Data Co., Ltd., all of which are wholly-owned by Hebei Stack Data Technology Investment Co., Ltd.
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
(6)
The six subsidiaries are Jiangsu Sidage Data Science and Technology Co., Ltd., Nantong Sidake Data Co., Ltd., Chindata (Jiangsu) Science and Technology Co., Ltd., Nantong Sidajie Information Technology Co., Ltd., Nantong Sidakun Data Co., Ltd. and Nantong Sidayun Information Technology Co., Ltd., all of which are wholly-owned by Nantong Stack Data Technology Co., Ltd.
(7)
The sixteen subsidiaries are Datong Sidake Data Co., Ltd., Shanxi Xintong Operation and Maintenance Service Co., Ltd., Datong Qinxin New Energy Co., Ltd., Chindustry Property Management Service Shanxi Co., Ltd., Chindata (Qingyang) Science and Technology Co., Ltd., Datong Sidage Data Co., Ltd., Datong Sidayun Data Co., Ltd., Datong Sidahao Data Co., Ltd., Datong Sidachen Data Co., Ltd., Datong Sidawen Data Co., Ltd. , Datong Sidayu Data Co., Ltd., Datong Qinhuai Data Co., Ltd., Datong Sidatai Data Co., Ltd., Datong Sidaying Data Co., Ltd., Datong Sidayi Data Co., Ltd. and Datong Sidajing Data Co., Ltd., all of which are wholly-owned by Datong Qinshu Information Technology Co., Ltd.
(8)
The three subsidiaries are Sidake Data Science and Technology (Shanghai) Co., Ltd., Hainan Qinhai Management Consulting Co., Ltd. and Chindata (Shanghai) Data Science and Technology Co., Ltd., all of which are wholly-owned by Sidage Investment (Shanghai) Co., Ltd.
(9)
The seventeen subsidiaries are Zhangjiakou Sinan Data Co., Ltd., Zhangjiakou Siyue Data Co., Ltd., Chindata (Hebei) Co., Ltd., Zhangjiakou Siheng Data Co., Ltd., Zhangjiakou Sidong Data Co., Ltd., Zhangjiakou Sixu Data Co., Ltd. Zhangjiakou Sibo Data Co., Ltd., Zhangjiakou Sichang Data Co., Ltd., Hebei Xintong

Operation and Maintenance Service Co., Ltd., Hebei Xintai Property Management Co., Ltd., Huailai Sidashi Data Co., Ltd., Langfang Sizhe Data Co., Ltd., Huailai Huizhi Construction Co., Ltd., Beijing Qinchuang Engineering Project Management Co., Ltd., Xinkai Cloud Computing (Tianjin) Co., Ltd., Tianjin Xinxun Data Co., Ltd. and Zhangjiakou Siyun Data Co., Ltd., all of which are wholly-owned by Zhangjiakou Sidake Data Co., Ltd.
(10)
The two subsidiaries are Bridge Data Centres Malaysia III Sdn. Bhd. and Bridge Data Centres Malaysia IV Sdn. Bhd., both of which are wholly-owned by Bridge Data Centres Malaysia Holdings III Sdn. Bhd.

Risks Relating to the VIEs and Our Mainland China Operations

We are subject to risks and uncertainties relating to the VIEs and our mainland China operations, including, but not limited to, the following:

•
Chindata Group Holdings Limited is a Cayman Islands holding company primarily operating in mainland China through its subsidiaries and contractual arrangements with the VIEs. Investors in the ADSs thus are not purchasing, and may never directly hold, equity interests in the VIEs. There are uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to such agreements that establish the VIE structure for the majority of our and the VIEs’ operations in mainland China, including potential future actions by the PRC government, which could affect the enforceability of our contractual arrangements with the VIEs and, consequently, significantly affect the financial condition and results of operations of our company. If the PRC government finds such agreements non-compliant with relevant PRC laws, regulations, and rules, or if these laws, regulations, and rules or the interpretation thereof change in the future, we could be subject to severe penalties or be forced to relinquish our interests in the VIEs or forfeit our rights under the contractual arrangements;
•
The PRC government has significant authority to exert influence on the mainland China operations of an offshore holding company, such as us. Therefore, investors in the ADSs and our and the VIEs’ business face potential uncertainty from the PRC government’s policy. Changes in China’s economic, political or social conditions, or government policies could materially and adversely affect our and the VIEs’ business, financial condition, and results of operations;
•
We and the VIEs are subject to extensive and evolving legal development, non-compliance with which, or changes in which, may materially and adversely affect our and the VIEs’ business and prospects, and may result in a material change in our and the VIEs’ operations and/or the value of our ADSs or could significantly limit or completely hinder our and the VIEs’ ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless;
•
We face challenges from the evolving regulatory environment regarding cybersecurity, information security, privacy and data protection, and user attitude toward data privacy and protection. Any actual or alleged failure to comply with data privacy and protection laws and regulations could materially and adversely affect our business and results of operations;
•
The PRC government’s oversight over our and the VIEs’ business operations could result in a material adverse change in our and the VIEs’ operations and the value of our ADSs;
•
Changes and developments in the PRC legal system and the interpretation and enforcement of PRC laws, rules and regulations may subject us to uncertainties;
•
The approval of and filing with the CSRC or other requirements from the CSRC or other PRC government authorities may be required under PRC law in connection with our future financing activities, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing or other administrative procedures;
•
China’s M&A Rules and certain other PRC regulations establish required procedures for some acquisitions of or investment into mainland China companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in mainland China; and
•
We rely on contractual arrangements with the consolidated VIEs and their shareholders for our operations in mainland China, which may not be as effective as direct ownership in providing operational control, and these contractual arrangements have not been tested in a court of law.

For further details on the regulatory, liquidity, and enforcement risks relating to our corporate structure and the fact that we conduct substantially all of our operations in mainland China, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China.” You should also carefully consider other risks described under “Item 3. Key Information—D. Risk Factors” and other information contained in this annual report on Form 20-F, before you decide whether to purchase the ADSs.”

Contractual Arrangements with the VIEs and Their Respective Shareholders

Current PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in value-added telecommunication services. We are a company registered in the Cayman Islands. Our mainland China subsidiaries, Suzhou Stack and Hebei Stack, are considered foreign-invested enterprises. To comply with PRC laws and regulations, we primarily conduct our business in mainland China through Sitan (Beijing) and Hebei Qinshu, the VIEs, and their respective subsidiaries, based on a series of contractual arrangements. As a result of these contractual arrangements, we exert effective control over, and for accounting purpose only are considered the primary beneficiary of, the VIEs and their respective subsidiaries and consolidate their operating results in our financial statements under U.S. GAAP.

The following is a summary of the contractual arrangements by and among Suzhou Stack, Sitan (Beijing), and the shareholders of Sitan (Beijing) and the contractual arrangements by and among Hebei Stack, Hebei Qinshu and the shareholders of Hebei Qinshu. Terms contained in each set of contractual arrangements with the VIEs and their respective shareholders are substantially similar. These contractual arrangements enable us to (i) exercise effective control over the VIEs, (ii) receive substantially all of the economic benefits of the VIEs, and (iii) have an exclusive option to purchase all or part of the equity interests in the VIEs when and to the extent permitted by PRC law.

Power of Attorneys

Pursuant to the power of attorney among our WFOE Suzhou Stack, the VIE Sitan (Beijing) and its shareholders, each shareholder of the VIE Sitan (Beijing) irrevocably undertakes to authorize our WFOE Suzhou Stack or any person designated by our WFOE Suzhou Stack to act as its attorney-in-fact to exercise all of its rights as a shareholder of the VIE Sitan (Beijing), including, but not limited to, the right to propose and attend shareholders’ meetings, vote on any resolution that requires a shareholder vote. The power of attorney will remain in force for so long as the shareholder remains a shareholder of the VIE Sitan (Beijing).

The power of attorney among our WFOE Hebei Stack, the VIE Hebei Qinshu and its shareholders contains terms substantially similar to the power of attorney described above.

Equity Pledge Agreements

Pursuant to the equity pledge agreement among our WFOE Suzhou Stack, the VIE Sitan (Beijing) and its shareholders, the shareholders of the VIE Sitan (Beijing) have pledged 100% equity interests in the VIE Sitan (Beijing) to our WFOE Suzhou Stack to guarantee the performance by the VIE Sitan (Beijing) and shareholders of their obligations under the equity pledge agreement, the exclusive business cooperation agreement, purchase option agreement, the power of attorney. In the event of a breach by any of the VIE Sitan (Beijing) or its shareholders of their contractual obligations under the equity pledge agreement, the exclusive business cooperation agreement, purchase option agreement and the power of attorney, our WFOE Suzhou Stack, as pledgee, will have the right to dispose of the pledged equity interests in the VIE Sitan (Beijing) and will have priority in receiving the proceeds from such disposal. The shareholders of the VIE Sitan (Beijing) also undertake that, without the prior written consent of our WFOE Suzhou Stack, they will not transfer, create or allow any encumbrance on the pledged equity interests. The equity pledge agreements will remain effective until all obligations have been fully performed or all the guaranteed debt is fully settled and repaid. As of the date of this annual report, the equity pledges under the equity pledge agreement have been registered with competent PRC regulatory authority.

The equity pledge agreement among our WFOE Hebei Stack, the VIE Hebei Qinshu and its shareholders contains terms substantially similar to the equity pledge agreement described above.

For risks relating to enforcing the equity pledge agreements, see “Item 3. Key Information—D. Risk Factors — Risks Relating to Our Corporate Structure — Our ability to enforce the equity pledge agreements between us and the shareholders of the VIEs may be subject to limitations based on PRC laws and regulations.”

Exclusive Business Cooperation Agreements

Pursuant to the exclusive business cooperation agreement between our WFOE Suzhou Stack and the VIE Sitan (Beijing), our WFOE Suzhou Stack has the exclusive right to provide the VIE Sitan (Beijing) with complete business support technical and consulting services, including but not limited to technical services, management services, network support, business consultations, intellectual property licenses, equipment or office leasing, marketing consultancy, system integration, product research and development, and system maintenance. Our WFOE Suzhou Stack has the exclusive ownership of intellectual property rights created as a result of the performance of this agreement. The VIE Sitan (Beijing) agrees not to accept any services subject to this agreement from any third party and agrees to pay our WFOE Suzhou Stack a quarterly service fee at an amount agreed by the parties considering the workload and commercial value of technical services provided to the

VIE Sitan (Beijing). This agreement has an initial term of ten years and shall be automatically extended another ten years prior to the expiration of the initial term or any extended term unless our WFOE Suzhou Stack issues a written termination notice.

The exclusive business cooperation agreement between our WFOE Hebei Stack and the VIE Hebei Qinshu contains terms substantially similar to the exclusive business cooperation agreement described above.

Purchase Option Agreements

Pursuant to the purchase option agreement among our WFOE Suzhou Stack, the VIE Sitan (Beijing) and its shareholders, the shareholders of the VIE Sitan (Beijing) irrevocably grant our WFOE Suzhou Stack an exclusive option to purchase, or have its designated person purchase, at its discretion, to the extent permitted under PRC law, all or part of its equity interests and/or assets in the VIE Sitan (Beijing), at the lowest price permitted under applicable PRC laws. The shareholders of the VIE Sitan (Beijing) undertake that, without our WFOE Suzhou Stack’s prior written consent, they will not, among other things, (i) supplement, amend or change the VIE Sitan (Beijing)’s business scope and articles of association, (ii) increase or decrease the VIE Sitan (Beijing)’s registered capital or change its structure of share capital, (iii) create any pledge or encumbrance on their equity interests in the VIE Sitan (Beijing), other than those created under the equity pledge agreement, power of attorney and exclusive business cooperation agreement, (iv) transfer or dispose of their equity interests in the VIE Sitan (Beijing) or dispose of or cause the management of the VIE Sitan (Beijing) to dispose of any assets, except in the ordinary course of business, (v) cause the VIE Sitan (Beijing) to declare or distribute dividends, or (vi) appoint or remove any director of the VIE Sitan (Beijing). This agreement will remain effective until all of the equity interests and other assets of the VIE Sitan (Beijing) have been transferred to our WFOE Suzhou Stack and/or its designated person.

The purchase option agreement among our WFOE Hebei Stack, the VIE Hebei Qinshu and its shareholders contains terms substantially similar to the purchase option agreement described above.

In the opinion of our PRC legal counsel, Fangda Partners, based on its understanding of the current PRC laws:

•
the ownership structures of our WFOEs and the VIEs do not violate applicable PRC laws; and
•
each agreement under the contractual arrangements among our WFOEs, the VIEs and their shareholders is valid, binding and enforceable in accordance with its terms and applicable PRC laws.

However, our PRC legal counsel has also advised us that there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. Accordingly, the PRC government may ultimately take a view contrary to or otherwise different from the opinion of our PRC legal counsel. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide.

If we or any of the VIEs are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have certain discretion to take action in dealing with such violations or failures. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Corporate Structure — If the PRC government deems that our contractual arrangements do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.”

In addition to the contractual arrangements above, Stack Midco Limited entered into financial support undertaking letters with Sitan (Beijing) and Hebei Qinshu. Pursuant to the financial support undertaking letters, Stack Midco Limited undertakes to provide unlimited financial support to Sitan (Beijing) and Hebei Qinshu, to the extent permissible under the applicable PRC laws and regulations, whether or not any such operational loss is actually incurred. Stack Midco Limited will not request repayment of the loans or borrowings if the VIEs or their shareholders do not have sufficient funds or are unable to repay.

D.
Property, Plants and Equipment

Our headquarters are located at Beijing, China. We occupy approximately 5,968 sqm of office space in the aggregate in Beijing, Hebei, Shanghai, Fujian and Guangdong. We also have offices in Singapore, Mumbai, India, Cyberjaya, Malaysia, and Bangkok, Thailand which occupy approximately 408 sqm, 853 sqm, 4,136 sqm and 25 sqm of office space, respectively. We lease our premises from unrelated third parties under operating lease agreements. For a discussion of our data centers, see “—B. Business Overview—Our Data Centers.”

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

For discussion of 2020 items and year-over-year comparisons between 2021 and 2020 that are not included in this annual report on Form 20-F, please refer to “Item 5. Operating and Financial Review and Prospects” found in our Form 20-F for the year ended December 31, 2021 that was filed with the Securities and Exchange Commission on April 29, 2022.

A.
Operating Results

Overview

We are the leading carrier-neutral hyperscale data center solution provider in Asia-Pacific emerging markets, focusing on the mainland China, India and Southeast Asia markets. Our data centers are highly integrated, specialized and mission-critical infrastructure used by our clients to analyze, manage and store their most important data, business systems and processes. We operated eighteen hyperscale data centers and two wholesale data centers in mainland China, three hyperscale data centers in Malaysia, and one hyperscale data center in India, and were constructing six data centers in mainland China, and two data centers in Malaysia as of December 31, 2022.

Our next-generation hyperscale data centers are large, centralized, standardized and modular, capable of supporting a variety of IT infrastructure for large tech leaders. They also represent a new approach to designing and operating data centers to accommodate complex and high-volume data processing and analytics. Our successful track record demonstrates that our hyperscale data center solutions effectively fulfill the elastic and scaling demand of our clients.

We have experienced rapid growth in recent years. We operated thirteen and eighteen hyperscale data centers in mainland China as of December 31, 2021 and 2022, respectively, and one and three hyperscale data centers in Malaysia as of each such date. Our data center capacity in service reached 440 MW as of December 31, 2021 and 613 MW as of December 31, 2022, 87% and 92% of which was contractually committed capacity, respectively. We had an additional 257 MW of capacity under construction as of December 31, 2022.

Our total revenues increased from RMB2,852.3 million in 2021 to RMB4,551.7 million (US$659.9 million) in 2022. Our net income was RMB651.6 million (US$94.5 million) in 2022, compared with RMB316.4 million in 2021. Our adjusted EBITDA was RMB1,418.9 million in 2021 and RMB2,374.2 million (US$344.2 million) in 2022. We derive a significant portion of revenues from our client ByteDance. In 2021 and 2022, revenues from ByteDance accounted for 83.2% and 86.3% of our total revenues, respectively.

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

In addition, the future growth of our business also depends on our ability to retain and deepen partnerships with our existing clients. We have derived in the past, and believe that we will continue to derive in the future, a significant portion of our revenues from a limited number of clients. For example, we derived revenues of RMB2,374.3 million and RMB3,930.1 million (US$569.8 million) from ByteDance, a leading technology company, accounting for 83.2% and 86.3% of our total revenues in 2021 and 2022, respectively. ByteDance typically signs hyperscale data center service contracts with us for a term of ten years. For a summary of the material terms of our contracts with ByteDance, see “Item 4. Information on the Company—B. Business Overview—Our Clients and Client Ecosystem Development—Material Terms of ByteDance Hyperscale Data Center Agreements.”

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

Ability to Develop and Operate Additional Hyperscale Data Centers

The growth of our business depends on our ability to successfully develop and operate additional hyperscale data centers to satisfy the growing capacity needs from our clients. We will continue to secure locations for new data centers based on our site selection strategies. We strive to maintain fast delivery times for new data center capacity to quickly satisfy to our clients’ growing demand. The fastest record we have in history was to have delivered a data center with 36 MW of capacity in mainland China within six months of breaking ground at the site.

Furthermore, our future growth also depends on our ability to continue to expand our next-generation hyperscale data center campuses into new geographic regions in the emerging markets in Asia-Pacific. We plan to expand to other top-tier cities and the surrounding areas in mainland China, and to leverage our integrated platform and success in our existing markets to set the industry standard for hyperscale data centers in Asia-Pacific emerging markets with prominent business opportunities We believe our ability to secure strategic sites provides us with a significant first mover advantage.

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

Key Components of Results of Operations

Revenues

The following table sets forth a breakdown of our revenues, in absolute amounts and as percentages of total revenues, for the years indicated:

	For the Year Ended December 31,
	2021		2022
	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Revenues:
Colocation services	2,649,371	92.9	4,197,502	608,581	92.2
Colocation rental	114,681	4.0	203,381	29,487	4.5
Others	88,225	3.1	150,779	21,861	3.3
Total Revenues	2,852,277	100.0	4,551,662	659,929	100.0

We derive our revenues primarily from data center colocation services and data center colocation rental.

Colocation Services

Revenues from third parties consists of revenues from colocation services provided at our hyperscale data centers in mainland China and certain of our wholesale data centers in mainland China.

Colocation Rental

Revenues from colocation rental consist of income from renting out data center space at our hyperscale data center in Malaysia and India to our clients for housing servers and other IT equipment.

Others

Other revenues primarily consist of proceeds we receive from fit out service, construction services and other services.

In 2021, 94.7% of our total revenues were generated from hyperscale data centers, and the remaining 5.3% from our wholesale and retail data centers. In 2022, 96.7% of our total revenues were generated from hyperscale data centers, and the remaining 3.3% from our wholesale and retail data centers.

Cost of Revenues

The following table sets forth the components of our cost of revenues, in absolute amounts and as percentages of total cost of revenues, for the years indicated:

	For the Year Ended December 31,
	2021		2022
	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Cost of revenues:
Colocation services	(1,446,544)	(87.5)	(2,334,683)	(338,497)	(87.8)
Colocation rental	(125,188)	(7.6)	(194,112)	(28,144)	(7.3)
Others	(80,932)	(4.9)	(130,031)	(18,853)	(4.9)
Total cost of revenues(1)	(1,652,664)	(100.0)	(2,658,826)	(385,494)	(100.0)

____________

Notes:

(1)
Share-based compensation expenses were allocated as follows:

	For the Year Ended December 31,
	2021	2022
	RMB	RMB	US$
	(in thousands)
Cost of revenues	6,170	16,558	2,401
Selling and marketing expenses	13,562	8,392	1,217
General and administrative expenses	100,992	165,618	24,012
Research and development expenses	—	2,283	331
Total share-based compensation expenses	120,724	192,851	27,961

In addition, capitalized share-based compensation costs were immaterial for the years ended December 31, 2021 and 2022.

Our cost of revenues primarily consists of (i) utility fees, (ii) depreciation of property and equipment, (iii) bandwidth costs, (iv) rental costs, (v) salaries and benefits for our employees directly involved in revenue generation activities and (vi) other expenses directly attributable to the provision of services. Utility costs primarily comprise power costs for our data centers. Depreciation of property and equipment primarily relates to depreciation of data center property and equipment, such as buildings, power, network and cooling equipment and other long-lived assets.

Operating Expenses

The following table sets forth the breakdown of our operating expenses, in absolute amounts and as percentages of total operating expenses, for the years indicated:

	For the Year Ended December 31,
	2021		2022
	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Operating expenses:
Selling and marketing expenses(1)	(89,654)	(17.1)	(71,271)	(10,333)	(10.1)
General and administrative expenses(1)	(359,470)	(68.5)	(549,609)	(79,686)	(78.0)
Research and development expenses(1)	(75,344)	(14.4)	(83,496)	(12,106)	(11.9)
Total operating expenses	(524,468)	(100.0)	(704,376)	(102,125)	(100.0)

____________

Notes:

(1)
Share-based compensation expenses were allocated as follows:

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

In addition, capitalized share-based compensation costs were immaterial for the years ended December 31, 2021 and 2022.

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

Mainland China

Generally, our mainland China subsidiaries and the VIEs are subject to enterprise income tax on their taxable income in mainland China at a statutory rate of 25%, except where a special preferential rate applies. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards.

Chindata (Hebei) Co., Ltd. being qualified as a High New Technology Enterprise, or HNTE, was entitled to the preferential income tax rate of 15% for three years from 2021 to 2023. Datong Qinhuai Data Co., Ltd. being qualified as a HNTE was entitled to the preferential income tax rate of 15% for three years from 2021 to 2023. Beijing Zhonghuanyutong Architectural Design Co., Ltd. being qualified as a HNTE was entitled to the preferential income tax rate of 15% for three years from 2022 to 2024.

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
(a)
15% for every ringgit of the first RM150,000 of chargeable income;
(b)
17% for every ringgit of the next RM450,000 of chargeable income; and
(c)
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

Capital gains arising from a disposal of real property for companies in Malaysia shall be subject to a tax rate of 10% to 30% in accordance with Malaysian real property gains tax laws and regulations.

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

	For the Year Ended December 31,
	2021		2022
	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Revenues:
Colocation services	2,649,371	92.9	4,197,502	608,581	92.2
Colocation rental	114,681	4.0	203,381	29,487	4.5
Others	88,225	3.1	150,779	21,861	3.3
Total revenues	2,852,277	100.0	4,551,662	659,929	100.0
Cost of revenues:
Colocation services	(1,446,544)	(50.7)	(2,334,683)	(338,497)	(51.3)
Colocation rental	(125,188)	(4.4)	(194,112)	(28,144)	(4.3)
Others	(80,932)	(2.8)	(130,031)	(18,853)	(2.9)
Total cost of revenues(1)	(1,652,664)	(57.9)	(2,658,826)	(385,494)	(58.4)
Gross profit	1,199,613	42.1	1,892,836	274,435	41.6
Operating expenses:
Selling and marketing expenses(1)	(89,654)	(3.1)	(71,271)	(10,333)	(1.6)
General and administrative expenses(1)	(359,470)	(12.6)	(549,609)	(79,686)	(12.1)
Research and development expenses(1)	(75,344)	(2.7)	(83,496)	(12,106)	(1.8)
Total operating expenses	(524,468)	(18.4)	(704,376)	(102,125)	(15.5)
Operating income	675,145	23.7	1,188,460	172,310	26.1
Interest income	58,607	2.1	55,825	8,094	1.2
Interest expense	(294,978)	(10.3)	(356,858)	(51,740)	(7.8)
Foreign exchange (loss) gain	(4,726)	(0.2)	2,789	404	0.1
Changes in fair value of financial instruments	12,605	0.4	7,722	1,120	0.2
Others, net	24,183	0.8	48,078	6,971	1.1
Income before income taxes	470,836	16.5	946,016	137,159	20.8
Income tax expense	(154,416)	(5.4)	(294,386)	(42,682)	(6.5)
Net income	316,420	11.1	651,630	94,477	14.3

____________

Notes:

(1)
Share-based compensation expenses were allocated as follows:

	For the Year Ended December 31,
	2021	2022
	RMB	RMB	US$
	(in thousands)
Cost of revenues	6,170	16,558	2,401
Selling and marketing expenses	13,562	8,392	1,217
General and administrative expenses	100,992	165,618	24,012
Research and development expenses	—	2,283	331
Total share-based compensation expenses	120,724	192,851	27,961

In addition, capitalized share-based compensation costs were immaterial for the years ended December 31, 2021 and 2022.

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

Revenues

Our total revenues increased from RMB2,852.3 million in 2021 to RMB4,551.7 million (US$659.9 million) in 2022, primarily driven by the robust growth of the Company’s colocation services.

Revenues from our colocation services increased from RMB2,649.4 million in 2021 to RMB4,197.5 million (US$608.6 million) in 2022, primarily due to an increase of data center capacity in service from 440 MW as of December 31, 2021 to 613 MW as of December 31, 2022, as a result of (i) customers with commitments moving into the data center area, (ii) the signing of new service contracts by customers who commenced utilizing services during the period, and (iii) the commencement of operations of new data centers since December 31, 2021.

Revenues from colocation rental increased from RMB114.7 million in 2021 to RMB203.4 million (US$29.5 million) in 2022, due to the commencement of operations of new data centers since December 31, 2021.

Other revenues increased from RMB88.2 million in 2021 to RMB150.8 million (US$21.9 million) in 2022, primarily due to revenues incurred in relation to fit out service.

Cost of Revenues

Our cost of revenues increased by 60.9% from RMB1,652.7 million in 2021 to RMB2,658.8 million (US$385.5 million) in 2022, due to increase in utility costs of RMB597.5 million (US$86.6 million) and increase in depreciation and amortization expenses of RMB269.3 million (US$39.0 million).

Cost of revenues from colocation services in mainland China increased from RMB1,446.5 million in 2021 to RMB2,334.7 million (US$338.5 million) in 2022, due to increase in utility costs of RMB571.3 million (US$82.8 million) and increase in depreciation expenses of RMB240.3 million (US$34.8 million). Cost of revenues from colocation services in 2022 primarily consisted of (i) utility costs of RMB1,332.7 million (US$193.2 million) and (ii) depreciation costs of RMB689.8 million (US$100.0 million).

Cost of revenues from colocation rental from our overseas data center business increased by 55.0% from RMB125.2 million in 2021 to RMB194,1 million (US$28.1 million) in 2022, primarily due to increase in depreciation expenses.

Other cost of revenues increased from RMB80.9 million in 2021 to RMB130.0 million (US$18.9 million) in 2022, primarily due to increase of cost of revenues incurred in relation to fit out service.

Operating Expenses

Our operating expenses increased from RMB524.5 million in 2021 to RMB704.4 million (US$102.1 million) in 2022, primarily due to impairment of long-lived assets and increase of share-based compensation expenses.

Selling and Marketing Expenses

Our selling and marketing expenses decreased from RMB89.7 million in 2021 to RMB71.3 million (US$10.3 million) in 2022, primarily due to decreases in employee benefit expenses and share-based compensation expenses. Our selling and marketing expenses in 2022 primarily consisted of (i) amortization of intangible assets of RMB41.9 million (US$6.1 million), (ii) employee benefit expenses of RMB12.4 million (US$1.8 million), and (iii) share-based compensation expenses of RMB8.4 million (US$1.2 million).

General and Administrative Expenses

Our general and administrative expenses increased from RMB359.5 million in 2021 to RMB549.6 million (US$79.7 million) in 2022, primarily due to impairment of long-lived assets of RMB83.5 million, increase in share-based compensation expenses of RMB64.6 million (US$9.4 million) and increase in employee benefit expenses of RMB26.0 million (US$3.8 million). Our general and administrative expenses in 2022 primarily consisted of (i) share-based compensation expense of RMB165.6 million (US$24.0 million), (ii) personnel costs of RMB135.5 million (US$19.6 million), and (iii) impairment of long-lived assets of RMB83.5 million (US$12.1 million).

Research and Development Expenses

Our research and development expenses increased from RMB75.3 million in 2021 to RMB83.5 million (US$12.1 million) in 2022, primarily due to increase in personnel costs. Our research and development expenses in 2022 primarily included personnel costs of RMB78.7 million (US$11.4 million) in such period.

Interest Income

Our interest income decreased from RMB58.6 million in 2021 to RMB55.8 million (US$8.1 million) in 2022, due to decrease in cash and cash equivalents and short-term investments.

Interest Expense

Our interest expense increased from RMB295.0 million in 2021 to RMB356.9 million (US$51.7 million) in 2022, primarily due to increase of short-term and long-term bank loans.

Changes in Fair Value of Financial Instruments

We recorded a fair value income of RMB12.6 million in 2021 and RMB7.7 million (US$1.1 million) in 2022, and the decrease in fair value income was primarily due to changes in fair value of certain short-term investments.

Income Before Income Taxes

As a result of the foregoing, we had income before income taxes of RMB470.8 million in 2021 and RMB946.0 million (US$137.2 million) in 2022.

Income Tax Expense

We had income tax expense of RMB154.4 million in 2021 and RMB294.4 million (US$42.7 million) in 2022, primarily due to increase in income before taxes of certain of our mainland China subsidiaries.

Net Income

As a result of the foregoing, our net income was RMB316.4 million in 2021 and RMB651.6 million (US$94.5 million) in 2022.

Non-GAAP Measures

To supplement our consolidated financial statements, which are prepared and presented in accordance with U.S. GAAP, we use adjusted EBITDA, adjusted EBITDA margin, adjusted net income and adjusted net income margin, each a non-GAAP financial measure, to understand and evaluate our core operating performance. These non-GAAP financial measures, which may differ from similarly titled measures used by other companies. They have material limitations as an analytical tool, as they do not include all items that impact our net loss or income for the period, and are presented to enhance investors’ overall understanding of our financial performance and should not be considered a substitute for, or superior to, the financial information prepared and presented in accordance with U.S. GAAP.

We define adjusted EBITDA as net income excluding interest income and expenses, income tax expenses, depreciation and amortization, share-based compensation, impairment of long-lived assets, changes in fair value of financial instruments, foreign exchange loss (gain), and non-cash operating lease cost relating to prepaid land use rights. Adjusted EBITDA margin represents adjusted EBITDA as a percentage of total revenues. Adjusted net income is defined as net income excluding share-based compensation, impairment of long-lived assets, and depreciation and amortization of property and equipment and intangible assets resulting from business combination, as adjusted for the tax effects on non-GAAP adjustments. Adjusted net income margin represents adjusted net income as a percentage of total revenues. We believe that these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating our operating results. These non-GAAP financial measures eliminate the impact of items that we do not consider indicative of the performance of our business. While we believe that these non-GAAP financial measures are useful in evaluating our business, this information should be considered as supplemental in nature and is not meant as a substitute for the related financial information prepared in accordance with U.S. GAAP.

The table below presents reconciliations of adjusted EBITDA to net income, the most directly comparable U.S. GAAP financial measure, as well as net income margin, adjusted EBITDA margin, for the years indicated.

	For the Year Ended December 31,
	2021	2022
	RMB	RMB	US$
	(in thousands, except for percentages)
Net income	316,420	651,630	94,477
Add: Depreciation & amortization(1)	595,107	869,775	126,106
Add: Net interest expenses	236,371	301,033	43,646
Add: Income tax expenses	154,416	294,386	42,682
Add: Share-based compensation	120,724	175,950	25,510
Add: Impairment of long-lived assets	—	83,482	12,104
Add: Changes in fair value of financial instruments	(12,605)	(7,722)	(1,120)
Add: Foreign exchange loss (gain)	4,726	(2,789)	(404)
Add: Non-cash operating lease cost relating to prepaid land use rights	3,709	8,486	1,230
Adjusted EBITDA	1,418,868	2,374,231	344,231
Net income margin	11.1%	14.3%	14.3%
Adjusted EBITDA margin	49.7%	52.2%	52.2%

____________

Notes:

(1)
Before the deduction of government grants.

The table below presents reconciliations of adjusted net income to net income, net income margin and adjusted net income margin, for the years indicated.

	For the Year Ended December 31,
	2021	2022
	RMB	RMB	US$
	(in thousands, except for percentages)
Net income	316,420	651,630	94,477
Add: Depreciation and amortization of property and equipment and intangible assets resulting from business combination(1)	48,945	50,493	7,321
Add: Share-based compensation	120,724	175,950	25,510
Add: Impairment of long-lived assets	—	83,482	12,104
Add: Tax effects on non-GAAP adjustments (2)	(8,840)	(11,606)	(1,683)
Adjusted net income	477,249	949,949	137,729
Net income margin	11.1%	14.3%	14.3%
Adjusted net income margin	16.7%	20.9%	20.9%

____________

Notes:

(1)
Consists of expenses resulting from the depreciation and amortization of the fair value adjustment on property and equipment and intangible assets resulting from business combination. While we exclude such expenses in this non-GAAP measure, the revenue from the acquired companies is reflected in this non-GAAP measure and the acquired assets contribute to revenue generation.
(2)
Tax effects on non-GAAP adjustments primarily comprised of tax effects relating to depreciation and amortization of property and equipment and intangible assets resulting from business combination.
B.
Liquidity and Capital Resource

Liquidity and Capital Resources

Cash Flows and Working Capital

Our principal sources of liquidity have been from cash generated from operating activities and proceeds from our financing activities. As of December 31, 2021 and 2022, we had RMB4,390.3 million and RMB3,115.9 million (US$451.8 million) in cash and cash equivalents, respectively. Our cash, cash equivalents and restricted cash as of December 31, 2022 consisted of RMB2,662.5 million (US$386.0 million) denominated in Renminbi, US$178.3 million denominated in U.S. dollars, MYR45.6 million (US$10.4 million) denominated in Malaysian Ringgit, INR1,044.9 million (US$12.6 million) denominated in Indian Rupee, IDR5,013.4 million (US$0.3 million) denominated in Indonesia

Rupiah, THB31.9 million (US$0.9 million) denominated in Thailand Baht and SGD0.8 million (US$0.6 million) denominated in Singapore dollars. Cash and cash equivalents consist of cash on hand and time deposits or other highly liquid investments placed with banks which are unrestricted as to withdrawal or use and have original maturities of less than three months. Restricted cash primarily represent cash and cash equivalents, pledged as security for the Group’s bank loans. Our cash, cash equivalents and restricted cash are primarily denominated in Renminbi and the U.S. dollar.

As of December 31, 2022, 66.36% of our cash, cash equivalents and restricted cash were held by the consolidated entities within mainland China, including 11.01% of our cash, cash equivalents and restricted cash held by the VIEs and their subsidiaries. The remaining 33.64% of our cash, cash equivalents and restricted cash were held by our entities outside mainland China.

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

As a holding company with no material operations of our own, we are a corporation separate and apart from our subsidiaries and the consolidated VIEs and their subsidiaries and, therefore, must provide for our own liquidity. We conduct a substantial majority of our operations in mainland China through our mainland China subsidiaries and the consolidated VIEs. We are permitted under PRC laws and regulations to provide funding to our mainland China subsidiaries through loans or capital contributions, subject to applicable regulatory approvals. We cannot assure you that we will be able to obtain these regulatory approvals on a timely basis, if at all. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—PRC regulation of loans to and direct investment in mainland China entities by offshore holding companies and governmental control of conversion of foreign currencies into Renminbi may delay or prevent us from using the proceeds of our initial public offering to make loans to our WFOEs and the VIEs or to make additional capital contributions to our mainland China subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.” In addition, our subsidiaries in mainland China may provide Renminbi funding to the VIEs only through entrusted loans. See “Item 4. Information on the Company—B. Business Overview—Regulations—PRC Regulations—Regulations on Foreign Exchange and Offshore Investment,” “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—PRC regulation of loans to and direct investment in mainland China entities by offshore holding companies and governmental control of conversion of foreign currencies into Renminbi may delay or prevent us from using the proceeds of our initial public offering to make loans to our WFOEs and the VIEs or to make additional capital contributions to our mainland China subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.” and “Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds—E. Use of Proceeds.” The ability of our subsidiaries in mainland China to make dividends or other cash payments to us is subject to various restrictions under PRC laws and regulations. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—We may rely principally on dividends and other distributions on equity paid by our WFOEs to fund any cash and financing requirements we may have, and any limitation on the ability of our WFOEs to pay dividends to us could have a material adverse effect on our ability to conduct our business.” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.”

We have entered into loan agreements with various financial institutions for data center project development and working capital purpose with terms ranging from 1 to 7 years. As of December 31, 2022, we had total financing credit facilities of approximately RMB6.4 billion, US$0.6 billion and MYR0.2 billion from various financial institutions, of which the unused amount was approximately RMB1.7 billion, US$ nil and MYR nil, respectively. As of December 31, 2022, certain bank borrowings denominated in RMB were secured by certain subsidiaries’ restricted cash, accounts receivable, property and equipment and land use rights with net value of approximately RMB0.6 billion, RMB1.6 billion, RMB3.8 billion and RMB77.8 million, respectively. One loan facility amounted to US$90.0 million was guaranteed by standby letters of credit of approximately US$112.5 million. Others were guaranteed by designated subsidiaries of the Group or secured by property, assets, deposits and shares of designated subsidiaries. The weighted average interest rate on short-term bank loans as of December 31, 2021 and 2022 was 6.82% and 9.41%, respectively. The weighted average interest rate on long-term bank loans as of December 31, 2021 and 2022 was 7.13% and 6.64%, respectively. Our management assessed that there was no breach of loan covenants for all of our bank borrowings as of December 31, 2021 and 2022, respectively. For further information, see Note 11 to our consolidated financial statements included elsewhere in this annual report.

The following table presents our selected consolidated cash flow data for the years indicated.

	For the Year Ended December 31,
	2021	2022
	RMB	RMB	US$
	(in thousands)
Summary Consolidated Cash Flow Data:
Net cash generated from operating activities	1,065,505	859,295	124,586
Net cash used in investing activities	(3,952,971)	(4,814,562)	(698,046)
Net cash generated from financing activities	1,293,061	2,660,798	385,779
Exchange rate effect on cash, cash equivalents and restricted cash	(76,056)	117,693	17,065
Net decrease in cash, cash equivalents, and restricted cash	(1,670,461)	(1,176,776)	(170,616)
Cash, cash equivalents and restricted cash at the beginning of the year	6,911,463	5,241,002	759,874
Cash, cash equivalents and restricted cash at the end of the year	5,241,002	4,064,226	589,258

Operating Activities

Net cash generated from operating activities was RMB859.3 million (US$124.6 million) in 2022, primarily due to a net income of RMB651.6 million (US$94.5 million) resulted from improved results of operations, adjusted for (i) depreciation and amortization of RMB861.7 million (US$124.9 million), primarily relating to our data center property and equipment and acquired customer relationships; (ii) share-based compensation expenses of RMB176.0 million (US$25.5 million) mainly related to the share awards granted, and (iii) changes in working capital. Adjustments for changes in working capital primarily consisted of decreases in prepayment and other current assets and value added taxes recoverable of RMB137.7 million (US$20.0 million) and RMB122.0 million (US$17.7 million), respectively, mainly due to decreases of prepayment to suppliers and value added taxes related assets, partially offset by (i) an increase in accounts receivable of RMB1,268.3 million (US$183.9 million) due to increase of sales, and (ii) a decrease in accrued expenses and other current liabilities of RMB144.6 million (US$21.0 million) mainly due to settlement of interest payables upon the maturity of a bank loan.

Net cash generated from operating activities was RMB1,065.5 million in 2021, primarily due to a net income of RMB316.4 million resulted from improved results of operations, adjusted for (i) depreciation and amortization of RMB587.1 million, primarily relating to our data center property and equipment and acquired customer relationships; (ii) share-based compensation expenses of RMB120.7 million mainly related to the share awards granted, and (iii) changes in working capital. Adjustments for changes in working capital primarily consisted of increases in other non-current liabilities and accrued expenses and other current liabilities of RMB168.4 million and RMB105.1 million, respectively, mainly due to interest payables upon the maturity of a bank loan and payables resulted from unrecognized tax benefit, partially offset by (i) an increase in accounts receivable of RMB209.6 million due to increase of sales, and (ii) a net increase in prepayments and other current assets and value added taxes recoverable of RMB70.6 million mainly due to increase of value added taxes related assets.

Investing Activities

Net cash used in investing activities was RMB4,814.6 million (US$698.0 million) in 2022 primarily due to payments for purchases of property and equipment and other long-lived assets of RMB4,441.3 million (US$643.9 million) for our data center development.

Net cash used in investing activities was RMB3953.0 million in 2021 primarily due to payments for purchases of property and equipment and other long-lived assets of RMB3,453.0 million for our data center development.

Financing Activities

Net cash generated from financing activities was RMB2,660.8 million (US$385.8 million) in 2022, due to proceeds from long-term bank loans of RMB5,815.4 million (US$843.2 million), and proceeds from short-term bank loans of RMB324.0 million (US$47.0 million), partially offset by repayment of long-term bank loans of RMB3,117.6 million (US$452.0 million).

Net cash generated from financing activities was RMB1,293.1 million in 2021, due to proceeds from long-term bank loans of RMB1,749.8 million, and proceeds from short-term bank loans of RMB266.2 million; partially offset by repayment of long-term bank loans of RMB613.3 million.

Material Cash Requirements

Our material cash requirements as of December 31, 2022 and any subsequent interim period primarily include our capital expenditures, capital expenditure commitments, long-term bank loans, operating lease commitments and finance lease commitments. Our material cash requirements, including capital expenditures, have been primarily funded by net cash provided by financing activities and net cash generated from operating activities. We will continue to make material cash requirements, including capital expenditures, to meet the expected growth of our business and expect that cash generated from our operating activities and financing activities will meet our material cash requirements needs in the foreseeable future.

Capital Expenditures

We had capital expenditures of RMB3,616.9 million in 2021 and RMB4,683.9 million (US$679.1 million) in 2022. Our capital expenditures were primarily for the purchase of property and equipment as well as land use rights.

Contractual Obligations

We had capital expenditure commitments amounting to RMB2,225.2 million (US$322.6 million) for the purchases of certain data center equipment and construction in progress as of December 31, 2022, which were due within one to two years.

The following table sets forth our other contractual obligations as of December 31, 2022:

	Payment Due by December 31,
	2023	2024	2025	2026	2027 and thereafter	Total
	(RMB in thousands)
Long-term bank loans	646,099	946,980	4,344,298	907,031	1,079,442	7,923,850
Operating lease commitments	43,820	29,262	27,247	25,876	226,864	353,069
Finance lease commitments	5,478	5,606	5,702	5,827	161,337	183,950

Our long-term bank loans (including current portion) outstanding as of December 31, 2022 bore a weighted average interest rate of 6.64% per annum.

Our leases consist of the leasing of building and office space, land, fiber optics and certain equipment.

Other than as discussed above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2022.

Off-Balance Sheet Arrangements

Other than the obligations set forth in the table above, we have not entered into any material financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

Holding Company Structure

We are a holding company with no material operations of its own. We conduct our mainland China business primarily through our subsidiaries and the consolidated VIEs. As a result, our ability to pay dividends depends upon dividends paid by our mainland China subsidiaries. We expect that the amounts of such service fees will increase in the foreseeable future as our mainland China business continues to grow. If our subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us.

In addition, our subsidiaries in mainland China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with the Accounting Standards for Business Enterprise as promulgated by the Ministry of Finance of the PRC, or PRC GAAP. In accordance with PRC company laws, our subsidiaries and the consolidated VIEs in mainland China must make appropriations from their after-tax profit to non-distributable reserve funds including (i) statutory surplus fund and (ii) discretionary surplus fund. The appropriation to the statutory surplus fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of our mainland China subsidiaries and the consolidated VIEs. Appropriation to discretionary surplus fund is made at the discretion of our mainland China subsidiaries and the consolidated VIEs.

As an offshore holding company, we are permitted under PRC laws and regulations to provide funding to our mainland China subsidiaries through loans or capital contributions, subject to applicable regulatory approvals. We cannot assure you that we will be able to obtain these regulatory approvals on a timely basis, if at all. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—PRC regulation of loans to and direct investment in mainland China entities by offshore holding companies and governmental control of conversion of foreign currencies into Renminbi may delay or prevent us from using the proceeds of our initial public offering to make loans to our WFOEs and the VIEs or to make additional capital contributions to our mainland China subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.” As a result, there is uncertainty with respect to our ability to provide prompt financial support to our mainland China subsidiaries and the consolidated VIEs when needed. Notwithstanding the foregoing, our mainland China subsidiaries may use their own retained earnings (rather than Renminbi converted from foreign currency denominated capital) to provide financial support to the consolidated VIEs either through entrustment loans from our mainland China subsidiaries or direct loans to such consolidated VIEs’ nominee shareholders, which would be contributed to the consolidated variable entity as capital injections.

C.
Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Our Technologies and Research and Development” and “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D.
Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2022 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial conditions.

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

Our significant accounting policies are set forth in Note 2 to our consolidated financial statements included in this annual report.

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

The realization of deferred tax assets requires judgment in assessing the likely future tax consequences of events that have been recognized in our financial statements or tax returns. Our accounting for deferred tax consequences represents our best estimate of those future tax consequences. We record a valuation allowance to offset deferred tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The assessment of realizability of deferred tax assets involves significant assumptions used in the projection of future taxable income and the future reversal pattern of taxable temporary differences. Certain of these significant assumptions are forward looking and may be affected by future market conditions and the performance of the Company.

As of December 31, 2021, we recorded deferred tax assets of RMB262.0 million, net of valuation allowance of RMB72.6 million. As of December 31, 2022, we recorded deferred tax assets of RMB309.0 million (US$44.8 million), net of valuation allowance of RMB102.7 million (US$14.9 million). If and when we increase or reduce the forecasted financial information, it may have an unfavorable or favorable impact, respectively, to our financial position and results of operations in the periods when such determinations are made. In addition, actual operating results in future years could differ from our current assumptions, judgments and estimates. Changes in these assumptions could materially affect the tax position measurement and financial statement recognition.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.
Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Michael Frederick Foust	67	Chairman of the Board of Directors
Huapeng Wu	50	Director, Chief Executive Officer
Qian Xiao	45	Director, President
Dongning Wang	51	Chief Financial Officer
Xinyue Fan	43	Chief Operating Officer
Binghua Zhang	51	Chief Technology Officer
Jonathan Jia Zhu	60	Director
Zhongjue Chen	44	Director
Barnaby Thomas Patrick Lyons	42	Director
Weili Hong	53	Independent Director
Thomas J. Manning	67	Independent Director
Gang Yu	63	Independent Director

Michael Frederick Foust has served as our chairman of the board of directors since July 2019. Mr. Foust has over 20 years of experience in data center investment, development and operations and a total of 36 years of experience overall in institutional real estate investments including development and portfolio management. In 2016, Mr. Foust was a founder of Bridge Data Centres (International) Pte. Ltd. and served as executive chairman from 2016 to 2020. In addition, Mr. Foust has served as a senior advisor for the data center industry for Digital Colony since 2014, the chairman of Data Bank, Ltd. since 2016 and the chairman of Vantage Data Centers since 2017. From 2004 to 2014, Mr. Foust served as the chief executive officer and a director at Digital Reality Trust, Inc. (NYSE: DLR) in San Francisco where he led the company’s IPO. In addition, Mr. Foust was a founder of the private equity investor GI Partners in Menlo Park, California where he served as a managing director from 2001 to 2004. He was responsible for real estate investments at GI Partners, with a strong focus on technology related assets including data centers and telecom facilities. Mr. Foust received his MBA degree from Harvard Business School, and his bachelor degree of arts, magna cum laude from Harvard University.

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

Jonathan Jia Zhu has served as our director since July 2019. Mr. Zhu has served as a managing director and partner of Bain Capital Private Equity Asia from 2006 to present. Since joining Bain Capital in 2006, Mr. Zhu has led Bain Capital’s investments in Asia, with a focus on China. Mr. Zhu is currently an independent non-executive director, chairman of the remuneration committee, and member of audit committee, nomination committee and executive committee of Greatview Aseptic Packaging Company Limited (HKEx: 0468), and an independent non-executive director, chairman of remuneration committee and member of audit committee and environmental, social and governance committee of Sunac China Holdings Limited (HKEx:1918), and also sits on the board of Asia Pacific Medical Group, ASIMCO, EcoCeres, Vitalink and Vision-X. Mr. Zhu was also a director and chairman of corporate governance and nominating committee of NaaS Technology Inc. (Nasdaq: NAAS) (formerly known as Rise Education Cayman Limited) from 2020 to 2022, a director of Lionbridge from 2015 to 2023, a director of Hugel, Inc. (KOSDAQ: 145020) from 2017 to 2022, a director of Trans Maldivian Airways from 2017 to 2020, a director of China Fire from 2010 to 2019, and a director of Clear Media from 2011 to 2020. Before joining Bain Capital in 2006, Mr. Zhu served as a managing director and chief executive officer at Morgan Stanley Dean Witter Asia Limited’s China business from 1996 to 2006. He served as an associate at Morgan Stanley & Co from 1995 to 1996 and as an associate at Shearman & Sterling from 1992 to 1994. Mr. Zhu received a bachelor’s degree from Zhengzhou University, a master’s degree from Nanjing University, and a juris doctor degree from Cornell Law School. Mr. Zhu is a trustee of Cornell University in the U.S. and Nanjing University in China.

Zhongjue Chen has served as our director since December 2018. Mr. Chen joined Bain Capital in 2005. Mr. Chen is currently a partner of Bain Capital Private Equity Asia, mainly responsible for managing Bain Capital’s private equity investments in Greater China and Asia Pacific region. His focus is on telecommunications, technology, media, business and financial services sectors. Prior to that, Mr. Chen served as an associate consultant at Bain & Company from 2001 to 2003. Mr. Chen currently sits on the boards of NaaS Technology Inc. (Nasdaq: NAAS) (formerly known as Rise Education Cayman Limited), ASIMCO, Newlinks, Vision-X, Tenacia Biotechnology and serves as the chairperson of the corporate governance and nominating committee of NaaS Technology Inc. Mr. Chen served as a director of ChinaPnR from 2015 to 2019 and Trans Maldivian Airways from 2017 to 2020. Mr. Chen received an MBA degree from Harvard University Business School and a bachelor’s degree in economics from Harvard University.

Barnaby Thomas Patrick Lyons has served as our director since July 2019. Mr. Lyons has also served as a partner, head of Asia at Bain Capital Credit Asia from 2015 to present. Mr. Lyons is also a director of India Resurgence Asset Management Business Private Limited and a director of Virgin Australia. He served as an associate at Bain Capital Credit (London) from 2006 to 2014. He served as a global management consultant at Bain & Company from 2004 to 2006. Mr. Lyons received a bachelor’s degree from Princeton University as a member of Phi Beta Kappa.

Weili Hong has served as our director since June 2020. Dr. Hong is an independent director and chairman of the compensation committee and member of audit and nomination committees of Dingdong (Cayman) Limited (NYSE: DDL). In addition, Dr. Hong served as the President and Chief Research Officer of CMC Holdings from 2016 to 2018. Prior to joining CMC, Dr. Hong was a partner of the Gopher Asset Management from 2014 to 2016, in charge of PE/VC FOFs and direct investments. He also served as the managing partner of KTB China from 2008 to 2012, and the head of BD in ING China from 2004 to 2007. Dr. Hong was one of the pioneers of China’s capital markets since he joined Shanghai Stock Exchange at its forming stage in 1992, where he served in several important positions and developed China’s first financial futures product. From 1997 to 2004, Dr. Hong had served as a managing director of the securities business of China Venture-Tech Investment Group and the head of its Shanghai Branch. Dr. Hong received his Bachelor’s degree in 1992 and Doctor’s degrees in Economics in

1999 from Fudan University. Dr. Hong currently serves as a Guest Professor and a supervisor of the Master Degree Program in the School of Economics and a Guest Professor of the Fanhai International School of Finance, Fudan University. Dr. Hong is also the vice chairman of the Global Alumni Association of the School of Economics, Fudan University, as well as the vice chairman of the Private Equity Association of Shanghai.

Thomas J. Manning has served as our director since August 2020. He is currently the executive chairman of Cresco Labs Inc. (CSE: CL), one of the largest and fastest growing public U.S.-based companies in the emerging cannabis industry. He also serves as an independent non-executive director on the board and the audit committee of CommScope Holding Company, Inc. (Nasdaq: COMM), a leading global telecommunication and network technology manufacturer. From 2018 to 2019, he was the former chairman and chief executive officer of Dun & Bradstreet, the global leader in corporate information and data analytics. Prior to joining Dun & Bradstreet, Mr. Manning worked and lived in Asia for nearly 20 years, serving as CEO of Cerberus Asia Operations & Advisory Limited, a subsidiary of Cerberus Capital Management, CEO of Capgemini Asia, a leading information technology services company, and CEO of Ernst & Young Consulting Asia. He was also a senior partner with Bain & Company in Silicon Valley and was also a practice leader with McKinsey & Company early in his career. Mr. Manning previously served as a director of four public companies in China, namely iSoftStone Holdings Limited (NYSE: ISS), Asiainfo-Linkage, Inc. (Nasdaq: ASIA), Gome Electrical Appliances Company (HKEx: 00493), and the Bank of Communications Co., Ltd. (HKEx: 03328), and he also served as a director of Clear Media Limited, a former Hong Kong listed company. In addition, he served as a director in several private equity backed companies in China, India and the United States. Mr. Manning is currently a 2020 Senior Fellow in Harvard University’s Advanced Leadership Initiative. He has served as an Executive-in-Residence at the University of Chicago Booth School of Business and an adjunct faculty member at The University of Chicago Law School. Mr. Manning holds an MBA from Stanford Graduate School of Business and a bachelor’s degree in East Asian Studies from Harvard College.

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

B.
Compensation

Compensation of Directors and Executive Officers

For the year ended December 31, 2022, we paid an aggregate of RMB15.1 million (US$2.2 million) in cash and benefits to our executive officers, and we paid US$260,000 in cash to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our mainland China subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

The table below summarizes, as of March 31, 2023, the incentive units that we have granted to our directors and executive officers, excluding any incentive units forfeited.

Name	Number of incentive units Granted	Type of incentive units	Date of Grant
Michael Frederick Foust	*	Key Person Incentive Unit	September 11, 2019
Huapeng Wu	*	Non-Key Person Incentive Unit	May 29, 2020
Qian Xiao	*	Key Person Incentive Unit	May 29, 2020
Dongning Wang	*	Non-Key Person Incentive Unit	May 29, 2020
Binghua Zhang	*	Non-Key Person Incentive Unit	March 30, 2022

____________

Note:

* Less than 1% of our outstanding shares.

As of March 31, 2023, individuals other than our directors and executive officers as a group held 4,691 incentive units.

BCPE Stack ESOP Holdco Limited Share Option Plan

Our BCPE Stack ESOP Holdco Limited Share Option Plan, or the ESOP Holdco Plan, was adopted as of December 2019. BCPE Stack ESOP Holdco Limited, or ESOP Holdco, was established as the incentive plan holding entity for our ESOP Holdco Plan.

Under the plan, the plan administrator has the right to grant to any plan participant, at any time prior to the termination of the plan, options in such quantity, at such price, on such terms and conditions as are consistent with the plan. Bain Capital serves as the nominee to hold class A shares of ESOP Holdco (the “ESOP Holdco Class A Shares”). We have issued 17,633,120 ordinary shares to ESOP Holdco. Correspondingly, a maximum of 17,633,120 class B shares of ESOP Holdco (the “ESOP Holdco Class B Shares”) may be issued upon exercise of options granted under the ESOP Holdco Plan. Unless otherwise agreed to by the special approval from the boards of directors of the ESOP Holdco, at any time after our IPO as defined under the ESOP Holdco Plan, each grantee who holds ESOP Holdco Class B Shares that have vested shall have the right to elect to exchange all (but not less than all) of such vested ESOP Holdco Class B Shares then held by such grantee for the same number of our ordinary shares according to our ESOP Holdco Plan. As of March 31, 2023, 8,188,548 ESOP Holdco Class B Shares have vested and been exchanged for our ordinary shares.

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

The table below summarizes, as of March 31, 2023, ESOP Holdco Class B Shares that we have granted to our directors and executive officers, all of which have been exercised into ESOP Holdco Class B Shares.

Name	Number of Underlying ESOP Holdco Class B Shares Granted	Price (US$/Share)	Date of Grant
Qian Xiao	*	0.50	January 8, 2020

____________

Note:

* Less than 1% of our outstanding shares.

As of March 31, 2023, individuals other than our directors and executive officers as a group held a total of 348,000 ESOP Holdco Class B Shares.

Chindata Group Holdings Limited 2020 Share Option Plan

We adopted and amended Chindata Group Holdings Limited 2020 Share Option Plan, or the 2020 Share Option Plan, in 2020.

Under the plan, the plan administrator has the right to grant to any plan participant, at any time prior to the termination of the plan, options in such quantity, at such price, on such terms and conditions as are consistent with the plan. A maximum of 29,628,812 ordinary shares of our company may be issued upon exercise of options granted under the 2020 Share Option Plan. As of March 31, 2023, 26,053,090 options have been granted under the 2020 Share Option Plan, and 12,233,648 options have been vested and exercised for our ordinary shares. Our ordinary shares issued for the grantee’s early exercise remain subject to the existing service and performance vesting conditions stipulated under the 2020 Plan.

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

The table below summarizes, as of March 31, 2023, the options that we have granted to our directors and executive officers.

Name	Number of Options Granted	Price (US$/Share)	Date of Grant
Qian Xiao	*	US$0.00001	March 10, 2022
Huapeng Wu	*	US$0.00001	March 10, 2022
	*	US$1.00	September 2, 2020

Note:

* Less than 1% of our outstanding shares.

As of March 31, 2023, individuals other than our directors and executive officers as a group held a total of 21,424,520 options under the 2020 Share Option Plan.

C.
Board Practices

Our board of directors currently consists of nine directors. A director is not required to hold any shares in our company by way of qualification. A director may vote with respect to any contract, proposed contract or arrangement in which he is materially interested, provided that (i) such director, if his or her interest in such contract or arrangement is material, has declared the nature of his or her interest at the earliest meeting of the board at which it is practicable for him or her to do so, either specifically or by way of a general notice and (ii) if such contract or arrangement is a transaction with a related party, such transaction has been approved by the audit committee. The directors may exercise all the powers of the company to borrow money, mortgage or charge its undertaking, property, and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any debt, liability, or obligation of the company or of any third party. None of our directors has a service contract with us that provides for benefits upon termination of service as a director.

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
•
reviewing annually all annual bonus, performance-based compensation plans, stock option, employee pension and welfare benefit plans; and
•
selecting or receiving advice from compensation and benefits consultants, independent legal counsel or other advisors only after taking into consideration all factors relevant to that person’s independence from management.

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

Board Diversity Matrix

Board Diversity Matrix (As of the date of this annual report)
Country of Principal Executive Offices	The People’s Republic of China

Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	9
	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	1	8	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	1
LGBTQ+	0
Did Not Disclose Demographic Background	0

D.
Employees

We had 981, 1,315 and 1,450 employees as of December 31, 2020, 2021 and 2022, respectively. The following table sets forth the breakdown of our employees as of December 31, 2022 by function and location:

Function	Number of Employees
Plan, design, construction, solution and operation and maintenance	822
Research and development	287
Sales and marketing	31
General administrative and others	310
Total	1,450

Location	Number of Employees
Mainland China	1,265
India	32
Malaysia	123
Singapore	25
Thailand	5
Total	1,450

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

As required by local regulations in the country where we operate, we participate in various employee social security plans that are administered by municipal and provincial governments for our full-time employees. In mainland China, such required social security plans include housing, pension, medical insurance, unemployment insurance, injury insurance and maternity insurance. We are required under PRC law to make contributions to employee benefit plans for our mainland China-based full-time employees at specified percentages of the total salaries, bonuses and certain allowance of our employees, up to a maximum amount specified by the relevant local governments in mainland China from time to time. We are also required to make contributions to mandated employee provident fund schemes required by local laws for our employees in other jurisdictions.

E.
Share Ownership

The following table sets forth information concerning the beneficial ownership of our ordinary shares as of March 31, 2023 by:

•
each of our directors and executive officers; and
•
each person known to us to beneficially own 5% or more of our ordinary shares.

The calculations in the table below are based on 406,539,105 Class A ordinary shares and 326,661,501 Class B ordinary shares issued and outstanding as of March 31, 2023.

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

Ordinary Shares Beneficially Owned as of March 31, 2023
	Class A ordinary shares	Class B ordinary shares	% of Beneficial Ownership**	% of Aggregate Voting Power***
Directors and Executive Officers†:
Michael Frederick Foust	*	—	*	*
Huapeng Wu	*	—	*	*
Qian Xiao	—	—	—	—
Dongning Wang	*	—	*	*
Xinyue Fan	*	—	*	*
Binghua Zhang	—	—	—	—
Jonathan Jia Zhu	—	—	—	—
Zhongjue Chen	—	—	—	—
Barnaby Thomas Patrick Lyons	—	—	—	—
Weili Hong	*	—	*	*
Thomas J. Manning	*	—	*	*
Gang Yu	—	—	—	—
All Directors and Executive Officers as a Group	7,141,725	—	1.0	0.1
Principal Shareholders:
Bain Capital Entities(1)	—	326,661,501	44.6	92.3
Boloria Investments Holding B.V.(2)	64,506,034	—	8.8	1.2
Zeta Cayman Limited(3)	55,290,887	—	7.5	1.0

____________

Notes:

* Beneficially owns less than 1% of our outstanding shares.

** For each person and group included in this column, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of the total number of shares outstanding and the number of shares such person or group has the right to acquire upon exercise of option, warrant or other right within 60 days after March 31, 2023. The total number of Class A and Class B ordinary shares issued as of March 31, 2023 was 733,200,606.

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

(1)
Represents (i) 151,853,352 Class B ordinary shares held by BCPE Bridge Cayman, L.P., or BCPE Bridge, (ii) 157,302,348 Class B ordinary shares held by BCPE Stack Holdings, L.P., or BCPE Stack, (iii) 8,961,229 Class B ordinary shares held by Bridge Management, L.P., or Bridge Management, and (iv) 8,544,572 ordinary shares held by BCPE Stack ESOP Holdco Limited, the incentive plan holding entity for our ESOP Holdco Plan. BCPE Bridge, BCPE Stack and Bridge Management are exempted limited partnerships established under the laws of the Cayman Islands. BCPE Bridge GP, LLC is the general partner of BCPE Bridge. BCPE Stack GP, LLC is the general partner of BCPE Stack and Bridge Management. Bain Capital Investors, LLC, or BCI, is the managing member of BCPE Bridge GP, LLC, BCPE Stack GP, LLC. As a result of the relationships described above, BCI may be deemed to exercise voting and dispositive power with respect to the securities held by BCPE Bridge and BCPE Stack. The registered address of BCPE Bridge and BCPE Stack is PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.
(2)
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
(3)
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

To our knowledge, as of March 31, 2023, a total of 255,453,046 Class A ordinary shares were held by one record holder in the United States. The holder is the Bank of New York Mellon, the depositary of our ADS program. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

F. Disclosure of A Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.
Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.
Related Party Transactions

Contractual Arrangements with Our Consolidated Affiliated Entities and Their Respective Shareholders

See “Item 4. Information on the Company—C. Organizational Structure.”

Transaction with Company Affiliate

In 2022, we incurred RMB403.3 million (US$58.5 million) to Hebei Jizongneng Energy Development Co., Ltd., an affiliate of our company, for utility purchased for our IDC colocation services business.

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

Legal Proceedings

From time to time, we may be involved in disputes and legal or administrative proceedings in the ordinary course of our business, including actions with respect to breach of contract, labor and employment claims, copyright, trademark and patent infringement, and other matters. Currently one of our subsidiaries in India has been involved in an arbitration proceeding in connection with a contract dispute with a local contractor and we are negotiating with the local contractor to reach a settlement. As the arbitration proceeding remains in an intermediate stage, we cannot reliably estimate the likelihood of an unfavorable outcome or the amounts or range of any potential loss. Based on currently available information, we do not believe that the ultimate outcome of the arbitration is reasonably possible to have a material adverse effect on our financial position, results of operations or cash flows. However, legal proceedings are subject to inherent uncertainties and our view of these matters may change in the future. We cannot predict whether we could become a party to any litigation, legal proceeding, or claim arising from the ordinary course of our business, which may, to various extents, affect our future results of business, operations and financial position.

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

We are a holding company incorporated in the Cayman Islands. For our cash requirements, including any payment of dividends to our shareholders, we rely upon payments from our operating entities. PRC regulations may restrict the ability of our mainland China subsidiary to pay dividends to us. See “Item 4. Information on the Company—B. Business Overview—Regulations — PRC Regulations — Regulations on Foreign Exchange and Offshore Investment” and “Item 4. Information on the Company—B. Business Overview—Regulations — PRC Regulations — Regulations on Dividend Distribution.”

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

Conversion. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any transfer of any Class B ordinary shares by a holder hereof to any person who is not any of BCPE Bridge Cayman, L.P., BCPE Stack Holdings, L.P. or their respective affiliates, such Class B ordinary Shares shall be automatically and immediately converted into an equal number of Class A ordinary Shares. In addition, all of the Class B ordinary shares held by BCPE Bridge Cayman, L.P. and BCPE Stack Holdings, L.P. shall be automatically and immediately converted into an equal number of Class A ordinary shares on the earlier of (i) such date when the number of ordinary shares held by BCPE Bridge Cayman, L.P. and BCPE Stack Holdings, L.P. and their affiliates (taken as a whole) falls below 10% of our aggregate number of ordinary shares then outstanding and (ii) October 2, 2025. All of the Class B ordinary shares beneficially held by Mr. Jing Ju shall be automatically and immediately converted into the same number of Class A ordinary shares if (i) Mr. Jing Ju ceases to act as our chief executive officer and (ii) Mr. Jing Ju ceases to act as our director due to his voluntary resignation or due to his removal following the occurrence of an event of default (as defined under our memorandum and articles of association) by Mr. Jing Ju or any of his affiliates. Mr. Jing Ju no longer served in the chief executive officer position after December 3, 2021 and he was removed as director of our company, effective as of December 13, 2022. Pursuant to our fifth amended and restated memorandum and articles of association, upon Mr. Ju’s removal as a director following the occurrence of an event of default, all of the Company’s Class B ordinary shares held by Mr. Ju through Abiding Joy Limited have automatically been converted into the same number of Class A ordinary shares.

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

Registration Rights Agreement

On November 24, 2020, we entered into a registration rights agreement with BCPE Bridge Cayman, L.P., BCPE Stack Holdings, L.P., Abiding Joy Limited, Datalake Limited, Stackdata Joy Limited, Lotus Walk Inc., Boloria Investments Holding B.V., Zeta Cayman Limited, under which the holders of our registrable securities are entitled to certain registration rights. Set forth below is a description of the registration rights granted under the agreement.

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

Payments of dividends and capital in respect of our ordinary shares (including Class A ordinary shares represented by ADSs) will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our ordinary shares or ADSs, nor will gains derived from the disposal of our ordinary shares or ADSs be subject to Cayman Islands income or corporation tax.

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

United States Federal Income Tax Considerations

The following discussion describes the material United States federal income tax considerations to a United States Holder (as defined below), under current law, of an investment in our ADSs or ordinary shares. This discussion is based on the federal income tax laws of the United States as of the date of this annual report, including the United States Internal Revenue Code of 1986, as amended, or the Code, existing and proposed Treasury regulations promulgated thereunder, judicial authority, published administrative positions of the United States Internal Revenue Service, or the IRS, and other applicable authorities, all as of the date of this annual report. All of the foregoing authorities are subject to change, which change could apply retroactively and could significantly affect the tax considerations described below. We have not sought any ruling from the IRS with respect to the statements made and the conclusions reached in the following discussion and there can be no assurance that the IRS or a court will agree with our statements and conclusions. This discussion, moreover, does not address the United States federal estate, gift, Medicare, or alternative minimum tax considerations, or any state, local and non-United States tax considerations, relating to the ownership or disposition of our ADSs or ordinary shares. Except as specifically described below, this discussion does not address any of the considerations of holding our ADSs or ordinary shares through a bank, financial institution or other entity, or a branch thereof, located, organized or resident outside the United States, including withholding taxes or reporting obligations applicable to accounts maintained with non-United States financial institutions (through which a United States Holder may hold our ADSs or ordinary shares) and does not describe any tax considerations arising in respect of the Foreign Account Tax Compliance Act, or FATCA.

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
•
an estate, the income of which is subject to United States federal income taxation regardless of its source; or
•
a trust, if (i) a court within the United States is able to exercise primary jurisdiction over its administration and one or more United States persons (as defined in the Code) have the authority to control all of its substantial decisions or (ii) in the case of a trust that was treated as a domestic trust under the law in effect before 1997, a valid election is in place under applicable Treasury regulations to treat such trust as a domestic trust.

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

Under a published IRS Notice, common or ordinary shares, or American depositary shares representing such shares (such as our ADSs), are considered to be readily tradable on an established securities market in the United States if they are listed on the Nasdaq, as our ADSs are (but not our ordinary shares). Based on existing guidance, it is unclear whether the ordinary shares will be considered to be readily tradable on an established securities market in the United States, because only our ADSs, and not the underlying ordinary shares, are listed on a securities market in the United States. We believe, but we cannot assure you, that dividends we pay, if any, on the ordinary shares that are represented by ADSs, but not on the ordinary shares that are not so represented, will, subject to applicable limitations, be eligible for the reduced rates of taxation. In addition, if we are treated as a mainland China resident enterprise under the PRC tax law (see “Item 10. Additional Information — E. Taxation — PRC Taxation”), then we may be eligible for the benefits of the income tax treaty between the United States and the PRC. If we are eligible for such benefits, then dividends that we pay on our ordinary shares, regardless of whether such shares are represented by ADSs, would, subject to applicable limitations, be eligible for the reduced rates of taxation.

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

Any gain or loss that you recognize on a disposition of our ADSs or ordinary shares generally will be treated as United States-source income or loss for foreign tax credit limitation purposes, which could limit the availability of foreign tax credits. However, if we are treated as a mainland China resident enterprise for PRC tax purposes and PRC tax is imposed on gain from the disposition of the ADSs or ordinary shares (see “Item 10. Additional Information — E. Taxation — PRC Taxation”), then a United States Holder that is eligible for the benefits of the income tax treaty between the United States and the PRC may elect to treat the gain as PRC-source income for foreign tax credit purposes. If such an election is made, the gain so treated will be treated as a separate class or “basket” of income for foreign tax credit purposes. You should consult your tax advisors regarding the proper treatment of gain or loss, as well as the availability of a foreign tax credit, in your particular circumstances.

Passive Foreign Investment Company

Based on the value of our assets and the nature and composition of our income and assets, we do not believe we were a passive foreign investment company, or PFIC, for United States federal income tax purposes for our taxable year ended December 31, 2022 and do not expect to be a PFIC in the foreseeable future, although there can be no assurances in this regard. The determination of PFIC status is based on an annual determination that cannot be made until the close of a taxable year, involves extensive factual investigation, including ascertaining the fair market value of all of our assets on a quarterly basis and the character of each item of income that we earn, and is subject to uncertainty in several respects. Moreover, we cannot assure you that the United States Internal Revenue Service, or the IRS, will agree with any position that we take. Accordingly, there can be no assurance that we will not be treated as a PFIC for any taxable year or that the IRS will not take a position contrary to any position that we take.

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

For this purpose, passive income generally includes dividends, interest, royalties and rents (other than certain royalties and rents derived in the active conduct of a trade or business and not derived from a related person). We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% by value of the stock. Although the law in this regard is unclear, we treat the VIEs as being owned by us for United States federal income tax purposes, because we exercise effective control over the operation of such entities and because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our consolidated financial statements. If it were determined, however, that we are not the owner of the VIEs for United States federal income tax purposes (for instance, because the relevant PRC authorities do not respect these arrangements), the nature and composition of our income and assets would change and we may be more likely to be treated as a PFIC for one or more taxable years.

Changes in the value of our assets and/or the nature or composition of our income or assets may cause us to be or become a PFIC. The determination of whether we will be a PFIC for any taxable year may depend in part upon the value of our goodwill and other unbooked intangibles not reflected on our balance sheet (which may depend upon the market price of our ADSs or ordinary shares from time to time, which may be volatile) and also may be affected by how, and how quickly, we spend our liquid assets, including the cash generated from our operations and raised in any offering. In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our market capitalization. Among other matters, if our market capitalization declines, we may be or become a PFIC for the current or future taxable years because our liquid assets and cash (which are for this purpose considered assets that produce passive income) may then represent a greater percentage of the value of our overall assets. Further, while we believe our classification methodology and valuation approach are reasonable, it is possible that the IRS may challenge our classification or valuation of our goodwill and other unbooked intangibles, which may result in our being a PFIC for one or more taxable years.

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

If you make a mark-to-market election, it will be effective for the taxable year for which the election is made and all subsequent taxable years unless our ADSs are no longer regularly traded on a qualified exchange or other market, or the IRS consents to the revocation of the election. United States Holders should consult their tax advisors regarding the availability of the mark-to-market election, and whether making the election would be advisable in such United States Holder’s particular circumstances.

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

J.
Annual Report to Security Holders

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Concentration of Credit Risk

Financial instruments that potentially subject us to significant concentration of credit risk primarily consist of cash and cash equivalents, restricted cash, short-term investments and accounts receivable. The carrying amounts of these assets represent our maximum exposure to credit risk. As of December 31, 2022, we had RMB4.2 billion (US$0.6 billion) in cash and cash equivalents, restricted cash and short-term investments, which is held in cash and demand deposits with financial institutions in the PRC and international financial institutions outside of the PRC, respectively. In the event of bankruptcy of one of these financial institutions, we may not be able to claim its cash and demand deposits back in full. We continue to monitor the financial strength of the financial institutions.

We expect that there is no significant credit risk associated with cash, cash equivalents restricted cash and short-term investments. We believe that we are not exposed to unusual risks as these financial institutions have high credit quality and the deposits are covered by governmental insurance systems. In May 2015, a new Deposit Insurance System (“DIS”) managed by the People’s Bank of China (“PBOC”) was implemented by the PRC government. Deposits in the licensed banks in mainland China are protected by DIS, up to a limit of RMB500 thousand.

Accounts receivable are typically unsecured and denominated in RMB, derived from revenue earned from customers, which are exposed to credit risk. The risk is mitigated by credit evaluations we perform on our customers and our ongoing monitoring process of outstanding balances. We maintain an allowance for credit losses and we had one single customer with a receivable balance exceeding 10% of the total accounts receivable balances of December 31, 2021 and 2022.

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

In 2020, our top client accounted for 81.7% of our total revenues. In 2021, our top client accounted for 83.2% of our total revenues. In 2022, our top client accounted for 86.3% of our total revenues.

Interest Rate Risk

We are exposed to interest rate risk on our interest-bearing liabilities. As of December 31, 2022, a hypothetical 1% increase or decrease in annual interest rates of RMB-denominated borrowings, US-denominated borrowings and MYR-denominated borrowings, in aggregate, would increase or decrease total interest expense by approximately RMB69.5 million (US$10.1 million).

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

Foreign Currency Exchange Rate Risk

From July 21, 2005, Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. For Renminbi against the U.S. dollar, there was appreciation of approximately 6.3% and 2.3% and depreciation of 8.2% during the years ended December 31, 2020, 2021 and 2022, respectively. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollar in the future. To the extent that we need to convert the U.S. dollar into Renminbi for capital expenditures and working capital and other business purposes, appreciation of Renminbi against U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert Renminbi into the U.S. dollar for the purpose of making payments for dividends on ordinary shares, strategic acquisitions or investments or other business purposes, appreciation of the U.S. dollar against Renminbi would have a negative effect on the U.S. dollar amount available to us. In addition, a significant depreciation of Renminbi against the U.S. dollar may significantly reduce the U.S. dollar equivalent of our earnings or losses.

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

From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders. In performing its duties under the deposit agreement, the depositary may use brokers, dealers, foreign currency dealers or other service providers that are owned by or affiliated with the depositary and that may earn or share fees, spreads or commissions. In 2022, we did not record any payments made by the depository to us.

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

A.—D.Material Modifications to the Rights of Security Holders

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

For the period from September 29, 2020, the date that the registration statement on Form F-1 was declared effective by the SEC, to December 31, 2022, we used approximately US$534 million of the net proceeds from our initial public offering for business expansion, general corporate purposes and working capital. There is no material change in the use of proceeds as described in our registration statement on Form F-1. We still intend to use the remainder of the proceeds from our initial public offering as disclosed in our registration statements on Form F-1.

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

Based upon that evaluation, our management has concluded that, as of December 31, 2022, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the SEC, our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2022 using criteria established in “Internal Control—Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2022.

Attestation Report of the Registered Public Accounting Firm

Our independent registered public accounting firm, Ernst & Young Hua Ming LLP, has audited the effectiveness of our company’s internal control over financial reporting as of December 31, 2022, as stated in its report, which appears on page F-4 of this annual report on Form 20-F.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Ernst & Young Hua Ming LLP, our principal external auditors, for the years indicated.

	2021	2022
	(US$’000)
Audit fees(1)	2,326	2,236
Audit-related fees(2)	69	44
Tax fees(3)	35	24

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
(3)
“Tax fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors associated with tax compliance, tax advice and tax planning.

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

In addition, as a “controlled company” as defined under the Nasdaq Stock Market Rules, we are permitted to elect to rely, and are currently relying, on certain exemptions from corporate governance rules. Currently, the majority of our board of directors are not independent directors. In addition, our compensation committee or corporate governance and nominating committee is not composed entirely of independent directors. Accordingly, the compensation of our executive officers is not determined or recommended solely by independent directors, and our director nominees are not selected or recommended solely by independent directors. As a result, you do not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our ADSs—We are a “controlled company” within the meaning of the Nasdaq Rules and, as a result, may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.”

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Chindata Group Holdings Limited was conclusively listed as a “Commission-Identified Issuer” by the Securities and Exchange Commission under the HFCAA in May 2022 following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. Our and the VIEs’ auditor, Ernst & Young Hua Ming LLP, a registered public accounting firm that the PCAOB was unable to inspect or investigate completely in 2021, issued the audit report for us for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB determined that it was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and vacated the 2021 Determinations. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F.

As of the date of this annual report and to our best knowledge: (i) no governmental entities in the Cayman Islands or in the PRC own shares of Chindata Group Holdings Limited or the VIEs, (ii) the governmental entities in the PRC do not have a controlling financial interest in Chindata Group Holdings Limited or the VIEs, (iii) none of the members of the board of directors of Chindata Group Holdings Limited or our operating entities, including the VIEs, is an official of the Chinese Communist Party, and (iv) none of the articles of association (or equivalent organizing document) of Chindata Group Holdings Limited or the VIEs contains any charter of the Chinese Communist Party.

ITEM 16J. INSIDER TRADING POLICIES

Not applicable.

PART III

ITEM 17 FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18 FINANCIAL STATEMENTS

The consolidated financial statements of Chindata Group Holdings Limited, its subsidiaries and the consolidated variable interest entities are included at the end of this annual report.

ITEM 19. EXHIBITS

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
4.1

BCPE Stack ESOP Holdco Limited Share Option Plan (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-248658), as amended, initially filed with the SEC on September 8, 2020)

4.2

Chindata Group Holdings Limited 2020 Share Option Plan (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form S-8 (File No. 333-265840), as amended, initially filed with the SEC on June 24, 2022)

4.3

Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-248658), as amended, initially filed with the SEC on September 8, 2020)

4.4

Form of Employment Agreement between the Registrant and its executive officers (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-248658), as amended, initially filed with the SEC on September 8, 2020)

4.5

English translation of the form of the Power of Attorney granted by shareholders of each VIE (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1 (File No. 333-248658), as amended, initially filed with the SEC on September 8, 2020)

4.6

English translation of the form of the Equity Pledge Agreement among each WFOE of the Registrant, each VIE and the shareholders of each VIE (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F-1 (File No. 333-248658), as amended, initially filed with the SEC on September 8, 2020)

4.7

English translation of the form of the Exclusive Business Cooperation Agreement between each WFOE of the Registrant and each VIE (incorporated herein by reference to Exhibit 10.7 to the registration statement on Form F-1 (File No. 333-248658), as amended, initially filed with the SEC on September 8, 2020)

4.8

English translation of the form of the Purchase Option Agreement among each WFOE of the Registrant, each VIE and the shareholders of each VIE (incorporated herein by reference to Exhibit 10.8 to the registration statement on Form F-1 (File No. 333-248658), as amended, initially filed with the SEC on September 8, 2020)

4.9

English translation of the Form Agreement on Comprehensive Technical Service for Hyperscale Internet Data Center between ByteDance Entity and Chindata Entity (incorporated herein by reference to Exhibit 10.9 to the registration statement on Form F-1 (File No. 333-248658), as amended, initially filed with the SEC on September 8, 2020)

4.10

Share Subscription Agreement between the Registrant and Joyful Phoenix Limited, dated September 23, 2020 (incorporated herein by reference to Exhibit 10.11 to the registration statement on Form F-1 (File No. 333-248658), as amended, initially filed with the SEC on September 8, 2020)

4.11

Share Subscription Agreement between the Registrant and SCEP Master Fund, dated September 23, 2020 (incorporated herein by reference to Exhibit 10.12 to the registration statement on Form F-1 (File No. 333-248658), as amended, initially filed with the SEC on September 8, 2020)

4.12

Share Subscription Agreement between the Registrant and Shiying Finance Limited, dated September 23, 2020 (incorporated herein by reference to Exhibit 10.13 to the registration statement on Form F-1 (File No. 333-248658), as amended, initially filed with the SEC on September 8, 2020)

4.13

Registration Rights Agreement dated November 24, 2020 by and among the Registrant, BCPE Bridge Cayman, L.P., BCPE Stack Holdings, L.P., Abiding Joy Limited, Datalake Limited, Stackdata Joy Limited, Lotus Walk Inc., Boloria Investments Holding B.V., Zeta Cayman Limited.(incorporated herein by reference to Exhibit 4.14 to our annual report on Form 20-F (File No. 001-39556) filed with the SEC on April 22, 2021)

8.1*	List of Significant Subsidiaries of the Registrant and VIEs
11.1

Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-248658), as amended, initially filed with the SEC on September 8, 2020)

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Ernst & Young Hua Ming LLP, an independent registered public accounting firm
15.2*	Consent of Maples and Calder (Hong Kong) LLP
15.3*	Consent of Fangda Partners
15.4*	Submission under Item 16I(a) of Form 20-F in relation to the Holding Foreign Companies Accountable Act
101.INS*	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104.*	Cover Page Interactive Data File - the cover page XBRL tags are embedded within the Exhibit 101 Inline XBRL document set

___________________

* Filed herewith.

** Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Chindata Group Holdings Limited

	By:	/s/ Huapeng Wu
	Name:	Huapeng Wu
Date: April 28, 2023	Title:	Director and Chief Executive Officer

CHINDATA GROUP HOLDINGS LIMITED

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Chindata Group Holdings Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Chindata Group Holdings Limited (the Company) as of December 31, 2022 and 2021, the related consolidated statements of comprehensive (loss) income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 28, 2023 expressed an unqualified opinion thereon.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Realizability of deferred tax assets
Description of the Matter

As described in Notes 2 and 12 to the consolidated financial statements, the Company recorded deferred tax assets of RMB309 million, net of valuation allowance of RMB103 million as of December 31, 2022. The Company records a valuation allowance to offset deferred tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized.

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

We performed procedures that included, among others, evaluating the assumptions used by the Company to develop projections of future taxable income by subsidiary and testing the completeness and accuracy of the underlying data used in the projections. For example, we compared the projected future taxable income to the actual taxable income of prior periods and other forecasted financial information prepared by the Company, and also considered the Company’s business plan for data centers. We assessed the historical accuracy of management’s projections. We also tested the Company’s scheduling of the reversal of taxable temporary differences. Furthermore, we evaluated the Company’s income tax disclosures related to the deferred tax assets recognized.

/s/ Ernst & Young Hua Ming LLP

We have served as the Company’s auditor since 2020.

Beijing, the People’s Republic of China

April 28, 2023

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Chindata Group Holdings Limited

Opinion on Internal Control Over Financial Reporting

We have audited Chindata Group Holdings Limited’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Chindata Group Holdings Limited (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2022 and 2021, the related consolidated statements of comprehensive (loss) income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes and our report dated April 28, 2023 expressed an unqualified opinion thereon.

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

April 28, 2023

CHINDATA GROUP HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

		As of December 31,
	Notes	2021	2022	2022
		RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents		4,390,293	3,115,914	451,765
Restricted cash		460,174	796,549	115,489
Short-term investments	3	193,672	100,368	14,552
Accounts receivable, net of allowance of RMB924 and RMB7,655 (US$1,110) as of December 31, 2021 and 2022, respectively	6	661,027	1,937,692	280,939
Value added taxes recoverable		327,553	437,579	63,443
Prepayments and other current assets		314,604	368,320	53,401
Total current assets		6,347,323	6,756,422	979,589
Non-current assets
Property and equipment, net	7	9,427,591	13,369,156	1,938,345
Operating lease right-of-use assets	5	803,544	1,104,895	160,195
Finance lease right-of use assets	5	136,825	133,037	19,289
Intangible assets	8	305,800	284,763	41,287
Goodwill	9	472,883	508,319	73,699
Deferred tax assets	12	30,866	44,596	6,466
Restricted cash		390,535	151,763	22,004
Value added taxes recoverable		424,011	369,016	53,502
Other non-current assets		342,573	378,264	54,843
Total non-current assets		12,334,628	16,343,809	2,369,630
Total assets		18,681,951	23,100,231	3,349,219
LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities (including current liabilities of the consolidated VIEs without recourse to the primary beneficiary RMB114,478 and RMB146,487 (US$21,238) as of December 31, 2021 and 2022, respectively):

Short-term bank loans	11	260,980	567,802	82,324
Current portion of long-term bank loans	11	1,689,545	635,278	92,106
Accounts payable		1,701,299	2,420,376	350,922
Amounts due to related parties	14	38,832	98,315	14,254
Income taxes payable	12	49,168	102,940	14,925
Current portion of operating lease liabilities	5	45,501	42,407	6,148
Current portion of finance lease liabilities	5	4,765	4,978	722
Derivative liabilities	2	—	20,577	2,983
Accrued expenses and other current liabilities	10	511,257	363,007	52,632
Total current liabilities		4,301,347	4,255,680	617,016

The accompanying notes are an integral part of the consolidated financial statements

CHINDATA GROUP HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

		As of December 31,
	Notes	2021	2022	2022
		RMB	RMB	US$

Non-current liabilities (including non-current liabilities of the consolidated VIEs without recourse to the primary beneficiary of RMB196,730 and RMB168,961 (US$24,497) as of December 31, 2021 and 2022, respectively):

Long-term bank loans	11	3,526,460	7,168,445	1,039,327
Operating lease liabilities	5	198,806	178,609	25,896
Finance lease liabilities	5	57,002	58,745	8,517
Deferred tax liabilities	12	270,950	376,135	54,534
Derivative liabilities	2	16,354	—	—
Other non-current liabilities		196,400	153,063	22,192
Total non-current liabilities		4,265,972	7,934,997	1,150,466
Total liabilities		8,567,319	12,190,677	1,767,482
Commitments and contingencies	19
Shareholders’ equity

Ordinary shares (par value of US$0.00001 per share, 4,500,000,000 Class A ordinary shares authorized, 359,099,633 Class A ordinary shares issued and 358,376,753 Class A ordinary shares outstanding; 500,000,000 Class B ordinary shares authorized, 373,459,748 Class B ordinary shares issued and 368,500,979 Class B ordinary shares outstanding as of December 31, 2021; 4,500,000,000 Class A ordinary shares authorized, 401,576,883 Class A ordinary shares issued and 400,259,749 Class A ordinary shares outstanding; 500,000,000 Class B ordinary shares authorized, 329,223,723 Class B ordinary shares issued and outstanding as of December 31, 2022)

		46	46	7
Additional paid-in capital		10,646,328	10,832,160	1,570,516
Statutory reserves	18	189,700	311,821	45,210
Accumulated other comprehensive loss	16	(257,977)	(300,517)	(43,571)
(Accumulated deficit)/retained earnings		(463,465)	66,044	9,575
Total shareholders’ equity		10,114,632	10,909,554	1,581,737
Total liabilities and shareholders’ equity		18,681,951	23,100,231	3,349,219

The accompanying notes are an integral part of the consolidated financial statements

CHINDATA GROUP HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

		For the year ended December 31,
	Notes	2020	2021	2022	2022
		RMB	RMB	RMB	US$
Revenue
Colocation services
Third parties		1,618,857	2,649,371	4,197,502	608,581
Related party	14	83,054	—	—	—
		1,701,911	2,649,371	4,197,502	608,581
Colocation rental		124,991	114,681	203,381	29,487
Others		4,175	88,225	150,779	21,861
Total revenue	4	1,831,077	2,852,277	4,551,662	659,929
Cost of revenue
Colocation services		(960,586)	(1,446,544)	(2,334,683)	(338,497)
Colocation rental		(135,160)	(125,188)	(194,112)	(28,144)
Others		(2,550)	(80,932)	(130,031)	(18,853)
Gross profit		732,781	1,199,613	1,892,836	274,435
Operating expenses
Selling and marketing expenses		(99,092)	(89,654)	(71,271)	(10,333)
General and administrative expenses		(564,286)	(359,470)	(549,609)	(79,686)
Research and development expenses		(41,175)	(75,344)	(83,496)	(12,106)
Total operating expenses		(704,553)	(524,468)	(704,376)	(102,125)
Operating income		28,228	675,145	1,188,460	172,310
Interest income		27,616	58,607	55,825	8,094
Interest expense		(238,384)	(294,978)	(356,858)	(51,740)
Foreign exchange (loss) gain		(3,548)	(4,726)	2,789	404
Changes in fair value of financial instruments	2	(12,717)	12,605	7,722	1,120
Others, net		(17,201)	24,183	48,078	6,971
(Loss) income before income taxes		(216,006)	470,836	946,016	137,159
Income tax expense	12	(67,339)	(154,416)	(294,386)	(42,682)
Net (loss) income		(283,345)	316,420	651,630	94,477
Net (loss) income attributable to Chindata Group Holdings Limited		(283,345)	316,420	651,630	94,477
Net (loss) earnings per share (Class A and B ordinary shares):
Basic	15	(0.46)	0.44	0.89	0.13
Diluted	15	(0.46)	0.43	0.89	0.13
Shares (Class A and B ordinary shares) used in the net (loss) earnings per share:
Basic	15	613,673,576	726,018,244	729,012,665	729,012,665
Diluted	15	613,673,576	729,015,250	732,581,960	732,581,960
Other comprehensive loss, net of tax of nil:
Foreign currency translation adjustments	16	(212,597)	(85,391)	(42,540)	(6,168)
Comprehensive (loss) income		(495,942)	231,029	609,090	88,309
Comprehensive (loss) income attributable to Chindata Group Holdings Limited		(495,942)	231,029	609,090	88,309

The accompanying notes are an integral part of the consolidated financial statements

CHINDATA GROUP HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

	Number of ordinary shares	Ordinary shares	Additional paid-in capital	Statutory reserves	Accumulated other comprehensive income (loss)	(Accumulated deficit)/retained earnings	Total shareholders’ equity
		RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2020	566,716,480	34	3,512,291	13,908	40,011	(329,071)	3,237,173
Net loss	—	—	—	—	—	(283,345)	(283,345)
Issuance of ordinary shares	46,075,737	4	1,769,641	—	—	—	1,769,645
Share issuance upon the initial public offering (“IPO”) and concurrent private placements, net of issuance costs	112,000,000	8	4,858,609	—	—	—	4,858,617
Share-based compensation (Note 13)	—	—	369,975	—	—	—	369,975
Appropriation of statutory reserves	—	—	—	68,884	—	(68,884)	—
Other comprehensive loss	—	—	—	—	(212,597)	—	(212,597)
Balance as of December 31, 2020	724,792,217	46	10,510,516	82,792	(172,586)	(681,300)	9,739,468
Cumulative effect of adoption of ASU 2016-13	—	—	—	—	—	8,323	8,323
Net income	—	—	—	—	—	316,420	316,420
Share-based compensation (Note 13)	—	—	119,047	—	—	—	119,047
Exercise of share options (Note 13)	2,085,515	—	16,765	—	—	—	16,765
Appropriation of statutory reserves	—	—	—	106,908	—	(106,908)	—
Other comprehensive loss	—	—	—	—	(85,391)	—	(85,391)
Balance as of December 31, 2021	726,877,732	46	10,646,328	189,700	(257,977)	(463,465)	10,114,632
Net income	—	—	—	—	—	651,630	651,630
Repurchase and retirement of ordinary shares	(708,401)	—	(21,820)	—	—	—	(21,820)
Share-based compensation (Note 13)	—	—	186,843	—	—	—	186,843
Exercise of share options (Note 13)	3,314,141	—	20,809	—	—	—	20,809
Appropriation of statutory reserves	—	—	—	122,121	—	(122,121)	—
Other comprehensive loss	—	—	—	—	(42,540)	—	(42,540)
Balance as of December 31, 2022	729,483,472	46	10,832,160	311,821	(300,517)	66,044	10,909,554
Balance as of December 31, 2022 (US$)	729,483,472	7	1,570,516	45,210	(43,571)	9,575	1,581,737

The accompanying notes are an integral part of the consolidated financial statements

CHINDATA GROUP HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollar (“US$”))

	For the year ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss) income	(283,345)	316,420	651,630	94,477
Adjustments to reconcile net (loss) income to net cash generated from operating activities:
Depreciation and amortization	410,694	587,080	861,748	124,942
Share-based compensation	349,846	120,724	175,950	25,510
Impairment of long-lived assets	—	—	83,482	12,104
Allowance for credit losses	3,850	4,646	7,425	1,077
Deferred income taxes	7,375	6,598	86,343	12,519
Changes in fair value of financial instruments	12,717	(12,605)	(7,722)	(1,120)
Amortization of debt issuance cost	33,455	35,808	75,702	10,976
Others	(120)	6,188	17,526	2,541
Changes in operating assets and liabilities:
Accounts receivable	(121,890)	(209,593)	(1,268,331)	(183,891)
Amount due from related parties	88,887	42	—	—
Value added taxes recoverable	6,900	123,988	121,989	17,687
Prepayments and other current assets	(38,934)	(194,617)	137,742	19,971
Operating lease right-of-use assets	10,800	(1,467)	40,666	5,896
Other non-current assets	(3,510)	(13,974)	(32,412)	(4,699)
Accounts payable	21,236	14,211	(16,700)	(2,421)
Income taxes payable	28,622	1,896	53,772	7,796
Amount due to related parties	(61,740)	6,754	91,043	13,200
Accrued expenses and other current liabilities	69,142	105,143	(144,554)	(20,958)
Operating lease liabilities	(10,854)	(129)	(40,148)	(5,821)
Other non-current liabilities	141,779	168,392	(35,856)	(5,200)
Net cash generated from operating activities	664,910	1,065,505	859,295	124,586
CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property and equipment and other long-lived assets, net of proceeds from sales of property and equipment	(2,424,647)	(3,452,962)	(4,441,263)	(643,923)
Purchase of land use rights	(287,630)	(163,896)	(242,652)	(35,181)
Cash paid for investment and business combination, net of cash acquired	(56,992)	(150,000)	(228,878)	(33,184)
Purchase of short-term investments	—	(285,506)	(110,000)	(15,949)
Sales and maturities of short-term investments	—	99,393	208,231	30,191
Net cash used in investing activities	(2,769,269)	(3,952,971)	(4,814,562)	(698,046)

The accompanying notes are an integral part of the consolidated financial statement

CHINDATA GROUP HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollar (“US$”))

	For the year ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of ordinary shares	1,810,200	—	—	—
Proceeds from IPO and concurrent private placements, net of issuance cost	4,871,804	—	—	—
Payment of issuance cost for ordinary shares issued in prior year	—	(14,734)	—	—
Proceeds from exercise of share options	—	10,449	14,073	2,040
Principal portion of finance lease payments	(18,441)	(7,723)	(5,284)	(766)
Proceeds from short-term bank loans	68,971	266,155	323,967	46,971
Proceeds from long-term bank loans	1,743,315	1,749,836	5,815,436	843,159
Payment of debt issuance cost	(47,128)	(32,973)	(111,181)	(16,121)
Repayment of short-term bank loans	(15,000)	(64,606)	(258,579)	(37,490)
Repayment of long-term bank loans	(224,919)	(613,343)	(3,117,634)	(452,014)
Net cash generated from financing activities	8,188,802	1,293,061	2,660,798	385,779
Exchange rate effect on cash, cash equivalents and restricted cash	(292,820)	(76,056)	117,693	17,065
Net increase (decrease) in cash, cash equivalents and restricted cash	5,791,623	(1,670,461)	(1,176,776)	(170,616)
Cash, cash equivalents and restricted cash at the beginning of the year	1,119,840	6,911,463	5,241,002	759,874
Cash, cash equivalents and restricted cash at the end of the year	6,911,463	5,241,002	4,064,226	589,258
Supplemental disclosures of cash flow information:
Interest expense paid	197,581	259,719	664,919	96,404
Income taxes paid	27,774	84,028	200,627	29,088
Supplemental disclosures of non-cash information:
Purchase of property and equipment included in accounts payable	1,121,253	1,598,020	2,311,677	335,162
Reconciliation of cash, cash equivalents and restricted cash
Cash and cash equivalents	6,705,612	4,390,293	3,115,914	451,765
Restricted cash, current	102,598	460,174	796,549	115,489
Restricted cash, non-current	103,253	390,535	151,763	22,004
Total cash, cash equivalents and restricted cash shown in the statements of cash flows	6,911,463	5,241,002	4,064,226	589,258

The accompanying notes are an integral part of the consolidated financial statement

CHINDATA GROUP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

1. ORGANIZATION

Chindata Group Holdings Limited (the “Company”) is a limited liability company incorporated in the Cayman Islands on December 27, 2018. The Company, its subsidiaries, the variable interest entities, and subsidiaries of the variable interest entities are hereinafter collectively referred to as the “Group”. The Group is principally engaged in the provision of internet data center (“IDC”) colocation and rental services under “Chindata” brand in the People’s Republic of China (the “PRC” or “China”) and under "Bridge Data Centers" brand in other Asia-Pacific emerging markets. The Company does not conduct any substantive operations on its own but instead conducts its primary business operations through its subsidiaries, the variable interest entities, and subsidiaries of the variable interest entities, which are primarily located in China, Malaysia and India.

In preparation for the initial public offering (IPO) in 2020, the Company underwent a restructuring through a series of transactions and combined Chindata’s China business and the business of Bridge Data Centers.

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

In 2021 and 2022, the Company issued 2,100,000 and 3,200,000 Class A ordinary shares to its share depositary bank which will be used to settle share option awards upon their exercise, respectively. No consideration was received by the Company for this issuance of ordinary shares. These ordinary shares are legally issued but deemed not outstanding for accounting purposes.

During the years ended December 31, 2020, 2021 and 2022, 5,993,740, 12,421,850 and 13,786,652 Class B shares were exchanged for Class A ordinary shares, respectively, pursuant to the awards agreements.

In 2022, 708,395 Class B ordinary shares owned by Mr. Jing Ju were repurchased and retired by the Company (Note 13). In addition, remaining 29,740,978 Class B ordinary shares held by Mr. Ju were converted into Class A ordinary shares.

As of December 31, 2022, there were 401,576,883 Class A ordinary shares issued and 400,259,749 Class A ordinary shares outstanding; 329,223,723 Class B ordinary shares issued and outstanding.

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

1. ORGANIZATION (Continued)

As of December 31, 2022, the Company’s principal subsidiaries, variable interest entities, and subsidiaries of the variable interest entities, are as follows:

Name	Date of establishment/ acquisition	Place of establishment	Percentage of equity interest attributable to the Company	Principal activities
Stack Midco Limited	November 27, 2018	Cayman	100%	Investment holding
Suzhou Stack Data Technology Co., Ltd. (“Suzhou Stack”)*	December 10, 2018	PRC	100%	Provision of technical and consulting services
Hebei Stack Data Technology Investment Co., Ltd. (“Hebei Stack”)*	July 10, 2019	PRC	100%	Provision of technical and consulting services
Chindata (Hebei) Co., Ltd.	April 26, 2019	PRC	100%	Provision of technical and consulting services
Datong Qinhuai Data Co., Ltd.	April 26, 2019	PRC	100%	Provision of technical and consulting services
Huailai Sidake Data Co., Ltd.	June 12, 2019	PRC	100%	Provision of technical and consulting services
Bridge Data Centres Malaysia Sdn. Bhd.	November 1, 2017	Malaysia	100%	Provision of IDC colocation rental services
Bridge Datacentres (Mumbai) LLP	October 18, 2017	India	100%	Provision of IDC colocation rental services
Variable interest entities:
Sitan (Beijing) Data Science and Technology Co., Ltd. (“Beijing Sitan”)	December 19, 2018	PRC	Nil	Provision of IDC colocation services
Hebei Qinshu Information Science and Technology Co., Ltd. (“Hebei Qinshu”)	July 10, 2019	PRC	Nil	Provision of IDC colocation services
Variable interest entities’ subsidiaries:
Chindata (Beijing) Co., Ltd.	April 26, 2019	PRC	Nil	Provision of IDC colocation services
Sidake Hebei Data Science and Technology Co., Ltd.	April 26, 2019	PRC	Nil	Provision of IDC colocation services
Datong Sitan Data Science and Technology Co., Ltd.	April 26, 2019	PRC	Nil	Provision of IDC colocation services
Chindata (Shenzhen) Co., Ltd.	April 26, 2019	PRC	Nil	Provision of IDC colocation services
Huailai Qinyuan Information Science and Technology Co., Ltd.	July 12, 2019	PRC	Nil	Provision of IDC colocation services
Datong Qinling Information Science and Technology Co., Ltd.	July 26, 2019	PRC	Nil	Provision of IDC colocation services

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

1. ORGANIZATION (Continued)

The following is a summary of the Contractual Agreements:

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

In the opinion of the Company’s legal counsel, i) the ownership structure of the Company, including its subsidiaries in the PRC and VIEs are in compliance with all existing PRC laws and regulations; and (ii) each of the Contractual Agreements is valid, binding and enforceable in accordance with its terms and applicable PRC laws; (iii) the resolutions are valid in accordance with the articles of association of Stack Midco Limited and Cayman Islands Law.

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

The following table sets forth the assets, liabilities, results of operations and cash flows of the VIEs included in the Company’s consolidated balance sheets, consolidated statements of comprehensive (loss) income and consolidated statements of cash flows:

	As of December 31,
	2021	2022	2022
	RMB	RMB	US$
Current assets
Cash and cash equivalents	577,753	447,526	64,885
Short-term investments	129,946	100,368	14,552
Accounts receivable, net	588,518	1,687,100	244,607
Amounts due from subsidiaries of the Group	621,276	1,163,722	168,724
Value added taxes recoverable	4,273	12,081	1,752
Prepayments and other current assets	5,931	4,721	684
Total current assets	1,927,697	3,415,518	495,204
Non-current assets
Property and equipment, net	57,832	60,832	8,820
Operating lease right-of-use assets	221,708	190,266	27,586
Finance lease right-of-use assets	866	—	—
Intangible assets	17,797	15,342	2,224
Amounts due from subsidiaries of the Group	300,000	300,000	43,496
Deferred tax assets	—	2,024	293
Value added taxes recoverable	—	718	104
Other non-current assets	10,114	8,745	1,268
Total non-current assets	608,317	577,927	83,791
Total assets	2,536,014	3,993,445	578,995
Current liabilities
Accounts payable	40,260	34,153	4,952
Income taxes payable	4,184	2,720	394
Amounts due to subsidiaries of the Group	2,111,460	3,545,509	514,050
Current portion of operating lease liabilities	35,990	31,811	4,612
Accrued expenses and other current liabilities	34,044	77,803	11,280
Total current liabilities	2,225,938	3,691,996	535,288
Non-current liabilities
Operating lease liabilities	188,104	161,230	23,376
Deferred tax liabilities	499	—	—
Other non-current liabilities	8,127	7,731	1,121
Total non-current liabilities	196,730	168,961	24,497
Total liabilities	2,422,668	3,860,957	559,785

1. ORGANIZATION (Continued)

	For the year ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
Revenue	1,706,086	2,656,005	4,261,474	617,856
Net (loss) income	(52,771)	2,942	11,288	1,637
Net cash generated from operating activities	184,998	460,676	90,809	13,166
Net cash used in investing activities	(12,115)	(133,441)	(221,036)	(32,047)
Net cash used in financing activities	—	(1,071)	—	—

The revenue-producing assets that are held by the VIEs comprise of property and equipment, and operating lease right-of-use assets. The VIEs contributed an aggregate of 93%, 93% and 94% of the Group’s consolidated revenue for the years ended December 31, 2020, 2021 and 2022, after elimination of inter-entity transactions.

As of December 31, 2022, there was no pledge or collateralization of the VIEs’ assets that can only be used to settle obligations of the VIEs. Other than the amounts due to subsidiaries of the Group (which are eliminated upon consolidation), all remaining liabilities of the VIEs are without recourse to the Company.

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

Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenue and expenses during the reporting periods. Significant estimates and assumptions reflected in the Group’s consolidated financial statements include, but are not limited to, the allowance for credit losses of accounts receivable, other receivable and debt securities, the purchase price allocation with respect to business combinations, useful lives of long-lived assets, impairment of long-lived assets and goodwill, realization of deferred tax assets, measurement of right-of-use assets and lease liabilities including incremental borrowing rate (“IBR”) used in measurement, legal contingencies, share-based compensation, and the fair value of financial instruments. Management bases the estimates on historical experience and various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could materially differ from those estimates.

Convenience translation

Amounts in U.S. dollars (“US$”) are presented for the convenience of the reader and are translated at the noon buying rate of RMB6.8972 per US$1.00 on December 31, 2022 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

CHINDATA GROUP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Foreign currency

The Group’s financial information is presented in Renminbi (“RMB”). The functional currency of the Company and the subsidiaries in Cayman is U.S. dollars. The functional currency of the Company’s subsidiaries in Malaysia is the Malaysian Ringgit (“MYR”). The functional currency of the Company’s subsidiaries in India is Indian Rupees (“INR”). The functional currency of the Company’s subsidiaries and the VIEs located in the PRC is RMB. Transactions denominated in foreign currencies are re-measured into the functional currency at the exchange rates prevailing on the transaction dates. Monetary assets and liabilities denominated in foreign currencies are re-measured at the exchange rates prevailing at the balance sheet date. Non-monetary items that are measured in terms of historical cost in foreign currency are re-measured using the exchange rates at the dates of the initial transactions. Exchange gains and losses are included in the consolidated statements of comprehensive (loss) income. The Company uses the average exchange rate for the year and the exchange rate at the balance sheet date to translate the operating results and financial position, respectively. Translation differences are recorded in “Accumulated other comprehensive loss”, a component of shareholders’ equity.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and time deposits or other highly liquid investments placed with banks which are unrestricted as to withdrawal or use and have original maturities of less than three months.

Restricted cash

Restricted cash primarily represent cash pledged as security for the Group’s bank loans.

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

Accounts receivable

On January 1, 2021, the Group adopted Accounting Standard Update (“ASU”) 2016-13, Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”), using a modified retrospective transition method, which resulted in a cumulative-effect adjustment to decrease the opening balance of accumulated deficit on January 1, 2021 by RMB8,323, after net of RMB2,219 of income taxes.

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

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Capitalized interest

Interest, including amortization of deferred financing costs, associated with major development and construction projects is capitalized and included in construction in progress in accordance with ASC 835, Interest (“ASC 835”). The capitalization of interest commences when expenditure for the asset is being incurred, interest costs are being incurred and activities that are necessary to prepare the asset for its intended use or sale are in progress. The capitalization of interest ceases when the project is substantially completed or the development activity is suspended for more than a brief period. The amount to be capitalized is determined by applying the weighted average interest rate of the Group’s outstanding borrowings to the average amount of accumulated qualifying capital expenditures for assets under construction during the year. Total interest expenses incurred amounted to RMB330,573, RMB412,455 and RMB522,052(US$75,690), of which RMB92,189, RMB117,477 and RMB165,194 (US$23,951) were capitalized for the years ended December 31, 2020, 2021 and 2022, respectively.

Derivative instruments

ASC Topic 815, Derivatives and Hedging (“ASC 815”), requires all contracts that meet the definition of a derivative to be recognized on the balance sheet as either assets or liabilities and recorded at fair value. The Group’s derivatives represent target accrual forward transaction, the embedded call option, cross currency swap, interest rate swap and non-deliverable forward that did not qualify for hedge accounting in accordance with ASC 815. The Group entered into derivatives primarily for the purpose to manage the interest rate risk and foreign currency exchange rate risk for the long-term borrowings.

The derivatives are accounted for at fair value by recording the unrealized mark-to-market (fair value adjustment) in each period in the consolidated statements of comprehensive (loss) income within “Changes in fair value of financial instruments”. The notional amounts of the derivative contracts were MYR396,654 and US$35,500, respectively, as of December 31, 2022, and MYR396,654 and US$29,000, respectively, as of December 31, 2021. A loss of RMB20,479, RMB1,620 and a gain of RMB6,359 (US$922) was recognized in the consolidated statements of comprehensive (loss) income for the years ended December 31, 2020, 2021 and 2022, respectively. The estimated fair value of the derivatives is determined at discrete points in time with reference to the market rates using industry standard valuation techniques. The fair value of the Group’s derivatives was determined utilizing market observable forward exchange rates. During all periods presented, there were no changes in valuation technique; or transfers in and out of each level.

Fair value measurements

Financial instruments of the Group primarily include cash and cash equivalents, restricted cash, short-term investments, accounts receivable, derivatives, amounts due to related parties, accounts payable, certain other current assets and liabilities, short-term bank loans and long-term bank loans. The carrying amount of the long-term bank loans approximates its fair value due to the fact that the related interest rate approximates the interest rates currently offered by financial institutions for similar debt instruments of comparable maturities. The derivatives were recorded at fair value as determined on the respective issuance or origination date and subsequently adjusted to its fair value at each reporting date. The Group determined the fair values of the derivatives with the assistance of an independent appraiser. The Group applies ASC 820 Fair Value Measurements and Disclosures (“ASC 820”), in measuring fair value. ASC 820 defines fair value, establishes a framework for measuring fair value and requires disclosures to be provided on fair value measurement. The carrying values of the remaining financial instruments approximate their fair values due to their short-term maturities.

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

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fair value measurements (Continued)

Assets and liabilities measured at fair value on a recurring basis as of December 31, 2021 are summarized below:

	Quoted price in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
	RMB	RMB	RMB
Short-term investments
Trading securities	129,946	—	—
Held-to-maturity debt securities	—	63,726	—
Derivative assets	—	2,446	—
Derivative liabilities	—	16,354	—

Assets and liabilities measured at fair value on a recurring basis as of December 31, 2022 are summarized below:

	Quoted price in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
	RMB	RMB	RMB
Short-term investments
Trading securities	80,368	—	—
Held-to-maturity debt securities	—	20,000	—
Derivative liabilities	—	20,577	—

Equity method investments

The Group’s investments in entities in which the Group can exercise significant influence but does not own a majority equity interest or control are generally accounted for under the equity method of accounting. Equity method investments are initially measured at cost, and are subsequently adjusted for cash contributions, distributions and the Group's share of the income and losses of the investees. The Group records its equity method investment in “Other non-current assets” in the consolidated balance sheets. The Group's proportionate share of the income or loss from its equity method investment are recorded in “Others, net” in the consolidated statements of comprehensive (loss) income, which was income of RMB3,201 and loss of RMB3,889(US$564) for the years ended December 31, 2021 and 2022, respectively. The share of income or loss from equity method investments was immaterial for the year ended December 31, 2020. The Group reviews its investment periodically to determine if any investment may be impaired considering both qualitative and quantitative factors that may have a significant impact on the investees' fair value. No impairment loss was recognized for the years presented.

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

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Property and equipment, net

Property and equipment are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the assets, as follows:

Category	Estimated Useful Life
Buildings	20 to 58 years
Data center equipment
– Machinery	5 to 15 years
– Other equipment	3 to 5 years
Furniture and office equipment	3 to 5 years
Computers and network equipment	3 to 5 years
Motor vehicles	3 to 10 years
Purchased software	5 to 10 years
Leasehold improvements	Lesser of useful life or lease term

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

Impairment of long-lived assets other than goodwill

The Group evaluates its long-lived assets for impairment whenever events or changes in circumstances, such as a significant adverse change to market conditions that will impact the future use of the assets, indicate that the carrying amount of an asset may not be fully recoverable. When these events occur, the Group evaluates the recoverability of long-lived assets by comparing the carrying amount of the assets to the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Group recognizes an impairment loss based on the excess of the carrying amount of the assets over their fair value. Fair value is generally determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary.

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

Goodwill

In accordance with ASC 350, Intangibles—Goodwill and Other (“ASC 350”), the Group assigned and assessed goodwill for impairment at the reporting unit level. A reporting unit is an operating segment or one level below the operating segment. The Group determined that there are two reporting units as of December 31, 2021 and 2022, Bridge Group and Stack Group. Under ASC 350, goodwill is not amortized but is tested for impairment on an annual basis, or more frequently if events or changes in circumstances indicate that it might be impaired. In accordance to ASU No. 2011-08, Intangibles—Goodwill and Other (“ASU 2011-08”), the Group can elect to perform a qualitative assessment to determine whether the two-step impairment testing on goodwill is necessary. The Group adopted ASU 2017-04, Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment (“ASU 2017-04”), which eliminates the requirement to calculate the implied fair value of goodwill and record the amount of goodwill impairment as the excess of a goodwill allocated to the reporting unit’s carrying amount over its fair value, not to exceed the total amount of goodwill allocated to the reporting unit. The Group assesses qualitative factors such as business changes, economic outlook, financial trends and forecast, growth rates, industry data and other relevant qualitative factors to determine if it’s more-likely-than-not that the goodwill might be impaired and whether it’s necessary to perform a quantitative goodwill impairment. If the qualitative factors indicate a potential impairment, the Company compares the carrying amount of a reporting unit to its fair value. No impairment of goodwill was recorded for the years ended December 31, 2020, 2021 and 2022 (Note 9).

Comprehensive (loss) income

Comprehensive (loss) income is defined as the changes in equity of the Group during a period from transactions and other events and circumstances excluding transactions resulting from investments by shareholders and distributions to shareholders. Among other disclosures, ASC 220, Comprehensive Income, requires that all items that are required to be recognized under current accounting standards as components of comprehensive (loss) income be reported in a financial statement that is displayed with the same prominence as other financial statements. For each of the periods presented, the Group’s comprehensive (loss) income includes net loss and foreign currency translation adjustments, and is presented in the consolidated statements of comprehensive (loss) income.

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

Revenue recognition

The Group applies the five-step model outlined in ASC 606. The Group accounts for a contract when it has approval and commitment from the customer, the rights of the parties are identified, payment terms are identified, the contract has commercial substance and collectability of consideration is probable. Variable consideration is included in the transaction price if, in our judgment, it is probable that a significant future reversal of cumulative revenue recognized under the contract will not occur. Timing of revenue recognition is generally the same as the timing of invoicing to customers. Contract assets and contract liabilities were nil as of December 31, 2021 and 2022. Using the practical expedient in ASC 606, the Group does not adjust the promised amount of consideration for the effects of a significant financing component if it expects, at contract inception, that the period between the transfer of the promised good or service to the customer and when the customer pays for that good or service will be one year or less. The Group also elected to exclude sales taxes and other similar taxes from the measurement of the transaction price, and accordingly, recognized revenues net of value added taxes (“VAT”) and surcharges.

CHINDATA GROUP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue recognition(Continued)

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

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue recognition (Continued)

Colocation rental

The Group rents out hyperscale data center space to customers in Malaysia and India. The Group applied the practical expedient to account for lease and non-lease components associated with the lease as a single lease component under ASC 842 as the lease component is predominant. Colocation rental revenue is recognized on a straight-line basis over the lease term. Lease incentive provided to customers is recognized as a reduction of colocation rental revenue on a straight-line basis over the lease term.

Others

Other revenue mainly includes revenues from fiber optic cable and other fitting services provided at the customers’ request and the construction service. Revenue is recognized over time when the Group’s performance creates or enhances an asset that the customer controls as the asset is created or enhanced. Otherwise, revenue is recognized at a point in time when a customer obtains control of a promised asset or service and the Group satisfies its performance obligation. The Group uses the output measure to recognize revenue over time provided all revenue recognition criteria have been met, as it most faithfully depicts the Group’s performance toward complete satisfaction of the performance obligation. Majority of the revenues are recognized over time and revenue recognized at point in time is not material.

As of December 31, 2022, the aggregate amount of transaction price allocated to performance obligations (unsatisfied or partially unsatisfied) of RMB24,723,133 (US$3,584,517) was related to colocation services and did not include any variable consideration. The Company expects to recognize as revenue 13%, 51% and 36% of these performance obligations within twelve months, one to five years, and after five years, respectively.

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

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Government grants

Government grants primarily consist of financial grants received from provincial and local governments for operating a business in their jurisdictions and compliance with specific policies promoted by the local governments. The government grants of operating nature with no further conditions to be met are recorded in "Others, net" in the consolidated statements of comprehensive (loss) income when received. The government grants with certain operating conditions are recorded as “Accrued expenses and other current liabilities” or “Other non-current liabilities” line items in the consolidated balance sheets when received and are recognized as income in “Others, net” in equal amounts over the period the Group benefit from it. If the government grants are related to an asset, it is recognized as “Accrued expenses and other current liabilities” or “Other non-current liabilities” line items in the consolidated balance sheets when received, once the Group fulfills the conditions stipulated under the grant, the grant amount then will be recognized in the consolidated statements of comprehensive (loss) income in equal amounts over the expected useful life of the related asset, as a reduction of the related depreciation expense.

For the years ended December 31, 2020, 2021 and 2022, government grants recorded in "Others, net" were RMB10,211, RMB13,214 and RMB29,103 (US$4,220), respectively.

As of December 31, 2021, government grants recorded in "Accrued expenses and other current liabilities" and "Other non-current liabilities" were RMB8,629 and RMB94,959, respectively. As of December 31, 2022, government grants recorded in "Accrued expenses and other current liabilities" and "Other non-current liabilities" were RMB10,303 (US$1,494) and RMB100,141 (US$14,519), respectively.

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

Employee benefit expenses

All eligible employees of the Group in the PRC are entitled to staff welfare benefits including medical care, welfare subsidies, unemployment insurance and pension benefits through a PRC government-mandated multi-employer defined contribution plan. The Group is required to accrue for these benefits based on certain percentages of the qualified employees’ salaries and to make contributions to the plans out of the amounts accrued. The PRC government is responsible for the medical benefits and the pension liability to be paid to these employees and the Group’s obligations are limited to the amounts contributed. The Group recorded employee benefit expenses of RMB18,385, RMB53,465 and RMB64,385 (US$9,335) for the years ended December 31, 2020, 2021 and 2022, respectively.

The Group also maintains a government mandated employee provident fund schemes to cover employees of its wholly owned subsidiaries in Malaysia. The employee provident fund schemes are considered a defined contribution plan. Employer and employee contributions are made based on various percentages of salaries and wages that vary based on employee age and other factors. The Group’s contributions into the program amounted to RMB1,049, RMB991 and RMB1,058 (US$153) for the years ended December 31, 2020, 2021 and 2022, respectively.

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

The Group accounted for uncertainties in income taxes in accordance with ASC 740. Interest and penalties arising from underpayment of income taxes shall be computed in accordance with the related PRC tax law. The amount of interest expense is computed by applying the applicable statutory rate of interest to the difference between the tax position recognized and the amount previously taken or expected to be taken in a tax return. Interest and penalties recognized in accordance with ASC 740 are classified in the consolidated statements of comprehensive (loss) income as income tax expense.

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

Concentration of risks

Concentration of credit risk

Financial instruments that potentially subject the Group to significant concentration of credit risk primarily consist of cash and cash equivalents, restricted cash, short-term investments and accounts receivable. The carrying amounts of these assets represent the Group’s maximum exposure to credit risk. As of December 31, 2022, the Group has RMB4,164,594 (US$603,810) in cash and cash equivalents, restricted cash and short-term investments, which is held in cash and demand deposits with financial institutions in the PRC and international financial institutions outside of the PRC, respectively. In the event of bankruptcy of one of these financial institutions, the Group may not be able to claim its cash and demand deposits back in full. The Group continues to monitor the financial strength of the financial institutions.

The Group expects that there is no significant credit risk associated with cash, cash equivalents restricted cash and short-term investments. The Group believes that it is not exposed to unusual risks as these financial institutions have high credit quality and the deposits are covered by governmental insurance systems. In May 2015, a new Deposit Insurance System (“DIS”) managed by the People’s Bank of China (“PBOC”) was implemented by the PRC government. Deposits in the licensed banks in mainland China are protected by DIS, up to a limit of RMB500.

Accounts receivable are typically unsecured and denominated in RMB, derived from revenue earned from customers, which are exposed to credit risk. The risk is mitigated by credit evaluations the Group performs on its customers and its ongoing monitoring process of outstanding balances. The Group maintains an allowance for credit losses and the Group had one single customer with a receivable balance exceeding 10% of the total accounts receivable balance as of December 31, 2021 and 2022.

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

One customer accounted for 81.7%, 83.2% and 86.3% of total revenues during the years ended December 31, 2020, 2021 and 2022.

Interest rate risk

The Group is exposed to interest rate risk on its interest-bearing liabilities. As of December 31, 2022, a hypothetical 1% increase or decrease in annual interest rates of RMB-denominated borrowings, US-denominated borrowings and MYR-denominated borrowings, in aggregate, would increase or decrease total interest expense by approximately RMB69,518 (US$10,079).

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

Foreign currency exchange rate risk

From July 21, 2005, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. For RMB against U.S. dollar, there was an appreciation of approximately 2.3% and a depreciation of approximately 8.2% during the years ended December 31, 2021 and 2022, respectively. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. To the extent that the Group needs to convert U.S. dollar into RMB for capital expenditures and working capital and other business purposes, appreciation of RMB against U.S. dollar would have an adverse effect on the RMB amount the Group would receive from the conversion. Conversely, if the Group decides to convert RMB into U.S. dollar for the purpose of making payments for dividends on ordinary shares, strategic acquisitions or investments or other business purposes, appreciation of U.S. dollar against RMB would have a negative effect on the U.S. dollar amount available to the Group. In addition, a significant depreciation of the RMB against the U.S. dollar may significantly reduce the U.S. dollar equivalent of the Group’s earnings or losses.

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

3. SHORT-TERM INVESTMENT

The following tables presents the Group's short-term investments:

	As of December 31,
	2021	2022	2022
	RMB	RMB	US$
Trading securities	129,946	80,368	11,652
Held-to-maturity debt securities	63,726	20,000	2,900
	193,672	100,368	14,552

The Group’s short-term investments include wealth management products classified as trading securities and structured notes with maturity of more than three months classified as held-to-maturity debt securities. During the years ended December 31, 2020, 2021 and 2022, the Group recorded interest income from its held-to-maturity debt securities of nil, RMB350 and RMB527 (US$76), and recorded changes in fair value of financial instruments from its trading securities of nil, RMB8,341 and RMB1,363 (US$198) in the consolidated statements of comprehensive (loss) income, respectively.

4. REVENUE

The following table presents the Group’s revenues from contracts with customers disaggregated by material revenue category:

	For the year ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
Colocation services	1,701,911	2,649,371	4,197,502	608,581
Colocation rental	124,991	114,681	203,381	29,487
Others	4,175	88,225	150,779	21,861
	1,831,077	2,852,277	4,551,662	659,929

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

The components of lease expense were as follows:

	For the year ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
Operating lease cost	40,479	47,055	51,180	7,420
Finance lease cost	4,724	6,983	7,228	1,048
Short-term lease cost	2,208	1,021	871	126
	47,411	55,059	59,279	8,594

Maturities of lease liabilities are as follows:

	Operating Leases		Finance Leases
	RMB	US$	RMB	US$
Year ending December 31, 2023	43,820	6,353	5,478	794
Year ending December 31, 2024	29,262	4,243	5,606	813
Year ending December 31, 2025	27,247	3,950	5,702	827
Year ending December 31, 2026	25,876	3,752	5,827	845
Year ending December 31, 2027 and thereafter	226,864	32,892	161,337	23,392
Total lease payments	353,069	51,190	183,950	26,671
Less imputed interest	(132,053)	(19,146)	(120,227)	(17,431)
Present value of lease liabilities	221,016	32,044	63,723	9,240

Other supplemental information related to leases is summarized below:

	For the year ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
Cash paid for amounts included in the measurement of lease liabilities
Operating cash flows used in operating leases	40,275	41,832	48,101	6,974
Operating cash flows used in finance leases	6,008	5,751	1,896	275
Financing cash flows used in finance leases	18,441	7,723	5,284	766
Lease liabilities arising from obtaining right-of-use assets
Operating leases	8,091	23,002	21,941	3,181
Finance leases	708	—	—	—

CHINDATA GROUP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

5. LEASE (Continued)

Lessee Accounting (Continued)

	As of December 31,
	2021	2022
Weighted-average remaining lease term (years)
Operating leases	12.43	12.31
Finance leases	26.09	24.30
Weighted-average discount rate
Operating leases	8.60%	8.58%
Finance leases	9.05%	8.92%

Lessor Accounting

The Group’s lease contracts in Malaysia and India do not have the option to extend or terminate the lease or provide the customer the right to purchase the asset at the end of the contract term. Instead, renewal of such contracts requires negotiation of mutually agreed upon terms by both parties. As of December 31, 2022, minimum lease payments expected to be collected were as follows:

	As of December 31, 2022
	RMB	US$
Year ending December 31, 2023	655,303	95,010
Year ending December 31, 2024	808,080	117,161
Year ending December 31, 2025	828,114	120,065
Year ending December 31, 2026	808,168	117,173
Year ending December 31, 2027 and thereafter	4,782,226	693,358
Total	7,881,891	1,142,767

CHINDATA GROUP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

6. ACCOUNTS RECEIVABLE

	As of December 31,
	2021	2022	2022
	RMB	RMB	US$
Accounts receivable	661,951	1,945,347	282,049
Allowance for credit losses	(924)	(7,655)	(1,110)
Accounts receivable, net	661,027	1,937,692	280,939

The movements in the allowance for credit losses were as follows:

	2021	2022	2022
	RMB	RMB	US$
Balance at the beginning of the year	12,496	924	134
Cumulative effect of adoption of ASU 2016-13	(11,054)	—	—
(Reversal)/Provisions	(286)	6,805	987
Write-offs	(232)	(74)	(11)
Balance at the end of the year	924	7,655	1,110

7. PROPERTY AND EQUIPMENT

	As of December 31,
	2021	2022	2022
	RMB	RMB	US$
Buildings	2,721,086	3,757,078	544,725
Data center equipment	4,607,321	8,230,103	1,193,253
Furniture and office equipment	17,086	37,300	5,408
Computers and network equipment	14,858	37,187	5,392
Motor vehicles	10,001	13,592	1,971
Purchased software	12,763	15,816	2,293
Leasehold improvements	48,674	262,717	38,090
Construction in progress	3,218,617	3,181,221	461,233
	10,650,406	15,535,014	2,252,365
Less: accumulated depreciation	(1,222,815)	(2,082,376)	(301,916)
Impairment	—	(83,482)	(12,104)
Property and equipment, net	9,427,591	13,369,156	1,938,345

Depreciation expense for the years ended December 31, 2020, 2021 and 2022 was RMB369,686, RMB543,597 and RMB817,289 (US$118,496), respectively.

For the year ended December 31, 2022, RMB83,482 (US$12,104) of impairment charges were recognized on property and equipment and included in “General and administrative expense” in the consolidated statement of comprehensive income, which mainly represented the one-off impairment of assets related to the Group’s manufacture operation in the fourth quarter of 2022 as a result of the Group’s decision of not to continue with such operation and concentrate on core IDC business. The Group performed an impairment assessment of the relevant long-lived assets based on unadjusted quoted price observable in the marketplace (Level 2), and the fair value of these assets were RMB51,223 and impairment loss were recognized for the amount of its carrying amount exceeding the fair value.

CHINDATA GROUP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

8. INTANGIBLE ASSETS

	As of December 31,
	2021	2022	2022
	RMB	RMB	US$
Acquired customer relationships	396,499	397,539	57,638
Acquired license and others	30,834	52,071	7,550
Less: accumulated amortization	(121,533)	(164,847)	(23,901)
Intangible assets, net	305,800	284,763	41,287

The Group recorded amortization expense of RMB42,292, RMB42,221 and RMB42,744 (US$6,197) for the years ended December 31, 2020, 2021 and 2022, respectively. As of December 31, 2022, estimated amortization expense of the existing intangible assets for each of the next five years is RMB39,907, RMB54,937, RMB54,444, RMB51,596 and RMB37,202, respectively.

9. GOODWILL

	Stack Group	Bridge Group
	RMB	RMB
Balance as of January 1, 2021 and 2022	472,883	—
Goodwill acquired (Note 17)	—	33,879
Foreign currency translation adjustment	—	1,557
Balance as of December 31, 2022	472,883	35,436
Balance as of December 31, 2022 (US$)	68,561	5,138

For the years ended December 31, 2020, 2021 and 2022, the Group performed a qualitative assessment and quantitative test based on the requirements of ASC 350-20. The Group evaluated all relevant factors including, but not limited to, macroeconomic conditions, industry and market conditions and financial performance. The Group weighed all factors in their entirety and concluded that it was not more-likely-than-not the fair value was less than the carrying amount of the reporting unit, and further impairment testing on goodwill was unnecessary.

10. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	As of December 31,
	2021	2022	2022
	RMB	RMB	US$
Payroll payable	59,432	85,390	12,380
Interest payable*	239,853	15,600	2,262
Deferred government grants	8,629	10,303	1,494
Other tax and surcharges payable	90,011	73,123	10,602
Accrued expenses	42,693	63,786	9,248
Others	70,639	114,805	16,646
	511,257	363,007	52,632

* Interest payable balance as of December 31, 2021 includes the incremental interest payable of RMB223,084 due upon the maturity of one bank loan, which was settled when the related bank loan was repaid in 2022.

CHINDATA GROUP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

11. BANK LOANS

The Group’s borrowings consisted of the following:

	As of December 31,
	2021	2022	2022
	RMB	RMB	US$
Secured short-term bank loans	260,980	567,802	82,324
Secured long-term bank loans	5,216,005	7,803,723	1,131,433
	5,476,985	8,371,525	1,213,757

The Group entered into loan agreements with various financial institutions for data center project development and working capital purpose with terms ranging from 1 to 7 years.

As of December 31, 2022, the Group had total financing credit facilities of RMB6,414,365, US$590,000 and MYR248,000 from various financial institutions, of which the unused amount was RMB1,724,952, US$ nil and MYR nil, respectively.

As of December 31, 2022, certain bank borrowings denominated in RMB are secured by certain subsidiaries’ restricted cash, accounts receivable, property and equipment and land use rights with net value of RMB59,257, RMB1,556,076,RMB3,792,335, and RMB77,767, respectively. One loan facility amounted to US$90,000 is guaranteed by standby letters of credit of US$112,500. Others are guaranteed by designated subsidiaries of the Group or secured by property, assets, deposits and shares of designated subsidiaries.

The weighted average interest rate on short-term bank loans as of December 31, 2021 and 2022 was 6.82% and 9.41%, respectively. The weighted average interest rate on long-term bank loans as of December 31, 2021 and 2022 was 7.13% and 6.64%, respectively. Management assessed that there was no breach of loan covenants for all its bank borrowings as of December 31, 2021 and 2022, respectively.

As of December 31, 2022, the loan principal will be due according to the following schedule:

	RMB	US$
2023	1,213,901	175,999
2024	946,980	137,299
2025	4,344,298	629,864
2026	907,031	131,507
2027 and thereafter	1,079,442	156,504
	8,491,652	1,231,173

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

The Group’s PRC entities are subject to the statutory income tax rate of 25%, in accordance with the Enterprise Income Tax law (the “EIT Law”), which was effective since January 1, 2008. Chindata (Hebei) Co., Ltd. being qualified as a High New Technology Enterprise (“HNTE”) was entitled to the preferential income tax rate of 15% for three years from 2021 to 2023. Datong Qinhuai Data Co., Ltd. being qualified as a HNTE was entitled to the preferential income tax rate of 15% for three years from 2021 to 2023. Beijing Zhonghuanyutong Architectural Design Co., Ltd. being qualified as a HNTE was entitled to the preferential income tax rate of 15% for three years from 2022 to 2024.

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

The Group’s Malaysian subsidiaries subject to income tax at the statutory rate of 24% in accordance with Malaysia corporate income tax laws and regulations. Capital gains arising from a disposal of real property for companies in Malaysia shall subject to a tax rate of 10% to 30% in accordance with Malaysian real property gains tax laws and regulations.

The Group’s Indian subsidiaries subject to income tax at the statutory rate of 31.2% in accordance with India corporate income tax laws and regulations.

(Loss) income before income taxes consists of:

	For the year ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
PRC	102,329	677,544	1,152,366	167,077
Non-PRC	(318,335)	(206,708)	(206,350)	(29,918)
	(216,006)	470,836	946,016	137,159

The current and deferred components of income tax expense appearing in the consolidated statements of comprehensive (loss) income are as follows:

	For the year ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
Current income tax expense	59,964	147,818	208,043	30,163
Deferred income tax expense	7,375	6,598	86,343	12,519
	67,339	154,416	294,386	42,682

CHINDATA GROUP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

12. TAXATION (Continued)

Enterprise income tax (Continued)

A reconciliation of the differences between the PRC statutory tax rate and the Company’s effective tax rate for enterprise income tax is as follows:

	For the year ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
(Loss) income before income tax	(216,006)	470,836	946,016	137,159
Income tax computed at the PRC statutory tax rate of 25%	(54,001)	117,709	236,504	34,290
Effect of differing tax rates in different jurisdictions	35,228	24,378	24,703	3,582
Effect of PRC preferential tax rates	(22,350)	(30,191)	(43,280)	(6,275)
Research and development expense super-deduction	(7,557)	(12,232)	(14,627)	(2,121)
Effect of tax rate changes on deferred taxes	5,325	(6,446)	(5,080)	(737)
Non-deductible expenses and non-taxable income, net*	106,892	57,631	65,704	9,526
Change in valuation allowance	3,802	3,567	30,462	4,417
Income tax expense	67,339	154,416	294,386	42,682

* Primarily represents share-based compensation expense, other non-deductible expenses, and income from entities not subject to income tax.

CHINDATA GROUP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

12. TAXATION (Continued)

Deferred tax

The significant components of the Group’s deferred tax assets and liabilities are as follows:

	As of December 31,
	2021	2022	2022
	RMB	RMB	US$
Deferred tax assets
Tax loss carry forward	89,147	117,753	17,073
Unabsorbed capital allowance	73,567	140,940	20,434
Depreciation expense, amortization expense and impairment	82,957	58,648	8,503
Operating lease	59,748	50,014	7,251
Accrued expenses and others	29,212	44,414	6,439
Less: Valuation allowance*	72,606	102,743	14,896
	262,025	309,026	44,804

	As of December 31,
	2021	2022	2022
	RMB	RMB	US$
Deferred tax liabilities
Property and equipment	329,917	485,179	70,344
Acquisition of intangible assets	86,283	79,303	11,498
Debt issuance cost	15,431	6,126	888
Operating lease	63,039	53,398	7,742
Others	7,439	16,559	2,400
	502,109	640,565	92,872
Presentation in the consolidated balance sheets:
Deferred tax assets	30,866	44,596	6,466
Deferred tax liabilities	270,950	376,135	54,534
Net deferred tax liabilities	240,084	331,539	48,068

* Based upon the level of historical taxable income, scheduled reversal of deferred tax liabilities and projections for future taxable income over the periods in which the deferred tax assets are realizable, management recorded full valuation allowance against deferred tax assets of those subsidiaries and VIEs that are in a cumulative loss as of December 31, 2021 and 2022, except for the portion that can be realized by matching reversals of deferred tax liabilities, and/or using future taxable income.

As of December 31, 2022, the aggregate undistributed earnings from the Company’s WFOEs as well as VIEs that are available for distribution are RMB2,195,883 (US$318,373). The Company has considered its operational funding needs, future development initiatives and its dividend distribution plan, and will permanently reinvesting all of its aggregate undistributed earnings. Determination of the amount of unrecognized deferred tax liability related to the earnings that are indefinitely reinvested is not practical.

As of December 31, 2022, the Group had net losses of approximately RMB451,367 (US$65,442) mainly deriving from entities in the PRC and Malaysia. The tax losses in PRC can be carried forward for five years to offset future taxable profit, and the period can be extended to ten years for entities that qualify as HNTE. The tax losses of entities in the PRC will begin to expire in 2023, if not utilized. The tax losses in Malaysia can be carried forward for ten years to offset future taxable profit. The tax losses of entities in Malaysia will begin to expire in 2027, if not utilized. The tax losses in India can be carried forward for eight years to offset future taxable profit. The tax losses of entities in India will begin to expire in 2025, if not utilized.

CHINDATA GROUP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

12. TAXATION (Continued)

Unrecognized Tax Benefit

The Group evaluated its income tax uncertainty under ASC 740-10. ASC 740-10 clarifies the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the financial statements. The Group elects to classify interest and penalties related to an uncertain tax position, if and when required, as part of income tax expense in the consolidated statements of comprehensive (loss) income. As of and for the years ended December 31, 2020, there was no significant impact from tax uncertainties on the Group’s financial position and result of operations.

As of December 31, 2021 and 2022, the Group had unrecognized tax benefits of RMB63,643 and RMB9,288 (US$1,347), of which RMB63,643 and RMB9,288 (US$1,347), respectively, are presented on a net basis against the deferred tax assets related to tax loss carry forwards on the consolidated balance sheet. It is possible that the amount of unrecognized benefit will further change in the next 12 months; however, an estimate of the range of the possible change cannot be made at this moment. As of December 31, 2021 and 2022, unrecognized tax benefits of RMB63,643 and RMB9,288 (US$1,347), respectively, if ultimately recognized, will impact the effective tax rate.

A reconciliation of the beginning and ending amount of unrecognized tax benefits was as follows:

	As of December 31,
	2021	2022	2022
	RMB	RMB	US$
Balance at the beginning of the year	4,478	63,643	9,227
Increase	59,316	172	25
Decrease	(151)	(54,527)	(7,905)
Balance at the end of the year	63,643	9,288	1,347

The Group recorded interest expense accrued in relation to the unrecognized tax benefits of RMB2,729 and RMB7,998 (US$1,160) in income tax expense for the years ended December 31, 2021 and 2022, respectively. The accumulated interest expense recorded in unrecognized tax benefit were RMB3,288 and RMB11,286 (US$1,636) as of December 31, 2021 and 2022, respectively.

In general, the tax authorities have five to eight years to conduct examinations of the tax filings of the Group’s subsidiaries. Accordingly, the subsidiaries’ tax years of 2017 through 2022 remain open to examination by the respective tax authorities.

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

On April 13, 2020, all of the 17,633,120 Class B Options were early exercised into the corresponding ESOP Holdco Class B shares, which are still subject to the original service and performance vesting conditions. The Company considered such early exercise of the options was not substantive for accounting purposes in accordance with ASC 718-10-55-31.

A summary of the activity under the 2019 Plan for the year ended December 31, 2022 is stated below:

	Number of ESOP Holdco Class B shares	Weighted-average grant-date fair value
		US$
Awarded and unvested as of December 31, 2021	9,332,572	1.68
Granted	-	n/a
Vested	-	n/a
Forfeited/Cancelled	(7,702,163)	1.64
Awarded and unvested as of December 31, 2022	1,630,409	1.87
Expected to vest as of December 31, 2022	1,630,409	1.87

The weighted-average exercise price for forfeited/cancelled share options during the year ended December 31, 2022 was US$0.86. The weighted-average grant-date fair value of share options granted during the years ended December 31, 2020, 2021 and 2022 was US$1.73, nil, and nil, respectively. The total fair value of share options vested during the years ended December 31, 2020, 2021 and 2022 was US$13,923, US$620, and nil, respectively.

The corresponding Class B shares of the vested option can be exchanged for the Company’s ordinary shares on a one-for-one basis at any time after completion of the IPO. As of December 31, 2022, 8,188,548 ESOP Holdco Class B shares were exchanged for the Company’s Class A ordinary shares.

2020 Plan

In May 2020, the Company’s Board of Directors approved a share option plan (“2020 Plan”) with a contractual term of ten years. The maximum aggregate number of ordinary shares that are authorized to be issued under the 2020 Plan is 5,667,164, which was subsequently increased to 11,334,328 in September, 2020, 22,291,218 in December 2020, and 29,628,812 in June 2022.

Options granted under 2020 Plan contain service and/or performance vesting conditions and are accounted for as equity awards. The options granted with service condition will vest in two to four equal installments over a two to four year service period.

CHINDATA GROUP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

13. SHARE-BASED PAYMENTS (Continued)

2020 Plan (Continued)

A summary of the activity under 2020 Plan for the year ended December 31, 2022 is stated below:

	Number of share options	Weighted-average exercise price	Weighted-average remaining contractual term	Aggregate intrinsic value
		US$	Years	US$
Outstanding as of December 31, 2021*	12,452,254	1.69
Granted	16,222,520	0.00001
Exercised	(3,314,141)	0.93
Forfeited/Cancelled	(8,987,392)	1.70
Outstanding as of December 31, 2022*	16,373,241	0.16	9.14	62,599
Vested and expected to vest as of December 31, 2022	16,373,241	0.16	9.14	62,599
Exercisable as of December 31, 2022	3,202,776	0.40	8.77	11,491

* On August 26, 2020, 5,667,164 share options were early exercised with an exercise cash consideration of US$5,667 received by the Company. The Company’s ordinary shares issued for the grantee’s early exercise still remain subject to the existing service and performance vesting conditions. The Company considered the early exercise of the options was not substantive for accounting purposes in accordance with ASC 718-10-55-31, and recorded the proceeds received from early exercise as a liability. As of December 31, 2021, 4,958,769 early exercised options but not vested remained as outstanding option. During the year ended December 31, 2022, these early exercised shares were repurchased and cancelled due to the termination of such awards.

The weighted-average grant-date fair value of share options granted during the years ended December 31, 2020, 2021 and 2022 was US$5.43, US$3.17 and US$3.34, respectively. The total intrinsic value of share options exercised during the years ended December 31, 2020, 2021 and 2022 was nil, US$4,282 and US$10,119, respectively. The total fair value of share options vested during the years ended December 31, 2020, 2021 and 2022 was US$7,846, US$8,258 and US$17,139, respectively.

On January 11, 2022, the Company entered into a transition agreement with Mr. Jing Ju, the former CEO of the Company, pursuant to which Mr. Ju’s unvested awards under 2019 Plan and 2020 Plan continued vesting at his original vesting schedule. Mr. Ju’s service under his new role was considered not substantive and hence vesting of service condition was accelerated for accounting purpose, resulting in an immediate recognition of share-based compensation expenses of RMB19,525 (US$2,831) under the 2019 Plan and RMB2,492 (US$361) under the 2020 Plan, respectively.

In December, 2022, in connection with Mr. Ju’s removal as director of the Company, Mr. Ju’s 4,958,770 early exercised options under the 2020 Plan and all awards under the 2019 Plan were repurchased by the Company and ESOP Holdco, respectively. The repurchase of Mr. Ju’s earned shares by the Company was accounted for in accordance with ASC 718-10-55-47 with RMB16,901 (US$2,451) recognized as other income, while the repurchase of Mr. Ju’s unearned awards by the Company was accounted for as cancellation, except for the awards with performance condition, which was considered not probable of achieving.

CHINDATA GROUP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

13. SHARE-BASED PAYMENTS (Continued)

2020 Plan (Continued)

As of December 31, 2022, there was US$41,159 of total unrecognized employee share-based compensation expenses related to unvested share-based awards under 2019 Plan and 2020 Plan, which are expected to be recognized over a weighted-average period of 1.54 years. Total unrecognized compensation cost may be adjusted for actual forfeitures occurring in the future.

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

A summary of the ISU activities for the year ended December 31, 2022 is stated below:

	Number of ISUs	Weighted-average grant-date fair value
		US$
Awarded and unvested as of December 31, 2021	212,429	91.23
Granted	29,853	88.57
Vested	(53,203)	112.84
Forfeited/Cancelled	(17,110)	72.98
Awarded and unvested as of December 31, 2022	171,969	85.90
Expected to vest as of December 31, 2022	171,969	85.90

As of December 31, 2022, there was US$8,916 of total unrecognized employee share-based compensation expenses related to unvested ISUs, which are expected to be recognized over a weighted-average period of 1.30 years. Total unrecognized compensation cost may be adjusted for actual forfeitures occurring in the future.

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

The assumptions used to estimate the fair value of the share options granted during the years ended December 31, 2020, 2021 and 2022 are as follows:

	For the year ended December 31,
	2020	2021	2022
Risk-free rate	0.57% – 1.90%	1.31% – 1.82%	1.71%-4.14%
Expected volatility range	39.65% – 40.53%	41% – 43%	40.9%-44.35%
Exercise multiple	2.80	2.80	2.80
Fair value per ordinary share as at valuation dates	US$2.32 – US$14.00	US$4.02 –US$8.27	US$2.895 –US$4.01

The fair value of the ISUs is the fair value of BCPE Bridge Cayman, L.P. Class B units at the grant date, which was determined by allocating the BCPE Bridge Cayman, L.P. equity value between the Class A and Class B units based on the predetermined distribution rate.

A summary of share-based compensation expenses recognized in the consolidated statements of comprehensive (loss) income for the years ended December 31, 2020, 2021 and 2022 are as follows:

	2020	2021	2022	2022
	RMB	RMB	RMB	US$
Cost of revenue	32,990	6,170	16,558	2,401
Selling and marketing	21,691	13,562	8,392	1,217
General and administrative	295,165	100,992	165,618	24,012
Research and development	—	—	2,283	331
Total share-based compensation expenses	349,846	120,724	192,851	27,961

In addition, the Company capitalized RMB20,127 in cost of the share options granted to the construction employees as construction in progress for the year ended December 31, 2020. Capitalized share-based compensation costs were immaterial for the years ended December 31, 2021 and 2022.

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

Bain Capital Mauritius

BCPE Bridge Cayman L.P.

BCC Mauritius Holdings PCC

Affiliates of certain shareholders of the Company (collectively hereinafter referred to as “Shareholder Affiliates”)

Abiding Joy HK Limited

Stackdata Joy HK Limited

Datalake HK Limited

b)
The Group had the following related party transactions, except for transactions disclosed in other notes:

	For the year ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
Purchase of services from Wangsu*	83,382	—	—	—
Purchase of utility from Jizongneng**	—	10,541	403,346	58,480
Net revenue from colocation services provided to Wangsu***	83,054	—	—	—
Management consulting services provided by Affiliates****	59,741	—	—	—
Management consulting services provided by Shareholder Affiliates****	13,016	—	—	—
Gain on divestiture of Qinyun and related assets*****	6,562	—	—	—
	245,755	10,541	403,346	58,480

* A portion of the services purchased comprised of certain Colocation Resources purchased from Wangsu, which are not distinct within the context of the Company’s revenue arrangement with Wangsu. Thus, in accordance with ASC 606-10-32-25, the entire consideration for these Colocation Resources (“Consideration Payable”) is accounted for as a reduction of revenue.

** Utility purchased from Jizongneng represented electricity and related costs for the Group’s colocation services which was recorded in cost of revenues.

*** Colocation services revenue from Wangsu for the period January 1, 2020 to October 2, 2020 have been presented net of Consideration Payable amounting to RMB62,440, respectively. Wangsu ceased to be a related party of the Company after the completion of IPO.

**** In connection with the IPO, the Company recognized a one-time consulting agreements’ termination expense amounting to RMB50,000 and RMB11,000, payable in cash to the Affiliates and the Shareholder Affiliates, respectively.

***** On August 4, 2020, the Group disposed 100% of equity interests of Qinyun for nil consideration as Qinyun was in a net deficit position, of which 99.9% and 0.1% was transferred to the Group’s former Chief Executive Officer, Mr. Jing Ju and a third-party individual, respectively. Subsequently, the Group transferred certain assets to Qinyun for cash consideration of RMB64,000, which was recorded in due from related party, as a noncash investing activity in consolidated statements of cash flows. The gain resulting from the divestiture of Qinyun and related assets transfer was RMB6,562.

CHINDATA GROUP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

14. RELATED PARTY TRANSACTIONS (Continued)

c) The Group had the following related party balances at the end of the year:

	As of December 31,
	2021	2022	2022
	RMB	RMB	US$
Amounts due to related parties:
Company Affiliates	6,754	97,797	14,179
Affiliates	478	518	75
Shareholder Affiliates	31,600	—	—
	38,832	98,315	14,254

All the balances with related parties as of December 31, 2021 and 2022 were unsecured. All outstanding balances are also repayable on demand unless otherwise disclosed. No provision for credit losses was recognized for the amount due from related parties for the years ended December 31, 2020, 2021 and 2022.

15. LOSS (EARNINGS) PER SHARE

Basic and diluted (loss) earnings per share for each of the years presented are calculated as follows:

	For the year ended December 31,
	2020		2021		2022
	Class A	Class B	Class A	Class B	Class A		Class B
	RMB	RMB	RMB	RMB	RMB	US$	RMB	US$
(Loss) Earnings per share-basic:
Numerator:
Allocation of net (loss) income available to ordinary shareholders	(105,403)	(177,942)	153,692	162,728	330,166	47,870	321,464	46,607
Denominator:
Weighted average number of ordinary shares outstanding	228,284,218	385,389,358	352,642,396	373,375,848	369,374,205	369,374,205	359,638,460	359,638,460
Denominator used for (loss) earnings per share	228,284,218	385,389,358	352,642,396	373,375,848	369,374,205	369,374,205	359,638,460	359,638,460
(Loss) Earnings per share-basic	(0.46)	(0.46)	0.44	0.44	0.89	0.13	0.89	0.13

(Loss) Earnings per share-diluted:
Numerator:
Allocation of net (loss) income available to ordinary shareholders	(105,403)	(177,942)	153,692	162,728	330,166	47,870	321,464	46,607
Reallocation of net (loss) income available to ordinary shares as a result of conversion of Class B to Class A ordinary shares	(177,942)	—	162,728	—	321,464	46,607	—	—
Reallocation of net (loss) income to Class B ordinary shares	—	—	—	(108)	—	—	(1,566)	(227)
Net (loss) income available to ordinary shareholders	(283,345)	(177,942)	316,420	162,620	651,630	94,477	319,898	46,380
Denominator:
Weighted average number of ordinary shares outstanding	228,284,218	385,389,358	352,642,396	373,375,848	369,374,205	369,374,205	359,638,460	359,638,460
Share-based awards	—	—	1,705,149	1,291,857	3,569,295	3,569,295	—	—
Conversion of Class B including potential ordinary shares to Class A ordinary share	385,389,358	—	374,667,705	—	359,638,460	359,638,460	—	—
Denominator used for (loss) earnings per share	613,673,576	385,389,358	729,015,250	374,667,705	732,581,960	732,581,960	359,638,460	359,638,460
(Loss) Earnings per share-diluted	(0.46)	(0.46)	0.43	0.43	0.89	0.13	0.89	0.13

CHINDATA GROUP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

16. ACCUMULATED OTHER COMPREHENSIVE (LOSS) INCOME

RMB
Balance as of January 1, 2020	40,011
Foreign currency translation adjustments, net of tax of nil	(212,597)
Balance as of December 31, 2020	(172,586)
Foreign currency translation adjustments, net of tax of nil	(85,391)
Balance as of December 31, 2021	(257,977)
Foreign currency translation adjustments, net of tax of nil	(42,540)
Balance as of December 31, 2022	(300,517)
Balance as of December 31, 2022, in US$	(43,571)

There have been no reclassifications out of accumulated other comprehensive (loss) income to net (loss) income for the years presented.

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

The actual results of operations after the 2020 Acquisition Date and pro-forma results of operations for this acquisition have not been presented because the effects of this acquisition were insignificant after elimination of the transactions between the Group and Huizhi.

CHINDATA GROUP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

17. BUSINESS COMBINATION (Continued)

2022 Acquisition

On March 29, 2022 (the “2022 Acquisition Date”), the Group completed its acquisition of 100% equity interest of Bridge Data Centres (Thailand) Ltd. (“BDC Thailand”) for a cash purchase consideration of RMB71,055 (US$10,302) to expand its data center operation in Thailand.

The acquisition was accounted for as a business combination. Goodwill recognized represents the expected synergies from integrating BDC Thailand’s operation with the Group’s existing IDC colocation services, and is not tax deductible. The purchase price allocation for the acquisition is based on a valuation determined by the Group with the assistance of an independent appraiser. The following table summarizes the fair values of the assets acquired and liabilities assumed on the 2022 Acquisition Date:

	RMB	USD
Purchase consideration	71,055	10,302
Less:
Prepayments and other current assets	27	4
Property and equipment, net	36,880	5,347
Operating lease right-of-use assets	18,478	2,679
Intangible assets, net	427	62
Accrued expenses and other current liabilities	(27)	(4)
Operating lease liabilities	(15,732)	(2,281)
Deferred tax liabilities	(2,877)	(417)
Goodwill	33,879	4,912

The actual results of operations after the 2022 Acquisition Date and pro-forma results of operations for this acquisition have not been presented because the effects of this acquisition were insignificant.

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

As of December 31, 2022, the Group’s PRC subsidiaries and VIEs had appropriated RMB311,821 (US$45,210) to their reserves.

Furthermore, registered share capital and capital reserve accounts of the Company’s PRC subsidiaries and the VIEs are also restricted from distribution. As a result, the restrictions amounted to approximately RMB4,447,604 (US$644,842) as of December 31, 2022. Therefore, in accordance with Rules 504 and 4.08(e)(3) of Regulation S-X, the condensed parent company only financial statements are disclosed in Note 22.

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

19. COMMITMENTS AND CONTINGENCIES

Capital expenditure commitments

The Group has commitments amounting to RMB2,225,183 (US$322,621) for the purchase of certain data center equipment and construction in progress as of December 31, 2022, which are scheduled to be paid within one to two years.

Contingencies

In August 2020 (“Termination Date”), Bridge Data centres (Mumbai) LLP (“Bridge Mumbai”), the Company’s subsidiary in India, exercised its rights under the force majeure clause and terminated its construction contact with Sterling & Wilson Private Limited (“S&W”), the contractor of its data center in India. Pursuant to the termination, S&W made a claim against Bridge Mumbai towards amounts payable for work performed through Termination Date, other costs and losses. In turn, Bridge Mumbai also submitted a claim against S&W towards the refund of cash advance payments previously made, and losses caused by S&W including delay in work performed, defective work, and replacement of contractor. In March 2021, Bridge Mumbai submitted a statement of defense. As of December 31, 2022, both parties had completed the pre-trial formalities and the hearings were still on-going. Based on management’s estimation and legal counsel’s advice, RMB30,372 has been accrued and recorded in “Others, net” in the consolidated statement of comprehensive loss for the year ended December 31, 2020, and there were no significant changes to such accrual balance as of December 31, 2021 and 2022.

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

Net revenues by geographic area are based upon the location of the customers. Total net revenues by geographic area are presented as follows:

	For the year ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
PRC	1,706,086	2,737,596	4,275,398	619,874
Southeast Asia	124,991	114,681	194,477	28,197
India	—	—	81,787	11,858
	1,831,077	2,852,277	4,551,662	659,929

Long-lived assets by geographic area are presented as follows:

	As of December 31,
	2021	2022	2022
	RMB	RMB	US$
PRC	8,829,539	10,625,591	1,540,566
Southeast Asia	911,623	3,189,683	462,461
India	626,798	791,814	114,802
	10,367,960	14,607,088	2,117,829

21. Subsequent event

On February 23, 2023, the Group completed the offering of US$300,000 in aggregate principal amount of senior notes due 2026 (the “Notes”). The Notes bear interest at a rate of 10.5% per annum and were issued at a price of 99.06% of the aggregate principal amount. The Group intends to use the net proceeds from the sale of the Notes for investment in data centers in the PRC and overseas, supplementing working capital and investment in research and development.

CHINDATA GROUP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

22. CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

Condensed Balance Sheets

	As of December 31,
	2021	2022	2022
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	459,522	156,062	22,627
Short-term investments	63,726	—	—
Amounts due from subsidiaries of the Group	2,890	—	—
Other current assets	2,964	3,927	569
Total current assets	529,102	159,989	23,196
Non-current assets
Investment in and amounts due from subsidiaries of the Group	9,657,859	11,470,857	1,663,118
Other non-current assets	595	—	—
Total non-current assets	9,658,454	11,470,857	1,663,118
Total assets	10,187,556	11,630,846	1,686,314
LIABILITIES AND SHAREHOLDER’S EQUITY
Current liabilities
Amounts due to related parties	31,600	—	—
Amounts due to subsidiaries of the Group	—	647,039	93,812
Derivative liabilities	—	947	137
Accrued expenses and other payables	18,721	57,738	8,371
Total current liabilities	50,321	705,724	102,320
Non-current liabilities:
Other non-current liabilities	22,603	15,568	2,257
Total non-current liabilities	22,603	15,568	2,257
Total liabilities	72,924	721,292	104,577
Shareholders’ equity

Ordinary shares (par value of US$0.00001 per share, 4,500,000,000 Class A ordinary shares authorized, 359,099,633 Class A ordinary shares issued and 358,376,753 Class A ordinary shares outstanding; 500,000,000 Class B ordinary shares authorized, 373,459,748 Class B ordinary shares issued and 368,500,979 Class B ordinary shares outstanding as of December 31, 2021; 4,500,000,000 Class A ordinary shares authorized, 401,576,883 Class A ordinary shares issued and 400,259,749 Class A ordinary shares outstanding; 500,000,000 Class B ordinary shares authorized, 329,223,723 Class B ordinary shares issued and outstanding as of December 31, 2022)

	46	46	7
Additional paid-in capital	10,646,328	10,832,160	1,570,516
Statutory reserve	189,700	311,821	45,210
Accumulated other comprehensive loss	(257,977)	(300,517)	(43,571)
(Accumulated deficit)/retained earnings	(463,465)	66,044	9,575
Total shareholders’ equity	10,114,632	10,909,554	1,581,737
Total liabilities and shareholders’ equity	10,187,556	11,630,846	1,686,314

CHINDATA GROUP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

22. CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (Continued)

Condensed Statements of Comprehensive (Loss) income

	For the year ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
Operating expenses
Sales and marketing expenses	—	(235)	—	—
General and administrative expenses	(53,945)	(19,900)	(20,592)	(2,986)
Total operating expenses	(53,945)	(20,135)	(20,592)	(2,986)
Operating loss	(53,945)	(20,135)	(20,592)	(2,986)
Interest income	1,854	5,200	6,590	955
Share of (loss) income of subsidiaries and the VIEs	(232,287)	318,481	658,862	95,526
Foreign currency exchange (loss) gain	(1,193)	89	208	30
Changes in fair value of financial instruments	—	4,465	(2,117)	(307)
Others, net	2,226	8,320	8,679	1,259
Net (loss) income attributable to ordinary shareholders	(283,345)	316,420	651,630	94,477
Other comprehensive loss (foreign currency translation adjustments), net of tax of nil:	(212,597)	(85,391)	(42,540)	(6,168)
Comprehensive (loss) income	(495,942)	231,029	609,090	88,309

CHINDATA GROUP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

22. CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (Continued)

Condensed Statements of Cash Flows

	For the year ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
Net cash used in operating activities	(22,553)	(6,049)	(9,667)	(1,402)
Net cash used in investing activities	(2,893,144)	(2,887,209)	(1,088,468)	(157,813)
Net cash generated from (used in) financing activities	6,683,039	(4,285)	765,028	110,919
Effect of exchange rate changes on cash and cash equivalents	(263,088)	(157,671)	29,647	4,299
Net increase (decrease) in cash and cash equivalents	3,504,254	(3,055,214)	(303,460)	(43,997)
Cash and cash equivalents at the beginning of the year	10,482	3,514,736	459,522	66,624
Cash and cash equivalents at the end of the year	3,514,736	459,522	156,062	22,627

Basis of presentation

For the presentation of the parent company only condensed financial information, the Company records its investments in subsidiaries and the VIEs under the equity method of accounting as prescribed in ASC 323, Investments—Equity Method and Joint Ventures. Such investments are presented on the condensed balance sheets as “investments in subsidiaries” and the subsidiaries’ and the VIEs’ income (losses) as “share of (losses) income of subsidiaries and the VIEs” on the condensed statements of comprehensive (loss) income. Under the equity method of accounting, the Company adjusted the carrying amount of “investments in subsidiaries” for its share of the subsidiaries’ and the VIEs’ cumulative losses until the investment balance reaches zero and did not provide for additional losses unless the Company has guaranteed obligations of the subsidiaries’ and the VIEs’ or is otherwise committed to provide further financial support.

The subsidiaries did not pay any dividends to the Company for the periods presented.

The Company does not have significant commitments or long-term obligations as of the period end.

The parent company only financial statements should be read in conjunction with the Company’s consolidated financial statements.